ING Life Insurance and Annuity Company
Variable Annuity Account C
UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS
CONTRACT PROSPECTUS –APRIL 29, 2011

The Contracts. The contracts described in this prospectus are flexible premium, group, deferred combination variable and fixed annuity contracts issued by ING Life Insurance and Annuity Company ("the Company," "we," "us," "our"). They are intended to be used in connection with retirement arrangements qualifying for special treatment under certain sections of the Internal Revenue Code of 1986, as amended ("the Tax Code), including Tax Code sections 403(b) ("403(b) contracts"), 415(m) ("415(m) contracts"), and 457(b) ("457(b) contracts"). The 403(b) contracts are available as voluntary 403(b) contracts or in connection with a 403(b) optional retirement plan ("403(b) ORP contracts"). The voluntary 403(b) contracts are also available as Roth 403(b) contracts, and if permitted under the governmental 457(b) plan, the contact may be used with Roth 457(b) plans. There are two versions of the contracts available for purchase: the Mentor contract and the Direct contract. The Mentor contract is designed for individuals who want help determining amounts to save and who desire education regarding their retirement plan program, and is available for enrollment through a sales representative. The Direct contract is designed for individuals who prefer group education sessions and is available for direct enrollment by participants.

Why Reading this Prospectus Is Important. This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

You may participate in this contract if you are an employee eligible to participate in one or more of the University of Texas System Retirement Programs under "Tax Code sections 403(b), 415(m), and 457(b).

Investment Options. The contracts offer variable investment options and a fixed option. When we establish your account(s), the contract holder, (generally, the plan sponsor or a trust), or you if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options or features may be unavailable through certain contracts and plans, or in some states. Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest option, Fixed Plus Account II, in Appendix I to this prospectus.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C, a separate account of the Company. Each subaccount invests in one of the mutual funds listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

Risks Associated with Investing in the Funds. The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page 10 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the April 29, 2011 Statement of Additional Information ("SAI") without charge by indicating your request on your enrollment materials, calling the Company at 1-800-262-3862, or writing us at the address referenced under the "Contract Overview - Questions: Contacting the Company" section of the prospectus. You may also obtain a prospectus or an SAI for any of the funds by calling that number. This prospectus, the SAI, and other information about the separate account may be obtained by accessing the Securities and Exchange Commission ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC Public Reference Branch. Information on the operations of the SEC Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, emailing publicinfo@sec.gov, or by writing to the SEC Public Reference Branch, 100 F Street NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-134760. The SAI table of contents is listed on page 43 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

The Funds

Alger Green Fund (Class A)[1]	ING Money Market Portfolio (Class I)
Amana Growth Fund[1]	ING Oppenheimer Global Portfolio (Class I)
Amana Income Fund[1]	ING PIMCO High Yield Portfolio (Class S)
American Century Inflation-Adjusted Bond Fund (Investor Class)[1]	ING Pioneer Fund Portfolio (Class I)
Ariel Fund[1]	ING Pioneer High Yield Portfolio (Class I)
Artisan International Fund (Investor Shares)[1]	ING Pioneer Mid Cap Value Portfolio (Class I)
BlackRock Mid Cap Value Opportunities Fund (Investor A Shares)[1]	ING Russell™ Large Cap Growth Index Portfolio (Class S)
Cohen & Steers Realty Shares, Inc.[1][2]	ING Russell™ Large Cap Index Portfolio (Class I)
Columbia Diversified Equity Income Fund (Class R4)[1]**	ING Russell™ Large Cap Value Index Portfolio (Class S)
Columbia Mid Cap Value Fund (Class A)[1]	ING Russell™ Mid Cap Growth Index Portfolio (Class S)
EuroPacific Growth Fund® (Class R-4)[1]	ING Russell™ Mid Cap Index Portfolio (Class I)
Fidelity® VIP Contrafund® Portfolio (Initial Class)	ING Russell™ Small Cap Index Portfolio (Class I)
Fidelity® VIP Equity-Income Portfolio (Initial Class)	ING Small Company Portfolio (Class S)[6]
Franklin Small Cap Value Securities Fund (Class 2)	ING Solution Growth Portfolio (Class S)[5]
Fundamental Investors SM (Class R-4)[1]	ING Solution Income Portfolio (Class S)[5]
ING American Century Small-Mid Cap Value Portfolio (Class S)	ING Solution Moderate Portfolio (Class S) [5]
ING Artio Foreign Portfolio (Class S)	ING Solution 2015 Portfolio (Class S)[5]
ING Baron Small Cap Growth Portfolio (Class S)	ING Solution 2025 Portfolio (Class S)[5]
ING BlackRock Health Sciences Opportunities Portfolio (Class S)[3]	ING Solution 2035 Portfolio (Class S)[5]
	ING Solution 2045 Portfolio (Class S)[5]
ING BlackRock Large Cap Growth Portfolio (Class S)	ING Solution 2055 Portfolio (Class S)[2][5]
ING BlackRock Science and Technology Opportunities Portfolio (Class I)	ING Strategic Allocation Conservative Portfolio (Class I)[5]
	ING Strategic Allocation Growth Portfolio (Class I)[5]
ING Clarion Global Real Estate Portfolio (Class I)	ING Strategic Allocation Moderate Portfolio (Class I)[5]
ING Clarion Real Estate Portfolio (Class S)	ING T. Rowe Price Capital Appreciation Portfolio (Class S)
ING Davis New York Venture Portfolio (Class S)	ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)
ING Fidelity® VIP Mid Cap Portfolio (Class S)[4]	ING T. Rowe Price Equity Income Portfolio (Class S)
ING FMRSM Diversified Mid Cap Portfolio (Class S)*	ING T. Rowe Price Growth Equity Portfolio (Class I)
ING Global Bond Portfolio (Class I)	ING T. Rowe Price International Stock Portfolio (Class S)
ING Growth and Income Portfolio (Class S)	ING Templeton Foreign Equity Portfolio (Class S)
ING Index Plus LargeCap Portfolio (Class I)	ING UBS U.S. Large Cap Equity Portfolio (Class I)
ING Index Plus MidCap Portfolio (Class I)	ING U.S. Bond Index Portfolio (Class I)
ING Index Plus SmallCap Portfolio (Class I)	Invesco Mid Cap Core Equity Fund (Class A)[1][3]
ING Intermediate Bond Portfolio (Class I)	Lazard U.S. Mid Cap Equity Portfolio (Open Shares)[1]
ING International Index Portfolio (Class I)	Loomis Sayles Small Cap Value Fund (Retail Class)[1]
ING International Value Portfolio (Class I)	New Perspective Fund® (Class R-4)[1]
ING Invesco Van Kampen Comstock Portfolio (Class S)	Oppenheimer Developing Markets Fund (Class A)[1]
ING Invesco Van Kampen Growth and Income Portfolio (Class S)	Pax World Balanced Fund (Individual Investor Class)[1]
	PIMCO VIT Real Return Portfolio (Administrative Class)
ING Janus Contrarian Portfolio (Class S)	Pioneer Emerging Markets VCT Portfolio (Class I)
ING JPMorgan Small Cap Core Equity Portfolio (Class S)	SMALLCAP World Fund® (Class R-4)[1]
ING Large Cap Growth Portfolio (Class S)	Templeton Global Bond Fund (Class A)[1]
ING Large Cap Value Portfolio (Class I)	The Bond Fund of AmericaSM (Class R-4)[1]
ING Marsico Growth Portfolio (Class I)	The Growth Fund of America® (Class R-4)[1]
ING MFS Utilities Portfolio (Class S)	USAA Precious Metals and Minerals Fund (Adviser Shares)[1][2]
ING MidCap Opportunities Portfolio (Class S)	Wanger International
	Wanger Select
	Wanger USA

* FMRSM is a service mark of Fidelity Management & Research Company

1 This fund is available to the general public. See "Investment Options -Additional Risks of Investing in the Funds."

2 This fund is scheduled to be available on May 9, 2011.

3 This fund has changed its name to the name listed above. See Appendix II – Description of Underlying Funds for a complete list of former and current fund name changes since your most recent prospectus supplement.

4 This fund is structured as a "master-feeder" fund, which invests directly in the shares of an underlying fund. See "Fees-Fund Fees and Expenses" for additional information.

5 These funds are structured as fund of funds that invest directly in shares of underlying funds. See "Fees – Fund Fees and Expenses" for additional information.

6 ING Small Company Portfolio is only available to plans offering the fund prior to April 29, 2011.

**Class R4 of this fund will be closed to new investors and will be available only to plans that have invested in the fund prior to January 1, 2011 or have approved the fund as an investment prior to January 1, 2011 and then have invested in the fund by March 31, 2011.

TABLE OF CONTENTS

CONTRACT OVERVIEW

Questions: Contacting the Company.

Contact your local representative or write or call the Company at:
  ING
  USFS Customer Service
  Defined Contribution
  Administration
  P.O. Box 990063
  Hartford, CT 06199-0063
  1-800-262-3862

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal, or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

The following is intended as a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual who participates in the contract through a retirement plan.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person or entity to whom we issue the contract. Generally, the plan sponsor or a trust. We may also refer to the contract holder as the contract owner.

We (the "Company"): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review "CONTRACT OWNERSHIP AND RIGHTS" and "CONTRACT PURCHASE AND PARTICIPATION."

The Contract and Your Retirement Plan

Retirement Plan (plan): A plan sponsor has established a plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan.

Plan Type: We refer to the plan by the Tax Code section under which it qualifies. For example: a 403(b) plan is a plan that qualifies for tax treatment under Tax Code section 403(b). To learn which Tax Code section applies to your plan, contact your plan sponsor, your local representative or the Company.

Use of an Annuity Contract in your Plan: Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 403(b), Roth 403(b), 415(m), 457(b), or Roth 457(b) plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as a guaranteed death benefit under some contracts or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Contract Rights: Rights under the contract and who may exercise those rights may vary by plan type. Also, while the contract may reserve certain rights for the contract holder, the contract holder may permit you to exercise those rights through the plan.

Contract Facts

Free Look/Right to Cancel. Contract holders may cancel the contract no later than 10 days after they receive the contract (or a longer period if required by state law). Participants in 403(b) and Roth 403(b) plans may cancel their participation in the contract no later than 10 days after they receive evidence of participation in the contract. **See "RIGHT TO CANCEL."**

Death Benefit. A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. The Mentor contract also offers a minimum guaranteed death benefit. **See "DEATH BENEFIT" and "THE INCOME PHASE."**

Withdrawals. During the accumulation phase, you may, under some plans, withdraw all or part of your account value. Amounts withdrawn may be subject to deductions, tax withholding and taxation. **See "WITHDRAWALS" and "TAX CONSIDERATIONS."**

Systematic Distribution Options. These options allow you to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees. Certain fees may be deducted from your account value. **See "FEE TABLE" and "FEES."**

Taxation. Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. **See "TAX CONSIDERATIONS."**

Contract Phases

The Accumulation Phase (accumulating retirement benefits)

STEP 1. You or the contract holder provides ING Life Insurance and Annuity Company with your completed enrollment materials.

According to the plan, we set up one or more accounts for you. We may set up account(s) for employer contributions and/or for contributions from your salary.

STEP 2. The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the following:
- Fixed Interest Option; or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account C. Each one invests in a specific mutual fund.)

STEP 3. The subaccount(s) selected purchases shares of its corresponding fund.



The Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. **See "THE INCOME PHASE."** In general, you may:
- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following table describes the fees and expenses that you will pay when buying, owning, and withdrawing account value from your contract. The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract, take a loan from the contract or transfer cash value between investment options. Under these contracts you will not pay any fees and expenses when you buy the contract, withdraw from the contract, or transfer between investment options. State premium taxes may also be deducted.* See "The Income Phase" for fees that may apply after you begin receiving payments under the contract, including a mortality and expense risk charge during the income phase of 1.25%.

Contract Holder Transaction Expenses

Loan Interest Rate Spread (per annum)[1]…………………………..3.00%

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Separate Account Annual Expenses

(as a percentage of average account value)

Mortality and Expense Risk Charge

Direct Contracts………………………………….…………………0.00%

Mentor Contracts……………………………………….…………..0.50%

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contracts. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees and other expenses)	0.34%	1.72%

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*   State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. The state of Texas currently assesses a tax on the Company of up to .04% of amounts applied to an income phase payment option by residents of Texas. Although we do not currently deduct this charge from participant accounts, we reserve the right to do so. **See "FEES - *Premium and Other Taxes*."**

[1]   This is the difference between the rate charged and rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. For example, if the current credited interest rate is 6.0%, the amount of interest applied to the contract would be 3.5%; the 2.5% loan interest rate spread is retained by the Company. **See "LOANS."**

Examples

Mentor Contracts. The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include separate account annual expenses and fund fees and expenses.

Example 1: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$225	$694	$1,190	$2,554

Example 2: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$86	$268	$466	$1,037

Direct Contracts. The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include fund fees and expenses. There is no mortality and expense risk charge under the Direct contracts.

Example 1: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$175	$542	$933	$2,030

Example 2: The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year and assumes the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$35	$109	$191	$431

Fees Deducted by the Funds

Fund Fee Information. The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees – Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser. This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees – Fund Fees and Expenses" for additional information.

How Fees are Deducted. Fees are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix IV, we provide condensed financial information about the Variable Annuity Account C subaccounts available under the contracts. These tables show the year-end unit values of each subaccount from the time purchase payments were first received in the subaccounts under the contracts.

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account C and the consolidated financial statements and the related notes to financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

VARIABLE ANNUITY ACCOUNT C

We established Variable Annuity Account C (the "separate account") in 1976 as a continuation of the separate account of Aetna Variable Annuity Life Insurance Company established in 1974 under Arkansas law. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940 (the "40 Act"). It also meets the definition of "separate account" under the federal securities laws.

The separate account is divided into "subaccounts." Each subaccount invests directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ING Life Insurance and Annuity Company. All obligations arising under the contracts are obligations of ING Life Insurance and Annuity Company. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the company and our general account.

THE COMPANY

ING Life Insurance and Annuity Company (the Company, we, us, our) issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contracts that are not related to the separate account are subject to the claims paying ability of the company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly-owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

As part of a restructuring plan approved by the European Commission, ING Groep N.V. has agreed to separate its banking and insurance businesses by 2013. ING Groep N.V. intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING Groep N.V. has announced that it will explore all options for implementing the separation including initial public offerings, sales or a combination thereof.

We are engaged in the business of issuing life insurance and annuities. Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

Regulatory Matters. As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or financial services industry. Some of these investigations and inquires could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company. It is the practice of the company and its affiliates to cooperate fully in these matters.

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities, including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "TAX CONSIDERATIONS" for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability.

INVESTMENT OPTIONS

The contracts offer variable investment options and a fixed interest option. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account C. Each subaccount invests in a specific mutual fund. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Mutual Fund (fund) Descriptions. We provide brief descriptions of the funds in Appendix II. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge from our administrative service center at the address and phone number listed in **"Contract Overview – Questions: Contacting the Company,"** by accessing the SEC's web site, or by contacting the SEC Public Reference Branch.

Fixed Interest Option. For a description of the Fixed Plus Account II, see Appendix I.

When Selecting Investment Options:
- **Choose options appropriate for you.** For Mentor Contracts, your local representative can help you evaluate which investment options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectuses, Appendix I, and Appendix II.

Limits on Availability of Options. Some subaccounts and the fixed interest option may not be available through certain contracts and plans or in some states. For example, some subaccounts may be unavailable in a particular state due to state law limits on total aggregate charges. We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. In the case of a substitution, the new fund may have different fees and charges than the one it replaced.

Reinvestment. The funds described in this prospectus have, as a policy, the distribution of income, dividends and capital gains. There is, however, an automatic reinvestment of such distributions under the contracts described in this prospectus.

Additional Risks of Investing in the Funds

Insurance-Dedicated Funds *(Mixed and Shared Funding).* Most of the funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code.) Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared Funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

- Mixed funding - bought for annuities and life insurance.
- Shared funding - bought by more than one company.

Public Funds. The following funds, which the subaccounts buy for variable annuity contracts, are also available to the general public:

Alger Green Fund	Invesco Mid Cap Core Equity Fund
Amana Growth Fund	Lazard U.S. Mid Cap Equity Portfolio
Amana Income Fund	Loomis Sayles Small Cap Value Fund
American Century Inflation-Adjusted Bond Fund	New Perspective Fund®
Ariel Fund	Oppenheimer Developing Markets Fund
Artisan International Fund	Pax World Balanced Fund
BlackRock Mid Cap Value Opportunities Fund	SMALLCAP World Fund®
Columbia Diversified Equity Income Fund	Templeton Global Bond Fund
Columbia Mid Cap Value Fund	The Bond Fund of America^{SM}
EuroPacific Growth Fund®	The Growth Fund of America®
Fundamental Investors^{SM}	

See "**TAX CONSIDERATIONS –** *Section 403(b) and Roth 403(b) Tax-Deferred Annuities*" for a discussion of investing in one of the public funds under a 403(b) annuity contract.

Possible Conflicts of Interest. With respect to the insurance-dedicated funds and the public funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each insurance-dedicated fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. With respect to both the public funds and the insurance-dedicated funds, in the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account C from participation in the funds that are involved in the conflict.

TRANSFERS AMONG INVESTMENT OPTIONS

During the accumulation phase and the income phase the contract holder, or you, if permitted by the plan, may transfer amounts among the available subaccounts. Transfers from the Fixed Plus Account II are restricted as outlined in Appendix I and the contract.

Transfer Requests. Subject to limits on frequent or disruptive transfers, transfer requests may be made in writing, by telephone, or, where available, electronically, as well as under the dollar cost averaging and automatic reallocation programs. Transfers must be made in accordance with the terms of the contracts.

Value of Your Transferred Dollars. The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our administrative service center at the address listed in "Contract Overview – Questions: Contacting the Company" or, if you are participating in the dollar cost averaging or automatic reallocation programs, after your scheduled transfer or reallocation.

Telephone and Electronic Transactions: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number (PIN) to execute transactions. You are responsible for keeping your PIN and contract information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling twelve month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing, or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares, and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies, or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter (once per year) warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the Internet, facsimile, Voice Response Unit (VRU), telephone calls to the ING Customer Service Center, or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling twelve month period, we will send them a letter warning that another purchase and sale of that same fund within twelve months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative, or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity, and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants, and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. W reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

The Dollar Cost Averaging Program. The contracts may provide you with the opportunity to participate in our dollar cost averaging program. Dollar cost averaging is a system for investing whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program. To obtain an application form or additional information about this program, contact your sales representative or call us at the number listed in **"Contract Overview – Questions: Contacting the Company."**

We reserve the right to discontinue, modify or suspend the dollar cost averaging program. Dollar cost averaging is not available if you are participating in the account rebalancing program. Subaccount reallocations or changes outside of the dollar cost averaging program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

The Automatic Reallocation Program (Account Rebalancing). The contracts may provide you with the ability to participate in account rebalancing. Account rebalancing allows you to reallocate your account value to match your current investment allocations by reallocating account values from the subaccounts that have increased in value to those subaccounts that have declined in value or increased in value at a slower rate. We automatically reallocate your account value annually (or more frequently as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market. There is currently no additional charge for this program. To obtain an application form or additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview – Questions: Contacting the Company."

Account rebalancing is not available if you are participating in the dollar cost averaging program. Subaccount reallocations or changes outside of the account rebalancing program may affect the program. Changes such as fund mergers, substitutions, or closures may also affect the program.

CONTRACT PURCHASE AND PARTICIPATION

Available Contracts. The contracts available for purchase are group deferred annuity contracts that the Company offers in connection with plans established under Tax Code sections 403(b) (including Roth 403(b)), 415(m), and 457(b)(including Roth 457(b). They are designed to fund the University of Texas System Retirement Programs.

Valuation Date: Any day that the New York Stock Exchange is open for trading.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

Purchasing the Contract. The contract holder may purchase a contract from us by completing an application and submitting it to us. Upon our approval we will issue a contract to the contract holder.

Participating in the Contract:
- We provide you with enrollment materials for completion and return to us; and
- If your enrollment materials are complete and in good order, we establish one or more accounts for you. We may establish an employee account for contributions from your salary and an employer account for employer contributions. We may also establish Roth 403(b) accounts.

Methods of Purchase Payment. The contract may allow one or more of the following purchase payment methods:
- Lump-sum payments: A one time payment to your account in the form of a transfer from a previous plan; and/or
- Installment payments: More than one payment made over time to your account.

Contributions to Roth 403(b) and Roth 457(b) accounts must be made by after-tax salary reduction, exchange, or rollover payments paid to us on your behalf, as permitted by the Tax Code. Under some contracts, we will place the different types of payments in distinct accounts, including Roth 403(b) and Roth 457(b) accounts.

Acceptance or Rejection of Your Application. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments. You will be entitled to the investment experience for amounts that we deposit in the ING Money Market Portfolio during this period, whether we accept or reject your application.

Allocating Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally, you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically. Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected. **See "INVESTMENT OPTIONS" and "TRANSFERS AMONG INVESTMENT OPTIONS."**

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See "TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in a contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative (for Mentor contracts), you consider an investment in the contract. You should pay attention to the following issues, among others:

- **Long-Term Investment** – These contracts are long-term investments, and are typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in a contract. You should not participate in a contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½;

- **Investment Risk** – The value of investment options available under the contracts may fluctuate with the markets and interest rates. You should not participate in a contract in order to invest in these options if you cannot risk getting back less money than you put in;

- **Features and Fee**s – The fees for these contracts reflect costs associated with the features and benefits they provide. As you consider a contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and

- **Exchanges** – Replacing an existing insurance contract with this contract may not be beneficial to you. If a contract will be a replacement for another annuity contract you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under the contract. You should consider whether these additional benefits justify any increased charges that might apply under these contracts. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products. We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative. Not all alternative options may be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated Under the Contract? It depends on the type of plan, as follows:
- **Under Governmental 457(b) and Roth 457(b) Plans, t**he Tax Code requires that 457(b) plan assets of governmental employers be held in trust for the exclusive benefit of you and your beneficiaries. An annuity contract satisfies the trust requirement of the Tax Code; and
- **Under 415(m), 403(b), and Roth 403(b) Plans,** we may establish one or more accounts for you. Generally, we establish an employee account to receive salary reduction and rollover amounts and an employer account to receive employer contributions. You have the right to the value of your employee account and any employer account to the extent you are vested as interpreted by the contract holder.

Who Holds Rights Under the Contract? It depends on the type of plan, as follows:
- **Under the 457(b) and Roth 457(b) contracts, 415(m) contracts,** and 403(b) ORP contracts, the contract holder holds all rights under the contract, during all phases of the contract. The contract holder may permit you to exercise some of those rights. For example, the contract holder may allow you to chose investment options and
- **Under the voluntary 403(b) and Roth 403(b) contracts**, you generally hold all rights under the contract during the accumulation and income phases of the contract. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2009, the exercise of certain of these rights may require the consent and approval of the contract holder or its delegate. Upon your death, the contract beneficiary may exercise any remaining rights under the contract.

For additional information about the respective rights of the contract holder and participants, see Appendix III.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within 10 days (or a longer period if required by state law) after the contract holder's receipt of the contract.

If you wish to cancel participation in the contract and are allowed to do so under the contract and the plan, you must send the document evidencing your participation and a written notice of cancellation to the Company within 10 days after you receive confirmation of your participation in the contract.

Refunds. We will produce a refund not later than seven calendar days after we receive the required documents and written notice in good order at the address listed in "Contract Overview-Questions: Contacting the Company." The refund will equal amounts contributed to the contract or account(s), as applicable, plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges (if any) deducted during the period you held the contract will not be returned. In certain states, including the State of Texas, we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

FEES

Types of Fees
The following fees or deductions may affect your contract:

Transaction Fees
• Redemption Fees

Fees Deducted from Investments in the Separate Account
• Mortality and Expense Risk Charge

Fund Fees and Expenses

Premium and Other Taxes

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

Transaction Fees

Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Fees Deducted from Investments in the Separate Account

Mortality and Expense Risk Charge

Maximum Amount. For Mentor contracts, the amount of this charge, on an annual basis, is equal to 0.50% of your account value invested in the subaccounts during the accumulation phase. For Direct contracts, there is no mortality and expense risk charge during the accumulation phase. Under both the Direct contracts and Mentor contracts, the charge is 1.25% annually of your account value invested in the subaccounts during the income phase. See "The Income Phase."

When/How. We deduct this charge daily from the subaccounts corresponding to the funds you select.

Purpose. This charge compensates us for the mortality and expense risks we assume under the contract:
• Mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contracts and our funding of the minimum guaranteed death benefit (Mentor contracts only) and other payments we make to contract holders, participants or beneficiaries of the accounts; and
• The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for these charges is not enough to cover our mortality costs and expenses, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from these charges.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses, which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

Less expensive share classes of the funds offered through this contract may be available for investment outside of this contract. You should evaluate the expenses associated with the funds available through this contract before making a decision to invest.

The Company may receive substantial revenue from each of the funds or from the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments, LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds

The revenues received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment advisor or the investment advisor's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service Fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made cash payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2010, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

• Fidelity Investments®	• American Century Investments
• American Funds®	• BlackRock, Inc.
• Franklin® Templeton® Investments	• Alger Funds
• OppenheimerFunds, Inc.	• Ariel Mutual Funds
• Columbia Funds	• Artisan Funds
• PAX World Funds	• Lazard Funds, Inc.
• Invesco Investments	• T. Rowe Price Funds
• Pioneer Investments	• Janus Funds
• Amana Funds	• MFS Investment Management

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2010, the affiliated funds would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to: co-branded marketing materials; targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel, and opportunities to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds" or "Master-Feeder" funds. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "Contract Distribution."**

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon your state of residence at the time that we deduct the charge.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the contract at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. The state of Texas currently assesses a tax on the Company of up to .04% of amounts applied to an income phase payment option by residents of Texas. Although we do not currently deduct this charge from participant accounts, we reserve the right to do so.

We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. See "Tax Considerations."

Your Account Value

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date;
- Less any deductions from the fixed interest options (e.g., withdrawals, fees);
- Plus the current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account C subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value (AUV). The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses and the mortality and expense risk charges. We discuss these deductions in more detail in "Fee Table" and "Fees."

Valuation. We determine the AUV every normal business day that the New York Stock Exchange (NYSE) is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:
- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount's units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and any other fees deducted daily from investments in the separate account (where applicable). See "Fees."

The net investment rate may be either positive or negative.

Illustration. As a hypothetical illustration, assume that your initial contribution to your account is $5,000 and you direct us to invest $3,000 in Fund A and $2,000 in Fund B. Also, assume that on the day we receive the purchase payment, the applicable AUVs after the next close of business of the New York Stock Exchange are $10 for Subaccount A and $25 for Subaccount B. Your contract is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.

Step 1: You make an initial contribution of $5,000.

Step 2:
• You direct us to invest $3,000 in Fund A. Your dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV).
• You direct us to invest $2,000 in Fund B. Your dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

$5,000 Contribution		
Step 1 ‖		
ING Life Insurance and Annuity Company		
Step 2 ‖		
Variable Annuity Account C		
Subaccount A 300 accumulation units	Subaccount B 80 accumulation units	Etc.
Step 3 ‖		
Mutual Fund A		Mutual Fund B

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms, as described in "Contract Purchase and Participation." Subsequent purchase payments or transfers directed to the subaccounts that we receive in good order by the close of business of the New York Stock Exchange ("NYSE") (normally 4 p.m. Eastern Time) will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day. The value of subaccounts may vary day to day.

WITHDRAWALS

Subject to limits on withdrawals from the Fixed Plus Account II and any applicable retirement plan or Tax Code restrictions (see "Withdrawal Restrictions" below), the contract holder, or you, if allowed by the plan, may withdraw all or a portion of your account value at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder or you, if allowed by the plan, must:

- Select the withdrawal amount. You must properly complete a disbursement form and deliver it to our administrative service center at the address listed in "Contract Overview – Questions: Contacting the Company."

- Partial Withdrawals: You may request a withdrawal of either a gross amount, in which case the required taxes (and redemption fees, if applicable) will be deducted from the gross amount requested or a specific amount after deduction of the applicable taxes (and redemption fees, if applicable).

    The amount available from the Fixed Plus Account II may be limited. For a description of limitations on withdrawals from the Fixed Plus Account II, see Appendix I.

    Unless otherwise agreed to by us, we will withdraw dollars in the same proportion as the values you hold in the investment options in which you have an account value.

- Full Withdrawals: You will receive, reduced by any required tax (and redemption fees, if applicable), your account value allocated to the subaccounts, plus the amount available for withdrawal from the Fixed Plus Account II.

Calculation of Your Withdrawal. We determine your account value as of the close of trading on the New York Stock Exchange (NYSE) (normally 4:00 p.m. Eastern Time) every day that the NYSE is open for trading. We pay withdrawal amounts based on your account value determined that day if a withdrawal request is received in good order at our administrative service center before the close of trading on the NYSE. The payment will be based on account value determined on the next valuation date if a request is received in good order at our administrative service center after the close of trading on the NYSE.

Delivery of Payment. Payments for withdrawal requests received in good order will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form. No interest will accrue on amounts represented by uncashed withdrawal checks.

Taxes, Fees and Deductions
Amounts withdrawn may be subject to one or more of the following:
- **Redemption Fees** (see "Fees-Redemption Fees")
- **Tax Penalty** (see "Tax Considerations")
- **Tax Withholding** (see "Tax Considerations")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "Contract Overview – Questions: Contacting the Company."

Reinstatement Privilege (Not Available Under 415(m) Plans). The contracts allow a one-time use of a reinstatement privilege. Within 30 days after a full withdrawal, if allowed by law, you may elect to reinvest all or a portion of your withdrawal. We must receive any reinvested amounts within 60 days of the withdrawal. We reserve the right, however, to accept a reinvestment election received more than 30 days after the withdrawal and accept proceeds received more than 60 days after the withdrawal. We will credit your contract for the amount reinvested based on the subaccount values next computed following our receipt of your request and the amount reinvested.

We will reinvest in the same investment options and proportions in place at the time of the withdrawal. Seek competent advice regarding the tax consequences associated with reinstatement.

Withdrawal Restrictions. The following withdrawal restrictions may apply:
- For participants in the voluntary 403(b) contracts, section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:
  ▷ Salary reduction contributions made after December 31, 1988; and
  ▷ Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship;
- Effective January 1, 2009, 403(b) regulations impose restrictions on the distribution of 403(b) employer contributions under certain contracts. See "Taxation of Qualified Contracts – Distributions – 403(b) Plans";
- The contract generally requires that the contract holder or its delegate certify that you are eligible for the distribution; and
- Participants in the Texas 403(b) Optional Retirement Program may not receive any distribution before retirement, except upon reaching age 70½ or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law.

Other withdrawals may be allowed as provided for under the Tax Code or regulations.

Loans

Availability. Under voluntary 403(b) and 457(b) contracts, you may take out a loan from your account value during the accumulation phase. Loans are not available from 403(b) ORP contracts, or 415(m) contracts. Loans are also not available from a participant Roth 403(b) account, and the participant Roth account is excluded from the amount available for loan. Loans are only allowed from amounts allocated to certain subaccounts and fixed interest options. Additional restrictions may apply under the Tax Code, your plan or due to our administrative practices or those of a third party administrator selected by your plan sponsor, and loans may be subject to approval by the plan sponsor or its delegate. We reserve the right not to grant a loan request if the participant has an outstanding loan in default.

Unless specifically permitted by the terms of your plan and supported by your plan's administrator and record keeper, a loan is not available from your Roth 457(b) account. Absent such an exception, although your Roth 457(b) account may be included in the calculation of the amount available for loan ("lienable"), the amount of your Roth 457(b) account may not be part of a loan ("loanable"). Accordingly, the amount available for a full or partial withdrawal from a participant Roth account will not be reduced by any outstanding loan balance. Further, in the event of a loan default, no amount of the outstanding loan balance will be deducted from your Roth account.

Requests. If you are eligible to obtain a loan, you may request one by properly completing the loan request form and submitting it to the address listed in "Contract Overview-Questions: Contacting the Company." Read the terms of the loan agreement before submitting any request.

Loan Interest. Interest will be applied on loan amounts. The difference between the rate charged and the rate credited on the loans under your contract is currently 2.5% (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0%.

Systematic Distribution Options

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options, the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

Systematic distribution options currently available under the contract include the following:

- **SWO-Systematic Withdrawal Option**. SWO is a series of partial withdrawals from your account based on a payment method you select. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the account. (This option may not be available if you have an outstanding loan.);

- **ECO-Estate Conservation Option**. ECO also allows you to maintain the account in the accumulation phase and provides periodic payments designed to meet the Tax Codes required minimum distributions. Under ECO, the Company calculates the minimum distribution amount required by law (generally at age 70½ or retirement, if later) and pays you that amount once a year; and

- **LEO-Life Expectancy Option.** This option provides for annual payments for a number of years equal to your life expectancy or the expectancy of you and a designated beneficiary. It is designed to meet the substantially equal periodic payment exception to the 10% premature distributions penalty under Tax Code section 72. See "Tax Considerations."

Other Systematic Distribution Options. Other systematic distribution options may be available from time to time. Additional information relating to any of the systematic distribution options may be obtained from your local representative or from the Company.

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the systematic distribution options at any time, and/or change the terms of future elections.

Electing a Systematic Distribution Option. The contract holder, or you if permitted by the plan, makes the election of a systematic distribution option. For some contracts, the contract holder must provide the Company with certification that the distribution is in accordance with the terms of the plan.

Terminating a Systematic Distribution Option. Once you elect a systematic distribution option, you may revoke it at any time through a written request to the address listed in "Contract Overview-Questions: Contacting the Company." Once revoked, an option may not be elected again until the next calendar year, nor may any other systematic distribution option be elected, unless the Tax Code permits it.

Tax Consequences. Withdrawals received through these options and revocations of elections may have tax consequences. See "Tax Considerations."

Features of a Systematic Distribution Option

If available under your plan, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Death Benefit

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

Terms to Understand:
•**Beneficiary(ies):** The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract; and
•**Claim Date:** The date proof of death and the beneficiary's right to receive the death benefit and election of a death benefit payment option are received in good order at our administrative service center. Please contact our administrative service center to learn what information is required for a request for payment of the death benefit to be in good order.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

The contract provides a death benefit in the event of your death during the accumulation phase, which is payable to the beneficiary named under the contract (contract beneficiary), as follows:

- Under the 415(m), 457(b) , Roth 457(b) and 403(b) ORP contracts, the contract holder must be named as the contract beneficiary, but may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary); and
- Under the voluntary 403(b) and Roth 403(b) contracts, you may generally designate your own contract beneficiary who will normally be your plan beneficiary, as well.

When is the Death Benefit Payable? During the accumulation phase a death benefit is payable when a participant dies. The value of the death benefit is determined on the claim date. In addition to the amount of the death benefit, some states require we pay interest on amounts invested in the Fixed Plus Account II, calculated from date of death at a rate specified by state law.

During the Accumulation Phase

Payment Process:
- Following your death, the contract beneficiary (on behalf of the plan beneficiary, if applicable) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within 7 calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in "Contract Overview-Questions: Contacting the Company," we will mail payment, unless otherwise requested.

Until a death benefit request is in good order and a payment option is selected, account dollars will remain invested as at the time of your death, and no distributions will be made.

Benefit Payment Options. The following payment options are available, if allowed by the Tax Code:
- Lump-sum payment;
- Payment under an available income phase payment option (see "The Income Phase-Income Phase Payment Options"); and
- Payment under an available systematic distribution option (subject to certain limitations). See "Systematic Distribution Options."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured** and can be accessed by the beneficiary through a draftbook feature. The beneficiary may access the entire death benefit proceeds at any time through the draftbook without penalty. Interest credited under this account may be less than you could earn if the lump-sum payment was invested outside of the contract. Additionally, interest credited on this account may be less than under other settlement options available through the contract, and the Company seeks to earn a profit on this account.

At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the retained asset account draftbook feature by notifying us at the address shown in the "Contract Overview - Questions: Contacting the Company" section of this prospectus.

Death Benefit Amount. For Direct contracts, the death benefit is your account value on the claim date.

The Mentor contracts provide a guaranteed minimum death benefit if the contract beneficiary (on behalf of the plan beneficiary, if applicable) elects a lump-sum distribution or an income phase payment option within six months of your death.

For Mentor contracts, the guaranteed minimum death benefit is the greater of:
- Your account value on the claim date; or
- The sum of payments (minus any applicable premium tax) made to your contract minus withdrawals made from your contract (including any outstanding loan amount), as of the claim date.

Taxation. The Tax Code requires distribution of death benefit proceeds within a certain period of time. In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the timeframe required by the Tax Code. See "Tax Considerations."

The Income Phase

During the income phase, you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving income phase payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:
- Start date;
- Income phase payment option (see the income phase payment options table in this section);
- Income phase payment frequency (i.e., monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments;
- Selection of an assumed net investment rate (only if variable payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected, it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payments? Some of the factors that may affect income phase payments include: your age, your account value, the income phase payment option selected, number of guaranteed payments (if any) selected, and whether you select variable or fixed payments.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payments will remain the same over time.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable payments, an assumed net investment rate must be selected.

Payments from the Fixed Plus Account II. If a nonlifetime income phase payment option is selected, payments from the Fixed Plus Account II may only be made on a fixed basis.

Assumed Net Investment Rate. If you select variable income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5%, after deduction of fees.

If you select a 3.5% rate, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts you selected. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview-Questions: Contacting the Company."

Selecting an Increasing Payment. Under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

Charges Deducted. When you select an income payment phase option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

Required Minimum Payment Amounts. The initial income phase payment or the annual income phase payment total must meet the minimums stated in the contract. If your account value is too low to meet these minimum payment amounts, you will receive one lump-sum payment.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the income phase payment option table on the following page. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us in good order and the payment request at the address listed in "Contract Overview-Questions: Contacting the Company."

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing retained asset account that is backed by our general account. **This account is not FDIC insured and** can be accessed by the beneficiary through a draftbook feature. The beneficiary may access the entire death benefit proceeds at any time through the draftbook without penalty. Interest credited under this account may be less than you could earn if the lump-sum payment was invested outside of the contract. Additionally, interest credited on this account may be less than under other settlement options available through the contract, and the Company seeks to earn a profit on this account.

At the time of death benefit election, the beneficiary may elect to receive the death benefit proceeds directly by check rather than through the retained asset account draftbook feature by notifying us at the address shown in the "Contract Overview - Questions: Contacting the Company" section of this prospectus.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. See "Tax Considerations."

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Refer to your certificate or check with your contract holder for details. We may offer additional income phase payment options under the contract from time to time.

Terms used in the Tables:
•**Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated; and
•**Beneficiary:** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options		
Life Income		**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death.
Life Income-Guaranteed Payments*		**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Two Lives		**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** •When you select this option, you choose for 100%, 66 2/3% or 50% of the payment to continue to the surviving annuitant after the first death; or •100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit-None:** All payments end after the death of both annuitants.
Life Income-Two Lives-Guaranteed Payments*		**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (limited availability fixed payment only)		**Length of Payments:** For as long as the annuitant lives. **Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income-Two Lives-Cash Refund Option(limited availability-fixed payment only)		**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.

*   Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Nonlifetime Income Phase Payment Options	
Nonlifetime-Guaranteed Payments*	**Length of Payments:** Payments will continue for the number of years you choose, based on what is available under the contract. For amounts held in the Fixed Plus Account II during the accumulation phase, the payment must be on a fixed basis and must be for at least 5 years. In certain cases, a lump-sum payment may be requested at any time (see below). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

* Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Lump-sum Payment: If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "Contract Overview-Questions: Contacting the Company."

Calculation of Lump-sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments or the 3.5% or 5% assumed net investment rate for variable payments).

Contract Distribution

General. The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the company and have entered into selling agreements with ING Financial Advisers, LLC or the sale of our variable annuity contracts:
•ING Financial Partners, Inc; and
•Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. There is no commission paid in connection with the sale of the Direct contracts. Registered representatives who offer and sell the Mentor contracts may be paid a commission.

The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 0% to 4%. After the first year of the participant account, renewal commissions up to 0.50% may be paid on recurring payments up to the amount of the previous year's payments, and commissions of up to 6% may be paid on recurring payments in excess of this amount. In addition, the Company may pay an asset-based commission ranging up to 0.10%.

Commissions and annual payments, when combined, could exceed 4% of total premium payments. In certain situations, we may reduce the compensation we pay if we have agreed with a plan sponsor to reimburse expenses related to the services of the plan's third party administrator. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Under one such program, we may pay additional amounts to distributors in connection with a participant's increased or re-started contributions and/or the number of participant enrollments completed by a registered representative during a specified time period. These other promotional incentives or payments may not be offered to all distributors, and may be limited only to ING Financial Advisers, LLC and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period, within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts, or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts, or which may be a flat dollar amount that varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts, or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
*   Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
*   Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
*   Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
*   Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
*   Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2010, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- LPL Financial Corporation
- Symetra Investment Services, Inc.
- ING Financial Partners, Inc.
- American Portfolios Financial Services, Inc.
- NIA Securities, L.L.C.
- Morgan Stanley Smith Barney LLC
- SagePoint Financial, Inc.
- Valor Insurance Agency Inc.
- Lincoln Financial Group
- Financial Network Investment Corporation
- Walnut Street Securities, Inc.®
- NFP Securities, Inc.
- Morgan Keegan and Company, Inc.
- Cadaret, Grant & Co., Inc.
- Financial Telesis Inc./Jhw Financial Services Inc.
- Lincoln Investment Planning, Inc.
- Wells Fargo & Company
- Multi-Financial Securities Corporation
- M Holdings Securities, Inc.
- NRP Financial, Inc.
- UVEST Financial Services Group, Inc.
- Securities America, Inc.
- National Planning Corporation
- Royal Alliance Associates, Inc.
- Woodbury Financial Services, Inc.

If the amounts paid to ING Financial Advisers, LLC, were included, ING Financial Advisers, LLC would be first on the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your contract are stated in your application materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations.
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

TAX CONSIDERATIONS

Introduction

The contract described in this prospectus is designed to be treated as an annuity for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contract. The U.S. federal income tax treatment of the contract is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contract;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contract described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section

Introduction

Taxation of Nonqualified Contracts

Taxation of Qualified Contracts

Possible Changes in Taxation

Taxation of the Company

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contract with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contract or any transactions involving the contract.

Qualified Contracts

The contract described in this prospectus may be purchased on a tax-qualified basis (qualified contracts).

Qualified Contracts. Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs that are intended to qualify as plans or programs entitled to special favorable income tax treatment under sections 403(b), or 457(b) of the Tax Code. Qualified contracts may also be offered in connection with qualified governmental excess benefit plans under Tax Code section 415(m) **Employers or individuals intending to use the contract with such plans should seek qualified legal advice.**

Roth Accounts. Tax Code section 402A allows employees of public schools and certain Tax Code section 501(c)(3) organizations offering 403(b) plans, and employees of certain governmental employers offering 457(b) plans to contribute after-tax salary contributions to a Roth 403b and Roth 457(b) account, respectively. Roth accounts provide for tax-free distributions, subject to certain conditions and restrictions. If permitted under the plan for which the contract is issued, we will set up one or more accounts for you under the contract for Roth after-tax contributions and the portion of any transfer or rollover attributable to such amounts.

Taxation of Qualified Contracts

Qualified Contracts

Eligible Retirement Plans and Programs. The contract may be purchased with the following retirement plans and programs to accumulate retirement savings:

- Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement;
- Section 415(m) of the Tax Code permits certain employers to provide a qualified governmental excess benefit arrangement, which may be subject to the same requirements as those applied to Tax Code section 457(b) plans. If the Tax Code section 415(m) arrangement is not designed to meet the requirements of Tax Code section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code section 451 and are generally taxable when paid or made available to you. **There is no further information regarding 415(m) arrangements in this prospectus**; and
- Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account:

Special Considerations for Section 403(b) Plans. In addition to being offered as an investment option under the contract, shares of certain funds are also offered for sale directly to the general public. A list of these funds is provided in the "Investment Options" section of this prospectus under the heading "Additional Risks of Investing in the Funds - Public Funds." In order to qualify for favorable tax treatment under Tax Code section 403(b), a contract must be considered an "annuity." In Revenue Procedure 99-44, the IRS concluded that it will treat a contract as an annuity for federal income tax purposes under Tax Code section 403(b), notwithstanding that contract premiums are invested at the contract owner's direction in publicly available securities. This treatment will be available provided no additional tax liability would have been incurred if the contribution was paid into a trust or a custodial account in an arrangement that satisfied the requirements of Tax Code section 401(a) or 403(b)(7)(A). We believe that the contract satisfies the requirements set forth in Revenue Procedure 99-44 and will therefore be treated as an annuity for tax purposes, notwithstanding the fact that investments may be made in publicly available securities. However, the exact nature of the requirements of Revenue Procedure 99-44 are unclear, and you should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a 403(b) plan.

Revenue Procedure 99-44 does not specifically address the use of publicly available securities in annuity contracts designed for use as a Roth 403(b). However, we believe that under this analysis such investment should not impact the treatment of such contracts as annuity contracts for purposes of Tax Code section 403(b). You should consider consulting with a qualified tax adviser before electing to invest in a fund that is offered for sale to the general public through a contract issued in relation to a Roth 403(b) account.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to owners of qualified contracts vary according to the type of qualified contract and the specific terms and conditions of the qualified contract. The ultimate effect of federal income taxes on the amounts held under a qualified contract, or on income phase payments from a qualified contract, depends on the type of qualified contract or program and your tax position. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some qualified plans and programs are subject to additional distribution or other requirements that are not incorporated into the contract described in this prospectus. No attempt is made to provide more than general information about the use of the contract with qualified plans and programs. Contract holders, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans and programs may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a qualified contract.

403(b) and Roth 403(b) Plans. The total annual contributions (including pre-tax and or Roth 403(b) after-tax contributions) by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $49,000 (as indexed for 2011). Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 403(b), or Roth 403(b) plan to generally no more than $16,500. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

With the exception of the Roth 403(b) contributions, purchase payments to your account(s) will generally be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable. Roth 403(b) salary reduction contributions are made on an after-tax basis.

457(b) and Roth 457(b) Plans. The total annual contributions (including pre-tax and Roth 457(b) after-tax salary reduction contributions) made by you and your employer to a 457(b) or Roth 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $16,500 (as indexed for 2011). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans in addition to any deferrals to the 457(b) or Roth 457(b) plan.

The $16,500 limit is subject to an annual adjustment for cost-of-living increases.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a 403(b), Roth 403(b), 457(b) or a Roth 457(b) plan of a governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $5,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional special catch-up provisions may be available for 457(b) plans. For advice on using a catch-up provision, please consult with a qualified tax adviser.

Distributions - General

Certain tax rules apply to distributions from the contract. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

403(b) and Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

10% Penalty Tax. The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan unless certain exceptions, including one or more of the following, have occurred:
- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;

- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) and 403(b) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Qualified Distributions - Roth 403(b) and Roth 457(b). A partial or full distribution of purchase payments to a Roth 403(b) or Roth 457(b) account and earnings credited on those purchase payments (or of in-plan rollover amounts and earnings credited on those amounts, as described in the "In-Plan Roth Rollovers" section below) will be excludable from income if it is a qualified distribution. A "qualified distribution" from a Roth 403(b) or Roth 457(b) account is defined as a distribution that meets the following requirements:
- The distribution occurs after the five-year taxable period measured from the earlier of:
  ▷ The first taxable year you made a designated Roth contribution to any designated Roth account established for you under the same applicable retirement plan as defined in Tax Code section 402A;
  ▷ If a rollover contribution was made from a designated Roth account previously established for you under another applicable retirement plan, the first taxable year for which you made a designated Roth contribution to such previously established account; or
  ▷ The first taxable year in which you made an in-plan Roth rollover of vested non-Roth amounts otherwise eligible for distribution under the same plan; and
- The distribution occurs after you attain age 59½, die with payment being made to your beneficiary, or become disabled as defined in the Tax Code.

A distribution from a Roth account that is not a qualified distribution is includible in gross income under the Tax Code in proportion to your investment in the contract (basis) and earnings on the contract.

Distributions - Eligibility

403(b) and Roth 403(b) Plans. Distribution of certain salary reduction contributions and earnings on such contributions restricted under Tax Code section 403(b)(11) may only occur upon your:
- Death;
- Attainment of age 59½;
- Severance from employment;
- Disability;
- Financial hardship; or
- Met other circumstances as allowed by federal law, regulations or rulings.

Such distributions remain subject to other applicable restrictions under the Tax Code.

Effective January 1, 2009 and for any contracts or participant accounts established on or after that date, 403(b) regulations prohibit the distribution of amounts attributable to employer contributions before the earlier of your severance from employment or prior to the occurrence of some event as provided under your employer's plan, such as after a fixed number of years, the attainment of a stated age, or a disability.

If the Company agrees to accept amounts exchanged from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

457(b) and Roth 457(b) Plans. Under 457(b) and Roth 457(b) plans, distributions may not be made available to you earlier than:
- The calendar year you attain age 70½;
- When you experience a severance from employment; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

Lifetime Required Minimum Distributions 403(b), Roth 403(b), 457(b) and Roth 457(b) Plans

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:
- Under governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or
- Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract or certificate.

Required Distributions upon Death (403(b), Roth 403(b), 457(b) and Roth 457(b) Plans)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2010, your entire balance must be distributed to the designated beneficiary by December 31, 2015. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

403(b), Roth 403(b), 457(b) and Roth 457(b) Plans of Governmental Employers. Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

457(b) Plans of Non-Governmental Employers. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

Non-resident Aliens. If you or your designated beneficiary is a non-resident alien, any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers, and we may require additional documentation prior to processing any requested distribution.

In-Plan Roth Rollovers

Tax Code section 403(b) and governmental 457(b) plans may add a "qualified Roth contribution program," under which employees can forego the current exclusion from gross income for elective deferrals, in exchange for the future exclusion of the distribution of the deferrals and any earnings thereon. That is, participants may elect to make non-excludable contributions to "designated Roth accounts" (instead of making excludable contributions) - and to exclude from gross income (if certain conditions are met) distributions from these accounts (instead of having distributions included in gross income).

If permitted under the plan for which the contract is issued and provided the plan offers an applicable Roth account (a Roth 403(b) or Roth 457(b) account), vested non-Roth amounts otherwise eligible for distribution may be rolled over into a corresponding Roth account within the same plan. The Tax Code provides that, generally, an in-plan rollover to a Roth account is taxable and includable in gross income in the year the rollover occurs, just as if the amount were distributed and not rolled into a qualified account. Amounts rolled-over into an in-plan Roth account cannot subsequently be converted back into a non-Roth account.

A partial or full distribution of in-plan Roth rollover amounts and earnings credited on those amounts (or of purchase payments made by salary reduction to a Roth account and earnings credited on those purchase payments, as described above) will be excludable from income if it is a qualified distribution as defined in the "Qualified Distributions - Roth 403(b) and Roth 457(b)" section above.

In-plan Roth rollovers are not subject to the 10% additional tax on early distributions under Code section 72(t) that would normally apply to distributions from a 403(b) plan (or from a governmental 457(b) plan to the extent such amounts are attributable to rollovers from a 401(a), 401(k), 403(a) or 403(b) plan). However, a special recapture rule applies when a plan distributes any part of the in-plan Roth rollover within a five-year taxable period, making the distribution subject to the 10% additional tax on early distributions under Tax Code section 72(t) unless an exception to this tax applies or the distribution is allocable to any nontaxable portion of the in-plan Roth rollover. The five-year taxable period begins January 1 of the year of the in-plan Roth rollover and ends on the last day of the fifth year of the period. This special recapture rule does not apply when the participant rolls over the distribution to another designated Roth account or to a Roth IRA but does apply to a subsequent distribution from the rolled over account or Roth IRA within the five-year taxable period.

The tax rules associated with Roth accounts and in-plan Roth rollovers can be complex and you should seek qualified legal and tax advice regarding your particular situation.

Assignment and Other Transfers

403(b), Roth 403(b), 457(b) and Roth 457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a QDRO in accordance with Tax Code section 414(p); or
- The Company as collateral for a loan.

Same-Sex Marriages

Pursuant to section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser. In some states, to the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. Variable Annuity Account C is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

Other Topics

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
* Standardized average annual total returns; and
* Non-standardized average annual total returns.

We may also include certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Return. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Generally, under group contracts issued in connection with section 403(b) plans (including Roth 403(b) plans), you have a fully vested interest in the value of your employee account, and in your employer account to the extent of your vested percentage in the plan. Therefore, under such plans we seek authorization from the contract holder to vote shares attributable to the contract in accordance with voting instructions received from the individual participants under the contract. Under contracts issued in connection with section 457(b) and 415(m) plans, the contract holder retains all voting rights.

We will vote all shares held by the subaccount whether or not we have received voting instructions for such shares. We vote shares for which instructions have not been received in the same proportion as those for which we received instructions. We do not require that we receive voting instructions representing a minimum number of shares in order to vote all shares of the subaccount. As a result of the proportional voting described above, the disposition of a matter may be determined by the vote of a small number of contract holders or participants.

Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts:
- During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund divided by the net asset value of one share of that fund; and
- During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account as allowed by law.

Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities. Only an authorized officer of the Company may change the terms of the contract.

We reserve the right to amend the contract to include any future changes required to maintain the contract (and the Roth 403(b) accounts) as a designated Roth 403(b) annuity contract (or account) under the Tax Code, regulations, IRS rulings and requirements.

Legal Matters and Proceedings

We are not aware of any pending legal proceedings that involve the Variable Annuity Account C as a party.

The company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the contract.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:
- On any valuation day when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or
- During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfers, Assignments or Exchanges of a Contract

A transfer of ownership or assignment of a contract, the designation of an annuitant, payee or other beneficiary who is not also the contract holder, or the exchange of a contract may result in certain tax consequences to the contract holder that are not discussed herein. A contract holder contemplating any such transfer, assignment, or exchange of a contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

Account Termination

Where allowed by state law, we reserve the right to terminate an individual account if the account value is less than $5,000, if this value is not due to negative investment performance, and if no purchase payments have been received within the previous twelve months. We will notify you or the contract holder 90 days prior to terminating the account.

Intent to Confirm Quarterly

We will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

Contents of the Statement of Additional Information

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI;

APPENDIX I
FIXED PLUS ACCOUNT II

The Fixed Plus Account II is an investment option available during the accumulation phase.

Amounts allocated to the Fixed Plus Account II are held in the Company's general account, which supports insurance and annuity obligations.

> Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account II have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus regarding the Fixed Plus Account II may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this Appendix regarding the Fixed Plus Account II has not been reviewed by the SEC.

Certain Restrictions. We reserve the right to limit investment in or transfers to the Fixed Plus Account II. If we waive these transfer limits, we reserve the right to reinstate these limits without notice. You may not elect certain withdrawal options, including systematic distribution options, if you have requested a Fixed Plus Account II transfer or withdrawal in the prior 12-month period. Under certain emergency conditions, we may defer payment of a withdrawal from the Fixed Plus Account II for a period of up to six months or as provided by federal law.

Interest Rates. The Fixed Plus Account II guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantees depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Plus Account II will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account II will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality, expense and administrative risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. We assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Requests for Partial Withdrawals. The contract holder or you, if permitted by the plan, may take up to 20% of the Fixed Plus Account II value as a partial withdrawal in each twelve (12) month period. We determine the amount eligible for partial withdrawal as of the date we receive a request for partial withdrawal in good order at the address listed in "Contract Overview – Questions: Contacting the Company." The amount allowed for partial withdrawal is reduced by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options made in the prior 12 months. In calculating the 20% limit, we reserve the right to include payments made due to the election of a systematic distribution option.

Waiver of Partial Withdrawal Limits. We waive the 20% limit if the partial withdrawal is due to the election of an income phase payment option. We also waive the 20% limit for withdrawals due to your death before income phase payments begin. The waiver upon death may only be exercised once and must occur within six months after your date of death.

Additionally, we may allow other waivers of the percentage limit on partial withdrawals to participants in certain plans. You can determine what additional waiver, if any, apply to you by referring to the contract or certificate.

Requests for Full Withdrawals. If the contract holder or you, if allowed by the plans, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account II, with interest, in five annual payments equal to:

- One-fifth of the Fixed Plus Account II value on the day the request is received in good order, reduced by any Fixed Plus Account II withdrawals, transfers or amounts used to fund income phase payments or loans made during the prior 12 months;
- One-fourth of the remaining Fixed Plus Account II value 12 months later;
- One-third of the remaining Fixed Plus Account II value 12 months later;
- One-half of the remaining Fixed Plus Account II value 12 months later; and
- The balance of the Fixed Plus Account II value 12 months later.

Once we receive a request for a full withdrawal, no further withdrawals, loans or transfers will be permitted from the Fixed Plus Account II. A full withdrawal may be cancelled at any time before the end of the five-payment period. No early withdrawal charges apply to full withdrawals from the Fixed Plus Account II.

Waiver of Full Withdrawal Provisions. We will waive the Fixed Plus Account II five-installment payout for full withdrawals made due to one or more of the following:

- Due to your death during the accumulation phase if the amount is paid within six months of your death; or
- Due to the election of a lifetime income phase payment option or a nonlifetime income phase payment option on a fixed basis;
- When the Fixed Plus Account II value is $2,000 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cash-out without participant consent) and no withdrawals, transfers, loans or elections of income phase payment options have been made from the account within the prior 12 months;
- Due to financial hardship (or unforeseeable emergency) as defined by the Tax Code and regulations thereunder, if all of the following conditions are met:
  - ▷ If applicable, the hardship is certified by the employer;
  - ▷ The amount is paid directly to you; and
  - ▷ The amount paid for all withdrawals due to hardship during the previous 12-month period does not exceed 20% of the average value of your account(s) and all other accounts under the relevant contract during that same period.
- Due to your separation from service with the employer, provided that all the following apply:
  - ▷ The withdrawal is due to your separation from service with your employer. Although the Tax Code permits distributions upon participant's severance from employment, the contracts do not provide for a waiver of the Fixed Plus Account II full withdrawal provision unless the severance from employment would otherwise have qualified as a separation from service under prior IRS guidance;
  - ▷ Separation from service is documented in a form acceptable to us;
  - ▷ The amount withdrawn is paid directly to you; and
  - ▷ The amount paid for all partial and full withdrawals due to separation from service during the previous 12-month period does not exceed 20% of the average value of all your account(s) and all other accounts under the relevant contract during that same period.

Additionally, we may allow other waiver of the five-installment payout for full withdrawals to participants in certain plans. You can determine what additional waiver, if any, apply to you be referring to the contract or certificate.

Charges. We do not make deductions from amounts in the Fixed Plus Account II to cover mortality, expense or administrative risks. We consider these risks when determining the credited rate.

Transfers. The contract holder or you, if allowed by the plan, may transfer 20% of your account value held in the Fixed Plus Account II in each rolling 12-month period. We determine the amount eligible for transfers on the day we receive a transfer request in good order at the address listed in "Contract Overview – Questions: Contacting the Company." We will reduce amounts allowed for transfer by any Fixed Plus Account II withdrawals, transfers, loans or amounts applied to income phase payment options during the 12 months. We also reserve the right to include payments made due to the election of any of the systematic distribution options. We will waive the percentage limit on transfers, when the value in the Fixed Plus Account II is $2,000. We may also waive the percentage limit on transfers depending upon the investment options selected by the contract.

If you transfer 20% of your account value held in the Fixed Plus Account II in each of four consecutive 12-month periods, you may transfer the remaining balance in the succeeding 12-month period provided you do not allocate any amount to or transfer any other amount from the Fixed Plus Account II during the five-year period. The 20% amount available to transfer under this provision will be reduced by any amount transferred, taken as a loan, or applied to income phase payment options within the 12-month period preceding the first 20% transfer. Also, we may reduce it for payments we made from your Fixed Plus Account II value under any systematic distribution option.

Contract Loans. If permitted under the plan, loans may be made from account values held in the Fixed Plus Account II. See the loan agreement for a description of the amount available and possible consequences upon loan default if Fixed Plus Account II values are used for a loan.

APPENDIX II
DESCRIPTION OF UNDERLYING FUNDS

List of Fund Name Changes

Current Fund Name	Former Fund Name
ING Blackrock Health Sciences Portfolio	ING Wells Fargo Health Care Portfolio
ING Invesco Van Kampen Comstock Portfolio	ING Van Kampen Comstock Portfolio
INIG Invesco Van Kampen Growth and Income Portfolio	ING Van Kampen Growth and Income Portfolio

The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview – Questions: Contacting the Company," by accessing the SEC's web site or by contacting the SEC Public Reference Branch. If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address show on the front of the fund's summary prospectus.

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through your contract, please see the cover page.

Fund Name	Investment Objective(s)
Alger Green Fund **Investment Adviser:** Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Amana Growth Fund **Investment Adviser:** Saturna Capital Corporation	Seeks long-term capital growth.
Amana Income Fund **Investment Adviser:** Saturna Capital Corporation	Seeks current income and preservation of capital.
American Century Inflation-Adjusted Bond Fund **Investment Adviser:** American Century Investment Management, Inc.	Seeks to provide total return and inflation protection consistent with investments in inflation-indexed securities.

Fund Name	Investment Objective(s)
Ariel Fund **Investment Adviser:** Ariel Investments, LLC	Seeks long-term capital appreciation.
Artisan International Fund **Investment Adviser:** Artisan Partners Limited Partnership	Seeks maximum long-term capital growth.
BlackRock Mid Cap Value Opportunities Fund **Investment Adviser:** BlackRock Advisors, LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks capital appreciation and, secondarily, income.
Cohen & Steers Realty Shares, Inc. **Investment Adviser:** Cohen & Steers Capital Management, Inc.	A *non-diversified* fund that seeks total return through investment in real estate securities.
Columbia Diversified Equity Income Fund **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with a high level of current income and, as a secondary objective, steady growth of capital growth.
Columbia Mid Cap Value Fund **Investment Adviser:** Columbia Management Investment Advisors, LLC	Seeks long-term capital appreciation.
EuroPacific Growth Fund® **Investment Adviser:** Capital Research and Management Company	Seeks to provide long-term growth of capital by investing in companies based outside the United States.
Fidelity® VIP *Contrafund*® Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks long-term capital appreciation.

Fund Name	Investment Objective(s)
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** Fidelity Management & Research Company **Subadvisers:** FMR Co., Inc.; Fidelity Management & Research (U.K.) Inc.; Fidelity Research & Analysis Company; Fidelity Investments Japan Limited; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500^{SM} Index.
Franklin Small Cap Value Securities Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. The Fund normally invests at least 80% of its net assets in investments of small capitalization companies.
Fundamental Investors^{SM} **Investment Adviser:** Capital Research and Management Company	Seeks to achieve long-term growth of capital and income primarily through investments in common stocks.
ING American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING Artio Foreign Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Artio Global Management, LLC	Seeks long-term growth of capital.
ING Baron Small Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Health Sciences Opportunities Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Advisors LLC	Seeks long-term capital growth.

Fund Name	Investment Objective(s)
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING BlackRock Science and Technology Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.
ING Clarion Global Real Estate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities LLC	*A non-diversified* Portfolio that seeks to provide investors with high total return, consisting of capital appreciation and current income.
ING Clarion Real Estate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Clarion Real Estate Securities LLC	*A non-diversified* Portfolio that seeks total return including capital appreciation and current income.
ING Davis New York Venture Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Davis Selected Advisers, L.P.	Seeks long-term growth of capital.
ING Fidelity® VIP Mid Cap Portfolio **Investment Adviser:** Directed Services LLC **(Investment Adviser to the Master Fund):** Fidelity Management & Research Company and; Fidelity Research & Analysis Company **Subadviser**: FMR Co., Inc. *** Fidelity is a registered trademark of Fidelity Management & Research LLC**	Seeks long-term growth of capital.

Fund Name	Investment Objective(s)
ING FMR^{SM} Diversified Mid Cap Portfolio* **Investment Adviser:** Directed Services LLC **Subadviser:** Fidelity Management & Research Company. ***FMR is a service mark of Fidelity Management & Research Company**	Seeks long-term growth of capital.
ING Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser: ING Investment Management Co.**	Seeks to maximize total return trough a combination of current income and capital appreciation.
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index, while maintaining a market level of risk.
ING Index Plus SmallCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.
ING Intermediate Bond Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk. The Portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

Fund Name	Investment Objective(s)
ING International Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment (before fees and expenses) results that correspond to the total return of a widely accepted international Index.
ING International Value Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Invesco Van Kampen Comstock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks capital growth and income.
ING Invesco Van Kampen Growth and Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Invesco Advisers, Inc.	Seeks long-term growth of capital and income.
ING Janus Contrarian Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Janus Capital Management, LLC	A *non-diversified* Portfolio that seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management, Inc.	Seeks long-term capital growth.

Fund Name	Investment Objective(s)
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. ("ING IM"); ING Investment Management Advisors, B.V., and ING Investment Management Asia/Pacific (Hong Kong) Limited	Seeks long-term growth of capital and current income.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital appreciation.
ING Money Market Portfolio* **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. ***There is no guarantee that the ING Money Market Subaccount will have a positive or level return.**	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
ING Oppenheimer Global Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** OppenheimerFunds, Inc.	Seeks capital appreciation.

Fund Name	Investment Objective(s)
ING PIMCO High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pacific Investment Management Company LLC	Seeks maximum total return, consistent with preservation of capital and prudent investment management.
ING Pioneer Fund Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer High Yield Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING Pioneer Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Russell™ Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Growth Index.
ING Russell™ Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Index.
ING Russell™ Large Cap Value Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Top 200® Value Index.

Fund Name	Investment Objective(s)
ING Russell^{TM} Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	A *non-diversified* Portfolio that seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Growth Index.
ING Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell Midcap® Index.
ING Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks investment results (before fees and expenses) that correspond to the total return of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING Solution Growth Portfolio **Investment Adviser:** Directed Services LLC **Consultant: Asset Allocation Committee**	Seeks to provide capital growth through a diversified asset allocation strategy.
ING Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Consultant: Asset Allocation Committee**	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution Moderate Portfolio **Investment Adviser:** Directed Services LLC **Consultant: Asset Allocation Committee**	Seeks to provide a combination of total return and stability of principal through a diversified asset allocation strategy.

Fund Name	Investment Objective(s)
ING Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Consultant: Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Consultant: Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Consultant: Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Consultant: Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Consultant: Asset Allocation Committee**	Until the day prior to its Target Date, the Portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the Portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Strategic Allocation Conservative Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.

Fund Name	Investment Objective(s)
ING Strategic Allocation Growth Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.

Fund Name	Investment Objective(s)
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.
ING UBS U.S. Large Cap Equity Portfolio **Investment Advise**r: Directed Services LLC **Subadviser:** UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index.
Invesco Mid Cap Core Equity Fund **Investment Adviser:** Invesco Advisors, Inc.	Seeks long-term growth of capital.
Lazard U.S. Mid Cap Equity Portfolio **Investment Adviser:** Lazard Asset Management LLC	Seeks long-term capital appreciation.
Loomis Sayles Small Cap Value Fund **Investment Adviser:** Loomis, Sayles & Company, L.P.	Seeks long-term capital growth from investments in common stocks or other equity securities.
New Perspective Fund® **Investment Adviser:** Capital Research and Management Company	Seeks to provide long-term growth of capital through investments all over the world, including the United States.
Oppenheimer Developing Markets Fund **Investment Adviser:** OppenheimerFunds, Inc.	Aggressively seeks capital appreciation.
Pax World Balanced Fund **Investment Adviser:** Pax World Management Corp.	Seeks income and conservation of principal and secondarily possible long-term growth of capital.
PIMCO VIT Real Return Portfolio **Investment Adviser:** Pacific Investment Management Company LLC (PIMCO)	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.

Fund Name	Investment Objective(s)
Pioneer Emerging Markets VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks long-term growth of capital.
SMALLCAP World Fund® **Investment Adviser:** Capital Research and Management Company	Seeks to provide long-term growth of capital by investing in the stocks of smaller companies in the United States and around the world.
Templeton Global Bond Fund **Investment Adviser:** Franklin Advisers, Inc.	Seeks current income with capital appreciation and growth of income.
The Bond Fund of America[SM] **Investment Adviser:** Capital Resarch and Management Company	Seeks to provide as high a level of current income as is consistent with the preservation of capital.
The Growth Fund of America® **Investment Adviser:** Capital Research and Management Company	Seeks to provide long-term growth of capital through a diversified portfolio of common stocks.
USAA Precious Metals and Minerals Fund **Investment Adviser:** USAA Investment Management Company	A *non-diversified* fund that seeks long-term capital appreciation and to protect the purchasing power of your capital against inflation.
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, L.P.	Seeks long -term growth of capital.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, L.P.	A *non-diversified* fund that seeks long-term growth of capital.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, L.P.	Seeks long-term growth of capital.

APPENDIX III
PARTICIPANT APPOINTMENT OF EMPLOYER AS AGENT
UNDER AN ANNUITY CONTRACT*

For Plans under Section 403(b), including Roth 403(b) (Except Voluntary Section 403(b) Plans)

The employer has adopted a plan under Internal Revenue Code Sections 403(b) or Roth 403(b), and has purchased an ING Life Insurance and Annuity Company ("Company") group variable annuity contract ("Contract") as the funding vehicle. Contributions under this Plan will be made by the participant through salary reduction to an Employee Account, and by the employer to an Employer Account.

By electing to participate in the employer's Plan, the participant voluntarily appoints the employer, who is the Contract Holder, as the participant's agent for the purposes of all transactions under the Contract in accordance with the terms of the Plan. The Company is not a party to the Plan and does not interpret the Plan provisions.

As a participant in the Plan, the participant understands and agrees to the following terms and conditions.

▷ The participant owns the value of his/her Employee Account subject to the restrictions of Sections 403(b) and the terms of the Plan. Subject to the terms of the vesting schedule in the Plan and the restrictions of Section 403(b), the participant has ownership in the value of his/her Employer Account.

▷ The Company will process transactions only with the employer's written decision to the Company. The participant will be bound by the employer's interpretation of the Plan provision s and its written direction to the Company.

▷ The employer may permit the participant to make investment selections under the Employee Account and/or the Employer Account directly with the Company under the terms of the Contract. Without the employer's written permission, the participant will be unable to make any investment selections under the Contract.

▷ On behalf of the participant, the employer may request a loan in accordance with the terms of the Contract and the provisions of the Plan. The Company will make payment of the loan amount directly to the participant. The participant will be responsible for making repayments directly to the Company in a timely manner.

▷ In the event of the participant's death, the employer is the named Beneficiary as determined under the terms of the Plan and file that Beneficiary election with the employer. It is the employer's responsibility to direct the Company to properly pay any death benefits.

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* Under most group contracts issued through a voluntary 403(b) or Roth 403(b) plan, you generally hold all rights under the contract and may make elections for your accounts. However, pursuant to Treasury Department regulations that were generally effective on January 1, 2010, the exercise of certain of these rights may require the consent and approval of the contract holder or its delegate. See "Tax Considerations – Section 403(b) and Roth 403(b) Tax-Deferred Annuities." See the contract or your certificate (if applicable) to determine who holds rights under the contract.

APPENDIX IV
CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2010, the following table gives (1) the accumulation unit value ("AUV") at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account C available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2010 the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2010 are not reflected in the following information.

TABLE I
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 0.00%
(Selected data for accumulation units outstanding throughout each period)

	2010	2009	2008	2007	2006
ALGER GREEN FUND					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$13.06	$11.56			
Value at end of period	$14.31	$13.06			
Number of accumulation units outstanding at end of period	0	72			
AMANA GROWTH FUND					
(Funds were first received in this option during May 2010)					
Value at beginning of period	$10.30				
Value at end of period	$11.30				
Number of accumulation units outstanding at end of period	7,388				
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND					
(Funds were first received in this option during December 2009)					
Value at beginning of period	$10.78	$10.87			
Value at end of period	$11.37	$10.78			
Number of accumulation units outstanding at end of period	4,534	3,425			
COLUMBIA DIVERSIFIED EQUITY INCOME FUND					
(Funds were first received in this option during May 2010)					
Value at beginning of period	$7.68				
Value at end of period	$9.21				
Number of accumulation units outstanding at end of period	5,579				
COLUMBIA MID CAP VALUE FUND					
(Funds were first received in this option during November 2008)					
Value at beginning of period	$8.11	$6.13	$6.56		
Value at end of period	$9.97	$8.11	$6.13		
Number of accumulation units outstanding at end of period	0	1,776	1,777		
EUROPACIFIC GROWTH FUND®					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$16.74	$12.03	$20.24	$17.03	$15.73
Value at end of period	$18.31	$16.74	$12.03	$20.24	$17.03
Number of accumulation units outstanding at end of period	62,986	39,259	24,302	214	9
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$18.88	$13.91	$24.20	$20.61	
Value at end of period	$22.13	$18.88	$13.91	$24.20	
Number of accumulation units outstanding at end of period	7,128	61,287	48,835	1,151	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$12.76	$9.80	$17.08	$16.82	$16.47
Value at end of period	$14.69	$12.76	$9.80	$17.08	$16.82
Number of accumulation units outstanding at end of period	430	30,022	25,571	32	2
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$16.50	$12.78	$19.07	$20.77	
Value at end of period	$21.16	$16.50	$12.78	$19.07	
Number of accumulation units outstanding at end of period	355	1,574	1,668	185	
FUNDAMENTAL INVESTORS^SM					
(Funds were first received in this option during May 2010)					
Value at beginning of period	$7.82				
Value at end of period	$9.35				
Number of accumulation units outstanding at end of period	115,080				
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$16.14	$11.90	$16.20	$17.81	
Value at end of period	$19.70	$16.14	$11.90	$16.20	
Number of accumulation units outstanding at end of period	3,390	1,705	297	59	
ING ARTIO FOREIGN PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$13.86	$11.53	$20.45	$17.56	$15.48
Value at end of period	$14.81	$13.86	$11.53	$20.45	$17.56
Number of accumulation units outstanding at end of period	642	1,062	562	77	3
ING BARON SMALL CAP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$15.60	$11.54	$19.64	$18.54	
Value at end of period	$19.73	$15.60	$11.54	$19.64	
Number of accumulation units outstanding at end of period	5,533	6,743	5,483	198	
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$9.65	$7.41	$12.17	$11.40	$11.36
Value at end of period	$10.95	$9.65	$7.41	$12.17	$11.40
Number of accumulation units outstanding at end of period	799	575	178	46	2
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$5.01	$3.28	$5.45	$4.69	
Value at end of period	$5.94	$5.01	$3.28	$5.45	
Number of accumulation units outstanding at end of period	9,797	3,894	3,572	13	
ING CLARION GLOBAL REAL ESTATE PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$9.00	$6.73	$9.75		
Value at end of period	$10.47	$9.00	$6.73		
Number of accumulation units outstanding at end of period	6,606	1,674	1,809		
ING CLARION REAL ESTATE PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$8.52	$6.27	$10.20	$13.11	
Value at end of period	$10.91	$8.52	$6.27	$10.20	
Number of accumulation units outstanding at end of period	307	3,941	3,411	8	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$18.15	$13.79	$21.84		
Value at end of period	$20.33	$18.15	$13.79		
Number of accumulation units outstanding at end of period	803	645	339		
ING FIDELITY® VIP MID CAP PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$10.38	$7.45	$12.37	$11.72	
Value at end of period	$13.30	$10.38	$7.45	$12.37	
Number of accumulation units outstanding at end of period	288	250	72	23	
ING FMR℠ DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$12.94	$9.30	$15.28	$15.09	
Value at end of period	$16.61	$12.94	$9.30	$15.28	
Number of accumulation units outstanding at end of period	9,824	2,260	836	30	
ING GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during April 2009)					
Value at beginning of period	$8.74	$6.71			
Value at end of period	$9.95	$8.74			
Number of accumulation units outstanding at end of period	39	27			
ING INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$11.84	$9.61	$13.66		
Value at end of period	$13.50	$11.84	$9.61		
Number of accumulation units outstanding at end of period	464	67,432	64,140		
ING INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$22.05	$16.74	$26.82	$27.91	
Value at end of period	$26.88	$22.05	$16.74	$26.82	
Number of accumulation units outstanding at end of period	2,914	25,268	22,053	2	
ING INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$15.83	$12.68	$19.08	$22.35	
Value at end of period	$19.44	$15.83	$12.68	$19.08	
Number of accumulation units outstanding at end of period	37	3,738	3,269	22	
ING INTERMEDIATE BOND PORTFOLIO					
Value at beginning of period	$17.52	$15.71	$17.16	$16.19	$15.55
Value at end of period	$19.25	$17.52	$15.71	$17.16	$16.19
Number of accumulation units outstanding at end of period	1,814	10,985	26,354	13,376	4
ING INTERNATIONAL INDEX PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$7.63	$6.99			
Value at end of period	$8.23	$7.63			
Number of accumulation units outstanding at end of period	1,247	6,087			
ING INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$14.49	$11.39	$19.91	$18.72	
Value at end of period	$14.85	$14.49	$11.39	$19.91	
Number of accumulation units outstanding at end of period	125	4,699	3,539	2	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006
ING JANUS CONTRARIAN PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$8.00	$5.86	$11.49	$10.89	
Value at end of period	$9.11	$8.00	$5.86	$11.49	
Number of accumulation units outstanding at end of period	473	379	109	64	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$11.65	$9.15	$13.06	$14.35	
Value at end of period	$14.76	$11.65	$9.15	$13.06	
Number of accumulation units outstanding at end of period	21,177	481	256	1	
ING LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$13.39	$9.40	$12.97	$13.54	
Value at end of period	$15.29	$13.39	$9.40	$12.97	
Number of accumulation units outstanding at end of period	1,220	483	114	19	
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$8.46	$6.39	$10.52	$10.69	$10.75
Value at end of period	$10.53	$8.46	$6.39	$10.52	$10.69
Number of accumulation units outstanding at end of period	1,064	12,985	12,528	100	1
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$8.57	$6.62	$10.24		
Value at end of period	$10.29	$8.57	$6.62		
Number of accumulation units outstanding at end of period	167	120	2,031		
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$13.02	$9.46	$18.74	$15.64	
Value at end of period	$14.82	$13.02	$9.46	$18.74	
Number of accumulation units outstanding at end of period	122	1,592	1,282	97	
ING MIDCAP OPPORTUNITIES PORTFOLIO					
Value at beginning of period	$14.17				
Value at end of period	$18.47				
Number of accumulation units outstanding at end of period	31,948				
ING MFS UTILITIES PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$15.86	$11.94	$19.17	$16.63	
Value at end of period	$18.03	$15.86	$11.94	$19.17	
Number of accumulation units outstanding at end of period	62	3,089	2,654	864	
ING MONEY MARKET PORTFOLIO					
Value at beginning of period	$14.55	$14.51	$14.13	$13.44	$12.81
Value at end of period	$14.59	$14.55	$14.51	$14.13	$13.44
Number of accumulation units outstanding at end of period	16,121	20,347	16,516	2,879	23
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$12.85	$9.20	$15.42	$13.92	
Value at end of period	$14.91	$12.85	$9.20	$15.42	
Number of accumulation units outstanding at end of period	1,849	63,263	62,671	412	
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$12.26	$10.08	$12.08	$10.97	$10.55
Value at end of period	$14.37	$12.26	$10.08	$12.08	$10.97
Number of accumulation units outstanding at end of period	14,394	12,134	10,513	424	8

CFI 4

	2010	2009	2008	2007	2006
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$13.71	$9.18	$11.85	$11.52	$11.15
Value at end of period	$15.66	$13.71	$9.18	$11.85	$11.52
Number of accumulation units outstanding at end of period	1,226	1,103	696	49	16
ING PIONEER EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during January 2008)					
Value at beginning of period	$7.33	$6.50	$8.95		
Value at end of period	$8.75	$7.33	$6.50		
Number of accumulation units outstanding at end of period	2,358	6,902	5,503		
ING PIONEER FUND PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$9.34	$7.51	$11.47	$10.88	$10.31
Value at end of period	$10.85	$9.34	$7.51	$11.47	$10.88
Number of accumulation units outstanding at end of period	594	3,892	2,956	62	6
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$13.35	$7.99	$11.32	$10.66	$10.61
Value at end of period	$15.89	$13.35	$7.99	$11.32	$10.66
Number of accumulation units outstanding at end of period	3,170	12,891	1,301	469	2
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$9.51	$7.58	$11.30	$10.69	
Value at end of period	$11.24	$9.51	$7.58	$11.30	
Number of accumulation units outstanding at end of period	19,733	4,729	3,331	113	
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$12.19	$10.35			
Value at end of period	$13.71	$12.19			
Number of accumulation units outstanding at end of period	396	245			
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$8.26	$6.99			
Value at end of period	$9.27	$8.26			
Number of accumulation units outstanding at end of period	625	538			
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$11.92	$10.08			
Value at end of period	$13.25	$11.92			
Number of accumulation units outstanding at end of period	985	842			
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$12.92	$11.44			
Value at end of period	$16.26	$12.92			
Number of accumulation units outstanding at end of period	0	166			
ING RUSSELL™ MID CAP INDEX PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$8.36	$5.96	$8.96		
Value at end of period	$10.46	$8.36	$5.96		
Number of accumulation units outstanding at end of period	0	125	126		

	2010	2009	2008	2007	2006
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during November 2006)					
Value at beginning of period	$11.17	$9.13	$12.48	$11.93	$11.81
Value at end of period	$12.42	$11.17	$9.13	$12.48	$11.93
Number of accumulation units outstanding at end of period	11,920	4,089	1,918	30	2
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$10.78	$8.57	$12.11		
Value at end of period	$12.27	$10.78	$8.57		
Number of accumulation units outstanding at end of period	30,054	22,242	24,076		
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$10.84	$8.45	$13.41	$12.97	
Value at end of period	$12.42	$10.84	$8.45	$13.41	
Number of accumulation units outstanding at end of period	26,022	18,214	14,316	4	
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during March 2007)					
Value at beginning of period	$10.81	$8.32	$13.84	$12.92	
Value at end of period	$12.44	$10.81	$8.32	$13.84	
Number of accumulation units outstanding at end of period	11,916	8,010	4,131	66	
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$11.47	$9.78	$11.64		
Value at end of period	$12.57	$11.47	$9.78		
Number of accumulation units outstanding at end of period	4,526	1,578	285		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$13.94	$11.82	$15.47	$14.62	$14.13
Value at end of period	$15.48	$13.94	$11.82	$15.47	$14.62
Number of accumulation units outstanding at end of period	796	6,374	5,534	2	13
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during December 2006)					
Value at beginning of period	$11.65	$9.30	$14.55	$13.85	$13.86
Value at end of period	$13.17	$11.65	$9.30	$14.55	$13.85
Number of accumulation units outstanding at end of period	3,167	5,281	8,393	23	1
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$12.53	$10.29	$14.80	$14.03	$13.30
Value at end of period	$14.04	$12.53	$10.29	$14.80	$14.03
Number of accumulation units outstanding at end of period	2,177	1,790	1,798	408	71
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$12.75	$9.57	$13.20	$13.63	
Value at end of period	$14.53	$12.75	$9.57	$13.20	
Number of accumulation units outstanding at end of period	4,990	11,024	6,953	2,556	
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$11.95	$8.16	$14.35	$14.81	
Value at end of period	$15.35	$11.95	$8.16	$14.35	
Number of accumulation units outstanding at end of period	367	26,279	24,514	17	

	2010	2009	2008	2007	2006
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during March 2007)					
Value at beginning of period	$15.37	$12.30	$19.12	$18.88	
Value at end of period	$17.67	$15.37	$12.30	$19.12	
Number of accumulation units outstanding at end of period	2,000	8,093	7,323	165	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$14.69	$10.28	$17.78	$16.33	
Value at end of period	$17.17	$14.69	$10.28	$17.78	
Number of accumulation units outstanding at end of period	2,370	23,974	21,905	44	
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$10.17	$7.71	$12.99	$11.33	
Value at end of period	$11.04	$10.17	$7.71	$12.99	
Number of accumulation units outstanding at end of period	0	0	0	345	
ING U.S. BOND INDEX PORTFOLIO					
(Funds were first received in this option during December 2008)					
Value at beginning of period	$10.87	$10.27	$10.25		
Value at end of period	$11.54	$10.87	$10.27		
Number of accumulation units outstanding at end of period	0	740	740		
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$10.77	$8.17	$13.57	$13.61	
Value at end of period	$12.22	$10.77	$8.17	$13.57	
Number of accumulation units outstanding at end of period	96	7,559	7,482	5	
ING VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during February 2008)					
Value at beginning of period	$12.13	$9.44	$13.91		
Value at end of period	$13.97	$12.13	$9.44		
Number of accumulation units outstanding at end of period	244	7,922	6,993		
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$11.13	$8.98	$13.25	$13.66	
Value at end of period	$12.52	$11.13	$8.98	$13.25	
Number of accumulation units outstanding at end of period	82,146	6,875	3,216	153	
ING WELLS FARGO HEALTH CARE PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$11.97	$9.97	$13.97	$12.87	$12.12
Value at end of period	$12.80	$11.97	$9.97	$13.97	$12.87
Number of accumulation units outstanding at end of period	908	1,862	1,468	42	7
INVESCO MID CAP CORE EQUITY FUND					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$12.36	$11.04			
Value at end of period	$13.91	$12.36			
Number of accumulation units outstanding at end of period	45,029	92			
LAZARD U.S. MID CAP EQUITY PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$7.49	$5.42	$8.81	$9.76	
Value at end of period	$9.22	$7.49	$5.42	$8.81	
Number of accumulation units outstanding at end of period	467	312	127	27	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during March 2007)					
Value at beginning of period	$15.07	$10.97	$17.64	$15.53	
Value at end of period	$16.99	$15.07	$10.97	$17.64	
Number of accumulation units outstanding at end of period	51,754	1,195	902	192	
OPPENHEIMER DEVELOPING MARKETS FUND					
(Funds were first received in this option during February 2007)					
Value at beginning of period	$67.99	$37.41	$71.98	$54.52	
Value at end of period	$86.33	$67.99	$37.41	$71.98	
Number of accumulation units outstanding at end of period	6,673	3,446	2,188	474	
PAX WORLD BALANCED FUND					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$11.98	$9.87	$14.25	$14.30	
Value at end of period	$13.40	$11.98	$9.87	$14.25	
Number of accumulation units outstanding at end of period	597	2,130	1,771	0	
PIMCO VIT REAL RETURN PORTFOLIO					
Value at beginning of period	$13.61	$11.50	$12.37	$11.19	$11.34
Value at end of period	$14.71	$13.61	$11.50	$12.37	$11.19
Number of accumulation units outstanding at end of period	32,929	39,533	24,275	35	6
PIONEER EMERGING MARKETS VCT PORTFOLIO					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$9.37	$5.36	$12.84	$12.93	
Value at end of period	$10.86	$9.37	$5.36	$12.84	
Number of accumulation units outstanding at end of period	764	3,202	2,894	1,349	
SMALLCAP WORLD FUND®					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$8.44	$7.34			
Value at end of period	$10.54	$8.44			
Number of accumulation units outstanding at end of period	0	78			
TEMPLETON GLOBAL BOND FUND					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$27.54	$23.17	$21.80	$19.67	$18.74
Value at end of period	$31.04	$27.54	$23.17	$21.80	$19.67
Number of accumulation units outstanding at end of period	7,008	5,067	3,054	240	5
THE GROWTH FUND OF AMERICA®					
(Funds were first received in this option during January 2007)					
Value at beginning of period	$12.56	$9.34	$15.32	$13.79	
Value at end of period	$14.10	$12.56	$9.34	$15.32	
Number of accumulation units outstanding at end of period	195,015	27,350	18,493	1,593	
WANGER INTERNATIONAL					
(Funds were first received in this option during October 2007)					
Value at beginning of period	$8.61	$5.75	$10.57	$11.18	
Value at end of period	$10.75	$8.61	$5.75	$10.57	
Number of accumulation units outstanding at end of period	141	621	107	3,030	
WANGER SELECT					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$14.09	$8.48	$16.64	$18.02	
Value at end of period	$17.83	$14.09	$8.48	$16.64	
Number of accumulation units outstanding at end of period	448	3,723	1,437	47	

WANGER USA

	2010	2009	2008	2007	2006
(Funds were first received in this option during February 2010)					
Value at beginning of period	$11.75				
Value at end of period	$15.62				
Number of accumulation units outstanding at end of period	4,496				

TABLE II
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES OF 0.50%
(Selected data for accumulation units outstanding throughout each period)

	2010	2009	2008	2007	2006
ALGER GREEN FUND					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$13.02	$12.38			
Value at end of period	$14.19	$13.02			
Number of accumulation units outstanding at end of period	349	1,359			
AMANA GROWTH FUND					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$9.68	$9.03			
Value at end of period	$11.16	$9.68			
Number of accumulation units outstanding at end of period	10,062	3,585			
AMANA INCOME FUND					
(Funds were first received in this option during September 2009)					
Value at beginning of period	$9.97	$9.43			
Value at end of period	$11.13	$9.97			
Number of accumulation units outstanding at end of period	7,440	1,604			
AMERICAN CENTURY® INFLATION-ADJUSTED BOND FUND					
(Funds were first received in this option during June 2009)					
Value at beginning of period	$10.75	$10.20			
Value at end of period	$11.28	$10.75			
Number of accumulation units outstanding at end of period	13,725	8,279			
Ariel Fund					
(Funds were first received in this option during November 2010)					
Value at beginning of period	$16.74				
Value at end of period	$17.66				
Number of accumulation units outstanding at end of period	850				
ARTISAN INTERNATIONAL FUND					
(Funds were first received in this option during August 2008)					
Value at beginning of period	$8.07	$5.80	$8.94		
Value at end of period	$8.51	$8.07	$5.80		
Number of accumulation units outstanding at end of period	4,307	3,790	3,808		
BLACKROCK MID CAP VALUE OPPORTUNITIES FUND					
(Funds were first received in this option during March 2010)					
Value at beginning of period	$13.86				
Value at end of period	$15.83				
Number of accumulation units outstanding at end of period	1,891				

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006
COLUMBIA DIVERSIFIED EQUITY INCOME FUND					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$7.86	$6.20	$8.84		
Value at end of period	$9.09	$7.86	$6.20		
Number of accumulation units outstanding at end of period	31,277	8,607	1,352		
COLUMBIA MID CAP VALUE FUND					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$8.04	$6.11	$8.96		
Value at end of period	$9.83	$8.04	$6.11		
Number of accumulation units outstanding at end of period	865	343	239		
EUROPACIFIC GROWTH FUND®					
Value at beginning of period	$16.27	$11.75	$19.88	$16.80	$13.86
Value at end of period	$17.71	$16.27	$11.75	$19.88	$16.80
Number of accumulation units outstanding at end of period	2,104,935	1,915,626	1,541,793	1,011,770	410,203
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
Value at beginning of period	$18.61	$13.78	$24.10	$20.60	$18.53
Value at end of period	$21.71	$18.61	$13.78	$24.10	$20.60
Number of accumulation units outstanding at end of period	2,415,531	2,280,121	2,189,447	1,753,796	1,082,527
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
Value at beginning of period	$12.52	$9.66	$16.93	$16.76	$14.01
Value at end of period	$14.34	$12.52	$9.66	$16.93	$16.76
Number of accumulation units outstanding at end of period	1,303,760	1,418,008	1,444,799	1,241,963	682,997
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
Value at beginning of period	$15.82	$12.31	$18.47	$19.01	$16.34
Value at end of period	$20.18	$15.82	$12.31	$18.47	$19.01
Number of accumulation units outstanding at end of period	834,708	835,057	808,893	637,501	155,795
FUNDAMENTAL INVESTORS℠					
(Funds were first received in this option during August 2008)					
Value at beginning of period	$8.13	$6.13	$9.08		
Value at end of period	$9.22	$8.13	$6.13		
Number of accumulation units outstanding at end of period	69,725	20,641	4,779		
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
Value at beginning of period	$15.54	$11.51	$15.75	$16.30	$14.19
Value at end of period	$18.86	$15.54	$11.51	$15.75	$16.30
Number of accumulation units outstanding at end of period	305,813	143,705	27,666	13,680	18,387
ING ARTIO FOREIGN PORTFOLIO					
(Funds were first received in this option during February 2006)					
Value at beginning of period	$13.47	$11.26	$20.07	$17.32	$14.45
Value at end of period	$14.32	$13.47	$11.26	$20.07	$17.32
Number of accumulation units outstanding at end of period	187,211	232,508	342,688	401,617	29,039
ING BARON SMALL CAP GROWTH PORTFOLIO					
Value at beginning of period	$15.01	$11.16	$19.09	$18.08	$15.77
Value at end of period	$18.89	$15.01	$11.16	$19.09	$18.08
Number of accumulation units outstanding at end of period	1,438,458	1,413,949	1,201,988	904,525	129,971
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during March 2007)					
Value at beginning of period	$9.49	$7.33	$12.08	$11.38	
Value at end of period	$10.71	$9.49	$7.33	$12.08	
Number of accumulation units outstanding at end of period	17,502	16,099	11,604	3,552	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO					
Value at beginning of period	$4.77	$3.14	$5.24	$4.43	$4.15
Value at end of period	$5.63	$4.77	$3.14	$5.24	$4.43
Number of accumulation units outstanding at end of period	673,884	563,799	457,811	331,936	171,422
ING CLARION GLOBAL REAL ESTATE PORTFOLIO					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$8.94	$6.72	$9.75		
Value at end of period	$10.35	$8.94	$6.72		
Number of accumulation units outstanding at end of period	935,985	796,150	628,609		
ING CLARION REAL ESTATE PORTFOLIO					
Value at beginning of period	$8.37	$6.19	$10.12	$12.36	$10.48
Value at end of period	$10.66	$8.37	$6.19	$10.12	$12.36
Number of accumulation units outstanding at end of period	908,569	739,250	808,288	653,933	183,195
ING DAVIS NEW YORK VENTURE PORTFOLIO					
Value at beginning of period	$17.42	$13.30	$22.00	$21.23	$18.74
Value at end of period	$19.42	$17.42	$13.30	$22.00	$21.23
Number of accumulation units outstanding at end of period	67,444	71,562	39,317	21,209	13,729
ING FIDELITY® VIP MID CAP PORTFOLIO					
Value at beginning of period	$10.20	$7.36	$12.29	$10.74	$9.88
Value at end of period	$13.01	$10.20	$7.36	$12.29	$10.74
Number of accumulation units outstanding at end of period	1,083,446	965,420	911,209	329,060	10,207
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO					
Value at beginning of period	$12.64	$9.13	$15.07	$13.23	$11.88
Value at end of period	$16.15	$12.64	$9.13	$15.07	$13.23
Number of accumulation units outstanding at end of period	769,394	619,870	295,965	94,324	47,840
ING GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during December 2007)					
Value at beginning of period	$8.64	$6.68	$10.79	$10.64	
Value at end of period	$9.79	$8.64	$6.68	$10.79	
Number of accumulation units outstanding at end of period	121,556	84,871	44,761	8,718	
ING INDEX PLUS LARGECAP PORTFOLIO					
Value at beginning of period	$11.88	$9.69	$15.51	$14.85	$13.02
Value at end of period	$13.47	$11.88	$9.69	$15.51	$14.50
Number of accumulation units outstanding at end of period	573,609	572,860	594,639	350,930	342,528
ING INDEX PLUS MIDCAP PORTFOLIO					
Value at beginning of period	$20.34	$15.52	$24.98	$23.80	$21.85
Value at end of period	$24.67	$20.34	$15.52	$24.98	$23.80
Number of accumulation units outstanding at end of period	406,845	416,193	452,410	477,321	432,043
ING INDEX PLUS SMALLCAP PORTFOLIO					
Value at beginning of period	$14.36	$11.56	$17.49	$18.74	$16.55
Value at end of period	$17.55	$14.36	$11.56	$17.49	$18.74
Number of accumulation units outstanding at end of period	355,597	348,307	399,729	341,597	387,810
ING INTERMEDIATE BOND PORTFOLIO					
Value at beginning of period	$16.76	$15.10	$16.58	$15.72	$15.18
Value at end of period	$18.32	$16.76	$15.10	$16.58	$15.72
Number of accumulation units outstanding at end of period	539,402	505,538	463,234	389,230	299,042
ING INTERNATIONAL INDEX PORTFOLIO					
(Funds were first received in this option during January 2009)					
Value at beginning of period	$7.57	$5.97			
Value at end of period	$8.12	$7.57			
Number of accumulation units outstanding at end of period	88,067	78,707			

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006
ING INTERNATIONAL VALUE PORTFOLIO					
Value at beginning of period	$13.89	$10.98	$19.27	$17.08	$13.26
Value at end of period	$14.17	$13.89	$10.98	$19.27	$17.08
Number of accumulation units outstanding at end of period	150,702	202,993	296,268	360,257	72,092
ING JANUS CONTRARIAN PORTFOLIO					
(Funds were first received in this option during April 2007)					
Value at beginning of period	$7.88	$5.81	$11.44	$10.88	
Value at end of period	$8.94	$7.88	$5.81	$11.44	
Number of accumulation units outstanding at end of period	1,451,599	1,079,823	1,051,207	402,977	
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO					
Value at beginning of period	$11.38	$8.98	$12.89	$13.17	$11.35
Value at end of period	$14.35	$11.38	$8.98	$12.89	$13.17
Number of accumulation units outstanding at end of period	130,890	82,444	65,526	34,384	7,333
ING LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$13.16	$9.28	$9.36		
Value at end of period	$14.96	$13.16	$9.28		
Number of accumulation units outstanding at end of period	216,153	28,245	3,678		
ING LEGG MASON CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO					
Value at beginning of period	$7.87	$5.98	$9.88	$10.09	$9.20
Value at end of period	$9.74	$7.87	$5.98	$9.88	$10.09
Number of accumulation units outstanding at end of period	212,990	228,028	245,385	191,216	285,289
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during April 2008)					
Value at beginning of period	$8.49	$6.60	$10.23		
Value at end of period	$10.15	$8.49	$6.60		
Number of accumulation units outstanding at end of period	83,740	85,584	95,443		
ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$12.72	$9.29	$18.50	$15.42	$13.13
Value at end of period	$14.40	$12.72	$9.29	$18.50	$15.42
Number of accumulation units outstanding at end of period	37,236	55,916	62,280	53,994	27,546
ING MFS UTILITIES PORTFOLIO					
Value at beginning of period	$15.49	$11.72	$18.92	$14.92	$11.47
Value at end of period	$17.52	$15.49	$11.72	$18.92	$14.92
Number of accumulation units outstanding at end of period	278,031	267,963	236,809	172,393	16,461
ING MONEY MARKET PORTFOLIO					
Value at beginning of period	$13.86	$13.89	$13.60	$12.99	$12.45
Value at end of period	$13.83	$13.86	$13.89	$13.60	$12.99
Number of accumulation units outstanding at end of period	1,468,184	1,424,386	1,857,131	1,202,284	214,602
ING OPPENHEIMER GLOBAL PORTFOLIO (CLASS I)					
Value at beginning of period	$12.55	$9.04	$15.22	$14.35	$12.22
Value at end of period	$14.49	$12.55	$9.04	$15.22	$14.35
Number of accumulation units outstanding at end of period	1,354,724	1,325,428	1,281,594	1,353,299	1,129,666
ING OPPENHEIMER STRATEGIC INCOME PORTFOLIO					
Value at beginning of period	$12.10	$10.00	$11.90	$10.99	$10.19
Value at end of period	$13.95	$12.10	$10.00	$11.90	$10.99
Number of accumulation units outstanding at end of period	714,560	579,987	538,205	391,046	240,769
ING PIMCO HIGH YIELD PORTFOLIO					
Value at beginning of period	$13.39	$9.01	$11.69	$11.42	$10.54
Value at end of period	$15.23	$13.39	$9.01	$11.69	$11.42
Number of accumulation units outstanding at end of period	274,897	113,811	87,761	59,052	17,763

CFI 12

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006
ING PIONEER EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during August 2007)					
Value at beginning of period	$7.19	$6.42	$9.23	$9.43	
Value at end of period	$8.54	$7.19	$6.42	$9.23	
Number of accumulation units outstanding at end of period	1,059,936	1,345,805	1,238,565	751,731	
ING PIONEER FUND PORTFOLIO					
(Funds were first received in this option during October 2006)					
Value at beginning of period	$9.17	$7.41	$11.37	$10.85	$10.30
Value at end of period	$10.60	$9.17	$7.41	$11.37	$10.85
Number of accumulation units outstanding at end of period	103,764	98,512	119,890	98,451	49,010
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during September 2006)					
Value at beginning of period	$13.11	$7.89	$11.23	$10.63	$10.15
Value at end of period	$15.53	$13.11	$7.89	$11.23	$10.63
Number of accumulation units outstanding at end of period	217,323	198,272	154,035	136,420	17,939
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during July 2006)					
Value at beginning of period	$9.33	$7.48	$11.21	$10.65	$9.55
Value at end of period	$10.98	$9.33	$7.48	$11.21	$10.65
Number of accumulation units outstanding at end of period	1,177,529	1,146,227	1,140,145	939,901	15,117
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$12.15	$10.34			
Value at end of period	$13.60	$12.15			
Number of accumulation units outstanding at end of period	29,304	25,107			
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$8.20	$6.66	$9.02		
Value at end of period	$9.15	$8.20	$6.66		
Number of accumulation units outstanding at end of period	169,976	142,094	1,423		
ING RUSSELL™ LARGE CAP VALUE INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$11.89	$10.07			
Value at end of period	$13.14	$11.89			
Number of accumulation units outstanding at end of period	22,733	28,787			
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$12.88	$11.42			
Value at end of period	$16.13	$12.88			
Number of accumulation units outstanding at end of period	50,451	40,684			
ING RUSSELL™ MID CAP INDEX PORTFOLIO					
(Funds were first received in this option during August 2008)					
Value at beginning of period	$8.29	$5.94	$9.31		
Value at end of period	$10.32	$8.29	$5.94		
Number of accumulation units outstanding at end of period	5,757	1,726	554		
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO					
(Funds were first received in this option during August 2008)					
Value at beginning of period	$8.79	$6.98	$10.10		
Value at end of period	$11.06	$8.79	$6.98		
Number of accumulation units outstanding at end of period	6,556	1,543	787		

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006
ING SOLUTION 2015 PORTFOLIO					
Value at beginning of period	$10.91	$8.96	$12.31	$11.83	$10.73
Value at end of period	$12.07	$10.91	$8.96	$12.31	$11.83
Number of accumulation units outstanding at end of period	374,090	330,622	231,754	151,358	44,452
ING SOLUTION 2025 PORTFOLIO					
Value at beginning of period	$10.53	$8.41	$12.79	$12.28	$10.96
Value at end of period	$11.92	$10.53	$8.41	$12.79	$12.28
Number of accumulation units outstanding at end of period	350,851	305,840	205,308	86,634	25,973
ING SOLUTION 2035 PORTFOLIO					
Value at beginning of period	$10.59	$8.29	$13.23	$12.63	$11.12
Value at end of period	$12.07	$10.59	$8.29	$13.23	$12.63
Number of accumulation units outstanding at end of period	401,710	351,861	228,490	81,083	31,164
ING SOLUTION 2045 PORTFOLIO					
Value at beginning of period	$10.56	$8.17	$13.66	$12.97	$11.33
Value at end of period	$12.09	$10.56	$8.17	$13.66	$12.97
Number of accumulation units outstanding at end of period	281,483	231,366	149,503	44,478	15,263
ING SOLUTION 2055 PORTFOLIO					
(Funds were first received in this option during July 2010)					
Value at beginning of period	$10.03				
Value at end of period	$11.58				
Number of accumulation units outstanding at end of period	3,216				
ING SOLUTION GROWTH PORTFOLIO					
(Funds were first received in this option during October 2009)					
Value at beginning of period	$8.59	$8.51			
Value at end of period	$9.64	$8.59			
Number of accumulation units outstanding at end of period	139	88			
ING SOLUTION INCOME PORTFOLIO					
Value at beginning of period	$11.20	$9.60	$11.58	$11.06	$10.36
Value at end of period	$12.21	$11.20	$9.60	$11.58	$11.06
Number of accumulation units outstanding at end of period	33,291	39,728	53,963	72,216	45,576
ING SOLUTION MODERATE PORTFOLIO					
(Funds were first received in this option during October 2008)					
Value at beginning of period	$9.19	$7.67	$8.05		
Value at end of period	$10.16	$9.19	$7.67		
Number of accumulation units outstanding at end of period	8,582	6,410	428		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
Value at beginning of period	$13.44	$11.46	$15.07	$14.31	$13.28
Value at end of period	$14.85	$13.44	$11.46	$15.07	$14.31
Number of accumulation units outstanding at end of period	142,907	70,546	36,749	16,058	13,310
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
Value at beginning of period	$11.37	$9.13	$14.35	$13.73	$12.19
Value at end of period	$12.80	$11.37	$9.13	$14.35	$13.73
Number of accumulation units outstanding at end of period	349,911	232,238	129,715	52,777	38,454
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
Value at beginning of period	$12.17	$10.04	$14.52	$13.83	$12.50
Value at end of period	$13.57	$12.17	$10.04	$14.52	$13.83
Number of accumulation units outstanding at end of period	344,429	205,320	156,719	161,701	94,487
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
Value at beginning of period	$12.45	$9.39	$13.02	$12.53	$10.99
Value at end of period	$14.13	$12.45	$9.39	$13.02	$12.53
Number of accumulation units outstanding at end of period	5,529,761	4,344,384	3,156,636	1,934,744	39,912

CFI 14

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
Value at beginning of period	$11.64	$7.99	$14.13	$12.52	$11.54
Value at end of period	$14.89	$11.64	$7.99	$14.13	$12.52
Number of accumulation units outstanding at end of period	645,353	645,673	574,121	424,163	565,761
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
Value at beginning of period	$14.87	$11.95	$18.68	$18.22	$15.37
Value at end of period	$17.00	$14.87	$11.95	$18.68	$18.22
Number of accumulation units outstanding at end of period	494,774	338,443	211,118	150,263	61,343
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
Value at beginning of period	$14.49	$10.18	$17.71	$16.20	$14.37
Value at end of period	$16.84	$14.49	$10.18	$17.71	$16.20
Number of accumulation units outstanding at end of period	535,381	388,270	316,429	250,855	424,529
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during May 2006)					
Value at beginning of period	$9.98	$7.61	$12.88	$11.23	$10.29
Value at end of period	$10.79	$9.98	$7.61	$12.88	$11.23
Number of accumulation units outstanding at end of period	0	0	0	69,960	673
ING U.S. BOND INDEX PORTFOLIO					
(Funds were first received in this option during January 2009)					
Value at beginning of period	$10.78	$10.29			
Value at end of period	$11.39	$10.78			
Number of accumulation units outstanding at end of period	8,068	2,626			
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
Value at beginning of period	$10.69	$8.16	$13.61	$13.52	$11.86
Value at end of period	$12.07	$10.69	$8.16	$13.61	$13.52
Number of accumulation units outstanding at end of period	110,905	126,740	137,355	153,982	136,454
ING VAN KAMPEN COMSTOCK PORTFOLIO					
Value at beginning of period	$11.67	$9.13	$14.44	$14.85	$12.88
Value at end of period	$13.37	$11.67	$9.13	$14.44	$14.85
Number of accumulation units outstanding at end of period	128,060	123,761	144,880	138,953	152,560
ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO					
Value at beginning of period	$10.87	$8.82	$13.08	$12.81	$11.10
Value at end of period	$12.17	$10.87	$8.82	$13.08	$12.81
Number of accumulation units outstanding at end of period	402,373	377,644	327,917	293,847	79,372
ING WELLS FARGO HEALTH CARE PORTFOLIO					
Value at beginning of period	$11.69	$9.78	$13.79	$12.76	$11.26
Value at end of period	$12.44	$11.69	$9.78	$13.79	$12.76
Number of accumulation units outstanding at end of period	36,286	32,694	19,677	10,028	7,874
INVESCO MID CAP CORE EQUITY FUND					
(Funds were first received in this option during March 2010)					
Value at beginning of period	$12.74				
Value at end of period	$13.80				
Number of accumulation units outstanding at end of period	236				
LAZARD U.S. MID CAP EQUITY PORTFOLIO					
(Funds were first received in this option during June 2007)					
Value at beginning of period	$7.39	$5.37	$8.78	$10.17	
Value at end of period	$9.05	$7.39	$5.37	$8.78	
Number of accumulation units outstanding at end of period	70,325	38,125	21,513	10,851	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006
LOOMIS SAYLES SMALL CAP VALUE FUND					
(Funds were first received in this option during September 2008)					
Value at beginning of period	$9.19	$7.19	$9.40		
Value at end of period	$11.41	$9.19	$7.19		
Number of accumulation units outstanding at end of period	11,626	5,130	1,313		
NEW PERSPECTIVE FUND®					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$14.65	$10.71	$17.32	$15.02	$13.23
Value at end of period	$16.43	$14.65	$10.71	$17.32	$15.02
Number of accumulation units outstanding at end of period	791,091	632,682	494,220	228,690	163,750
OPPENHEIMER DEVELOPING MARKETS FUND					
Value at beginning of period	$64.87	$35.87	$69.37	$52.09	$41.82
Value at end of period	$81.96	$64.87	$35.87	$69.37	$52.09
Number of accumulation units outstanding at end of period	395,735	290,951	176,630	129,545	44,019
PAX WORLD BALANCED FUND					
Value at beginning of period	$11.43	$9.47	$13.73	$12.61	$11.79
Value at end of period	$12.72	$11.43	$9.47	$13.73	$12.61
Number of accumulation units outstanding at end of period	201,644	214,682	205,673	58,216	17,955
PIMCO VIT REAL RETURN PORTFOLIO					
Value at beginning of period	$13.23	$11.23	$12.15	$11.04	$11.01
Value at end of period	$14.23	$13.23	$11.23	$12.15	$11.04
Number of accumulation units outstanding at end of period	1,422,721	862,847	413,595	191,317	62,666
PIONEER EMERGING MARKETS VCT PORTFOLIO					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$9.25	$5.32	$12.79	$10.35	
Value at end of period	$10.66	$9.25	$5.32	$12.79	
Number of accumulation units outstanding at end of period	291,843	393,992	458,375	385,205	
SMALLCAP WORLD FUND®					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$8.37	$5.48	$8.95		
Value at end of period	$10.41	$8.37	$5.48		
Number of accumulation units outstanding at end of period	8,614	2,797	1,025		
TEMPLETON GLOBAL BOND FUND					
Value at beginning of period	$26.41	$22.33	$21.11	$19.14	$16.96
Value at end of period	$29.61	$26.41	$22.33	$21.11	$19.14
Number of accumulation units outstanding at end of period	1,012,847	768,873	555,983	321,712	70,439
THE BOND FUND OF AMERICA℠					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.99	$8.74	$9.78		
Value at end of period	$10.66	$9.99	$8.74		
Number of accumulation units outstanding at end of period	22,176	11,517	1,854		
THE GROWTH FUND OF AMERICA®					
Value at beginning of period	$12.21	$9.12	$15.04	$13.64	$12.36
Value at end of period	$13.64	$12.21	$9.12	$15.04	$13.64
Number of accumulation units outstanding at end of period	3,808,211	3,715,843	2,946,765	1,970,670	759,533
WANGER INTERNATIONAL					
(Funds were first received in this option during May 2007)					
Value at beginning of period	$8.50	$5.70	$10.53	$10.14	
Value at end of period	$10.56	$8.50	$5.70	$10.53	
Number of accumulation units outstanding at end of period	681,129	480,500	408,172	301,600	

Condensed Financial Information (continued)

	2010	2009	2008	2007	2006
WANGER SELECT					
(Funds were first received in this option during January 2006)					
Value at beginning of period	$13.69	$8.28	$16.34	$15.01	$13.08
Value at end of period	$17.25	$13.69	$8.28	$16.34	$15.01
Number of accumulation units outstanding at end of period	916,219	770,789	771,205	805,446	102,387
WANGER USA					
Value at beginning of period	$12.31	$8.70	$14.49	$13.82	$12.88
Value at end of period	$15.11	$12.31	$8.70	$14.49	$13.82
Number of accumulation units outstanding at end of period	348,313	201,002	153,558	135,710	68,572

CFI 17

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of a Variable Annuity Account C prospectus dated April 29, 2011, as well as all current prospectuses for the funds available under the Contracts.

____Please send a Variable Annuity Account C Statement of Additional Information (Form No. SAI.134760-11) dated April 29, 2011.

CONTRACT HOLDER'S SIGNATURE

DATE


VARIABLE ANNUITY ACCOUNT C
OF
ING LIFE INSURANCE AND ANNUITY COMPANY


Statement of Additional Information dated April 29, 2011
For
UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS

Group Variable Annuity Contracts

This statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account C (the "Separate Account") dated April 29, 2011.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration
P.O. Box 990063
Windsor, CT 06095-0063

1-800-262-3862

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the Company, we, us, our) is a stock life insurance company which was organized under the insurance laws of the State of Connecticut in 1976. Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company. Through a merger, it succeeded to the business of Aetna Variable Annuity Life Insurance Company (formerly Participating Annuity Life Insurance Company organized in 1954).

The Company is an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management and is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our Home Office is located at One Orange Way, Windsor, Connecticut 06095-4774.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative costs or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT C

Variable Annuity Account C is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitution of available variable investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization.

Complete descriptions of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections titled "Contract – Ownership and Rights" and "Your Account Value."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2010, 2009 and 2008 amounted to $43,979,093.81, $44,259,566.54 and $43,901,529.15 respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account C of ING Life Insurance and Annuity Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units of the separate account subaccounts corresponding to the funds you select. The number of annuity units purchased is based on your account value and the value of each unit on the day the annuity units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first income phase payment, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis.

Income phase payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.


SALES MATERIAL AND ADVERTISING


We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports, such as The Wall Street Journal, Money Magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of the Variable Annuity Account C, of ING Life Insurance and Annuity Company, as of December 31, 2010, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of ING Life Insurance and Annuity Company as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Variable Annuity Account C of
ING Life Insurance and Annuity Company
Year ended December 31, 2010
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year ended December 31, 2010

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying statements of assets and liabilities of the investment divisions (the "Divisions") constituting Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") as of December 31, 2010, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

The Alger Funds II:
  Alger Green Fund - Class A
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. - Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio - Class A
Allianz Funds:
  Allianz NFJ Dividend Value Fund - Class A
  Allianz NFJ Large-Cap Value Fund - Institutional Class
  Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund
  Amana Income Fund
American Balanced Fund®, Inc.:
  American Balanced Fund® - Class R-3
American Century Government Income Trust:
  American Century Inflation-Adjusted Bond Fund - Investor Class
American Century Quantitative Equity Funds, Inc.:
  American Century Income & Growth Fund - A Class
Ariel Investment Trust:
  Ariel Appreciation Fund
  Ariel Fund
Artisan Funds, Inc.:
  Artisan International Fund - Investor Shares
Aston Funds:
  Aston/Optimum Mid Cap Fund - Class N
BlackRock Equity Dividend Fund:
  BlackRock Equity Dividend Fund - Investor A Shares
BlackRock Mid Cap Value Opportunities Series, Inc.:
  BlackRock Mid Cap Value Opportunities Fund - Investor A
    Shares
The Bond Fund of America^{SM}, Inc.:
  The Bond Fund of America^{SM}, Inc. - Class R-4
Calvert Variable Series, Inc.:
  Calvert VP SRI Balanced Portfolio
Capital World Growth & Income Fund^{SM}, Inc.:
  Capital World Growth & Income Fund^{SM}, Inc. - Class R-3
Columbia Acorn Trust:
  Columbia^{SM} Acorn Fund® - Class A
  Columbia^{SM} Acorn Fund® - Class Z
Columbia Funds Series Trust:
  Columbia Mid Cap Value Fund - Class A
  Columbia Mid Cap Value Fund - Class Z
CRM Mutual Fund Trust:
  CRM Mid Cap Value Fund - Investor Shares

Dodge & Cox Funds:
  Dodge & Cox International Stock Fund
DWS Institutional Funds:
  DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
  Eaton Vance Large-Cap Value Fund - Class R
EuroPacific Growth Fund®:
  EuroPacific Growth Fund® - Class R-3
  EuroPacific Growth Fund® - Class R-4
Fidelity® Contrafund®:
  Fidelity® Advisor New Insights Fund - Institutional Class
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Mid Cap Portfolio - Initial Class
Fidelity® Variable Insurance Products V:
  Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class
Franklin Mutual Series Fund Inc.:
  Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
  Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors^{SM}, Inc.:
  Fundamental Investors^{SM}, Inc. - Class R-3
  Fundamental Investors^{SM}, Inc. - Class R-4
The Growth Fund of America®, Inc.:
  The Growth Fund of America® - Class R-3
  The Growth Fund of America® - Class R-4
Hartford Mutual Funds, Inc.:
  The Hartford Capital Appreciation Fund - Class R4
  The Hartford Dividend And Growth Fund - Class R4
The Income Fund of America®, Inc.:
  The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I
ING Equity Trust:
  ING Real Estate Fund - Class A

ING Funds Trust:
  ING GNMA Income Fund - Class A
  ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I
  ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
  ING Artio Foreign Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service 2 Class
  ING Clarion Global Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Institutional Class
  ING Clarion Real Estate Portfolio - Service Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING Global Resources Portfolio - Institutional Class
  ING Global Resources Portfolio - Service Class
  ING Janus Contrarian Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class
  ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity Portfolio - Service Class
  ING Large Cap Growth Portfolio - Service Class
  ING Lord Abbett Growth and Income Portfolio - Institutional Class
  ING Lord Abbett Growth and Income Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Adviser Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Equity Income Portfolio - Service Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo HealthCare Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I

ING Mutual Funds:
  ING Global Real Estate Fund - Class A
  ING International Capital Appreciation Fund - Class I
  ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Asset Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Columbia Small Cap Value Portfolio - Adviser Class
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Adviser Class
  ING Index Solution 2015 Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Service 2 Class
  ING Index Solution 2025 Portfolio - Adviser Class
  ING Index Solution 2025 Portfolio - Service Class
  ING Index Solution 2025 Portfolio - Service 2 Class
  ING Index Solution 2035 Portfolio - Adviser Class
  ING Index Solution 2035 Portfolio - Service Class
  ING Index Solution 2035 Portfolio - Service 2 Class
  ING Index Solution 2045 Portfolio - Adviser Class
  ING Index Solution 2045 Portfolio - Service Class
  ING Index Solution 2045 Portfolio - Service 2 Class
  ING Index Solution 2055 Portfolio - Service Class
  ING Index Solution 2055 Portfolio - Service 2 Class
  ING Index Solution Income Portfolio - Adviser Class
  ING Index Solution Income Portfolio - Service 2 Class
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Global Strategic Income Portfolio - Adviser Class
  ING Oppenheimer Global Strategic Income Portfolio - Initial Class
  ING Oppenheimer Global Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2015 Portfolio - Service 2 Class
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service 2 Class
  ING Solution 2035 Portfolio - Adviser Class

ING Partners, Inc. (continued):
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service 2 Class
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service 2 Class
  ING Solution 2055 Portfolio - Service Class
  ING Solution 2055 Portfolio - Service 2 Class
  ING Solution Growth Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING Solution Income Portfolio - Service 2 Class
  ING Solution Moderate Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth Portfolio -
    Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING Templeton Foreign Equity Portfolio - Adviser Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING Templeton Foreign Equity Portfolio - Service Class
  ING Thornburg Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Adviser Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Adviser Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Series Fund, Inc.:
  ING Core Equity Research Fund - Class A
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S

ING Variable Portfolios, Inc. (continued):
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Opportunistic Large Cap Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio - Class I
  ING Russell™ Large Cap Growth Index Portfolio - Class S
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class S
  ING Russell™ Large Cap Value Index Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio - Class S
  ING Russell™ Mid Cap Growth Index Portfolio - Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Invesco Growth Series:
  Invesco Mid Cap Core Equity Fund - Class A
  Invesco Small Cap Growth Fund - Class A
Invesco Investment Funds:
  Invesco Global Health Care Fund - Investor Class
Invesco Sector Funds:
  Invesco U.S. Small Cap Value Fund - Class Y
  Invesco Van Kampen Small Cap Value Fund - Class A
Invesco Variable Insurance Funds:
  Invesco V.I. Capital Appreciation Fund - Series I Shares
  Invesco V.I. Core Equity Fund - Series I Shares
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional Shares
  Janus Aspen Series Enterprise Portfolio - Institutional Shares
  Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
  Janus Aspen Series Janus Portfolio - Institutional Shares
  Janus Aspen Series Worldwide Portfolio - Institutional Shares
The Lazard Funds, Inc.:
  Lazard Emerging Markets Equity Portfolio - Open Shares
  Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
  LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
  Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Developing Growth Fund, Inc.:
  Lord Abbett Developing Growth Fund, Inc. - Class A
Lord Abbett Investment Trust:
  Lord Abbett Core Fixed Income Fund - Class A
Lord Abbett Mid Cap Value Fund, Inc.:
  Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
  Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Massachusetts Investors Growth Stock Fund:
  Massachusetts Investors Growth Stock Fund - Class A

Neuberger Berman Equity Funds®:
   Neuberger Berman Socially Responsive Fund® - Trust Class
New Perspective Fund®, Inc.:
   New Perspective Fund®, Inc. - Class R-3
   New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
   Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
   Oppenheimer Developing Markets Fund - Class A
Oppenheimer Gold & Special Minerals Fund:
   Oppenheimer Gold & Special Minerals Fund - Class A
Oppenheimer International Bond Fund:
   Oppenheimer International Bond Fund - Class A
Oppenheimer Variable Account Funds:
   Oppenheimer Global Securities/VA
   Oppenheimer Main Street Fund®/VA
   Oppenheimer Main Street Small Cap Fund®/VA
   Oppenheimer Small- & Mid-Cap Growth Fund/VA
   Oppenheimer Strategic Bond Fund/VA
Pax World Funds Series Trust I:
   Pax World Balanced Fund - Individual Investor Class
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer High Yield Fund:
   Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
   Pioneer Emerging Markets VCT Portfolio - Class I
   Pioneer Equity Income VCT Portfolio - Class I
   Pioneer High Yield VCT Portfolio - Class I
   Pioneer Mid Cap Value VCT Portfolio - Class I

Premier VIT:
   Premier VIT OpCap Mid Cap Portfolio - Class I
RiverSource® Investment Series, Inc.:
   Columbia Diversified Equity Income Fund - Class R-3
   Columbia Diversified Equity Income Fund - Class R-4
SmallCap World Fund, Inc.:
   SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
   T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
   T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
   Templeton Foreign Fund - Class A
Templeton Income Trust:
   Templeton Global Bond Fund - Class A
Vanguard® Variable Insurance Fund:
   Diversified Value Portfolio
   Equity Income Portfolio
   Small Company Growth Portfolio
Wanger Advisors Trust:
   Wanger International
   Wanger Select
   Wanger USA
Washington Mutual Investors Fund[SM], Inc.:
   Washington Mutual Investors Fund[SM], Inc. - Class R-3
   Washington Mutual Investors Fund[SM], Inc. - Class R-4
Wells Fargo Funds Trust:
   Wells Fargo Advantage Small Cap Value Fund - Class A
   Wells Fargo Advantage Special Small Cap Values Fund -
      Class A

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2010, by correspondence with the transfer agents or custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Variable Annuity Account C of ING Life Insurance and Annuity Company at December 31, 2010, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young, LLP

Atlanta, Georgia
April 5, 2011

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Dividend Value Fund - Class A	Allianz NFJ Large-Cap Value Fund - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 1,614	$ 191	$ 457	$ 258	$ 1,879
Total assets	1,614	191	457	258	1,879
Net assets	$ 1,614	$ 191	$ 457	$ 258	$ 1,879
Net assets					
Accumulation units	$ 1,614	$ 191	$ 457	$ 258	$ 1,879
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,614	$ 191	$ 457	$ 258	$ 1,879
Total number of mutual fund shares	255,845	58,006	26,600	22,715	135,117
Cost of mutual fund shares	$ 1,465	$ 171	$ 459	$ 223	$ 1,663

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3	American Century Inflation-Adjusted Bond Fund - Investor Class
Assets					
Investments in mutual funds at fair value	$ 398	$ 18,000	$ 29,407	$ 6,178	$ 17,967
Total assets	398	18,000	29,407	6,178	17,967
Net assets	$ 398	$ 18,000	$ 29,407	$ 6,178	$ 17,967
Net assets					
Accumulation units	$ 398	$ 18,000	$ 29,407	$ 6,178	$ 17,967
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 398	$ 18,000	$ 29,407	$ 6,178	$ 17,967
Total number of mutual fund shares	13,948	728,141	925,329	345,915	1,522,628
Cost of mutual fund shares	$ 305	$ 15,570	$ 26,053	$ 5,841	$ 17,884

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	American Century Income & Growth Fund - A Class	Ariel Appreciation Fund	Ariel Fund	Artisan International Fund - Investor Shares	Aston/Optimum Mid Cap Fund - Class N
Assets					
Investments in mutual funds at fair value	$ 5,100	$ 833	$ 2,518	$ 2,510	$ 2,925
Total assets	5,100	833	2,518	2,510	2,925
Net assets	$ 5,100	$ 833	$ 2,518	$ 2,510	$ 2,925
Net assets					
Accumulation units	$ 5,100	$ 833	$ 2,518	$ 2,510	$ 2,925
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 5,100	$ 833	$ 2,518	$ 2,510	$ 2,925
Total number of mutual fund shares	212,595	19,655	51,838	115,658	91,581
Cost of mutual fund shares	$ 5,685	$ 638	$ 1,997	$ 2,290	$ 2,654

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	The Bond Fund of America[SM], Inc. - Class R-4	Calvert VP SRI Balanced Portfolio	Capital World Growth & Income FundSM, Inc. - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 183	$ 4,516	$ 8,210	$ 45,223	$ 363
Total assets	183	4,516	8,210	45,223	363
Net assets	$ 183	$ 4,516	$ 8,210	$ 45,223	$ 363
Net assets					
Accumulation units	$ 183	$ 4,516	$ 8,210	$ 45,029	$ 363
Contracts in payout (annuitization)	-	-	-	194	-
Total net assets	$ 183	$ 4,516	$ 8,210	$ 45,223	$ 363
Total number of mutual fund shares	10,426	271,375	673,530	26,680,486	10,222
Cost of mutual fund shares	$ 165	$ 4,004	$ 7,958	$ 47,548	$ 333

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Columbia℠ Acorn Fund® - Class A	Columbia℠ Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z	CRM Mid Cap Value Fund - Investor Shares
Assets					
Investments in mutual funds					
at fair value	$ 9	$ 7,095	$ 3,877	$ 2,739	$ 223
Total assets	9	7,095	3,877	2,739	223
Net assets	$ 9	$ 7,095	$ 3,877	$ 2,739	$ 223
Net assets					
Accumulation units	$ 9	$ 7,095	$ 3,877	$ 2,739	$ 223
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 9	$ 7,095	$ 3,877	$ 2,739	$ 223
Total number of mutual fund shares	295	234,998	288,236	203,520	7,903
Cost of mutual fund shares	$ 8	$ 5,996	$ 2,745	$ 2,353	$ 194

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Dodge & Cox International Stock Fund	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 4	$ 351	$ 38	$ 12,954	$ 279,835
Total assets	4	351	38	12,954	279,835
Net assets	$ 4	$ 351	$ 38	$ 12,954	$ 279,835
Net assets					
Accumulation units	$ 4	$ 351	$ 38	$ 12,954	$ 279,835
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4	$ 351	$ 38	$ 12,954	$ 279,835
Total number of mutual fund shares	99	2,486	2,105	318,840	6,878,939
Cost of mutual fund shares	$ 4	$ 334	$ 35	$ 12,874	$ 284,810

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Fidelity® Advisor New Insights Fund - Institutional Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 38	$ 280,318	$ 225,726	$ 9,957	$ 36,340
Total assets	38	280,318	225,726	9,957	36,340
Net assets	$ 38	$ 280,318	$ 225,726	$ 9,957	$ 36,340
Net assets					
Accumulation units	$ 38	$ 277,195	$ 225,001	$ 9,889	$ 36,340
Contracts in payout (annuitization)	-	3,123	725	68	-
Total net assets	$ 38	$ 280,318	$ 225,726	$ 9,957	$ 36,340
Total number of mutual fund shares	1,898	14,738,075	6,085,908	1,787,541	2,166,975
Cost of mutual fund shares	$ 34	$ 331,600	$ 194,024	$ 9,075	$ 43,156

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Mutual Global Discovery Fund - Class R
Assets					
Investments in mutual funds at fair value	$ 1,058,819	$ 106,249	$ 20,531	$ 22,008	$ 3,888
Total assets	1,058,819	106,249	20,531	22,008	3,888
Net assets	$ 1,058,819	$ 106,249	$ 20,531	$ 22,008	$ 3,888
Net assets					
Accumulation units	$ 1,050,031	$ 106,249	$ 20,531	$ 22,008	$ 3,888
Contracts in payout (annuitization)	8,788	-	-	-	-
Total net assets	$ 1,058,819	$ 106,249	$ 20,531	$ 22,008	$ 3,888
Total number of mutual fund shares	44,339,147	802,543	628,059	1,513,634	134,395
Cost of mutual fund shares	$ 1,143,490	$ 98,065	$ 17,516	$ 21,573	$ 3,645

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors[SM], Inc. - Class R-3	Fundamental Investors[SM], Inc. - Class R-4	The Growth Fund of America® - Class R-3
Assets					
Investments in mutual funds					
at fair value	$ 681	$ 119,932	$ 793	$ 31,928	$ 17,580
Total assets	681	119,932	793	31,928	17,580
Net assets	$ 681	$ 119,932	$ 793	$ 31,928	$ 17,580
Net assets					
Accumulation units	$ 681	$ 117,099	$ 793	$ 31,928	$ 17,580
Contracts in payout (annuitization)	-	2,833	-	-	-
Total net assets	$ 681	$ 119,932	$ 793	$ 31,928	$ 17,580
Total number of mutual fund shares	18,242	7,380,431	21,660	871,397	586,380
Cost of mutual fund shares	$ 529	$ 113,638	$ 699	$ 25,049	$ 16,614

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	The Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	The Income Fund of America® - Class R-3	ING Balanced Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 313,633	$ 190	$ 46	$ 1,942	$ 347,585
Total assets	313,633	190	46	1,942	347,585
Net assets	$ 313,633	$ 190	$ 46	$ 1,942	$ 347,585
Net assets					
Accumulation units	$ 313,633	$ 190	$ 46	$ 1,942	$ 329,058
Contracts in payout (annuitization)	-	-	-	-	18,527
Total net assets	$ 313,633	$ 190	$ 46	$ 1,942	$ 347,585
Total number of mutual fund shares	10,388,626	5,125	2,413	117,691	30,041,957
Cost of mutual fund shares	$ 299,976	$ 183	$ 43	$ 1,827	$ 362,190

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 1,971	$ 4,750	$ 4,053	$ 383,698	$ 511
Total assets	1,971	4,750	4,053	383,698	511
Net assets	$ 1,971	$ 4,750	$ 4,053	$ 383,698	$ 511
Net assets					
Accumulation units	$ 1,971	$ 4,750	$ 4,053	$ 376,728	$ 511
Contracts in payout (annuitization)	-	-	-	6,970	-
Total net assets	$ 1,971	$ 4,750	$ 4,053	$ 383,698	$ 511
Total number of mutual fund shares	147,192	536,156	428,839	31,789,419	42,515
Cost of mutual fund shares	$ 1,653	$ 4,698	$ 4,045	$ 407,639	$ 501

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class		ING BlackRock Large Cap Growth Portfolio - Institutional Class		ING BlackRock Large Cap Growth Portfolio - Service Class		ING BlackRock Large Cap Growth Portfolio - Service 2 Class		ING Clarion Global Real Estate Portfolio - Institutional Class	
Assets										
Investments in mutual funds										
at fair value	$	32,588	$	84,717	$	196	$	220	$	59,612
Total assets		32,588		84,717		196		220		59,612
Net assets	$	32,588	$	84,717	$	196	$	220	$	59,612
Net assets										
Accumulation units	$	32,588	$	84,485	$	196	$	220	$	59,612
Contracts in payout (annuitization)		-		232		-		-		-
Total net assets	$	32,588	$	84,717	$	196	$	220	$	59,612
Total number of mutual fund shares		2,821,515		8,644,616		20,102		22,810		6,114,068
Cost of mutual fund shares	$	42,070	$	99,742	$	189	$	170	$	57,282

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Global Resources Portfolio - Institutional Class	ING Global Resources Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,924	$ 41,259	$ 64,558	$ 33	$ 133,413
Total assets	1,924	41,259	64,558	33	133,413
Net assets	$ 1,924	$ 41,259	$ 64,558	$ 33	$ 133,413
Net assets					
Accumulation units	$ -	$ 41,259	$ 64,558	$ 33	$ 133,413
Contracts in payout (annuitization)	1,924	-	-	-	-
Total net assets	$ 1,924	$ 41,259	$ 64,558	$ 33	$ 133,413
Total number of mutual fund shares	87,554	1,882,237	4,250,025	1,542	6,205,252
Cost of mutual fund shares	$ 1,768	$ 36,813	$ 50,303	$ 36	$ 132,590

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Janus Contrarian Portfolio - Service Class		ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class		ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class		ING JPMorgan Emerging Markets Equity Portfolio - Service Class		ING JPMorgan Small Cap Core Equity Portfolio - Service Class	
Assets										
Investments in mutual funds										
at fair value	$	21,675	$	405	$	40,548	$	33,720	$	6,554
Total assets		21,675		405		40,548		33,720		6,554
Net assets	$	21,675	$	405	$	40,548	$	33,720	$	6,554
Net assets										
Accumulation units	$	21,675	$	405	$	40,548	$	33,720	$	6,554
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	21,675	$	405	$	40,548	$	33,720	$	6,554
Total number of mutual fund shares		1,795,779		18,128		1,769,120		1,475,731		498,806
Cost of mutual fund shares	$	18,973	$	365	$	35,477	$	29,598	$	5,218

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 3,252	$ 88,511	$ 807	$ 9,178	$ 522
Total assets	3,252	88,511	807	9,178	522
Net assets	$ 3,252	$ 88,511	$ 807	$ 9,178	$ 522
Net assets					
Accumulation units	$ 3,252	$ 87,392	$ 807	$ 9,178	$ 522
Contracts in payout (annuitization)	-	1,119	-	-	-
Total net assets	$ 3,252	$ 88,511	$ 807	$ 9,178	$ 522
Total number of mutual fund shares	247,512	9,856,482	89,331	530,832	30,498
Cost of mutual fund shares	$ 2,892	$ 105,599	$ 888	$ 8,003	$ 453

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Adviser Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 81	$ 8,102	$ 1,070	$ 60,109	$ 25,934
Total assets	81	8,102	1,070	60,109	25,934
Net assets	$ 81	$ 8,102	$ 1,070	$ 60,109	$ 25,934
Net assets					
Accumulation units	$ 81	$ 8,102	$ 1,070	$ 60,109	$ 25,934
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 81	$ 8,102	$ 1,070	$ 60,109	$ 25,934
Total number of mutual fund shares	6,876	694,839	71,742	4,012,618	1,731,234
Cost of mutual fund shares	$ 71	$ 7,619	$ 966	$ 66,523	$ 27,665

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class	ING Pioneer Equity Income Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 37,746	$ 6,858	$ 20,723	$ 137,628	$ 3
Total assets	37,746	6,858	20,723	137,628	3
Net assets	$ 37,746	$ 6,858	$ 20,723	$ 137,628	$ 3
Net assets					
Accumulation units	$ 37,746	$ 6,858	$ 20,723	$ 135,400	$ 3
Contracts in payout (annuitization)	-	-	-	2,228	-
Total net assets	$ 37,746	$ 6,858	$ 20,723	$ 137,628	$ 3
Total number of mutual fund shares	2,838,050	671,079	2,027,693	17,075,401	353
Cost of mutual fund shares	$ 40,659	$ 6,599	$ 18,292	$ 145,030	$ 3

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class		ING Pioneer Fund Portfolio - Service Class		ING Pioneer Mid Cap Value Portfolio - Institutional Class		ING Pioneer Mid Cap Value Portfolio - Service Class		ING T. Rowe Price Capital Appreciation Portfolio - Service Class	
Assets										
Investments in mutual funds at fair value	$	20,602	$	473	$	93,956	$	390	$	352,842
Total assets		20,602		473		93,956		390		352,842
Net assets	$	20,602	$	473	$	93,956	$	390	$	352,842
Net assets										
Accumulation units	$	20,350	$	473	$	92,816	$	390	$	352,842
Contracts in payout (annuitization)		252		-		1,140		-		-
Total net assets	$	20,602	$	473	$	93,956	$	390	$	352,842
Total number of mutual fund shares		1,846,096		42,370		8,557,034		35,561		15,564,287
Cost of mutual fund shares	$	20,354	$	377	$	97,288	$	314	$	343,255

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 1,354	$ 106,214	$ 735	$ 3,693	$ 6,021
Total assets	1,354	106,214	735	3,693	6,021
Net assets	$ 1,354	$ 106,214	$ 735	$ 3,693	$ 6,021
Net assets					
Accumulation units	$ 1,354	$ 106,117	$ 735	$ 3,693	$ 6,021
Contracts in payout (annuitization)	-	97	-	-	-
Total net assets	$ 1,354	$ 106,214	$ 735	$ 3,693	$ 6,021
Total number of mutual fund shares	115,915	9,016,502	65,355	327,373	551,367
Cost of mutual fund shares	$ 1,255	$ 106,574	$ 716	$ 3,428	$ 5,763

The accompanying notes are an integral part of these financial statements.

24

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A	ING International Capital Appreciation Fund - Class I
Assets					
Investments in mutual funds					
at fair value	$ 21,766	$ 10,075	$ 342,560	$ 48	$ 11
Total assets	21,766	10,075	342,560	48	11
Net assets	$ 21,766	$ 10,075	$ 342,560	$ 48	$ 11
Net assets					
Accumulation units	$ 21,766	$ 10,075	$ 338,806	$ 48	$ 11
Contracts in payout (annuitization)	-	-	3,754	-	-
Total net assets	$ 21,766	$ 10,075	$ 342,560	$ 48	$ 11
Total number of mutual fund shares	1,003,038	915,122	342,560,329	2,942	1,044
Cost of mutual fund shares	$ 21,118	$ 9,300	$ 342,560	$ 44	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING International SmallCap Multi-Manager Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 1,766	$ 76	$ 45,970	$ 1,247	$ 122,371
Total assets	1,766	76	45,970	1,247	122,371
Net assets	$ 1,766	$ 76	$ 45,970	$ 1,247	$ 122,371
Net assets					
Accumulation units	$ 1,766	$ 76	$ 45,238	$ 1,247	$ 120,003
Contracts in payout (annuitization)	-	-	732	-	2,368
Total net assets	$ 1,766	$ 76	$ 45,970	$ 1,247	$ 122,371
Total number of mutual fund shares	43,939	6,505	3,889,135	67,322	6,457,574
Cost of mutual fund shares	$ 1,546	$ 63	$ 39,875	$ 875	$ 102,881

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Adviser Class	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Index Solution 2015 Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 26	$ 2,367	$ 14,440	$ 14,099	$ 55
Total assets	26	2,367	14,440	14,099	55
Net assets	$ 26	$ 2,367	$ 14,440	$ 14,099	$ 55
Net assets					
Accumulation units	$ 26	$ 2,367	$ 14,145	$ 14,099	$ 55
Contracts in payout (annuitization)	-	-	295	-	-
Total net assets	$ 26	$ 2,367	$ 14,440	$ 14,099	$ 55
Total number of mutual fund shares	2,564	227,814	812,620	1,065,719	5,208
Cost of mutual fund shares	$ 18	$ 1,869	$ 13,485	$ 12,612	$ 52

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Index Solution 2015 Portfolio - Service 2 Class	ING Index Solution 2025 Portfolio - Service Class	ING Index Solution 2025 Portfolio - Service 2 Class	ING Index Solution 2035 Portfolio - Service Class	ING Index Solution 2035 Portfolio - Service 2 Class
Assets					
Investments in mutual funds at fair value	$ 687	$ 28	$ 1,519	$ 22	$ 1,083
Total assets	687	28	1,519	22	1,083
Net assets	$ 687	$ 28	$ 1,519	$ 22	$ 1,083
Net assets					
Accumulation units	$ 687	$ 28	$ 1,519	$ 22	$ 1,083
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 687	$ 28	$ 1,519	$ 22	$ 1,083
Total number of mutual fund shares	65,884	2,693	146,074	2,159	105,235
Cost of mutual fund shares	$ 656	$ 27	$ 1,409	$ 21	$ 984

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Index Solution 2045 Portfolio - Service Class	ING Index Solution 2045 Portfolio - Service 2 Class	ING Index Solution 2055 Portfolio - Service Class	ING Index Solution 2055 Portfolio - Service 2 Class	ING Index Solution Income Portfolio - Service 2 Class
Assets					
Investments in mutual funds					
at fair value	$ 1	$ 584	$ 3	$ -	$ 160
Total assets	1	584	3	-	160
Net assets	$ 1	$ 584	$ 3	$ -	$ 160
Net assets					
Accumulation units	$ 1	$ 584	$ 3	$ -	$ 160
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1	$ 584	$ 3	$ -	$ 160
Total number of mutual fund shares	53	57,551	264	18	14,878
Cost of mutual fund shares	$ 1	$ 526	$ 3	$ -	$ 155

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 378	$ 30,952	$ 91	$ 119,159	$ 194
Total assets	378	30,952	91	119,159	194
Net assets	$ 378	$ 30,952	$ 91	$ 119,159	$ 194
Net assets					
Accumulation units	$ 378	$ 29,749	$ 91	$ 118,224	$ 194
Contracts in payout (annuitization)	-	1,203	-	935	-
Total net assets	$ 378	$ 30,952	$ 91	$ 119,159	$ 194
Total number of mutual fund shares	27,408	2,229,999	1,975	2,463,492	4,092
Cost of mutual fund shares	$ 333	$ 30,580	$ 58	$ 92,231	$ 160

The accompanying notes are an integral part of these financial statements.

ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Global Strategic Income Portfolio - Adviser Class	ING Oppenheimer Global Strategic Income Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 483	$ 591,369	$ 647	$ 471	$ 154,688
Total assets	483	591,369	647	471	154,688
Net assets	$ 483	$ 591,369	$ 647	$ 471	$ 154,688
Net assets					
Accumulation units	$ 483	$ 587,977	$ 647	$ 471	$ 150,237
Contracts in payout (annuitization)	-	3,392	-	-	4,451
Total net assets	$ 483	$ 591,369	$ 647	$ 471	$ 154,688
Total number of mutual fund shares	35,862	42,605,870	47,893	40,320	13,142,558
Cost of mutual fund shares	$ 391	$ 540,479	$ 612	$ 436	$ 139,661

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 1,077	$ 1,991	$ 227,651	$ 17,901	$ 370
Total assets	1,077	1,991	227,651	17,901	370
Net assets	$ 1,077	$ 1,991	$ 227,651	$ 17,901	$ 370
Net assets					
Accumulation units	$ 1,064	$ 1,991	$ 221,436	$ 16,641	$ 370
Contracts in payout (annuitization)	13	-	6,215	1,260	-
Total net assets	$ 1,077	$ 1,991	$ 227,651	$ 17,901	$ 370
Total number of mutual fund shares	91,554	167,485	18,907,871	1,592,658	32,969
Cost of mutual fund shares	$ 923	$ 1,954	$ 219,473	$ 15,035	$ 321

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2015 Portfolio - Service 2 Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 512	$ 58,754	$ 14,738	$ 351	$ 86,539
Total assets	512	58,754	14,738	351	86,539
Net assets	$ 512	$ 58,754	$ 14,738	$ 351	$ 86,539
Net assets					
Accumulation units	$ 512	$ 58,754	$ 14,738	$ 351	$ 86,539
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 512	$ 58,754	$ 14,738	$ 351	$ 86,539
Total number of mutual fund shares	46,902	5,317,126	1,359,567	31,932	7,789,320
Cost of mutual fund shares	$ 496	$ 56,749	$ 14,277	$ 328	$ 82,210

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Solution 2025 Portfolio - Service 2 Class	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2035 Portfolio - Service 2 Class	ING Solution 2045 Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 20,208	$ 379	$ 70,002	$ 17,154	$ 80
Total assets	20,208	379	70,002	17,154	80
Net assets	$ 20,208	$ 379	$ 70,002	$ 17,154	$ 80
Net assets					
Accumulation units	$ 20,208	$ 379	$ 70,002	$ 17,154	$ 80
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 20,208	$ 379	$ 70,002	$ 17,154	$ 80
Total number of mutual fund shares	1,850,580	33,860	6,183,952	1,548,164	7,090
Cost of mutual fund shares	$ 19,105	$ 348	$ 65,031	$ 16,057	$ 75

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution 2045 Portfolio - Service 2 Class	ING Solution 2055 Portfolio - Service Class	ING Solution 2055 Portfolio - Service 2 Class	ING Solution Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 49,958	$ 13,890	$ 222	$ 174	$ 1,246
Total assets	49,958	13,890	222	174	1,246
Net assets	$ 49,958	$ 13,890	$ 222	$ 174	$ 1,246
Net assets					
Accumulation units	$ 49,958	$ 13,890	$ 222	$ 174	$ 1,246
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 49,958	$ 13,890	$ 222	$ 174	$ 1,246
Total number of mutual fund shares	4,382,294	1,235,724	19,523	15,381	135,102
Cost of mutual fund shares	$ 45,547	$ 12,898	$ 209	$ 156	$ 1,062

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING Solution Income Portfolio - Service 2 Class	ING Solution Moderate Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds at fair value	$ 998	$ 12,512	$ 5,049	$ 2,487	$ 451
Total assets	998	12,512	5,049	2,487	451
Net assets	$ 998	$ 12,512	$ 5,049	$ 2,487	$ 451
Net assets					
Accumulation units	$ 998	$ 12,512	$ 5,049	$ 2,487	$ 451
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 998	$ 12,512	$ 5,049	$ 2,487	$ 451
Total number of mutual fund shares	92,174	1,141,575	469,683	250,918	54,696
Cost of mutual fund shares	$ 934	$ 11,963	$ 4,967	$ 2,149	$ 375

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 345,307	$ 562	$ 1,195	$ 223,428	$ 2,022
Total assets	345,307	562	1,195	223,428	2,022
Net assets	$ 345,307	$ 562	$ 1,195	$ 223,428	$ 2,022
Net assets					
Accumulation units	$ 343,047	$ 562	$ 1,195	$ 222,165	$ 2,022
Contracts in payout (annuitization)	2,260	-	-	1,263	-
Total net assets	$ 345,307	$ 562	$ 1,195	$ 223,428	$ 2,022
Total number of mutual fund shares	40,151,935	66,543	22,358	4,100,357	37,502
Cost of mutual fund shares	$ 307,040	$ 436	$ 1,034	$ 187,794	$ 1,828

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 324	$ 96,382	$ 88	$ 383	$ 93,417
Total assets	324	96,382	88	383	93,417
Net assets	$ 324	$ 96,382	$ 88	$ 383	$ 93,417
Net assets					
Accumulation units	$ 324	$ 93,709	$ 88	$ 383	$ 92,481
Contracts in payout (annuitization)	-	2,673	-	-	936
Total net assets	$ 324	$ 96,382	$ 88	$ 383	$ 93,417
Total number of mutual fund shares	29,519	8,722,348	7,961	12,289	2,921,116
Cost of mutual fund shares	$ 311	$ 108,260	$ 73	$ 371	$ 78,971

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class	ING Van Kampen Comstock Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 75	$ 78,055	$ 16	$ 307	$ 52,549
Total assets	75	78,055	16	307	52,549
Net assets	$ 75	$ 78,055	$ 16	$ 307	$ 52,549
Net assets					
Accumulation units	$ 75	$ 77,520	$ 16	$ 307	$ 51,189
Contracts in payout (annuitization)	-	535	-	-	1,360
Total net assets	$ 75	$ 78,055	$ 16	$ 307	$ 52,549
Total number of mutual fund shares	8,438	8,615,367	1,796	30,259	5,161,940
Cost of mutual fund shares	$ 65	$ 72,577	$ 16	$ 296	$ 57,303

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class	ING Core Equity Research Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 523	$ 249,741	$ 214	$ 200	$ 30,602
Total assets	523	249,741	214	200	30,602
Net assets	$ 523	$ 249,741	$ 214	$ 200	$ 30,602
Net assets					
Accumulation units	$ 523	$ 245,700	$ 214	$ 200	$ 29,495
Contracts in payout (annuitization)	-	4,041	-	-	1,107
Total net assets	$ 523	$ 249,741	$ 214	$ 200	$ 30,602
Total number of mutual fund shares	15,496	7,298,087	6,306	17,183	2,939,672
Cost of mutual fund shares	$ 502	$ 244,136	$ 194	$ 181	$ 32,133

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S
Assets					
Investments in mutual funds					
at fair value	$ 65,533	$ 61,501	$ 606	$ 1,177,617	$ 1,467
Total assets	65,533	61,501	606	1,177,617	1,467
Net assets	$ 65,533	$ 61,501	$ 606	$ 1,177,617	$ 1,467
Net assets					
Accumulation units	$ 64,871	$ 60,385	$ 606	$ 1,089,912	$ 1,467
Contracts in payout (annuitization)	662	1,116	-	87,705	-
Total net assets	$ 65,533	$ 61,501	$ 606	$ 1,177,617	$ 1,467
Total number of mutual fund shares	6,399,723	5,965,141	27,856	53,674,420	67,365
Cost of mutual fund shares	$ 78,032	$ 71,063	$ 526	$ 1,262,196	$ 1,297

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 5		ING GET U.S. Core Portfolio - Series 6		ING GET U.S. Core Portfolio - Series 7		ING GET U.S. Core Portfolio - Series 8		ING GET U.S. Core Portfolio - Series 9	
Assets										
Investments in mutual funds at fair value	$	186	$	1,847	$	1,420	$	350	$	139
Total assets		186		1,847		1,420		350		139
Net assets	$	186	$	1,847	$	1,420	$	350	$	139
Net assets										
Accumulation units	$	186	$	1,847	$	1,420	$	350	$	139
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	186	$	1,847	$	1,420	$	350	$	139
Total number of mutual fund shares		23,926		228,043		179,105		43,976		17,342
Cost of mutual fund shares	$	213	$	2,188	$	1,679	$	402	$	164

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 63	$ 31	$ 50,430	$ 292,131	$ 348
Total assets	63	31	50,430	292,131	348
Net assets	$ 63	$ 31	$ 50,430	$ 292,131	$ 348
Net assets					
Accumulation units	$ 63	$ 31	$ 50,430	$ 288,877	$ 348
Contracts in payout (annuitization)	-	-	-	3,254	-
Total net assets	$ 63	$ 31	$ 50,430	$ 292,131	$ 348
Total number of mutual fund shares	7,780	3,920	8,489,950	21,031,731	25,290
Cost of mutual fund shares	$ 74	$ 37	$ 38,949	$ 276,890	$ 338

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 307,653	$ 590	$ 122,910	$ 154	$ 20,151
Total assets	307,653	590	122,910	154	20,151
Net assets	$ 307,653	$ 590	$ 122,910	$ 154	$ 20,151
Net assets					
Accumulation units	$ 305,101	$ 590	$ 121,408	$ 154	$ 19,519
Contracts in payout (annuitization)	2,552	-	1,502	-	632
Total net assets	$ 307,653	$ 590	$ 122,910	$ 154	$ 20,151
Total number of mutual fund shares	19,835,793	38,485	8,741,819	11,056	2,359,550
Cost of mutual fund shares	$ 322,635	$ 466	$ 131,373	$ 103	$ 17,948

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 13	$ 3,841	$ 508	$ 11,717	$ 10
Total assets	13	3,841	508	11,717	10
Net assets	$ 13	$ 3,841	$ 508	$ 11,717	$ 10
Net assets					
Accumulation units	$ 13	$ 3,810	$ 508	$ 11,717	$ -
Contracts in payout (annuitization)	-	31	-	-	10
Total net assets	$ 13	$ 3,841	$ 508	$ 11,717	$ 10
Total number of mutual fund shares	1,507	266,938	35,422	1,210,428	1,003
Cost of mutual fund shares	$ 12	$ 3,303	$ 409	$ 9,650	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 145	$ 2,346	$ 4,652	$ 6,503	$ 5,262
Total assets	145	2,346	4,652	6,503	5,262
Net assets	$ 145	$ 2,346	$ 4,652	$ 6,503	$ 5,262
Net assets					
Accumulation units	$ 145	$ 2,346	$ 4,652	$ 6,503	$ 5,262
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 145	$ 2,346	$ 4,652	$ 6,503	$ 5,262
Total number of mutual fund shares	11,529	186,641	284,889	562,035	426,403
Cost of mutual fund shares	$ 137	$ 2,239	$ 3,591	$ 4,739	$ 4,239

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S
Assets					
Investments in mutual funds at fair value	$ 129,660	$ 149	$ 5,363	$ 84,378	$ 263
Total assets	129,660	149	5,363	84,378	263
Net assets	$ 129,660	$ 149	$ 5,363	$ 84,378	$ 263
Net assets					
Accumulation units	$ 127,974	$ 149	$ 5,363	$ 81,856	$ 263
Contracts in payout (annuitization)	1,686	-	-	2,522	-
Total net assets	$ 129,660	$ 149	$ 5,363	$ 84,378	$ 263
Total number of mutual fund shares	7,069,802	8,249	499,391	9,938,520	30,428
Cost of mutual fund shares	$ 128,216	$ 122	$ 5,324	$ 114,492	$ 283

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco Mid Cap Core Equity Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 23,611	$ 2,514	$ 20,701	$ 213	$ 5,115
Total assets	23,611	2,514	20,701	213	5,115
Net assets	$ 23,611	$ 2,514	$ 20,701	$ 213	$ 5,115
Net assets					
Accumulation units	$ 23,611	$ 2,514	$ 20,701	$ 213	$ 5,115
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 23,611	$ 2,514	$ 20,701	$ 213	$ 5,115
Total number of mutual fund shares	2,019,757	219,383	972,772	10,231	220,740
Cost of mutual fund shares	$ 18,903	$ 2,020	$ 17,480	$ 164	$ 4,582

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Invesco Small Cap Growth Fund - Class A	Invesco Global Health Care Fund - Investor Class	Invesco U.S. Small Cap Value Fund - Class Y	Invesco Van Kampen Small Cap Value Fund - Class A	Invesco V.I. Capital Appreciation Fund - Series I Shares
Assets					
Investments in mutual funds at fair value	$ 42	$ 183	$ 5,835	$ 120	$ 22,362
Total assets	42	183	5,835	120	22,362
Net assets	$ 42	$ 183	$ 5,835	$ 120	$ 22,362
Net assets					
Accumulation units	$ 42	$ 183	$ 5,835	$ 120	$ 22,325
Contracts in payout (annuitization)	-	-	-	-	37
Total net assets	$ 42	$ 183	$ 5,835	$ 120	$ 22,362
Total number of mutual fund shares	1,460	6,844	216,506	6,649	959,742
Cost of mutual fund shares	$ 37	$ 172	$ 4,793	$ 107	$ 24,201

The accompanying notes are an integral part of these financial statements.

49

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares
Assets					
Investments in mutual funds at fair value	$ 38,408	$ 242	$ 363	$ 66	$ 82
Total assets	38,408	242	363	66	82
Net assets	$ 38,408	$ 242	$ 363	$ 66	$ 82
Net assets					
Accumulation units	$ 37,782	$ 242	$ 363	$ 66	$ 82
Contracts in payout (annuitization)	626	-	-	-	-
Total net assets	$ 38,408	$ 242	$ 363	$ 66	$ 82
Total number of mutual fund shares	1,420,925	8,546	9,375	5,201	3,399
Cost of mutual fund shares	$ 35,029	$ 235	$ 324	$ 61	$ 80

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class
Assets					
Investments in mutual funds at fair value	$ 164	$ -	$ 2,566	$ 316	$ 4,646
Total assets	164	-	2,566	316	4,646
Net assets	$ 164	$ -	$ 2,566	$ 316	$ 4,646
Net assets					
Accumulation units	$ 164	$ -	$ 2,566	$ 316	$ 4,646
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 164	$ -	$ 2,566	$ 316	$ 4,646
Total number of mutual fund shares	5,451	9	206,095	19,002	176,136
Cost of mutual fund shares	$ 160	$ -	$ 2,140	$ 263	$ 3,477

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Lord Abbett Developing Growth Fund, Inc. - Class A	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid-Cap Value Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Assets					
Investments in mutual funds at fair value	$ 19	$ 4	$ 1,451	$ 1,751	$ 98,339
Total assets	19	4	1,451	1,751	98,339
Net assets	$ 19	$ 4	$ 1,451	$ 1,751	$ 98,339
Net assets					
Accumulation units	$ 19	$ 4	$ 1,451	$ 1,751	$ 97,462
Contracts in payout (annuitization)	-	-	-	-	877
Total net assets	$ 19	$ 4	$ 1,451	$ 1,751	$ 98,339
Total number of mutual fund shares	910	350	88,257	55,701	5,938,375
Cost of mutual fund shares	$ 17	$ 4	$ 1,454	$ 1,530	$ 111,042

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Massachusetts Investors Growth Stock Fund - Class A	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 371	$ 7,130	$ 4,250	$ 72,675	$ 456
Total assets	371	7,130	4,250	72,675	456
Net assets	$ 371	$ 7,130	$ 4,250	$ 72,675	$ 456
Net assets					
Accumulation units	$ 371	$ 7,130	$ 4,250	$ 72,675	$ 456
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 371	$ 7,130	$ 4,250	$ 72,675	$ 456
Total number of mutual fund shares	24,339	408,571	150,869	2,563,495	10,461
Cost of mutual fund shares	$ 315	$ 6,010	$ 4,060	$ 69,540	$ 378

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA
Assets					
Investments in mutual funds					
at fair value	$ 325,715	$ 38	$ 52	$ 281	$ 74
Total assets	325,715	38	52	281	74
Net assets	$ 325,715	$ 38	$ 52	$ 281	$ 74
Net assets					
Accumulation units	$ 325,715	$ 38	$ 52	$ 281	$ -
Contracts in payout (annuitization)	-	-	-	-	74
Total net assets	$ 325,715	$ 38	$ 52	$ 281	$ 74
Total number of mutual fund shares	8,931,040	754	7,922	9,288	3,563
Cost of mutual fund shares	$ 261,678	$ 38	$ 52	$ 276	$ 78

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund - Individual Investor Class	PIMCO Real Return Portfolio - Administrative Class
Assets					
Investments in mutual funds at fair value	$ 10,224	$ 15	$ 112	$ 52,720	$ 158,235
Total assets	10,224	15	112	52,720	158,235
Net assets	$ 10,224	$ 15	$ 112	$ 52,720	$ 158,235
Net assets					
Accumulation units	$ 10,224	$ -	$ 112	$ 52,720	$ 158,235
Contracts in payout (annuitization)	-	15	-	-	-
Total net assets	$ 10,224	$ 15	$ 112	$ 52,720	$ 158,235
Total number of mutual fund shares	578,947	316	20,118	2,357,798	12,042,237
Cost of mutual fund shares	$ 8,556	$ 17	$ 104	$ 54,519	$ 152,755

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Pioneer High Yield Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Columbia Diversified Equity Income Fund - Class R-3	Columbia Diversified Equity Income Fund - Class R-4
Assets					
Investments in mutual funds					
at fair value	$ 4,956	$ 28,736	$ 22,990	$ 160	$ 5,329
Total assets	4,956	28,736	22,990	160	5,329
Net assets	$ 4,956	$ 28,736	$ 22,990	$ 160	$ 5,329
Net assets					
Accumulation units	$ 4,956	$ 28,736	$ 22,990	$ 160	$ 5,329
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 4,956	$ 28,736	$ 22,990	$ 160	$ 5,329
Total number of mutual fund shares	487,793	911,672	2,160,668	15,852	527,139
Cost of mutual fund shares	$ 4,353	$ 23,661	$ 20,954	$ 141	$ 4,259

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 6,996	$ 803	$ 163	$ 1,103	$ 207,794
Total assets	6,996	803	163	1,103	207,794
Net assets	$ 6,996	$ 803	$ 163	$ 1,103	$ 207,794
Net assets					
Accumulation units	$ 6,996	$ 803	$ 163	$ 1,103	$ 207,794
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 6,996	$ 803	$ 163	$ 1,103	$ 207,794
Total number of mutual fund shares	181,190	34,327	7,050	158,017	15,290,192
Cost of mutual fund shares	$ 6,110	$ 684	$ 147	$ 866	$ 183,686

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio	Wanger International	Wanger Select
Assets					
Investments in mutual funds					
at fair value	$ 86	$ 303	$ 110	$ 25,898	$ 102,870
Total assets	86	303	110	25,898	102,870
Net assets	$ 86	$ 303	$ 110	$ 25,898	$ 102,870
Net assets					
Accumulation units	$ 86	$ 303	$ 110	$ 25,898	$ 102,870
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 86	$ 303	$ 110	$ 25,898	$ 102,870
Total number of mutual fund shares	7,007	20,527	6,211	716,202	3,548,461
Cost of mutual fund shares	$ 94	$ 312	$ 96	$ 21,328	$ 88,154

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December 31, 2010
(Dollars in thousands)

	Wanger USA	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Values Fund - Class A
Assets					
Investments in mutual funds at fair value	$ 35,896	$ 4,515	$ 82,473	$ 118	$ 99,165
Total assets	35,896	4,515	82,473	118	99,165
Net assets	$ 35,896	$ 4,515	$ 82,473	$ 118	$ 99,165
Net assets					
Accumulation units	$ 35,896	$ 4,515	$ 82,473	$ 118	$ 99,165
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 35,896	$ 4,515	$ 82,473	$ 118	$ 99,165
Total number of mutual fund shares	1,060,123	166,847	3,041,051	3,674	4,546,773
Cost of mutual fund shares	$ 31,972	$ 4,764	$ 89,296	$ 99	$ 104,893

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Dividend Value Fund - Class A
Net investment income (loss)				
Income:				
Dividends	$ -	$ 1	$ -	$ 6
Total investment income	-	1	-	6
Expenses:				
Mortality, expense risk and				
other charges	14	2	5	2
Total expenses	14	2	5	2
Net investment income (loss)	(14)	(1)	(5)	4
Realized and unrealized gain (loss)				
on investments				
Net realized gain (loss) on investments	57	(29)	(67)	3
Capital gains distributions	-	-	-	-
Total realized gain (loss) on investments				
and capital gains distributions	57	(29)	(67)	3
Net unrealized appreciation				
(depreciation) of investments	72	51	121	22
Net realized and unrealized gain (loss)				
on investments	129	22	54	25
Net increase (decrease) in net assets				
resulting from operations	$ 115	$ 21	$ 49	$ 29

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Allianz NFJ Large-Cap Value Fund - Institutional Class	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund	Amana Income Fund	American Balanced Fund® - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ 40	$ 5	$ 4	$ 306	$ 109
Total investment income	40	5	4	306	109
Expenses:					
Mortality, expense risk and other charges	-	5	101	186	44
Total expenses	-	5	101	186	44
Net investment income (loss)	40	-	(97)	120	65
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	128	(55)	95	138	(91)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	128	(55)	95	138	(91)
Net unrealized appreciation (depreciation) of investments	34	138	1,911	2,578	695
Net realized and unrealized gain (loss) on investments	162	83	2,006	2,716	604
Net increase (decrease) in net assets resulting from operations	$ 202	$ 83	$ 1,909	$ 2,836	$ 669

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	American Century Inflation-Adjusted Bond Fund - Investor Class	American Century Income & Growth Fund - A Class	Ariel Appreciation Fund	Ariel Fund	Artisan International Fund - Investor Shares
Net investment income (loss)					
Income:					
Dividends	$ 337	$ 56	$ -	$ -	$ 20
Total investment income	337	56	-	-	20
Expenses:					
Mortality, expense risk and					
other charges	141	47	7	18	22
Total expenses	141	47	7	18	22
Net investment income (loss)	196	9	(7)	(18)	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	234	(308)	(32)	42	157
Capital gains distributions	97	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	331	(308)	(32)	42	157
Net unrealized appreciation					
(depreciation) of investments	30	862	165	393	(37)
Net realized and unrealized gain (loss)					
on investments	361	554	133	435	120
Net increase (decrease) in net assets					
resulting from operations	$ 557	$ 563	$ 126	$ 417	$ 118

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Aston/Optimum Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	The Bond Fund of America[SM], Inc. - Class R-4	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 7	$ 2	$ -	$ 286	$ 617
Total investment income	7	2	-	286	617
Expenses:					
Mortality, expense risk and					
other charges	6	-	24	76	443
Total expenses	6	-	24	76	443
Net investment income (loss)	1	2	(24)	210	174
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	6	-	68	290	149
Capital gains distributions	7	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	13	-	68	290	149
Net unrealized appreciation					
(depreciation) of investments	271	18	496	(77)	4,179
Net realized and unrealized gain (loss)					
on investments	284	18	564	213	4,328
Net increase (decrease) in net assets					
resulting from operations	$ 285	$ 20	$ 540	$ 423	$ 4,502

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Capital World Growth & Income Fund[SM], Inc. - Class R-3	Columbia[SM] Acorn Fund® - Class A	Columbia[SM] Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z
Net investment income (loss)					
Income:					
Dividends	$ 5	$ -	$ 8	$ 41	$ 30
Total investment income	5	-	8	41	30
Expenses:					
Mortality, expense risk and other charges	1	-	-	30	-
Total expenses	1	-	-	30	-
Net investment income (loss)	4	-	8	11	30
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	214	187	263
Capital gains distributions	1	-	184	-	-
Total realized gain (loss) on investments and capital gains distributions	1	-	398	187	263
Net unrealized appreciation (depreciation) of investments	30	1	715	469	141
Net realized and unrealized gain (loss) on investments	31	1	1,113	656	404
Net increase (decrease) in net assets resulting from operations	$ 35	$ 1	$ 1,121	$ 667	$ 434

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	CRM Mid Cap Value Fund - Investor Shares	Dodge & Cox International Stock Fund	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R	EuroPacific Growth Fund® - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 5	$ -	$ 146
Total investment income	1	-	5	-	146
Expenses:					
Mortality, expense risk and					
other charges	1	-	3	-	64
Total expenses	1	-	3	-	64
Net investment income (loss)	-	-	2	-	82
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	5	-	(1)	2	(322)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	5	-	(1)	2	(322)
Net unrealized appreciation					
(depreciation) of investments	25	-	39	3	1,281
Net realized and unrealized gain (loss)					
on investments	30	-	38	5	959
Net increase (decrease) in net assets					
resulting from operations	$ 30	$ -	$ 40	$ 5	$ 1,041

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-4	Fidelity® Advisor New Insights Fund - Institutional Class	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 3,911	$ -	$ 4,774	$ 716	$ 737
Total investment income	3,911	-	4,774	716	737
Expenses:					
Mortality, expense risk and other charges	2,242	-	2,536	1,943	95
Total expenses	2,242	-	2,536	1,943	95
Net investment income (loss)	1,669	-	2,238	(1,227)	642
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(278)	-	(1,687)	(5,747)	(438)
Capital gains distributions	-	-	-	515	-
Total realized gain (loss) on investments and capital gains distributions	(278)	-	(1,687)	(5,232)	(438)
Net unrealized appreciation (depreciation) of investments	20,141	4	34,314	48,430	964
Net realized and unrealized gain (loss) on investments	19,863	4	32,627	43,198	526
Net increase (decrease) in net assets resulting from operations	$ 21,532	$ 4	$ 34,865	$ 41,971	$ 1,168

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 470	$ 12,055	$ 1,919	$ 67	$ 351
Total investment income	470	12,055	1,919	67	351
Expenses:					
Mortality, expense risk and other charges	321	9,012	967	-	201
Total expenses	321	9,012	967	-	201
Net investment income (loss)	149	3,043	952	67	150
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,060)	301	(450)	(161)	113
Capital gains distributions	64	438	1,804	53	106
Total realized gain (loss) on investments and capital gains distributions	(1,996)	739	1,354	(108)	219
Net unrealized appreciation (depreciation) of investments	5,618	143,841	10,629	4,383	2,184
Net realized and unrealized gain (loss) on investments	3,622	144,580	11,983	4,275	2,403
Net increase (decrease) in net assets resulting from operations	$ 3,771	$ 147,623	$ 12,935	$ 4,342	$ 2,553

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Mutual Global Discovery Fund - Class R	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors[SM], Inc. - Class R-3	Fundamental Investors[SM], Inc. - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ 58	$ -	$ 761	$ 7	$ 387
Total investment income	58	-	761	7	387
Expenses:					
Mortality, expense risk and					
other charges	23	5	866	4	250
Total expenses	23	5	866	4	250
Net investment income (loss)	35	(5)	(105)	3	137
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(28)	(52)	(1,773)	31	(241)
Capital gains distributions	-	-	-	2	77
Total realized gain (loss) on investments					
and capital gains distributions	(28)	(52)	(1,773)	33	(164)
Net unrealized appreciation					
(depreciation) of investments	350	199	25,893	48	3,646
Net realized and unrealized gain (loss)					
on investments	322	147	24,120	81	3,482
Net increase (decrease) in net assets					
resulting from operations	$ 357	$ 142	$ 24,015	$ 84	$ 3,619

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4	The Income Fund of America® - Class R-3
Net investment income (loss)					
Income:					
Dividends	$ 98	$ 2,587	$ -	$ -	$ 71
Total investment income	98	2,587	-	-	71
Expenses:					
Mortality, expense risk and other charges	103	2,570	-	-	13
Total expenses	103	2,570	-	-	13
Net investment income (loss)	(5)	17	-	-	58
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(328)	424	10	3	(147)
Capital gains distributions	-	-	-	-	10
Total realized gain (loss) on investments and capital gains distributions	(328)	424	10	3	(137)
Net unrealized appreciation (depreciation) of investments	2,093	31,468	7	3	269
Net realized and unrealized gain (loss) on investments	1,765	31,892	17	6	132
Net increase (decrease) in net assets resulting from operations	$ 1,760	$ 31,909	$ 17	$ 6	$ 190

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Balanced Portfolio - Class I	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 9,575	$ 42	$ 179	$ 203	$ 19,263
Total investment income	9,575	42	179	203	19,263
Expenses:					
Mortality, expense risk and other charges	3,652	11	34	25	3,748
Total expenses	3,652	11	34	25	3,748
Net investment income (loss)	5,923	31	145	178	15,515
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(10,415)	(213)	123	(67)	(7,111)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(10,415)	(213)	123	(67)	(7,111)
Net unrealized appreciation (depreciation) of investments	45,719	595	(40)	224	25,001
Net realized and unrealized gain (loss) on investments	35,304	382	83	157	17,890
Net increase (decrease) in net assets resulting from operations	$ 41,227	$ 413	$ 228	$ 335	$ 33,405

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class S	ING Artio Foreign Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 25	$ -	$ 379	$ -	$ -
Total investment income	25	-	379	-	-
Expenses:					
Mortality, expense risk and other charges	2	327	808	1	1
Total expenses	2	327	808	1	1
Net investment income (loss)	23	(327)	(429)	(1)	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	(4,263)	(3,264)	24	(2)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(3)	(4,263)	(3,264)	24	(2)
Net unrealized appreciation (depreciation) of investments	16	6,190	13,099	(5)	24
Net realized and unrealized gain (loss) on investments	13	1,927	9,835	19	22
Net increase (decrease) in net assets resulting from operations	$ 36	$ 1,600	$ 9,406	$ 18	$ 21

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Global Resources Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 4,788	$ 59	$ 1,142	$ 81	$ -
Total investment income	4,788	59	1,142	81	-
Expenses:					
Mortality, expense risk and other charges	483	16	282	435	-
Total expenses	483	16	282	435	-
Net investment income (loss)	4,305	43	860	(354)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(757)	196	(4,332)	(231)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(757)	196	(4,332)	(231)	-
Net unrealized appreciation (depreciation) of investments	4,316	78	11,063	13,243	6
Net realized and unrealized gain (loss) on investments	3,559	274	6,731	13,012	6
Net increase (decrease) in net assets resulting from operations	$ 7,864	$ 317	$ 7,591	$ 12,658	$ 6

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1,029	$ -	$ 2	$ 261	$ 153
Total investment income	1,029	-	2	261	153
Expenses:					
Mortality, expense risk and other charges	1,059	114	1	348	301
Total expenses	1,059	114	1	348	301
Net investment income (loss)	(30)	(114)	1	(87)	(148)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,227)	(872)	101	421	(602)
Capital gains distributions	-	-	22	1,980	1,653
Total realized gain (loss) on investments and capital gains distributions	(2,227)	(872)	123	2,401	1,051
Net unrealized appreciation (depreciation) of investments	23,964	2,984	(67)	3,861	4,289
Net realized and unrealized gain (loss) on investments	21,737	2,112	56	6,262	5,340
Net increase (decrease) in net assets resulting from operations	$ 21,707	$ 1,998	$ 57	$ 6,175	$ 5,192

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 14	$ 6	$ 660	$ 4	$ 57
Total investment income	14	6	660	4	57
Expenses:					
Mortality, expense risk and other charges	40	8	758	4	72
Total expenses	40	8	758	4	72
Net investment income (loss)	(26)	(2)	(98)	-	(15)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(274)	74	(5,047)	(30)	(276)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(274)	74	(5,047)	(30)	(276)
Net unrealized appreciation (depreciation) of investments	1,432	298	17,548	142	1,675
Net realized and unrealized gain (loss) on investments	1,158	372	12,501	112	1,399
Net increase (decrease) in net assets resulting from operations	$ 1,132	$ 370	$ 12,403	$ 112	$ 1,384

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Adviser Class	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 1	$ 114	$ 4	$ 267
Total investment income	2	1	114	4	267
Expenses:					
Mortality, expense risk and other charges	3	-	75	3	570
Total expenses	3	-	75	3	570
Net investment income (loss)	(1)	1	39	1	(303)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	2	(1,557)	(11)	(1,760)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(4)	2	(1,557)	(11)	(1,760)
Net unrealized appreciation (depreciation) of investments	85	9	2,407	97	7,173
Net realized and unrealized gain (loss) on investments	81	11	850	86	5,413
Net increase (decrease) in net assets resulting from operations	$ 80	$ 12	$ 889	$ 87	$ 5,110

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 115	$ 945	$ 375	$ 1,204	$ 3,271
Total investment income	115	945	375	1,204	3,271
Expenses:					
Mortality, expense risk and					
other charges	267	330	48	150	1,164
Total expenses	267	330	48	150	1,164
Net investment income (loss)	(152)	615	327	1,054	2,107
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,270)	(1,630)	339	98	(5,026)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,270)	(1,630)	339	98	(5,026)
Net unrealized appreciation					
(depreciation) of investments	3,542	5,171	(77)	816	24,432
Net realized and unrealized gain (loss)					
on investments	2,272	3,541	262	914	19,406
Net increase (decrease) in net assets					
resulting from operations	$ 2,120	$ 4,156	$ 589	$ 1,968	$ 21,513

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Pioneer Equity Income Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 239	$ 5	$ 986	$ 3
Total investment income	-	239	5	986	3
Expenses:					
Mortality, expense risk and other charges	-	120	3	776	2
Total expenses	-	120	3	776	2
Net investment income (loss)	-	119	2	210	1
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(533)	(8)	(2,637)	(16)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(533)	(8)	(2,637)	(16)
Net unrealized appreciation (depreciation) of investments	-	2,908	66	16,329	75
Net realized and unrealized gain (loss) on investments	-	2,375	58	13,692	59
Net increase (decrease) in net assets resulting from operations	$ -	$ 2,494	$ 60	$ 13,902	$ 60

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 5,316	$ 18	$ 1,676	$ 12	$ 53
Total investment income	5,316	18	1,676	12	53
Expenses:					
Mortality, expense risk and other charges	2,651	5	902	6	36
Total expenses	2,651	5	902	6	36
Net investment income (loss)	2,665	13	774	6	17
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(2,355)	(182)	(8,294)	(66)	(356)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(2,355)	(182)	(8,294)	(66)	(356)
Net unrealized appreciation (depreciation) of investments	38,194	340	20,675	107	564
Net realized and unrealized gain (loss) on investments	35,839	158	12,381	41	208
Net increase (decrease) in net assets resulting from operations	$ 38,504	$ 171	$ 13,155	$ 47	$ 225

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING Wells Fargo HealthCare Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Money Market Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 88	$ 49	$ -	$ 15	$ 89
Total investment income	88	49	-	15	89
Expenses:					
Mortality, expense risk and					
other charges	5	168	82	11	3,055
Total expenses	5	168	82	11	3,055
Net investment income (loss)	83	(119)	(82)	4	(2,966)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(35)	(1,307)	(395)	137	-
Capital gains distributions	-	-	-	-	840
Total realized gain (loss) on investments					
and capital gains distributions	(35)	(1,307)	(395)	137	840
Net unrealized appreciation					
(depreciation) of investments	723	3,672	1,056	(288)	-
Net realized and unrealized gain (loss)					
on investments	688	2,365	661	(151)	840
Net increase (decrease) in net assets					
resulting from operations	$ 771	$ 2,246	$ 579	$ (147)	$ (2,126)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Global Real Estate Fund - Class A	ING International Capital Appreciation Fund - Class I	ING International SmallCap Multi-Manager Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 1	$ -	$ 7	$ 1	$ 447
Total investment income	1	-	7	1	447
Expenses:					
Mortality, expense risk and other charges	-	-	4	-	330
Total expenses	-	-	4	-	330
Net investment income (loss)	1	-	3	1	117
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	(353)	(1)	(1,193)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(353)	(1)	(1,193)
Net unrealized appreciation (depreciation) of investments	5	1	709	13	8,757
Net realized and unrealized gain (loss) on investments	5	1	356	12	7,564
Net increase (decrease) in net assets resulting from operations	$ 6	$ 1	$ 359	$ 13	$ 7,681

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Adviser Class	ING Columbia Small Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ 25
Total investment income	-	-	-	-	25
Expenses:					
Mortality, expense risk and other charges	16	4	890	-	18
Total expenses	16	4	890	-	18
Net investment income (loss)	(16)	(4)	(890)	-	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(252)	(5)	1,891	-	(51)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(252)	(5)	1,891	-	(51)
Net unrealized appreciation (depreciation) of investments	244	258	23,742	5	459
Net realized and unrealized gain (loss) on investments	(8)	253	25,633	5	408
Net increase (decrease) in net assets resulting from operations	$ (24)	$ 249	$ 24,743	$ 5	$ 415

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Index Solution 2015 Portfolio - Adviser Class	ING Index Solution 2015 Portfolio - Service Class	ING Index Solution 2015 Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 55	$ 62	$ -	$ -	$ 1
Total investment income	55	62	-	-	1
Expenses:					
Mortality, expense risk and					
other charges	123	58	1	-	3
Total expenses	123	58	1	-	3
Net investment income (loss)	(68)	4	(1)	-	(2)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(298)	(476)	24	-	(3)
Capital gains distributions	-	-	-	-	2
Total realized gain (loss) on investments					
and capital gains distributions	(298)	(476)	24	-	(1)
Net unrealized appreciation					
(depreciation) of investments	1,759	3,355	(9)	3	31
Net realized and unrealized gain (loss)					
on investments	1,461	2,879	15	3	30
Net increase (decrease) in net assets					
resulting from operations	$ 1,393	$ 2,883	$ 14	$ 3	$ 28

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Index Solution 2025 Portfolio - Adviser Class	ING Index Solution 2025 Portfolio - Service Class	ING Index Solution 2025 Portfolio - Service 2 Class	ING Index Solution 2035 Portfolio - Adviser Class	ING Index Solution 2035 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 2	$ -	$ -
Total investment income	-	-	2	-	-
Expenses:					
Mortality, expense risk and other charges	2	-	7	1	-
Total expenses	2	-	7	1	-
Net investment income (loss)	(2)	-	(5)	(1)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	135	-	(12)	84	-
Capital gains distributions	-	-	1	-	-
Total realized gain (loss) on investments and capital gains distributions	135	-	(11)	84	-
Net unrealized appreciation (depreciation) of investments	(82)	1	110	(60)	1
Net realized and unrealized gain (loss) on investments	53	1	99	24	1
Net increase (decrease) in net assets resulting from operations	$ 51	$ 1	$ 94	$ 23	$ 1

The accompanying notes are an integral part of these financial statements.

83

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Index Solution 2035 Portfolio - Service 2 Class	ING Index Solution 2045 Portfolio - Adviser Class	ING Index Solution 2045 Portfolio - Service Class	ING Index Solution 2045 Portfolio - Service 2 Class	ING Index Solution 2055 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ -	$ -
Total investment income	-	-	-	-	-
Expenses:					
Mortality, expense risk and other charges	5	-	-	2	-
Total expenses	5	-	-	2	-
Net investment income (loss)	(5)	-	-	(2)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	28	-	-	-
Capital gains distributions	1	-	-	1	-
Total realized gain (loss) on investments and capital gains distributions	(2)	28	-	1	-
Net unrealized appreciation (depreciation) of investments	99	(17)	-	58	-
Net realized and unrealized gain (loss) on investments	97	11	-	59	-
Net increase (decrease) in net assets resulting from operations	$ 92	$ 11	$ -	$ 57	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Index Solution 2055 Portfolio - Service 2 Class	ING Index Solution Income Portfolio - Adviser Class	ING Index Solution Income Portfolio - Service 2 Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class	ING JPMorgan Mid Cap Value Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 1	$ 2	$ 220
Total investment income	-	-	1	2	220
Expenses:					
Mortality, expense risk and other charges	-	-	1	1	276
Total expenses	-	-	1	1	276
Net investment income (loss)	-	-	-	1	(56)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	7	(1)	(9)	(708)
Capital gains distributions	-	-	1	-	-
Total realized gain (loss) on investments and capital gains distributions	-	7	-	(9)	(708)
Net unrealized appreciation (depreciation) of investments	-	(5)	5	75	6,399
Net realized and unrealized gain (loss) on investments	-	2	5	66	5,691
Net increase (decrease) in net assets resulting from operations	$ -	$ 2	$ 5	$ 67	$ 5,635

The accompanying notes are an integral part of these financial statements.

85

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ -	$ 6	$ 8,963
Total investment income	-	-	-	6	8,963
Expenses:					
Mortality, expense risk and other charges	-	1,074	1	1	5,358
Total expenses	-	1,074	1	1	5,358
Net investment income (loss)	-	(1,074)	(1)	5	3,605
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	10	(1,782)	(4)	(13)	1,619
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	10	(1,782)	(4)	(13)	1,619
Net unrealized appreciation (depreciation) of investments	7	25,422	41	69	72,360
Net realized and unrealized gain (loss) on investments	17	23,640	37	56	73,979
Net increase (decrease) in net assets resulting from operations	$ 17	$ 22,566	$ 36	$ 61	$ 77,584

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Global Strategic Income Portfolio - Adviser Class	ING Oppenheimer Global Strategic Income Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 8	$ 12	$ 4,457	$ 23	$ 55
Total investment income	8	12	4,457	23	55
Expenses:					
Mortality, expense risk and other charges	5	1	1,362	5	6
Total expenses	5	1	1,362	5	6
Net investment income (loss)	3	11	3,095	18	49
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(24)	16	2,370	6	27
Capital gains distributions	-	-	-	-	2
Total realized gain (loss) on investments and capital gains distributions	(24)	16	2,370	6	29
Net unrealized appreciation (depreciation) of investments	102	21	14,145	78	15
Net realized and unrealized gain (loss) on investments	78	37	16,515	84	44
Net increase (decrease) in net assets resulting from operations	$ 81	$ 48	$ 19,610	$ 102	$ 93

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 6,859	$ 952	$ 15	$ 7	$ 1,217
Total investment income	6,859	952	15	7	1,217
Expenses:					
Mortality, expense risk and other charges	1,940	141	3	26	432
Total expenses	1,940	141	3	26	432
Net investment income (loss)	4,919	811	12	(19)	785
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	2,007	674	(2)	(345)	(546)
Capital gains distributions	279	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	2,286	674	(2)	(345)	(546)
Net unrealized appreciation (depreciation) of investments	4,972	1,095	38	1,144	5,093
Net realized and unrealized gain (loss) on investments	7,258	1,769	36	799	4,547
Net increase (decrease) in net assets resulting from operations	$ 12,177	$ 2,580	$ 48	$ 780	$ 5,332

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service 2 Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2025 Portfolio - Service 2 Class	ING Solution 2035 Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 343	$ 5	$ 1,194	$ 330	$ 4
Total investment income	343	5	1,194	330	4
Expenses:					
Mortality, expense risk and other charges	56	33	597	73	30
Total expenses	56	33	597	73	30
Net investment income (loss)	287	(28)	597	257	(26)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(124)	(889)	(597)	(146)	(684)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(124)	(889)	(597)	(146)	(684)
Net unrealized appreciation (depreciation) of investments	461	2,000	9,508	1,103	1,721
Net realized and unrealized gain (loss) on investments	337	1,111	8,911	957	1,037
Net increase (decrease) in net assets resulting from operations	$ 624	$ 1,083	$ 9,508	$ 1,214	$ 1,011

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Solution 2035 Portfolio - Service Class	ING Solution 2035 Portfolio - Service 2 Class	ING Solution 2045 Portfolio - Adviser Class	ING Solution 2045 Portfolio - Service Class	ING Solution 2045 Portfolio - Service 2 Class
Net investment income (loss)					
Income:					
Dividends	$ 730	$ 232	$ 1	$ 389	$ 137
Total investment income	730	232	1	389	137
Expenses:					
Mortality, expense risk and					
other charges	474	65	17	345	42
Total expenses	474	65	17	345	42
Net investment income (loss)	256	167	(16)	44	95
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(581)	(153)	(642)	(480)	(41)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(581)	(153)	(642)	(480)	(41)
Net unrealized appreciation					
(depreciation) of investments	8,454	1,097	1,370	6,501	992
Net realized and unrealized gain (loss)					
on investments	7,873	944	728	6,021	951
Net increase (decrease) in net assets					
resulting from operations	$ 8,129	$ 1,111	$ 712	$ 6,065	$ 1,046

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Solution 2055 Portfolio - Service Class	ING Solution 2055 Portfolio - Service 2 Class	ING Solution Growth Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 11	$ 30	$ 371
Total investment income	-	-	11	30	371
Expenses:					
Mortality, expense risk and other charges	-	-	8	15	86
Total expenses	-	-	8	15	86
Net investment income (loss)	-	-	3	15	285
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1	-	23	(259)	(191)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	-	23	(259)	(191)
Net unrealized appreciation (depreciation) of investments	13	18	94	622	827
Net realized and unrealized gain (loss) on investments	14	18	117	363	636
Net increase (decrease) in net assets resulting from operations	$ 14	$ 18	$ 120	$ 378	$ 921

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Solution Income Portfolio - Service 2 Class	ING Solution Moderate Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 186	$ 30	$ -	$ 887	$ -
Total investment income	186	30	-	887	-
Expenses:					
Mortality, expense risk and other charges	19	16	1	2,959	2
Total expenses	19	16	1	2,959	2
Net investment income (loss)	167	14	(1)	(2,072)	(2)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(69)	28	(12)	(904)	(22)
Capital gains distributions	-	11	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(69)	39	(12)	(904)	(22)
Net unrealized appreciation (depreciation) of investments	82	158	107	77,031	130
Net realized and unrealized gain (loss) on investments	13	197	95	76,127	108
Net increase (decrease) in net assets resulting from operations	$ 180	$ 211	$ 94	$ 74,055	$ 106

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class	ING Templeton Foreign Equity Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 76	$ 1	$ 5	$ 2,093
Total investment income	-	76	1	5	2,093
Expenses:					
Mortality, expense risk and					
other charges	4	1,973	11	1	894
Total expenses	4	1,973	11	1	894
Net investment income (loss)	(4)	(1,897)	(10)	4	1,199
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(95)	748	(18)	(7)	(2,683)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(95)	748	(18)	(7)	(2,683)
Net unrealized appreciation					
(depreciation) of investments	257	31,321	303	28	8,392
Net realized and unrealized gain (loss)					
on investments	162	32,069	285	21	5,709
Net increase (decrease) in net assets					
resulting from operations	$ 158	$ 30,172	$ 275	$ 25	$ 6,908

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 5	$ 1,338	$ -	$ 695
Total investment income	2	5	1,338	-	695
Expenses:					
Mortality, expense risk and other charges	-	1	890	-	772
Total expenses	-	1	890	-	772
Net investment income (loss)	2	4	448	-	(77)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	(37)	(358)	(3)	(535)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1)	(37)	(358)	(3)	(535)
Net unrealized appreciation (depreciation) of investments	7	66	8,535	12	9,219
Net realized and unrealized gain (loss) on investments	6	29	8,177	9	8,684
Net increase (decrease) in net assets resulting from operations	$ 8	$ 33	$ 8,625	$ 9	$ 8,607

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 3	$ 670	$ 7	$ 4,462
Total investment income	-	3	670	7	4,462
Expenses:					
Mortality, expense risk and other charges	-	1	489	2	2,304
Total expenses	-	1	489	2	2,304
Net investment income (loss)	-	2	181	5	2,158
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(14)	(2,635)	(7)	(800)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(14)	(2,635)	(7)	(800)
Net unrealized appreciation (depreciation) of investments	2	50	9,044	54	24,220
Net realized and unrealized gain (loss) on investments	2	36	6,409	47	23,420
Net increase (decrease) in net assets resulting from operations	$ 2	$ 38	$ 6,590	$ 52	$ 25,578

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Van Kampen Equity and Income Portfolio - Service Class	ING Core Equity Research Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 1	$ 1,314	$ 2,252	$ 2,306
Total investment income	3	1	1,314	2,252	2,306
Expenses:					
Mortality, expense risk and other charges	2	1	285	610	543
Total expenses	2	1	285	610	543
Net investment income (loss)	1	-	1,029	1,642	1,763
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	25	(2,143)	(1,495)	(2,392)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(4)	25	(2,143)	(1,495)	(2,392)
Net unrealized appreciation (depreciation) of investments	22	(6)	3,956	6,843	6,668
Net realized and unrealized gain (loss) on investments	18	19	1,813	5,348	4,276
Net increase (decrease) in net assets resulting from operations	$ 19	$ 19	$ 2,842	$ 6,990	$ 6,039

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 5	ING GET U.S. Core Portfolio - Series 6
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 12,026	$ 12	$ 7	$ 41
Total investment income	5	12,026	12	7	41
Expenses:					
Mortality, expense risk and other charges	2	11,814	6	6	34
Total expenses	2	11,814	6	6	34
Net investment income (loss)	3	212	6	1	7
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4)	(61,352)	(9)	(73)	(41)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(4)	(61,352)	(9)	(73)	(41)
Net unrealized appreciation (depreciation) of investments	73	201,009	163	71	39
Net realized and unrealized gain (loss) on investments	69	139,657	154	(2)	(2)
Net increase (decrease) in net assets resulting from operations	$ 72	$ 139,869	$ 160	$ (1)	$ 5

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11
Net investment income (loss)					
Income:					
Dividends	$ 32	$ 8	$ 3	$ 2	$ 1
Total investment income	32	8	3	2	1
Expenses:					
Mortality, expense risk and					
other charges	22	6	2	1	1
Total expenses	22	6	2	1	1
Net investment income (loss)	10	2	1	1	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(87)	(2)	(2)	(2)	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(87)	(2)	(2)	(2)	-
Net unrealized appreciation					
(depreciation) of investments	94	3	4	3	1
Net realized and unrealized gain (loss)					
on investments	7	1	2	1	1
Net increase (decrease) in net assets					
resulting from operations	$ 17	$ 3	$ 3	$ 2	$ 1

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class S
Net investment income (loss)					
Income:					
Dividends	$ -	$ 5,558	$ 7	$ 3,097	$ 5
Total investment income	-	5,558	7	3,097	5
Expenses:					
Mortality, expense risk and other charges	410	2,784	1	2,607	2
Total expenses	410	2,784	1	2,607	2
Net investment income (loss)	(410)	2,774	6	490	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	1,487	(2,863)	(31)	(4,782)	(47)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1,487	(2,863)	(31)	(4,782)	(47)
Net unrealized appreciation (depreciation) of investments	6,205	33,830	70	57,843	137
Net realized and unrealized gain (loss) on investments	7,692	30,967	39	53,061	90
Net increase (decrease) in net assets resulting from operations	$ 7,282	$ 33,741	$ 45	$ 53,551	$ 93

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 776	$ 1	$ 682	$ 1	$ 1,611
Total investment income	776	1	682	1	1,611
Expenses:					
Mortality, expense risk and other charges	1,004	-	186	-	501
Total expenses	1,004	-	186	-	501
Net investment income (loss)	(228)	1	496	1	1,110
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1,821)	(2)	52	-	(14,199)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(1,821)	(2)	52	-	(14,199)
Net unrealized appreciation (depreciation) of investments	23,970	29	635	(1)	7,531
Net realized and unrealized gain (loss) on investments	22,149	27	687	(1)	(6,668)
Net increase (decrease) in net assets resulting from operations	$ 21,921	$ 28	$ 1,183	$ -	$ (5,558)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class S	ING Russell™ Large Cap Value Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 21	$ 2	$ 348	$ -	$ 2
Total investment income	21	2	348	-	2
Expenses:					
Mortality, expense risk and other charges	31	2	96	-	2
Total expenses	31	2	96	-	2
Net investment income (loss)	(10)	-	252	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	199	7	536	-	2
Capital gains distributions	-	-	-	-	11
Total realized gain (loss) on investments and capital gains distributions	199	7	536	-	13
Net unrealized appreciation (depreciation) of investments	163	48	385	1	-
Net realized and unrealized gain (loss) on investments	362	55	921	1	13
Net increase (decrease) in net assets resulting from operations	$ 352	$ 55	$ 1,173	$ 1	$ 13

The accompanying notes are an integral part of these financial statements.

101

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 31	$ 11	$ 26	$ 17	$ 619
Total investment income	31	11	26	17	619
Expenses:					
Mortality, expense risk and other charges	20	33	46	33	1,088
Total expenses	20	33	46	33	1,088
Net investment income (loss)	11	(22)	(20)	(16)	(469)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	101	88	216	122	(1,173)
Capital gains distributions	209	32	-	-	-
Total realized gain (loss) on investments and capital gains distributions	310	120	216	122	(1,173)
Net unrealized appreciation (depreciation) of investments	(124)	721	889	673	26,207
Net realized and unrealized gain (loss) on investments	186	841	1,105	795	25,034
Net increase (decrease) in net assets resulting from operations	$ 197	$ 819	$ 1,085	$ 779	$ 24,565

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 124	$ 1,937	$ 5	$ 132
Total investment income	-	124	1,937	5	132
Expenses:					
Mortality, expense risk and other charges	-	46	792	1	157
Total expenses	-	46	792	1	157
Net investment income (loss)	-	78	1,145	4	(25)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	137	(21,063)	(34)	295
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	137	(21,063)	(34)	295
Net unrealized appreciation (depreciation) of investments	29	(18)	20,244	34	4,338
Net realized and unrealized gain (loss) on investments	29	119	(819)	-	4,633
Net increase (decrease) in net assets resulting from operations	$ 29	$ 197	$ 326	$ 4	$ 4,608

The accompanying notes are an integral part of these financial statements.

103

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 8	$ -	$ -	$ 3	$ -
Total investment income	8	-	-	3	-
Expenses:					
Mortality, expense risk and					
other charges	6	119	1	36	-
Total expenses	6	119	1	36	-
Net investment income (loss)	2	(119)	(1)	(33)	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	20	(211)	(1)	150	(2)
Capital gains distributions	-	-	-	82	-
Total realized gain (loss) on investments					
and capital gains distributions	20	(211)	(1)	232	(2)
Net unrealized appreciation					
(depreciation) of investments	470	4,549	44	301	10
Net realized and unrealized gain (loss)					
on investments	490	4,338	43	533	8
Net increase (decrease) in net assets					
resulting from operations	$ 492	$ 4,219	$ 42	$ 500	$ 8

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco U.S. Small Cap Value Fund - Class Y	Invesco Van Kampen Small Cap Value Fund - Class A	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 15	$ -	$ 154	$ 362
Total investment income	-	15	-	154	362
Expenses:					
Mortality, expense risk and other charges	2	-	1	209	379
Total expenses	2	-	1	209	379
Net investment income (loss)	(2)	15	(1)	(55)	(17)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(3)	252	6	(232)	1,228
Capital gains distributions	-	-	4	-	-
Total realized gain (loss) on investments and capital gains distributions	(3)	252	10	(232)	1,228
Net unrealized appreciation (depreciation) of investments	11	693	8	3,102	1,794
Net realized and unrealized gain (loss) on investments	8	945	18	2,870	3,022
Net increase (decrease) in net assets resulting from operations	$ 6	$ 960	$ 17	$ 2,815	$ 3,005

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 7	$ -	$ 2	$ 1	$ 1
Total investment income	7	-	2	1	1
Expenses:					
Mortality, expense risk and					
other charges	3	4	1	1	2
Total expenses	3	4	1	1	2
Net investment income (loss)	4	(4)	1	-	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1	(2)	1	(1)	(12)
Capital gains distributions	-	-	2	-	-
Total realized gain (loss) on investments					
and capital gains distributions	1	(2)	3	(1)	(12)
Net unrealized appreciation					
(depreciation) of investments	13	78	-	11	35
Net realized and unrealized gain (loss)					
on investments	14	76	3	10	23
Net increase (decrease) in net assets					
resulting from operations	$ 18	$ 72	$ 4	$ 10	$ 22

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Developing Growth Fund, Inc. - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 16	$ -	$ 18	$ -
Total investment income	-	16	-	18	-
Expenses:					
Mortality, expense risk and other charges	-	13	3	32	-
Total expenses	-	13	3	32	-
Net investment income (loss)	-	3	(3)	(14)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	16	2	125	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	16	2	125	-
Net unrealized appreciation (depreciation) of investments	-	348	43	675	2
Net realized and unrealized gain (loss) on investments	-	364	45	800	2
Net increase (decrease) in net assets resulting from operations	$ -	$ 367	$ 42	$ 786	$ 2

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Lord Abbett Core Fixed Income Fund - Class A	Lord Abbett Mid-Cap Value Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 5	$ -	$ 351	$ 2
Total investment income	-	5	-	351	2
Expenses:					
Mortality, expense risk and other charges	-	12	14	854	2
Total expenses	-	12	14	854	2
Net investment income (loss)	-	(7)	(14)	(503)	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	(53)	(12)	(6,284)	(2)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	(53)	(12)	(6,284)	(2)
Net unrealized appreciation (depreciation) of investments	-	337	371	26,448	48
Net realized and unrealized gain (loss) on investments	-	284	359	20,164	46
Net increase (decrease) in net assets resulting from operations	$ -	$ 277	$ 345	$ 19,661	$ 46

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A	Oppenheimer Developing Markets Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ 11	$ 31	$ 745	$ -	$ 435
Total investment income	11	31	745	-	435
Expenses:					
Mortality, expense risk and					
other charges	49	14	546	4	2,555
Total expenses	49	14	546	4	2,555
Net investment income (loss)	(38)	17	199	(4)	(2,120)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(60)	(138)	(609)	(53)	(4,373)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(60)	(138)	(609)	(53)	(4,373)
Net unrealized appreciation					
(depreciation) of investments	1,143	567	8,124	88	70,004
Net realized and unrealized gain (loss)					
on investments	1,083	429	7,515	35	65,631
Net increase (decrease) in net assets					
resulting from operations	$ 1,045	$ 446	$ 7,714	$ 31	$ 63,511

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer Global Securities/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small Cap Fund®/VA
Net investment income (loss)					
Income:					
Dividends	$ 3	$ 1	$ 4	$ 1	$ 54
Total investment income	3	1	4	1	54
Expenses:					
Mortality, expense risk and other charges	-	-	3	1	88
Total expenses	-	-	3	1	88
Net investment income (loss)	3	1	1	-	(34)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	(10)	(2)	(440)
Capital gains distributions	1	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	1	-	(10)	(2)	(440)
Net unrealized appreciation (depreciation) of investments	(1)	-	46	12	2,334
Net realized and unrealized gain (loss) on investments	-	-	36	10	1,894
Net increase (decrease) in net assets resulting from operations	$ 3	$ 1	$ 37	$ 10	$ 1,860

The accompanying notes are an integral part of these financial statements.

110

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Oppenheimer Small- & Mid-Cap Growth Fund/VA	Oppenheimer Strategic Bond Fund/VA	Pax World Balanced Fund - Individual Investor Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield Fund - Class A
Net investment income (loss)					
Income:					
Dividends	$ -	$ 9	$ 790	$ 1,954	$ 253
Total investment income	-	9	790	1,954	253
Expenses:					
Mortality, expense risk and other charges	-	1	505	1,210	29
Total expenses	-	1	505	1,210	29
Net investment income (loss)	-	8	285	744	224
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(1)	-	(1,725)	825	(182)
Capital gains distributions	-	-	-	1,383	-
Total realized gain (loss) on investments and capital gains distributions	(1)	-	(1,725)	2,208	(182)
Net unrealized appreciation (depreciation) of investments	5	6	6,485	5,842	687
Net realized and unrealized gain (loss) on investments	4	6	4,760	8,050	505
Net increase (decrease) in net assets resulting from operations	$ 4	$ 14	$ 5,045	$ 8,794	$ 729

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 128	$ -	$ 1,157	$ -	$ 58
Total investment income	128	-	1,157	-	58
Expenses:					
Mortality, expense risk and other charges	237	-	209	-	22
Total expenses	237	-	209	-	22
Net investment income (loss)	(109)	-	948	-	36
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4,253)	-	(334)	-	1,606
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(4,253)	-	(334)	-	1,606
Net unrealized appreciation (depreciation) of investments	7,974	-	2,684	-	(853)
Net realized and unrealized gain (loss) on investments	3,721	-	2,350	-	753
Net increase (decrease) in net assets resulting from operations	$ 3,612	$ -	$ 3,298	$ -	$ 789

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Columbia Diversified Equity Income Fund - Class R-3	Columbia Diversified Equity Income Fund - Class R-4	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class	T. Rowe Price Value Fund - Advisor Class
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 57	$ 96	$ 10	$ 3
Total investment income	2	57	96	10	3
Expenses:					
Mortality, expense risk and other charges	1	36	45	6	1
Total expenses	1	36	45	6	1
Net investment income (loss)	1	21	51	4	2
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	14	87	565	(70)	(2)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	14	87	565	(70)	(2)
Net unrealized appreciation (depreciation) of investments	2	529	434	188	21
Net realized and unrealized gain (loss) on investments	16	616	999	118	19
Net increase (decrease) in net assets resulting from operations	$ 17	$ 637	$ 1,050	$ 122	$ 21

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Class A	Diversified Value Portfolio	Equity Income Portfolio	Small Company Growth Portfolio
Net investment income (loss)					
Income:					
Dividends	$ 19	$ 10,010	$ 2	$ 7	$ -
Total investment income	19	10,010	2	7	-
Expenses:					
Mortality, expense risk and other charges	9	1,690	1	3	1
Total expenses	9	1,690	1	3	1
Net investment income (loss)	10	8,320	1	4	(1)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(412)	1,697	(3)	(5)	(6)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(412)	1,697	(3)	(5)	(6)
Net unrealized appreciation (depreciation) of investments	469	9,811	8	36	32
Net realized and unrealized gain (loss) on investments	57	11,508	5	31	26
Net increase (decrease) in net assets resulting from operations	$ 67	$ 19,828	$ 6	$ 35	$ 25

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4
Net investment income (loss)					
Income:					
Dividends	$ 514	$ 451	$ -	$ 86	$ 1,796
Total investment income	514	451	-	86	1,796
Expenses:					
Mortality, expense risk and other charges	153	679	249	28	744
Total expenses	153	679	249	28	744
Net investment income (loss)	361	(228)	(249)	58	1,052
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(557)	191	(533)	(238)	(1,716)
Capital gains distributions	-	-	-	12	212
Total realized gain (loss) on investments and capital gains distributions	(557)	191	(533)	(226)	(1,504)
Net unrealized appreciation (depreciation) of investments	4,600	19,678	6,881	658	9,427
Net realized and unrealized gain (loss) on investments	4,043	19,869	6,348	432	7,923
Net increase (decrease) in net assets resulting from operations	$ 4,404	$ 19,641	$ 6,099	$ 490	$ 8,975

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the year ended December 31, 2010
(Dollars in thousands)

	Wells Fargo Advantage Small Cap Value Fund - Class A	Wells Fargo Advantage Special Small Cap Values Fund - Class A
Net investment income (loss)		
Income:		
Dividends	$ 1	$ -
Total investment income	1	-
Expenses:		
Mortality, expense risk and other charges	1	886
Total expenses	1	886
Net investment income (loss)	-	(886)
Realized and unrealized gain (loss) on investments		
Net realized gain (loss) on investments	(2)	(4,905)
Capital gains distributions	-	-
Total realized gain (loss) on investments and capital gains distributions	(2)	(4,905)
Net unrealized appreciation (depreciation) of investments	20	22,926
Net realized and unrealized gain (loss) on investments	18	18,021
Net increase (decrease) in net assets resulting from operations	$ 18	$ 17,135

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Alger Green Fund - Class A	AllianceBernstein Growth and Income Fund, Inc. - Class A	AllianceBernstein Growth and Income Portfolio - Class A	Allianz NFJ Dividend Value Fund - Class A
Net assets at January 1, 2009	$ -	$ 146	$ 371	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	-	11	1
Total realized gain (loss) on investments and capital gains distributions	8	(19)	(111)	-
Net unrealized appreciation (depreciation) of investments	77	50	175	13
Net increase (decrease) in net assets from operations	83	31	75	14
Changes from principal transactions:				
Total unit transactions	981	19	(12)	120
Net increase (decrease) in assets derived from principal transactions	981	19	(12)	120
Total increase (decrease) in net assets	1,064	50	63	134
Net assets at December 31, 2009	1,064	196	434	134
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(14)	(1)	(5)	4
Total realized gain (loss) on investments and capital gains distributions	57	(29)	(67)	3
Net unrealized appreciation (depreciation) of investments	72	51	121	22
Net increase (decrease) in net assets from operations	115	21	49	29
Changes from principal transactions:				
Total unit transactions	435	(26)	(26)	95
Net increase (decrease) in assets derived from principal transactions	435	(26)	(26)	95
Total increase (decrease) in net assets	550	(5)	23	124
Net assets at December 31, 2010	$ 1,614	$ 191	$ 457	$ 258

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Allianz NFJ Large-Cap Value Fund - Institutional Class	Allianz NFJ Small-Cap Value Fund - Class A	Amana Growth Fund	Amana Income Fund
Net assets at January 1, 2009	$ 580	$ 336	$ 36	$ 46
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	27	5	(14)	37
Total realized gain (loss) on investments and capital gains distributions	(127)	(23)	16	24
Net unrealized appreciation (depreciation) of investments	292	121	518	776
Net increase (decrease) in net assets from operations	192	103	520	837
Changes from principal transactions:				
Total unit transactions	407	124	5,095	9,473
Net increase (decrease) in assets derived from principal transactions	407	124	5,095	9,473
Total increase (decrease) in net assets	599	227	5,615	10,310
Net assets at December 31, 2009	1,179	563	5,651	10,356
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	40	-	(97)	120
Total realized gain (loss) on investments and capital gains distributions	128	(55)	95	138
Net unrealized appreciation (depreciation) of investments	34	138	1,911	2,578
Net increase (decrease) in net assets from operations	202	83	1,909	2,836
Changes from principal transactions:				
Total unit transactions	498	(248)	10,440	16,215
Net increase (decrease) in assets derived from principal transactions	498	(248)	10,440	16,215
Total increase (decrease) in net assets	700	(165)	12,349	19,051
Net assets at December 31, 2010	$ 1,879	$ 398	$ 18,000	$ 29,407

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	American Balanced Fund® - Class R-3	American Century Inflation-Adjusted Bond Fund - Investor Class	American Century Income & Growth Fund - A Class	Ariel Appreciation Fund
Net assets at January 1, 2009	$ 4,066	$ -	$ 3,705	$ 395
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	86	114	38	(4)
Total realized gain (loss) on investments and capital gains distributions	(94)	29	(229)	(93)
Net unrealized appreciation (depreciation) of investments	955	53	848	375
Net increase (decrease) in net assets from operations	947	196	657	278
Changes from principal transactions:				
Total unit transactions	783	8,864	294	(51)
Net increase (decrease) in assets derived from principal transactions	783	8,864	294	(51)
Total increase (decrease) in net assets	1,730	9,060	951	227
Net assets at December 31, 2009	5,796	9,060	4,656	622
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	65	196	9	(7)
Total realized gain (loss) on investments and capital gains distributions	(91)	331	(308)	(32)
Net unrealized appreciation (depreciation) of investments	695	30	862	165
Net increase (decrease) in net assets from operations	669	557	563	126
Changes from principal transactions:				
Total unit transactions	(287)	8,350	(119)	85
Net increase (decrease) in assets derived from principal transactions	(287)	8,350	(119)	85
Total increase (decrease) in net assets	382	8,907	444	211
Net assets at December 31, 2010	$ 6,178	$ 17,967	$ 5,100	$ 833

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Ariel Fund	Artisan International Fund - Investor Shares	Aston/Optimum Mid Cap Fund - Class N	BlackRock Equity Dividend Fund - Investor A Shares
Net assets at January 1, 2009	$ 638	$ 324	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(10)	12	-	-
Total realized gain (loss) on investments and capital gains distributions	(132)	27	-	-
Net unrealized appreciation (depreciation) of investments	599	290	-	-
Net increase (decrease) in net assets from operations	457	329	-	-
Changes from principal transactions:				
Total unit transactions	176	1,176	-	-
Net increase (decrease) in assets derived from principal transactions	176	1,176	-	-
Total increase (decrease) in net assets	633	1,505	-	-
Net assets at December 31, 2009	1,271	1,829	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(18)	(2)	1	2
Total realized gain (loss) on investments and capital gains distributions	42	157	13	-
Net unrealized appreciation (depreciation) of investments	393	(37)	271	18
Net increase (decrease) in net assets from operations	417	118	285	20
Changes from principal transactions:				
Total unit transactions	830	563	2,640	163
Net increase (decrease) in assets derived from principal transactions	830	563	2,640	163
Total increase (decrease) in net assets	1,247	681	2,925	183
Net assets at December 31, 2010	$ 2,518	$ 2,510	$ 2,925	$ 183

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	The Bond Fund of America[SM], Inc. - Class R-4	Calvert VP SRI Balanced Portfolio	Capital World Growth & Income Fund[SM], Inc. - Class R-3
Net assets at January 1, 2009	$ -	$ 1,929	$ 35,890	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	133	448	-
Total realized gain (loss) on investments and capital gains distributions	3	(38)	(1,348)	-
Net unrealized appreciation (depreciation) of investments	16	410	9,120	-
Net increase (decrease) in net assets from operations	18	505	8,220	-
Changes from principal transactions:				
Total unit transactions	245	3,548	(1,716)	14
Net increase (decrease) in assets derived from principal transactions	245	3,548	(1,716)	14
Total increase (decrease) in net assets	263	4,053	6,504	14
Net assets at December 31, 2009	263	5,982	42,394	14
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(24)	210	174	4
Total realized gain (loss) on investments and capital gains distributions	68	290	149	1
Net unrealized appreciation (depreciation) of investments	496	(77)	4,179	30
Net increase (decrease) in net assets from operations	540	423	4,502	35
Changes from principal transactions:				
Total unit transactions	3,713	1,805	(1,673)	314
Net increase (decrease) in assets derived from principal transactions	3,713	1,805	(1,673)	314
Total increase (decrease) in net assets	4,253	2,228	2,829	349
Net assets at December 31, 2010	$ 4,516	$ 8,210	$ 45,223	$ 363

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Columbia℠ Acorn Fund® - Class A	Columbia℠ Acorn Fund® - Class Z	Columbia Mid Cap Value Fund - Class A	Columbia Mid Cap Value Fund - Class Z
Net assets at January 1, 2009	$ -	$ 807	$ 1,575	$ 561
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	5	1	10
Total realized gain (loss) on investments and capital gains distributions	-	(101)	(75)	(161)
Net unrealized appreciation (depreciation) of investments	-	666	724	439
Net increase (decrease) in net assets from operations	-	570	650	288
Changes from principal transactions:				
Total unit transactions	-	1,074	736	465
Net increase (decrease) in assets derived from principal transactions	-	1,074	736	465
Total increase (decrease) in net assets	-	1,644	1,386	753
Net assets at December 31, 2009	-	2,451	2,961	1,314
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	8	11	30
Total realized gain (loss) on investments and capital gains distributions	-	398	187	263
Net unrealized appreciation (depreciation) of investments	1	715	469	141
Net increase (decrease) in net assets from operations	1	1,121	667	434
Changes from principal transactions:				
Total unit transactions	8	3,523	249	991
Net increase (decrease) in assets derived from principal transactions	8	3,523	249	991
Total increase (decrease) in net assets	9	4,644	916	1,425
Net assets at December 31, 2010	$ 9	$ 7,095	$ 3,877	$ 2,739

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	CRM Mid Cap Value Fund - Investor Shares	Dodge & Cox International Stock Fund	DWS Equity 500 Index Fund - Class S	Eaton Vance Large-Cap Value Fund - Class R
Net assets at January 1, 2009	$ -	$ -	$ 168	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	2	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(8)	-
Net unrealized appreciation (depreciation) of investments	4	-	55	-
Net increase (decrease) in net assets from operations	4	-	49	-
Changes from principal transactions:				
Total unit transactions	66	-	30	13
Net increase (decrease) in assets derived from principal transactions	66	-	30	13
Total increase (decrease) in net assets	70	-	79	13
Net assets at December 31, 2009	70	-	247	13
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	2	-
Total realized gain (loss) on investments and capital gains distributions	5	-	(1)	2
Net unrealized appreciation (depreciation) of investments	25	-	39	3
Net increase (decrease) in net assets from operations	30	-	40	5
Changes from principal transactions:				
Total unit transactions	123	4	64	20
Net increase (decrease) in assets derived from principal transactions	123	4	64	20
Total increase (decrease) in net assets	153	4	104	25
Net assets at December 31, 2010	$ 223	$ 4	$ 351	$ 38

The accompanying notes are an integral part of these financial statements.

123

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	EuroPacific Growth Fund® - Class R-3	EuroPacific Growth Fund® - Class R-4	Fidelity® Advisor New Insights Fund - Institutional Class	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2009	$ 7,252	$ 155,758	$ -	$ 213,311
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	116	2,286	-	3,068
Total realized gain (loss) on investments and capital gains distributions	(382)	(1,370)	-	(12,958)
Net unrealized appreciation (depreciation) of investments	3,283	62,717	-	68,342
Net increase (decrease) in net assets from operations	3,017	63,633	-	58,452
Changes from principal transactions:				
Total unit transactions	1,308	27,646	-	(8,048)
Net increase (decrease) in assets derived from principal transactions	1,308	27,646	-	(8,048)
Total increase (decrease) in net assets	4,325	91,279	-	50,404
Net assets at December 31, 2009	11,577	247,037	-	263,715
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	82	1,669	-	2,238
Total realized gain (loss) on investments and capital gains distributions	(322)	(278)	-	(1,687)
Net unrealized appreciation (depreciation) of investments	1,281	20,141	4	34,314
Net increase (decrease) in net assets from operations	1,041	21,532	4	34,865
Changes from principal transactions:				
Total unit transactions	336	11,266	34	(18,262)
Net increase (decrease) in assets derived from principal transactions	336	11,266	34	(18,262)
Total increase (decrease) in net assets	1,377	32,798	38	16,603
Net assets at December 31, 2010	$ 12,954	$ 279,835	$ 38	$ 280,318

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2009	$ 159,095	$ 5,016	$ 29,665	$ 722,264
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(901)	573	379	4,032
Total realized gain (loss) on investments and capital gains distributions	(15,315)	(594)	(1,592)	(26,951)
Net unrealized appreciation (depreciation) of investments	57,323	2,477	8,368	269,736
Net increase (decrease) in net assets from operations	41,107	2,456	7,155	246,817
Changes from principal transactions:				
Total unit transactions	(9,354)	1,531	(1,169)	1,428
Net increase (decrease) in assets derived from principal transactions	(9,354)	1,531	(1,169)	1,428
Total increase (decrease) in net assets	31,753	3,987	5,986	248,245
Net assets at December 31, 2009	190,848	9,003	35,651	970,509
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1,227)	642	149	3,043
Total realized gain (loss) on investments and capital gains distributions	(5,232)	(438)	(1,996)	739
Net unrealized appreciation (depreciation) of investments	48,430	964	5,618	143,841
Net increase (decrease) in net assets from operations	41,971	1,168	3,771	147,623
Changes from principal transactions:				
Total unit transactions	(7,093)	(214)	(3,082)	(59,313)
Net increase (decrease) in assets derived from principal transactions	(7,093)	(214)	(3,082)	(59,313)
Total increase (decrease) in net assets	34,878	954	689	88,310
Net assets at December 31, 2010	$ 225,726	$ 9,957	$ 36,340	$ 1,058,819

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Mid Cap Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Mutual Global Discovery Fund - Class R
Net assets at January 1, 2009	$ 75,139	$ 8,006	$ 15,560	$ 2,067
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,313	80	259	6
Total realized gain (loss) on investments and capital gains distributions	(77)	(492)	(236)	(41)
Net unrealized appreciation (depreciation) of investments	18,108	4,038	4,242	577
Net increase (decrease) in net assets from operations	19,344	3,626	4,265	542
Changes from principal transactions:				
Total unit transactions	761	2,316	274	744
Net increase (decrease) in assets derived from principal transactions	761	2,316	274	744
Total increase (decrease) in net assets	20,105	5,942	4,539	1,286
Net assets at December 31, 2009	95,244	13,948	20,099	3,353
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	952	67	150	35
Total realized gain (loss) on investments and capital gains distributions	1,354	(108)	219	(28)
Net unrealized appreciation (depreciation) of investments	10,629	4,383	2,184	350
Net increase (decrease) in net assets from operations	12,935	4,342	2,553	357
Changes from principal transactions:				
Total unit transactions	(1,930)	2,241	(644)	178
Net increase (decrease) in assets derived from principal transactions	(1,930)	2,241	(644)	178
Total increase (decrease) in net assets	11,005	6,583	1,909	535
Net assets at December 31, 2010	$ 106,249	$ 20,531	$ 22,008	$ 3,888

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Franklin Small-Mid Cap Growth Fund - Class A	Franklin Small Cap Value Securities Fund - Class 2	Fundamental Investors^{SM}, Inc. - Class R-3	Fundamental Investors^{SM}, Inc. - Class R-4
Net assets at January 1, 2009	$ 396	$ 63,473	$ 13	$ 8,280
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	527	1	109
Total realized gain (loss) on investments and capital gains distributions	(95)	630	5	(171)
Net unrealized appreciation (depreciation) of investments	255	17,388	47	4,447
Net increase (decrease) in net assets from operations	156	18,545	53	4,385
Changes from principal transactions:				
Total unit transactions	11	4,649	439	9,116
Net increase (decrease) in assets derived from principal transactions	11	4,649	439	9,116
Total increase (decrease) in net assets	167	23,194	492	13,501
Net assets at December 31, 2009	563	86,667	505	21,781
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	(105)	3	137
Total realized gain (loss) on investments and capital gains distributions	(52)	(1,773)	33	(164)
Net unrealized appreciation (depreciation) of investments	199	25,893	48	3,646
Net increase (decrease) in net assets from operations	142	24,015	84	3,619
Changes from principal transactions:				
Total unit transactions	(24)	9,250	204	6,528
Net increase (decrease) in assets derived from principal transactions	(24)	9,250	204	6,528
Total increase (decrease) in net assets	118	33,265	288	10,147
Net assets at December 31, 2010	$ 681	$ 119,932	$ 793	$ 31,928

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	The Growth Fund of America® - Class R-3	The Growth Fund of America® - Class R-4	The Hartford Capital Appreciation Fund - Class R4	The Hartford Dividend And Growth Fund - Class R4
Net assets at January 1, 2009	$ 9,558	$ 181,120	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7	256	-	-
Total realized gain (loss) on investments and capital gains distributions	(202)	(1,129)	-	-
Net unrealized appreciation (depreciation) of investments	3,954	67,468	-	-
Net increase (decrease) in net assets from operations	3,759	66,595	-	-
Changes from principal transactions:				
Total unit transactions	1,963	29,397	-	-
Net increase (decrease) in assets derived from principal transactions	1,963	29,397	-	-
Total increase (decrease) in net assets	5,722	95,992	-	-
Net assets at December 31, 2009	15,280	277,112	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	17	-	-
Total realized gain (loss) on investments and capital gains distributions	(328)	424	10	3
Net unrealized appreciation (depreciation) of investments	2,093	31,468	7	3
Net increase (decrease) in net assets from operations	1,760	31,909	17	6
Changes from principal transactions:				
Total unit transactions	540	4,612	173	40
Net increase (decrease) in assets derived from principal transactions	540	4,612	173	40
Total increase (decrease) in net assets	2,300	36,521	190	46
Net assets at December 31, 2010	$ 17,580	$ 313,633	$ 190	$ 46

The accompanying notes are an integral part of these financial statements.

128

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	The Income Fund of America® - Class R-3	ING Balanced Portfolio - Class I	ING Real Estate Fund - Class A	ING GNMA Income Fund - Class A
Net assets at January 1, 2009	$ 1,535	$ 314,926	$ 1,357	$ 2,835
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	62	11,249	47	130
Total realized gain (loss) on investments and capital gains distributions	(230)	(27,508)	(523)	23
Net unrealized appreciation (depreciation) of investments	517	70,457	853	(3)
Net increase (decrease) in net assets from operations	349	54,198	377	150
Changes from principal transactions:				
Total unit transactions	(106)	(27,279)	(123)	1,841
Net increase (decrease) in assets derived from principal transactions	(106)	(27,279)	(123)	1,841
Total increase (decrease) in net assets	243	26,919	254	1,991
Net assets at December 31, 2009	1,778	341,845	1,611	4,826
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	58	5,923	31	145
Total realized gain (loss) on investments and capital gains distributions	(137)	(10,415)	(213)	123
Net unrealized appreciation (depreciation) of investments	269	45,719	595	(40)
Net increase (decrease) in net assets from operations	190	41,227	413	228
Changes from principal transactions:				
Total unit transactions	(26)	(35,487)	(53)	(304)
Net increase (decrease) in assets derived from principal transactions	(26)	(35,487)	(53)	(304)
Total increase (decrease) in net assets	164	5,740	360	(76)
Net assets at December 31, 2010	$ 1,942	$ 347,585	$ 1,971	$ 4,750

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Intermediate Bond Fund - Class A	ING Intermediate Bond Portfolio - Class I	ING Intermediate Bond Portfolio - Class S	ING Artio Foreign Portfolio - Service Class
Net assets at January 1, 2009	$ 3,481	$ 350,384	$ 212	$ 33,338
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	206	20,719	19	874
Total realized gain (loss) on investments and capital gains distributions	(145)	(6,552)	(7)	(3,622)
Net unrealized appreciation (depreciation) of investments	341	21,042	25	9,043
Net increase (decrease) in net assets from operations	402	35,209	37	6,295
Changes from principal transactions:				
Total unit transactions	(84)	(6,604)	100	(3,008)
Net increase (decrease) in assets derived from principal transactions	(84)	(6,604)	100	(3,008)
Total increase (decrease) in net assets	318	28,605	137	3,287
Net assets at December 31, 2009	3,799	378,989	349	36,625
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	178	15,515	23	(327)
Total realized gain (loss) on investments and capital gains distributions	(67)	(7,111)	(3)	(4,263)
Net unrealized appreciation (depreciation) of investments	224	25,001	16	6,190
Net increase (decrease) in net assets from operations	335	33,405	36	1,600
Changes from principal transactions:				
Total unit transactions	(81)	(28,696)	126	(5,637)
Net increase (decrease) in assets derived from principal transactions	(81)	(28,696)	126	(5,637)
Total increase (decrease) in net assets	254	4,709	162	(4,037)
Net assets at December 31, 2010	$ 4,053	$ 383,698	$ 511	$ 32,588

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING BlackRock Large Cap Growth Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Service 2 Class	ING Clarion Global Real Estate Portfolio - Institutional Class
Net assets at January 1, 2009	$ 63,303	$ 86	$ 79	$ 35,967
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(291)	(1)	-	692
Total realized gain (loss) on investments and capital gains distributions	(4,578)	(31)	(38)	(1,889)
Net unrealized appreciation (depreciation) of investments	22,883	60	79	13,526
Net increase (decrease) in net assets from operations	18,014	28	41	12,329
Changes from principal transactions:				
Total unit transactions	(2,297)	44	57	2,146
Net increase (decrease) in assets derived from principal transactions	(2,297)	44	57	2,146
Total increase (decrease) in net assets	15,717	72	98	14,475
Net assets at December 31, 2009	79,020	158	177	50,442
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(429)	(1)	(1)	4,305
Total realized gain (loss) on investments and capital gains distributions	(3,264)	24	(2)	(757)
Net unrealized appreciation (depreciation) of investments	13,099	(5)	24	4,316
Net increase (decrease) in net assets from operations	9,406	18	21	7,864
Changes from principal transactions:				
Total unit transactions	(3,709)	20	22	1,306
Net increase (decrease) in assets derived from principal transactions	(3,709)	20	22	1,306
Total increase (decrease) in net assets	5,697	38	43	9,170
Net assets at December 31, 2010	$ 84,717	$ 196	$ 220	$ 59,612

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Institutional Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Global Resources Portfolio - Institutional Class
Net assets at January 1, 2009	$ 724	$ 17,289	$ 21,437	$ 25
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	28	605	(105)	-
Total realized gain (loss) on investments and capital gains distributions	(765)	(5,708)	(398)	(4)
Net unrealized appreciation (depreciation) of investments	916	12,068	10,796	12
Net increase (decrease) in net assets from operations	179	6,965	10,293	8
Changes from principal transactions:				
Total unit transactions	412	2,356	9,881	(6)
Net increase (decrease) in assets derived from principal transactions	412	2,356	9,881	(6)
Total increase (decrease) in net assets	591	9,321	20,174	2
Net assets at December 31, 2009	1,315	26,610	41,611	27
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	43	860	(354)	-
Total realized gain (loss) on investments and capital gains distributions	196	(4,332)	(231)	-
Net unrealized appreciation (depreciation) of investments	78	11,063	13,243	6
Net increase (decrease) in net assets from operations	317	7,591	12,658	6
Changes from principal transactions:				
Total unit transactions	292	7,058	10,289	-
Net increase (decrease) in assets derived from principal transactions	292	7,058	10,289	-
Total increase (decrease) in net assets	609	14,649	22,947	6
Net assets at December 31, 2010	$ 1,924	$ 41,259	$ 64,558	$ 33

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Janus Contrarian Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class
Net assets at January 1, 2009	$ 73,573	$ 7,405	$ 171	$ 18,447
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(582)	(5)	2	164
Total realized gain (loss) on investments and capital gains distributions	(4,671)	(2,177)	(61)	(228)
Net unrealized appreciation (depreciation) of investments	32,959	5,433	225	13,759
Net increase (decrease) in net assets from operations	27,706	3,251	166	13,695
Changes from principal transactions:				
Total unit transactions	6,489	2,464	84	4,759
Net increase (decrease) in assets derived from principal transactions	6,489	2,464	84	4,759
Total increase (decrease) in net assets	34,195	5,715	250	18,454
Net assets at December 31, 2009	107,768	13,120	421	36,901
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(30)	(114)	1	(87)
Total realized gain (loss) on investments and capital gains distributions	(2,227)	(872)	123	2,401
Net unrealized appreciation (depreciation) of investments	23,964	2,984	(67)	3,861
Net increase (decrease) in net assets from operations	21,707	1,998	57	6,175
Changes from principal transactions:				
Total unit transactions	3,938	6,557	(73)	(2,528)
Net increase (decrease) in assets derived from principal transactions	3,938	6,557	(73)	(2,528)
Total increase (decrease) in net assets	25,645	8,555	(16)	3,647
Net assets at December 31, 2010	$ 133,413	$ 21,675	$ 405	$ 40,548

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Service Class	ING Lord Abbett Growth and Income Portfolio - Institutional Class
Net assets at January 1, 2009	$ 15,725	$ 2,129	$ 35	$ 73,160
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	76	(12)	-	61
Total realized gain (loss) on investments and capital gains distributions	(1,111)	(241)	38	(8,357)
Net unrealized appreciation (depreciation) of investments	12,562	1,026	63	20,444
Net increase (decrease) in net assets from operations	11,527	773	101	12,148
Changes from principal transactions:				
Total unit transactions	2,935	715	242	(5,666)
Net increase (decrease) in assets derived from principal transactions	2,935	715	242	(5,666)
Total increase (decrease) in net assets	14,462	1,488	343	6,482
Net assets at December 31, 2009	30,187	3,617	378	79,642
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(148)	(26)	(2)	(98)
Total realized gain (loss) on investments and capital gains distributions	1,051	(274)	74	(5,047)
Net unrealized appreciation (depreciation) of investments	4,289	1,432	298	17,548
Net increase (decrease) in net assets from operations	5,192	1,132	370	12,403
Changes from principal transactions:				
Total unit transactions	(1,659)	1,805	2,504	(3,534)
Net increase (decrease) in assets derived from principal transactions	(1,659)	1,805	2,504	(3,534)
Total increase (decrease) in net assets	3,533	2,937	2,874	8,869
Net assets at December 31, 2010	$ 33,720	$ 6,554	$ 3,252	$ 88,511

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Lord Abbett Growth and Income Portfolio - Service Class	ING Marsico Growth Portfolio - Institutional Class	ING Marsico Growth Portfolio - Service Class	ING Marsico International Opportunities Portfolio - Adviser Class
Net assets at January 1, 2009	$ 506	$ 5,214	$ 306	$ 65
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	16	-	-
Total realized gain (loss) on investments and capital gains distributions	(54)	(468)	(76)	(12)
Net unrealized appreciation (depreciation) of investments	157	2,048	147	36
Net increase (decrease) in net assets from operations	104	1,596	71	24
Changes from principal transactions:				
Total unit transactions	58	574	(40)	86
Net increase (decrease) in assets derived from principal transactions	58	574	(40)	86
Total increase (decrease) in net assets	162	2,170	31	110
Net assets at December 31, 2009	668	7,384	337	175
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(15)	(1)	1
Total realized gain (loss) on investments and capital gains distributions	(30)	(276)	(4)	2
Net unrealized appreciation (depreciation) of investments	142	1,675	85	9
Net increase (decrease) in net assets from operations	112	1,384	80	12
Changes from principal transactions:				
Total unit transactions	27	410	105	(106)
Net increase (decrease) in assets derived from principal transactions	27	410	105	(106)
Total increase (decrease) in net assets	139	1,794	185	(94)
Net assets at December 31, 2010	$ 807	$ 9,178	$ 522	$ 81

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING MFS Total Return Portfolio - Adviser Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Net assets at January 1, 2009	$ 6,408	$ 497	$ 51,654	$ 22,350
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	19	15	991	354
Total realized gain (loss) on investments and capital gains distributions	(1,426)	(65)	(2,306)	(1,784)
Net unrealized appreciation (depreciation) of investments	3,630	183	9,743	5,205
Net increase (decrease) in net assets from operations	2,223	133	8,428	3,775
Changes from principal transactions:				
Total unit transactions	(55)	266	(1,728)	(442)
Net increase (decrease) in assets derived from principal transactions	(55)	266	(1,728)	(442)
Total increase (decrease) in net assets	2,168	399	6,700	3,333
Net assets at December 31, 2009	8,576	896	58,354	25,683
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	39	1	(303)	(152)
Total realized gain (loss) on investments and capital gains distributions	(1,557)	(11)	(1,760)	(1,270)
Net unrealized appreciation (depreciation) of investments	2,407	97	7,173	3,542
Net increase (decrease) in net assets from operations	889	87	5,110	2,120
Changes from principal transactions:				
Total unit transactions	(1,363)	87	(3,355)	(1,869)
Net increase (decrease) in assets derived from principal transactions	(1,363)	87	(3,355)	(1,869)
Total increase (decrease) in net assets	(474)	174	1,755	251
Net assets at December 31, 2010	$ 8,102	$ 1,070	$ 60,109	$ 25,934

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Institutional Class	ING PIMCO High Yield Portfolio - Service Class	ING Pioneer Equity Income Portfolio - Institutional Class
Net assets at January 1, 2009	$ 24,775	$ 609	$ 4,462	$ 111,368
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,354	129	610	(1,047)
Total realized gain (loss) on investments and capital gains distributions	(1,427)	(6)	(446)	(7,004)
Net unrealized appreciation (depreciation) of investments	8,101	503	3,028	22,114
Net increase (decrease) in net assets from operations	8,028	626	3,192	14,063
Changes from principal transactions:				
Total unit transactions	1,313	2,191	5,009	(607)
Net increase (decrease) in assets derived from principal transactions	1,313	2,191	5,009	(607)
Total increase (decrease) in net assets	9,341	2,817	8,201	13,456
Net assets at December 31, 2009	34,116	3,426	12,663	124,824
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	615	327	1,054	2,107
Total realized gain (loss) on investments and capital gains distributions	(1,630)	339	98	(5,026)
Net unrealized appreciation (depreciation) of investments	5,171	(77)	816	24,432
Net increase (decrease) in net assets from operations	4,156	589	1,968	21,513
Changes from principal transactions:				
Total unit transactions	(526)	2,843	6,092	(8,709)
Net increase (decrease) in assets derived from principal transactions	(526)	2,843	6,092	(8,709)
Total increase (decrease) in net assets	3,630	3,432	8,060	12,804
Net assets at December 31, 2010	$ 37,746	$ 6,858	$ 20,723	$ 137,628

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Pioneer Equity Income Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net assets at January 1, 2009	$ -	$ 11,631	$ 109	$ 65,464
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	100	2	471
Total realized gain (loss) on investments and capital gains distributions	-	(1,124)	(6)	(3,155)
Net unrealized appreciation (depreciation) of investments	-	3,893	83	19,190
Net increase (decrease) in net assets from operations	-	2,869	79	16,506
Changes from principal transactions:				
Total unit transactions	3	547	165	1,897
Net increase (decrease) in assets derived from principal transactions	3	547	165	1,897
Total increase (decrease) in net assets	3	3,416	244	18,403
Net assets at December 31, 2009	3	15,047	353	83,867
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	119	2	210
Total realized gain (loss) on investments and capital gains distributions	-	(533)	(8)	(2,637)
Net unrealized appreciation (depreciation) of investments	-	2,908	66	16,329
Net increase (decrease) in net assets from operations	-	2,494	60	13,902
Changes from principal transactions:				
Total unit transactions	-	3,061	60	(3,813)
Net increase (decrease) in assets derived from principal transactions	-	3,061	60	(3,813)
Total increase (decrease) in net assets	-	5,555	120	10,089
Net assets at December 31, 2010	$ 3	$ 20,602	$ 473	$ 93,956

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Adviser Class	ING T. Rowe Price Equity Income Portfolio - Service Class
Net assets at January 1, 2009	$ 204	$ 158,868	$ 918	$ 74,508
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	2,472	14	917
Total realized gain (loss) on investments and capital gains distributions	(15)	(4,874)	(89)	(1,868)
Net unrealized appreciation (depreciation) of investments	76	58,572	339	21,745
Net increase (decrease) in net assets from operations	63	56,170	264	20,794
Changes from principal transactions:				
Total unit transactions	75	42,889	207	15,504
Net increase (decrease) in assets derived from principal transactions	75	42,889	207	15,504
Total increase (decrease) in net assets	138	99,059	471	36,298
Net assets at December 31, 2009	342	257,927	1,389	110,806
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	2,665	13	774
Total realized gain (loss) on investments and capital gains distributions	(16)	(2,355)	(182)	(8,294)
Net unrealized appreciation (depreciation) of investments	75	38,194	340	20,675
Net increase (decrease) in net assets from operations	60	38,504	171	13,155
Changes from principal transactions:				
Total unit transactions	(12)	56,411	(206)	(17,747)
Net increase (decrease) in assets derived from principal transactions	(12)	56,411	(206)	(17,747)
Total increase (decrease) in net assets	48	94,915	(35)	(4,592)
Net assets at December 31, 2010	$ 390	$ 352,842	$ 1,354	$ 106,214

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Institutional Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class
Net assets at January 1, 2009	$ 774	$ 2,110	$ 2,372	$ 13,111
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	15	35	20	76
Total realized gain (loss) on investments and capital gains distributions	(213)	(277)	(49)	(1,313)
Net unrealized appreciation (depreciation) of investments	432	1,046	809	4,644
Net increase (decrease) in net assets from operations	234	804	780	3,407
Changes from principal transactions:				
Total unit transactions	(270)	611	800	1,747
Net increase (decrease) in assets derived from principal transactions	(270)	611	800	1,747
Total increase (decrease) in net assets	(36)	1,415	1,580	5,154
Net assets at December 31, 2009	738	3,525	3,952	18,265
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	17	83	(119)
Total realized gain (loss) on investments and capital gains distributions	(66)	(356)	(35)	(1,307)
Net unrealized appreciation (depreciation) of investments	107	564	723	3,672
Net increase (decrease) in net assets from operations	47	225	771	2,246
Changes from principal transactions:				
Total unit transactions	(50)	(57)	1,298	1,255
Net increase (decrease) in assets derived from principal transactions	(50)	(57)	1,298	1,255
Total increase (decrease) in net assets	(3)	168	2,069	3,501
Net assets at December 31, 2010	$ 735	$ 3,693	$ 6,021	$ 21,766

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Wells Fargo HealthCare Portfolio - Service Class	ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Global Real Estate Fund - Class A
Net assets at January 1, 2009	$ 7,198	$ 947	$ 541,019	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(71)	(2)	(2,492)	1
Total realized gain (loss) on investments and capital gains distributions	(464)	(226)	202	-
Net unrealized appreciation (depreciation) of investments	2,060	572	-	(1)
Net increase (decrease) in net assets from operations	1,525	344	(2,290)	-
Changes from principal transactions:				
Total unit transactions	996	213	(135,228)	24
Net increase (decrease) in assets derived from principal transactions	996	213	(135,228)	24
Total increase (decrease) in net assets	2,521	557	(137,518)	24
Net assets at December 31, 2009	9,719	1,504	403,501	24
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(82)	4	(2,966)	1
Total realized gain (loss) on investments and capital gains distributions	(395)	137	840	-
Net unrealized appreciation (depreciation) of investments	1,056	(288)	-	5
Net increase (decrease) in net assets from operations	579	(147)	(2,126)	6
Changes from principal transactions:				
Total unit transactions	(223)	(1,357)	(58,815)	18
Net increase (decrease) in assets derived from principal transactions	(223)	(1,357)	(58,815)	18
Total increase (decrease) in net assets	356	(1,504)	(60,941)	24
Net assets at December 31, 2010	$ 10,075	$ -	$ 342,560	$ 48

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING International Capital Appreciation Fund - Class I	ING International SmallCap Multi-Manager Fund - Class A	ING American Century Small-Mid Cap Value Portfolio - Adviser Class	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2009	$ -	$ 1,261	$ 39	$ 22,075
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	14	-	237
Total realized gain (loss) on investments and capital gains distributions	-	(386)	(6)	(1,004)
Net unrealized appreciation (depreciation) of investments	-	944	16	9,487
Net increase (decrease) in net assets from operations	-	572	10	8,720
Changes from principal transactions:				
Total unit transactions	3	(191)	3	5,200
Net increase (decrease) in assets derived from principal transactions	3	(191)	3	5,200
Total increase (decrease) in net assets	3	381	13	13,920
Net assets at December 31, 2009	3	1,642	52	35,995
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	3	1	117
Total realized gain (loss) on investments and capital gains distributions	-	(353)	(1)	(1,193)
Net unrealized appreciation (depreciation) of investments	1	709	13	8,757
Net increase (decrease) in net assets from operations	1	359	13	7,681
Changes from principal transactions:				
Total unit transactions	7	(235)	11	2,294
Net increase (decrease) in assets derived from principal transactions	7	(235)	11	2,294
Total increase (decrease) in net assets	8	124	24	9,975
Net assets at December 31, 2010	$ 11	$ 1,766	$ 76	$ 45,970

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Baron Asset Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Adviser Class	ING Baron Small Cap Growth Portfolio - Service Class	ING Columbia Small Cap Value Portfolio - Adviser Class
Net assets at January 1, 2009	$ 2,126	$ 216	$ 66,236	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(21)	(2)	(695)	-
Total realized gain (loss) on investments and capital gains distributions	(310)	(34)	73	-
Net unrealized appreciation (depreciation) of investments	1,082	223	25,057	3
Net increase (decrease) in net assets from operations	751	187	24,435	3
Changes from principal transactions:				
Total unit transactions	145	544	9,645	18
Net increase (decrease) in assets derived from principal transactions	145	544	9,645	18
Total increase (decrease) in net assets	896	731	34,080	21
Net assets at December 31, 2009	3,022	947	100,316	21
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(16)	(4)	(890)	-
Total realized gain (loss) on investments and capital gains distributions	(252)	(5)	1,891	-
Net unrealized appreciation (depreciation) of investments	244	258	23,742	5
Net increase (decrease) in net assets from operations	(24)	249	24,743	5
Changes from principal transactions:				
Total unit transactions	(2,998)	51	(2,688)	-
Net increase (decrease) in assets derived from principal transactions	(2,998)	51	(2,688)	-
Total increase (decrease) in net assets	(3,022)	300	22,055	5
Net assets at December 31, 2010	$ -	$ 1,247	$ 122,371	$ 26

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Columbia Small Cap Value Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Fidelity® VIP Mid Cap Portfolio - Service Class	ING Index Solution 2015 Portfolio - Adviser Class
Net assets at January 1, 2009	$ 953	$ 8,589	$ 6,707	$ 37
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	(26)	352	-
Total realized gain (loss) on investments and capital gains distributions	(181)	(394)	212	17
Net unrealized appreciation (depreciation) of investments	445	3,305	2,130	8
Net increase (decrease) in net assets from operations	267	2,885	2,694	25
Changes from principal transactions:				
Total unit transactions	221	1,307	449	115
Net increase (decrease) in assets derived from principal transactions	221	1,307	449	115
Total increase (decrease) in net assets	488	4,192	3,143	140
Net assets at December 31, 2009	1,441	12,781	9,850	177
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7	(68)	4	(1)
Total realized gain (loss) on investments and capital gains distributions	(51)	(298)	(476)	24
Net unrealized appreciation (depreciation) of investments	459	1,759	3,355	(9)
Net increase (decrease) in net assets from operations	415	1,393	2,883	14
Changes from principal transactions:				
Total unit transactions	511	266	1,366	(191)
Net increase (decrease) in assets derived from principal transactions	511	266	1,366	(191)
Total increase (decrease) in net assets	926	1,659	4,249	(177)
Net assets at December 31, 2010	$ 2,367	$ 14,440	$ 14,099	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Index Solution 2015 Portfolio - Service Class	ING Index Solution 2015 Portfolio - Service 2 Class	ING Index Solution 2025 Portfolio - Adviser Class	ING Index Solution 2025 Portfolio - Service Class
Net assets at January 1, 2009	$ -	$ -	$ 81	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(2)	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	80	-
Net increase (decrease) in net assets from operations	-	-	78	-
Changes from principal transactions:				
Total unit transactions	-	-	508	-
Net increase (decrease) in assets derived from principal transactions	-	-	508	-
Total increase (decrease) in net assets	-	-	586	-
Net assets at December 31, 2009	-	-	667	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(2)	(2)	-
Total realized gain (loss) on investments and capital gains distributions	-	(1)	135	-
Net unrealized appreciation (depreciation) of investments	3	31	(82)	1
Net increase (decrease) in net assets from operations	3	28	51	1
Changes from principal transactions:				
Total unit transactions	52	659	(718)	27
Net increase (decrease) in assets derived from principal transactions	52	659	(718)	27
Total increase (decrease) in net assets	55	687	(667)	28
Net assets at December 31, 2010	$ 55	$ 687	$ -	$ 28

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Index Solution 2025 Portfolio - Service 2 Class	ING Index Solution 2035 Portfolio - Adviser Class	ING Index Solution 2035 Portfolio - Service Class	ING Index Solution 2035 Portfolio - Service 2 Class
Net assets at January 1, 2009	$ -	$ 51	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	58	-	-
Net increase (decrease) in net assets from operations	-	57	-	-
Changes from principal transactions:				
Total unit transactions	-	242	-	-
Net increase (decrease) in assets derived from principal transactions	-	242	-	-
Total increase (decrease) in net assets	-	299	-	-
Net assets at December 31, 2009	-	350	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(5)	(1)	-	(5)
Total realized gain (loss) on investments and capital gains distributions	(11)	84	-	(2)
Net unrealized appreciation (depreciation) of investments	110	(60)	1	99
Net increase (decrease) in net assets from operations	94	23	1	92
Changes from principal transactions:				
Total unit transactions	1,425	(373)	21	991
Net increase (decrease) in assets derived from principal transactions	1,425	(373)	21	991
Total increase (decrease) in net assets	1,519	(350)	22	1,083
Net assets at December 31, 2010	$ 1,519	$ -	$ 22	$ 1,083

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Index Solution 2045 Portfolio - Adviser Class	ING Index Solution 2045 Portfolio - Service Class	ING Index Solution 2045 Portfolio - Service 2 Class	ING Index Solution 2055 Portfolio - Service Class
Net assets at January 1, 2009	$ 6	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	17	-	-	-
Net increase (decrease) in net assets from operations	17	-	-	-
Changes from principal transactions:				
Total unit transactions	118	-	-	-
Net increase (decrease) in assets derived from principal transactions	118	-	-	-
Total increase (decrease) in net assets	135	-	-	-
Net assets at December 31, 2009	141	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	(2)	-
Total realized gain (loss) on investments and capital gains distributions	28	-	1	-
Net unrealized appreciation (depreciation) of investments	(17)	-	58	-
Net increase (decrease) in net assets from operations	11	-	57	-
Changes from principal transactions:				
Total unit transactions	(152)	1	527	3
Net increase (decrease) in assets derived from principal transactions	(152)	1	527	3
Total increase (decrease) in net assets	(141)	1	584	3
Net assets at December 31, 2010	$ -	$ 1	$ 584	$ 3

The accompanying notes are an integral part of these financial statements.

147

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Index Solution 2055 Portfolio - Service 2 Class	ING Index Solution Income Portfolio - Adviser Class	ING Index Solution Income Portfolio - Service 2 Class	ING JPMorgan Mid Cap Value Portfolio - Adviser Class
Net assets at January 1, 2009	$ -	$ 1	$ -	$ 245
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	2
Total realized gain (loss) on investments and capital gains distributions	-	2	-	(32)
Net unrealized appreciation (depreciation) of investments	-	5	-	86
Net increase (decrease) in net assets from operations	-	7	-	56
Changes from principal transactions:				
Total unit transactions	-	51	-	(9)
Net increase (decrease) in assets derived from principal transactions	-	51	-	(9)
Total increase (decrease) in net assets	-	58	-	47
Net assets at December 31, 2009	-	59	-	292
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	-	-	1
Total realized gain (loss) on investments and capital gains distributions	-	7	-	(9)
Net unrealized appreciation (depreciation) of investments	-	(5)	5	75
Net increase (decrease) in net assets from operations	-	2	5	67
Changes from principal transactions:				
Total unit transactions	-	(61)	155	19
Net increase (decrease) in assets derived from principal transactions	-	(61)	155	19
Total increase (decrease) in net assets	-	(59)	160	86
Net assets at December 31, 2010	$ -	$ -	$ 160	$ 378

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
Net assets at January 1, 2009	$ 21,120	$ 60	$ 84,378	$ 120
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	74	-	(919)	(1)
Total realized gain (loss) on investments and capital gains distributions	(789)	(30)	(10,629)	(17)
Net unrealized appreciation (depreciation) of investments	6,054	60	36,234	56
Net increase (decrease) in net assets from operations	5,339	30	24,686	38
Changes from principal transactions:				
Total unit transactions	90	19	(6,136)	(7)
Net increase (decrease) in assets derived from principal transactions	90	19	(6,136)	(7)
Total increase (decrease) in net assets	5,429	49	18,550	31
Net assets at December 31, 2009	26,549	109	102,928	151
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(56)	-	(1,074)	(1)
Total realized gain (loss) on investments and capital gains distributions	(708)	10	(1,782)	(4)
Net unrealized appreciation (depreciation) of investments	6,399	7	25,422	41
Net increase (decrease) in net assets from operations	5,635	17	22,566	36
Changes from principal transactions:				
Total unit transactions	(1,232)	(35)	(6,335)	7
Net increase (decrease) in assets derived from principal transactions	(1,232)	(35)	(6,335)	7
Total increase (decrease) in net assets	4,403	(18)	16,231	43
Net assets at December 31, 2010	$ 30,952	$ 91	$ 119,159	$ 194

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Adviser Class	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Global Portfolio - Service Class	ING Oppenheimer Global Strategic Income Portfolio - Adviser Class
Net assets at January 1, 2009	$ 238	$ 423,940	$ 267	$ 258
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	7,011	4	6
Total realized gain (loss) on investments and capital gains distributions	(73)	(969)	(2)	(38)
Net unrealized appreciation (depreciation) of investments	179	147,827	123	71
Net increase (decrease) in net assets from operations	110	153,869	125	39
Changes from principal transactions:				
Total unit transactions	35	(28,016)	94	(58)
Net increase (decrease) in assets derived from principal transactions	35	(28,016)	94	(58)
Total increase (decrease) in net assets	145	125,853	219	(19)
Net assets at December 31, 2009	383	549,793	486	239
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	5	3,605	3	11
Total realized gain (loss) on investments and capital gains distributions	(13)	1,619	(24)	16
Net unrealized appreciation (depreciation) of investments	69	72,360	102	21
Net increase (decrease) in net assets from operations	61	77,584	81	48
Changes from principal transactions:				
Total unit transactions	39	(36,008)	80	184
Net increase (decrease) in assets derived from principal transactions	39	(36,008)	80	184
Total increase (decrease) in net assets	100	41,576	161	232
Net assets at December 31, 2010	$ 483	$ 591,369	$ 647	$ 471

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Oppenheimer Global Strategic Income Portfolio - Initial Class	ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Adviser Class	ING PIMCO Total Return Portfolio - Service Class
Net assets at January 1, 2009	$ 109,367	$ 216	$ 870	$ 104,849
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3,829	18	29	3,284
Total realized gain (loss) on investments and capital gains distributions	(814)	(13)	17	5,765
Net unrealized appreciation (depreciation) of investments	18,632	105	66	6,030
Net increase (decrease) in net assets from operations	21,647	110	112	15,079
Changes from principal transactions:				
Total unit transactions	1,921	283	233	55,253
Net increase (decrease) in assets derived from principal transactions	1,921	283	233	55,253
Total increase (decrease) in net assets	23,568	393	345	70,332
Net assets at December 31, 2009	132,935	609	1,215	175,181
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3,095	18	49	4,919
Total realized gain (loss) on investments and capital gains distributions	2,370	6	29	2,286
Net unrealized appreciation (depreciation) of investments	14,145	78	15	4,972
Net increase (decrease) in net assets from operations	19,610	102	93	12,177
Changes from principal transactions:				
Total unit transactions	2,143	366	683	40,293
Net increase (decrease) in assets derived from principal transactions	2,143	366	683	40,293
Total increase (decrease) in net assets	21,753	468	776	52,470
Net assets at December 31, 2010	$ 154,688	$ 1,077	$ 1,991	$ 227,651

The accompanying notes are an integral part of these financial statements.

151

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Pioneer High Yield Portfolio - Initial Class	ING Pioneer High Yield Portfolio - Service Class	ING Solution 2015 Portfolio - Adviser Class	ING Solution 2015 Portfolio - Service Class
Net assets at January 1, 2009	$ 3,967	$ 81	$ 10,621	$ 28,425
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	491	7	391	1,105
Total realized gain (loss) on investments and capital gains distributions	(527)	(1)	(491)	(526)
Net unrealized appreciation (depreciation) of investments	3,752	55	2,526	6,545
Net increase (decrease) in net assets from operations	3,716	61	2,426	7,124
Changes from principal transactions:				
Total unit transactions	5,825	39	1,397	8,810
Net increase (decrease) in assets derived from principal transactions	5,825	39	1,397	8,810
Total increase (decrease) in net assets	9,541	100	3,823	15,934
Net assets at December 31, 2009	13,508	181	14,444	44,359
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	811	12	(19)	785
Total realized gain (loss) on investments and capital gains distributions	674	(2)	(345)	(546)
Net unrealized appreciation (depreciation) of investments	1,095	38	1,144	5,093
Net increase (decrease) in net assets from operations	2,580	48	780	5,332
Changes from principal transactions:				
Total unit transactions	1,813	141	(14,712)	9,063
Net increase (decrease) in assets derived from principal transactions	1,813	141	(14,712)	9,063
Total increase (decrease) in net assets	4,393	189	(13,932)	14,395
Net assets at December 31, 2010	$ 17,901	$ 370	$ 512	$ 58,754

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service 2 Class	ING Solution 2025 Portfolio - Adviser Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2025 Portfolio - Service 2 Class
Net assets at January 1, 2009	$ -	$ 12,028	$ 37,936	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	373	1,207	-
Total realized gain (loss) on investments and capital gains distributions	-	(454)	(1,060)	-
Net unrealized appreciation (depreciation) of investments	-	3,695	11,400	-
Net increase (decrease) in net assets from operations	-	3,614	11,547	-
Changes from principal transactions:				
Total unit transactions	-	2,476	15,023	-
Net increase (decrease) in assets derived from principal transactions	-	2,476	15,023	-
Total increase (decrease) in net assets	-	6,090	26,570	-
Net assets at December 31, 2009	-	18,118	64,506	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	287	(28)	597	257
Total realized gain (loss) on investments and capital gains distributions	(124)	(889)	(597)	(146)
Net unrealized appreciation (depreciation) of investments	461	2,000	9,508	1,103
Net increase (decrease) in net assets from operations	624	1,083	9,508	1,214
Changes from principal transactions:				
Total unit transactions	14,114	(18,850)	12,525	18,994
Net increase (decrease) in assets derived from principal transactions	14,114	(18,850)	12,525	18,994
Total increase (decrease) in net assets	14,738	(17,767)	22,033	20,208
Net assets at December 31, 2010	$ 14,738	$ 351	$ 86,539	$ 20,208

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Solution 2035 Portfolio - Adviser Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2035 Portfolio - Service 2 Class	ING Solution 2045 Portfolio - Adviser Class
Net assets at January 1, 2009	$ 9,767	$ 27,711	$ -	$ 6,465
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	267	809	-	148
Total realized gain (loss) on investments and capital gains distributions	(290)	(353)	-	(254)
Net unrealized appreciation (depreciation) of investments	3,458	9,824	-	2,456
Net increase (decrease) in net assets from operations	3,435	10,280	-	2,350
Changes from principal transactions:				
Total unit transactions	2,860	14,321	-	2,350
Net increase (decrease) in assets derived from principal transactions	2,860	14,321	-	2,350
Total increase (decrease) in net assets	6,295	24,601	-	4,700
Net assets at December 31, 2009	16,062	52,312	-	11,165
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(26)	256	167	(16)
Total realized gain (loss) on investments and capital gains distributions	(684)	(581)	(153)	(642)
Net unrealized appreciation (depreciation) of investments	1,721	8,454	1,097	1,370
Net increase (decrease) in net assets from operations	1,011	8,129	1,111	712
Changes from principal transactions:				
Total unit transactions	(16,694)	9,561	16,043	(11,797)
Net increase (decrease) in assets derived from principal transactions	(16,694)	9,561	16,043	(11,797)
Total increase (decrease) in net assets	(15,683)	17,690	17,154	(11,085)
Net assets at December 31, 2010	$ 379	$ 70,002	$ 17,154	$ 80

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution 2045 Portfolio - Service 2 Class	ING Solution 2055 Portfolio - Service Class	ING Solution 2055 Portfolio - Service 2 Class
Net assets at January 1, 2009	$ 17,688	$ -	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	415	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(73)	-	-	-
Net unrealized appreciation (depreciation) of investments	7,006	-	-	-
Net increase (decrease) in net assets from operations	7,348	-	-	-
Changes from principal transactions:				
Total unit transactions	11,039	-	-	-
Net increase (decrease) in assets derived from principal transactions	11,039	-	-	-
Total increase (decrease) in net assets	18,387	-	-	-
Net assets at December 31, 2009	36,075	-	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	44	95	-	-
Total realized gain (loss) on investments and capital gains distributions	(480)	(41)	1	-
Net unrealized appreciation (depreciation) of investments	6,501	992	13	18
Net increase (decrease) in net assets from operations	6,065	1,046	14	18
Changes from principal transactions:				
Total unit transactions	7,818	12,844	208	156
Net increase (decrease) in assets derived from principal transactions	7,818	12,844	208	156
Total increase (decrease) in net assets	13,883	13,890	222	174
Net assets at December 31, 2010	$ 49,958	$ 13,890	$ 222	$ 174

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Solution Growth Portfolio - Service Class	ING Solution Income Portfolio - Adviser Class	ING Solution Income Portfolio - Service Class	ING Solution Income Portfolio - Service 2 Class
Net assets at January 1, 2009	$ 174	$ 8,109	$ 6,949	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	393	380	-
Total realized gain (loss) on investments and capital gains distributions	(1)	(292)	(259)	-
Net unrealized appreciation (depreciation) of investments	98	1,100	1,116	-
Net increase (decrease) in net assets from operations	97	1,201	1,237	-
Changes from principal transactions:				
Total unit transactions	466	(734)	1,192	-
Net increase (decrease) in assets derived from principal transactions	466	(734)	1,192	-
Total increase (decrease) in net assets	563	467	2,429	-
Net assets at December 31, 2009	737	8,576	9,378	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	15	285	167
Total realized gain (loss) on investments and capital gains distributions	23	(259)	(191)	(69)
Net unrealized appreciation (depreciation) of investments	94	622	827	82
Net increase (decrease) in net assets from operations	120	378	921	180
Changes from principal transactions:				
Total unit transactions	389	(7,956)	2,213	4,869
Net increase (decrease) in assets derived from principal transactions	389	(7,956)	2,213	4,869
Total increase (decrease) in net assets	509	(7,578)	3,134	5,049
Net assets at December 31, 2010	$ 1,246	$ 998	$ 12,512	$ 5,049

The accompanying notes are an integral part of these financial statements.

156

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Solution Moderate Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class
Net assets at January 1, 2009	$ 625	212	$ 200,073	$ 272
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	(1)	(1,302)	(1)
Total realized gain (loss) on investments and capital gains distributions	(4)	(50)	(6,810)	(88)
Net unrealized appreciation (depreciation) of investments	187	149	95,806	223
Net increase (decrease) in net assets from operations	185	98	87,694	134
Changes from principal transactions:				
Total unit transactions	719	3	(6,011)	(38)
Net increase (decrease) in assets derived from principal transactions	719	3	(6,011)	(38)
Total increase (decrease) in net assets	904	101	81,683	96
Net assets at December 31, 2009	1,529	313	281,756	368
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	14	(1)	(2,072)	(2)
Total realized gain (loss) on investments and capital gains distributions	39	(12)	(904)	(22)
Net unrealized appreciation (depreciation) of investments	158	107	77,031	130
Net increase (decrease) in net assets from operations	211	94	74,055	106
Changes from principal transactions:				
Total unit transactions	747	44	(10,504)	88
Net increase (decrease) in assets derived from principal transactions	747	44	(10,504)	88
Total increase (decrease) in net assets	958	138	63,551	194
Net assets at December 31, 2010	$ 2,487	$ 451	$ 345,307	$ 562

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING T. Rowe Price Growth Equity Portfolio - Adviser Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Service Class	ING Templeton Foreign Equity Portfolio - Adviser Class
Net assets at January 1, 2009	$ 743	$ 141,775	$ 1,018	$ 143
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(3)	(1,329)	(9)	(1)
Total realized gain (loss) on investments and capital gains distributions	(71)	(2,986)	(59)	(8)
Net unrealized appreciation (depreciation) of investments	386	62,249	519	62
Net increase (decrease) in net assets from operations	312	57,934	451	53
Changes from principal transactions:				
Total unit transactions	15	1,158	129	19
Net increase (decrease) in assets derived from principal transactions	15	1,158	129	19
Total increase (decrease) in net assets	327	59,092	580	72
Net assets at December 31, 2009	1,070	200,867	1,598	215
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(4)	(1,897)	(10)	4
Total realized gain (loss) on investments and capital gains distributions	(95)	748	(18)	(7)
Net unrealized appreciation (depreciation) of investments	257	31,321	303	28
Net increase (decrease) in net assets from operations	158	30,172	275	25
Changes from principal transactions:				
Total unit transactions	(33)	(7,611)	149	84
Net increase (decrease) in assets derived from principal transactions	(33)	(7,611)	149	84
Total increase (decrease) in net assets	125	22,561	424	109
Net assets at December 31, 2010	$ 1,195	$ 223,428	$ 2,022	$ 324

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Templeton Foreign Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Service Class	ING Thornburg Value Portfolio - Adviser Class	ING Thornburg Value Portfolio - Initial Class
Net assets at January 1, 2009	$ 75,608	$ 40	$ 295	$ 61,486
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(792)	-	2	143
Total realized gain (loss) on investments and capital gains distributions	(5,148)	(8)	(16)	(2,099)
Net unrealized appreciation (depreciation) of investments	27,834	24	144	28,248
Net increase (decrease) in net assets from operations	21,894	16	130	26,292
Changes from principal transactions:				
Total unit transactions	(3,478)	1	4	2,029
Net increase (decrease) in assets derived from principal transactions	(3,478)	1	4	2,029
Total increase (decrease) in net assets	18,416	17	134	28,321
Net assets at December 31, 2009	94,024	57	429	89,807
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,199	2	4	448
Total realized gain (loss) on investments and capital gains distributions	(2,683)	(1)	(37)	(358)
Net unrealized appreciation (depreciation) of investments	8,392	7	66	8,535
Net increase (decrease) in net assets from operations	6,908	8	33	8,625
Changes from principal transactions:				
Total unit transactions	(4,550)	23	(79)	(5,015)
Net increase (decrease) in assets derived from principal transactions	(4,550)	23	(79)	(5,015)
Total increase (decrease) in net assets	2,358	31	(46)	3,610
Net assets at December 31, 2010	$ 96,382	$ 88	$ 383	$ 93,417

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Service Class	ING Van Kampen Comstock Portfolio - Adviser Class
Net assets at January 1, 2009	$ 43	$ 64,277	$ 6	$ 206
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	320	-	4
Total realized gain (loss) on investments and capital gains distributions	(6)	(2,997)	-	(24)
Net unrealized appreciation (depreciation) of investments	23	20,656	2	75
Net increase (decrease) in net assets from operations	18	17,979	2	55
Changes from principal transactions:				
Total unit transactions	16	(5,919)	2	23
Net increase (decrease) in assets derived from principal transactions	16	(5,919)	2	23
Total increase (decrease) in net assets	34	12,060	4	78
Net assets at December 31, 2009	77	76,337	10	284
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(77)	-	2
Total realized gain (loss) on investments and capital gains distributions	(3)	(535)	-	(14)
Net unrealized appreciation (depreciation) of investments	12	9,219	2	50
Net increase (decrease) in net assets from operations	9	8,607	2	38
Changes from principal transactions:				
Total unit transactions	(11)	(6,889)	4	(15)
Net increase (decrease) in assets derived from principal transactions	(11)	(6,889)	4	(15)
Total increase (decrease) in net assets	(2)	1,718	6	23
Net assets at December 31, 2010	$ 75	$ 78,055	$ 16	$ 307

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Van Kampen Comstock Portfolio - Service Class	ING Van Kampen Equity and Income Portfolio - Adviser Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Service Class
Net assets at January 1, 2009	$ 42,974	$ 308	$ 216,996	$ 157
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	642	5	2,159	1
Total realized gain (loss) on investments and capital gains distributions	(4,042)	(6)	(6,184)	(45)
Net unrealized appreciation (depreciation) of investments	14,531	84	47,036	64
Net increase (decrease) in net assets from operations	11,131	83	43,011	20
Changes from principal transactions:				
Total unit transactions	(2,822)	101	(19,228)	(28)
Net increase (decrease) in assets derived from principal transactions	(2,822)	101	(19,228)	(28)
Total increase (decrease) in net assets	8,309	184	23,783	(8)
Net assets at December 31, 2009	51,283	492	240,779	149
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	181	5	2,158	1
Total realized gain (loss) on investments and capital gains distributions	(2,635)	(7)	(800)	(4)
Net unrealized appreciation (depreciation) of investments	9,044	54	24,220	22
Net increase (decrease) in net assets from operations	6,590	52	25,578	19
Changes from principal transactions:				
Total unit transactions	(5,324)	(21)	(16,616)	46
Net increase (decrease) in assets derived from principal transactions	(5,324)	(21)	(16,616)	46
Total increase (decrease) in net assets	1,266	31	8,962	65
Net assets at December 31, 2010	$ 52,549	$ 523	$ 249,741	$ 214

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Core Equity Research Fund - Class A	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2009	$ -	$ 25,840	$ 48,875	$ 46,525
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1,923	4,561	3,959
Total realized gain (loss) on investments and capital gains distributions	2	(2,300)	(75)	(1,621)
Net unrealized appreciation (depreciation) of investments	25	4,489	6,959	6,870
Net increase (decrease) in net assets from operations	27	4,112	11,445	9,208
Changes from principal transactions:				
Total unit transactions	102	(639)	33	327
Net increase (decrease) in assets derived from principal transactions	102	(639)	33	327
Total increase (decrease) in net assets	129	3,473	11,478	9,535
Net assets at December 31, 2009	129	29,313	60,353	56,060
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1,029	1,642	1,763
Total realized gain (loss) on investments and capital gains distributions	25	(2,143)	(1,495)	(2,392)
Net unrealized appreciation (depreciation) of investments	(6)	3,956	6,843	6,668
Net increase (decrease) in net assets from operations	19	2,842	6,990	6,039
Changes from principal transactions:				
Total unit transactions	52	(1,553)	(1,810)	(598)
Net increase (decrease) in assets derived from principal transactions	52	(1,553)	(1,810)	(598)
Total increase (decrease) in net assets	71	1,289	5,180	5,441
Net assets at December 31, 2010	$ 200	$ 30,602	$ 65,533	$ 61,501

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING Growth and Income Portfolio - Class S	ING GET U.S. Core Portfolio - Series 5
Net assets at January 1, 2009	$ 371	$ 926,638	$ 305	$ 481
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	3,930	7	8
Total realized gain (loss) on investments and capital gains distributions	(74)	(86,235)	(22)	(20)
Net unrealized appreciation (depreciation) of investments	146	328,821	162	11
Net increase (decrease) in net assets from operations	75	246,516	147	(1)
Changes from principal transactions:				
Total unit transactions	(43)	(89,022)	432	(60)
Net increase (decrease) in assets derived from principal transactions	(43)	(89,022)	432	(60)
Total increase (decrease) in net assets	32	157,494	579	(61)
Net assets at December 31, 2009	403	1,084,132	884	420
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	3	212	6	1
Total realized gain (loss) on investments and capital gains distributions	(4)	(61,352)	(9)	(73)
Net unrealized appreciation (depreciation) of investments	73	201,009	163	71
Net increase (decrease) in net assets from operations	72	139,869	160	(1)
Changes from principal transactions:				
Total unit transactions	131	(46,384)	423	(233)
Net increase (decrease) in assets derived from principal transactions	131	(46,384)	423	(233)
Total increase (decrease) in net assets	203	93,485	583	(234)
Net assets at December 31, 2010	$ 606	$ 1,177,617	$ 1,467	$ 186

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 6	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9
Net assets at January 1, 2009	$ 2,235	$ 2,036	$ 774	$ 142
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7	14	3	1
Total realized gain (loss) on investments and capital gains distributions	(69)	(93)	(118)	(1)
Net unrealized appreciation (depreciation) of investments	57	62	110	-
Net increase (decrease) in net assets from operations	(5)	(17)	(5)	-
Changes from principal transactions:				
Total unit transactions	(249)	(304)	(419)	(1)
Net increase (decrease) in assets derived from principal transactions	(249)	(304)	(419)	(1)
Total increase (decrease) in net assets	(254)	(321)	(424)	(1)
Net assets at December 31, 2009	1,981	1,715	350	141
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	7	10	2	1
Total realized gain (loss) on investments and capital gains distributions	(41)	(87)	(2)	(2)
Net unrealized appreciation (depreciation) of investments	39	94	3	4
Net increase (decrease) in net assets from operations	5	17	3	3
Changes from principal transactions:				
Total unit transactions	(139)	(312)	(3)	(5)
Net increase (decrease) in assets derived from principal transactions	(139)	(312)	(3)	(5)
Total increase (decrease) in net assets	(134)	(295)	-	(2)
Net assets at December 31, 2010	$ 1,847	$ 1,420	$ 350	$ 139

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I
Net assets at January 1, 2009	$ 70	$ 32	$ 23,396	247,468
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	-	(291)	5,478
Total realized gain (loss) on investments and capital gains distributions	-	-	333	(9,310)
Net unrealized appreciation (depreciation) of investments	(2)	(1)	13,177	55,291
Net increase (decrease) in net assets from operations	(1)	(1)	13,219	51,459
Changes from principal transactions:				
Total unit transactions	(1)	-	5,438	(15,486)
Net increase (decrease) in assets derived from principal transactions	(1)	-	5,438	(15,486)
Total increase (decrease) in net assets	(2)	(1)	18,657	35,973
Net assets at December 31, 2009	68	31	42,053	283,441
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	-	(410)	2,774
Total realized gain (loss) on investments and capital gains distributions	(2)	-	1,487	(2,863)
Net unrealized appreciation (depreciation) of investments	3	1	6,205	33,830
Net increase (decrease) in net assets from operations	2	1	7,282	33,741
Changes from principal transactions:				
Total unit transactions	(7)	(1)	1,095	(25,051)
Net increase (decrease) in assets derived from principal transactions	(7)	(1)	1,095	(25,051)
Total increase (decrease) in net assets	(5)	-	8,377	8,690
Net assets at December 31, 2010	$ 63	$ 31	$ 50,430	$ 292,131

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class S	ING Index Plus MidCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class S	ING Index Plus SmallCap Portfolio - Class I
Net assets at January 1, 2009	$ 325	$ 212,512	$ 260	$ 85,771
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	8	1,852	3	822
Total realized gain (loss) on investments and capital gains distributions	(16)	(3,916)	(30)	(4,696)
Net unrealized appreciation (depreciation) of investments	76	66,603	124	23,988
Net increase (decrease) in net assets from operations	68	64,539	97	20,114
Changes from principal transactions:				
Total unit transactions	(18)	(2,979)	115	(2,370)
Net increase (decrease) in assets derived from principal transactions	(18)	(2,979)	115	(2,370)
Total increase (decrease) in net assets	50	61,560	212	17,744
Net assets at December 31, 2009	375	274,072	472	103,515
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	490	3	(228)
Total realized gain (loss) on investments and capital gains distributions	(31)	(4,782)	(47)	(1,821)
Net unrealized appreciation (depreciation) of investments	70	57,843	137	23,970
Net increase (decrease) in net assets from operations	45	53,551	93	21,921
Changes from principal transactions:				
Total unit transactions	(72)	(19,970)	25	(2,526)
Net increase (decrease) in assets derived from principal transactions	(72)	(19,970)	25	(2,526)
Total increase (decrease) in net assets	(27)	33,581	118	19,395
Net assets at December 31, 2010	$ 348	$ 307,653	$ 590	$ 122,910

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Index Plus SmallCap Portfolio - Class S	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Opportunistic Large Cap Portfolio - Class I
Net assets at January 1, 2009	$ 58	$ 220	$ -	$ 44,326
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	(79)	-	830
Total realized gain (loss) on investments and capital gains distributions	(16)	170	-	(1,509)
Net unrealized appreciation (depreciation) of investments	41	1,566	2	9,421
Net increase (decrease) in net assets from operations	26	1,657	2	8,742
Changes from principal transactions:				
Total unit transactions	38	17,530	17	28,974
Net increase (decrease) in assets derived from principal transactions	38	17,530	17	28,974
Total increase (decrease) in net assets	64	19,187	19	37,716
Net assets at December 31, 2009	122	19,407	19	82,042
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	496	1	1,110
Total realized gain (loss) on investments and capital gains distributions	(2)	52	-	(14,199)
Net unrealized appreciation (depreciation) of investments	29	635	(1)	7,531
Net increase (decrease) in net assets from operations	28	1,183	-	(5,558)
Changes from principal transactions:				
Total unit transactions	4	(439)	(6)	(76,484)
Net increase (decrease) in assets derived from principal transactions	4	(439)	(6)	(76,484)
Total increase (decrease) in net assets	32	744	(6)	(82,042)
Net assets at December 31, 2010	$ 154	$ 20,151	$ 13	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Growth Index Portfolio - Class S	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class S
Net assets at January 1, 2009	$ -	$ -	$ 2,675	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(12)	(1)	(54)	-
Total realized gain (loss) on investments and capital gains distributions	75	1	(8)	-
Net unrealized appreciation (depreciation) of investments	375	51	1,742	-
Net increase (decrease) in net assets from operations	438	51	1,680	-
Changes from principal transactions:				
Total unit transactions	2,334	302	5,337	-
Net increase (decrease) in assets derived from principal transactions	2,334	302	5,337	-
Total increase (decrease) in net assets	2,772	353	7,017	-
Net assets at December 31, 2009	2,772	353	9,692	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(10)	-	252	-
Total realized gain (loss) on investments and capital gains distributions	199	7	536	-
Net unrealized appreciation (depreciation) of investments	163	48	385	1
Net increase (decrease) in net assets from operations	352	55	1,173	1
Changes from principal transactions:				
Total unit transactions	717	100	852	9
Net increase (decrease) in assets derived from principal transactions	717	100	852	9
Total increase (decrease) in net assets	1,069	155	2,025	10
Net assets at December 31, 2010	$ 3,841	$ 508	$ 11,717	$ 10

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I
Net assets at January 1, 2009	$ -	$ -	$ -	$ 1,329
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(8)	(11)	(22)
Total realized gain (loss) on investments and capital gains distributions	2	58	9	(26)
Net unrealized appreciation (depreciation) of investments	8	231	340	873
Net increase (decrease) in net assets from operations	10	281	338	825
Changes from principal transactions:				
Total unit transactions	69	1,671	2,711	1,408
Net increase (decrease) in assets derived from principal transactions	69	1,671	2,711	1,408
Total increase (decrease) in net assets	79	1,952	3,049	2,233
Net assets at December 31, 2009	79	1,952	3,049	3,562
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	11	(22)	(20)
Total realized gain (loss) on investments and capital gains distributions	13	310	120	216
Net unrealized appreciation (depreciation) of investments	-	(124)	721	889
Net increase (decrease) in net assets from operations	13	197	819	1,085
Changes from principal transactions:				
Total unit transactions	53	197	784	1,856
Net increase (decrease) in assets derived from principal transactions	53	197	784	1,856
Total increase (decrease) in net assets	66	394	1,603	2,941
Net assets at December 31, 2010	$ 145	$ 2,346	$ 4,652	$ 6,503

The accompanying notes are an integral part of these financial statements.

169

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING Small Company Portfolio - Class S	ING U.S. Bond Index Portfolio - Class I
Net assets at January 1, 2009	$ 635	$ 86,261	$ 100	$ 1,559
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(13)	(280)	1	43
Total realized gain (loss) on investments and capital gains distributions	(132)	(3,305)	(16)	68
Net unrealized appreciation (depreciation) of investments	507	26,031	40	26
Net increase (decrease) in net assets from operations	362	22,446	25	137
Changes from principal transactions:				
Total unit transactions	965	(1,035)	(7)	2,236
Net increase (decrease) in assets derived from principal transactions	965	(1,035)	(7)	2,236
Total increase (decrease) in net assets	1,327	21,411	18	2,373
Net assets at December 31, 2009	1,962	107,672	118	3,932
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(16)	(469)	-	78
Total realized gain (loss) on investments and capital gains distributions	122	(1,173)	-	137
Net unrealized appreciation (depreciation) of investments	673	26,207	29	(18)
Net increase (decrease) in net assets from operations	779	24,565	29	197
Changes from principal transactions:				
Total unit transactions	2,521	(2,577)	2	1,234
Net increase (decrease) in assets derived from principal transactions	2,521	(2,577)	2	1,234
Total increase (decrease) in net assets	3,300	21,988	31	1,431
Net assets at December 31, 2010	$ 5,262	$ 129,660	$ 149	$ 5,363

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING International Value Portfolio - Class I	ING International Value Portfolio - Class S	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S
Net assets at January 1, 2009	$ 84,985	$ 248	$ 8,648	$ 108
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	666	3	(77)	(1)
Total realized gain (loss) on investments and capital gains distributions	(7,454)	(79)	(170)	(8)
Net unrealized appreciation (depreciation) of investments	27,379	130	3,814	63
Net increase (decrease) in net assets from operations	20,591	54	3,567	54
Changes from principal transactions:				
Total unit transactions	(477)	(19)	720	114
Net increase (decrease) in assets derived from principal transactions	(477)	(19)	720	114
Total increase (decrease) in net assets	20,114	35	4,287	168
Net assets at December 31, 2009	105,099	283	12,935	276
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1,145	4	(25)	2
Total realized gain (loss) on investments and capital gains distributions	(21,063)	(34)	295	20
Net unrealized appreciation (depreciation) of investments	20,244	34	4,338	470
Net increase (decrease) in net assets from operations	326	4	4,608	492
Changes from principal transactions:				
Total unit transactions	(21,047)	(24)	6,068	1,746
Net increase (decrease) in assets derived from principal transactions	(21,047)	(24)	6,068	1,746
Total increase (decrease) in net assets	(20,721)	(20)	10,676	2,238
Net assets at December 31, 2010	$ 84,378	$ 263	$ 23,611	$ 2,514

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Invesco Mid Cap Core Equity Fund - Class A	Invesco Small Cap Growth Fund - Class A
Net assets at January 1, 2009	$ 8,367	$ 47	$ 232	$ 20
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(75)	-	(7)	-
Total realized gain (loss) on investments and capital gains distributions	(520)	(8)	(69)	-
Net unrealized appreciation (depreciation) of investments	3,309	23	343	8
Net increase (decrease) in net assets from operations	2,714	15	267	8
Changes from principal transactions:				
Total unit transactions	817	(2)	1,813	3
Net increase (decrease) in assets derived from principal transactions	817	(2)	1,813	3
Total increase (decrease) in net assets	3,531	13	2,080	11
Net assets at December 31, 2009	11,898	60	2,312	31
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(119)	(1)	(33)	-
Total realized gain (loss) on investments and capital gains distributions	(211)	(1)	232	(2)
Net unrealized appreciation (depreciation) of investments	4,549	44	301	10
Net increase (decrease) in net assets from operations	4,219	42	500	8
Changes from principal transactions:				
Total unit transactions	4,584	111	2,303	3
Net increase (decrease) in assets derived from principal transactions	4,584	111	2,303	3
Total increase (decrease) in net assets	8,803	153	2,803	11
Net assets at December 31, 2010	$ 20,701	$ 213	$ 5,115	$ 42

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Invesco Global Health Care Fund - Investor Class	Invesco U.S. Small Cap Value Fund - Class Y	Invesco Van Kampen Small Cap Value Fund - Class A	Invesco V.I. Capital Appreciation Fund - Series I Shares
Net assets at January 1, 2009	$ 122	$ 841	$ -	$ 17,871
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	-	-	(70)
Total realized gain (loss) on investments and capital gains distributions	(18)	(211)	-	(406)
Net unrealized appreciation (depreciation) of investments	51	564	5	3,925
Net increase (decrease) in net assets from operations	32	353	5	3,449
Changes from principal transactions:				
Total unit transactions	10	552	67	(677)
Net increase (decrease) in assets derived from principal transactions	10	552	67	(677)
Total increase (decrease) in net assets	42	905	72	2,772
Net assets at December 31, 2009	164	1,746	72	20,643
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	15	(1)	(55)
Total realized gain (loss) on investments and capital gains distributions	(3)	252	10	(232)
Net unrealized appreciation (depreciation) of investments	11	693	8	3,102
Net increase (decrease) in net assets from operations	6	960	17	2,815
Changes from principal transactions:				
Total unit transactions	13	3,129	31	(1,096)
Net increase (decrease) in assets derived from principal transactions	13	3,129	31	(1,096)
Total increase (decrease) in net assets	19	4,089	48	1,719
Net assets at December 31, 2010	$ 183	$ 5,835	$ 120	$ 22,362

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares
Net assets at January 1, 2009	$ 31,654	$ 236	$ 240	$ 98
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	289	14	(3)	3
Total realized gain (loss) on investments and capital gains distributions	483	(4)	(11)	4
Net unrealized appreciation (depreciation) of investments	7,409	44	116	3
Net increase (decrease) in net assets from operations	8,181	54	102	10
Changes from principal transactions:				
Total unit transactions	(1,232)	(29)	(15)	(46)
Net increase (decrease) in assets derived from principal transactions	(1,232)	(29)	(15)	(46)
Total increase (decrease) in net assets	6,949	25	87	(36)
Net assets at December 31, 2009	38,603	261	327	62
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(17)	4	(4)	1
Total realized gain (loss) on investments and capital gains distributions	1,228	1	(2)	3
Net unrealized appreciation (depreciation) of investments	1,794	13	78	-
Net increase (decrease) in net assets from operations	3,005	18	72	4
Changes from principal transactions:				
Total unit transactions	(3,200)	(37)	(36)	-
Net increase (decrease) in assets derived from principal transactions	(3,200)	(37)	(36)	-
Total increase (decrease) in net assets	(195)	(19)	36	4
Net assets at December 31, 2010	$ 38,408	$ 242	$ 363	$ 66

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Janus Aspen Series Janus Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lazard Emerging Markets Equity Portfolio - Open Shares	Lazard U.S. Mid Cap Equity Portfolio - Open Shares
Net assets at January 1, 2009	$ 75	$ 154	$ -	$ 388
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(1)	-	-	1
Total realized gain (loss) on investments and capital gains distributions	(4)	(25)	-	(90)
Net unrealized appreciation (depreciation) of investments	30	76	-	304
Net increase (decrease) in net assets from operations	25	51	-	215
Changes from principal transactions:				
Total unit transactions	(16)	(33)	-	559
Net increase (decrease) in assets derived from principal transactions	(16)	(33)	-	559
Total increase (decrease) in net assets	9	18	-	774
Net assets at December 31, 2009	84	172	-	1,162
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	(1)	-	3
Total realized gain (loss) on investments and capital gains distributions	(1)	(12)	-	16
Net unrealized appreciation (depreciation) of investments	11	35	-	348
Net increase (decrease) in net assets from operations	10	22	-	367
Changes from principal transactions:				
Total unit transactions	(12)	(30)	-	1,037
Net increase (decrease) in assets derived from principal transactions	(12)	(30)	-	1,037
Total increase (decrease) in net assets	(2)	(8)	-	1,404
Net assets at December 31, 2010	$ 82	$ 164	$ -	$ 2,566

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	LKCM Aquinas Growth Fund	Loomis Sayles Small Cap Value Fund - Retail Class	Lord Abbett Developing Growth Fund, Inc. - Class A	Lord Abbett Core Fixed Income Fund - Class A
Net assets at January 1, 2009	$ 206	$ 905	$ -	$ -
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	(11)	-	-
Total realized gain (loss) on investments and capital gains distributions	(16)	3	-	-
Net unrealized appreciation (depreciation) of investments	79	441	-	-
Net increase (decrease) in net assets from operations	61	433	-	-
Changes from principal transactions:				
Total unit transactions	2	1,180	-	-
Net increase (decrease) in assets derived from principal transactions	2	1,180	-	-
Total increase (decrease) in net assets	63	1,613	-	-
Net assets at December 31, 2009	269	2,518	-	-
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(3)	(14)	-	-
Total realized gain (loss) on investments and capital gains distributions	2	125	-	-
Net unrealized appreciation (depreciation) of investments	43	675	2	-
Net increase (decrease) in net assets from operations	42	786	2	-
Changes from principal transactions:				
Total unit transactions	5	1,342	17	4
Net increase (decrease) in assets derived from principal transactions	5	1,342	17	4
Total increase (decrease) in net assets	47	2,128	19	4
Net assets at December 31, 2010	$ 316	$ 4,646	$ 19	$ 4

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Lord Abbett Mid-Cap Value Fund, Inc. - Class A	Lord Abbett Small-Cap Value Fund - Class A	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	Massachusetts Investors Growth Stock Fund - Class A
Net assets at January 1, 2009	$ 739	$ 1,074	$ 75,150	$ 364
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2)	(11)	(351)	(2)
Total realized gain (loss) on investments and capital gains distributions	(93)	(83)	(7,807)	(27)
Net unrealized appreciation (depreciation) of investments	306	395	25,992	151
Net increase (decrease) in net assets from operations	211	301	17,834	122
Changes from principal transactions:				
Total unit transactions	104	(45)	(4,784)	(189)
Net increase (decrease) in assets derived from principal transactions	104	(45)	(4,784)	(189)
Total increase (decrease) in net assets	315	256	13,050	(67)
Net assets at December 31, 2009	1,054	1,330	88,200	297
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(7)	(14)	(503)	-
Total realized gain (loss) on investments and capital gains distributions	(53)	(12)	(6,284)	(2)
Net unrealized appreciation (depreciation) of investments	337	371	26,448	48
Net increase (decrease) in net assets from operations	277	345	19,661	46
Changes from principal transactions:				
Total unit transactions	120	76	(9,522)	28
Net increase (decrease) in assets derived from principal transactions	120	76	(9,522)	28
Total increase (decrease) in net assets	397	421	10,139	74
Net assets at December 31, 2010	$ 1,451	$ 1,751	$ 98,339	$ 371

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Neuberger Berman Socially Responsive Fund® - Trust Class	New Perspective Fund®, Inc. - Class R-3	New Perspective Fund®, Inc. - Class R-4	Oppenheimer Capital Appreciation Fund - Class A
Net assets at January 1, 2009	$ 2,187	$ 2,657	$ 39,040	$ 363
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(16)	27	316	(4)
Total realized gain (loss) on investments and capital gains distributions	(226)	(242)	(1,193)	(24)
Net unrealized appreciation (depreciation) of investments	1,046	1,206	16,050	196
Net increase (decrease) in net assets from operations	804	991	15,173	168
Changes from principal transactions:				
Total unit transactions	781	233	5,206	7
Net increase (decrease) in assets derived from principal transactions	781	233	5,206	7
Total increase (decrease) in net assets	1,585	1,224	20,379	175
Net assets at December 31, 2009	3,772	3,881	59,419	538
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(38)	17	199	(4)
Total realized gain (loss) on investments and capital gains distributions	(60)	(138)	(609)	(53)
Net unrealized appreciation (depreciation) of investments	1,143	567	8,124	88
Net increase (decrease) in net assets from operations	1,045	446	7,714	31
Changes from principal transactions:				
Total unit transactions	2,313	(77)	5,542	(113)
Net increase (decrease) in assets derived from principal transactions	2,313	(77)	5,542	(113)
Total increase (decrease) in net assets	3,358	369	13,256	(82)
Net assets at December 31, 2010	$ 7,130	$ 4,250	$ 72,675	$ 456

The accompanying notes are an integral part of these financial statements.

178

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Oppenheimer Developing Markets Fund - Class A	Oppenheimer Gold & Special Minerals Fund - Class A	Oppenheimer International Bond Fund - Class A	Oppenheimer Global Securities/VA
Net assets at January 1, 2009	$ 114,355	$ -	$ -	$ 247
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(707)	-	-	3
Total realized gain (loss) on investments and capital gains distributions	(6,072)	-	-	(37)
Net unrealized appreciation (depreciation) of investments	104,437	-	-	114
Net increase (decrease) in net assets from operations	97,658	-	-	80
Changes from principal transactions:				
Total unit transactions	29,944	-	-	(54)
Net increase (decrease) in assets derived from principal transactions	29,944	-	-	(54)
Total increase (decrease) in net assets	127,602	-	-	26
Net assets at December 31, 2009	241,957	-	-	273
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(2,120)	3	1	1
Total realized gain (loss) on investments and capital gains distributions	(4,373)	1	-	(10)
Net unrealized appreciation (depreciation) of investments	70,004	(1)	-	46
Net increase (decrease) in net assets from operations	63,511	3	1	37
Changes from principal transactions:				
Total unit transactions	20,247	35	51	(29)
Net increase (decrease) in assets derived from principal transactions	20,247	35	51	(29)
Total increase (decrease) in net assets	83,758	38	52	8
Net assets at December 31, 2010	$ 325,715	$ 38	$ 52	$ 281

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA		Oppenheimer Main Street Small Cap Fund®/VA		Oppenheimer Small- & Mid-Cap Growth Fund/VA		Oppenheimer Strategic Bond Fund/VA	
Net assets at January 1, 2009	$	63	$	4,655	$	13	$	105
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		-		(15)		-		-
Total realized gain (loss) on investments and capital gains distributions		(2)		(423)		(2)		(1)
Net unrealized appreciation (depreciation) of investments		18		2,466		6		18
Net increase (decrease) in net assets from operations		16		2,028		4		17
Changes from principal transactions:								
Total unit transactions		(7)		1,384		(2)		(18)
Net increase (decrease) in assets derived from principal transactions		(7)		1,384		(2)		(18)
Total increase (decrease) in net assets		9		3,412		2		(1)
Net assets at December 31, 2009		72		8,067		15		104
Increase (decrease) in net assets from operations								
Operations:								
Net investment income (loss)		-		(34)		-		8
Total realized gain (loss) on investments and capital gains distributions		(2)		(440)		(1)		-
Net unrealized appreciation (depreciation) of investments		12		2,334		5		6
Net increase (decrease) in net assets from operations		10		1,860		4		14
Changes from principal transactions:								
Total unit transactions		(8)		297		(4)		(6)
Net increase (decrease) in assets derived from principal transactions		(8)		297		(4)		(6)
Total increase (decrease) in net assets		2		2,157		-		8
Net assets at December 31, 2010	$	74	$	10,224	$	15	$	112

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Pax World Balanced Fund - Individual Investor Class	PIMCO Real Return Portfolio - Administrative Class	Pioneer High Yield Fund - Class A	Pioneer Emerging Markets VCT Portfolio - Class I
Net assets at January 1, 2009	$ 44,509	$ 67,423	$ 2,557	$ 11,735
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	353	1,868	230	49
Total realized gain (loss) on investments and capital gains distributions	(1,140)	3,877	(260)	(3,605)
Net unrealized appreciation (depreciation) of investments	9,847	7,547	1,719	13,762
Net increase (decrease) in net assets from operations	9,060	13,292	1,689	10,206
Changes from principal transactions:				
Total unit transactions	617	32,015	429	5,502
Net increase (decrease) in assets derived from principal transactions	617	32,015	429	5,502
Total increase (decrease) in net assets	9,677	45,307	2,118	15,708
Net assets at December 31, 2009	54,186	112,730	4,675	27,443
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	285	744	224	(109)
Total realized gain (loss) on investments and capital gains distributions	(1,725)	2,208	(182)	(4,253)
Net unrealized appreciation (depreciation) of investments	6,485	5,842	687	7,974
Net increase (decrease) in net assets from operations	5,045	8,794	729	3,612
Changes from principal transactions:				
Total unit transactions	(6,511)	36,711	(448)	(2,319)
Net increase (decrease) in assets derived from principal transactions	(6,511)	36,711	(448)	(2,319)
Total increase (decrease) in net assets	(1,466)	45,505	281	1,293
Net assets at December 31, 2010	$ 52,720	$ 158,235	$ 4,956	$ 28,736

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Pioneer Equity Income VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Premier VIT OpCap Mid Cap Portfolio - Class I
Net assets at January 1, 2009	$ -	$ 11,678	$ -	$ 2,476
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	1,066	-	(13)
Total realized gain (loss) on investments and capital gains distributions	-	(967)	-	(309)
Net unrealized appreciation (depreciation) of investments	-	6,964	-	1,963
Net increase (decrease) in net assets from operations	-	7,063	-	1,641
Changes from principal transactions:				
Total unit transactions	-	1,101	-	3,184
Net increase (decrease) in assets derived from principal transactions	-	1,101	-	3,184
Total increase (decrease) in net assets	-	8,164	-	4,825
Net assets at December 31, 2009	-	19,842	-	7,301
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	-	948	-	36
Total realized gain (loss) on investments and capital gains distributions	-	(334)	-	1,606
Net unrealized appreciation (depreciation) of investments	-	2,684	-	(853)
Net increase (decrease) in net assets from operations	-	3,298	-	789
Changes from principal transactions:				
Total unit transactions	-	(150)	-	(8,090)
Net increase (decrease) in assets derived from principal transactions	-	(150)	-	(8,090)
Total increase (decrease) in net assets	-	3,148	-	(7,301)
Net assets at December 31, 2010	$ -	$ 22,990	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Columbia Diversified Equity Income Fund - Class R-3	Columbia Diversified Equity Income Fund - Class R-4	SMALLCAP World Fund® - Class R-4	T. Rowe Price Mid-Cap Value Fund - R Class
Net assets at January 1, 2009	$ -	$ 1,464	$ 434	$ 699
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	28	8	1
Total realized gain (loss) on investments and capital gains distributions	1	(235)	(65)	(63)
Net unrealized appreciation (depreciation) of investments	17	793	603	372
Net increase (decrease) in net assets from operations	20	586	546	310
Changes from principal transactions:				
Total unit transactions	213	1,172	1,718	(10)
Net increase (decrease) in assets derived from principal transactions	213	1,172	1,718	(10)
Total increase (decrease) in net assets	233	1,758	2,264	300
Net assets at December 31, 2009	233	3,222	2,698	999
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	21	51	4
Total realized gain (loss) on investments and capital gains distributions	14	87	565	(70)
Net unrealized appreciation (depreciation) of investments	2	529	434	188
Net increase (decrease) in net assets from operations	17	637	1,050	122
Changes from principal transactions:				
Total unit transactions	(90)	1,470	3,248	(318)
Net increase (decrease) in assets derived from principal transactions	(90)	1,470	3,248	(318)
Total increase (decrease) in net assets	(73)	2,107	4,298	(196)
Net assets at December 31, 2010	$ 160	$ 5,329	$ 6,996	$ 803

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	T. Rowe Price Value Fund - Advisor Class	Templeton Foreign Fund - Class A	Templeton Global Bond Fund - Class A	Diversified Value Portfolio
Net assets at January 1, 2009	$ 44	$ 658	$ 110,722	$ 80
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	1	8	4,618	2
Total realized gain (loss) on investments and capital gains distributions	-	(231)	496	(14)
Net unrealized appreciation (depreciation) of investments	24	584	15,852	25
Net increase (decrease) in net assets from operations	25	361	20,966	13
Changes from principal transactions:				
Total unit transactions	40	127	23,922	(9)
Net increase (decrease) in assets derived from principal transactions	40	127	23,922	(9)
Total increase (decrease) in net assets	65	488	44,888	4
Net assets at December 31, 2009	109	1,146	155,610	84
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	2	10	8,320	1
Total realized gain (loss) on investments and capital gains distributions	(2)	(412)	1,697	(3)
Net unrealized appreciation (depreciation) of investments	21	469	9,811	8
Net increase (decrease) in net assets from operations	21	67	19,828	6
Changes from principal transactions:				
Total unit transactions	33	(110)	32,356	(4)
Net increase (decrease) in assets derived from principal transactions	33	(110)	32,356	(4)
Total increase (decrease) in net assets	54	(43)	52,184	2
Net assets at December 31, 2010	$ 163	$ 1,103	$ 207,794	$ 86

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Equity Income Portfolio	Small Company Growth Portfolio	Wanger International	Wanger Select
Net assets at January 1, 2009	$ 165	$ 64	$ 6,819	$ 35,288
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	6	-	291	(407)
Total realized gain (loss) on investments and capital gains distributions	(12)	(4)	(2,027)	(1,337)
Net unrealized appreciation (depreciation) of investments	37	30	5,528	26,450
Net increase (decrease) in net assets from operations	31	26	3,792	24,706
Changes from principal transactions:				
Total unit transactions	29	3	3,823	8,688
Net increase (decrease) in assets derived from principal transactions	29	3	3,823	8,688
Total increase (decrease) in net assets	60	29	7,615	33,394
Net assets at December 31, 2009	225	93	14,434	68,682
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	4	(1)	361	(228)
Total realized gain (loss) on investments and capital gains distributions	(5)	(6)	(557)	191
Net unrealized appreciation (depreciation) of investments	36	32	4,600	19,678
Net increase (decrease) in net assets from operations	35	25	4,404	19,641
Changes from principal transactions:				
Total unit transactions	43	(8)	7,060	14,547
Net increase (decrease) in assets derived from principal transactions	43	(8)	7,060	14,547
Total increase (decrease) in net assets	78	17	11,464	34,188
Net assets at December 31, 2010	$ 303	$ 110	$ 25,898	$ 102,870

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Wanger USA	Washington Mutual Investors Fund^{SM}, Inc. - Class R-3	Washington Mutual Investors Fund^{SM}, Inc. - Class R-4	Wells Fargo Advantage Small Cap Value Fund - Class A
Net assets at January 1, 2009	$ 14,699	$ 3,911	$ 60,944	$ 46
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(166)	85	1,468	(1)
Total realized gain (loss) on investments and capital gains distributions	(583)	(409)	(2,180)	(1)
Net unrealized appreciation (depreciation) of investments	7,498	999	12,168	28
Net increase (decrease) in net assets from operations	6,749	675	11,456	26
Changes from principal transactions:				
Total unit transactions	2,743	(413)	2,599	16
Net increase (decrease) in assets derived from principal transactions	2,743	(413)	2,599	16
Total increase (decrease) in net assets	9,492	262	14,055	42
Net assets at December 31, 2009	24,191	4,173	74,999	88
Increase (decrease) in net assets from operations				
Operations:				
Net investment income (loss)	(249)	58	1,052	-
Total realized gain (loss) on investments and capital gains distributions	(533)	(226)	(1,504)	(2)
Net unrealized appreciation (depreciation) of investments	6,881	658	9,427	20
Net increase (decrease) in net assets from operations	6,099	490	8,975	18
Changes from principal transactions:				
Total unit transactions	5,606	(148)	(1,501)	12
Net increase (decrease) in assets derived from principal transactions	5,606	(148)	(1,501)	12
Total increase (decrease) in net assets	11,705	342	7,474	30
Net assets at December 31, 2010	$ 35,896	$ 4,515	$ 82,473	$ 118

The accompanying notes are an integral part of these financial statements.

186

Statements of Changes in Net Assets
For the years ended December 31, 2010 and 2009
(Dollars in thousands)

	Wells Fargo Advantage Special Small Cap Values Fund - Class A
Net assets at January 1, 2009	$ 62,156
Increase (decrease) in net assets from operations	
Operations:	
Net investment income (loss)	(389)
Total realized gain (loss) on investments and capital gains distributions	(4,393)
Net unrealized appreciation (depreciation) of investments	23,251
Net increase (decrease) in net assets from operations	18,469
Changes from principal transactions:	
Total unit transactions	2,088
Net increase (decrease) in assets derived from principal transactions	2,088
Total increase (decrease) in net assets	20,557
Net assets at December 31, 2009	82,713
Increase (decrease) in net assets from operations	
Operations:	
Net investment income (loss)	(886)
Total realized gain (loss) on investments and capital gains distributions	(4,905)
Net unrealized appreciation (depreciation) of investments	22,926
Net increase (decrease) in net assets from operations	17,135
Changes from principal transactions:	
Total unit transactions	(683)
Net increase (decrease) in assets derived from principal transactions	(683)
Total increase (decrease) in net assets	16,452
Net assets at December 31, 2010	$ 99,165

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

1. Organization

Variable Annuity Account C of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings ("IPOs"), sales or a combination thereof. On November 10, 2010, ING announced that while the option of one global IPO remains open, ING and its U.S. insurance affiliates, including the Company, are going to prepare for a base case of two IPOs: one Europe-led IPO and one separate U.S. focused IPO.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed separate account, which is not part of the Account, as directed by the contractowners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2010, the Account had 270 investment divisions (the "Divisions"), 105 of which invest in independently managed mutual funds and 165 of which invest in mutual funds managed by affiliates, either ING Investments, LLC ("IIL") or Directed Services LLC ("DSL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2010 and related Trusts are as follows:

The Alger Funds II:
  Alger Green Fund - Class A*
AllianceBernstein Growth and Income Fund, Inc.:
  AllianceBernstein Growth and Income Fund, Inc. -
    Class A
AllianceBernstein Variable Products Series Fund, Inc.:
  AllianceBernstein Growth and Income Portfolio -
    Class A

Allianz Funds:
  Allianz NFJ Dividend Value Fund - Class A*
  Allianz NFJ Large-Cap Value Fund - Institutional
    Class
  Allianz NFJ Small-Cap Value Fund - Class A
Amana Mutual Funds Trust:
  Amana Growth Fund
  Amana Income Fund

American Balanced Fund®, Inc.:
    American Balanced Fund® - Class R-3
American Century Government Income Trust:
    American Century Inflation-Adjusted Bond Fund -
       Investor Class*
American Century Quantitative Equity Funds, Inc.:
    American Century Income & Growth Fund - A Class
Ariel Investment Trust:
    Ariel Appreciation Fund
    Ariel Fund
Artisan Funds, Inc.:
    Artisan International Fund - Investor Shares
Aston Funds:
    Aston/Optimum Mid Cap Fund - Class N**
BlackRock Equity Dividend Fund:
    BlackRock Equity Dividend Fund - Investor A
       Shares**
BlackRock Mid Cap Value Opportunities Series, Inc.:
    BlackRock Mid Cap Value Opportunities Fund -
       Investor A Shares*
The Bond Fund of America^{SM}, Inc.:
    The Bond Fund of America^{SM}, Inc. - Class R-4
Calvert Variable Series, Inc.:
    Calvert VP SRI Balanced Portfolio
Capital World Growth & Income Fund^{SM}, Inc.:
    Capital World Growth & Income Fund^{SM}, Inc. -
       Class R-3*
Columbia Acorn Trust:
    Columbia^{SM} Acorn Fund® - Class A**
    Columbia^{SM} Acorn Fund® - Class Z
Columbia Funds Series Trust:
    Columbia Mid Cap Value Fund - Class A
    Columbia Mid Cap Value Fund - Class Z
CRM Mutual Fund Trust:
    CRM Mid Cap Value Fund - Investor Shares*
Dodge & Cox Funds:
    Dodge & Cox International Stock Fund**
DWS Institutional Funds:
    DWS Equity 500 Index Fund - Class S
Eaton Vance Special Investment Trust:
    Eaton Vance Large-Cap Value Fund - Class R*
EuroPacific Growth Fund®:
    EuroPacific Growth Fund® - Class R-3
    EuroPacific Growth Fund® - Class R-4
Fidelity® Contrafund®:
    Fidelity® Advisor New Insights Fund - Institutional
       Class**
Fidelity® Variable Insurance Products:
    Fidelity® VIP Equity-Income Portfolio - Initial Class
    Fidelity® VIP Growth Portfolio - Initial Class
    Fidelity® VIP High Income Portfolio - Initial Class
    Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Initial Class
    Fidelity® VIP Index 500 Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
    Fidelity® VIP Mid Cap Portfolio - Initial Class

Fidelity® Variable Insurance Products V:
    Fidelity® VIP Asset Manager^{SM} Portfolio - Initial
       Class
Franklin Mutual Series Fund Inc.:
    Mutual Global Discovery Fund - Class R
Franklin Strategic Series:
    Franklin Small-Mid Cap Growth Fund - Class A
Franklin Templeton Variable Insurance Products Trust:
    Franklin Small Cap Value Securities Fund - Class 2
Fundamental Investors^{SM}, Inc.:
    Fundamental Investors^{SM}, Inc. - Class R-3
    Fundamental Investors^{SM}, Inc. - Class R-4
The Growth Fund of America®, Inc.:
    The Growth Fund of America® - Class R-3
    The Growth Fund of America® - Class R-4
Hartford Mutual Funds, Inc.:
    The Hartford Capital Appreciation Fund - Class R4**
    The Hartford Dividend And Growth Fund -
       Class R4**
The Income Fund of America®, Inc.:
    The Income Fund of America® - Class R-3
ING Balanced Portfolio, Inc.:
    ING Balanced Portfolio - Class I
ING Equity Trust:
    ING Real Estate Fund - Class A
ING Funds Trust:
    ING GNMA Income Fund - Class A
    ING Intermediate Bond Fund - Class A
ING Intermediate Bond Portfolio:
    ING Intermediate Bond Portfolio - Class I
    ING Intermediate Bond Portfolio - Class S
ING Investors Trust:
    ING Artio Foreign Portfolio - Service Class
    ING BlackRock Large Cap Growth Portfolio -
       Institutional Class
    ING BlackRock Large Cap Growth Portfolio -
       Service Class
    ING BlackRock Large Cap Growth Portfolio -
       Service 2 Class
    ING Clarion Global Real Estate Portfolio -
       Institutional Class
    ING Clarion Real Estate Portfolio - Institutional Class
    ING Clarion Real Estate Portfolio - Service Class
    ING FMR^{SM} Diversified Mid Cap Portfolio - Service
       Class
    ING Global Resources Portfolio - Institutional Class
    ING Global Resources Portfolio - Service Class
    ING Janus Contrarian Portfolio - Service Class
    ING JPMorgan Emerging Markets Equity Portfolio -
       Adviser Class
    ING JPMorgan Emerging Markets Equity Portfolio -
       Institutional Class
    ING JPMorgan Emerging Markets Equity Portfolio -
       Service Class
    ING JPMorgan Small Cap Core Equity Portfolio -
       Service Class
    ING Large Cap Growth Portfolio - Service Class

ING Investors Trust (continued):
  ING Lord Abbett Growth and Income Portfolio - Institutional Class
  ING Lord Abbett Growth and Income Portfolio - Service Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico International Opportunities Portfolio - Adviser Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Adviser Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Institutional Class
  ING PIMCO High Yield Portfolio - Service Class
  ING Pioneer Equity Income Portfolio - Institutional Class
  ING Pioneer Equity Income Portfolio - Service Class*
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING T. Rowe Price Capital Appreciation Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Adviser Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING Templeton Global Growth Portfolio - Institutional Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Wells Fargo HealthCare Portfolio - Service Class
ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
ING Mutual Funds:
  ING Global Real Estate Fund - Class A*
  ING International Capital Appreciation Fund - Class I*
  ING International SmallCap Multi-Manager Fund - Class A
ING Partners, Inc.:
  ING American Century Small-Mid Cap Value Portfolio - Adviser Class
  ING American Century Small-Mid Cap Value Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Adviser Class
  ING Baron Small Cap Growth Portfolio - Service Class

ING Partners, Inc. (continued):
  ING Columbia Small Cap Value Portfolio - Adviser Class*
  ING Columbia Small Cap Value Portfolio - Service Class
  ING Davis New York Venture Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Index Solution 2015 Portfolio - Service Class**
  ING Index Solution 2015 Portfolio - Service 2 Class**
  ING Index Solution 2025 Portfolio - Service Class**
  ING Index Solution 2025 Portfolio - Service 2 Class**
  ING Index Solution 2035 Portfolio - Service Class**
  ING Index Solution 2035 Portfolio - Service 2 Class**
  ING Index Solution 2045 Portfolio - Service Class**
  ING Index Solution 2045 Portfolio - Service 2 Class**
  ING Index Solution 2055 Portfolio - Service Class**
  ING Index Solution 2055 Portfolio - Service 2 Class**
  ING Index Solution Income Portfolio - Service 2 Class**
  ING JPMorgan Mid Cap Value Portfolio - Adviser Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class
  ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Adviser Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Global Strategic Income Portfolio - Adviser Class
  ING Oppenheimer Global Strategic Income Portfolio - Initial Class
  ING Oppenheimer Global Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Adviser Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Pioneer High Yield Portfolio - Service Class
  ING Solution 2015 Portfolio - Adviser Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2015 Portfolio - Service 2 Class**
  ING Solution 2025 Portfolio - Adviser Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service 2 Class**
  ING Solution 2035 Portfolio - Adviser Class

ING Partners, Inc. (continued):
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service 2 Class**
  ING Solution 2045 Portfolio - Adviser Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service 2 Class**
  ING Solution 2055 Portfolio - Service Class**
  ING Solution 2055 Portfolio - Service 2 Class**
  ING Solution Growth Portfolio - Service Class
  ING Solution Income Portfolio - Adviser Class
  ING Solution Income Portfolio - Service Class
  ING Solution Income Portfolio - Service 2 Class**
  ING Solution Moderate Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Adviser Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Adviser
    Class
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING T. Rowe Price Growth Equity Portfolio - Service
    Class
  ING Templeton Foreign Equity Portfolio - Adviser
    Class
  ING Templeton Foreign Equity Portfolio - Initial
    Class
  ING Templeton Foreign Equity Portfolio - Service
    Class
  ING Thornburg Value Portfolio - Adviser Class
  ING Thornburg Value Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Adviser
    Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial
    Class
  ING UBS U.S. Large Cap Equity Portfolio - Service
    Class
  ING Van Kampen Comstock Portfolio - Adviser Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio -
    Adviser Class
  ING Van Kampen Equity and Income Portfolio -
    Initial Class
  ING Van Kampen Equity and Income Portfolio -
    Service Class
ING Series Fund, Inc.:
  ING Core Equity Research Fund - Class A*
ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative Portfolio -
    Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
  ING Growth and Income Portfolio - Class S

ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 5
  ING GET U.S. Core Portfolio - Series 6
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
  ING GET U.S. Core Portfolio - Series 11
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology
    Opportunities Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class S
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class S
  ING Index Plus SmallCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class S
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S*
  ING Russell™ Large Cap Growth Index Portfolio -
    Class I*
  ING Russell™ Large Cap Growth Index Portfolio -
    Class S*
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class S**
  ING Russell™ Large Cap Value Index Portfolio -
    Class I*
  ING Russell™ Large Cap Value Index Portfolio -
    Class S*
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S*
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING Small Company Portfolio - Class S
  ING U.S. Bond Index Portfolio - Class I
ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING International Value Portfolio - Class S
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Invesco Growth Series:
  Invesco Mid Cap Core Equity Fund - Class A
  Invesco Small Cap Growth Fund - Class A
Invesco Investment Funds:
  Invesco Global Health Care Fund - Investor Class
Invesco Sector Funds:
  Invesco U.S. Small Cap Value Fund - Class Y
  Invesco Van Kampen Small Cap Value Fund -
    Class A*
Invesco Variable Insurance Funds:
  Invesco V.I. Capital Appreciation Fund - Series I
    Shares
  Invesco V.I. Core Equity Fund - Series I Shares

Janus Aspen Series:
    Janus Aspen Series Balanced Portfolio - Institutional
      Shares
    Janus Aspen Series Enterprise Portfolio - Institutional
      Shares
    Janus Aspen Series Flexible Bond Portfolio -
      Institutional Shares
    Janus Aspen Series Janus Portfolio - Institutional
      Shares
    Janus Aspen Series Worldwide Portfolio - Institutional
      Shares
The Lazard Funds, Inc.:
    Lazard Emerging Markets Equity Portfolio - Open
      Shares*
    Lazard U.S. Mid Cap Equity Portfolio - Open Shares
LKCM Funds:
    LKCM Aquinas Growth Fund
Loomis Sayles Funds I:
    Loomis Sayles Small Cap Value Fund - Retail Class
Lord Abbett Developing Growth Fund, Inc.:
    Lord Abbett Developing Growth Fund, Inc. -
      Class A**
Lord Abbett Investment Trust:
    Lord Abbett Core Fixed Income Fund - Class A**
Lord Abbett Mid Cap Value Fund, Inc.:
    Lord Abbett Mid-Cap Value Fund, Inc. - Class A
Lord Abbett Research Fund, Inc.:
    Lord Abbett Small-Cap Value Fund - Class A
Lord Abbett Series Fund, Inc.:
    Lord Abbett Series Fund - Mid-Cap Value Portfolio -
      Class VC
Massachusetts Investors Growth Stock Fund:
    Massachusetts Investors Growth Stock Fund - Class A
Neuberger Berman Equity Funds®:
    Neuberger Berman Socially Responsive Fund® -
      Trust Class
New Perspective Fund®, Inc.:
    New Perspective Fund®, Inc. - Class R-3
    New Perspective Fund®, Inc. - Class R-4
Oppenheimer Capital Appreciation Fund:
    Oppenheimer Capital Appreciation Fund - Class A
Oppenheimer Developing Markets Fund:
    Oppenheimer Developing Markets Fund - Class A
Oppenheimer Gold & Special Minerals Fund:
    Oppenheimer Gold & Special Minerals Fund -
      Class A**
Oppenheimer International Bond Fund:
    Oppenheimer International Bond Fund - Class A**
Oppenheimer Variable Account Funds:
    Oppenheimer Global Securities/VA
    Oppenheimer Main Street Fund®/VA
    Oppenheimer Main Street Small Cap Fund®/VA
    Oppenheimer Small- & Mid-Cap Growth Fund/VA
    Oppenheimer Strategic Bond Fund/VA

Pax World Funds Series Trust I:
    Pax World Balanced Fund - Individual Investor
      Class
PIMCO Variable Insurance Trust:
    PIMCO Real Return Portfolio - Administrative
      Class
Pioneer High Yield Fund:
    Pioneer High Yield Fund - Class A
Pioneer Variable Contracts Trust:
    Pioneer Emerging Markets VCT Portfolio - Class I
    Pioneer High Yield VCT Portfolio - Class I
RiverSource® Investment Series, Inc.:
    Columbia Diversified Equity Income Fund -
      Class R-3*
    Columbia Diversified Equity Income Fund -
      Class R-4
SmallCap World Fund, Inc.:
    SMALLCAP World Fund® - Class R-4
T. Rowe Price Mid-Cap Value Fund, Inc.:
    T. Rowe Price Mid-Cap Value Fund - R Class
T. Rowe Price Value Fund, Inc.:
    T. Rowe Price Value Fund - Advisor Class
Templeton Funds, Inc.:
    Templeton Foreign Fund - Class A
Templeton Income Trust:
    Templeton Global Bond Fund - Class A
Vanguard® Variable Insurance Fund:
    Diversified Value Portfolio
    Equity Income Portfolio
    Small Company Growth Portfolio
Wanger Advisors Trust:
    Wanger International
    Wanger Select
    Wanger USA
Washington Mutual Investors Fund℠, Inc.:
    Washington Mutual Investors Fund℠, Inc. -
      Class R-3
    Washington Mutual Investors Fund℠, Inc. -
      Class R-4
Wells Fargo Funds Trust:
    Wells Fargo Advantage Small Cap Value Fund -
      Class A
    Wells Fargo Advantage Special Small Cap Values
      Fund - Class A

*   Division added to the list in 2009
**   Division added to the list in 2010

The names of certain Divisions were changed during 2010. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
Calvert Variable Series, Inc.:	Calvert Variable Series, Inc.:
Calvert VP SRI Balanced Portfolio	Calvert Social Balanced Portfolio
ING Investors Trust:	ING Investors Trust:
ING Large Cap Growth Portfolio - Service Class	ING Evergreen Omega Portfolio - Service Class
ING Lord Abbett Growth and Income Portfolio - Institutional Class	ING Lord Abbett Affiliated Portfolio - Institutional Class
ING Lord Abbett Growth and Income Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Service Class
ING U.S. Stock Index Portfolio - Institutional Class	ING Stock Index Portfolio - Institutional Class
ING Wells Fargo HealthCare Portfolio - Service Class	ING Evergreen Health Sciences Portfolio - Service Class
ING Partners, Inc.:	ING Partners, Inc.:
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class	ING Legg Mason Partners Aggressive Growth Portfolio - Adviser Class
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	ING Legg Mason Partners Aggressive Growth Portfolio - Service Class
ING Oppenheimer Global Strategic Income Portfolio - Adviser Class	ING Oppenheimer Strategic Income Portfolio - Adviser Class
ING Oppenheimer Global Strategic Income Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Initial Class
ING Oppenheimer Global Strategic Income Portfolio - Service Class	ING Oppenheimer Strategic Income Portfolio - Service Class
ING Solution Moderate Portfolio - Service Class	ING Solution Growth and Income Portfolio - Service Class
ING Series Fund, Inc.:	ING Series Fund, Inc.:
ING Core Equity Research Fund - Class A	ING Growth and Income Fund - Class A
Invesco Growth Series:	AIM Growth Series:
Invesco Mid Cap Core Equity Fund - Class A	AIM Mid Cap Core Equity Fund - Class A
Invesco Small Cap Growth Fund - Class A	AIM Small Cap Growth Fund - Class A
Invesco Investment Funds:	AIM Investment Funds:
Invesco Global Health Care Fund - Investor Class	AIM Global Health Care Fund - Investor Class
Invesco Sector Funds:	Morgan Stanley Institutional Fund Trust:
Invesco U.S. Small Cap Value Fund - Class Y	Morgan Stanley U.S. Small Cap Value Portfolio - Class I
Invesco Sector Funds:	Van Kampen Equity Trust:
Invesco Van Kampen Small Cap Value Fund - Class A	Van Kampen Small Cap Value Fund - Class A
Invesco Variable Insurance Funds:	AIM Variable Insurance Funds:
Invesco V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Capital Appreciation Fund - Series I Shares
Invesco V.I. Core Equity Fund - Series I Shares	AIM V.I. Core Equity Fund - Series I Shares
Oppenheimer Variable Account Funds:	Oppenheimer Variable Account Funds:
Oppenheimer Small- & Mid-Cap Growth Fund/VA	Oppenheimer MidCap Fund/VA
Pax World Funds Series Trust I:	Pax World Funds Series Trust I:
Pax World Balanced Fund - Individual Investor Class	Pax World Balanced Fund

Current Name	Former Name
RiverSource® Investment Series, Inc.:	RiverSource® Investment Series, Inc.:
Columbia Diversified Equity Income Fund - Class R-3	RiverSource® Diversified Equity Income Fund - Class R-3
Columbia Diversified Equity Income Fund - Class R-4	RiverSource® Diversified Equity Income Fund - Class R-4
Wells Fargo Funds Trust:	Evergreen Equity Trust:
Wells Fargo Advantage Special Small Cap Value Fund - Class A	Evergreen Special Values Fund - Class A

During 2010, the following Divisions were closed to contractowners:

ING Investors Trust:
    ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
    ING Baron Asset Portfolio - Service Class
    ING Index Solution 2015 Portfolio - Adviser Class
    ING Index Solution 2025 Portfolio - Adviser Class
    ING Index Solution 2035 Portfolio - Adviser Class
    ING Index Solution 2045 Portfolio - Adviser Class
    ING Index Solution Income Portfolio - Adviser Class
ING Variable Portfolios, Inc.:
    ING Opportunistic Large Cap Portfolio - Class I
Premier VIT:
    Premier VIT OpCap Mid Cap Portfolio - Class I

The following Divisions were available to contractowners during 2010, but had no net assets as of December 31, 2010:

Pioneer Variable Contracts Trust:
    Pioneer Equity Income VCT Portfolio - Class I
    Pioneer Mid Cap Value VCT Portfolio - Class I

The following Divisions were offered during 2010, but had no activity as of December 31, 2010:

The Alger Funds:
    Alger Capital Appreciation Fund - Class A
    Alger Small Cap Growth Fund - Class A
Allianz Funds:
    Allianz NFJ Small-Cap Value Fund - Institutional Class
American Balanced Fund®, Inc.:
    American Funds American Balanced Fund® - Class R-4
American Century Mutual Funds:
    American Century Ultra Fund - A Class
American Funds American Mutual Fund®:
    American Funds American Mutual Fund® - Class R-4
Artisan Funds, Inc.:
    Artisan International Value Fund - Investor Shares
BlackRock Large Cap Series Funds, Inc.:
    BlackRock Large Cap Value Fund - Investor A Shares

Calvert World Values Fund, Inc.:
    Calvert Capital Accumulation Fund - Class A
Capital World Growth & Income Fund^{SM}, Inc.:
    American Funds Capital World Growth and Income Fund^{SM} - Class R-4
    American Funds Capital World Growth and Income Fund^{SM} - Class R-5
Columbia Acorn Trust:
    Columbia^{SM} Acorn USA® - Class A Shares
Davis New York Venture Fund, Inc.:
    Davis New York Venture Fund - Class R
DFA Investment Dimensions Group, Inc.:
    DFA International Small Company Portfolio - Institutional Class
Dodge & Cox Funds:
    Dodge & Cox Stock Fund

Fidelity® Advisor Series I:
    Fidelity® Advisor Balanced Fund - Class T
    Fidelity® Advisor Equity Growth Fund - Class T
    Fidelity® Advisor Equity Income Fund - Class T
    Fidelity® Advisor Growth Opportunities Fund -
      Class T
    Fidelity® Advisor Leveraged Company Stock Fund -
      Institutional Class
Fidelity® Variable Insurance Products:
    Fidelity® VIP Equity-Income Portfolio - Service
      Class 2
    Fidelity® VIP Growth Portfolio - Service Class 2
Fidelity® Variable Insurance Products II:
    Fidelity® VIP Contrafund® Portfolio - Service
      Class 2
Fidelity® Variable Insurance Products III:
    Fidelity® VIP Mid Cap Portfolio - Initial Class
Franklin Value Investors Trust:
    Franklin Balance Sheet Investment Fund - Class A
Goldman Sachs Trust:
    Goldman Sachs Capital Growth Fund - Class A Shares
    Goldman Sachs Concentrated International Equity
      Fund - Class A Shares
The Growth Fund of America®, Inc.:
    American Funds The Growth Fund of America® -
      Class A
    American Funds The Growth Fund of America® -
      Class R-5
ING Equity Trust:
    ING SmallCap Opportunities Fund - Class A
    ING Growth Opportunities Fund - Class A
    ING Value Choice Fund - Class A
ING Funds Trust:
    ING Intermediate Bond Fund - Class I
ING Investors Trust:
    ING Artio Foreign Portfolio - Institutional Class
    ING FMR^{SM} Diversified Mid Cap Portfolio - Adviser
      Class
    ING Marsico Growth Portfolio - Adviser Class
    ING Large Cap Growth Portfolio - Adviser Class
    ING Large Cap Growth Portfolio - Institutional Class
    ING Pioneer Mid Cap Value Portfolio - Adviser Class
ING Mayflower Trust:
    ING International Value Fund - Class A
ING Mutual Funds:
    ING Global Real Estate Fund - Class I
    ING Global Value Choice Fund - Class A
ING Partners, Inc.:
    ING Davis New York Venture Portfolio - Adviser
      Class
    ING Index Solution 2015 Portfolio - Initial Class
    ING Index Solution 2025 Portfolio - Initial Class
    ING Index Solution 2035 Portfolio - Initial Class
    ING Index Solution 2045 Portfolio - Initial Class
    ING Index Solution 2055 Portfolio - Adviser Class
    ING Index Solution 2055 Portfolio - Initial Class
    ING Index Solution Income Portfolio - Initial Class

ING Partners, Inc. (continued):
    ING Index Solution Income Portfolio - Service Class
    ING Solution 2055 Portfolio - Adviser Class
    ING Solution 2055 Portfolio - Initial Class
    ING Thornburg Value Portfolio - Service Class
    ING American Century Small-Mid Cap Value
      Portfolio - Initial Class
    ING PIMCO Total Return Portfolio - Initial Class
ING Series Fund, Inc.:
    ING Index Plus LargeCap Fund - Class A
    ING Index Plus MidCap Fund - Class A
    ING Index Plus MidCap Fund - Class R
    ING Index Plus SmallCap Fund - Class A
    ING Money Market Fund - Class A
    ING Small Company Fund - Class A
    ING Capital Allocation Fund - Class A
ING Variable Portfolios, Inc.:
    ING BlackRock Science and Technology
      Opportunities Portfolio - Class S
Invesco Equity Funds:
    Invesco Charter Fund - Class A
    Invesco Constellation Fund - Class A
Invesco Investment Funds:
    Invesco Endeavor Fund - Class A
Invesco Investment Securities Funds:
    Invesco Dynamics Fund - Investor Class
    Invesco Income Fund - Class A
Invesco Sector Funds:
    Invesco U.S. Small Cap Value Fund - Class A
Janus Aspen Series:
    Janus Aspen Series Overseas Portfolio - Institutional
      Shares
Janus Investment Fund:
    Janus Contrarian Fund - Class T Shares
Keeley Small Cap Value Fund, Inc.:
    Keeley Small Cap Value Fund - Class A
The Lazard Funds, Inc.:
    Lazard International Equity Portfolio - Open Shares
    Lazard U.S. Small-Mid Cap Equity Portfolio - Open
      Shares
Legg Mason Special Investment Trust, Inc.:
    Legg Mason Capital Management Special Investment
      Trust, Inc. - Class C
Loomis Sayles Funds II:
    Loomis Sayles Investment Grade Bond Fund -
      Class Y
Lord Abbett Securities Trust:
    Lord Abbett Fundamental Equity Fund - Class A
MainStay Funds:
    Mainstay Large Cap Growth Fund - Class R3
MFS® Series Trust II:
    MFS® Growth Fund - Class A
MFS® Series Trust V:
    MFS® Research Fund - Class A
    MFS® Total Return Fund - Class A
    MFS® Total Return Fund - Class I

MFS® Series Trust VI:
  MFS® Global Equity Fund - Class A
Morgan Stanley Institutional Fund Trust:
  Morgan Stanley Institutional Fund Trust Mid Cap
    Growth Portfolio - Class P Shares
Neuberger Berman Equity Funds®:
  Neuberger Berman Genesis Fund® - Trust Class
  Neuberger Berman Genesis Fund - Advisor Class
Oppenheimer Capital Income Fund:
  Oppenheimer Capital Income Fund - Class A
Oppenheimer Champion Income Fund:
  Oppenheimer Champion Income Fund - Class A
Oppenheimer Global Fund:
  Oppenheimer Global Fund - Class A
Oppenheimer Integrity Funds:
  Oppenheimer Core Bond Fund - Class A
Oppenheimer International Bond Fund:
  Oppenheimer International Bond Fund - Class Y
Oppenheimer International Small Company Fund:
  Oppenheimer International Small Company Fund -
    Class A
  Oppenheimer International Small Company Fund -
    Class Y
Parnassus Income Funds:
  Parnassus Investments Equity Income Fund - Investor
    Shares
Pioneer Equity Income Fund:
  Pioneer Equity Income Fund - Class A
Pioneer Strategic Income Fund:
  Pioneer Strategic Income Fund - Class A
Pioneer Variable Contracts Trust:
  Pioneer Equity-Income VCT Portfolio - Class II
Prudential Investment Portfolios, Inc.:
  Prudential Jennison Equity Opportunity Fund -
    Class A
  Prudential Jennison Growth Fund - Class A

RiverSource® High Yield Income Series, Inc.:
  Columbia High Yield Bond Fund - Class R3
RiverSource® Investment Series, Inc.:
  Columbia Diversified Equity Income Fund - Class R5
  Columbia Mid Cap Value Opportunity Fund -
    Class R5
The Royce Fund:
  Royce Total Return Fund - Class K
T. Rowe Price Science and Technology Fund, Inc.:
  T. Rowe Price Science and Technology Fund -
    Advisor Class
Thornburg Investment Trust:
  Thornburg Core Growth Fund - Class R5
  Thornburg International Value Fund - Class R4
Vanguard® Bond Index Funds:
  Vanguard® Total Bond Market Index Fund - Signal®
    Shares
Vanguard® Index Funds:
  Vanguard® 500 Index Fund - Investor Shares
  Vanguard® 500 Index Fund - Signal® Shares
  Vanguard® Extended Market Index Fund - Signal®
    Shares
  Vanguard® Mid-Cap Index Fund - Signal® Shares
  Vanguard® Small-Cap Index Fund - Signal® Shares
  Vanguard® Total Stock Market Index Fund - Signal®
    Shares
Vanguard® Institutional Index Fund:
  Vanguard® Institutional Index Fund - Institutional
    Shares
The Victory Portfolios:
  Victory Small Company Opportunity Fund - Class R
Wells Fargo Funds Trust:
  Wells Fargo Advantage Special Mid Cap Value
    Fund - Admin Cl
  Wells Fargo Advantage Special Small Cap Value
    Fund - Class F

2.   Significant Accounting Policies

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ILIAC.

Contractowner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Payable to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2010 and for the years ended December 31, 2010 and 2009, were issued.

3.   **Recently Adopted Accounting Standards**

Improving Disclosures about Fair Value Measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosure (Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each Class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Account on January 1, 2010, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Account determined, however, that there was no effect on the Account's disclosures, as the guidance is consistent with that previously applied by the Account under FASB Accounting Standards Codification™ ("ASC") Topic 820, "Fair Value Measurements and Disclosures" ("ASC Topic 820"). As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Account's net assets and results of operations.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Account on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements," which clarifies that an SEC filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an

SEC filer to disclose that date, effective upon issuance. The Account determined that there was no effect on the Account's net assets and results of operations upon adoption, as the guidance is consistent with that previously applied by the Account under US auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Significant Accounting Policies footnote.

Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly

In April 2009, the FASB issued new guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly, included in ASC Topic 820, "Fair Value Measurements and Disclosures," which confirms that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. In addition, this guidance, as included in ASC Topic 820:

- Clarifies factors for determining whether there has been a significant decrease in market activity for an asset or liability;
- Requires an entity to determine whether a transaction is not orderly based on the weight of the evidence; and
- Requires an entity to disclose in interim and annual periods the input and valuation technique used to measure fair value and any change in valuation technique.

These provisions, as included in ASC Topic 820, were adopted by the Account on April 1, 2009. The Account determined, however, that there was no effect on the Account's net assets and results of operations upon adoption, as its guidance is consistent with that previously applied by the Account under US GAAP.

4.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds and funds of funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual fund investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2010 and 2009, respectively, based on the priority of the inputs to the valuation technique below. The Account had no financial liabilities as of December 31, 2010.

The ASC Topic 820 fair value hierarchy gives the highest priority to quoted prices in

active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;
  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)   Inputs other than quoted market prices that are observable; and
  d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.   These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

5.   Charges and Fees

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.50% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is generally deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

Other Contract Charges

For certain Contracts, an additional annual charge of 0.25% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds.

For certain Contracts, an additional annual charge of 1.00% is deducted daily from the accumulation value of Contracts for contractowners who select the Five-Year Guaranteed Minimum Income feature.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.

6.   Related Party Transactions

During the year ended December 31, 2010, management and service fees were paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Equity Trust, ING Funds Trust, ING Mutual Funds, ING Variable Products Trust, ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Balanced Portfolio, Inc., ING Series Fund, Inc., ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, and ING Variable Portfolios, Inc. The annual fee rate ranged from 0.08% to 0.98% of the average net assets of each respective Fund.

In addition, management fees were paid to DSL in its capacity as investment adviser to ING Partners, Inc. and ING Investors Trust. The Trusts' advisory agreement provided for a fee at an annual rate up to 1.25% of the average net assets of each respective Fund.

7. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year ended December 31			
	2010		2009	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
The Alger Funds II:				
Alger Green Fund - Class A	$ 1,077	$ 655	$ 1,099	$ 120
AllianceBernstein Growth and Income Fund, Inc.:				
AllianceBernstein Growth and Income Fund, Inc. - Class A	45	71	47	28
AllianceBernstein Variable Products Series Fund, Inc.:				
AllianceBernstein Growth and Income Portfolio - Class A	52	82	139	139
Allianz Funds:				
Allianz NFJ Dividend Value Fund - Class A	132	34	124	3
Allianz NFJ Large-Cap Value Fund - Institutional Class	1,141	602	778	344
Allianz NFJ Small-Cap Value Fund - Class A	133	380	169	41
Amana Mutual Funds Trust:				
Amana Growth Fund	10,748	405	5,191	111
Amana Income Fund	17,199	863	9,758	249
American Balanced Fund®, Inc.:				
American Balanced Fund® - Class R-3	880	1,102	1,252	383
American Century Government Income Trust:				
American Century Inflation-Adjusted Bond Fund - Investor Class	12,112	3,469	9,501	523
American Century Quantitative Equity Funds, Inc.:				
American Century Income & Growth Fund - A Class	590	700	693	362
Ariel Investment Trust:				
Ariel Appreciation Fund	173	95	143	198
Ariel Fund	1,665	853	313	148
Artisan Funds, Inc.:				
Artisan International Fund - Investor Shares	1,482	921	1,554	367
Aston Funds:				
Aston/Optimum Mid Cap Fund - Class N	2,834	186	-	-
BlackRock Equity Dividend Fund:				
BlackRock Equity Dividend Fund - Investor A Shares	165	-	-	-
BlackRock Mid Cap Value Opportunities Series, Inc.:				
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	4,883	1,195	277	33
The Bond Fund of America℠, Inc.:				
The Bond Fund of America℠, Inc. - Class R-4	4,391	2,376	4,973	1,293
Calvert Variable Series, Inc.:				
Calvert VP SRI Balanced Portfolio	2,530	4,029	2,761	4,030
Capital World Growth & Income Fund℠, Inc.:				
Capital World Growth & Income Fund℠, Inc. - Class R-3	336	16	14	-
Columbia Acorn Trust:				
Columbia℠ Acorn Fund® - Class A	8	-	-	-
Columbia℠ Acorn Fund® - Class Z	4,760	1,045	1,394	316
Columbia Funds Series Trust:				
Columbia Mid Cap Value Fund - Class A	988	729	938	199
Columbia Mid Cap Value Fund - Class Z	1,928	907	890	414
CRM Mutual Fund Trust:				
CRM Mid Cap Value Fund - Investor Shares	227	105	66	-

	Year ended December 31			
	2010		**2009**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
Dodge & Cox Funds:				
Dodge & Cox International Stock Fund	$ 4	$ -	$ -	$ -
DWS Institutional Funds:				
DWS Equity 500 Index Fund - Class S	75	9	57	25
Eaton Vance Special Investment Trust:				
Eaton Vance Large-Cap Value Fund - Class R	50	30	13	-
EuroPacific Growth Fund®:				
EuroPacific Growth Fund® - Class R-3	1,803	1,385	2,475	1,051
EuroPacific Growth Fund® - Class R-4	27,961	15,026	36,287	6,354
Fidelity® Contrafund®:				
Fidelity® Advisor New Insights Fund - Institutional Class	34	-	-	-
Fidelity® Variable Insurance Products:				
Fidelity® VIP Equity-Income Portfolio - Initial Class	12,832	28,856	14,983	19,963
Fidelity® VIP Growth Portfolio - Initial Class	7,280	15,084	4,888	14,995
Fidelity® VIP High Income Portfolio - Initial Class	3,380	2,953	3,807	1,703
Fidelity® VIP Overseas Portfolio - Initial Class	2,743	5,611	3,314	4,004
Fidelity® Variable Insurance Products II:				
Fidelity® VIP Contrafund® Portfolio - Initial Class	41,318	97,150	53,592	47,901
Fidelity® VIP Index 500 Portfolio - Initial Class	8,482	7,657	9,154	5,369
Fidelity® Variable Insurance Products III:				
Fidelity® VIP Mid Cap Portfolio - Initial Class	3,509	1,148	3,336	879
Fidelity® Variable Insurance Products V:				
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	1,389	1,777	1,970	1,408
Franklin Mutual Series Fund Inc.:				
Mutual Global Discovery Fund - Class R	587	374	1,065	314
Franklin Strategic Series:				
Franklin Small-Mid Cap Growth Fund - Class A	91	121	132	126
Franklin Templeton Variable Insurance Products Trust:				
Franklin Small Cap Value Securities Fund - Class 2	20,129	10,984	14,896	6,520
Fundamental Investors℠, Inc.:				
Fundamental Investors℠, Inc. - Class R-3	357	148	462	22
Fundamental Investors℠, Inc. - Class R-4	8,555	1,812	9,754	529
The Growth Fund of America®, Inc.:				
The Growth Fund of America® - Class R-3	2,615	2,081	3,278	1,307
The Growth Fund of America® - Class R-4	26,374	21,746	36,478	6,825
Hartford Mutual Funds, Inc.:				
The Hartford Capital Appreciation Fund - Class R4	258	84	-	-
The Hartford Dividend And Growth Fund - Class R4	74	33	-	-
The Income Fund of America®, Inc.:				
The Income Fund of America® - Class R-3	478	436	477	520
ING Balanced Portfolio, Inc.:				
ING Balanced Portfolio - Class I	12,862	42,425	29,437	45,467
ING Equity Trust:				
ING Real Estate Fund - Class A	310	331	392	468
ING Funds Trust:				
ING GNMA Income Fund - Class A	2,022	2,180	2,513	542
ING Intermediate Bond Fund - Class A	880	782	957	836

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Intermediate Bond Portfolio:				
ING Intermediate Bond Portfolio - Class I	$ 46,058	$ 59,238	$ 46,741	$ 32,627
ING Intermediate Bond Portfolio - Class S	207	58	167	48
ING Investors Trust:				
ING Artio Foreign Portfolio - Service Class	1,451	7,415	4,504	6,638
ING BlackRock Large Cap Growth Portfolio - Institutional Class	3,507	7,645	3,531	6,118
ING BlackRock Large Cap Growth Portfolio - Service Class	261	242	84	41
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	67	47	109	52
ING Clarion Global Real Estate Portfolio - Institutional Class	11,324	5,712	7,385	4,547
ING Clarion Real Estate Portfolio - Institutional Class	1,933	1,599	1,904	1,444
ING Clarion Real Estate Portfolio - Service Class	13,022	5,105	6,238	2,811
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	11,909	1,974	10,690	913
ING Global Resources Portfolio - Institutional Class	-	-	-	5
ING Global Resources Portfolio - Service Class	16,350	12,441	16,997	11,089
ING Janus Contrarian Portfolio - Service Class	8,194	1,752	4,511	2,053
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	313	363	176	91
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	7,456	8,090	8,778	3,854
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	6,144	6,297	6,630	3,619
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	2,673	894	1,258	488
ING Large Cap Growth Portfolio - Service Class	2,927	425	443	201
ING Lord Abbett Growth and Income Portfolio - Institutional Class	5,318	8,949	3,665	9,271
ING Lord Abbett Growth and Income Portfolio - Service Class	69	44	105	45
ING Marsico Growth Portfolio - Institutional Class	1,987	1,591	1,736	1,146
ING Marsico Growth Portfolio - Service Class	128	24	98	137
ING Marsico International Opportunities Portfolio - Adviser Class	6	111	97	11
ING Marsico International Opportunities Portfolio - Service Class	1,262	2,587	1,571	1,608
ING MFS Total Return Portfolio - Adviser Class	122	34	434	153
ING MFS Total Return Portfolio - Institutional Class	2,563	6,221	4,071	4,809
ING MFS Total Return Portfolio - Service Class	2,011	4,031	3,531	3,619
ING MFS Utilities Portfolio - Service Class	4,691	4,602	5,449	2,782
ING PIMCO High Yield Portfolio - Institutional Class	5,129	1,958	3,106	787
ING PIMCO High Yield Portfolio - Service Class	9,782	2,636	7,653	2,034
ING Pioneer Equity Income Portfolio - Institutional Class	9,478	16,081	11,788	13,441
ING Pioneer Equity Income Portfolio - Service Class	-	-	3	-
ING Pioneer Fund Portfolio - Institutional Class	4,928	1,747	2,580	1,932
ING Pioneer Fund Portfolio - Service Class	89	26	180	12
ING Pioneer Mid Cap Value Portfolio - Institutional Class	5,865	9,467	8,237	5,869
ING Pioneer Mid Cap Value Portfolio - Service Class	81	91	108	31
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	68,540	9,464	53,973	8,612
ING T. Rowe Price Equity Income Portfolio - Adviser Class	226	419	319	98
ING T. Rowe Price Equity Income Portfolio - Service Class	11,416	28,389	20,324	3,903
ING Templeton Global Growth Portfolio - Institutional Class	123	166	165	421
ING Templeton Global Growth Portfolio - Service Class	765	805	1,140	494
ING U.S. Stock Index Portfolio - Institutional Class	1,599	218	944	123
ING Van Kampen Growth and Income Portfolio - Service Class	4,262	3,126	3,956	2,134
ING Wells Fargo HealthCare Portfolio - Service Class	1,650	1,955	2,308	1,384

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	$ 1,049	$ 2,402	$ 737	$ 527
ING Money Market Portfolio:				
ING Money Market Portfolio - Class I	52,050	112,992	46,792	184,310
ING Mutual Funds:				
ING Global Real Estate Fund - Class A	21	3	25	-
ING International Capital Appreciation Fund - Class I	8	1	3	-
ING International SmallCap Multi-Manager Fund - Class A	213	446	283	459
ING Partners, Inc.:				
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	35	23	18	14
ING American Century Small-Mid Cap Value Portfolio - Service Class	8,825	6,414	7,999	2,561
ING Baron Asset Portfolio - Service Class	319	3,333	750	625
ING Baron Small Cap Growth Portfolio - Adviser Class	97	50	601	60
ING Baron Small Cap Growth Portfolio - Service Class	10,108	13,686	13,190	4,239
ING Columbia Small Cap Value Portfolio - Adviser Class	1	-	18	-
ING Columbia Small Cap Value Portfolio - Service Class	853	335	505	281
ING Davis New York Venture Portfolio - Service Class	2,320	2,122	2,653	1,371
ING Fidelity® VIP Mid Cap Portfolio - Service Class	2,782	1,413	3,095	1,294
ING Index Solution 2015 Portfolio - Adviser Class	178	370	221	106
ING Index Solution 2015 Portfolio - Service Class	51	-	-	-
ING Index Solution 2015 Portfolio - Service 2 Class	842	183	-	-
ING Index Solution 2025 Portfolio - Adviser Class	320	1,040	507	1
ING Index Solution 2025 Portfolio - Service Class	28	-	-	-
ING Index Solution 2025 Portfolio - Service 2 Class	1,775	354	-	-
ING Index Solution 2035 Portfolio - Adviser Class	73	448	242	2
ING Index Solution 2035 Portfolio - Service Class	21	-	-	-
ING Index Solution 2035 Portfolio - Service 2 Class	1,092	104	-	-
ING Index Solution 2045 Portfolio - Adviser Class	49	201	118	-
ING Index Solution 2045 Portfolio - Service Class	1	-	-	-
ING Index Solution 2045 Portfolio - Service 2 Class	551	26	-	-
ING Index Solution 2055 Portfolio - Service Class	3	-	-	-
ING Index Solution 2055 Portfolio - Service 2 Class	-	-	-	-
ING Index Solution Income Portfolio - Adviser Class	7	68	79	29
ING Index Solution Income Portfolio - Service 2 Class	187	32	-	-
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	54	34	40	43
ING JPMorgan Mid Cap Value Portfolio - Service Class	2,441	3,729	3,261	2,730
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class	6	41	71	51
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	3,937	11,346	2,295	9,351
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	22	17	33	40
ING Oppenheimer Global Portfolio - Adviser Class	89	46	191	145
ING Oppenheimer Global Portfolio - Initial Class	18,058	50,460	28,987	41,623
ING Oppenheimer Global Portfolio - Service Class	142	59	118	13
ING Oppenheimer Global Strategic Income Portfolio - Adviser Class	303	109	148	200

	Year ended December 31			
	2010		**2009**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
ING Partners, Inc. (continued):				
ING Oppenheimer Global Strategic Income Portfolio - Initial Class	$ 25,923	$ 20,685	$ 18,280	$ 12,530
ING Oppenheimer Global Strategic Income Portfolio - Service Class	435	50	393	92
ING PIMCO Total Return Portfolio - Adviser Class	1,317	582	592	291
ING PIMCO Total Return Portfolio - Service Class	65,731	20,241	78,253	14,633
ING Pioneer High Yield Portfolio - Initial Class	6,944	4,319	8,590	2,273
ING Pioneer High Yield Portfolio - Service Class	229	76	50	5
ING Solution 2015 Portfolio - Adviser Class	2,043	16,774	3,484	1,582
ING Solution 2015 Portfolio - Service Class	13,811	3,963	12,831	2,590
ING Solution 2015 Portfolio - Service 2 Class	17,927	3,526	-	-
ING Solution 2025 Portfolio - Adviser Class	1,566	20,444	4,269	1,407
ING Solution 2025 Portfolio - Service Class	16,642	3,520	18,954	2,684
ING Solution 2025 Portfolio - Service 2 Class	21,945	2,693	-	-
ING Solution 2035 Portfolio - Adviser Class	946	17,667	4,059	919
ING Solution 2035 Portfolio - Service Class	13,300	3,482	16,109	942
ING Solution 2035 Portfolio - Service 2 Class	19,285	3,075	-	-
ING Solution 2045 Portfolio - Adviser Class	822	12,634	3,224	651
ING Solution 2045 Portfolio - Service Class	9,900	2,037	12,290	612
ING Solution 2045 Portfolio - Service 2 Class	14,095	1,156	-	-
ING Solution 2055 Portfolio - Service Class	217	10	-	-
ING Solution 2055 Portfolio - Service 2 Class	157	-	-	-
ING Solution Growth Portfolio - Service Class	486	94	589	122
ING Solution Income Portfolio - Adviser Class	555	8,495	1,281	1,588
ING Solution Income Portfolio - Service Class	4,496	1,998	3,049	1,445
ING Solution Income Portfolio - Service 2 Class	8,513	3,477	-	-
ING Solution Moderate Portfolio - Service Class	938	167	1,104	383
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	98	54	58	57
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	11,233	23,810	9,357	16,669
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	141	54	135	173
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	240	279	116	103
ING T. Rowe Price Growth Equity Portfolio - Initial Class	10,023	19,530	10,974	11,145
ING T. Rowe Price Growth Equity Portfolio - Service Class	296	156	270	150
ING Templeton Foreign Equity Portfolio - Adviser Class	112	24	33	14
ING Templeton Foreign Equity Portfolio - Initial Class	6,066	9,417	5,039	9,310
ING Templeton Foreign Equity Portfolio - Service Class	29	5	25	23
ING Thornburg Value Portfolio - Adviser Class	67	142	36	29
ING Thornburg Value Portfolio - Initial Class	6,004	10,571	8,914	6,743
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	8	18	28	10
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	2,854	9,820	3,241	8,840
ING UBS U.S. Large Cap Equity Portfolio - Service Class	4	-	3	-
ING Van Kampen Comstock Portfolio - Adviser Class	22	36	49	22
ING Van Kampen Comstock Portfolio - Service Class	3,737	8,881	4,594	6,774
ING Van Kampen Equity and Income Portfolio - Adviser Class	18	35	121	15
ING Van Kampen Equity and Income Portfolio - Initial Class	10,181	24,640	9,358	26,427
ING Van Kampen Equity and Income Portfolio - Service Class	66	19	46	74

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Series Fund, Inc.:				
ING Core Equity Research Fund - Class A	$ 165	$ 113	$ 128	$ 27
ING Strategic Allocation Portfolios, Inc.:				
ING Strategic Allocation Conservative Portfolio - Class I	5,941	6,465	6,113	4,828
ING Strategic Allocation Growth Portfolio - Class I	5,920	6,087	12,607	5,232
ING Strategic Allocation Moderate Portfolio - Class I	6,988	5,824	11,759	6,010
ING Variable Funds:				
ING Growth and Income Portfolio - Class A	156	22	58	97
ING Growth and Income Portfolio - Class I	84,713	130,885	18,945	104,037
ING Growth and Income Portfolio - Class S	487	59	522	83
ING Variable Insurance Trust:				
ING GET U.S. Core Portfolio - Series 5	7	239	16	68
ING GET U.S. Core Portfolio - Series 6	41	173	44	287
ING GET U.S. Core Portfolio - Series 7	32	333	40	331
ING GET U.S. Core Portfolio - Series 8	8	9	13	429
ING GET U.S. Core Portfolio - Series 9	3	7	3	3
ING GET U.S. Core Portfolio - Series 10	2	8	2	1
ING GET U.S. Core Portfolio - Series 11	1	1	1	1
ING Variable Portfolios, Inc.:				
ING BlackRock Science and Technology Opportunities Portfolio - Class I	6,732	6,047	8,536	3,390
ING Index Plus LargeCap Portfolio - Class I	12,099	34,377	15,574	25,583
ING Index Plus LargeCap Portfolio - Class S	25	90	11	21
ING Index Plus MidCap Portfolio - Class I	14,311	33,790	15,518	16,645
ING Index Plus MidCap Portfolio - Class S	174	146	153	35
ING Index Plus SmallCap Portfolio - Class I	8,323	11,076	8,025	9,573
ING Index Plus SmallCap Portfolio - Class S	10	6	56	17
ING International Index Portfolio - Class I	2,910	2,853	18,581	1,131
ING International Index Portfolio - Class S	14	18	17	-
ING Opportunistic Large Cap Portfolio - Class I	2,825	78,199	37,556	7,752
ING Russell™ Large Cap Growth Index Portfolio - Class I	2,005	1,298	3,553	1,230
ING Russell™ Large Cap Growth Index Portfolio - Class S	162	62	328	27
ING Russell™ Large Cap Index Portfolio - Class I	3,182	2,078	7,144	1,861
ING Russell™ Large Cap Index Portfolio - Class S	9	-	-	-
ING Russell™ Large Cap Value Index Portfolio - Class I	86	22	90	21
ING Russell™ Large Cap Value Index Portfolio - Class S	1,336	918	2,161	498
ING Russell™ Mid Cap Growth Index Portfolio - Class S	1,357	564	2,829	128
ING Russell™ Mid Cap Index Portfolio - Class I	2,386	550	1,804	417
ING Russell™ Small Cap Index Portfolio - Class I	3,035	530	1,295	344
ING Small Company Portfolio - Class I	7,705	10,751	6,351	7,667
ING Small Company Portfolio - Class S	12	9	17	24
ING U.S. Bond Index Portfolio - Class I	3,810	2,498	3,370	1,062

| | Year ended December 31 | | | |
| | 2010 | | 2009 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Products Trust:				
ING International Value Portfolio - Class I	$ 7,026	$ 26,928	$ 11,002	$ 10,812
ING International Value Portfolio - Class S	36	56	54	71
ING MidCap Opportunities Portfolio - Class I	8,292	2,248	1,887	1,245
ING MidCap Opportunities Portfolio - Class S	1,889	141	130	17
ING SmallCap Opportunities Portfolio - Class I	6,075	1,610	2,131	1,389
ING SmallCap Opportunities Portfolio - Class S	128	18	11	13
Invesco Growth Series:				
Invesco Mid Cap Core Equity Fund - Class A	3,099	748	1,956	150
Invesco Small Cap Growth Fund - Class A	7	5	3	-
Invesco Investment Funds:				
Invesco Global Health Care Fund - Investor Class	29	18	44	35
Invesco Sector Funds:				
Invesco U.S. Small Cap Value Fund - Class Y	3,896	753	1,127	574
Invesco Van Kampen Small Cap Value Fund - Class A	142	109	70	2
Invesco Variable Insurance Funds:				
Invesco V.I. Capital Appreciation Fund - Series I Shares	878	2,029	1,297	2,044
Invesco V.I. Core Equity Fund - Series I Shares	1,510	4,728	3,081	4,023
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares	22	55	40	55
Janus Aspen Series Enterprise Portfolio - Institutional Shares	20	60	21	39
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	10	7	12	55
Janus Aspen Series Janus Portfolio - Institutional Shares	3	14	5	23
Janus Aspen Series Worldwide Portfolio - Institutional Shares	19	49	14	47
The Lazard Funds, Inc.:				
Lazard Emerging Markets Equity Portfolio - Open Shares	-	-	-	-
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	1,507	467	663	103
LKCM Funds:				
LKCM Aquinas Growth Fund	36	35	68	68
Loomis Sayles Funds I:				
Loomis Sayles Small Cap Value Fund - Retail Class	1,717	388	1,362	193
Lord Abbett Developing Growth Fund, Inc.:				
Lord Abbett Developing Growth Fund, Inc. - Class A	18	-	-	-
Lord Abbett Investment Trust:				
Lord Abbett Core Fixed Income Fund - Class A	4	-	-	-
Lord Abbett Mid Cap Value Fund, Inc.:				
Lord Abbett Mid-Cap Value Fund, Inc. - Class A	210	97	185	83
Lord Abbett Research Fund, Inc.:				
Lord Abbett Small-Cap Value Fund - Class A	194	133	147	202
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	3,889	13,915	4,309	9,443
Massachusetts Investors Growth Stock Fund:				
Massachusetts Investors Growth Stock Fund - Class A	72	43	73	264
Neuberger Berman Equity Funds®:				
Neuberger Berman Socially Responsive Fund® - Trust Class	2,549	274	1,198	433

| | | Year ended December 31 | | |
| | | 2010 | | 2009 | |
	Purchases	Sales	Purchases	Sales
		(Dollars in thousands)		
New Perspective Fund®, Inc.:				
New Perspective Fund®, Inc. - Class R-3	$ 491	$ 551	$ 650	$ 390
New Perspective Fund®, Inc. - Class R-4	9,857	4,117	8,848	3,325
Oppenheimer Capital Appreciation Fund:				
Oppenheimer Capital Appreciation Fund - Class A	133	249	138	135
Oppenheimer Developing Markets Fund:				
Oppenheimer Developing Markets Fund - Class A	38,216	20,090	38,842	9,605
Oppenheimer Gold & Special Minerals Fund:				
Oppenheimer Gold & Special Minerals Fund - Class A	38	-	-	-
Oppenheimer International Bond Fund:				
Oppenheimer International Bond Fund - Class A	52	-	-	-
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities/VA	9	36	31	77
Oppenheimer Main Street Fund®/VA	1	9	1	8
Oppenheimer Main Street Small Cap Fund®/VA	2,356	2,093	2,117	748
Oppenheimer Small- & Mid-Cap Growth Fund/VA	-	4	-	3
Oppenheimer Strategic Bond Fund/VA	11	8	3	22
Pax World Funds Series Trust I:				
Pax World Balanced Fund - Individual Investor Class	4,145	10,370	5,679	4,710
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class	48,198	9,360	44,680	6,642
Pioneer High Yield Fund:				
Pioneer High Yield Fund - Class A	786	1,010	1,194	535
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I	5,213	7,641	9,342	3,791
Pioneer Equity Income VCT Portfolio - Class I	-	-	44	44
Pioneer High Yield VCT Portfolio - Class I	4,149	3,351	4,453	2,287
Pioneer Mid Cap Value VCT Portfolio - Class I	1	1	51	51
Premier VIT:				
Premier VIT OpCap Mid Cap Portfolio - Class I	807	8,861	3,780	610
RiverSource® Investment Series, Inc.:				
Columbia Diversified Equity Income Fund - Class R-3	92	181	222	7
Columbia Diversified Equity Income Fund - Class R-4	2,119	628	1,720	519
SmallCap World Fund, Inc.:				
SMALLCAP World Fund® - Class R-4	5,217	1,917	2,111	386
T. Rowe Price Mid-Cap Value Fund, Inc.:				
T. Rowe Price Mid-Cap Value Fund - R Class	118	432	168	176
T. Rowe Price Value Fund, Inc.:				
T. Rowe Price Value Fund - Advisor Class	50	14	42	1
Templeton Funds, Inc.:				
Templeton Foreign Fund - Class A	263	364	286	151
Templeton Income Trust:				
Templeton Global Bond Fund - Class A	49,416	8,740	34,297	5,757

	Year ended December 31			
	2010		**2009**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
Vanguard® Variable Insurance Fund:				
Diversified Value Portfolio	$ 7	$ 10	$ 11	$ 17
Equity Income Portfolio	58	10	55	19
Small Company Growth Portfolio	8	18	9	6
Wanger Advisors Trust:				
Wanger International	9,186	1,765	6,318	2,204
Wanger Select	18,361	4,041	11,134	2,853
Wanger USA	7,428	2,071	3,806	1,230
Washington Mutual Investors Fund[SM], Inc.:				
Washington Mutual Investors Fund[SM], Inc. - Class R-3	564	642	661	989
Washington Mutual Investors Fund[SM], Inc. - Class R-4	7,556	7,792	9,128	5,061
Wells Fargo Funds Trust:				
Wells Fargo Advantage Small Cap Value Fund - Class A	24	12	18	3
Wells Fargo Advantage Special Small Cap Values Fund - Class A	7,877	9,446	6,770	5,072

8. Changes in Units

The changes in units outstanding were as follows:

	Year Ended December 31,					
	2010			**2009**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
The Alger Funds II:						
Alger Green Fund - Class A	141,653	117,849	23,804	128,151	37,583	90,568
AllianceBernstein Growth and Income Fund, Inc.:						
AllianceBernstein Growth and Income Fund, Inc. - Class A	16,793	19,248	(2,455)	23,403	21,093	2,310
AllianceBernstein Variable Products Series Fund, Inc.:						
AllianceBernstein Growth and Income Portfolio - Class A	4,582	7,123	(2,541)	18,493	19,345	(852)
Allianz Funds:						
Allianz NFJ Dividend Value Fund - Class A	18,336	10,513	7,823	21,562	10,573	10,989
Allianz NFJ Large-Cap Value Fund - Institutional Class	151,788	83,349	68,439	125,348	54,442	70,906
Allianz NFJ Small-Cap Value Fund - Class A	13,769	30,584	(16,815)	22,926	12,334	10,592
Amana Mutual Funds Trust:						
Amana Growth Fund	1,482,984	525,369	957,615	598,954	58,076	540,878
Amana Income Fund	1,908,155	417,788	1,490,367	1,053,817	83,411	970,406
American Balanced Fund®, Inc.:						
American Balanced Fund® - Class R-3	196,819	223,903	(27,084)	259,494	174,659	84,835
American Century Government Income Trust:						
American Century Inflation-Adjusted Bond Fund - Investor Class	1,713,749	953,052	760,697	970,926	124,494	846,432
American Century Quantitative Equity Funds, Inc.:						
American Century Income & Growth Fund - A Class	147,928	162,308	(14,380)	176,895	138,224	38,671
Ariel Investment Trust:						
Ariel Appreciation Fund	27,362	20,375	6,987	29,135	30,605	(1,470)
Ariel Fund	204,877	126,738	78,139	84,795	61,462	23,333
Artisan Funds, Inc.:						
Artisan International Fund - Investor Shares	407,387	334,222	73,165	262,712	87,125	175,587
Aston Funds:						
Aston/Optimum Mid Cap Fund - Class N	295,252	45,847	249,405	-	-	-
BlackRock Equity Dividend Fund:						
BlackRock Equity Dividend Fund - Investor A Shares	15,481	2	15,479	-	-	-

| | Year Ended December 31, | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
BlackRock Mid Cap Value Opportunities Series, Inc.:						
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares	439,373	175,323	264,050	24,067	3,401	20,666
The Bond Fund of America^{SM}, Inc.:						
The Bond Fund of America^{SM}, Inc. - Class R-4	816,433	640,049	176,384	657,902	275,615	382,287
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	271,534	359,124	(87,590)	339,058	436,345	(97,287)
Capital World Growth & Income Fund^{SM}, Inc.:						
Capital World Growth & Income Fund^{SM}, Inc. - Class R-3	31,876	6,500	25,376	1,129	1	1,128
Columbia Acorn Trust:						
Columbia^{SM} Acorn Fund® - Class A	653	-	653	-	-	-
Columbia^{SM} Acorn Fund® - Class Z	547,398	190,910	356,488	190,973	42,502	148,471
Columbia Funds Series Trust:						
Columbia Mid Cap Value Fund - Class A	192,754	164,606	28,148	191,968	79,695	112,273
Columbia Mid Cap Value Fund - Class Z	233,762	122,114	111,648	128,854	58,761	70,093
CRM Mutual Fund Trust:						
CRM Mid Cap Value Fund - Investor Shares	25,071	15,235	9,836	10,962	5,206	5,756
Dodge & Cox Funds:						
Dodge & Cox International Stock Fund	299	-	299	-	-	-
DWS Institutional Funds:						
DWS Equity 500 Index Fund - Class S	5,995	834	5,161	5,473	2,374	3,099
Eaton Vance Special Investment Trust:						
Eaton Vance Large-Cap Value Fund - Class R	4,154	2,380	1,774	1,101	-	1,101
EuroPacific Growth Fund®:						
EuroPacific Growth Fund® - Class R-3	331,860	310,727	21,133	396,218	297,913	98,305
EuroPacific Growth Fund® - Class R-4	4,549,396	3,844,161	705,235	4,883,302	2,824,983	2,058,319
Fidelity® Contrafund®:						
Fidelity® Advisor New Insights Fund - Institutional Class	4,438	1,311	3,127	-	-	-
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	2,256,647	3,350,761	(1,094,114)	3,214,042	3,734,349	(520,307)
Fidelity® VIP Growth Portfolio - Initial Class	2,917,042	3,363,027	(445,985)	2,914,425	3,518,809	(604,384)
Fidelity® VIP High Income Portfolio - Initial Class	341,067	356,462	(15,395)	456,314	285,403	170,911
Fidelity® VIP Overseas Portfolio - Initial Class	485,201	696,533	(211,332)	674,438	747,193	(72,755)

| | Year Ended December 31, | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	13,914,298	15,157,315	(1,243,017)	12,437,181	12,096,628	340,553
Fidelity® VIP Index 500 Portfolio - Initial Class	519,762	603,631	(83,869)	679,668	633,917	45,751
Fidelity® Variable Insurance Products III:						
Fidelity® VIP Mid Cap Portfolio - Initial Class	327,822	162,279	165,543	371,130	143,058	228,072
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	81,496	112,973	(31,477)	129,145	118,865	10,280
Franklin Mutual Series Fund Inc.:						
Mutual Global Discovery Fund - Class R	95,666	84,722	10,944	149,512	93,222	56,290
Franklin Strategic Series:						
Franklin Small-Mid Cap Growth Fund - Class A	24,433	27,280	(2,847)	31,797	31,630	167
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	2,577,541	2,064,161	513,380	1,849,172	1,493,670	355,502
Fundamental Investors℠, Inc.:						
Fundamental Investors℠, Inc. - Class R-3	116,011	91,342	24,669	74,129	13,763	60,366
Fundamental Investors℠, Inc. - Class R-4	1,813,422	1,012,664	800,758	1,786,581	440,942	1,345,639
The Growth Fund of America®, Inc.:						
The Growth Fund of America® - Class R-3	583,377	540,230	43,147	753,521	536,030	217,491
The Growth Fund of America® - Class R-4	5,996,832	5,604,283	392,549	7,328,391	4,305,334	3,023,057
Hartford Mutual Funds, Inc.:						
The Hartford Capital Appreciation Fund - Class R4	23,938	7,398	16,540	-	-	-
The Hartford Dividend And Growth Fund - Class R4	7,345	3,186	4,159	-	-	-
The Income Fund of America®, Inc.:						
The Income Fund of America® - Class R-3	98,192	100,523	(2,331)	121,787	131,043	(9,256)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	4,712,385	6,226,402	(1,514,017)	2,763,347	4,160,361	(1,397,014)
ING Equity Trust:						
ING Real Estate Fund - Class A	58,754	63,710	(4,956)	66,555	76,982	(10,427)
ING Funds Trust:						
ING GNMA Income Fund - Class A	225,619	246,338	(20,719)	258,970	109,364	149,606
ING Intermediate Bond Fund - Class A	168,473	176,344	(7,871)	161,257	169,917	(8,660)

| | Year Ended December 31, | | | | | |
| | **2010** | | | **2009** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	8,540,074	9,440,580	(900,506)	6,530,718	6,637,935	(107,217)
ING Intermediate Bond Portfolio - Class S	16,271	5,163	11,108	13,869	3,156	10,713
ING Investors Trust:						
ING Artio Foreign Portfolio - Service Class	1,873,339	2,319,747	(446,408)	900,246	1,131,472	(231,226)
ING BlackRock Large Cap Growth Portfolio - Institutional Class	1,379,091	1,833,561	(454,470)	1,855,248	2,199,746	(344,498)
ING BlackRock Large Cap Growth Portfolio - Service Class	29,851	28,224	1,627	20,155	15,263	4,892
ING BlackRock Large Cap Growth Portfolio - Service 2 Class	6,631	4,385	2,246	15,875	6,805	9,070
ING Clarion Global Real Estate Portfolio - Institutional Class	1,823,495	1,682,944	140,551	1,952,084	1,638,079	314,005
ING Clarion Real Estate Portfolio - Institutional Class	188,549	164,687	23,862	245,040	204,183	40,857
ING Clarion Real Estate Portfolio - Service Class	2,281,454	1,566,442	715,012	1,710,024	1,309,265	400,759
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	1,681,609	946,393	735,216	1,569,633	603,000	966,633
ING Global Resources Portfolio - Institutional Class	-	(1)	1	-	624	(624)
ING Global Resources Portfolio - Service Class	4,664,897	4,393,098	271,799	4,154,286	3,449,907	704,379
ING Janus Contrarian Portfolio - Service Class	1,572,114	796,234	775,880	1,054,299	647,786	406,513
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class	15,568	20,467	(4,899)	15,326	7,566	7,760
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	561,100	730,974	(169,874)	896,062	581,232	314,830
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	1,010,554	1,109,677	(99,123)	844,046	660,999	183,047
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	264,664	122,654	142,010	190,256	106,877	83,379
ING Large Cap Growth Portfolio - Service Class	229,020	40,374	188,646	44,312	19,375	24,937
ING Lord Abbett Growth and Income Portfolio - Institutional Class	2,505,921	2,951,079	(445,158)	2,092,725	2,889,702	(796,977)
ING Lord Abbett Growth and Income Portfolio - Service Class	12,251	9,403	2,848	65,186	57,017	8,169
ING Marsico Growth Portfolio - Institutional Class	371,058	331,264	39,794	414,301	330,347	83,954
ING Marsico Growth Portfolio - Service Class	37,453	27,544	9,909	19,214	24,619	(5,405)
ING Marsico International Opportunities Portfolio - Adviser Class	375	13,730	(13,355)	13,006	1,883	11,123
ING Marsico International Opportunities Portfolio - Service Class	220,238	331,857	(111,619)	330,672	345,390	(14,718)
ING MFS Total Return Portfolio - Adviser Class	9,981	1,922	8,059	45,398	15,605	29,793
ING MFS Total Return Portfolio - Institutional Class	668,223	991,313	(323,090)	811,812	1,020,503	(208,691)
ING MFS Total Return Portfolio - Service Class	469,670	601,463	(131,793)	540,532	568,631	(28,099)
ING MFS Utilities Portfolio - Service Class	757,963	796,916	(38,953)	789,309	689,729	99,580
ING PIMCO High Yield Portfolio - Institutional Class	461,543	248,772	212,771	303,751	98,866	204,885
ING PIMCO High Yield Portfolio - Service Class	1,108,112	680,043	428,069	964,144	500,365	463,779

| | **Year Ended December 31,** | | | | | |
| | **2010** | | | **2009** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING Pioneer Equity Income Portfolio - Institutional Class	3,778,950	4,975,372	(1,196,422)	5,046,580	4,976,718	69,862
ING Pioneer Equity Income Portfolio - Service Class	342	386	(44)	387	-	387
ING Pioneer Fund Portfolio - Institutional Class	720,447	411,607	308,840	563,240	487,456	75,784
ING Pioneer Fund Portfolio - Service Class	9,923	3,402	6,521	26,114	1,902	24,212
ING Pioneer Mid Cap Value Portfolio - Institutional Class	2,032,649	2,437,870	(405,221)	2,394,060	2,120,091	273,969
ING Pioneer Mid Cap Value Portfolio - Service Class	29,001	29,996	(995)	36,819	27,096	9,723
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	9,237,628	4,820,009	4,417,619	8,208,080	4,276,913	3,931,167
ING T. Rowe Price Equity Income Portfolio - Adviser Class	19,049	39,742	(20,693)	35,979	10,624	25,355
ING T. Rowe Price Equity Income Portfolio - Service Class	7,831,293	9,108,724	(1,277,431)	6,784,621	5,475,029	1,309,592
ING Templeton Global Growth Portfolio - Institutional Class	13,875	17,890	(4,015)	56,373	77,878	(21,505)
ING Templeton Global Growth Portfolio - Service Class	139,183	146,600	(7,417)	214,981	127,770	87,211
ING U.S. Stock Index Portfolio - Institutional Class	140,789	23,860	116,929	104,552	17,734	86,818
ING Van Kampen Growth and Income Portfolio - Service Class	693,986	580,260	113,726	731,010	528,467	202,543
ING Wells Fargo HealthCare Portfolio - Service Class	348,758	368,725	(19,967)	484,926	387,974	96,952
ING Wells Fargo Small Cap Disciplined Portfolio - Service Class	172,385	347,266	(174,881)	131,874	98,779	33,095
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	13,974,028	17,020,686	(3,046,658)	14,418,890	21,768,298	(7,349,408)
ING Mutual Funds:						
ING Global Real Estate Fund - Class A	6,325	5,062	1,263	1,746	-	1,746
ING International Capital Appreciation Fund - Class I	1,231	678	553	231	14	217
ING International SmallCap Multi-Manager Fund - Class A	35,060	50,962	(15,902)	48,400	62,633	(14,233)
ING Partners, Inc.:						
ING American Century Small-Mid Cap Value Portfolio - Adviser Class	2,108	1,158	950	1,633	1,648	(15)
ING American Century Small-Mid Cap Value Portfolio - Service Class	2,426,715	2,317,165	109,550	2,167,525	1,759,978	407,547
ING Baron Asset Portfolio - Service Class	126,521	482,251	(355,730)	225,118	201,954	23,164
ING Baron Small Cap Growth Portfolio - Adviser Class	9,407	4,853	4,554	75,119	7,703	67,416
ING Baron Small Cap Growth Portfolio - Service Class	2,947,533	3,123,153	(175,620)	3,327,664	2,446,219	881,445
ING Columbia Small Cap Value Portfolio - Adviser Class	74	-	74	2,674	-	2,674
ING Columbia Small Cap Value Portfolio - Service Class	231,564	174,917	56,647	122,280	90,512	31,768
ING Davis New York Venture Portfolio - Service Class	321,444	318,964	2,480	403,609	297,989	105,620
ING Fidelity® VIP Mid Cap Portfolio - Service Class	306,486	188,422	118,064	235,699	181,311	54,388

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | **Year Ended December 31,** | | | | | |
| | **2010** | | | **2009** | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc. (continued):						
ING Index Solution 2015 Portfolio - Adviser Class	21,425	40,815	(19,390)	24,530	9,849	14,681
ING Index Solution 2015 Portfolio - Service Class	5,073	2	5,071	-	-	-
ING Index Solution 2015 Portfolio - Service 2 Class	84,908	22,639	62,269	-	-	-
ING Index Solution 2025 Portfolio - Adviser Class	37,694	115,076	(77,382)	66,094	30	66,064
ING Index Solution 2025 Portfolio - Service Class	2,061	-	2,061	-	-	-
ING Index Solution 2025 Portfolio - Service 2 Class	184,454	52,425	132,029	-	-	-
ING Index Solution 2035 Portfolio - Adviser Class	8,960	50,889	(41,929)	34,745	301	34,444
ING Index Solution 2035 Portfolio - Service Class	1,915	(1)	1,916	-	-	-
ING Index Solution 2035 Portfolio - Service 2 Class	116,799	24,333	92,466	-	-	-
ING Index Solution 2045 Portfolio - Adviser Class	6,287	23,750	(17,463)	16,601	111	16,490
ING Index Solution 2045 Portfolio - Service Class	38	-	38	-	-	-
ING Index Solution 2045 Portfolio - Service 2 Class	56,448	7,523	48,925	-	-	-
ING Index Solution 2055 Portfolio - Service Class	256	-	256	-	-	-
ING Index Solution 2055 Portfolio - Service 2 Class	18	1	17	-	-	-
ING Index Solution Income Portfolio - Adviser Class	747	6,736	(5,989)	8,970	3,093	5,877
ING Index Solution Income Portfolio - Service 2 Class	21,957	7,068	14,889	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Adviser Class	4,019	2,298	1,721	3,418	4,845	(1,427)
ING JPMorgan Mid Cap Value Portfolio - Service Class	473,470	546,831	(73,361)	554,955	533,831	21,124
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class	633	4,742	(4,109)	11,006	7,373	3,633
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class	1,401,390	1,979,797	(578,407)	1,349,996	2,053,099	(703,103)
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class	2,792	2,168	624	12,662	13,294	(632)
ING Oppenheimer Global Portfolio - Adviser Class	7,591	4,199	3,392	11,157	6,119	5,038
ING Oppenheimer Global Portfolio - Initial Class	6,708,567	9,861,179	(3,152,612)	6,711,682	9,887,520	(3,175,838)
ING Oppenheimer Global Portfolio - Service Class	10,273	4,632	5,641	9,736	1,242	8,494
ING Oppenheimer Global Strategic Income Portfolio - Adviser Class	21,680	7,267	14,413	12,340	18,469	(6,129)
ING Oppenheimer Global Strategic Income Portfolio - Initial Class	3,677,388	3,552,941	124,447	3,094,797	2,992,699	102,098
ING Oppenheimer Global Strategic Income Portfolio - Service Class	50,911	19,317	31,594	51,900	18,654	33,246
ING PIMCO Total Return Portfolio - Adviser Class	86,452	35,474	50,978	42,778	23,828	18,950
ING PIMCO Total Return Portfolio - Service Class	8,136,537	5,431,508	2,705,029	7,616,429	3,416,374	4,200,055
ING Pioneer High Yield Portfolio - Initial Class	1,619,389	1,490,029	129,360	1,017,428	478,388	539,040
ING Pioneer High Yield Portfolio - Service Class	17,444	7,091	10,353	5,526	1,877	3,649

| | **Year Ended December 31,** | | | | | |
| | **2010** | | | **2009** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING Solution 2015 Portfolio - Adviser Class	338,670	1,640,501	(1,301,831)	708,028	564,424	143,604
ING Solution 2015 Portfolio - Service Class	1,816,759	981,431	835,328	1,921,891	981,529	940,362
ING Solution 2015 Portfolio - Service 2 Class	1,937,267	640,594	1,296,673	-	-	-
ING Solution 2025 Portfolio - Adviser Class	354,162	2,076,046	(1,721,884)	995,774	691,384	304,390
ING Solution 2025 Portfolio - Service Class	2,635,373	1,461,678	1,173,695	3,025,023	1,315,890	1,709,133
ING Solution 2025 Portfolio - Service 2 Class	2,274,477	566,788	1,707,689	-	-	-
ING Solution 2035 Portfolio - Adviser Class	286,562	1,799,158	(1,512,596)	887,912	537,460	350,452
ING Solution 2035 Portfolio - Service Class	2,231,641	1,349,651	881,990	2,558,142	878,535	1,679,607
ING Solution 2035 Portfolio - Service 2 Class	1,936,436	511,170	1,425,266	-	-	-
ING Solution 2045 Portfolio - Adviser Class	194,723	1,258,940	(1,064,217)	565,424	291,190	274,234
ING Solution 2045 Portfolio - Service Class	2,036,203	1,300,711	735,492	1,866,419	552,378	1,314,041
ING Solution 2045 Portfolio - Service 2 Class	1,407,049	265,282	1,141,767	-	-	-
ING Solution 2055 Portfolio - Service Class	20,098	926	19,172	-	-	-
ING Solution 2055 Portfolio - Service 2 Class	16,896	1,810	15,086	-	-	-
ING Solution Growth Portfolio - Service Class	61,688	17,428	44,260	79,222	17,916	61,306
ING Solution Income Portfolio - Adviser Class	105,787	797,829	(692,042)	199,144	277,710	(78,566)
ING Solution Income Portfolio - Service Class	606,445	415,137	191,308	364,366	244,677	119,689
ING Solution Income Portfolio - Service 2 Class	841,314	383,001	458,313	-	-	-
ING Solution Moderate Portfolio - Service Class	103,183	23,722	79,461	147,885	62,299	85,586
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class	7,074	3,075	3,999	7,541	7,055	486
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	3,792,667	4,816,050	(1,023,383)	4,379,955	5,167,474	(787,519)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class	20,190	12,596	7,594	22,222	23,821	(1,599)
ING T. Rowe Price Growth Equity Portfolio - Adviser Class	22,737	26,602	(3,865)	14,322	12,610	1,712
ING T. Rowe Price Growth Equity Portfolio - Initial Class	3,311,494	3,495,977	(184,483)	2,578,334	2,538,610	39,724
ING T. Rowe Price Growth Equity Portfolio - Service Class	80,134	68,009	12,125	71,484	57,843	13,641
ING Templeton Foreign Equity Portfolio - Adviser Class	12,053	1,716	10,337	5,367	1,981	3,386
ING Templeton Foreign Equity Portfolio - Initial Class	1,550,476	2,117,048	(566,572)	1,816,214	2,411,920	(595,706)
ING Templeton Foreign Equity Portfolio - Service Class	2,929	530	2,399	3,257	2,780	477
ING Thornburg Value Portfolio - Adviser Class	4,945	12,571	(7,626)	3,966	3,384	582
ING Thornburg Value Portfolio - Initial Class	709,235	977,392	(268,157)	1,111,777	1,016,268	95,509
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class	838	1,977	(1,139)	2,910	515	2,395

	Year Ended December 31,					
	2010			**2009**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Partners, Inc. (continued):						
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	566,138	1,093,397	(527,259)	841,529	1,410,276	(568,747)
ING UBS U.S. Large Cap Equity Portfolio - Service Class	494	(1)	495	337	23	314
ING Van Kampen Comstock Portfolio - Adviser Class	1,829	3,578	(1,749)	6,182	3,967	2,215
ING Van Kampen Comstock Portfolio - Service Class	1,016,974	1,479,441	(462,467)	984,248	1,280,949	(296,701)
ING Van Kampen Equity and Income Portfolio - Adviser Class	1,009	3,078	(2,069)	12,292	1,466	10,826
ING Van Kampen Equity and Income Portfolio - Initial Class	2,632,160	4,163,581	(1,531,421)	3,168,735	5,141,132	(1,972,397)
ING Van Kampen Equity and Income Portfolio - Service Class	1,707	487	1,220	1,428	2,575	(1,147)
ING Series Fund, Inc.:						
ING Core Equity Research Fund - Class A	16,078	12,366	3,712	13,627	4,167	9,460
ING Strategic Allocation Portfolios, Inc.:						
ING Strategic Allocation Conservative Portfolio - Class I	747,516	814,139	(66,623)	610,517	626,697	(16,180)
ING Strategic Allocation Growth Portfolio - Class I	940,285	1,038,631	(98,346)	1,114,404	1,058,520	55,884
ING Strategic Allocation Moderate Portfolio - Class I	923,628	964,343	(40,715)	1,221,558	1,154,601	66,957
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	17,534	2,142	15,392	7,711	16,604	(8,893)
ING Growth and Income Portfolio - Class I	7,435,484	8,643,832	(1,208,348)	4,731,369	10,252,286	(5,520,917)
ING Growth and Income Portfolio - Class S	61,797	17,685	44,112	68,276	16,639	51,637
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 5	-	22,229	(22,229)	-	5,737	(5,737)
ING GET U.S. Core Portfolio - Series 6	-	13,528	(13,528)	11,312	35,690	(24,378)
ING GET U.S. Core Portfolio - Series 7	2,652	32,470	(29,818)	4,889	35,115	(30,226)
ING GET U.S. Core Portfolio - Series 8	2,206	2,470	(264)	1,268	42,523	(41,255)
ING GET U.S. Core Portfolio - Series 9	-	481	(481)	842	864	(22)
ING GET U.S. Core Portfolio - Series 10	-	635	(635)	27	27	-
ING GET U.S. Core Portfolio - Series 11	-	29	(29)	32	38	(6)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	3,661,949	3,451,937	210,012	4,089,157	2,677,033	1,412,124
ING Index Plus LargeCap Portfolio - Class I	2,520,283	4,135,055	(1,614,772)	3,179,901	4,347,128	(1,167,227)
ING Index Plus LargeCap Portfolio - Class S	1,875	9,062	(7,187)	224	2,765	(2,541)
ING Index Plus MidCap Portfolio - Class I	4,076,518	5,133,360	(1,056,842)	4,401,087	4,555,552	(154,465)
ING Index Plus MidCap Portfolio - Class S	16,709	15,052	1,657	18,288	4,586	13,702

| | Year Ended December 31, | | | | | |
| | 2010 | | | 2009 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Portfolios, Inc. (continued):						
ING Index Plus SmallCap Portfolio - Class I	1,680,563	1,872,272	(191,709)	1,752,123	1,940,524	(188,401)
ING Index Plus SmallCap Portfolio - Class S	1,274	821	453	8,478	2,737	5,741
ING International Index Portfolio - Class I	635,621	702,663	(67,042)	2,677,101	312,846	2,364,255
ING International Index Portfolio - Class S	1,854	2,371	(517)	1,449	-	1,449
ING Opportunistic Large Cap Portfolio - Class I	932,873	6,605,656	(5,672,783)	3,266,014	1,148,039	2,117,975
ING Russell™ Large Cap Growth Index Portfolio - Class I	197,098	143,691	53,407	373,677	152,728	220,949
ING Russell™ Large Cap Growth Index Portfolio - Class S	19,313	11,164	8,149	41,627	12,703	28,924
ING Russell™ Large Cap Index Portfolio - Class I	585,390	480,629	104,761	1,288,358	501,374	786,984
ING Russell™ Large Cap Index Portfolio - Class S	698	15	683	-	-	-
ING Russell™ Large Cap Value Index Portfolio - Class I	10,217	5,704	4,513	9,126	2,496	6,630
ING Russell™ Large Cap Value Index Portfolio - Class S	116,940	101,661	15,279	222,970	58,287	164,683
ING Russell™ Mid Cap Growth Index Portfolio - Class S	140,230	87,096	53,134	266,294	28,919	237,375
ING Russell™ Mid Cap Index Portfolio - Class I	368,526	163,485	205,041	348,940	140,076	208,864
ING Russell™ Small Cap Index Portfolio - Class I	390,566	133,652	256,914	228,049	94,240	133,809
ING Small Company Portfolio - Class I	1,396,919	1,446,648	(49,729)	1,201,815	1,177,502	24,313
ING Small Company Portfolio - Class S	584	324	260	1,637	2,488	(851)
ING U.S. Bond Index Portfolio - Class I	463,662	354,446	109,216	412,600	197,562	215,038
ING Variable Products Trust:						
ING International Value Portfolio - Class I	4,793,317	6,475,410	(1,682,093)	4,876,892	5,052,979	(176,087)
ING International Value Portfolio - Class S	2,662	4,962	(2,300)	5,861	8,562	(2,701)
ING MidCap Opportunities Portfolio - Class I	828,669	416,673	411,996	370,474	307,196	63,278
ING MidCap Opportunities Portfolio - Class S	195,227	19,773	175,454	12,090	1,911	10,179
ING SmallCap Opportunities Portfolio - Class I	932,173	472,610	459,563	511,094	387,988	123,106
ING SmallCap Opportunities Portfolio - Class S	10,799	1,303	9,496	1,460	1,511	(51)
Invesco Growth Series:						
Invesco Mid Cap Core Equity Fund - Class A	410,411	228,358	182,053	189,583	32,854	156,729
Invesco Small Cap Growth Fund - Class A	567	375	192	356	1	355
Invesco Investment Funds:						
Invesco Global Health Care Fund - Investor Class	3,564	3,182	382	1,737	1,400	337

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Year Ended December 31,					
	2010			**2009**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Invesco Sector Funds:						
Invesco U.S. Small Cap Value Fund - Class Y	492,901	210,227	282,674	148,863	81,684	67,179
Invesco Van Kampen Small Cap Value Fund - Class A	10,424	8,777	1,647	11,299	5,700	5,599
Invesco Variable Insurance Funds:						
Invesco V.I. Capital Appreciation Fund - Series I Shares	405,953	541,733	(135,780)	601,116	691,603	(90,487)
Invesco V.I. Core Equity Fund - Series I Shares	692,392	1,030,987	(338,595)	898,241	1,058,442	(160,201)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	555	1,795	(1,240)	1,528	2,532	(1,004)
Janus Aspen Series Enterprise Portfolio - Institutional Shares	1,111	2,728	(1,617)	1,621	2,470	(849)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	334	370	(36)	535	2,380	(1,845)
Janus Aspen Series Janus Portfolio - Institutional Shares	181	827	(646)	734	1,959	(1,225)
Janus Aspen Series Worldwide Portfolio - Institutional Shares	749	2,609	(1,860)	1,300	3,754	(2,454)
The Lazard Funds, Inc.:						
Lazard Emerging Markets Equity Portfolio - Open Shares	16	-	16	-	-	-
Lazard U.S. Mid Cap Equity Portfolio - Open Shares	3,079,970	2,951,821	128,149	114,790	28,663	86,127
LKCM Funds:						
LKCM Aquinas Growth Fund	8,459	8,186	273	18,827	17,199	1,628
Loomis Sayles Funds I:						
Loomis Sayles Small Cap Value Fund - Retail Class	229,861	93,438	136,423	202,927	53,099	149,828
Lord Abbett Developing Growth Fund, Inc.:						
Lord Abbett Developing Growth Fund, Inc. - Class A	1,330	-	1,330	-	-	-
Lord Abbett Investment Trust:						
Lord Abbett Core Fixed Income Fund - Class A	373	-	373	-	-	-
Lord Abbett Mid Cap Value Fund, Inc.:						
Lord Abbett Mid-Cap Value Fund, Inc. - Class A	60,884	51,265	9,619	51,416	40,180	11,236
Lord Abbett Research Fund, Inc.:						
Lord Abbett Small-Cap Value Fund - Class A	22,890	18,549	4,341	27,100	30,360	(3,260)
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC	2,860,586	3,672,153	(811,567)	2,762,576	3,296,565	(533,989)
Massachusetts Investors Growth Stock Fund:						
Massachusetts Investors Growth Stock Fund - Class A	11,225	8,553	2,672	12,513	31,771	(19,258)

	Year Ended December 31,					
	2010			**2009**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Neuberger Berman Equity Funds®:						
Neuberger Berman Socially Responsive Fund® - Trust Class	352,938	116,809	236,129	257,617	151,328	106,289
New Perspective Fund®, Inc.:						
New Perspective Fund®, Inc. - Class R-3	76,107	82,396	(6,289)	91,756	73,558	18,198
New Perspective Fund®, Inc. - Class R-4	1,572,107	1,185,274	386,833	1,341,826	904,028	437,798
Oppenheimer Capital Appreciation Fund:						
Oppenheimer Capital Appreciation Fund - Class A	20,859	32,637	(11,778)	56,312	54,343	1,969
Oppenheimer Developing Markets Fund:						
Oppenheimer Developing Markets Fund - Class A	1,586,240	1,325,152	261,088	1,856,189	1,147,945	708,244
Oppenheimer Gold & Special Minerals Fund:						
Oppenheimer Gold & Special Minerals Fund - Class A	2,145	-	2,145	-	-	-
Oppenheimer International Bond Fund:						
Oppenheimer International Bond Fund - Class A	4,839	8	4,831	-	-	-
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities/VA	727	2,086	(1,359)	1,539	4,875	(3,336)
Oppenheimer Main Street Fund®/VA	-	933	(933)	19	984	(965)
Oppenheimer Main Street Small Cap Fund®/VA	350,892	324,799	26,093	435,835	276,209	159,626
Oppenheimer Small- & Mid-Cap Growth Fund/VA	-	479	(479)	71	508	(437)
Oppenheimer Strategic Bond Fund/VA	194	494	(300)	368	1,598	(1,230)
Pax World Funds Series Trust I:						
Pax World Balanced Fund - Individual Investor Class	1,037,222	1,637,613	(600,391)	1,146,276	1,087,987	58,289
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	5,319,825	2,559,581	2,760,244	4,869,131	2,210,985	2,658,146
Pioneer High Yield Fund:						
Pioneer High Yield Fund - Class A	103,633	138,528	(34,895)	179,778	135,434	44,344
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	1,520,737	1,791,851	(271,114)	2,155,399	1,372,358	783,041
Pioneer Equity Income VCT Portfolio - Class I	9	9	-	4,935	4,940	(5)
Pioneer High Yield VCT Portfolio - Class I	525,939	542,695	(16,756)	671,092	563,003	108,089
Pioneer Mid Cap Value VCT Portfolio - Class I	87	87	-	4,324	4,324	-
Premier VIT:						
Premier VIT OpCap Mid Cap Portfolio - Class I	236,499	1,172,688	(936,189)	737,762	238,163	499,599

	Year Ended December 31,					
	2010			2009		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
RiverSource® Investment Series, Inc.:						
Columbia Diversified Equity Income Fund - Class R-3	48,573	60,606	(12,033)	49,908	20,148	29,760
Columbia Diversified Equity Income Fund - Class R-4	565,912	386,517	179,395	306,207	130,325	175,882
SmallCap World Fund, Inc.:						
SMALLCAP World Fund® - Class R-4	926,596	570,640	355,956	345,504	100,009	245,495
T. Rowe Price Mid-Cap Value Fund, Inc.:						
T. Rowe Price Mid-Cap Value Fund - R Class	35,244	56,857	(21,613)	28,576	29,692	(1,116)
T. Rowe Price Value Fund, Inc.:						
T. Rowe Price Value Fund - Advisor Class	4,551	944	3,607	5,453	59	5,394
Templeton Funds, Inc.:						
Templeton Foreign Fund - Class A	53,808	63,196	(9,388)	56,946	44,584	12,362
Templeton Income Trust:						
Templeton Global Bond Fund - Class A	4,006,876	2,510,372	1,496,504	3,261,557	2,014,101	1,247,456
Vanguard® Variable Insurance Fund:						
Diversified Value Portfolio	457	824	(367)	2,048	3,405	(1,357)
Equity Income Portfolio	9,470	5,731	3,739	13,206	10,059	3,147
Small Company Growth Portfolio	916	1,760	(844)	4,394	3,944	450
Wanger Advisors Trust:						
Wanger International	1,863,069	1,094,125	768,944	1,138,151	627,154	510,997
Wanger Select	2,768,704	1,782,379	986,325	1,954,522	1,171,233	783,289
Wanger USA	1,143,820	717,960	425,860	717,662	429,280	288,382
Washington Mutual Investors Fund℠, Inc.:						
Washington Mutual Investors Fund℠, Inc. - Class R-3	193,839	211,201	(17,362)	156,376	198,110	(41,734)
Washington Mutual Investors Fund℠, Inc. - Class R-4	2,121,584	2,260,584	(139,000)	2,240,754	1,925,212	315,542
Wells Fargo Funds Trust:						
Wells Fargo Advantage Small Cap Value Fund - Class A	1,874	812	1,062	2,101	361	1,740
Wells Fargo Advantage Special Small Cap Values Fund - Class A	1,213,703	1,269,628	(55,925)	1,105,049	958,702	146,347

9. Unit Summary

A summary of units outstanding at December 31, 2010 follows:

Division/Contract	Units	Unit Value	Extended Value
Alger Green Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP11	142.286	$ 9.00	$ 1,281
ING MAP PLUS NP19	240.760	8.90	2,143
Qualified VI	33,326.820	14.02	467,242
Qualified XII (0.25)	5.599	14.25	80
Qualified XII (0.30)	18.657	14.24	266
Qualified XII (0.50)	348.932	14.19	4,951
Qualified XII (0.55)	80.749	14.18	1,145
Qualified XII (0.60)	29.502	14.17	418
Qualified XII (0.65)	229.839	14.16	3,255
Qualified XII (0.70)	825.986	14.14	11,679
Qualified XII (0.75)	4,296.975	14.13	60,716
Qualified XII (0.80)	2,218.212	14.12	31,321
Qualified XII (0.85)	10,105.299	14.11	142,586
Qualified XII (0.90)	1,784.305	14.10	25,159
Qualified XII (0.95)	5,973.217	14.09	84,163
Qualified XII (1.00)	20,222.093	14.07	284,525
Qualified XII (1.05)	275.815	14.06	3,878
Qualified XII (1.10)	913.817	14.05	12,839
Qualified XII (1.15)	722.714	14.04	10,147
Qualified XII (1.25)	1,497.402	14.02	20,994
Qualified XII (1.40)	36.592	13.98	512
Qualified XII (1.45)	8.102	13.97	113
Qualified XII (1.50)	680.335	13.96	9,497
Qualified XVI	1,139.921	13.96	15,913
Qualified XXVII	26,163.663	14.36	375,710
Qualified XXXIV	1,259.696	14.10	17,762
Qualified XXXVIII	1,724.343	14.31	24,675
Qualified LIV	99.923	14.12	1,411
	114,371.554		$ 1,614,381
AllianceBernstein Growth and Income Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	4.338	$ 10.79	$ 47
ING MAP PLUS NP11	80.871	10.72	867
ING MAP PLUS NP13	3,052.710	10.64	32,481
ING MAP PLUS NP15	4,033.506	10.57	42,634
ING MAP PLUS NP17	2,543.494	10.50	26,707
ING MAP PLUS NP21	418.747	10.35	4,334
ING MAP PLUS NP23	205.058	10.28	2,108
ING MAP PLUS NP26	1,141.708	10.17	11,611
ING MAP PLUS NP27	6,965.607	10.14	70,631
	18,446.039		$ 191,420

Division/Contract	Units	Unit Value		Extended Value
AllianceBernstein Growth and Income Portfolio - Class A				
Contracts in accumulation period:				
Qualified X (1.15)	16,324.472	$	11.00	$ 179,569
Qualified X (1.25)	24,674.292		10.93	269,690
Qualified XVIII	718.913		11.11	7,987
	41,717.677			$ 457,246
Allianz NFJ Dividend Value Fund - Class A				
Contracts in accumulation period:				
ING MAP PLUS NP11	9,393.032	$	13.74	$ 129,060
ING MAP PLUS NP17	9,418.871		13.67	128,756
	18,811.903			$ 257,816
Allianz NFJ Large-Cap Value Fund - Institutional Class				
Contracts in accumulation period:				
Qualified VI	426.395	$	7.78	$ 3,317
Qualified XLII	228,628.215		8.04	1,838,171
Qualified LIV	4,827.465		7.87	37,992
	233,882.075			$ 1,879,480
Allianz NFJ Small-Cap Value Fund - Class A				
Contracts in accumulation period:				
ING MAP PLUS NP8	58.467	$	18.40	$ 1,076
ING MAP PLUS NP11	1,780.612		18.21	32,425
ING MAP PLUS NP14	6,784.036		18.02	122,248
ING MAP PLUS NP15	459.308		17.96	8,249
ING MAP PLUS NP17	897.546		17.83	16,003
ING MAP PLUS NP18	676.313		17.77	12,018
ING MAP PLUS NP21	6,260.159		17.59	110,116
ING MAP PLUS NP22	1,642.982		17.53	28,801
ING MAP PLUS NP23	1,799.579		17.47	31,439
ING MAP PLUS NP28	2,043.783		17.17	35,092
ING MAP PLUS NP30	34.874		17.05	595
	22,437.659			$ 398,062
Amana Growth Fund				
Contracts in accumulation period:				
ING Custom Choice 65	6.329	$	14.24	$ 90
ING MAP PLUS NP11	39.732		14.16	563
ING MAP PLUS NP13	343.931		14.13	4,860
ING MAP PLUS NP15	800.731		14.11	11,298
ING MAP PLUS NP17	12,285.216		14.09	173,099
ING MAP PLUS NP18	3,003.397		14.08	42,288
ING MAP PLUS NP26	7.345		13.98	103
ING MAP PLUS NP29	2,017.072		13.95	28,138
Qualified VI	244,636.137		14.04	3,434,691
Qualified XII (0.00)	7,388.336		11.30	83,488
Qualified XII (0.05)	50,613.646		14.33	725,294
Qualified XII (0.30)	19,115.914		11.22	214,481
Qualified XII (0.40)	8,672.755		11.19	97,048
Qualified XII (0.50)	10,061.850		11.16	112,290
Qualified XII (0.55)	2,070.152		11.15	23,082

Division/Contract	Units	Unit Value	Extended Value
Amana Growth Fund (continued)			
Qualified XII (0.60)	4,017.450	$ 11.14	$ 44,754
Qualified XII (0.65)	16,015.825	11.12	178,096
Qualified XII (0.70)	4,040.869	11.11	44,894
Qualified XII (0.75)	151,347.197	11.10	1,679,954
Qualified XII (0.80)	45,563.625	11.08	504,845
Qualified XII (0.85)	109,430.814	11.07	1,211,399
Qualified XII (0.90)	6,226.377	11.06	68,864
Qualified XII (0.95)	52,828.397	11.05	583,754
Qualified XII (1.00)	568,786.242	11.03	6,273,712
Qualified XII (1.05)	1,776.669	11.02	19,579
Qualified XII (1.10)	4,653.992	11.01	51,240
Qualified XII (1.15)	1,331.490	10.99	14,633
Qualified XII (1.20)	10,857.039	10.98	119,210
Qualified XII (1.25)	23,837.513	10.97	261,498
Qualified XII (1.40)	1,136.236	10.93	12,419
Qualified XII (1.45)	225.330	10.92	2,461
Qualified XII (1.50)	577.525	10.90	6,295
Qualified XVI	6,550.732	13.98	91,579
Qualified XXVII	94,190.438	14.28	1,345,039
Qualified XXXIV	179.998	11.09	1,996
Qualified XXXVIII	6,036.157	11.30	68,209
Qualified LIV	24,478.852	14.15	346,376
Qualified LVI	8,271.151	14.27	118,029
	1,503,422.461		$ 17,999,648
Amana Income Fund			
Contracts in accumulation period:			
ING Custom Choice 62	181.397	$ 13.31	$ 2,414
ING Custom Choice 65	6.693	13.50	90
ING MAP PLUS NP9	2,481.994	13.44	33,358
ING MAP PLUS NP11	1,497.600	13.42	20,098
ING MAP PLUS NP15	606.700	13.37	8,112
ING MAP PLUS NP19	106.674	13.33	1,422
ING MAP PLUS NP22	215.068	13.30	2,860
ING MAP PLUS NP23	260.980	13.29	3,468
ING MAP PLUS NP26	289.122	13.25	3,831
ING MAP PLUS NP27	759.727	13.24	10,059
Qualified VI	376,353.079	13.31	5,009,259
Qualified XII (0.05)	47,509.327	13.58	645,177
Qualified XII (0.30)	21,014.846	11.18	234,946
Qualified XII (0.40)	7,768.255	11.16	86,694
Qualified XII (0.50)	7,440.479	11.13	82,813
Qualified XII (0.55)	604.365	11.12	6,721
Qualified XII (0.60)	3,093.886	11.10	34,342
Qualified XII (0.65)	18,743.261	11.09	207,863
Qualified XII (0.70)	1,701.958	11.08	18,858
Qualified XII (0.75)	477,897.084	11.07	5,290,321
Qualified XII (0.80)	86,108.101	11.05	951,495

Division/Contract	Units	Unit Value		Extended Value
Amana Income Fund (continued)				
Qualified XII (0.85)	196,017.764	$	11.04	$ 2,164,036
Qualified XII (0.90)	24,649.199		11.03	271,881
Qualified XII (0.95)	67,671.353		11.01	745,062
Qualified XII (1.00)	600,684.463		11.00	6,607,529
Qualified XII (1.05)	49.525		10.99	544
Qualified XII (1.10)	22,452.877		10.97	246,308
Qualified XII (1.15)	3,566.776		10.96	39,092
Qualified XII (1.20)	1,126.916		10.95	12,340
Qualified XII (1.25)	32,394.657		10.94	354,398
Qualified XII (1.40)	941.851		10.90	10,266
Qualified XII (1.50)	564.870		10.87	6,140
Qualified XVI	9,969.807		13.25	132,100
Qualified XXVI	504.915		13.38	6,756
Qualified XXVII	356,863.067		13.81	4,928,279
Qualified XXXIV	1,325.660		11.06	14,662
Qualified XXXVIII	16,394.101		11.26	184,598
Qualified LIV	71,150.415		13.41	954,127
Qualified LVI	5,517.154		13.53	74,647
	2,466,485.966			$ 29,406,966
American Balanced Fund® - Class R-3				
Contracts in accumulation period:				
ING MAP PLUS NP1	11,423.779	$	13.05	$ 149,080
ING MAP PLUS NP3	152.211		12.96	1,973
ING MAP PLUS NP4	9,383.373		12.91	121,139
ING MAP PLUS NP6	1,992.105		12.82	25,539
ING MAP PLUS NP8	5,760.101		12.74	73,384
ING MAP PLUS NP9	78,894.600		12.69	1,001,172
ING MAP PLUS NP10	69,207.715		12.65	875,478
ING MAP PLUS NP11	13,237.948		12.61	166,931
ING MAP PLUS NP13	670.381		12.52	8,393
ING MAP PLUS NP14	65,995.188		12.48	823,620
ING MAP PLUS NP15	28,304.316		12.43	351,823
ING MAP PLUS NP16	2,053.288		12.39	25,440
ING MAP PLUS NP17	25,092.562		12.35	309,893
ING MAP PLUS NP18	35.269		12.30	434
ING MAP PLUS NP19	25,407.363		12.26	311,494
ING MAP PLUS NP20	67,685.214		12.22	827,113
ING MAP PLUS NP21	51,023.869		12.18	621,471
ING MAP PLUS NP23	8,570.569		12.09	103,618
ING MAP PLUS NP25	3,422.062		12.01	41,099
ING MAP PLUS NP26	7,492.519		11.97	89,685
ING MAP PLUS NP27	10,654.655		11.93	127,110
ING MAP PLUS NP28	8,672.063		11.89	103,111
ING MAP PLUS NP29	1,157.403		11.85	13,715
ING MAP PLUS NP30	68.015		11.80	803
ING MAP PLUS NP32	385.450		11.72	4,517
	496,742.018			$ 6,178,035

Division/Contract	Units	Unit Value	Extended Value
American Century Inflation-Adjusted Bond Fund - Investor Class			
Contracts in accumulation period:			
ING Custom Choice 62	2,104.238	$ 11.14	$ 23,441
ING MAP PLUS NP11	35,658.062	11.22	400,083
ING MAP PLUS NP14	5,770.357	11.19	64,570
ING MAP PLUS NP15	4,166.554	11.18	46,582
ING MAP PLUS NP16	1,202.211	11.17	13,429
ING MAP PLUS NP17	5,574.323	11.16	62,209
ING MAP PLUS NP26	2,756.093	11.08	30,538
ING MAP PLUS NP27	704.018	11.07	7,793
ING MAP PLUS NP32	28.078	11.02	309
Qualified VI	259,552.225	11.14	2,891,412
Qualified VIII	182.595	11.14	2,034
Qualified XII (0.00)	4,533.848	11.37	51,550
Qualified XII (0.25)	1,690.159	11.33	19,150
Qualified XII (0.30)	4,052.776	11.32	45,877
Qualified XII (0.40)	6,968.221	11.30	78,741
Qualified XII (0.50)	13,724.543	11.28	154,813
Qualified XII (0.55)	1,558.145	11.27	17,560
Qualified XII (0.60)	172.317	11.26	1,940
Qualified XII (0.65)	3,829.509	11.25	43,082
Qualified XII (0.70)	8,013.781	11.24	90,075
Qualified XII (0.75)	80,967.835	11.23	909,269
Qualified XII (0.80)	53,698.368	11.22	602,496
Qualified XII (0.85)	95,860.193	11.22	1,075,551
Qualified XII (0.90)	10,946.595	11.21	122,711
Qualified XII (0.95)	39,909.539	11.20	446,987
Qualified XII (1.00)	218,797.018	11.19	2,448,339
Qualified XII (1.05)	7,230.917	11.18	80,842
Qualified XII (1.10)	9,473.936	11.17	105,824
Qualified XII (1.15)	6,588.406	11.16	73,527
Qualified XII (1.20)	4,273.834	11.15	47,653
Qualified XII (1.25)	29,462.829	11.14	328,216
Qualified XII (1.40)	1,982.318	11.11	22,024
Qualified XII (1.45)	13.096	11.10	145
Qualified XII (1.50)	162.939	11.10	1,809
Qualified XVI	7,486.977	11.10	83,105
Qualified XXVI	1,747.172	11.21	19,586
Qualified XXVII	630,079.458	11.16	7,031,687
Qualified XXXIV	726.153	11.21	8,140
Qualified XXXVIII	1,163.517	11.37	13,229
Qualified XLIII	10.231	11.23	115
Qualified LIV	12,899.841	11.22	144,736
Qualified LVI	31,406.086	11.33	355,831
	1,607,129.311		$ 17,967,010

Division/Contract	Units	Unit Value	Extended Value
American Century Income & Growth Fund - A Class			
Contracts in accumulation period:			
Qualified XII (1.00)	137.729	$ 30.99	$ 4,268
Qualified XXVII	508,570.728	10.02	5,095,879
	508,708.457		$ 5,100,147
Ariel Appreciation Fund			
Contracts in accumulation period:			
ING MAP PLUS NP9	18,154.303	$ 13.61	$ 247,080
ING MAP PLUS NP11	8,672.999	13.52	117,259
ING MAP PLUS NP13	873.034	13.42	11,716
ING MAP PLUS NP14	17,980.448	13.38	240,578
ING MAP PLUS NP15	11,000.901	13.33	146,642
ING MAP PLUS NP17	128.473	13.24	1,701
ING MAP PLUS NP21	746.453	13.06	9,749
ING MAP PLUS NP22	330.206	13.01	4,296
ING MAP PLUS NP23	1,102.665	12.97	14,302
ING MAP PLUS NP26	296.039	12.83	3,798
ING MAP PLUS NP28	86.296	12.74	1,099
ING MAP PLUS NP29	1,371.705	12.70	17,421
ING MAP PLUS NP32	305.680	12.57	3,842
ING MAP PLUS NP36	1,104.699	12.40	13,698
	62,153.901		$ 833,181
Ariel Fund			
Contracts in accumulation period:			
ING Custom Choice 65	930.772	$ 11.60	$ 10,797
ING MAP PLUS NP8	1,414.792	13.15	18,605
ING MAP PLUS NP9	19,528.075	13.10	255,818
ING MAP PLUS NP13	2,851.362	12.92	36,840
ING MAP PLUS NP14	4,052.207	12.88	52,192
ING MAP PLUS NP15	27,855.400	12.83	357,385
ING MAP PLUS NP17	28,438.710	12.75	362,594
ING MAP PLUS NP18	32.628	12.70	414
ING MAP PLUS NP19	1,753.667	12.66	22,201
ING MAP PLUS NP20	15,794.013	12.61	199,163
ING MAP PLUS NP21	4,653.745	12.57	58,498
ING MAP PLUS NP23	2,209.303	12.48	27,572
ING MAP PLUS NP25	1,043.218	12.40	12,936
ING MAP PLUS NP26	78.495	12.35	969
ING MAP PLUS NP27	91.034	12.31	1,121
ING MAP PLUS NP28	133.079	12.27	1,633
ING MAP PLUS NP29	1,557.527	12.23	19,049
ING MAP PLUS NP30	1,008.679	12.19	12,296
ING MAP PLUS NP36	139.029	11.94	1,660
Qualified VI	38,753.764	11.54	447,218
Qualified XII (0.40)	116.483	17.82	2,076
Qualified XII (0.50)	850.133	17.66	15,013
Qualified XII (0.60)	690.957	17.49	12,085
Qualified XII (0.65)	81.291	17.41	1,415

Division/Contract	Units	Unit Value	Extended Value
Ariel Fund (continued)			
Qualified XII (0.70)	372.541	$ 17.33	$ 6,456
Qualified XII (0.75)	1,128.513	17.24	19,456
Qualified XII (0.80)	4,218.425	17.16	72,388
Qualified XII (0.85)	10,374.292	11.57	120,031
Qualified XII (0.95)	7,375.191	11.56	85,257
Qualified XII (1.00)	14,348.670	11.56	165,871
Qualified XII (1.10)	1,807.726	11.55	20,879
Qualified XII (1.15)	3,186.432	11.55	36,803
Qualified XII (1.25)	828.259	11.54	9,558
Qualified XVI	155.133	11.52	1,787
Qualified XXVI	1,103.376	11.57	12,766
Qualified XXXIV	1,532.066	11.57	17,726
Qualified XXXVIII	520.789	11.63	6,057
Qualified LIV	383.411	11.57	4,436
Qualified LVI	752.281	11.62	8,742
	202,145.468		$ 2,517,763
Artisan International Fund - Investor Shares			
Contracts in accumulation period:			
ING Custom Choice 62	110.442	$ 8.03	$ 887
ING Custom Choice 65	495.816	8.21	4,071
ING MAP PLUS NP12	29.961	13.98	419
ING MAP PLUS NP26	136.904	13.82	1,892
Qualified VI	133,229.090	8.03	1,069,830
Qualified XII (0.25)	1,949.425	8.58	16,726
Qualified XII (0.30)	1,233.043	8.57	10,567
Qualified XII (0.40)	1,807.999	8.54	15,440
Qualified XII (0.50)	4,306.853	8.51	36,651
Qualified XII (0.55)	112.386	8.49	954
Qualified XII (0.60)	3,884.348	8.47	32,900
Qualified XII (0.65)	414.158	8.46	3,504
Qualified XII (0.70)	2,252.281	8.44	19,009
Qualified XII (0.75)	2,918.325	8.43	24,601
Qualified XII (0.80)	13,638.499	8.41	114,700
Qualified XII (0.85)	40,838.826	8.40	343,046
Qualified XII (0.90)	4,945.573	8.38	41,444
Qualified XII (0.95)	12,494.024	8.37	104,575
Qualified XII (1.00)	37,024.902	8.35	309,158
Qualified XII (1.05)	931.061	8.34	7,765
Qualified XII (1.10)	653.382	8.32	5,436
Qualified XII (1.15)	1,648.113	8.31	13,696
Qualified XII (1.20)	3.726	8.29	31
Qualified XII (1.25)	15,857.721	8.27	131,143
Qualified XII (1.40)	2,393.558	8.23	19,699
Qualified XIII	1,035.382	8.09	8,376
Qualified XVI	4,387.672	7.98	35,014
Qualified XXVI	60.548	8.10	490
Qualified XXXIV	119.460	8.15	974
Qualified XXXVIII	139.896	8.30	1,161

Division/Contract	Units	Unit Value	Extended Value
Artisan International Fund - Investor Shares (continued)			
Qualified LIV	15,170.770	$ 8.12	$ 123,187
Qualified LVI	1,508.421	8.24	12,429
	305,732.565		$ 2,509,775
Aston/Optimum Mid Cap Fund - Class N			
Contracts in accumulation period:			
Qualified VI	93,779.609	$ 11.71	$ 1,098,159
Qualified XII (0.30)	4,983.736	11.79	58,758
Qualified XII (0.40)	6,002.008	11.78	70,704
Qualified XII (0.55)	1,048.616	11.77	12,342
Qualified XII (0.60)	469.131	11.76	5,517
Qualified XII (0.65)	164.294	11.76	1,932
Qualified XII (0.75)	3,545.755	11.75	41,663
Qualified XII (0.80)	12,838.991	11.75	150,858
Qualified XII (0.85)	20,465.667	11.74	240,267
Qualified XII (0.90)	1,045.826	11.74	12,278
Qualified XII (0.95)	8,688.705	11.74	102,005
Qualified XII (1.00)	75,770.350	11.73	888,786
Qualified XII (1.10)	1,921.052	11.72	22,515
Qualified XII (1.15)	2,446.398	11.72	28,672
Qualified XII (1.25)	3,904.637	11.71	45,723
Qualified XII (1.40)	10.194	11.70	119
Qualified XVI	170.902	11.69	1,998
Qualified XXXIV	88.323	11.74	1,037
Qualified LIV	11,025.460	11.75	129,549
Qualified LVI	1,035.755	11.79	12,212
	249,405.409		$ 2,925,094
BlackRock Equity Dividend Fund - Investor A Shares			
Contracts in accumulation period:			
ING MAP PLUS NP15	15,479.435	$ 11.80	$ 182,657
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares			
Contracts in accumulation period:			
ING Custom Choice 65	39.810	$ 15.86	$ 631
ING MAP PLUS NP11	110.774	15.80	1,750
ING MAP PLUS NP15	2,009.838	15.75	31,655
Qualified VI	73,296.452	15.64	1,146,357
Qualified XII (0.30)	4,253.479	15.88	67,545
Qualified XII (0.40)	977.814	15.86	15,508
Qualified XII (0.50)	1,890.907	15.83	29,933
Qualified XII (0.55)	509.367	15.82	8,058
Qualified XII (0.60)	209.691	15.80	3,313
Qualified XII (0.65)	432.271	15.79	6,826
Qualified XII (0.70)	1,150.088	15.78	18,148
Qualified XII (0.75)	7,030.573	15.77	110,872
Qualified XII (0.80)	4,782.494	15.75	75,324
Qualified XII (0.85)	10,706.729	15.74	168,524
Qualified XII (0.90)	1,879.584	15.73	29,566
Qualified XII (0.95)	11,020.856	15.71	173,138

**VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements**

Division/Contract	Units	Unit Value	Extended Value
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares (continued)			
Qualified XII (1.00)	42,610.687	$ 15.70	$ 668,988
Qualified XII (1.05)	87.152	15.69	1,367
Qualified XII (1.10)	2,378.367	15.67	37,269
Qualified XII (1.25)	7,661.496	15.64	119,826
Qualified XII (1.40)	1,474.381	15.60	23,000
Qualified XII (1.45)	349.829	15.58	5,450
Qualified XII (1.50)	73.756	15.57	1,148
Qualified XVI	989.977	15.57	15,414
Qualified XXVII	101,850.053	16.16	1,645,897
Qualified XXXVIII	1,186.838	15.96	18,942
Qualified XLIII	175.202	15.77	2,763
Qualified LIV	1,499.650	15.75	23,619
Qualified LVI	4,078.188	15.90	64,843
	284,716.303		$ 4,515,674
The Bond Fund of America^{SM}, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	345.611	$ 10.45	$ 3,612
Qualified VI	203,372.885	10.45	2,125,247
Qualified XII (0.25)	2,488.601	10.73	26,703
Qualified XII (0.30)	1,059.592	10.72	11,359
Qualified XII (0.40)	12,417.783	10.69	132,746
Qualified XII (0.50)	22,175.699	10.66	236,393
Qualified XII (0.55)	1,008.035	10.65	10,736
Qualified XII (0.60)	2,586.154	10.63	27,491
Qualified XII (0.65)	18,185.657	10.62	193,132
Qualified XII (0.70)	4,938.043	10.60	52,343
Qualified XII (0.75)	44,390.990	10.59	470,101
Qualified XII (0.80)	55,689.704	10.58	589,197
Qualified XII (0.85)	78,641.855	10.56	830,458
Qualified XII (0.90)	3,960.106	10.55	41,779
Qualified XII (0.95)	78,000.055	10.53	821,341
Qualified XII (1.00)	167,024.809	10.52	1,757,101
Qualified XII (1.05)	5,279.769	10.51	55,490
Qualified XII (1.10)	10,127.035	10.49	106,233
Qualified XII (1.15)	6,707.653	10.48	70,296
Qualified XII (1.20)	936.708	10.46	9,798
Qualified XII (1.25)	25,300.241	10.45	264,388
Qualified XII (1.40)	13,627.657	10.41	141,864
Qualified XII (1.45)	80.276	10.39	834
Qualified XII (1.50)	59.372	10.38	616
Qualified XIII	17.116	10.53	180
Qualified XV	3,318.860	10.53	34,948
Qualified XVI	1,345.684	10.38	13,968
Qualified XXVI	66.363	10.55	700
Qualified XXXIV	21.754	10.60	231
Qualified XXXVIII	917.124	10.80	9,905
Qualified LIV	11,280.705	10.58	119,350
Qualified LVI	4,827.116	10.73	51,795
	780,199.012		$ 8,210,335

Division/Contract	Units	Unit Value	Extended Value
Calvert VP SRI Balanced Portfolio			
Currently payable annuity contracts:	16,460.184	$ 11.79	$ 194,066
Contracts in accumulation period:			
ING Custom Choice 62	748.640	11.43	8,557
Qualified V	283.722	23.08	6,548
Qualified VI	504,097.537	23.06	11,624,489
Qualified VIII	4,836.543	20.92	101,180
Qualified X (1.15)	15,354.844	11.97	183,797
Qualified X (1.25)	58,823.392	11.82	695,292
Qualified XII (0.05)	5,499.634	25.97	142,825
Qualified XII (0.20)	3,282.102	13.70	44,965
Qualified XII (0.25)	3,077.727	13.61	41,888
Qualified XII (0.30)	6,427.765	13.53	86,968
Qualified XII (0.35)	210.813	13.44	2,833
Qualified XII (0.40)	6,535.988	18.67	122,027
Qualified XII (0.50)	12,450.154	13.50	168,077
Qualified XII (0.55)	6,429.471	13.11	84,290
Qualified XII (0.60)	7,589.793	13.02	98,819
Qualified XII (0.65)	96,057.092	12.94	1,242,979
Qualified XII (0.70)	47,040.293	12.86	604,938
Qualified XII (0.75)	39,320.678	12.78	502,518
Qualified XII (0.80)	94,090.806	13.37	1,257,994
Qualified XII (0.85)	132,391.400	17.72	2,345,976
Qualified XII (0.90)	10,651.562	13.10	139,535
Qualified XII (0.95)	107,927.700	17.46	1,884,418
Qualified XII (1.00)	298,260.031	17.33	5,168,846
Qualified XII (1.05)	8,227.936	17.21	141,603
Qualified XII (1.10)	39,975.752	17.08	682,786
Qualified XII (1.15)	10,333.634	16.96	175,258
Qualified XII (1.20)	6,420.677	16.83	108,060
Qualified XII (1.25)	32,467.734	16.71	542,536
Qualified XII (1.30)	10.354	16.59	172
Qualified XII (1.35)	179.480	16.47	2,956
Qualified XII (1.40)	14,560.885	16.35	238,070
Qualified XII (1.45)	2,356.362	16.23	38,244
Qualified XII (1.50)	177.255	16.11	2,856
Qualified XV	3,675.386	24.05	88,393
Qualified XVI	23,312.440	22.28	519,401
Qualified XVII	504.386	23.06	11,631
Qualified XVIII	1,153.645	11.82	13,636
Qualified XXVII	388,656.590	31.39	12,199,930
Qualified XXVIII	93,875.578	31.14	2,923,285
Qualified XXXIV	4,001.657	9.38	37,536
Qualified XXXVI	577.560	12.22	7,058
Qualified XXXVIII	56,141.703	9.55	536,153
Qualified LIV	6,678.941	11.30	75,472
Qualified LVI	10,784.414	11.55	124,560
	2,181,920.240		$ 45,223,421

Division/Contract	Units	Unit Value	Extended Value
Capital World Growth & Income Fund^{SM}, Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP5	36.327	$ 13.80	$ 501
ING MAP PLUS NP11	13,517.117	13.73	185,590
ING MAP PLUS NP12	176.147	13.72	2,417
ING MAP PLUS NP13	829.672	13.71	11,375
ING MAP PLUS NP14	6,416.594	13.69	87,843
ING MAP PLUS NP15	4,176.094	13.68	57,129
ING MAP PLUS NP17	867.813	13.66	11,854
ING MAP PLUS NP26	484.045	13.56	6,564
	26,503.809		$ 363,273
Columbia^{SM} Acorn Fund® - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP16	422.418	$ 13.23	$ 5,589
ING MAP PLUS NP20	230.520	13.20	3,043
	652.938		$ 8,632
Columbia^{SM} Acorn Fund® - Class Z			
Contracts in accumulation period:			
Qualified VI	2,721.826	$ 10.87	$ 29,586
Qualified XV	711.152	10.96	7,794
Qualified XLII	627,838.205	11.24	7,056,901
Qualified XLIII	27.793	11.04	307
	631,298.976		$ 7,094,588
Columbia Mid Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP8	3,406.757	$ 9.82	$ 33,454
ING MAP PLUS NP11	687.509	9.78	6,724
ING MAP PLUS NP15	6,274.030	9.73	61,046
ING MAP PLUS NP20	308.209	9.67	2,980
ING MAP PLUS NP22	407.226	9.64	3,926
ING MAP PLUS NP23	35.999	9.63	347
ING MAP PLUS NP25	1.779	9.60	17
ING MAP PLUS NP26	1,565.100	9.59	15,009
ING MAP PLUS NP28	3,831.732	9.57	36,670
ING MAP PLUS NP30	113.579	9.54	1,084
Qualified V	1.650	9.60	16
Qualified VI	57,829.459	9.64	557,476
Qualified XII (0.30)	1,470.200	9.89	14,540
Qualified XII (0.40)	267.287	9.86	2,635
Qualified XII (0.50)	865.374	9.83	8,507
Qualified XII (0.55)	1,257.356	9.82	12,347
Qualified XII (0.65)	3,023.029	9.79	29,595
Qualified XII (0.70)	154.095	9.78	1,507
Qualified XII (0.75)	1,953.678	9.77	19,087
Qualified XII (0.80)	16,670.929	9.76	162,708
Qualified XII (0.85)	23,623.691	9.74	230,095
Qualified XII (0.90)	2,326.734	9.73	22,639
Qualified XII (0.95)	11,917.715	9.72	115,840

Division/Contract	Units	Unit Value	Extended Value
Columbia Mid Cap Value Fund - Class A (continued)			
Qualified XII (1.00)	67,227.233	$ 9.70	$ 652,104
Qualified XII (1.05)	141.034	9.69	1,367
Qualified XII (1.10)	3,363.093	9.68	32,555
Qualified XII (1.15)	2,334.550	9.67	22,575
Qualified XII (1.20)	7,152.575	9.65	69,022
Qualified XII (1.25)	3,867.115	9.64	37,279
Qualified XII (1.40)	1,540.863	9.60	14,792
Qualified XII (1.45)	10.361	9.59	99
Qualified XII (1.50)	117.738	9.58	1,128
Qualified XIII	5,580.640	9.72	54,244
Qualified XVI	1,005.195	9.58	9,630
Qualified XVII	263.933	9.64	2,544
Qualified XXI	154,122.705	9.76	1,504,238
Qualified XXVI	640.706	9.73	6,234
Qualified LIV	12,205.040	9.76	119,121
Qualified LVI	1,170.409	9.90	11,587
	398,736.307		$ 3,876,768
Columbia Mid Cap Value Fund - Class Z			
Contracts in accumulation period:			
Qualified XLII	272,898.920	$ 10.03	$ 2,737,176
Qualified LIV	224.264	9.82	2,202
	273,123.184		$ 2,739,378
CRM Mid Cap Value Fund - Investor Shares			
Contracts in accumulation period:			
ING MAP PLUS NP6	302.914	$ 14.37	$ 4,353
ING MAP PLUS NP11	15,029.312	14.31	215,069
ING MAP PLUS NP23	249.090	14.17	3,530
ING MAP PLUS NP28	10.548	14.11	149
	15,591.864		$ 223,101
Dodge & Cox International Stock Fund			
Contracts in accumulation period:			
ING MAP PLUS NP18	298.592	$ 11.80	$ 3,523
DWS Equity 500 Index Fund - Class S			
Contracts in accumulation period:			
Qualified XII (1.00)	25,939.670	$ 13.53	$ 350,964
Eaton Vance Large-Cap Value Fund - Class R			
Contracts in accumulation period:			
ING MAP PLUS NP5	35.022	$ 13.40	$ 469
ING MAP PLUS NP11	1,464.869	13.33	19,527
ING MAP PLUS NP12	325.158	13.32	4,331
ING MAP PLUS NP14	1,037.780	13.30	13,802
ING MAP PLUS NP23	12.590	13.20	166
	2,875.419		$ 38,295

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	82,862.095	$ 18.12	$ 1,501,461
ING MAP PLUS NP3	1,117.897	18.00	20,122
ING MAP PLUS NP4	28,770.000	17.93	515,846
ING MAP PLUS NP5	148.550	17.87	2,655
ING MAP PLUS NP6	32,763.450	17.81	583,517
ING MAP PLUS NP8	106,406.280	17.69	1,882,327
ING MAP PLUS NP9	103,112.965	17.63	1,817,882
ING MAP PLUS NP10	9,154.775	17.57	160,849
ING MAP PLUS NP11	32,519.034	17.50	569,083
ING MAP PLUS NP12	24,929.894	17.44	434,777
ING MAP PLUS NP13	5,634.047	17.38	97,920
ING MAP PLUS NP14	92,840.598	17.32	1,607,999
ING MAP PLUS NP15	69,478.573	17.26	1,199,200
ING MAP PLUS NP16	1,038.554	17.21	17,874
ING MAP PLUS NP17	34,720.896	17.15	595,463
ING MAP PLUS NP18	2,215.963	17.09	37,871
ING MAP PLUS NP19	11,853.947	17.03	201,873
ING MAP PLUS NP20	11,134.319	16.97	188,949
ING MAP PLUS NP21	19,391.280	16.91	327,907
ING MAP PLUS NP22	11,684.948	16.85	196,891
ING MAP PLUS NP23	4,511.778	16.79	75,753
ING MAP PLUS NP24	1,376.959	16.74	23,050
ING MAP PLUS NP25	9,993.468	16.68	166,691
ING MAP PLUS NP26	18,795.729	16.62	312,385
ING MAP PLUS NP27	4,925.708	16.56	81,570
ING MAP PLUS NP28	8,914.715	16.51	147,182
ING MAP PLUS NP29	4,872.972	16.45	80,160
ING MAP PLUS NP30	3,655.300	16.39	59,910
ING MAP PLUS NP32	2,497.260	16.28	40,655
ING MAP PLUS NP36	413.842	16.06	6,646
	741,735.796		$ 12,954,468
EuroPacific Growth Fund® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	12,397.782	$ 17.55	$ 217,581
ING Custom Choice 65	1,614.325	15.78	25,474
Qualified V	3,419.290	16.67	57,000
Qualified VI	3,213,484.867	16.85	54,147,220
Qualified XII (0.00)	62,986.168	18.31	1,153,277
Qualified XII (0.05)	294,460.751	18.28	5,382,743
Qualified XII (0.10)	79.427	18.19	1,445
Qualified XII (0.25)	202,203.902	18.01	3,641,692
Qualified XII (0.30)	47,858.565	17.95	859,061
Qualified XII (0.35)	1,478.955	17.89	26,459
Qualified XII (0.40)	122,565.818	17.83	2,185,349
Qualified XII (0.50)	2,104,934.853	17.71	37,278,396
Qualified XII (0.55)	208,391.049	17.65	3,678,102

Division/Contract	Units	Unit Value	Extended Value
EuroPacific Growth Fund® - Class R-4 (continued)			
Qualified XII (0.60)	46,705.454	$ 17.60	$ 822,016
Qualified XII (0.65)	592,960.246	17.54	10,400,523
Qualified XII (0.70)	139,278.528	17.48	2,434,589
Qualified XII (0.75)	1,060,345.019	17.42	18,471,210
Qualified XII (0.80)	543,310.846	17.36	9,431,876
Qualified XII (0.85)	835,650.652	17.30	14,456,756
Qualified XII (0.90)	87,916.141	17.25	1,516,553
Qualified XII (0.95)	568,796.226	17.19	9,777,607
Qualified XII (1.00)	2,929,335.431	17.13	50,179,516
Qualified XII (1.05)	44,835.524	17.07	765,342
Qualified XII (1.10)	89,023.500	17.02	1,515,180
Qualified XII (1.15)	109,782.360	16.96	1,861,909
Qualified XII (1.20)	28,713.590	16.90	485,260
Qualified XII (1.25)	202,268.109	16.85	3,408,218
Qualified XII (1.30)	552.971	16.79	9,284
Qualified XII (1.35)	236.413	16.74	3,958
Qualified XII (1.40)	17,714.525	16.68	295,478
Qualified XII (1.45)	2,183.710	16.63	36,315
Qualified XII (1.50)	1,234.920	16.57	20,463
Qualified XV	11,421.759	17.19	196,340
Qualified XVI	85,362.881	16.57	1,414,463
Qualified XVII	604.459	16.98	10,264
Qualified XXI	32,304.704	17.36	560,810
Qualified XXVI	1,386.769	17.29	23,977
Qualified XXVII	2,529,374.712	15.06	38,092,383
Qualified XXXIII (0.65)	26,203.054	18.26	478,468
Qualified XXXIV	6,540.812	8.81	57,625
Qualified XXXVIII	88,902.003	8.97	797,451
Qualified XLIII	5,315.275	8.81	46,828
Qualified LIV	192,690.138	15.55	2,996,332
Qualified LVI	38,645.603	15.90	614,465
	16,595,472.086		$ 279,835,258
Fidelity® Advisor New Insights Fund - Institutional Class			
Contracts in accumulation period:			
ING MAP PLUS NP11	1,363.038	$ 12.24	$ 16,684
ING MAP PLUS NP16	1,763.986	12.21	21,538
	3,127.024		$ 38,222

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class			
Currently payable annuity contracts:	253,938.565	$10.82 to $12.32	$ 3,123,187
Contracts in accumulation period:			
ING Custom Choice 62	4,901.101	11.64	57,049
ING Custom Choice 65	8,177.439	11.43	93,468
ING MAP PLUS NP1	22,736.811	11.89	270,341
ING MAP PLUS NP6	16,421.564	11.69	191,968
ING MAP PLUS NP8	2,224.157	11.61	25,822
ING MAP PLUS NP9	7,327.054	11.57	84,774
ING MAP PLUS NP11	14,225.864	11.49	163,455
ING MAP PLUS NP12	34,485.590	11.45	394,860
ING MAP PLUS NP14	1,589.182	11.37	18,069
ING MAP PLUS NP15	11,880.384	11.33	134,605
ING MAP PLUS NP17	7,150.550	11.25	80,444
ING MAP PLUS NP18	1,915.921	11.21	21,477
ING MAP PLUS NP19	2,368.437	11.18	26,479
ING MAP PLUS NP20	9,880.618	11.14	110,070
ING MAP PLUS NP22	270.575	11.06	2,993
ING MAP PLUS NP23	5,672.181	11.02	62,507
ING MAP PLUS NP26	6,967.246	10.91	76,013
ING MAP PLUS NP28	485.563	10.83	5,259
ING MAP PLUS NP29	3,568.935	10.80	38,544
ING MAP PLUS NP30	998.467	10.76	10,744
ING MAP PLUS NP32	63.546	10.68	679
ING MAP PLUS NP36	1,285.398	10.54	13,548
Qualified V	2,454.184	21.47	52,691
Qualified VI	2,949,902.102	22.08	65,133,838
Qualified VIII	1,624.755	21.98	35,712
Qualified X (1.15)	226,598.720	28.09	6,365,158
Qualified X (1.25)	249,907.340	27.63	6,904,940
Qualified XII (0.00)	430.027	14.69	6,317
Qualified XII (0.05)	115,297.341	24.87	2,867,445
Qualified XII (0.10)	247.623	14.50	3,591
Qualified XII (0.20)	62,511.001	14.32	895,158
Qualified XII (0.25)	132,700.721	14.23	1,888,331
Qualified XII (0.30)	153,468.735	14.14	2,170,048
Qualified XII (0.35)	8,243.727	14.05	115,824
Qualified XII (0.40)	127,694.317	21.27	2,716,058
Qualified XII (0.45)	47.221	13.88	655
Qualified XII (0.50)	1,303,759.817	14.34	18,695,916
Qualified XII (0.55)	144,480.096	13.70	1,979,377
Qualified XII (0.60)	74,751.695	13.62	1,018,118
Qualified XII (0.65)	690,766.371	13.53	9,346,069
Qualified XII (0.70)	194,844.287	13.45	2,620,656
Qualified XII (0.75)	254,136.135	13.36	3,395,259
Qualified XII (0.80)	702,972.677	14.48	10,179,044
Qualified XII (0.85)	400,125.830	20.19	8,078,541
Qualified XII (0.90)	59,876.928	14.07	842,468

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Initial Class (continued)			
Qualified XII (0.95)	616,364.605	$ 19.90	$ 12,265,656
Qualified XII (1.00)	1,228,889.273	19.76	24,282,852
Qualified XII (1.05)	82,239.132	19.61	1,612,709
Qualified XII (1.10)	149,410.731	19.47	2,909,027
Qualified XII (1.15)	120,131.145	19.33	2,322,135
Qualified XII (1.20)	34,665.958	19.19	665,240
Qualified XII (1.25)	130,320.915	19.05	2,482,613
Qualified XII (1.30)	14,649.310	18.91	277,018
Qualified XII (1.35)	79.644	18.77	1,495
Qualified XII (1.40)	14,681.711	18.63	273,520
Qualified XII (1.45)	4,969.632	18.50	91,938
Qualified XII (1.50)	2,066.636	18.36	37,943
Qualified XIII	2,294.374	23.07	52,931
Qualified XV	29,174.215	23.03	671,882
Qualified XVI	114,004.659	21.33	2,431,719
Qualified XVII	2,468.623	22.08	54,507
Qualified XVIII	8,510.500	27.63	235,145
Qualified XXVI	9,619.821	22.88	220,102
Qualified XXVII	1,979,608.496	23.73	46,976,110
Qualified XXVIII	1,187,420.963	23.53	27,940,015
Qualified XXXII	20,873.484	11.91	248,603
Qualified XXXIV	72,686.182	8.06	585,851
Qualified XXXVI	33,852.340	12.62	427,217
Qualified XXXVIII	51,840.903	8.21	425,614
Qualified XLIII	12,197.218	8.07	98,432
Qualified LIV	57,406.229	11.26	646,394
Qualified LVI	153,252.947	11.51	1,763,941
	14,409,056.444		$ 280,318,178
Fidelity® VIP Growth Portfolio - Initial Class			
Currently payable annuity contracts:	60,485.077	$ 11.99	$ 725,216
Contracts in accumulation period:			
ING Custom Choice 62	3,439.052	11.98	41,200
ING Custom Choice 65	22,646.298	12.67	286,929
ING MAP PLUS NP1	13,601.537	11.68	158,866
ING MAP PLUS NP11	3,640.324	11.29	41,099
ING MAP PLUS NP17	419.325	11.06	4,638
ING MAP PLUS NP18	6,039.169	11.02	66,552
ING MAP PLUS NP21	40.587	10.90	442
ING MAP PLUS NP23	23.183	10.83	251
ING MAP PLUS NP26	136.924	10.72	1,468
ING MAP PLUS NP30	316.637	10.57	3,347
Qualified V	399.974	19.02	7,608
Qualified VI	3,972,440.947	19.26	76,509,213
Qualified VIII	6,490.439	19.47	126,369
Qualified X (1.15)	325,156.454	27.24	8,857,262
Qualified X (1.25)	254,807.342	26.79	6,826,289
Qualified XII (0.05)	30,156.217	21.70	654,390

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Growth Portfolio - Initial Class (continued)			
Qualified XII (0.10)	90.700	$ 14.08	$ 1,277
Qualified XII (0.20)	76,606.700	13.90	1,064,833
Qualified XII (0.25)	161,664.025	13.82	2,234,197
Qualified XII (0.30)	243,468.759	13.73	3,342,826
Qualified XII (0.35)	17,804.512	13.64	242,854
Qualified XII (0.40)	81,622.631	19.51	1,592,458
Qualified XII (0.45)	277.761	13.47	3,741
Qualified XII (0.50)	399,938.992	14.06	5,623,142
Qualified XII (0.55)	189,894.811	13.30	2,525,601
Qualified XII (0.60)	171,423.111	13.22	2,266,214
Qualified XII (0.65)	1,703,427.568	13.14	22,383,038
Qualified XII (0.70)	194,985.297	13.05	2,544,558
Qualified XII (0.75)	263,349.373	12.97	3,415,641
Qualified XII (0.80)	500,714.296	14.12	7,070,086
Qualified XII (0.85)	833,328.679	18.52	15,433,247
Qualified XII (0.90)	66,372.337	13.61	903,328
Qualified XII (0.95)	574,550.247	18.25	10,485,542
Qualified XII (1.00)	1,635,220.046	18.12	29,630,187
Qualified XII (1.05)	57,947.387	17.99	1,042,473
Qualified XII (1.10)	202,496.292	17.86	3,616,584
Qualified XII (1.15)	92,733.906	17.73	1,644,172
Qualified XII (1.20)	45,184.216	17.60	795,242
Qualified XII (1.25)	122,305.757	17.47	2,136,682
Qualified XII (1.30)	10,044.518	17.34	174,172
Qualified XII (1.35)	2,397.857	17.21	41,267
Qualified XII (1.40)	28,008.824	17.09	478,671
Qualified XII (1.45)	5,392.139	16.96	91,451
Qualified XII (1.50)	5,693.884	16.84	95,885
Qualified XIII	3,549.736	20.12	71,421
Qualified XV	29,303.721	20.09	588,712
Qualified XVI	137,136.947	18.61	2,552,119
Qualified XVII	1,661.645	19.26	32,003
Qualified XVIII	16,265.681	26.79	435,758
Qualified XXI	16.617	20.44	340
Qualified XXVI	16,619.054	19.96	331,716
Qualified XXXII	25,564.541	11.82	302,173
Qualified XXXIII (0.65)	18.436	11.03	203
Qualified XXXIV	104,186.397	8.07	840,784
Qualified XXXVI	43,997.162	11.13	489,688
Qualified XXXVIII	135,780.700	8.22	1,116,117
Qualified XLIII	22,685.072	8.07	183,069
Qualified LIV	60,841.460	12.49	759,910
Qualified LVI	221,755.051	12.77	2,831,812
	13,206,566.331		$ 225,726,333

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP High Income Portfolio - Initial Class			
Currently payable annuity contracts:	5,176.903	$12.69 to $13.22	$ 68,391
Contracts in accumulation period:			
Qualified XXVII	597,036.643	12.28	7,331,610
Qualified XXVIII	209,901.722	12.18	2,556,603
	812,115.268		$ 9,956,604
Fidelity® VIP Overseas Portfolio - Initial Class			
Contracts in accumulation period:			
ING Custom Choice 65	1,534.974	$ 13.58	$ 20,845
Qualified V	823.646	17.97	14,801
Qualified VI	578,607.586	18.42	10,657,952
Qualified VIII	644.214	18.40	11,854
Qualified X (1.15)	71,459.350	19.30	1,379,165
Qualified X (1.25)	81,993.018	18.98	1,556,227
Qualified XII (0.05)	31,590.828	20.75	655,510
Qualified XII (0.20)	48,351.261	14.47	699,643
Qualified XII (0.25)	8,381.308	14.38	120,523
Qualified XII (0.30)	36,294.922	14.29	518,654
Qualified XII (0.35)	3,307.401	14.20	46,965
Qualified XII (0.40)	16,908.164	19.67	332,584
Qualified XII (0.45)	15.854	14.02	222
Qualified XII (0.50)	40,789.642	15.02	612,660
Qualified XII (0.55)	68,418.724	13.84	946,915
Qualified XII (0.60)	12,641.200	13.76	173,943
Qualified XII (0.65)	290,496.545	13.67	3,971,088
Qualified XII (0.70)	37,222.658	13.58	505,484
Qualified XII (0.75)	55,195.231	13.50	745,136
Qualified XII (0.80)	104,982.041	14.99	1,573,681
Qualified XII (0.85)	104,101.254	18.67	1,943,570
Qualified XII (0.90)	7,592.755	14.83	112,601
Qualified XII (0.95)	53,685.425	18.40	987,812
Qualified XII (1.00)	103,796.745	18.26	1,895,329
Qualified XII (1.05)	10,157.731	18.13	184,160
Qualified XII (1.10)	26,976.506	18.00	485,577
Qualified XII (1.15)	11,352.419	17.87	202,868
Qualified XII (1.20)	11,970.472	17.74	212,356
Qualified XII (1.25)	22,107.905	17.61	389,320
Qualified XII (1.30)	2,320.805	17.48	40,568
Qualified XII (1.40)	3,004.685	17.22	51,741
Qualified XII (1.45)	354.147	17.10	6,056
Qualified XII (1.50)	1,134.526	16.97	19,253
Qualified XV	7,757.921	19.22	149,107
Qualified XVI	29,686.343	17.80	528,417
Qualified XVII	1,699.855	18.42	31,311
Qualified XVIII	2,882.027	18.98	54,701
Qualified XXVI	1,821.218	19.09	34,767
Qualified XXVII	359,772.391	10.40	3,741,633
Qualified XXXII	1,648.891	14.54	23,975

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Overseas Portfolio - Initial Class (continued)			
Qualified XXXIV	7,458.988	$ 7.74	$ 57,733
Qualified XXXVI	2,005.345	15.74	31,564
Qualified XXXVIII	17,807.418	7.89	140,501
Qualified XLIII	1,272.752	7.75	9,864
Qualified LIV	7,274.841	13.38	97,337
Qualified LVI	26,622.675	13.68	364,198
	2,315,924.607		$ 36,340,171
Fidelity® VIP Contrafund® Portfolio - Initial Class			
Currently payable annuity contracts:	567,347.270	$ 15.49	$ 8,788,209
Contracts in accumulation period:			
ING Custom Choice 62	28,151.756	14.90	419,461
ING Custom Choice 65	39,059.673	14.05	548,788
ING MAP PLUS NP1	191,340.654	15.72	3,007,875
ING MAP PLUS NP3	2,962.980	15.61	46,252
ING MAP PLUS NP4	33,481.116	15.56	520,966
ING MAP PLUS NP6	33,101.050	15.45	511,411
ING MAP PLUS NP8	152,503.599	15.34	2,339,405
ING MAP PLUS NP9	141,619.213	15.29	2,165,358
ING MAP PLUS NP10	83,352.794	15.24	1,270,297
ING MAP PLUS NP11	67,925.260	15.19	1,031,785
ING MAP PLUS NP12	59,505.444	15.13	900,317
ING MAP PLUS NP13	17,569.420	15.08	264,947
ING MAP PLUS NP14	73,817.587	15.03	1,109,478
ING MAP PLUS NP15	60,538.233	14.98	906,863
ING MAP PLUS NP16	534.054	14.93	7,973
ING MAP PLUS NP17	65,183.699	14.87	969,282
ING MAP PLUS NP18	26,962.122	14.82	399,579
ING MAP PLUS NP19	17,372.346	14.77	256,590
ING MAP PLUS NP20	60,623.552	14.72	892,379
ING MAP PLUS NP21	31,699.503	14.67	465,032
ING MAP PLUS NP22	10,192.002	14.62	149,007
ING MAP PLUS NP23	24,191.572	14.57	352,471
ING MAP PLUS NP24	1,317.979	14.52	19,137
ING MAP PLUS NP25	27,242.003	14.47	394,192
ING MAP PLUS NP26	34,205.062	14.42	493,237
ING MAP PLUS NP27	14,886.937	14.37	213,925
ING MAP PLUS NP28	14,251.325	14.32	204,079
ING MAP PLUS NP29	12,891.325	14.27	183,959
ING MAP PLUS NP30	3,586.463	14.22	51,000
ING MAP PLUS NP32	1,154.462	14.12	16,301
ING MAP PLUS NP35	0.907	13.98	13
ING MAP PLUS NP36	1,041.325	13.93	14,506
Qualified V	1,895.223	31.88	60,420
Qualified VI	7,117,351.638	32.45	230,958,061
Qualified VIII	4,960.877	32.63	161,873
Qualified X (1.15)	315,648.793	37.03	11,688,475
Qualified X (1.25)	496,917.901	36.46	18,117,627

Division/Contract	Units	Unit Value	Extended Value
Fidelity® VIP Contrafund® Portfolio - Initial Class (continued)			
Qualified XII (0.00)	1,642,987.319	$12.98 to $22.13	$ 21,391,197
Qualified XII (0.05)	454,083.485	36.56	16,601,292
Qualified XII (0.10)	208.566	21.86	4,559
Qualified XII (0.20)	279,861.305	21.58	6,039,407
Qualified XII (0.25)	458,760.925	21.45	9,840,422
Qualified XII (0.30)	308,800.922	21.31	6,580,548
Qualified XII (0.35)	22,200.727	21.18	470,211
Qualified XII (0.40)	209,224.868	32.66	6,833,284
Qualified XII (0.45)	1,431.803	20.91	29,939
Qualified XII (0.50)	2,415,530.685	21.71	52,441,171
Qualified XII (0.55)	488,499.172	20.65	10,087,508
Qualified XII (0.60)	3,084,649.881	20.52	63,297,016
Qualified XII (0.65)	1,428,631.216	20.39	29,129,790
Qualified XII (0.70)	418,694.792	20.26	8,482,756
Qualified XII (0.75)	1,151,653.311	20.13	23,182,781
Qualified XII (0.80)	1,443,747.298	22.00	31,762,441
Qualified XII (0.85)	1,176,376.669	31.00	36,467,677
Qualified XII (0.90)	238,208.708	21.22	5,054,789
Qualified XII (0.95)	1,120,822.756	30.55	34,241,135
Qualified XII (1.00)	3,229,520.925	30.33	97,951,370
Qualified XII (1.05)	158,888.636	30.10	4,782,548
Qualified XII (1.10)	262,459.680	29.88	7,842,295
Qualified XII (1.15)	315,601.551	29.67	9,363,898
Qualified XII (1.20)	53,377.755	29.45	1,571,975
Qualified XII (1.25)	316,689.913	29.24	9,260,013
Qualified XII (1.30)	7,206.149	29.02	209,122
Qualified XII (1.35)	1,082.474	28.81	31,186
Qualified XII (1.40)	34,184.199	28.60	977,668
Qualified XII (1.45)	10,177.778	28.39	288,947
Qualified XII (1.50)	4,139.644	28.18	116,655
Qualified XIII	5,093.140	33.90	172,657
Qualified XV	37,469.956	33.85	1,268,358
Qualified XVI	180,285.930	31.35	5,651,964
Qualified XVII	15,244.209	32.45	494,675
Qualified XVIII	18,887.698	36.46	688,645
Qualified XXI	191,495.615	34.44	6,595,109
Qualified XXVI	5,686.101	33.63	191,224
Qualified XXVII	4,924,094.192	37.67	185,490,628
Qualified XXVIII	1,432,571.999	37.36	53,520,890
Qualified XXXII	21,642.371	15.38	332,860
Qualified XXXIII (0.65)	115,985.671	17.79	2,063,385
Qualified XXXIV	92,494.958	8.83	816,730
Qualified XXXVI	57,117.636	17.96	1,025,833
Qualified XXXVIII	282,632.031	9.00	2,543,688
Qualified XLIII	73,979.498	8.84	653,979
Qualified LIV	473,538.215	13.84	6,553,769
Qualified LVI	460,798.840	14.15	6,520,304
	38,963,108.291		$ 1,058,818,828

Division/Contract	Units	Unit Value		Extended Value	
Fidelity® VIP Index 500 Portfolio - Initial Class					
Contracts in accumulation period:					
Qualified XXVII	3,805,750.738	$	26.00	$	98,949,519
Qualified XXVIII	283,023.972		25.79		7,299,188
	4,088,774.710			$	106,248,707
Fidelity® VIP Mid Cap Portfolio - Initial Class					
Contracts in accumulation period:					
Qualified XII (0.00)	1,328,882.662	$	15.45	$	20,531,237
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class					
Contracts in accumulation period:					
Qualified XXVII	737,091.277	$	23.28	$	17,159,485
Qualified XXVIII	209,993.363		23.09		4,848,747
	947,084.640			$	22,008,232
Mutual Global Discovery Fund - Class R					
Contracts in accumulation period:					
ING MAP PLUS NP6	5,474.002	$	17.53	$	95,959
ING MAP PLUS NP8	63,138.482		17.41		1,099,241
ING MAP PLUS NP9	17,670.109		17.35		306,576
ING MAP PLUS NP11	20,575.148		17.23		354,510
ING MAP PLUS NP12	6,209.057		17.17		106,610
ING MAP PLUS NP13	15,728.119		17.11		269,108
ING MAP PLUS NP14	22,099.355		17.05		376,794
ING MAP PLUS NP15	7,548.812		16.99		128,254
ING MAP PLUS NP17	12,988.318		16.88		219,243
ING MAP PLUS NP18	842.448		16.82		14,170
ING MAP PLUS NP19	4,771.997		16.76		79,979
ING MAP PLUS NP20	32,977.820		16.70		550,730
ING MAP PLUS NP22	3,948.690		16.59		65,509
ING MAP PLUS NP23	1,410.985		16.53		23,324
ING MAP PLUS NP24	70.163		16.47		1,156
ING MAP PLUS NP25	2,936.825		16.42		48,223
ING MAP PLUS NP26	1,226.879		16.36		20,072
ING MAP PLUS NP27	7,276.737		16.31		118,684
ING MAP PLUS NP28	329.528		16.25		5,355
ING MAP PLUS NP32	209.001		16.03		3,350
ING MAP PLUS NP36	76.614		15.81		1,211
	227,509.089			$	3,888,058

Division/Contract	Units	Unit Value	Extended Value
Franklin Small-Mid Cap Growth Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP3	691.033	$ 15.12	$ 10,448
ING MAP PLUS NP4	15,010.717	15.07	226,212
ING MAP PLUS NP11	3,227.713	14.71	47,480
ING MAP PLUS NP12	2,280.339	14.66	33,430
ING MAP PLUS NP14	2,211.566	14.56	32,200
ING MAP PLUS NP15	0.600	14.51	9
ING MAP PLUS NP17	3,681.594	14.41	53,052
ING MAP PLUS NP18	16.477	14.36	237
ING MAP PLUS NP20	1,473.665	14.26	21,014
ING MAP PLUS NP21	11,252.051	14.21	159,892
ING MAP PLUS NP23	3,745.946	14.11	52,855
ING MAP PLUS NP26	2,975.590	13.96	41,539
ING MAP PLUS NP28	0.665	13.87	9
ING MAP PLUS NP30	78.363	13.77	1,079
ING MAP PLUS NP32	83.899	13.68	1,148
	46,730.218		$ 680,604
Franklin Small Cap Value Securities Fund - Class 2			
Currently payable annuity contracts:	169,751.431	$ 16.69	$ 2,833,151
Contracts in accumulation period:			
ING Custom Choice 62	1,534.500	15.82	24,276
ING Custom Choice 65	2,650.716	14.02	37,163
ING MAP PLUS NP1	1,187.367	16.71	19,841
ING MAP PLUS NP4	16,233.008	16.54	268,494
ING MAP PLUS NP6	4,122.241	16.42	67,687
ING MAP PLUS NP8	46,502.091	16.31	758,449
ING MAP PLUS NP9	559.504	16.26	9,098
ING MAP PLUS NP10	18,414.547	16.20	298,316
ING MAP PLUS NP11	4,821.649	16.14	77,821
ING MAP PLUS NP12	8,106.680	16.09	130,436
ING MAP PLUS NP13	1,405.864	16.03	22,536
ING MAP PLUS NP14	5,915.068	15.98	94,523
ING MAP PLUS NP15	20,131.645	15.92	320,496
ING MAP PLUS NP17	5,837.198	15.81	92,286
ING MAP PLUS NP18	90.015	15.76	1,419
ING MAP PLUS NP20	50.799	15.65	795
ING MAP PLUS NP21	1,963.324	15.60	30,628
ING MAP PLUS NP22	718.629	15.54	11,167
ING MAP PLUS NP23	1,019.602	15.49	15,794
ING MAP PLUS NP24	581.513	15.43	8,973
ING MAP PLUS NP25	566.530	15.38	8,713
ING MAP PLUS NP26	5,123.491	15.33	78,543
ING MAP PLUS NP27	46.967	15.28	718
ING MAP PLUS NP28	2,280.349	15.22	34,707
ING MAP PLUS NP29	542.450	15.17	8,229
ING MAP PLUS NP30	2,207.604	15.12	33,379
ING MAP PLUS NP32	600.419	15.01	9,012

Division/Contract	Units	Unit Value	Extended Value
Franklin Small Cap Value Securities Fund - Class 2 **(continued)**			
ING MAP PLUS NP36	99.028	$ 14.81	$ 1,467
Qualified V	55.081	18.52	1,020
Qualified VI	1,100,588.956	18.80	20,691,072
Qualified X (1.15)	41,173.497	18.98	781,473
Qualified X (1.25)	108,929.943	18.80	2,047,883
Qualified XII (0.00)	355.461	21.16	7,522
Qualified XII (0.05)	45,572.856	20.82	948,827
Qualified XII (0.10)	222.444	20.96	4,662
Qualified XII (0.25)	98,563.485	20.67	2,037,307
Qualified XII (0.30)	84,684.014	20.57	1,741,950
Qualified XII (0.40)	103,075.070	20.37	2,099,639
Qualified XII (0.50)	834,708.354	20.18	16,844,415
Qualified XII (0.55)	40,694.388	20.09	817,550
Qualified XII (0.60)	34,309.921	19.99	685,855
Qualified XII (0.65)	383,034.092	19.90	7,622,378
Qualified XII (0.70)	38,003.302	19.80	752,465
Qualified XII (0.75)	139,850.683	19.71	2,756,457
Qualified XII (0.80)	38,027.572	19.62	746,101
Qualified XII (0.85)	205,680.879	19.53	4,016,948
Qualified XII (0.90)	23,197.325	19.43	450,724
Qualified XII (0.95)	201,778.588	19.34	3,902,398
Qualified XII (1.00)	759,913.168	19.25	14,628,328
Qualified XII (1.05)	29,350.045	19.16	562,347
Qualified XII (1.10)	30,840.901	19.07	588,136
Qualified XII (1.15)	34,897.709	18.98	662,359
Qualified XII (1.20)	19,302.044	18.89	364,616
Qualified XII (1.25)	70,809.094	18.80	1,331,211
Qualified XII (1.30)	2,311.040	18.71	43,240
Qualified XII (1.35)	496.766	18.62	9,250
Qualified XII (1.40)	2,885.543	18.54	53,498
Qualified XII (1.45)	2,722.716	18.45	50,234
Qualified XV	7,106.480	19.34	137,439
Qualified XVI	16,691.497	18.36	306,456
Qualified XVII	1,315.905	18.80	24,739
Qualified XVIII	4,265.827	18.80	80,198
Qualified XXI	37,402.905	19.62	733,845
Qualified XXVI	3,286.175	19.43	63,850
Qualified XXVII	543,368.200	21.19	11,513,972
Qualified XXVIII	692,668.693	18.13	12,558,083
Qualified XXXII	203.229	16.17	3,286
Qualified XXXIII (0.65)	47,308.142	20.00	946,163
Qualified XXXIV	2,466.934	10.33	25,483
Qualified XXXVIII	28,416.933	10.52	298,946
Qualified XLIII	1,179.392	10.33	12,183
Qualified LIV	21,990.599	13.82	303,910
Qualified LVI	26,590.812	14.12	375,462
	6,233,360.889		$ 119,931,997

Division/Contract	Units	Unit Value	Extended Value
Fundamental Investors^{SM}, Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	147.297	$ 9.27	$ 1,365
ING MAP PLUS NP3	946.979	9.25	8,760
ING MAP PLUS NP4	8,673.466	9.23	80,056
ING MAP PLUS NP6	9,131.599	9.21	84,102
ING MAP PLUS NP8	115.491	9.18	1,060
ING MAP PLUS NP9	5,447.450	9.17	49,953
ING MAP PLUS NP11	5,735.572	9.15	52,480
ING MAP PLUS NP13	128.192	9.12	1,169
ING MAP PLUS NP14	3,846.957	9.11	35,046
ING MAP PLUS NP15	5,284.353	9.10	48,088
ING MAP PLUS NP17	23,608.014	9.08	214,361
ING MAP PLUS NP18	466.800	9.06	4,229
ING MAP PLUS NP19	4,037.162	9.05	36,536
ING MAP PLUS NP22	3,696.945	9.02	33,346
ING MAP PLUS NP23	1,807.508	9.00	16,268
ING MAP PLUS NP24	356.989	8.99	3,209
ING MAP PLUS NP27	3,897.289	8.96	34,920
ING MAP PLUS NP28	9,859.349	8.94	88,143
ING MAP PLUS NP32	35.855	8.90	319
	87,223.267		$ 793,410
Fundamental Investors^{SM}, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	2,628.654	$ 9.04	$ 23,763
Qualified VI	888,051.001	9.04	8,027,981
Qualified XII (0.00)	115,080.081	9.35	1,075,999
Qualified XII (0.25)	26,633.460	9.28	247,159
Qualified XII (0.30)	3,060.777	9.27	28,373
Qualified XII (0.40)	143,002.534	9.25	1,322,773
Qualified XII (0.50)	69,724.938	9.22	642,864
Qualified XII (0.55)	11,120.837	9.21	102,423
Qualified XII (0.60)	27,297.114	9.20	251,133
Qualified XII (0.65)	13,928.714	9.19	128,005
Qualified XII (0.70)	13,969.811	9.17	128,103
Qualified XII (0.75)	203,522.071	9.16	1,864,262
Qualified XII (0.80)	165,090.809	9.15	1,510,581
Qualified XII (0.85)	231,631.735	9.14	2,117,114
Qualified XII (0.90)	61,687.463	9.12	562,590
Qualified XII (0.95)	191,774.774	9.11	1,747,068
Qualified XII (1.00)	670,831.697	9.10	6,104,568
Qualified XII (1.05)	9,317.926	9.09	84,700
Qualified XII (1.10)	21,815.845	9.08	198,088
Qualified XII (1.15)	24,691.977	9.06	223,709
Qualified XII (1.20)	10,875.677	9.05	98,425
Qualified XII (1.25)	61,947.083	9.04	560,002
Qualified XII (1.40)	1,076.482	9.00	9,688
Qualified XII (1.50)	1,151.237	8.98	10,338

Division/Contract	Units	Unit Value	Extended Value
Fundamental Investors^{SM}, Inc. - Class R-4 (continued)			
Qualified XIII	309.283	$ 9.11	$ 2,818
Qualified XVI	13,632.865	8.98	122,423
Qualified XXI	466,993.730	9.15	4,272,993
Qualified XXXIV	340.986	9.17	3,127
Qualified XXXVIII	5,264.518	9.35	49,223
Qualified LIV	41,505.005	9.15	379,771
Qualified LVI	3,008.448	9.28	27,918
	3,500,967.532		$ 31,927,982
The Growth Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	73,190.703	$ 13.84	$ 1,012,959
ING MAP PLUS NP3	2,089.378	13.74	28,708
ING MAP PLUS NP4	29,243.372	13.70	400,634
ING MAP PLUS NP5	15.856	13.65	216
ING MAP PLUS NP6	34,675.353	13.60	471,585
ING MAP PLUS NP8	123,927.473	13.51	1,674,260
ING MAP PLUS NP9	155,543.924	13.46	2,093,621
ING MAP PLUS NP10	18,666.990	13.41	250,324
ING MAP PLUS NP11	128,235.107	13.37	1,714,503
ING MAP PLUS NP12	46,572.915	13.32	620,351
ING MAP PLUS NP13	17,643.184	13.28	234,301
ING MAP PLUS NP14	164,583.273	13.23	2,177,437
ING MAP PLUS NP15	105,829.982	13.18	1,394,839
ING MAP PLUS NP16	5,029.766	13.14	66,091
ING MAP PLUS NP17	56,948.057	13.09	745,450
ING MAP PLUS NP18	5,211.924	13.05	68,016
ING MAP PLUS NP19	54,534.458	13.00	708,948
ING MAP PLUS NP20	47,400.796	12.96	614,314
ING MAP PLUS NP21	67,735.216	12.91	874,462
ING MAP PLUS NP22	35,907.013	12.87	462,123
ING MAP PLUS NP23	20,644.988	12.83	264,875
ING MAP PLUS NP24	5,918.208	12.78	75,635
ING MAP PLUS NP25	10,672.283	12.74	135,965
ING MAP PLUS NP26	15,733.525	12.69	199,658
ING MAP PLUS NP27	7,979.529	12.65	100,941
ING MAP PLUS NP28	16,013.331	12.61	201,928
ING MAP PLUS NP29	5,458.756	12.56	68,562
ING MAP PLUS NP30	6,999.494	12.52	87,634
ING MAP PLUS NP32	2,200.216	12.43	27,349
ING MAP PLUS NP36	22.647	12.26	278
Qualified XII (1.00)	77,727.198	10.34	803,699
	1,342,354.915		$ 17,579,666

Division/Contract	Units	Unit Value	Extended Value
The Growth Fund of America® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	14,598.189	$ 13.33	$ 194,594
ING Custom Choice 65	2,052.055	13.21	27,108
Qualified V	7,188.848	12.84	92,305
Qualified VI	5,018,725.021	12.97	65,092,864
Qualified XII (0.00)	195,015.098	14.10	2,749,713
Qualified XII (0.05)	11,573.474	14.08	162,955
Qualified XII (0.10)	463.525	14.01	6,494
Qualified XII (0.25)	218,149.174	13.87	3,025,729
Qualified XII (0.30)	72,539.595	13.82	1,002,497
Qualified XII (0.35)	1,676.708	13.78	23,105
Qualified XII (0.40)	135,584.343	13.73	1,861,573
Qualified XII (0.50)	3,808,210.652	13.64	51,943,993
Qualified XII (0.55)	344,683.066	13.59	4,684,243
Qualified XII (0.60)	92,273.313	13.55	1,250,303
Qualified XII (0.65)	476,942.007	13.50	6,438,717
Qualified XII (0.70)	224,794.010	13.46	3,025,727
Qualified XII (0.75)	1,276,693.805	13.41	17,120,464
Qualified XII (0.80)	1,533,103.420	13.37	20,497,593
Qualified XII (0.85)	1,102,940.406	13.33	14,702,196
Qualified XII (0.90)	192,233.222	13.28	2,552,857
Qualified XII (0.95)	939,233.342	13.24	12,435,449
Qualified XII (1.00)	3,884,152.804	13.19	51,231,975
Qualified XII (1.05)	99,180.865	13.15	1,304,228
Qualified XII (1.10)	153,673.115	13.10	2,013,118
Qualified XII (1.15)	205,347.223	13.06	2,681,835
Qualified XII (1.20)	31,818.346	13.02	414,275
Qualified XII (1.25)	356,032.435	12.97	4,617,741
Qualified XII (1.30)	1,380.094	12.93	17,845
Qualified XII (1.35)	781.198	12.89	10,070
Qualified XII (1.40)	38,161.665	12.85	490,377
Qualified XII (1.45)	10,133.705	12.80	129,711
Qualified XII (1.50)	1,133.784	12.76	14,467
Qualified XIII	1,219.094	13.24	16,141
Qualified XV	31,230.147	13.24	413,487
Qualified XVI	89,909.403	12.76	1,147,244
Qualified XVII	15,221.826	13.08	199,101
Qualified XXI	162,415.249	13.37	2,171,492
Qualified XXVI	2,290.997	13.31	30,493
Qualified XXVII	2,723,664.390	12.64	34,427,118
Qualified XXXIII (0.65)	16,146.164	13.87	223,947
Qualified XXXIV	44,742.937	8.79	393,290
Qualified XXXVIII	60,605.334	8.95	542,418
Qualified XLIII	26,491.906	8.79	232,864
Qualified LIV	120,046.012	13.02	1,562,999
Qualified LVI	34,252.470	13.31	455,900
	23,778,704.436		$ 313,632,615

Division/Contract	Units	Unit Value	Extended Value
The Hartford Capital Appreciation Fund - Class R4			
Contracts in accumulation period:			
Qualified XII (0.65)	16,539.912	$ 11.48	$ 189,878
The Hartford Dividend And Growth Fund - Class R4			
Contracts in accumulation period:			
Qualified XII (0.65)	4,158.505	$ 11.16	$ 46,409
The Income Fund of America® - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	7,752.718	$ 13.91	$ 107,840
ING MAP PLUS NP4	4,235.202	13.77	58,319
ING MAP PLUS NP5	0.006	13.72	-
ING MAP PLUS NP6	6,876.770	13.67	94,005
ING MAP PLUS NP10	7,598.784	13.49	102,508
ING MAP PLUS NP11	15,296.552	13.44	205,586
ING MAP PLUS NP12	14,106.895	13.39	188,891
ING MAP PLUS NP13	8,325.249	13.35	111,142
ING MAP PLUS NP14	13,683.274	13.30	181,988
ING MAP PLUS NP15	10,359.675	13.25	137,266
ING MAP PLUS NP16	245.057	13.21	3,237
ING MAP PLUS NP17	11,223.849	13.16	147,706
ING MAP PLUS NP19	2,937.231	13.07	38,390
ING MAP PLUS NP20	1,333.667	13.03	17,378
ING MAP PLUS NP21	4,330.584	12.98	56,211
ING MAP PLUS NP22	158.689	12.94	2,053
ING MAP PLUS NP24	223.251	12.85	2,869
ING MAP PLUS NP25	13,051.326	12.80	167,057
ING MAP PLUS NP26	12,076.001	12.76	154,090
ING MAP PLUS NP27	7,849.105	12.72	99,841
ING MAP PLUS NP28	2,819.892	12.67	35,728
ING MAP PLUS NP29	867.411	12.63	10,955
ING MAP PLUS NP30	1,134.214	12.59	14,280
ING MAP PLUS NP32	288.442	12.50	3,606
ING MAP PLUS NP36	77.055	12.33	950
	146,850.899		$ 1,941,896
ING Balanced Portfolio - Class I			
Currently payable annuity contracts:	725,003.932	$11.29 to $38.05	$ 18,526,563
Contracts in accumulation period:			
ING Custom Choice 62	235.399	12.10	2,848
ING Custom Choice 65	3,412.940	11.93	40,716
ING MAP PLUS NP1	2,618.225	12.52	32,780
ING MAP PLUS NP15	0.232	11.92	3
ING MAP PLUS NP18	2,002.349	11.80	23,628
ING MAP PLUS NP21	2,057.847	11.68	24,036
ING MAP PLUS NP25	285.425	11.52	3,288
ING MAP PLUS NP26	199.789	11.48	2,294
Qualified I	17,273.597	37.18	642,232

Division/Contract	Units	Unit Value	Extended Value
ING Balanced Portfolio - Class I (continued)			
Qualified V	655.825	$ 27.33	$ 17,924
Qualified VI	4,726,914.832	27.95	132,117,270
Qualified VII	68,160.915	27.09	1,846,479
Qualified VIII	1,704.606	25.92	44,183
Qualified IX	1,114.415	27.69	30,858
Qualified X (1.15)	364,204.378	28.43	10,354,330
Qualified X (1.25)	861,257.786	27.95	24,072,155
Qualified XII (0.05)	48,071.389	31.49	1,513,768
Qualified XII (0.10)	65.917	15.79	1,041
Qualified XII (0.20)	27,487.863	15.59	428,536
Qualified XII (0.25)	129,977.114	15.49	2,013,345
Qualified XII (0.30)	109,951.413	15.40	1,693,252
Qualified XII (0.35)	3,958.286	15.30	60,562
Qualified XII (0.40)	34,946.735	21.84	763,237
Qualified XII (0.45)	36.854	15.11	557
Qualified XII (0.50)	240,255.142	15.59	3,745,578
Qualified XII (0.55)	100,439.064	14.92	1,498,551
Qualified XII (0.60)	577,301.303	14.83	8,561,378
Qualified XII (0.65)	345,166.404	14.73	5,084,301
Qualified XII (0.70)	168,866.900	14.64	2,472,211
Qualified XII (0.75)	333,810.382	14.55	4,856,941
Qualified XII (0.80)	1,048,247.059	15.42	16,163,970
Qualified XII (0.85)	711,836.014	20.73	14,756,361
Qualified XII (0.90)	186,608.300	14.97	2,793,526
Qualified XII (0.95)	491,524.950	20.43	10,041,855
Qualified XII (1.00)	988,620.581	20.28	20,049,225
Qualified XII (1.05)	49,614.212	20.14	999,230
Qualified XII (1.10)	176,960.014	19.99	3,537,431
Qualified XII (1.15)	219,983.616	19.84	4,364,475
Qualified XII (1.20)	13,315.440	19.70	262,314
Qualified XII (1.25)	63,309.515	19.56	1,238,334
Qualified XII (1.30)	3,093.335	19.41	60,042
Qualified XII (1.40)	14,159.184	19.13	270,865
Qualified XII (1.45)	33.461	18.99	635
Qualified XII (1.50)	1,419.569	18.85	26,759
Qualified XIII	11.964	29.20	349
Qualified XV	10,240.929	29.15	298,523
Qualified XVI	99,919.953	27.01	2,698,838
Qualified XVII	51,698.113	28.91	1,494,592
Qualified XVIII	127,972.387	28.91	3,699,682
Qualified XIX	2,994.335	38.46	115,162
Qualified XX	18,125.771	37.97	688,236
Qualified XXVI	1,674.781	29.42	49,272
Qualified XXVII	758,970.869	37.65	28,575,253
Qualified XXVIII	95,456.391	37.59	3,588,206
Qualified XXX	37,239.793	35.79	1,332,812
Qualified XXXII	181,647.930	12.14	2,205,206

Division/Contract	Units	Unit Value	Extended Value
ING Balanced Portfolio - Class I (continued)			
Qualified XXXIII (0.65)	5.355	$ 13.25	$ 71
Qualified XXXIV	118,051.894	9.56	1,128,576
Qualified XXXVI	21,190.636	13.39	283,743
Qualified XXXVIII	121,867.300	9.74	1,186,988
Qualified XLIII	10,246.481	9.56	97,956
Qualified LIV	190,575.582	11.76	2,241,169
Qualified LVI	237,619.897	12.04	2,860,944
	14,951,672.869		$ 347,585,445
ING Real Estate Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	16,592.954	$ 17.49	$ 290,211
ING MAP PLUS NP3	249.986	17.37	4,342
ING MAP PLUS NP4	8,435.910	17.31	146,026
ING MAP PLUS NP6	7,948.571	17.19	136,636
ING MAP PLUS NP9	4,235.670	17.01	72,049
ING MAP PLUS NP10	13,307.472	16.96	225,695
ING MAP PLUS NP11	2,116.741	16.90	35,773
ING MAP PLUS NP12	12,354.659	16.84	208,052
ING MAP PLUS NP13	2,390.555	16.78	40,114
ING MAP PLUS NP14	3,736.606	16.72	62,476
ING MAP PLUS NP15	182.798	16.66	3,045
ING MAP PLUS NP17	357.892	16.55	5,923
ING MAP PLUS NP18	4,745.117	16.49	78,247
ING MAP PLUS NP19	3,780.675	16.44	62,154
ING MAP PLUS NP20	27,386.098	16.38	448,584
ING MAP PLUS NP21	4,841.833	16.32	79,019
ING MAP PLUS NP23	1,636.771	16.21	26,532
ING MAP PLUS NP24	138.991	16.15	2,245
ING MAP PLUS NP25	941.942	16.10	15,165
ING MAP PLUS NP26	837.582	16.04	13,435
ING MAP PLUS NP28	214.634	15.93	3,419
ING MAP PLUS NP29	709.059	15.88	11,260
ING MAP PLUS NP36	31.976	15.50	496
	117,174.492		$ 1,970,898
ING GNMA Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	8,207.208	$ 13.79	$ 113,177
ING MAP PLUS NP8	31,661.672	13.46	426,166
ING MAP PLUS NP9	21,389.001	13.41	286,826
ING MAP PLUS NP11	15,331.708	13.32	204,218
ING MAP PLUS NP12	339.171	13.27	4,501
ING MAP PLUS NP13	148.486	13.23	1,964
ING MAP PLUS NP14	31,702.785	13.18	417,843
ING MAP PLUS NP15	88,514.276	13.14	1,163,078
ING MAP PLUS NP17	33,999.864	13.05	443,698
ING MAP PLUS NP18	11,312.308	13.00	147,060
ING MAP PLUS NP19	7,688.784	12.96	99,647

Division/Contract	Units	Unit Value	Extended Value
ING GNMA Income Fund - Class A (continued)			
ING MAP PLUS NP20	17,161.473	$ 12.91	$ 221,555
ING MAP PLUS NP21	35.100	12.87	452
ING MAP PLUS NP22	2,365.371	12.82	30,324
ING MAP PLUS NP23	10,245.788	12.78	130,941
ING MAP PLUS NP24	1,162.488	12.74	14,810
ING MAP PLUS NP26	5,059.898	12.65	64,008
ING MAP PLUS NP27	11,470.127	12.60	144,524
ING MAP PLUS NP28	8,894.286	12.56	111,712
ING MAP PLUS NP29	3,855.643	12.52	48,273
ING MAP PLUS NP30	1,070.915	12.47	13,354
ING MAP PLUS NP32	1,337.946	12.39	16,577
Qualified VI	14,263.199	10.22	145,770
Qualified XII (0.25)	301.498	15.66	4,721
Qualified XII (0.50)	1,696.808	15.29	25,944
Qualified XII (0.65)	6,053.810	15.07	91,231
Qualified XII (0.75)	450.990	14.93	6,733
Qualified XII (0.95)	7,265.618	10.24	74,400
Qualified XII (1.00)	21,878.778	12.64	276,548
Qualified XII (1.25)	346.386	10.22	3,540
Qualified XVI	902.005	10.20	9,200
Qualified LIV	19.882	10.25	204
Qualified LVI	714.346	10.28	7,343
	366,847.618		$ 4,750,342
ING Intermediate Bond Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	32,196.965	$ 12.97	$ 417,595
ING MAP PLUS NP8	58,126.596	12.66	735,883
ING MAP PLUS NP9	15,847.962	12.62	200,001
ING MAP PLUS NP10	32,286.253	12.58	406,161
ING MAP PLUS NP11	31,063.332	12.53	389,224
ING MAP PLUS NP12	49.905	12.49	623
ING MAP PLUS NP13	9,481.838	12.45	118,049
ING MAP PLUS NP14	13,000.980	12.40	161,212
ING MAP PLUS NP15	18,258.447	12.36	225,674
ING MAP PLUS NP16	549.570	12.32	6,771
ING MAP PLUS NP17	18,729.346	12.28	229,996
ING MAP PLUS NP18	431.548	12.23	5,278
ING MAP PLUS NP19	5,327.792	12.19	64,946
ING MAP PLUS NP20	27,859.417	12.15	338,492
ING MAP PLUS NP21	29,734.600	12.11	360,086
ING MAP PLUS NP23	3,740.779	12.02	44,964
ING MAP PLUS NP24	653.091	11.98	7,824
ING MAP PLUS NP25	18,203.997	11.94	217,356
ING MAP PLUS NP26	5,153.110	11.90	61,322
ING MAP PLUS NP28	2,800.168	11.82	33,098
ING MAP PLUS NP29	790.573	11.78	9,313
ING MAP PLUS NP32	1,600.810	11.66	18,665
	325,887.079		$ 4,052,533

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class I			
Currently payable annuity contracts:	315,685.943	$11.65 to $87.96	$ 6,970,209
Contracts in accumulation period:			
ING Custom Choice 62	8,328.421	12.41	103,356
ING Custom Choice 65	5,350.175	12.43	66,503
ING MAP PLUS NP1	57,384.642	12.92	741,410
ING MAP PLUS NP8	65,546.657	12.61	826,543
ING MAP PLUS NP9	49,915.452	12.57	627,437
ING MAP PLUS NP10	4,650.554	12.52	58,225
ING MAP PLUS NP11	84,730.486	12.48	1,057,436
ING MAP PLUS NP12	69,089.654	12.44	859,475
ING MAP PLUS NP13	439.662	12.40	5,452
ING MAP PLUS NP14	31,707.399	12.35	391,586
ING MAP PLUS NP15	23,514.443	12.31	289,463
ING MAP PLUS NP17	19,064.475	12.23	233,159
ING MAP PLUS NP18	6,244.622	12.18	76,060
ING MAP PLUS NP19	6,361.370	12.14	77,227
ING MAP PLUS NP20	2,391.432	12.10	28,936
ING MAP PLUS NP21	501.555	12.06	6,049
ING MAP PLUS NP22	1,998.872	12.02	24,026
ING MAP PLUS NP23	8,478.547	11.97	101,488
ING MAP PLUS NP24	799.023	11.93	9,532
ING MAP PLUS NP25	4,038.545	11.89	48,018
ING MAP PLUS NP26	1,113.988	11.85	13,201
ING MAP PLUS NP27	1,207.271	11.81	14,258
ING MAP PLUS NP28	7,491.689	11.77	88,177
ING MAP PLUS NP29	6,140.769	11.73	72,031
ING MAP PLUS NP30	5,647.182	11.69	66,016
Qualified I	660.865	87.77	58,004
Qualified V	3,406.952	22.00	74,953
Qualified VI	4,034,860.623	22.20	89,573,906
Qualified VII	55,423.408	20.69	1,146,710
Qualified VIII	4,442.297	20.42	90,712
Qualified IX	400.756	21.78	8,728
Qualified X (1.15)	211,714.341	22.58	4,780,510
Qualified X (1.25)	557,327.718	22.20	12,372,675
Qualified XII (0.00)	1,813.604	19.25	34,912
Qualified XII (0.05)	202,579.567	25.01	5,066,515
Qualified XII (0.10)	9.573	19.01	182
Qualified XII (0.20)	44,018.599	18.77	826,229
Qualified XII (0.25)	139,370.821	18.65	2,599,266
Qualified XII (0.30)	87,056.612	18.53	1,613,159
Qualified XII (0.35)	3,612.216	18.42	66,537
Qualified XII (0.40)	112,532.845	21.00	2,363,190
Qualified XII (0.45)	892.574	18.19	16,236
Qualified XII (0.50)	539,402.050	18.32	9,881,846
Qualified XII (0.55)	265,539.125	17.96	4,769,083
Qualified XII (0.60)	3,384,371.960	17.84	60,377,196

Division/Contract	Units	Unit Value	Extended Value
ING Intermediate Bond Portfolio - Class I (continued)			
Qualified XII (0.65)	841,644.129	$ 17.73	$ 14,922,350
Qualified XII (0.70)	110,443.059	17.62	1,946,007
Qualified XII (0.75)	350,086.658	17.51	6,130,017
Qualified XII (0.80)	746,514.246	17.65	13,175,976
Qualified XII (0.85)	695,236.319	19.94	13,863,012
Qualified XII (0.90)	77,947.469	17.45	1,360,183
Qualified XII (0.95)	582,574.243	19.65	11,447,584
Qualified XII (1.00)	1,500,244.621	19.50	29,254,770
Qualified XII (1.05)	45,747.522	19.36	885,672
Qualified XII (1.10)	124,600.386	19.22	2,394,819
Qualified XII (1.15)	121,805.270	19.08	2,324,045
Qualified XII (1.20)	30,972.317	18.94	586,616
Qualified XII (1.25)	109,355.750	18.80	2,055,888
Qualified XII (1.30)	8,492.600	18.67	158,557
Qualified XII (1.35)	192.997	18.53	3,576
Qualified XII (1.40)	22,691.048	18.39	417,288
Qualified XII (1.45)	2,823.183	18.26	51,551
Qualified XII (1.50)	977.028	18.13	17,714
Qualified XV	11,704.018	23.15	270,948
Qualified XVI	107,632.581	21.45	2,308,719
Qualified XVII	102,132.625	22.66	2,314,325
Qualified XVIII	143,331.826	22.66	3,247,899
Qualified XIX	27.178	89.57	2,434
Qualified XX	5,295.745	87.85	465,231
Qualified XXI	18,908.398	23.56	445,482
Qualified XXVI	8,167.712	23.36	190,798
Qualified XXVII	502,606.472	88.32	44,390,204
Qualified XXVIII	113,740.976	88.16	10,027,404
Qualified XXIX	271.951	86.08	23,410
Qualified XXX	17,825.505	83.94	1,496,273
Qualified XXXII	86,785.491	12.31	1,068,329
Qualified XXXIII (0.65)	18,383.025	14.92	274,275
Qualified XXXIV	10,056.719	11.13	111,931
Qualified XXXV	2,680.531	12.26	32,863
Qualified XXXVI	25,822.135	15.07	389,140
Qualified XXXVIII	109,266.665	11.33	1,237,991
Qualified XLIII	14,144.805	11.13	157,432
Qualified LIV	132,662.961	12.25	1,625,121
Qualified LVI	322,697.508	12.54	4,046,627
	17,563,753.006		$ 383,698,283
ING Intermediate Bond Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	43,791.530	$ 11.66	$ 510,609

Division/Contract	Units	Unit Value	Extended Value
ING Artio Foreign Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	6,374.808	$ 14.27	$ 90,969
ING Custom Choice 65	103.920	12.70	1,320
Qualified VI	881,544.042	13.62	12,006,630
Qualified X (1.15)	39,768.115	14.23	565,900
Qualified X (1.25)	57,806.224	14.14	817,380
Qualified XII (0.00)	642.288	14.81	9,512
Qualified XII (0.10)	206.046	14.71	3,031
Qualified XII (0.25)	2,303.739	14.56	33,542
Qualified XII (0.30)	6,628.245	14.51	96,176
Qualified XII (0.35)	4.084	14.47	59
Qualified XII (0.40)	96,548.063	14.42	1,392,223
Qualified XII (0.50)	187,210.758	14.32	2,680,858
Qualified XII (0.55)	21,424.800	14.27	305,732
Qualified XII (0.60)	18,894.555	14.23	268,870
Qualified XII (0.65)	46,164.593	14.18	654,614
Qualified XII (0.70)	21,104.706	14.13	298,209
Qualified XII (0.75)	62,115.665	14.08	874,589
Qualified XII (0.80)	24,958.520	14.04	350,418
Qualified XII (0.85)	135,515.594	13.99	1,895,863
Qualified XII (0.90)	14,890.380	13.94	207,572
Qualified XII (0.95)	102,866.596	13.90	1,429,846
Qualified XII (1.00)	441,519.215	13.85	6,115,041
Qualified XII (1.05)	6,852.984	13.80	94,571
Qualified XII (1.10)	25,720.818	13.76	353,918
Qualified XII (1.15)	26,874.179	13.71	368,445
Qualified XII (1.20)	1,389.238	13.67	18,991
Qualified XII (1.25)	51,487.558	13.62	701,261
Qualified XII (1.30)	571.420	13.58	7,760
Qualified XII (1.35)	25.337	13.53	343
Qualified XII (1.40)	1,682.059	13.49	22,691
Qualified XII (1.45)	4,831.148	13.44	64,931
Qualified XV	522.278	13.90	7,260
Qualified XVI	11,514.912	13.40	154,300
Qualified XVII	5,676.292	13.73	77,935
Qualified XVIII	6,433.768	14.37	92,453
Qualified XXVI	155.843	13.98	2,179
Qualified XXXII	1,339.513	14.14	18,941
Qualified XXXIV	5,130.445	7.06	36,221
Qualified XXXVIII	1,699.459	7.19	12,219
Qualified XLIII	94.033	7.07	665
Qualified LIV	31,015.290	12.51	388,001
Qualified LVI	5,242.951	12.79	67,057
	2,356,854.481		$ 32,588,496

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio -			
Institutional Class			
Currently payable annuity contracts:	27,163.514	$8.45 to $8.63	$ 232,386
Contracts in accumulation period:			
ING Custom Choice 62	203.145	9.08	1,845
ING Custom Choice 65	11,188.404	9.37	104,835
Qualified V	2,951.011	9.02	26,618
Qualified VI	3,093,867.717	9.08	28,092,319
Qualified VIII	1,189.576	9.07	10,789
Qualified X (1.15)	229,093.996	9.11	2,087,046
Qualified X (1.25)	149,790.912	9.08	1,360,101
Qualified XII (0.05)	39,301.206	9.53	374,540
Qualified XII (0.25)	22,579.447	9.44	213,150
Qualified XII (0.30)	45,486.928	9.43	428,942
Qualified XII (0.35)	12,324.542	9.41	115,974
Qualified XII (0.40)	84,489.812	9.39	793,359
Qualified XII (0.45)	819.995	9.37	7,683
Qualified XII (0.50)	155,366.202	9.35	1,452,674
Qualified XII (0.55)	103,145.348	9.34	963,378
Qualified XII (0.60)	53,140.254	9.32	495,267
Qualified XII (0.65)	391,315.942	9.30	3,639,238
Qualified XII (0.70)	92,508.512	9.28	858,479
Qualified XII (0.75)	88,140.081	9.26	816,177
Qualified XII (0.80)	199,979.716	9.25	1,849,812
Qualified XII (0.85)	413,057.481	9.23	3,812,521
Qualified XII (0.90)	32,377.290	9.21	298,195
Qualified XII (0.95)	298,690.678	9.19	2,744,967
Qualified XII (1.00)	890,639.115	9.18	8,176,067
Qualified XII (1.05)	82,633.573	9.16	756,924
Qualified XII (1.10)	133,172.969	9.14	1,217,201
Qualified XII (1.15)	49,257.643	9.12	449,230
Qualified XII (1.20)	30,461.745	9.11	277,506
Qualified XII (1.25)	56,081.585	9.09	509,782
Qualified XII (1.30)	14,883.784	9.07	134,996
Qualified XII (1.35)	29.335	9.05	265
Qualified XII (1.40)	16,399.271	9.04	148,249
Qualified XII (1.45)	3,235.462	9.02	29,184
Qualified XII (1.50)	2,286.353	9.00	20,577
Qualified XV	20,212.340	9.18	185,549
Qualified XVI	79,018.640	8.99	710,378
Qualified XVII	2,560.231	9.08	23,247
Qualified XVIII	16,969.471	9.16	155,440
Qualified XXII	494.448	9.36	4,628
Qualified XXVI	21,666.005	9.20	199,327
Qualified XXVII	1,806,536.533	9.16	16,547,875
Qualified XXVIII	236,884.177	9.17	2,172,228
Qualified XXXII	12,493.417	9.08	113,440
Qualified XXXIV	56,740.505	8.64	490,238
Qualified XXXVI	14,532.635	9.32	135,444

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Large Cap Growth Portfolio - Institutional Class (continued)			
Qualified XXXVIII	33,662.703	$ 8.80	$ 296,232
Qualified XLIII	10,278.708	8.65	88,911
Qualified LIV	18,405.519	9.23	169,883
Qualified LVI	97,896.515	9.44	924,143
	9,255,604.391		$ 84,717,239
ING BlackRock Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.00)	799.178	$ 10.95	$ 8,751
Qualified XII (0.50)	17,501.998	10.71	187,446
	18,301.176		$ 196,197
ING BlackRock Large Cap Growth Portfolio - Service 2 Class			
Contracts in accumulation period:			
Qualified XXXV	23,771.331	$ 9.25	$ 219,885
ING Clarion Global Real Estate Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	568.803	$ 10.17	$ 5,785
ING Custom Choice 65	1,347.338	10.37	13,972
Qualified V	210.750	10.13	2,135
Qualified VI	1,146,206.329	10.17	11,656,918
Qualified X (1.15)	22,102.175	10.20	225,442
Qualified X (1.25)	85,909.994	10.18	874,564
Qualified XII (0.00)	6,606.169	10.47	69,167
Qualified XII (0.10)	70.200	10.45	734
Qualified XII (0.25)	84,966.238	10.41	884,499
Qualified XII (0.30)	3,908.030	10.40	40,644
Qualified XII (0.40)	169,857.561	10.37	1,761,423
Qualified XII (0.50)	935,985.094	10.35	9,687,446
Qualified XII (0.55)	62,988.752	10.34	651,304
Qualified XII (0.60)	17,573.145	10.32	181,355
Qualified XII (0.65)	40,646.118	10.31	419,061
Qualified XII (0.70)	27,404.623	10.30	282,268
Qualified XII (0.75)	131,857.443	10.29	1,356,813
Qualified XII (0.80)	221,760.224	10.27	2,277,478
Qualified XII (0.85)	258,022.061	10.26	2,647,306
Qualified XII (0.90)	19,023.721	10.25	194,993
Qualified XII (0.95)	156,125.102	10.24	1,598,721
Qualified XII (1.00)	960,063.198	10.23	9,821,447
Qualified XII (1.05)	11,838.643	10.21	120,873
Qualified XII (1.10)	25,993.210	10.20	265,131
Qualified XII (1.15)	51,877.128	10.19	528,628
Qualified XII (1.20)	3,357.820	10.18	34,183
Qualified XII (1.25)	42,679.151	10.17	434,047
Qualified XII (1.30)	0.590	10.15	6
Qualified XII (1.40)	5,770.209	10.13	58,452
Qualified XII (1.45)	967.353	10.12	9,790

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Global Real Estate Portfolio - Institutional Class (continued)			
Qualified XV	2,247.863	$ 10.24	$ 23,018
Qualified XVI	13,753.060	10.11	139,043
Qualified XVII	1,551.935	10.17	15,783
Qualified XVIII	3,177.477	10.47	33,268
Qualified XXI	5,758.613	10.27	59,141
Qualified XXVI	1,006.283	10.29	10,355
Qualified XXVII	1,100,278.781	10.23	11,255,852
Qualified XXVIII	160,410.615	10.24	1,642,605
Qualified XXXII	2,311.771	10.18	23,534
Qualified XXXIV	4,875.405	10.28	50,119
Qualified XXXVIII	3,368.032	10.47	35,263
Qualified XLIII	290.990	10.29	2,994
Qualified LIV	9,262.048	10.27	95,121
Qualified LVI	11,670.383	10.41	121,489
	5,815,650.428		$ 59,612,170
ING Clarion Real Estate Portfolio - Institutional Class			
Currently payable annuity contracts:	182,185.619	$10.07 to $10.56	$ 1,923,551
Contracts in accumulation period:			
	182,185.619		$ 1,923,551
ING Clarion Real Estate Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	3,909.703	$ 10.29	$ 40,231
ING Custom Choice 65	5,141.190	10.72	55,114
ING MAP PLUS NP1	89,435.468	10.88	973,058
ING MAP PLUS NP4	8,851.062	10.80	95,591
ING MAP PLUS NP8	25,042.193	10.70	267,951
ING MAP PLUS NP9	14,845.293	10.67	158,399
ING MAP PLUS NP11	11,681.056	10.62	124,053
ING MAP PLUS NP12	10,925.986	10.60	115,815
ING MAP PLUS NP14	2,207.357	10.55	23,288
ING MAP PLUS NP15	9,910.914	10.53	104,362
ING MAP PLUS NP16	2,977.315	10.50	31,262
ING MAP PLUS NP17	9,798.406	10.48	102,687
ING MAP PLUS NP18	647.237	10.45	6,764
ING MAP PLUS NP19	1,466.427	10.43	15,295
ING MAP PLUS NP20	5,123.969	10.40	53,289
ING MAP PLUS NP22	321.509	10.35	3,328
ING MAP PLUS NP23	204.442	10.33	2,112
ING MAP PLUS NP24	520.535	10.31	5,367
ING MAP PLUS NP25	9,143.772	10.28	93,998
ING MAP PLUS NP26	3,051.967	10.26	31,313
ING MAP PLUS NP27	4,574.186	10.23	46,794
ING MAP PLUS NP28	2,361.000	10.21	24,106
Qualified V	2,123.418	10.21	21,680
Qualified VI	842,933.122	10.29	8,673,782
Qualified XII (0.00)	307.233	10.91	3,352
Qualified XII (0.25)	71.390	10.78	770

Division/Contract	Units	Unit Value	Extended Value
ING Clarion Real Estate Portfolio - Service Class (continued)			
Qualified XII (0.30)	16,747.787	$ 10.76	$ 180,206
Qualified XII (0.40)	116,524.386	10.71	1,247,976
Qualified XII (0.50)	908,569.133	10.66	9,685,347
Qualified XII (0.55)	30,990.758	10.63	329,432
Qualified XII (0.60)	6,970.032	10.61	73,952
Qualified XII (0.65)	80,003.637	10.58	846,438
Qualified XII (0.70)	21,427.697	10.56	226,276
Qualified XII (0.75)	138,998.410	10.53	1,463,653
Qualified XII (0.80)	110,137.553	10.51	1,157,546
Qualified XII (0.85)	340,318.395	10.48	3,566,537
Qualified XII (0.90)	8,145.308	10.46	85,200
Qualified XII (0.95)	160,633.224	10.43	1,675,405
Qualified XII (1.00)	668,542.904	10.41	6,959,532
Qualified XII (1.05)	7,782.223	10.39	80,857
Qualified XII (1.10)	22,323.291	10.36	231,269
Qualified XII (1.15)	22,553.211	10.34	233,200
Qualified XII (1.20)	7,543.988	10.31	77,779
Qualified XII (1.25)	60,269.533	10.29	620,173
Qualified XII (1.30)	1,564.589	10.26	16,053
Qualified XII (1.40)	2,186.717	10.22	22,348
Qualified XII (1.45)	37.266	10.19	380
Qualified XII (1.50)	6.021	10.17	61
Qualified XV	5,331.999	10.43	55,613
Qualified XVI	21,018.669	10.17	213,760
Qualified XXI	28,872.194	10.51	303,447
Qualified XXVI	2,205.045	10.46	23,065
Qualified XXXIII (0.65)	17,167.337	10.58	181,630
Qualified XXXIV	123.462	9.13	1,127
Qualified XXXVIII	12,918.681	9.30	120,144
Qualified XLIII	126.816	9.13	1,158
Qualified LIV	21,142.964	10.56	223,270
Qualified LVI	26,115.344	10.80	282,046
	3,934,874.724		$ 41,258,641
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	3,487.706	$ 15.47	$ 53,955
ING Custom Choice 65	475.397	16.30	7,749
ING MAP PLUS NP1	61,510.624	16.54	1,017,386
ING MAP PLUS NP3	376.330	16.44	6,187
ING MAP PLUS NP4	13,440.585	16.40	220,426
ING MAP PLUS NP5	86.386	16.35	1,412
ING MAP PLUS NP6	27,939.836	16.30	455,419
ING MAP PLUS NP8	29,478.967	16.21	477,854
ING MAP PLUS NP9	32,054.689	16.17	518,324
ING MAP PLUS NP10	9,104.673	16.12	146,767
ING MAP PLUS NP11	19,138.724	16.07	307,559
ING MAP PLUS NP12	21,654.515	16.03	347,122

Division/Contract	Units	Unit Value	Extended Value
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class (continued)			
ING MAP PLUS NP13	3,364.258	$ 15.98	$ 53,761
ING MAP PLUS NP14	26,531.309	15.94	422,909
ING MAP PLUS NP15	23,421.329	15.89	372,165
ING MAP PLUS NP16	991.035	15.85	15,708
ING MAP PLUS NP17	7,632.692	15.80	120,597
ING MAP PLUS NP18	2,106.694	15.76	33,202
ING MAP PLUS NP19	2,921.296	15.71	45,894
ING MAP PLUS NP20	909.509	15.67	14,252
ING MAP PLUS NP21	4,429.421	15.62	69,188
ING MAP PLUS NP22	11,769.945	15.58	183,376
ING MAP PLUS NP23	1,619.855	15.54	25,173
ING MAP PLUS NP24	327.316	15.49	5,070
ING MAP PLUS NP25	4,774.792	15.45	73,771
ING MAP PLUS NP26	6,937.203	15.40	106,833
ING MAP PLUS NP27	3,257.797	15.36	50,040
ING MAP PLUS NP28	3,680.235	15.32	56,381
ING MAP PLUS NP29	2,086.403	15.27	31,859
ING MAP PLUS NP30	147.356	15.23	2,244
ING MAP PLUS NP36	5.657	14.97	85
Qualified VI	873,218.660	15.47	13,508,693
Qualified VIII	731.298	15.46	11,306
Qualified XII (0.00)	9,824.452	16.61	163,184
Qualified XII (0.10)	31.613	16.52	522
Qualified XII (0.25)	14,269.431	16.38	233,733
Qualified XII (0.30)	11,751.344	16.33	191,899
Qualified XII (0.40)	26,610.417	16.24	432,153
Qualified XII (0.50)	769,394.441	16.15	12,425,720
Qualified XII (0.55)	27,715.837	16.10	446,225
Qualified XII (0.60)	6,783.033	16.05	108,868
Qualified XII (0.65)	66,778.773	16.01	1,069,128
Qualified XII (0.70)	31,422.621	15.96	501,505
Qualified XII (0.75)	222,751.389	15.92	3,546,202
Qualified XII (0.80)	26,397.169	15.87	418,923
Qualified XII (0.85)	168,496.462	15.83	2,667,299
Qualified XII (0.90)	5,441.278	15.78	85,863
Qualified XII (0.95)	117,462.463	15.74	1,848,859
Qualified XII (1.00)	961,605.616	15.69	15,087,592
Qualified XII (1.05)	5,010.698	15.65	78,417
Qualified XII (1.10)	20,954.687	15.60	326,893
Qualified XII (1.15)	28,855.402	15.56	448,990
Qualified XII (1.20)	4,846.741	15.52	75,221
Qualified XII (1.25)	55,468.902	15.47	858,104
Qualified XII (1.30)	815.706	15.43	12,586
Qualified XII (1.40)	406.215	15.34	6,231
Qualified XII (1.45)	26.577	15.30	407
Qualified XII (1.50)	126.131	15.25	1,924
Qualified XV	157.487	15.74	2,479

Division/Contract	Units	Unit Value	Extended Value
ING FMR[SM] **Diversified Mid Cap Portfolio - Service Class (continued)**			
Qualified XVI	15,967.411	15.25	243,503
Qualified XXI	213,122.413	15.87	3,382,253
Qualified XXVI	376.805	15.78	5,946
Qualified XXXIV	600.698	10.41	6,253
Qualified XXXVIII	8,189.940	10.61	86,895
Qualified XLIII	855.154	10.42	8,911
Qualified LIV	59,469.316	16.06	955,077
Qualified LVI	4,107.492	16.42	67,445
	4,085,706.606		$ 64,557,877
ING Global Resources Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XII (0.20)	2,427.680	$ 13.76	$ 33,405
ING Global Resources Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	15,162.455	$ 12.79	$ 193,928
ING Custom Choice 65	14,618.787	13.25	193,699
ING MAP PLUS NP6	6,399.569	15.01	96,058
ING MAP PLUS NP11	0.724	14.95	11
ING MAP PLUS NP15	2,550.884	14.90	38,008
ING MAP PLUS NP18	3,461.764	14.86	51,442
ING MAP PLUS NP26	738.517	14.76	10,901
Qualified V	41.544	12.71	528
Qualified VI	2,783,413.562	12.79	35,599,859
Qualified VIII	737.249	12.79	9,429
Qualified XII (0.05)	61,238.973	13.47	824,889
Qualified XII (0.10)	80.201	13.42	1,076
Qualified XII (0.25)	76,101.720	13.34	1,015,197
Qualified XII (0.30)	56,434.220	13.31	751,139
Qualified XII (0.35)	1,236.752	13.28	16,424
Qualified XII (0.40)	287,494.891	13.25	3,809,307
Qualified XII (0.45)	209.665	13.23	2,774
Qualified XII (0.50)	103,519.834	13.20	1,366,462
Qualified XII (0.55)	79,575.562	13.17	1,048,010
Qualified XII (0.60)	45,193.989	13.14	593,849
Qualified XII (0.65)	256,989.465	13.12	3,371,702
Qualified XII (0.70)	88,392.796	13.09	1,157,062
Qualified XII (0.75)	269,123.668	13.06	3,514,755
Qualified XII (0.80)	446,274.620	13.04	5,819,421
Qualified XII (0.85)	587,076.102	13.01	7,637,860
Qualified XII (0.90)	37,425.077	12.98	485,778
Qualified XII (0.95)	455,641.369	12.95	5,900,556
Qualified XII (1.00)	1,170,255.185	12.93	15,131,400
Qualified XII (1.05)	49,086.154	12.90	633,211
Qualified XII (1.10)	70,571.761	12.87	908,259
Qualified XII (1.15)	97,385.280	12.85	1,251,401
Qualified XII (1.20)	13,302.562	12.82	170,539

Division/Contract	Units	Unit Value	Extended Value
ING Global Resources Portfolio - Service Class (continued)			
Qualified XII (1.25)	119,967.090	$ 12.79	$ 1,534,379
Qualified XII (1.30)	347.904	12.77	4,443
Qualified XII (1.35)	36.626	12.74	467
Qualified XII (1.40)	6,068.505	12.72	77,191
Qualified XII (1.45)	419.691	12.69	5,326
Qualified XII (1.50)	1,594.272	12.66	20,183
Qualified XIII	1,534.825	12.95	19,876
Qualified XV	30,645.395	12.95	396,858
Qualified XVI	56,394.348	12.66	713,952
Qualified XVII	3,486.279	12.80	44,624
Qualified XXI	55,198.158	13.04	719,784
Qualified XXVI	39,766.815	13.06	519,355
Qualified XXVII	1,775,339.057	13.01	23,097,161
Qualified XXVIII	905,744.102	13.01	11,783,731
Qualified XXXIV	3,695.431	9.88	36,511
Qualified XXXVI	13,964.125	13.17	183,908
Qualified XXXVIII	22,028.518	10.06	221,607
Qualified XLIII	9,409.207	9.88	92,963
Qualified LIV	46,935.405	13.06	612,976
Qualified LVI	128,848.220	13.37	1,722,701
	10,301,158.874		$ 133,412,930
ING Janus Contrarian Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,279.524	$ 8.09	$ 10,351
ING Custom Choice 65	442.401	8.27	3,659
ING MAP PLUS NP11	56.854	8.23	468
ING MAP PLUS NP18	41.507	8.15	338
ING MAP PLUS NP22	4,039.242	8.11	32,758
ING MAP PLUS NP26	1,970.311	8.07	15,900
ING MAP PLUS NP28	2,162.749	8.04	17,388
ING MAP PLUS NP30	129.874	8.02	1,042
Qualified VI	317,074.816	8.09	2,565,135
Qualified XII (0.00)	473.254	9.11	4,311
Qualified XII (0.30)	5,038.987	9.01	45,401
Qualified XII (0.40)	37,402.584	8.98	335,875
Qualified XII (0.50)	1,451,599.398	8.94	12,977,299
Qualified XII (0.55)	10,302.945	8.92	91,902
Qualified XII (0.60)	2,285.451	8.91	20,363
Qualified XII (0.65)	4,230.537	8.89	37,609
Qualified XII (0.70)	2,854.719	8.87	25,321
Qualified XII (0.75)	36,395.589	8.86	322,465
Qualified XII (0.80)	99,367.169	8.84	878,406
Qualified XII (0.85)	244,524.813	8.82	2,156,709
Qualified XII (0.90)	8,206.117	8.81	72,296
Qualified XII (0.95)	36,163.362	8.79	317,876
Qualified XII (1.00)	144,061.090	8.77	1,263,416
Qualified XII (1.05)	4,241.229	8.76	37,153

Division/Contract	Units	Unit Value	Extended Value
ING Janus Contrarian Portfolio - Service			
Class (continued)			
Qualified XII (1.10)	4,636.540	$ 8.74	$ 40,523
Qualified XII (1.15)	3,188.958	8.72	27,808
Qualified XII (1.20)	546.367	8.71	4,759
Qualified XII (1.25)	6,209.948	8.69	53,964
Qualified XII (1.30)	665.324	8.67	5,768
Qualified XII (1.40)	198.307	8.64	1,713
Qualified XIII	579.953	8.15	4,727
Qualified XV	16,414.081	8.15	133,775
Qualified XVI	3,008.783	8.03	24,161
Qualified XVII	115.384	8.09	933
Qualified XXI	2,623.048	8.18	21,457
Qualified XXVI	24.353	8.16	199
Qualified XXXVIII	1,201.769	7.98	9,590
Qualified XLIII	1,383.952	8.21	11,362
Qualified LIV	5,071.110	8.18	41,482
Qualified LVI	7,155.033	8.30	59,387
	2,467,367.432		$ 21,675,049
ING JPMorgan Emerging Markets Equity Portfolio -			
Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	20,410.423	$ 19.86	$ 405,351
ING JPMorgan Emerging Markets Equity Portfolio -			
Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	970,195.667	$ 20.75	$ 20,131,560
Qualified XXVIII	982,515.640	20.78	20,416,675
	1,952,711.307		$ 40,548,235
ING JPMorgan Emerging Markets Equity Portfolio -			
Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,766.922	$ 23.81	$ 42,070
ING Custom Choice 65	1,734.237	25.09	43,512
ING MAP PLUS NP1	49,309.900	16.01	789,452
ING MAP PLUS NP9	17,642.947	15.71	277,171
ING MAP PLUS NP11	7,475.275	15.64	116,913
ING MAP PLUS NP12	3,131.260	15.60	48,848
ING MAP PLUS NP14	1,837.751	15.53	28,540
ING MAP PLUS NP15	4,647.485	15.49	71,990
ING MAP PLUS NP17	1,436.778	15.42	22,155
ING MAP PLUS NP18	2,932.029	15.38	45,095
ING MAP PLUS NP23	5,530.326	15.20	84,061
ING MAP PLUS NP24	241.707	15.17	3,667
ING MAP PLUS NP25	5,985.778	15.13	90,565
ING MAP PLUS NP26	5,364.858	15.10	81,009
ING MAP PLUS NP28	1,329.215	15.03	19,978
ING MAP PLUS NP30	58.733	14.96	879
Qualified VI	604,172.298	23.81	14,385,342
Qualified XII (0.10)	55.793	25.42	1,418

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Emerging Markets Equity Portfolio - Service Class (continued)			
Qualified XII (0.25)	162.664	$ 25.21	$ 4,101
Qualified XII (0.30)	7,788.436	25.13	195,723
Qualified XII (0.40)	20,135.090	24.99	503,176
Qualified XII (0.50)	25,791.244	24.85	640,912
Qualified XII (0.55)	13,115.347	24.78	324,998
Qualified XII (0.60)	9,875.927	24.71	244,034
Qualified XII (0.65)	64,483.537	24.64	1,588,874
Qualified XII (0.70)	12,101.062	24.57	297,323
Qualified XII (0.75)	10,438.493	24.50	255,743
Qualified XII (0.80)	33,473.521	24.43	817,758
Qualified XII (0.85)	84,289.589	24.36	2,053,294
Qualified XII (0.90)	13,436.384	24.29	326,370
Qualified XII (0.95)	90,075.191	24.22	2,181,621
Qualified XII (1.00)	189,756.692	24.15	4,582,624
Qualified XII (1.05)	8,374.161	24.09	201,734
Qualified XII (1.10)	18,550.870	24.02	445,592
Qualified XII (1.15)	15,884.010	23.95	380,422
Qualified XII (1.20)	3,028.410	23.88	72,318
Qualified XII (1.25)	35,794.829	23.81	852,275
Qualified XII (1.40)	1,668.751	23.61	39,399
Qualified XII (1.45)	522.732	23.55	12,310
Qualified XII (1.50)	581.103	23.48	13,644
Qualified XIII	2,890.725	24.22	70,013
Qualified XV	2,729.981	24.22	66,120
Qualified XVI	15,542.614	23.48	364,941
Qualified XVII	791.075	23.81	18,835
Qualified XXVI	4,023.289	24.29	97,726
Qualified XXXIV	3,001.848	9.94	29,838
Qualified XXXVIII	3,561.234	10.13	36,075
Qualified XLIII	1,844.572	9.95	18,353
Qualified LIV	5,263.646	24.72	130,117
Qualified LVI	27,761.453	25.27	701,532
	1,441,391.772		$ 33,720,460
ING JPMorgan Small Cap Core Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP14	8,976.228	$ 13.22	$ 118,666
Qualified VI	105,682.033	13.75	1,453,128
Qualified XII (0.00)	21,176.734	14.76	312,569
Qualified XII (0.30)	1,041.886	14.51	15,118
Qualified XII (0.35)	2,561.225	14.47	37,061
Qualified XII (0.40)	4,622.967	14.43	66,709
Qualified XII (0.50)	130,889.883	14.35	1,878,270
Qualified XII (0.55)	1,814.654	14.31	25,968
Qualified XII (0.60)	3,321.751	14.27	47,401
Qualified XII (0.65)	15,759.365	14.23	224,256
Qualified XII (0.70)	1,238.381	14.19	17,573
Qualified XII (0.75)	6,007.131	14.15	85,001

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Small Cap Core Equity Portfolio - Service Class (continued)			
Qualified XII (0.80)	12,132.664	$ 14.11	$ 171,192
Qualified XII (0.85)	17,863.762	14.07	251,343
Qualified XII (0.90)	721.058	14.03	10,116
Qualified XII (0.95)	44,617.656	13.99	624,201
Qualified XII (1.00)	52,307.073	13.95	729,684
Qualified XII (1.05)	1,526.792	13.91	21,238
Qualified XII (1.10)	4,130.916	13.87	57,296
Qualified XII (1.15)	3,031.796	13.83	41,930
Qualified XII (1.20)	391.530	13.79	5,399
Qualified XII (1.25)	8,684.133	13.75	119,407
Qualified XII (1.40)	2,139.910	13.63	29,167
Qualified XII (1.45)	280.946	13.60	3,821
Qualified XII (1.50)	82.573	13.56	1,120
Qualified XV	304.149	13.99	4,255
Qualified XVI	5,977.280	13.56	81,052
Qualified XXXIV	1.476	10.41	15
Qualified XXXVIII	1,662.841	10.60	17,626
Qualified LIV	4,691.314	14.27	66,945
Qualified LVI	2,521.620	14.59	36,790
	466,161.727		$ 6,554,317
ING Large Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (0.00)	1,220.209	$ 15.29	$ 18,657
Qualified XII (0.50)	216,153.306	14.96	3,233,653
	217,373.515		$ 3,252,310
ING Lord Abbett Growth and Income Portfolio - Institutional Class			
Currently payable annuity contracts:	115,974.043	$9.22 to $9.66	$ 1,118,854
Contracts in accumulation period:			
ING Custom Choice 62	1,860.369	9.53	17,729
ING Custom Choice 65	8,992.601	9.93	89,297
ING MAP PLUS NP4	113.715	9.97	1,134
ING MAP PLUS NP11	2,266.113	9.80	22,208
ING MAP PLUS NP12	334.901	9.78	3,275
ING MAP PLUS NP13	5,244.865	9.76	51,190
ING MAP PLUS NP15	20,172.210	9.71	195,872
ING MAP PLUS NP17	6,730.981	9.67	65,089
ING MAP PLUS NP18	2,716.665	9.64	26,189
ING MAP PLUS NP20	1,819.057	9.60	17,463
ING MAP PLUS NP21	4,165.588	9.58	39,906
ING MAP PLUS NP23	4,295.618	9.53	40,937
ING MAP PLUS NP25	755.788	9.49	7,172
ING MAP PLUS NP26	135.616	9.47	1,284
ING MAP PLUS NP28	4,757.585	9.42	44,816
ING MAP PLUS NP35	1.342	9.27	12
Qualified V	2,107.591	9.46	19,938
Qualified VI	2,313,133.888	9.53	22,044,166
Qualified VIII	1,897.367	9.53	18,082

Division/Contract	Units	Unit Value	Extended Value
ING Lord Abbett Growth and Income Portfolio -			
Institutional Class (continued)			
Qualified X (1.15)	108,378.547	$ 9.58	$ 1,038,266
Qualified X (1.25)	353,492.749	9.53	3,368,786
Qualified XII (0.00)	24.757	10.11	250
Qualified XII (0.25)	321,591.092	9.99	3,212,695
Qualified XII (0.30)	324,800.757	9.96	3,235,016
Qualified XII (0.40)	70,871.395	9.92	703,044
Qualified XII (0.50)	288,966.615	9.87	2,852,100
Qualified XII (0.55)	108,563.013	9.85	1,069,346
Qualified XII (0.60)	65,790.355	9.83	646,719
Qualified XII (0.65)	1,173,234.552	9.80	11,497,699
Qualified XII (0.70)	87,997.004	9.78	860,611
Qualified XII (0.75)	344,850.496	9.76	3,365,741
Qualified XII (0.80)	110,206.251	9.73	1,072,307
Qualified XII (0.85)	628,547.664	9.71	6,103,198
Qualified XII (0.90)	24,660.614	9.69	238,961
Qualified XII (0.95)	508,049.785	9.67	4,912,841
Qualified XII (1.00)	1,387,620.291	9.64	13,376,660
Qualified XII (1.05)	61,286.637	9.62	589,577
Qualified XII (1.10)	74,170.397	9.60	712,036
Qualified XII (1.15)	34,632.352	9.58	331,778
Qualified XII (1.20)	19,741.693	9.55	188,533
Qualified XII (1.25)	190,209.486	9.53	1,812,696
Qualified XII (1.30)	1,660.657	9.51	15,793
Qualified XII (1.35)	516.187	9.49	4,899
Qualified XII (1.40)	13,339.759	9.46	126,194
Qualified XII (1.45)	9,050.803	9.44	85,440
Qualified XII (1.50)	11,229.145	9.42	105,779
Qualified XIII	614.362	9.67	5,941
Qualified XV	30,649.466	9.67	296,380
Qualified XVI	99,650.047	9.42	938,703
Qualified XVII	627.549	9.53	5,981
Qualified XVIII	11,800.612	9.64	113,758
Qualified XXVI	3,006.901	9.69	29,137
Qualified XXXII	441.031	9.53	4,203
Qualified XXXIV	10,140.452	8.50	86,194
Qualified XXXVIII	15,473.797	8.66	134,003
Qualified XLIII	4,471.062	8.51	38,049
Qualified LIV	74,202.933	9.79	726,447
Qualified LVI	78,083.872	10.00	780,839
	9,150,121.040		$ 88,511,213

Division/Contract	Units	Unit Value		Extended Value	
ING Lord Abbett Growth and Income Portfolio - Service Class					
Contracts in accumulation period:					
ING MAP PLUS NP9	52,228.626	$	9.77	$	510,274
ING MAP PLUS NP12	23,640.248		9.70		229,310
ING MAP PLUS NP15	2,724.359		9.63		26,236
ING MAP PLUS NP22	3,969.429		9.47		37,590
ING MAP PLUS NP23	201.917		9.45		1,908
ING MAP PLUS NP30	144.138		9.30		1,340
	82,908.717			$	806,658
ING Marsico Growth Portfolio - Institutional Class					
Contracts in accumulation period:					
ING Custom Choice 65	1,840.287	$	10.18	$	18,734
Qualified VI	196,359.570		9.94		1,951,814
Qualified VIII	1,026.744		9.94		10,206
Qualified X (1.15)	6,112.870		9.97		60,945
Qualified X (1.25)	32,164.672		9.94		319,717
Qualified XII (0.00)	167.088		10.29		1,719
Qualified XII (0.30)	6,261.639		10.20		63,869
Qualified XII (0.40)	11,879.163		10.18		120,930
Qualified XII (0.50)	83,739.723		10.15		849,958
Qualified XII (0.55)	5,942.113		10.14		60,253
Qualified XII (0.60)	6,189.407		10.12		62,637
Qualified XII (0.65)	42,696.843		10.11		431,665
Qualified XII (0.70)	13,966.566		10.09		140,923
Qualified XII (0.75)	27,934.231		10.08		281,577
Qualified XII (0.80)	4,010.658		10.07		40,387
Qualified XII (0.85)	30,328.160		10.05		304,798
Qualified XII (0.90)	1,866.716		10.04		18,742
Qualified XII (0.95)	22,533.140		10.02		225,782
Qualified XII (1.00)	97,017.179		10.01		971,142
Qualified XII (1.05)	1,469.581		10.00		14,696
Qualified XII (1.10)	7,715.957		9.98		77,005
Qualified XII (1.15)	9,503.308		9.97		94,748
Qualified XII (1.20)	1,880.539		9.96		18,730
Qualified XII (1.25)	16,862.382		9.94		167,612
Qualified XII (1.30)	54.756		9.93		544
Qualified XII (1.40)	669.058		9.90		6,624
Qualified XII (1.45)	1,027.007		9.89		10,157
Qualified XV	2,787.154		10.02		27,927
Qualified XVI	3,999.520		9.87		39,475
Qualified XVIII	2,619.500		9.94		26,038
Qualified XXVII	266,785.092		9.82		2,619,830
Qualified XXXII	333.470		9.94		3,315
Qualified XXXIV	1,142.270		10.10		11,537
Qualified XXXVIII	3,501.429		10.29		36,030
Qualified XLIII	26.996		10.11		273
Qualified LIV	1,300.446		10.07		13,095
Qualified LVI	7,304.384		10.22		74,651
	921,019.618			$	9,178,085

Division/Contract	Units	Unit Value	Extended Value
ING Marsico Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP4	21,476.538	$ 12.51	$ 268,671
ING MAP PLUS NP11	948.017	12.27	11,632
ING MAP PLUS NP12	3,599.123	12.23	44,017
ING MAP PLUS NP14	3,931.512	12.16	47,807
ING MAP PLUS NP17	919.301	12.06	11,087
ING MAP PLUS NP19	0.328	11.99	4
ING MAP PLUS NP20	2,945.126	11.96	35,224
ING MAP PLUS NP23	3,684.267	11.86	43,695
ING MAP PLUS NP26	1,444.557	11.76	16,988
Qualified XII (0.60)	568.941	12.27	6,981
Qualified XII (0.75)	64.329	12.16	782
Qualified XII (1.25)	19.794	11.82	234
Qualified XXXV	3,458.082	10.12	34,996
	43,059.915		$ 522,118
ING Marsico International Opportunities Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	9,211.856	$ 8.77	$ 80,788
ING Marsico International Opportunities Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	491.851	$ 13.80	$ 6,788
ING Custom Choice 65	106.058	14.54	1,542
ING MAP PLUS NP11	4,105.794	14.32	58,795
ING MAP PLUS NP12	174.917	14.28	2,498
ING MAP PLUS NP13	560.603	14.24	7,983
ING MAP PLUS NP15	1,016.423	14.16	14,393
ING MAP PLUS NP17	3,387.658	14.08	47,698
ING MAP PLUS NP18	531.899	14.04	7,468
ING MAP PLUS NP23	378.674	13.84	5,241
Qualified VI	183,661.339	13.80	2,534,526
Qualified XII (0.00)	121.662	14.82	1,803
Qualified XII (0.10)	22.254	14.73	328
Qualified XII (0.30)	2,869.715	14.57	41,812
Qualified XII (0.40)	9,918.722	14.48	143,623
Qualified XII (0.50)	37,236.153	14.40	536,201
Qualified XII (0.55)	465.831	14.36	6,689
Qualified XII (0.60)	4,851.798	14.32	69,478
Qualified XII (0.65)	22,442.265	14.28	320,476
Qualified XII (0.70)	4,033.711	14.24	57,440
Qualified XII (0.75)	25,850.707	14.20	367,080
Qualified XII (0.80)	31,202.079	14.16	441,821
Qualified XII (0.85)	46,122.136	14.12	651,245
Qualified XII (0.90)	5,779.629	14.08	81,377
Qualified XII (0.95)	32,147.515	14.04	451,351
Qualified XII (1.00)	103,600.837	14.00	1,450,412
Qualified XII (1.05)	950.112	13.96	13,264

Division/Contract	Units	Unit Value	Extended Value
ING Marsico International Opportunities Portfolio - Service Class (continued)			
Qualified XII (1.10)	11,177.641	$ 13.92	$ 155,593
Qualified XII (1.15)	7,418.960	13.88	102,975
Qualified XII (1.20)	992.402	13.84	13,735
Qualified XII (1.25)	9,136.635	13.80	126,086
Qualified XII (1.30)	13.064	13.76	180
Qualified XII (1.40)	1,064.456	13.69	14,572
Qualified XV	1,240.375	14.04	17,415
Qualified XVI	5,378.109	13.61	73,196
Qualified XXI	4,680.509	14.16	66,276
Qualified XXVI	267.402	14.08	3,765
Qualified XXXIV	851.776	7.60	6,474
Qualified XXXVIII	475.492	7.75	3,685
Qualified XLIII	470.175	7.61	3,578
Qualified LIV	6,983.334	14.33	100,071
Qualified LVI	6,340.816	14.65	92,893
	578,521.488		$ 8,101,826
ING MFS Total Return Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	93,158.417	$ 11.49	$ 1,070,390
ING MFS Total Return Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	3,029,547.650	$ 10.94	$ 33,143,251
Qualified XXVIII	2,462,627.037	10.95	26,965,766
	5,492,174.687		$ 60,109,017
ING MFS Total Return Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	3,318.149	$ 12.47	$ 41,377
ING MAP PLUS NP1	208.180	13.07	2,721
ING MAP PLUS NP4	6,455.420	12.93	83,469
ING MAP PLUS NP9	43,923.673	12.71	558,270
ING MAP PLUS NP10	910.968	12.67	11,542
ING MAP PLUS NP11	162.571	12.62	2,052
ING MAP PLUS NP12	39,068.792	12.58	491,485
ING MAP PLUS NP15	112.246	12.45	1,397
ING MAP PLUS NP16	100.872	12.41	1,252
ING MAP PLUS NP17	657.037	12.37	8,128
ING MAP PLUS NP18	78.949	12.32	973
ING MAP PLUS NP19	75.168	12.28	923
ING MAP PLUS NP22	3,211.279	12.15	39,017
ING MAP PLUS NP23	4,478.541	12.11	54,235
ING MAP PLUS NP24	10,570.014	12.07	127,580
ING MAP PLUS NP26	1,011.322	11.99	12,126
ING MAP PLUS NP28	6.577	11.90	78
Qualified VI	662,569.817	14.43	9,560,882
Qualified X (1.15)	22,246.248	12.36	274,964
Qualified X (1.25)	69,025.094	12.28	847,628

Division/Contract	Units	Unit Value	Extended Value
ING MFS Total Return Portfolio - Service			
Class (continued)			
Qualified XII (0.25)	8,303.488	$ 15.85	$ 131,610
Qualified XII (0.30)	889.151	15.79	14,040
Qualified XII (0.40)	30,954.760	15.68	485,371
Qualified XII (0.50)	30,649.375	15.54	476,291
Qualified XII (0.55)	3,405.302	15.50	52,782
Qualified XII (0.60)	7,642.082	15.44	117,994
Qualified XII (0.65)	6,790.594	15.38	104,439
Qualified XII (0.70)	20,538.184	15.33	314,850
Qualified XII (0.75)	48,756.959	15.27	744,519
Qualified XII (0.80)	36,512.864	15.19	554,630
Qualified XII (0.85)	125,354.293	15.11	1,894,103
Qualified XII (0.90)	9,402.998	15.07	141,703
Qualified XII (0.95)	166,406.018	15.00	2,496,090
Qualified XII (1.00)	194,257.561	14.94	2,902,208
Qualified XII (1.05)	10,243.077	14.88	152,417
Qualified XII (1.10)	50,745.933	14.83	752,562
Qualified XII (1.15)	20,948.030	14.77	309,402
Qualified XII (1.20)	5,881.859	14.72	86,581
Qualified XII (1.25)	94,522.271	14.66	1,385,696
Qualified XII (1.30)	1,270.383	14.61	18,560
Qualified XII (1.35)	146.276	14.55	2,128
Qualified XII (1.40)	3,341.963	14.50	48,458
Qualified XII (1.45)	3,320.822	14.45	47,986
Qualified XII (1.50)	587.156	14.39	8,449
Qualified XV	649.230	14.17	9,200
Qualified XVI	16,270.919	14.15	230,234
Qualified XVII	3,391.503	13.85	46,972
Qualified XVIII	1,584.453	12.48	19,774
Qualified XXVI	409.477	14.22	5,823
Qualified XXXII	674.485	12.28	8,283
Qualified XXXIV	487.299	9.70	4,727
Qualified XXXVIII	7,848.180	9.88	77,540
Qualified XLIII	1,738.923	9.70	16,868
Qualified LIV	2,328.098	11.86	27,611
Qualified LVI	10,221.453	12.12	123,884
	1,794,666.336		$ 25,933,884

Division/Contract	Units	Unit Value	Extended Value
ING MFS Utilities Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	824.124	$ 16.79	$ 13,837
ING Custom Choice 65	5,642.365	17.69	99,813
Qualified VI	745,866.730	16.79	12,523,102
Qualified XII (0.00)	62.270	18.03	1,123
Qualified XII (0.10)	24.122	17.93	433
Qualified XII (0.25)	6,811.140	17.77	121,034
Qualified XII (0.30)	7,793.652	17.72	138,104
Qualified XII (0.40)	26,935.030	17.62	474,595
Qualified XII (0.50)	278,030.995	17.52	4,871,103
Qualified XII (0.55)	6,107.564	17.47	106,699
Qualified XII (0.60)	10,533.099	17.42	183,487
Qualified XII (0.65)	29,992.708	17.38	521,273
Qualified XII (0.70)	13,702.359	17.33	237,462
Qualified XII (0.75)	69,788.789	17.28	1,205,950
Qualified XII (0.80)	50,371.072	17.23	867,894
Qualified XII (0.85)	124,326.202	17.18	2,135,924
Qualified XII (0.90)	16,381.601	17.13	280,617
Qualified XII (0.95)	123,168.407	17.08	2,103,716
Qualified XII (1.00)	508,813.025	17.03	8,665,086
Qualified XII (1.05)	10,445.699	16.99	177,472
Qualified XII (1.10)	15,788.449	16.94	267,456
Qualified XII (1.15)	21,894.073	16.89	369,791
Qualified XII (1.20)	8,178.608	16.84	137,728
Qualified XII (1.25)	43,202.570	16.79	725,371
Qualified XII (1.30)	2,550.875	16.75	42,727
Qualified XII (1.40)	2,828.725	16.65	47,098
Qualified XII (1.45)	570.858	16.60	9,476
Qualified XII (1.50)	621.447	16.56	10,291
Qualified XIII	1,009.089	17.08	17,235
Qualified XV	3,067.475	17.08	52,392
Qualified XVI	20,774.884	16.56	344,032
Qualified XVII	1,411.484	16.79	23,699
Qualified XXI	19,098.187	17.23	329,062
Qualified XXVI	1,511.694	17.13	25,895
Qualified XXXIV	1,651.083	9.35	15,438
Qualified XXXVIII	6,885.489	9.53	65,619
Qualified XLIII	4,975.270	9.36	46,569
Qualified LIV	3,319.218	17.43	57,854
Qualified LVI	24,108.311	17.82	429,610
	2,219,068.742		$ 37,746,067
ING PIMCO High Yield Portfolio - Institutional Class			
Contracts in accumulation period:			
Qualified XXVII	301,911.752	$ 13.96	$ 4,214,688
Qualified XXVIII	189,108.800	13.98	2,643,741
	491,020.552		$ 6,858,429

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	7,142.261	$ 14.59	$ 104,206
ING Custom Choice 65	738.707	15.37	11,354
ING MAP PLUS NP3	585.830	14.37	8,418
ING MAP PLUS NP4	2,371.773	14.34	34,011
ING MAP PLUS NP6	7,072.074	14.27	100,918
ING MAP PLUS NP8	1,046.714	14.20	14,863
ING MAP PLUS NP9	12,322.577	14.17	174,611
ING MAP PLUS NP11	8,946.631	14.10	126,148
ING MAP PLUS NP12	11,202.247	14.07	157,616
ING MAP PLUS NP14	436.967	14.01	6,122
ING MAP PLUS NP15	779.756	13.97	10,893
ING MAP PLUS NP16	470.142	13.94	6,554
ING MAP PLUS NP17	1,549.139	13.91	21,549
ING MAP PLUS NP18	81.682	13.88	1,134
ING MAP PLUS NP22	3,428.476	13.75	47,142
ING MAP PLUS NP26	2,671.979	13.62	36,392
ING MAP PLUS NP28	388.007	13.55	5,258
Qualified VI	466,290.984	14.59	6,803,185
Qualified XII (0.00)	1,225.701	15.66	19,194
Qualified XII (0.05)	3,267.322	15.66	51,166
Qualified XII (0.30)	6,048.792	15.40	93,151
Qualified XII (0.35)	793.841	15.36	12,193
Qualified XII (0.40)	30,493.556	15.31	466,856
Qualified XII (0.50)	274,896.972	15.23	4,186,681
Qualified XII (0.55)	8,626.693	15.18	130,953
Qualified XII (0.60)	19,844.949	15.14	300,453
Qualified XII (0.65)	45,392.664	15.10	685,429
Qualified XII (0.70)	19,877.444	15.05	299,156
Qualified XII (0.75)	41,094.264	15.01	616,825
Qualified XII (0.80)	18,855.226	14.97	282,263
Qualified XII (0.85)	63,763.191	14.93	951,984
Qualified XII (0.90)	2,643.692	14.88	39,338
Qualified XII (0.95)	56,297.282	14.84	835,452
Qualified XII (1.00)	161,479.328	14.80	2,389,894
Qualified XII (1.05)	5,596.127	14.76	82,599
Qualified XII (1.10)	9,997.108	14.72	147,157
Qualified XII (1.15)	7,144.559	14.67	104,811
Qualified XII (1.20)	4,282.082	14.63	62,647
Qualified XII (1.25)	27,142.241	14.59	396,005
Qualified XII (1.40)	3,336.764	14.47	48,283
Qualified XII (1.45)	1,034.245	14.43	14,924
Qualified XII (1.50)	792.537	14.39	11,405
Qualified XIII	1,473.832	14.84	21,872
Qualified XV	3,620.501	14.84	53,728
Qualified XVI	9,431.561	14.39	135,720
Qualified XVII	340.785	14.59	4,972

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO High Yield Portfolio - Service Class (continued)			
Qualified XXI	11,301.659	$ 14.97	$ 169,186
Qualified XXVI	4.239	14.88	63
Qualified XXXIV	543.131	12.89	7,001
Qualified XXXVIII	3,888.385	13.13	51,054
Qualified XLIII	1,327.125	12.90	17,120
Qualified LIV	7,152.086	15.15	108,354
Qualified LVI	16,457.585	15.48	254,763
	1,396,993.415		$ 20,723,026
ING Pioneer Equity Income Portfolio - Institutional Class			
Currently payable annuity contracts:	266,004.641	$8.02 to $8.39	$ 2,228,161
Contracts in accumulation period:			
ING Custom Choice 62	10,244.495	8.25	84,517
ING Custom Choice 65	770.409	8.59	6,618
ING MAP PLUS NP1	127,609.279	8.66	1,105,096
ING MAP PLUS NP6	28,050.688	8.56	240,114
ING MAP PLUS NP8	123,748.223	8.52	1,054,335
ING MAP PLUS NP9	6,311.972	8.50	53,652
ING MAP PLUS NP11	5,218.517	8.46	44,149
ING MAP PLUS NP14	30,151.514	8.40	253,273
ING MAP PLUS NP15	10,527.846	8.38	88,223
ING MAP PLUS NP17	10,610.860	8.34	88,495
ING MAP PLUS NP19	1,424.173	8.30	11,821
ING MAP PLUS NP20	12,309.022	8.28	101,919
ING MAP PLUS NP22	3,322.894	8.24	27,381
ING MAP PLUS NP23	655.482	8.22	5,388
ING MAP PLUS NP24	344.879	8.20	2,828
ING MAP PLUS NP25	16,377.455	8.18	133,968
ING MAP PLUS NP26	5,215.786	8.17	42,613
ING MAP PLUS NP28	312.330	8.13	2,539
ING MAP PLUS NP30	746.410	8.09	6,038
ING MAP PLUS NP32	34.842	8.05	280
Qualified VI	3,189,588.459	8.25	26,314,105
Qualified VIII	1,841.258	8.25	15,190
Qualified X (1.15)	102,662.016	8.29	851,068
Qualified X (1.25)	169,415.896	8.25	1,397,681
Qualified XII (0.00)	2,357.538	8.75	20,628
Qualified XII (0.10)	154.969	8.70	1,348
Qualified XII (0.20)	454.072	8.66	3,932
Qualified XII (0.25)	364,387.351	8.64	3,148,307
Qualified XII (0.30)	223,254.386	8.62	1,924,453
Qualified XII (0.35)	1,753.806	8.60	15,083
Qualified XII (0.40)	280,007.183	8.58	2,402,462
Qualified XII (0.50)	1,059,935.813	8.54	9,051,852
Qualified XII (0.55)	279,639.511	8.52	2,382,529
Qualified XII (0.60)	26,086.976	8.50	221,739
Qualified XII (0.65)	268,240.175	8.48	2,274,677
Qualified XII (0.70)	129,659.589	8.46	1,096,920

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Equity Income Portfolio - Institutional Class (continued)			
Qualified XII (0.75)	548,433.506	$ 8.44	$ 4,628,779
Qualified XII (0.80)	661,703.171	8.42	5,571,541
Qualified XII (0.85)	796,574.552	8.40	6,691,226
Qualified XII (0.90)	144,295.825	8.38	1,209,199
Qualified XII (0.95)	646,827.712	8.37	5,413,948
Qualified XII (1.00)	2,461,576.817	8.35	20,554,166
Qualified XII (1.05)	41,424.994	8.33	345,070
Qualified XII (1.10)	132,040.768	8.31	1,097,259
Qualified XII (1.15)	137,361.489	8.29	1,138,727
Qualified XII (1.20)	10,651.197	8.27	88,085
Qualified XII (1.25)	135,255.373	8.25	1,115,857
Qualified XII (1.30)	5,924.061	8.23	48,755
Qualified XII (1.35)	33.764	8.21	277
Qualified XII (1.40)	13,667.647	8.19	111,938
Qualified XII (1.45)	2,948.958	8.17	24,093
Qualified XII (1.50)	2,287.811	8.15	18,646
Qualified XV	2,465.989	8.37	20,640
Qualified XVI	57,739.533	8.15	470,577
Qualified XVII	2,006.080	8.25	16,550
Qualified XVIII	14,270.514	8.35	119,159
Qualified XXI	51,458.885	8.42	433,284
Qualified XXVI	1,079.143	8.38	9,043
Qualified XXVII	3,320,696.704	8.34	27,694,611
Qualified XXXII	6,416.758	8.25	52,938
Qualified XXXIII (0.65)	140,634.544	8.48	1,192,581
Qualified XXXIV	4,278.552	8.90	38,079
Qualified XXXVIII	11,928.719	9.06	108,074
Qualified XLIII	5,644.948	8.90	50,240
Qualified LIV	275,985.189	8.47	2,337,595
Qualified LVI	37,345.367	8.66	323,411
	16,432,389.285		$ 137,627,730
ING Pioneer Equity Income Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP20	342.529	$ 8.26	$ 2,829
ING Pioneer Fund Portfolio - Institutional Class			
Currently payable annuity contracts:	22,413.272	$9.77 to $11.5	$ 252,496
Contracts in accumulation period:			
ING Custom Choice 62	1,362.238	10.23	13,936
ING MAP PLUS NP1	103,507.661	10.74	1,111,672
ING MAP PLUS NP8	19,921.675	10.56	210,373
ING MAP PLUS NP9	14,516.491	10.54	153,004
ING MAP PLUS NP11	3,632.135	10.49	38,101
ING MAP PLUS NP12	16,211.020	10.46	169,567
ING MAP PLUS NP13	333.215	10.44	3,479
ING MAP PLUS NP14	20,383.728	10.41	212,195
ING MAP PLUS NP15	772.812	10.39	8,030

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Fund Portfolio - Institutional			
Class (continued)			
ING MAP PLUS NP17	1,164.708	$ 10.34	$ 12,043
ING MAP PLUS NP18	6,135.239	10.32	63,316
ING MAP PLUS NP21	753.589	10.25	7,724
ING MAP PLUS NP22	80.431	10.22	822
ING MAP PLUS NP24	914.149	10.17	9,297
ING MAP PLUS NP26	1,767.549	10.13	17,905
ING MAP PLUS NP28	9.423	10.08	95
Qualified VI	280,120.840	10.23	2,865,636
Qualified VIII	438.746	10.23	4,488
Qualified X (1.15)	60,012.742	10.28	616,931
Qualified X (1.25)	43,749.885	10.23	447,561
Qualified XII (0.00)	594.478	10.85	6,450
Qualified XII (0.05)	180,243.971	10.85	1,955,647
Qualified XII (0.20)	1,236.259	10.75	13,290
Qualified XII (0.25)	3,534.337	10.73	37,923
Qualified XII (0.30)	47,153.164	10.70	504,539
Qualified XII (0.40)	10,708.268	10.65	114,043
Qualified XII (0.50)	103,763.680	10.60	1,099,895
Qualified XII (0.55)	32,356.723	10.58	342,334
Qualified XII (0.60)	5,459.725	10.55	57,600
Qualified XII (0.65)	575,912.084	10.53	6,064,354
Qualified XII (0.70)	13,629.549	10.50	143,110
Qualified XII (0.75)	46,556.826	10.48	487,916
Qualified XII (0.80)	30,114.909	10.45	314,701
Qualified XII (0.85)	65,448.397	10.43	682,627
Qualified XII (0.90)	4,253.806	10.40	44,240
Qualified XII (0.95)	77,965.684	10.38	809,284
Qualified XII (1.00)	68,157.023	10.36	706,107
Qualified XII (1.05)	5,924.193	10.33	61,197
Qualified XII (1.10)	11,270.393	10.31	116,198
Qualified XII (1.15)	22,544.766	10.28	231,760
Qualified XII (1.20)	4,501.934	10.26	46,190
Qualified XII (1.25)	18,269.217	10.23	186,894
Qualified XII (1.30)	14.177	10.21	145
Qualified XII (1.40)	805.535	10.16	8,184
Qualified XII (1.45)	379.309	10.14	3,846
Qualified XV	128.503	10.38	1,334
Qualified XVI	9,689.138	10.12	98,054
Qualified XVIII	924.464	10.36	9,577
Qualified XXI	4,417.398	10.45	46,162
Qualified XXVI	952.121	10.40	9,902
Qualified XXXII	1,337.292	10.23	13,680
Qualified XXXIV	302.786	9.06	2,743
Qualified XXXVIII	4,408.033	9.23	40,686
Qualified LIV	7,757.001	10.51	81,526
Qualified LVI	3,875.808	10.74	41,626
	1,962,792.499		$ 20,602,435

Division/Contract	Units	Unit Value		Extended Value
ING Pioneer Fund Portfolio - Service Class				
Contracts in accumulation period:				
ING MAP PLUS NP8	20,265.657	$	10.52	$ 213,195
ING MAP PLUS NP12	39.054		10.43	407
ING MAP PLUS NP15	3,717.330		10.35	38,474
ING MAP PLUS NP17	145.309		10.31	1,498
ING MAP PLUS NP23	66.640		10.16	677
ING MAP PLUS NP24	259.584		10.14	2,632
ING MAP PLUS NP25	1,512.902		10.11	15,295
ING MAP PLUS NP26	2,017.401		10.09	20,356
ING MAP PLUS NP30	345.727		10.00	3,457
Qualified XII (1.00)	17,312.565		10.24	177,281
	45,682.169			$ 473,272
ING Pioneer Mid Cap Value Portfolio - Institutional Class				
Currently payable annuity contracts:	106,026.697	$	10.75	$ 1,139,787
Contracts in accumulation period:				
ING Custom Choice 62	2,653.627		10.60	28,128
ING Custom Choice 65	2,965.417		11.04	32,738
ING MAP PLUS NP1	17,454.546		11.12	194,095
ING MAP PLUS NP4	20,061.556		11.04	221,480
ING MAP PLUS NP5	20.270		11.02	223
ING MAP PLUS NP9	33,303.792		10.91	363,344
ING MAP PLUS NP11	16,506.362		10.86	179,259
ING MAP PLUS NP12	6,002.696		10.84	65,069
ING MAP PLUS NP13	410.664		10.81	4,439
ING MAP PLUS NP14	8,687.513		10.79	93,738
ING MAP PLUS NP15	4,364.072		10.76	46,957
ING MAP PLUS NP17	3.903		10.71	42
ING MAP PLUS NP20	87.821		10.64	934
ING MAP PLUS NP21	4,412.949		10.61	46,821
ING MAP PLUS NP22	130.999		10.59	1,387
ING MAP PLUS NP23	198.460		10.56	2,096
ING MAP PLUS NP24	29.457		10.54	310
ING MAP PLUS NP26	4,913.417		10.49	51,542
ING MAP PLUS NP27	1,945.465		10.46	20,350
ING MAP PLUS NP28	958.117		10.44	10,003
ING MAP PLUS NP36	131.434		10.24	1,346
Qualified V	365.917		10.52	3,849
Qualified VI	1,548,859.030		10.60	16,417,906
Qualified X (1.15)	52,055.399		10.65	554,390
Qualified X (1.25)	112,593.789		10.60	1,193,494
Qualified XII (0.00)	19,732.962		11.24	221,798
Qualified XII (0.05)	67,535.927		11.24	759,104
Qualified XII (0.10)	112.748		11.19	1,262
Qualified XII (0.20)	44.398		11.13	494
Qualified XII (0.25)	63,001.152		11.11	699,943
Qualified XII (0.30)	77,393.653		11.08	857,522
Qualified XII (0.40)	47,435.407		11.03	523,213

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Institutional Class (continued)			
Qualified XII (0.50)	1,177,529.352	$ 10.98	$ 12,929,272
Qualified XII (0.55)	66,596.962	10.95	729,237
Qualified XII (0.60)	38,736.317	10.93	423,388
Qualified XII (0.65)	576,173.226	10.90	6,280,288
Qualified XII (0.70)	45,712.271	10.88	497,350
Qualified XII (0.75)	300,949.252	10.85	3,265,299
Qualified XII (0.80)	653,395.710	10.83	7,076,276
Qualified XII (0.85)	311,874.620	10.80	3,368,246
Qualified XII (0.90)	42,600.647	10.77	458,809
Qualified XII (0.95)	216,259.070	10.75	2,324,785
Qualified XII (1.00)	1,274,149.853	10.72	13,658,886
Qualified XII (1.05)	28,407.081	10.70	303,956
Qualified XII (1.10)	58,009.076	10.67	618,957
Qualified XII (1.15)	33,883.209	10.65	360,856
Qualified XII (1.20)	6,957.552	10.62	73,889
Qualified XII (1.25)	85,220.001	10.60	903,332
Qualified XII (1.30)	13,104.250	10.57	138,512
Qualified XII (1.35)	219.907	10.55	2,320
Qualified XII (1.40)	17,788.278	10.53	187,311
Qualified XII (1.45)	7,831.270	10.50	82,228
Qualified XII (1.50)	101.171	10.48	1,060
Qualified XIII	199.443	10.75	2,144
Qualified XV	4,540.455	10.75	48,810
Qualified XVI	43,635.709	10.48	457,302
Qualified XVIII	1,485.545	10.72	15,925
Qualified XXVI	13,642.575	10.77	146,931
Qualified XXVII	1,361,430.352	10.65	14,499,233
Qualified XXXII	283.822	10.60	3,009
Qualified XXXIII (0.65)	46,584.395	10.90	507,770
Qualified XXXIV	4,640.561	9.30	43,157
Qualified XXXVIII	7,294.435	9.47	69,078
Qualified XLIII	29.770	9.30	277
Qualified LIV	45,398.414	10.88	493,935
Qualified LVI	22,242.525	11.12	247,337
	8,727,306.692		$ 93,956,228
ING Pioneer Mid Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	10,596.845	$ 11.07	$ 117,307
ING MAP PLUS NP6	468.373	10.94	5,124
ING MAP PLUS NP9	3,441.229	10.87	37,406
ING MAP PLUS NP11	4,906.253	10.82	53,086
ING MAP PLUS NP12	1,220.371	10.79	13,168
ING MAP PLUS NP14	1,160.252	10.74	12,461
ING MAP PLUS NP16	132.849	10.69	1,420
ING MAP PLUS NP17	2,534.770	10.67	27,046
ING MAP PLUS NP22	57.514	10.54	606
ING MAP PLUS NP23	1,674.484	10.52	17,616

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer Mid Cap Value Portfolio - Service Class (continued)			
ING MAP PLUS NP25	3,714.337	$ 10.47	$ 38,889
ING MAP PLUS NP26	159.353	10.44	1,664
ING MAP PLUS NP27	2,882.795	10.42	30,039
ING MAP PLUS NP29	897.285	10.37	9,305
ING MAP PLUS NP30	2,215.809	10.35	22,934
ING MAP PLUS NP32	197.528	10.30	2,035
	36,260.047		$ 390,106
ING T. Rowe Price Capital Appreciation Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	70,887.894	$ 13.54	$ 959,822
ING MAP PLUS NP1	162,021.062	14.45	2,341,204
ING MAP PLUS NP6	17,278.124	14.25	246,213
ING MAP PLUS NP8	79,238.239	14.17	1,122,806
ING MAP PLUS NP9	40,501.147	14.13	572,281
ING MAP PLUS NP11	73,081.046	14.05	1,026,789
ING MAP PLUS NP12	25,751.662	14.01	360,781
ING MAP PLUS NP13	778.811	13.97	10,880
ING MAP PLUS NP14	34,176.360	13.93	476,077
ING MAP PLUS NP15	39,438.515	13.89	547,801
ING MAP PLUS NP16	4,126.932	13.85	57,158
ING MAP PLUS NP17	136,493.528	13.81	1,884,976
ING MAP PLUS NP18	24,449.212	13.77	336,666
ING MAP PLUS NP19	99.630	13.73	1,368
ING MAP PLUS NP20	40,890.154	13.69	559,786
ING MAP PLUS NP21	1,609.445	13.65	21,969
ING MAP PLUS NP22	2,146.303	13.61	29,211
ING MAP PLUS NP23	6,556.239	13.58	89,034
ING MAP PLUS NP24	4,006.044	13.54	54,242
ING MAP PLUS NP25	9,351.913	13.50	126,251
ING MAP PLUS NP26	17,832.803	13.46	240,030
ING MAP PLUS NP27	7,389.113	13.42	99,162
ING MAP PLUS NP28	7,975.421	13.38	106,711
ING MAP PLUS NP30	409.769	13.31	5,454
Qualified V	3,964.907	13.41	53,169
Qualified VI	6,299,475.154	13.54	85,294,894
Qualified VIII	2,313.741	13.53	31,305
Qualified XII (0.00)	4,989.904	14.53	72,503
Qualified XII (0.10)	83.257	14.45	1,203
Qualified XII (0.25)	211,021.814	14.33	3,023,943
Qualified XII (0.30)	46,121.150	14.29	659,071
Qualified XII (0.35)	5,447.526	14.25	77,627
Qualified XII (0.40)	230,029.514	14.21	3,268,719
Qualified XII (0.50)	5,529,760.616	14.13	78,135,518
Qualified XII (0.55)	395,718.666	14.09	5,575,676
Qualified XII (0.60)	39,730.029	14.05	558,207
Qualified XII (0.65)	239,156.119	14.01	3,350,577
Qualified XII (0.70)	75,997.182	13.97	1,061,681

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Capital Appreciation Portfolio -			
Service Class (continued)			
Qualified XII (0.75)	2,599,970.095	$ 13.93	$ 36,217,583
Qualified XII (0.80)	477,101.366	13.89	6,626,938
Qualified XII (0.85)	1,878,982.583	13.85	26,023,909
Qualified XII (0.90)	146,178.597	13.81	2,018,726
Qualified XII (0.95)	993,634.121	13.77	13,682,342
Qualified XII (1.00)	4,003,046.533	13.73	54,961,829
Qualified XII (1.05)	64,207.642	13.69	879,003
Qualified XII (1.10)	134,411.785	13.65	1,834,721
Qualified XII (1.15)	154,830.533	13.61	2,107,244
Qualified XII (1.20)	56,979.836	13.58	773,786
Qualified XII (1.25)	548,216.928	13.54	7,422,857
Qualified XII (1.30)	869.527	13.50	11,739
Qualified XII (1.35)	412.429	13.46	5,551
Qualified XII (1.40)	15,180.595	13.42	203,724
Qualified XII (1.45)	6,848.297	13.38	91,630
Qualified XII (1.50)	2,937.104	13.35	39,210
Qualified XIII	864.172	13.77	11,900
Qualified XV	19,646.183	13.77	270,528
Qualified XVI	92,575.178	13.35	1,235,879
Qualified XVII	15,444.326	13.54	209,116
Qualified XXI	58,521.621	13.89	812,865
Qualified XXVI	3,581.957	13.81	49,467
Qualified XXXIV	5,924.450	10.65	63,095
Qualified XXXVIII	65,197.562	10.85	707,394
Qualified XLIII	1,721.190	10.66	18,348
Qualified LIV	218,284.352	14.05	3,066,895
Qualified LVI	73,491.801	14.36	1,055,342
	25,529,359.708		$ 352,842,386
ING T. Rowe Price Equity Income Portfolio - Adviser			
Class			
Contracts in accumulation period:			
Qualified XXXV	120,882.985	$ 11.20	$ 1,353,889
ING T. Rowe Price Equity Income Portfolio - Service			
Class			
Currently payable annuity contracts:	6,533.978	$ 14.77	$ 96,507
Contracts in accumulation period:			
ING Custom Choice 62	8,319.245	12.55	104,407
ING Custom Choice 65	280.483	11.92	3,343
ING MAP PLUS NP1	4,621.233	13.21	61,046
ING MAP PLUS NP4	6,868.515	13.07	89,771
ING MAP PLUS NP6	29,567.525	12.98	383,786
ING MAP PLUS NP8	31,711.562	12.89	408,762
ING MAP PLUS NP9	26,833.836	12.85	344,815
ING MAP PLUS NP10	4,213.819	12.80	53,937
ING MAP PLUS NP11	31,329.673	12.76	399,767
ING MAP PLUS NP12	5,933.424	12.71	75,414
ING MAP PLUS NP13	3.148	12.67	40
ING MAP PLUS NP14	5,251.293	12.63	66,324

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Equity Income Portfolio - Service Class (continued)			
ING MAP PLUS NP15	22,167.245	$ 12.58	$ 278,864
ING MAP PLUS NP16	725.642	12.54	9,100
ING MAP PLUS NP17	13,633.298	12.50	170,416
ING MAP PLUS NP18	1,267.532	12.45	15,781
ING MAP PLUS NP19	1,911.012	12.41	23,716
ING MAP PLUS NP21	18,508.459	12.32	228,024
ING MAP PLUS NP22	251.982	12.28	3,094
ING MAP PLUS NP23	2,864.362	12.24	35,060
ING MAP PLUS NP24	9.640	12.20	118
ING MAP PLUS NP26	5,684.647	12.11	68,841
ING MAP PLUS NP27	1,357.843	12.07	16,389
ING MAP PLUS NP28	11,864.767	12.03	142,733
ING MAP PLUS NP29	10,095.054	11.99	121,040
ING MAP PLUS NP30	1,803.803	11.95	21,555
ING MAP PLUS NP32	54.501	11.86	646
Qualified VI	996,210.116	16.06	15,999,134
Qualified X (1.15)	51,235.326	12.47	638,905
Qualified X (1.25)	109,455.016	12.39	1,356,148
Qualified XII (0.00)	2,000.314	17.67	35,346
Qualified XII (0.05)	208,915.023	17.56	3,668,548
Qualified XII (0.25)	23,084.979	17.34	400,294
Qualified XII (0.30)	16,403.490	17.28	283,452
Qualified XII (0.40)	41,837.872	17.15	717,520
Qualified XII (0.50)	494,773.957	17.00	8,411,157
Qualified XII (0.55)	28,141.801	16.95	477,004
Qualified XII (0.60)	2,867,875.863	16.89	48,438,423
Qualified XII (0.65)	63,971.657	16.83	1,076,643
Qualified XII (0.70)	32,718.274	16.76	548,358
Qualified XII (0.75)	40,794.722	16.70	681,272
Qualified XII (0.80)	63,433.717	16.61	1,053,634
Qualified XII (0.85)	172,680.884	16.53	2,854,415
Qualified XII (0.90)	15,056.566	16.49	248,283
Qualified XII (0.95)	149,772.880	16.40	2,456,275
Qualified XII (1.00)	407,835.790	16.34	6,664,037
Qualified XII (1.05)	9,031.807	16.28	147,038
Qualified XII (1.10)	58,462.890	16.22	948,268
Qualified XII (1.15)	27,944.684	16.16	451,586
Qualified XII (1.20)	17,654.682	16.10	284,240
Qualified XII (1.25)	74,363.481	16.04	1,192,790
Qualified XII (1.30)	339.278	15.98	5,422
Qualified XII (1.35)	379.900	15.92	6,048
Qualified XII (1.40)	7,865.417	15.86	124,746
Qualified XII (1.45)	75.724	15.80	1,196
Qualified XII (1.50)	510.846	15.74	8,041
Qualified XIII	1,370.973	15.45	21,182
Qualified XV	6,157.550	15.45	95,134
Qualified XVI	22,790.735	15.76	359,182

Division/Contract	Units	Unit Value		Extended Value	
ING T. Rowe Price Equity Income Portfolio - Service Class (continued)					
Qualified XVII	1,072.268	$	15.10	$	16,191
Qualified XVIII	6,262.749		12.59		78,848
Qualified XXI	149,917.186		15.63		2,343,206
Qualified XXVI	2,026.060		15.51		31,424
Qualified XXXIV	10,508.212		8.82		92,682
Qualified XXXVIII	17,804.091		8.98		159,881
Qualified XLIII	4,999.883		8.82		44,099
Qualified LIV	29,341.168		11.74		344,465
Qualified LVI	18,881.767		12.00		226,581
	6,507,627.119			$	106,214,394
ING Templeton Global Growth Portfolio - Institutional Class					
Contracts in accumulation period:					
ING MAP PLUS NP9	25,043.817	$	14.41	$	360,881
ING MAP PLUS NP11	295.323		14.34		4,235
ING MAP PLUS NP14	1,515.726		14.24		21,584
ING MAP PLUS NP15	8,173.748		14.21		116,149
ING MAP PLUS NP17	3,249.311		14.14		45,945
ING MAP PLUS NP18	213.692		14.11		3,015
ING MAP PLUS NP19	823.186		14.08		11,590
ING MAP PLUS NP20	10.939		14.05		154
ING MAP PLUS NP21	1,832.086		14.01		25,668
ING MAP PLUS NP22	417.047		13.98		5,830
ING MAP PLUS NP25	3,056.800		13.88		42,428
ING MAP PLUS NP26	1,798.604		13.85		24,911
ING MAP PLUS NP28	20.636		13.78		284
Qualified XII (1.00)	5,143.099		14.11		72,569
	51,594.014			$	735,243
ING Templeton Global Growth Portfolio - Service Class					
Contracts in accumulation period:					
Qualified VI	147,525.133	$	9.26	$	1,366,083
Qualified VIII	1,071.422		9.26		9,921
Qualified XII (0.30)	2,321.143		9.68		22,469
Qualified XII (0.40)	5,374.197		9.64		51,807
Qualified XII (0.50)	5,758.886		9.59		55,228
Qualified XII (0.55)	1,132.251		9.57		10,836
Qualified XII (0.60)	173.779		9.55		1,660
Qualified XII (0.65)	13,638.122		9.53		129,971
Qualified XII (0.70)	2,070.832		9.50		19,673
Qualified XII (0.75)	9,109.521		9.48		86,358
Qualified XII (0.80)	4,877.142		9.46		46,138
Qualified XII (0.85)	60,870.005		9.44		574,613
Qualified XII (0.90)	1,085.615		9.42		10,226
Qualified XII (0.95)	52,132.606		9.39		489,525
Qualified XII (1.00)	49,193.372		9.37		460,942
Qualified XII (1.05)	201.902		9.35		1,888
Qualified XII (1.10)	3,319.522		9.33		30,971
Qualified XII (1.15)	601.509		9.31		5,600

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Global Growth Portfolio - Service Class (continued)			
Qualified XII (1.20)	1,157.927	$ 9.28	$ 10,746
Qualified XII (1.25)	12,693.880	9.26	117,545
Qualified XII (1.40)	4,583.060	9.20	42,164
Qualified XII (1.45)	2.528	9.18	23
Qualified XV	13.428	9.39	126
Qualified XVI	8,486.374	9.15	77,650
Qualified XXI	2,080.141	9.46	19,678
Qualified XXVI	88.987	9.42	838
Qualified XXXIV	214.485	8.29	1,778
Qualified XXXVIII	1,700.444	8.44	14,352
Qualified LIV	1,877.983	9.51	17,860
Qualified LVI	1,656.607	9.72	16,102
	395,012.803		$ 3,692,771
ING U.S. Stock Index Portfolio - Institutional Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,518.663	$ 11.98	$ 18,194
Qualified XII (0.00)	70,110.882	12.80	897,419
Qualified XII (0.05)	336,051.358	12.78	4,294,736
Qualified XII (0.40)	50,375.006	12.47	628,176
Qualified XII (0.65)	1,060.396	12.26	13,000
Qualified XII (0.75)	2,524.773	12.18	30,752
Qualified XII (0.80)	7,255.430	12.14	88,081
Qualified XII (0.95)	1,907.483	12.02	22,928
Qualified XII (1.00)	2,307.243	11.98	27,641
	473,111.234		$ 6,020,927
ING Van Kampen Growth and Income Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	953.518	$ 11.66	$ 11,118
ING Custom Choice 65	626.531	12.29	7,700
ING MAP PLUS NP14	8,551.263	11.54	98,682
Qualified VI	477,430.605	11.66	5,566,841
Qualified XII (0.00)	82,146.297	12.52	1,028,472
Qualified XII (0.25)	3,261.852	12.35	40,284
Qualified XII (0.30)	5,078.653	12.31	62,518
Qualified XII (0.40)	10,273.100	12.24	125,743
Qualified XII (0.50)	402,373.337	12.17	4,896,884
Qualified XII (0.55)	19,797.446	12.14	240,341
Qualified XII (0.60)	13,725.089	12.10	166,074
Qualified XII (0.65)	55,637.713	12.07	671,547
Qualified XII (0.70)	10,101.579	12.04	121,623
Qualified XII (0.75)	82,934.732	12.00	995,217
Qualified XII (0.80)	18,727.274	11.97	224,165
Qualified XII (0.85)	68,347.174	11.93	815,382
Qualified XII (0.90)	7,703.331	11.90	91,670
Qualified XII (0.95)	88,641.172	11.87	1,052,171
Qualified XII (1.00)	342,284.303	11.83	4,049,223
Qualified XII (1.05)	6,785.725	11.80	80,072

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Growth and Income Portfolio - Service Class (continued)			
Qualified XII (1.10)	8,511.344	$ 11.76	$ 100,093
Qualified XII (1.15)	18,517.228	11.73	217,207
Qualified XII (1.20)	3,490.908	11.70	40,844
Qualified XII (1.25)	36,633.607	11.66	427,148
Qualified XII (1.30)	154.298	11.63	1,794
Qualified XII (1.35)	304.598	11.60	3,533
Qualified XII (1.40)	2,573.174	11.57	29,772
Qualified XII (1.45)	268.564	11.53	3,097
Qualified XIII	65.672	11.87	780
Qualified XV	578.511	11.87	6,867
Qualified XVI	11,379.348	11.50	130,862
Qualified XXI	2,139.212	11.97	25,606
Qualified XXVI	462.107	11.90	5,499
Qualified XXXVIII	8,554.233	9.19	78,613
Qualified XLIII	4,424.181	9.03	39,950
Qualified LIV	21,188.179	12.11	256,589
Qualified LVI	4,195.810	12.38	51,944
	1,828,821.668		$ 21,765,925
ING Wells Fargo HealthCare Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	23.756	$ 11.92	$ 283
ING Custom Choice 65	445.877	12.56	5,600
ING MAP PLUS NP6	7,306.853	12.55	91,701
ING MAP PLUS NP9	709.394	12.44	8,825
ING MAP PLUS NP11	3,123.840	12.37	38,642
ING MAP PLUS NP12	13,728.310	12.34	169,407
ING MAP PLUS NP14	6.473	12.27	79
ING MAP PLUS NP15	205.028	12.23	2,507
ING MAP PLUS NP16	922.638	12.20	11,256
ING MAP PLUS NP17	6,460.740	12.16	78,563
ING MAP PLUS NP18	463.538	12.13	5,623
ING MAP PLUS NP19	273.934	12.10	3,315
ING MAP PLUS NP20	634.330	12.06	7,650
ING MAP PLUS NP23	579.533	11.96	6,931
ING MAP PLUS NP25	2,910.878	11.89	34,610
ING MAP PLUS NP26	479.627	11.86	5,688
ING MAP PLUS NP27	189.757	11.82	2,243
Qualified VI	220,208.057	11.92	2,624,880
Qualified XII (0.00)	908.163	12.80	11,624
Qualified XII (0.25)	7,118.585	12.62	89,837
Qualified XII (0.30)	131,654.585	12.59	1,657,531
Qualified XII (0.40)	28,534.483	12.52	357,252
Qualified XII (0.50)	36,285.808	12.44	451,395
Qualified XII (0.55)	4,587.371	12.41	56,929
Qualified XII (0.60)	2,669.399	12.37	33,020
Qualified XII (0.65)	14,236.951	12.34	175,684
Qualified XII (0.70)	9,486.476	12.30	116,684

Division/Contract	Units	Unit Value	Extended Value
ING Wells Fargo HealthCare Portfolio - Service Class (continued)			
Qualified XII (0.75)	27,669.786	$ 12.27	$ 339,508
Qualified XII (0.80)	16,742.186	12.23	204,757
Qualified XII (0.85)	55,468.525	12.20	676,716
Qualified XII (0.90)	3,115.678	12.16	37,887
Qualified XII (0.95)	31,383.730	12.13	380,685
Qualified XII (1.00)	124,869.491	12.10	1,510,921
Qualified XII (1.05)	5,974.568	12.06	72,053
Qualified XII (1.10)	8,662.758	12.03	104,213
Qualified XII (1.15)	2,897.590	11.99	34,742
Qualified XII (1.20)	1,548.130	11.96	18,516
Qualified XII (1.25)	15,080.308	11.92	179,757
Qualified XII (1.30)	85.851	11.89	1,021
Qualified XII (1.40)	1,473.588	11.82	17,418
Qualified XII (1.45)	63.635	11.79	750
Qualified XII (1.50)	538.757	11.76	6,336
Qualified XV	1,747.237	12.13	21,194
Qualified XVI	5,151.964	11.76	60,587
Qualified XXI	9,110.274	12.23	111,419
Qualified XXVI	27.084	12.16	329
Qualified XXXIV	943.302	8.95	8,443
Qualified XXXVIII	2,402.619	9.11	21,888
Qualified XLIII	27.975	8.95	250
Qualified LIV	2,804.716	12.38	34,722
Qualified LVI	14,515.851	12.65	183,626
	826,459.987		$ 10,075,497
ING Money Market Portfolio - Class I			
Currently payable annuity contracts:	336,185.324	$11.07 to $12.73	$ 3,754,022
Contracts in accumulation period:			
ING Custom Choice 62	192,718.191	10.89	2,098,701
ING Custom Choice 65	2,562.425	11.45	29,340
ING MAP PLUS NP4	6,128.654	11.32	69,376
ING MAP PLUS NP6	4,206.522	11.25	47,323
ING MAP PLUS NP9	1,577.157	11.13	17,554
ING MAP PLUS NP11	1,261.356	11.05	13,938
ING MAP PLUS NP15	4,138.526	10.90	45,110
ING MAP PLUS NP17	15,760.804	10.83	170,690
ING MAP PLUS NP18	1,047.651	10.79	11,304
ING MAP PLUS NP23	46.770	10.60	496
ING MAP PLUS NP26	3,210.144	10.50	33,707
ING MAP PLUS NP27	2,358.743	10.46	24,672
ING MAP PLUS NP28	1,987.018	10.42	20,705
Qualified I	2,074.333	53.28	110,520
Qualified V	14,592.520	14.74	215,094
Qualified VI	3,155,128.746	15.13	47,737,098
Qualified VII	38,972.178	15.14	590,039
Qualified VIII	3,292.449	14.55	47,905
Qualified IX	602.036	15.47	9,314

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Money Market Portfolio - Class I (continued)			
Qualified X (1.15)	227,376.440	$ 15.39	$ 3,499,323
Qualified X (1.25)	498,631.438	15.13	7,544,294
Qualified XII (0.00)	16,120.705	14.59	235,201
Qualified XII (0.05)	7,083.046	17.04	120,695
Qualified XII (0.25)	96,671.342	14.14	1,366,933
Qualified XII (0.30)	393,923.666	14.05	5,534,628
Qualified XII (0.35)	43,752.321	13.96	610,782
Qualified XII (0.40)	424,698.620	15.11	6,417,196
Qualified XII (0.45)	334.949	13.78	4,616
Qualified XII (0.50)	1,468,183.931	13.83	20,304,984
Qualified XII (0.55)	410,286.222	13.61	5,583,995
Qualified XII (0.60)	1,809,945.398	13.53	24,488,561
Qualified XII (0.65)	1,446,916.755	13.44	19,446,561
Qualified XII (0.70)	1,072,503.635	13.36	14,328,649
Qualified XII (0.75)	899,210.576	13.27	11,932,524
Qualified XII (0.80)	1,061,434.186	13.36	14,180,761
Qualified XII (0.85)	1,027,800.365	14.34	14,738,657
Qualified XII (0.90)	122,126.866	13.16	1,607,190
Qualified XII (0.95)	647,497.417	14.13	9,149,138
Qualified XII (1.00)	3,172,901.979	14.03	44,515,815
Qualified XII (1.05)	115,872.065	13.93	1,614,098
Qualified XII (1.10)	286,933.268	13.83	3,968,287
Qualified XII (1.15)	125,612.988	13.72	1,723,410
Qualified XII (1.20)	75,577.930	13.62	1,029,371
Qualified XII (1.25)	453,148.129	13.53	6,131,094
Qualified XII (1.30)	12,030.048	13.43	161,564
Qualified XII (1.35)	655.605	13.33	8,739
Qualified XII (1.40)	52,402.103	13.23	693,280
Qualified XII (1.45)	11,457.963	13.14	150,558
Qualified XII (1.50)	1,613.535	13.04	21,040
Qualified XIII	713.085	15.81	11,274
Qualified XV	9,540.887	15.78	150,555
Qualified XVI	103,302.661	14.62	1,510,285
Qualified XVII	100,939.673	15.13	1,527,217
Qualified XVIII	170,155.892	15.13	2,574,459
Qualified XIX	205.765	53.28	10,963
Qualified XX	22,575.826	52.12	1,176,652
Qualified XXI	32,860.565	16.06	527,741
Qualified XXVI	11,041.197	15.92	175,776
Qualified XXVII	627,823.405	57.51	36,106,124
Qualified XXVIII	274,503.135	56.40	15,481,977
Qualified XXIX	1.550	52.12	81
Qualified XXX	40,833.839	50.82	2,075,176
Qualified XXXII	16,143.159	10.86	175,315
Qualified XXXIII (0.65)	116,975.967	11.69	1,367,449
Qualified XXXIV	13,456.431	10.23	137,659
Qualified XXXV	86,980.791	11.25	978,534

Division/Contract	Units	Unit Value	Extended Value
ING Money Market Portfolio - Class I (continued)			
Qualified XXXVI	18,612.004	$ 11.81	$ 219,808
Qualified XXXVIII	74,008.065	10.42	771,164
Qualified XLIII	10,901.208	10.23	111,519
Qualified LIV	29,117.304	11.29	328,734
Qualified LVI	85,109.561	11.55	983,015
	21,616,357.008		$ 342,560,329
ING Global Real Estate Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP14	455.430	$ 15.95	$ 7,264
ING MAP PLUS NP17	2,553.451	15.91	40,625
	3,008.881		$ 47,889
ING International Capital Appreciation Fund - Class I			
Contracts in accumulation period:			
ING MAP PLUS NP16	606.095	$ 14.24	$ 8,631
ING MAP PLUS NP22	150.275	14.17	2,129
ING MAP PLUS NP28	13.618	14.10	192
	769.988		$ 10,952
ING International SmallCap Multi-Manager Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	49,567.504	$ 17.82	$ 883,293
ING MAP PLUS NP8	22,037.656	17.40	383,455
ING MAP PLUS NP9	15,017.697	17.34	260,407
ING MAP PLUS NP11	198.635	17.22	3,420
ING MAP PLUS NP13	477.480	17.10	8,165
ING MAP PLUS NP14	4,779.691	17.04	81,446
ING MAP PLUS NP15	355.100	16.98	6,030
ING MAP PLUS NP17	6,045.393	16.86	101,925
ING MAP PLUS NP23	74.111	16.52	1,224
ING MAP PLUS NP26	738.152	16.35	12,069
ING MAP PLUS NP28	656.450	16.24	10,661
ING MAP PLUS NP29	624.701	16.18	10,108
ING MAP PLUS NP30	139.653	16.12	2,251
ING MAP PLUS NP35	0.250	15.85	4
ING MAP PLUS NP36	92.626	15.79	1,463
	100,805.099		$ 1,765,921
ING American Century Small-Mid Cap Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	5,591.914	$ 13.53	$ 75,659

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small-Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	42,344.860	$ 17.28	$ 731,719
Contracts in accumulation period:			
ING Custom Choice 62	2,605.026	16.06	41,837
ING MAP PLUS NP1	2,032.334	17.32	35,200
ING MAP PLUS NP5	0.005	17.08	-
ING MAP PLUS NP9	12,628.449	16.85	212,789
ING MAP PLUS NP10	4,255.337	16.79	71,447
ING MAP PLUS NP11	5,806.337	16.73	97,140
ING MAP PLUS NP12	4,267.495	16.67	71,139
ING MAP PLUS NP13	330.662	16.62	5,496
ING MAP PLUS NP14	232.380	16.56	3,848
ING MAP PLUS NP15	2,684.300	16.50	44,291
ING MAP PLUS NP16	683.968	16.45	11,251
ING MAP PLUS NP18	958.121	16.33	15,646
ING MAP PLUS NP19	960.158	16.28	15,631
ING MAP PLUS NP21	9,179.025	16.16	148,333
ING MAP PLUS NP22	164.517	16.11	2,650
ING MAP PLUS NP23	200.295	16.05	3,215
ING MAP PLUS NP26	1,098.030	15.89	17,448
ING MAP PLUS NP27	16.753	15.83	265
Qualified V	107.762	17.43	1,878
Qualified VI	287,864.473	17.67	5,086,565
Qualified X (1.15)	18,995.343	17.83	338,687
Qualified X (1.25)	27,189.235	17.67	480,434
Qualified XII (0.00)	3,390.247	19.70	66,788
Qualified XII (0.05)	36,817.163	19.46	716,462
Qualified XII (0.25)	2,924.262	19.28	56,380
Qualified XII (0.30)	8,896.874	19.19	170,731
Qualified XII (0.35)	7.968	19.11	152
Qualified XII (0.40)	17,594.400	19.03	334,821
Qualified XII (0.50)	305,813.186	18.86	5,767,637
Qualified XII (0.55)	7,046.144	18.78	132,327
Qualified XII (0.60)	1,058,659.353	18.70	19,796,930
Qualified XII (0.65)	29,483.279	18.62	548,979
Qualified XII (0.70)	5,970.559	18.54	110,694
Qualified XII (0.75)	22,573.372	18.46	416,704
Qualified XII (0.80)	4,992.851	18.38	91,769
Qualified XII (0.85)	67,038.362	18.30	1,226,802
Qualified XII (0.90)	3,354.853	18.22	61,125
Qualified XII (0.95)	34,471.290	18.14	625,309
Qualified XII (1.00)	369,215.857	18.06	6,668,038
Qualified XII (1.05)	1,482.229	17.98	26,650
Qualified XII (1.10)	16,600.363	17.90	297,146
Qualified XII (1.15)	5,325.726	17.83	94,958
Qualified XII (1.20)	2,836.210	17.75	50,343
Qualified XII (1.25)	22,984.025	17.67	406,128
Qualified XII (1.40)	1,706.173	17.44	29,756

Division/Contract	Units	Unit Value	Extended Value
ING American Century Small-Mid Cap Value Portfolio -			
Service Class (continued)			
Qualified XII (1.45)	253.910	$ 17.37	$ 4,410
Qualified XIII	702.389	18.14	12,741
Qualified XV	913.901	18.14	16,578
Qualified XVI	8,579.500	17.29	148,340
Qualified XVII	3,416.940	17.67	60,377
Qualified XVIII	151.749	18.06	2,741
Qualified XXI	10,772.135	18.38	197,992
Qualified XXVI	1,315.778	18.22	23,973
Qualified XXXII	124.561	16.76	2,088
Qualified XXXVIII	5,600.122	11.62	65,073
Qualified XLIII	121.342	11.41	1,385
Qualified LIV	7,413.641	14.96	110,908
Qualified LVI	12,388.976	15.29	189,427
	2,505,544.555		$ 45,969,571
ING Baron Small Cap Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	101,780.588	$ 12.25	$ 1,246,812
ING Baron Small Cap Growth Portfolio - Service Class			
Currently payable annuity contracts:	148,644.063	$ 15.93	$ 2,367,900
Contracts in accumulation period:			
ING Custom Choice 62	554.243	14.87	8,242
ING Custom Choice 65	5,372.628	13.24	71,134
ING MAP PLUS NP1	10,883.874	16.17	175,992
ING MAP PLUS NP4	15,653.708	16.01	250,616
ING MAP PLUS NP5	0.005	15.95	-
ING MAP PLUS NP6	1,969.252	15.90	31,311
ING MAP PLUS NP8	41,702.784	15.79	658,487
ING MAP PLUS NP9	42,402.748	15.73	666,995
ING MAP PLUS NP10	785.446	15.68	12,316
ING MAP PLUS NP11	28,538.890	15.63	446,063
ING MAP PLUS NP12	16,037.434	15.57	249,703
ING MAP PLUS NP13	5,479.213	15.52	85,037
ING MAP PLUS NP14	23,953.980	15.46	370,329
ING MAP PLUS NP15	36,051.247	15.41	555,550
ING MAP PLUS NP16	56.680	15.36	871
ING MAP PLUS NP17	19,330.012	15.31	295,942
ING MAP PLUS NP18	3,631.607	15.25	55,382
ING MAP PLUS NP19	3,010.624	15.20	45,761
ING MAP PLUS NP20	5,942.543	15.15	90,030
ING MAP PLUS NP21	14,054.577	15.10	212,224
ING MAP PLUS NP22	2,910.523	15.04	43,774
ING MAP PLUS NP23	5,827.823	14.99	87,359
ING MAP PLUS NP24	766.124	14.94	11,446
ING MAP PLUS NP25	2,928.690	14.89	43,608
ING MAP PLUS NP26	4,920.923	14.84	73,026
ING MAP PLUS NP27	2,909.143	14.79	43,026

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class (continued)			
ING MAP PLUS NP28	3,384.555	$ 14.73	$ 49,854
ING MAP PLUS NP29	565.264	14.68	8,298
ING MAP PLUS NP30	458.094	14.63	6,702
ING MAP PLUS NP32	53.304	14.53	775
ING MAP PLUS NP36	106.334	14.33	1,524
Qualified VI	1,026,234.531	17.70	18,164,351
Qualified X (1.15)	58,355.940	17.86	1,042,237
Qualified X (1.25)	94,802.036	17.70	1,677,996
Qualified XII (0.00)	5,532.787	19.73	109,162
Qualified XII (0.05)	40,394.799	19.50	787,699
Qualified XII (0.10)	203.344	19.56	3,977
Qualified XII (0.25)	28,663.677	19.31	553,496
Qualified XII (0.30)	16,500.854	19.23	317,311
Qualified XII (0.35)	171.869	19.14	3,290
Qualified XII (0.40)	61,150.576	19.06	1,165,530
Qualified XII (0.50)	1,438,457.837	18.89	27,172,469
Qualified XII (0.55)	58,169.591	18.81	1,094,170
Qualified XII (0.60)	759,990.013	18.73	14,234,613
Qualified XII (0.65)	73,131.572	18.65	1,363,904
Qualified XII (0.70)	34,230.569	18.57	635,662
Qualified XII (0.75)	185,377.963	18.49	3,427,639
Qualified XII (0.80)	55,315.215	18.41	1,018,353
Qualified XII (0.85)	233,222.828	18.33	4,274,974
Qualified XII (0.90)	33,234.403	18.25	606,528
Qualified XII (0.95)	149,283.387	18.17	2,712,479
Qualified XII (1.00)	522,483.703	18.09	9,451,730
Qualified XII (1.05)	19,246.896	18.01	346,637
Qualified XII (1.10)	32,635.102	17.94	585,474
Qualified XII (1.15)	38,797.324	17.86	692,920
Qualified XII (1.20)	10,051.646	17.78	178,718
Qualified XII (1.25)	51,942.690	17.70	919,386
Qualified XII (1.30)	62.564	17.63	1,103
Qualified XII (1.35)	376.523	17.55	6,608
Qualified XII (1.40)	4,732.962	17.47	82,685
Qualified XII (1.45)	1,112.211	17.40	19,352
Qualified XII (1.50)	74.714	17.32	1,294
Qualified XIII	1,114.619	18.17	20,253
Qualified XV	706.839	18.17	12,843
Qualified XVI	31,427.701	17.32	544,328
Qualified XVII	533.614	17.70	9,445
Qualified XVIII	900.949	18.09	16,298
Qualified XXI	19,636.311	18.41	361,504
Qualified XXVI	662.752	18.25	12,095
Qualified XXVII	733,525.801	20.51	15,044,614
Qualified XXVIII	544,898.600	9.68	5,274,618
Qualified XXXII	252.140	15.82	3,989
Qualified XXXIII (0.65)	26,229.035	18.95	497,040

Division/Contract	Units	Unit Value	Extended Value
ING Baron Small Cap Growth Portfolio - Service Class (continued)			
Qualified XXXIV	211.289	$ 9.54	$ 2,016
Qualified XXXVIII	4,608.871	9.71	44,752
Qualified XLIII	1,915.179	9.54	18,271
Qualified LIV	36,333.314	13.04	473,786
Qualified LVI	27,318.418	13.33	364,155
	6,913,101.893		$ 122,371,031
ING Columbia Small Cap Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	2,748.117	$ 9.60	$ 26,382
ING Columbia Small Cap Value Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	785.622	$ 10.58	$ 8,312
ING MAP PLUS NP14	1,440.192	10.44	15,036
ING MAP PLUS NP15	1,437.901	10.42	14,983
ING MAP PLUS NP19	2,673.231	10.32	27,588
ING MAP PLUS NP27	3,344.047	10.13	33,875
ING MAP PLUS NP28	126.323	10.11	1,277
Qualified VI	86,096.479	10.15	873,879
Qualified XII (0.30)	1,510.958	10.62	16,046
Qualified XII (0.40)	1,363.420	10.57	14,411
Qualified XII (0.50)	7,377.584	10.52	77,612
Qualified XII (0.55)	6,309.969	10.49	66,192
Qualified XII (0.60)	287.199	10.47	3,007
Qualified XII (0.65)	2,933.761	10.44	30,628
Qualified XII (0.70)	4,754.795	10.42	49,545
Qualified XII (0.75)	24,921.749	10.39	258,937
Qualified XII (0.80)	1,556.182	10.37	16,138
Qualified XII (0.85)	13,659.367	10.35	141,374
Qualified XII (0.90)	3,793.524	10.32	39,149
Qualified XII (0.95)	12,152.184	10.30	125,168
Qualified XII (1.00)	25,177.218	10.27	258,570
Qualified XII (1.05)	1,243.953	10.25	12,751
Qualified XII (1.10)	3,793.845	10.23	38,811
Qualified XII (1.15)	6,844.894	10.20	69,818
Qualified XII (1.20)	639.410	10.18	6,509
Qualified XII (1.25)	9,511.615	10.15	96,543
Qualified XII (1.40)	332.172	10.08	3,348
Qualified XVI	2,333.497	10.04	23,428
Qualified XXXVIII	829.603	9.81	8,138
Qualified LIV	2,182.352	10.42	22,740
Qualified LVI	1,235.884	10.66	13,175
	230,648.930		$ 2,366,988

Division/Contract	Units	Unit Value	Extended Value
ING Davis New York Venture Portfolio - Service Class			
Currently payable annuity contracts:	25,285.452	$ 11.65	$ 294,576
Contracts in accumulation period:			
ING Custom Choice 62	22.398	11.26	252
ING Custom Choice 65	1,560.513	11.58	18,071
ING MAP PLUS NP1	14,743.191	11.58	170,726
ING MAP PLUS NP5	0.013	11.42	-
ING MAP PLUS NP8	39,477.926	11.30	446,101
ING MAP PLUS NP11	3,744.912	11.19	41,906
ING MAP PLUS NP13	4.844	11.11	54
ING MAP PLUS NP14	16,514.080	11.07	182,811
ING MAP PLUS NP15	600.150	11.03	6,620
ING MAP PLUS NP17	2,504.905	10.96	27,454
ING MAP PLUS NP19	1,695.300	10.88	18,445
ING MAP PLUS NP20	854.336	10.84	9,261
ING MAP PLUS NP22	2,465.368	10.77	26,552
ING MAP PLUS NP23	6,410.331	10.73	68,783
ING MAP PLUS NP25	1,386.947	10.66	14,785
ING MAP PLUS NP26	3,059.543	10.62	32,492
ING MAP PLUS NP28	712.712	10.55	7,519
Qualified VI	255,598.423	18.14	4,636,555
Qualified X (1.15)	9,687.008	11.78	114,113
Qualified X (1.25)	22,789.496	11.40	259,800
Qualified XII (0.00)	803.363	20.33	16,332
Qualified XII (0.25)	5,907.355	19.87	117,379
Qualified XII (0.30)	7,636.436	19.78	151,049
Qualified XII (0.35)	5.810	19.69	114
Qualified XII (0.40)	17,660.082	19.60	346,138
Qualified XII (0.50)	67,444.288	19.42	1,309,768
Qualified XII (0.55)	6,863.156	19.34	132,733
Qualified XII (0.60)	6,264.176	19.25	120,585
Qualified XII (0.65)	35,852.937	19.16	686,942
Qualified XII (0.70)	3,971.895	19.07	75,744
Qualified XII (0.75)	33,519.177	18.99	636,529
Qualified XII (0.80)	14,806.456	18.90	279,842
Qualified XII (0.85)	29,480.680	18.81	554,532
Qualified XII (0.90)	2,537.328	18.73	47,524
Qualified XII (0.95)	45,045.964	18.64	839,657
Qualified XII (1.00)	89,424.520	18.56	1,659,719
Qualified XII (1.05)	4,863.396	18.47	89,827
Qualified XII (1.10)	8,957.049	18.39	164,720
Qualified XII (1.15)	2,546.932	18.30	46,609
Qualified XII (1.20)	3,366.234	18.22	61,333
Qualified XII (1.25)	18,505.795	18.14	335,695
Qualified XII (1.30)	285.540	18.05	5,154
Qualified XII (1.40)	1,356.224	17.89	24,263
Qualified XII (1.45)	184.121	17.81	3,279
Qualified XIII	816.376	18.64	15,217

Division/Contract	Units	Unit Value		Extended Value	
ING Davis New York Venture Portfolio - Service Class (continued)					
Qualified XV	2,682.274	$	18.64	$	49,998
Qualified XVI	4,799.583		17.73		85,097
Qualified XVII	1,182.717		18.14		21,454
Qualified XVIII	317.369		11.93		3,786
Qualified XXVI	463.265		18.73		8,677
Qualified XXXIV	581.197		8.62		5,010
Qualified XXXVIII	3,934.830		8.78		34,548
Qualified XLIII	30.384		8.63		262
Qualified LIV	2,131.713		11.41		24,323
Qualified LVI	9,386.088		11.67		109,536
	842,732.558			$	14,440,251
ING Fidelity® VIP Mid Cap Portfolio - Service Class					
Contracts in accumulation period:					
Qualified XII (0.00)	287.609	$	13.30	$	3,825
Qualified XII (0.50)	1,083,446.253		13.01		14,095,636
	1,083,733.862			$	14,099,461
ING Index Solution 2015 Portfolio - Service Class					
Contracts in accumulation period:					
ING Educator's Direct	5,037.813	$	10.78	$	54,308
Qualified XII (0.75)	33.338		13.00		433
	5,071.151			$	54,741
ING Index Solution 2015 Portfolio - Service 2 Class					
Contracts in accumulation period:					
ING MAP PLUS NP5	0.013	$	11.11	$	-
ING MAP PLUS NP14	34,163.505		11.06		377,848
ING MAP PLUS NP15	2,181.752		11.06		24,130
ING MAP PLUS NP17	2,081.561		11.05		23,001
ING MAP PLUS NP22	2,755.490		11.03		30,393
ING MAP PLUS NP23	429.897		11.02		4,737
ING MAP PLUS NP26	908.569		11.01		10,003
ING MAP PLUS NP27	1,717.118		11.00		18,888
ING MAP PLUS NP28	3,725.567		11.00		40,981
ING MAP PLUS NP30	10,631.969		10.99		116,845
ING MAP PLUS NP32	3,673.894		10.98		40,339
	62,269.335			$	687,165
ING Index Solution 2025 Portfolio - Service Class					
Contracts in accumulation period:					
ING Educator's Direct	32.746	$	11.17	$	366
Qualified XII (0.75)	2,028.130		13.71		27,806
	2,060.876			$	28,172

Division/Contract	Units	Unit Value	Extended Value
ING Index Solution 2025 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP5	161.706	$ 11.58	$ 1,873
ING MAP PLUS NP14	39,301.189	11.53	453,143
ING MAP PLUS NP15	47,983.543	11.52	552,770
ING MAP PLUS NP17	75.187	11.51	865
ING MAP PLUS NP22	19,060.821	11.49	219,009
ING MAP PLUS NP26	263.743	11.47	3,025
ING MAP PLUS NP27	1,359.691	11.46	15,582
ING MAP PLUS NP28	14,365.521	11.46	164,629
ING MAP PLUS NP30	7,724.296	11.45	88,443
ING MAP PLUS NP32	1,733.358	11.44	19,830
	132,029.055		$ 1,519,169
ING Index Solution 2035 Portfolio - Service Class			
Contracts in accumulation period:			
ING Educator's Direct	1,705.585	$ 11.35	$ 19,358
Qualified XII (0.75)	209.965	14.13	2,967
	1,915.550		$ 22,325
ING Index Solution 2035 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	1,218.550	$ 11.79	$ 14,367
ING MAP PLUS NP5	712.376	11.78	8,392
ING MAP PLUS NP11	1,142.545	11.75	13,425
ING MAP PLUS NP14	20,705.363	11.74	243,081
ING MAP PLUS NP15	31,379.886	11.73	368,086
ING MAP PLUS NP19	625.304	11.71	7,322
ING MAP PLUS NP22	14,266.885	11.69	166,780
ING MAP PLUS NP23	389.691	11.69	4,555
ING MAP PLUS NP25	6,135.160	11.68	71,659
ING MAP PLUS NP27	134.747	11.67	1,572
ING MAP PLUS NP28	8,910.563	11.66	103,897
ING MAP PLUS NP30	5,717.694	11.65	66,611
ING MAP PLUS NP32	1,127.568	11.64	13,125
	92,466.332		$ 1,082,872
ING Index Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
ING Educator's Direct	4.338	$ 11.56	$ 50
Qualified XII (0.75)	33.926	14.57	494
	38.264		$ 544

Division/Contract	Units	Unit Value	Extended Value
ING Index Solution 2045 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	3,151.109	$ 12.00	$ 37,813
ING MAP PLUS NP5	496.336	11.99	5,951
ING MAP PLUS NP14	6,277.587	11.95	75,017
ING MAP PLUS NP15	23,092.422	11.94	275,724
ING MAP PLUS NP17	18.477	11.93	220
ING MAP PLUS NP19	1,337.031	11.92	15,937
ING MAP PLUS NP22	7,658.755	11.90	91,139
ING MAP PLUS NP23	300.093	11.90	3,571
ING MAP PLUS NP27	93.270	11.88	1,108
ING MAP PLUS NP28	1,851.467	11.87	21,977
ING MAP PLUS NP30	3,278.697	11.86	38,885
ING MAP PLUS NP32	1,369.454	11.85	16,228
	48,924.698		$ 583,570
ING Index Solution 2055 Portfolio - Service Class			
Contracts in accumulation period:			
ING Educator's Direct	155.440	$ 11.58	$ 1,800
Qualified XII (0.95)	52.748	11.51	607
Qualified LVI	47.495	11.56	549
	255.683		$ 2,956
ING Index Solution 2055 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP19	14.209	$ 11.51	$ 164
ING MAP PLUS NP20	3.180	11.51	37
	17.389		$ 201
ING Index Solution Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP14	234.501	$ 10.76	$ 2,523
ING MAP PLUS NP15	8,728.026	10.76	93,914
ING MAP PLUS NP17	123.026	10.75	1,323
ING MAP PLUS NP22	3,637.558	10.73	39,031
ING MAP PLUS NP26	28.852	10.71	309
ING MAP PLUS NP30	691.451	10.69	7,392
ING MAP PLUS NP32	1,445.978	10.68	15,443
	14,889.392		$ 159,935
ING JPMorgan Mid Cap Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	30,630.979	$ 12.33	$ 377,680
ING JPMorgan Mid Cap Value Portfolio - Service Class			
Currently payable annuity contracts:	78,154.240	$ 15.39	$ 1,202,794
Contracts in accumulation period:			
ING Custom Choice 62	539.350	14.53	7,837
ING MAP PLUS NP1	9,640.633	15.77	152,033
ING MAP PLUS NP4	683.185	15.61	10,665
ING MAP PLUS NP8	2,801.322	15.39	43,112
ING MAP PLUS NP9	30,125.705	15.34	462,128
ING MAP PLUS NP10	143.384	15.29	2,192

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)			
ING MAP PLUS NP11	6,504.258	$ 15.23	$ 99,060
ING MAP PLUS NP12	167.982	15.18	2,550
ING MAP PLUS NP14	7,853.926	15.08	118,437
ING MAP PLUS NP15	8,747.975	15.02	131,395
ING MAP PLUS NP17	9,918.495	14.92	147,984
ING MAP PLUS NP19	1,361.144	14.82	20,172
ING MAP PLUS NP20	909.645	14.77	13,435
ING MAP PLUS NP21	6,046.374	14.72	89,003
ING MAP PLUS NP22	1,966.260	14.67	28,845
ING MAP PLUS NP23	2,567.207	14.61	37,507
ING MAP PLUS NP24	56.753	14.56	826
ING MAP PLUS NP25	6,553.032	14.51	95,084
ING MAP PLUS NP26	2,084.397	14.46	30,140
ING MAP PLUS NP27	1,262.888	14.41	18,198
ING MAP PLUS NP28	2,009.269	14.36	28,853
ING MAP PLUS NP30	268.734	14.27	3,835
ING MAP PLUS NP32	79.967	14.17	1,133
Qualified VI	537,414.091	17.41	9,356,379
Qualified VIII	388.193	17.40	6,755
Qualified X (1.15)	26,798.051	17.56	470,574
Qualified X (1.25)	101,121.082	17.41	1,760,518
Qualified XII (0.00)	3,667.772	19.41	71,191
Qualified XII (0.05)	34,431.958	19.18	660,405
Qualified XII (0.10)	150.491	19.24	2,895
Qualified XII (0.25)	5,735.573	18.99	108,919
Qualified XII (0.30)	5,422.787	18.91	102,545
Qualified XII (0.35)	1,343.295	18.83	25,294
Qualified XII (0.40)	18,520.358	18.75	347,257
Qualified XII (0.50)	42,985.133	18.58	798,664
Qualified XII (0.55)	12,580.475	18.50	232,739
Qualified XII (0.60)	14,501.181	18.42	267,112
Qualified XII (0.65)	32,929.771	18.34	603,932
Qualified XII (0.70)	18,252.353	18.26	333,288
Qualified XII (0.75)	73,276.578	18.19	1,332,901
Qualified XII (0.80)	8,640.996	18.11	156,488
Qualified XII (0.85)	68,712.013	18.03	1,238,878
Qualified XII (0.90)	18,804.570	17.95	337,542
Qualified XII (0.95)	105,886.502	17.87	1,892,192
Qualified XII (1.00)	295,718.534	17.79	5,260,833
Qualified XII (1.05)	3,889.583	17.72	68,923
Qualified XII (1.10)	28,222.023	17.64	497,836
Qualified XII (1.15)	9,168.830	17.56	161,005
Qualified XII (1.20)	4,291.378	17.49	75,056
Qualified XII (1.25)	22,079.049	17.41	384,396
Qualified XII (1.35)	132.067	17.26	2,279
Qualified XII (1.40)	3,393.273	17.19	58,330
Qualified XII (1.45)	1,122.909	17.11	19,213

Division/Contract	Units	Unit Value	Extended Value
ING JPMorgan Mid Cap Value Portfolio - Service Class (continued)			
Qualified XII (1.50)	1.151	$ 17.04	$ 20
Qualified XIII	1,141.815	17.87	20,404
Qualified XV	2,110.342	17.87	37,712
Qualified XVI	16,002.247	17.04	272,678
Qualified XVIII	2,256.559	17.79	40,144
Qualified XXI	8,775.684	18.11	158,928
Qualified XXVI	71.453	17.95	1,283
Qualified XXXII	1,191.158	15.15	18,046
Qualified XXXIV	947.715	9.91	9,392
Qualified XXXVIII	2,223.033	10.09	22,430
Qualified XLIII	118.068	9.92	1,171
Qualified LIV	66,324.443	13.06	866,197
Qualified LVI	9,170.648	13.35	122,428
	1,790,361.310		$ 30,952,390
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	8,583.911	$ 10.64	$ 91,333
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class			
Currently payable annuity contracts:	70,717.323	$12.99 to $15.7	$ 934,902
Contracts in accumulation period:			
ING Custom Choice 65	19,492.973	12.79	249,315
Qualified V	3,167.490	15.34	48,589
Qualified VI	2,716,565.185	15.70	42,650,073
Qualified VIII	4,035.341	16.43	66,301
Qualified X (1.15)	294,630.376	15.97	4,705,247
Qualified X (1.25)	95,021.755	15.70	1,491,842
Qualified XII (0.00)	1,063.981	10.53	11,204
Qualified XII (0.05)	53,014.362	17.69	937,824
Qualified XII (0.10)	51.094	10.40	531
Qualified XII (0.20)	16,866.607	10.27	173,220
Qualified XII (0.25)	25,682.629	10.20	261,963
Qualified XII (0.30)	42,080.556	10.14	426,697
Qualified XII (0.35)	12,942.553	10.07	130,332
Qualified XII (0.40)	30,228.294	11.62	351,253
Qualified XII (0.45)	857.941	9.95	8,537
Qualified XII (0.50)	212,989.994	9.74	2,074,523
Qualified XII (0.55)	119,638.542	9.82	1,174,850
Qualified XII (0.60)	62,237.968	9.76	607,443
Qualified XII (0.65)	330,419.840	9.70	3,205,072
Qualified XII (0.70)	220,900.111	9.64	2,129,477
Qualified XII (0.75)	268,543.904	9.58	2,572,651
Qualified XII (0.80)	404,755.172	10.27	4,156,836
Qualified XII (0.85)	568,827.895	11.03	6,274,172
Qualified XII (0.90)	34,721.679	9.82	340,967
Qualified XII (0.95)	367,880.638	10.87	3,998,863
Qualified XII (1.00)	1,131,275.576	10.79	12,206,463

Division/Contract	Units	Unit Value	Extended Value
ING Legg Mason ClearBridge Aggressive Growth			
Portfolio - Initial Class (continued)			
Qualified XII (1.05)	79,769.132	$ 10.71	$ 854,327
Qualified XII (1.10)	98,016.236	10.63	1,041,913
Qualified XII (1.15)	75,310.152	10.56	795,275
Qualified XII (1.20)	14,889.281	10.48	156,040
Qualified XII (1.25)	34,878.289	10.40	362,734
Qualified XII (1.30)	3,585.167	10.33	37,035
Qualified XII (1.40)	21,462.108	10.18	218,484
Qualified XII (1.45)	1,398.766	10.10	14,128
Qualified XII (1.50)	4,670.215	10.03	46,842
Qualified XV	9,559.391	16.38	156,583
Qualified XVI	58,136.743	15.17	881,934
Qualified XVII	1,981.343	15.70	31,107
Qualified XVIII	5,622.625	15.70	88,275
Qualified XXVI	4,452.002	16.27	72,434
Qualified XXVII	1,072,460.741	16.24	17,416,762
Qualified XXVIII	164,920.566	16.21	2,673,362
Qualified XXXII	8,026.747	12.80	102,742
Qualified XXXIV	15,292.868	9.48	144,976
Qualified XXXVI	33,066.098	11.52	380,921
Qualified XXXVIII	84,182.656	9.66	813,204
Qualified XLIII	4,620.943	9.49	43,853
Qualified LIV	23,415.910	12.61	295,275
Qualified LVI	104,093.922	12.89	1,341,771
	9,032,421.680		$ 119,159,124

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class			
Currently payable annuity contracts:	251,508.520	$13.1 to $13.52	$ 3,391,859
Contracts in accumulation period:			
ING Custom Choice 62	6,665.684	13.31	88,720
ING Custom Choice 65	41,334.894	14.34	592,742
ING MAP PLUS NP1	14,034.987	14.14	198,455
ING MAP PLUS NP3	454.945	14.06	6,397
ING MAP PLUS NP8	4,569.899	13.85	63,293
ING MAP PLUS NP9	20,207.791	13.81	279,070
ING MAP PLUS NP10	20,344.675	13.77	280,146
ING MAP PLUS NP11	38,612.639	13.73	530,152
ING MAP PLUS NP12	20,336.965	13.69	278,413
ING MAP PLUS NP13	1.930	13.65	26
ING MAP PLUS NP14	6,702.159	13.61	91,216
ING MAP PLUS NP15	10,477.018	13.57	142,173
ING MAP PLUS NP16	1,798.411	13.53	24,332
ING MAP PLUS NP17	8,563.517	13.49	115,522
ING MAP PLUS NP18	16,868.772	13.45	226,885
ING MAP PLUS NP19	8,091.795	13.41	108,511
ING MAP PLUS NP20	64.419	13.37	861
ING MAP PLUS NP21	3,673.674	13.33	48,970
ING MAP PLUS NP22	1,437.492	13.29	19,104
ING MAP PLUS NP23	7,341.307	13.25	97,272
ING MAP PLUS NP25	493.957	13.17	6,505
ING MAP PLUS NP26	5,304.024	13.14	69,695
ING MAP PLUS NP27	1,779.479	13.10	23,311
ING MAP PLUS NP28	2,327.046	13.06	30,391
ING MAP PLUS NP29	3,904.556	13.02	50,837
ING MAP PLUS NP30	64.201	12.98	833
ING MAP PLUS NP32	337.720	12.91	4,360
Qualified V	2,097.433	13.18	27,644
Qualified VI	12,254,441.190	13.31	163,106,612
Qualified VIII	12,578.306	13.30	167,291
Qualified X (1.15)	858,127.658	13.38	11,481,748

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial			
Class (continued)			
Qualified X (1.25)	897,465.268	$ 13.31	$ 11,945,263
Qualified XII (0.00)	1,848.858	14.91	27,566
Qualified XII (0.05)	514,428.765	14.94	7,685,566
Qualified XII (0.10)	421.263	14.24	5,999
Qualified XII (0.20)	115,621.229	14.68	1,697,320
Qualified XII (0.25)	211,304.494	14.65	3,095,611
Qualified XII (0.30)	527,316.747	14.07	7,419,347
Qualified XII (0.35)	44,227.874	14.56	643,958
Qualified XII (0.40)	224,649.267	14.50	3,257,414
Qualified XII (0.45)	1,778.638	13.95	24,812
Qualified XII (0.50)	1,354,724.319	14.49	19,629,955
Qualified XII (0.55)	328,987.538	14.35	4,720,971
Qualified XII (0.60)	283,232.190	14.31	4,053,053
Qualified XII (0.65)	1,528,824.983	14.25	21,785,756
Qualified XII (0.70)	443,652.847	14.19	6,295,434
Qualified XII (0.75)	998,274.297	14.13	14,105,616
Qualified XII (0.80)	1,532,832.242	14.23	21,812,203
Qualified XII (0.85)	1,510,577.099	14.20	21,450,195
Qualified XII (0.90)	162,327.443	14.14	2,295,310
Qualified XII (0.95)	1,539,633.736	14.11	21,724,232
Qualified XII (1.00)	4,165,114.797	14.07	58,603,165
Qualified XII (1.05)	234,758.435	14.03	3,293,661
Qualified XII (1.10)	406,968.633	13.99	5,693,491
Qualified XII (1.15)	300,492.300	13.93	4,185,858
Qualified XII (1.20)	96,938.284	13.87	1,344,534
Qualified XII (1.25)	335,042.100	13.84	4,636,983
Qualified XII (1.30)	21,636.393	13.80	298,582
Qualified XII (1.35)	3,925.636	13.23	51,936
Qualified XII (1.40)	47,379.809	14.04	665,213
Qualified XII (1.45)	12,899.288	13.15	169,626
Qualified XII (1.50)	11,566.686	13.11	151,639
Qualified XIII	507.304	13.54	6,869
Qualified XV	83,348.312	13.54	1,128,536
Qualified XVI	315,027.561	13.11	4,130,011
Qualified XVII	11,054.837	13.31	147,140
Qualified XVIII	43,966.095	13.31	585,189
Qualified XXII	1,815.961	13.95	25,333
Qualified XXVI	24,362.461	13.58	330,842
Qualified XXVII	7,408,485.707	13.48	99,866,387
Qualified XXVIII	2,781,964.040	13.50	37,556,515
Qualified XXXII	30,878.627	13.31	410,995
Qualified XXXIII (0.65)	53,084.737	13.78	731,508
Qualified XXXIV	33,023.330	9.16	302,494
Qualified XXXVI	70,498.063	13.87	977,808
Qualified XXXVIII	297,679.347	9.33	2,777,348

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Portfolio - Initial Class (continued)			
Qualified XLIII	25,595.754	$ 9.16	$ 234,457
Qualified LIV	135,872.425	14.13	1,919,877
Qualified LVI	409,311.342	14.45	5,914,549
	43,209,874.424		$ 591,369,473
ING Oppenheimer Global Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	0.604	$ 15.53	$ 9
Qualified XII (1.00)	40,740.069	15.87	646,545
	40,740.673		$ 646,554
ING Oppenheimer Global Strategic Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	34,547.527	$ 13.62	$ 470,537
ING Oppenheimer Global Strategic Income Portfolio - Initial Class			
Currently payable annuity contracts:	327,936.810	$12.81 to $13.58	$ 4,450,515
Contracts in accumulation period:			
ING Custom Choice 65	6,244.864	14.02	87,553
Qualified V	1,981.542	13.07	25,899
Qualified VI	2,707,913.028	13.20	35,744,452
Qualified VIII	2,095.598	13.19	27,641
Qualified X (1.15)	150,241.650	13.27	1,993,707
Qualified X (1.25)	207,684.345	13.20	2,741,433
Qualified XII (0.00)	14,393.787	14.37	206,839
Qualified XII (0.05)	148,807.518	14.38	2,139,852
Qualified XII (0.20)	38,333.784	14.20	544,340
Qualified XII (0.25)	80,814.702	14.15	1,143,528
Qualified XII (0.30)	169,537.437	14.11	2,392,173
Qualified XII (0.35)	2,394.499	14.07	33,691
Qualified XII (0.40)	144,018.450	14.02	2,019,139
Qualified XII (0.45)	10.542	13.98	147
Qualified XII (0.50)	714,560.058	13.95	9,968,113
Qualified XII (0.55)	71,297.895	13.89	990,328
Qualified XII (0.60)	73,001.036	13.85	1,011,064
Qualified XII (0.65)	555,673.605	13.80	7,668,296
Qualified XII (0.70)	119,205.316	13.76	1,640,265
Qualified XII (0.75)	336,524.952	13.71	4,613,757
Qualified XII (0.80)	417,024.979	13.70	5,713,242
Qualified XII (0.85)	518,781.249	13.66	7,086,552
Qualified XII (0.90)	78,531.353	13.61	1,068,812
Qualified XII (0.95)	467,089.918	13.57	6,338,410
Qualified XII (1.00)	1,423,354.055	13.53	19,257,980
Qualified XII (1.05)	71,830.859	13.49	968,998
Qualified XII (1.10)	123,769.497	13.45	1,664,700
Qualified XII (1.15)	49,325.607	13.40	660,963

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
ING Oppenheimer Global Strategic Income Portfolio -			
Initial Class (continued)			
Qualified XII (1.20)	48,231.223	$ 13.36	$ 644,369
Qualified XII (1.25)	167,784.867	13.32	2,234,894
Qualified XII (1.30)	9,757.502	13.28	129,580
Qualified XII (1.35)	658.031	13.29	8,745
Qualified XII (1.40)	29,035.299	13.26	385,008
Qualified XII (1.45)	4,484.463	13.21	59,240
Qualified XII (1.50)	453.521	13.16	5,968
Qualified XIII	4,288.122	13.43	57,589
Qualified XV	14,455.102	13.43	194,132
Qualified XVI	78,240.042	13.00	1,017,121
Qualified XVII	4,718.263	13.20	62,281
Qualified XVIII	9,198.649	13.20	121,422
Qualified XXI	28,477.375	13.55	385,868
Qualified XXVI	2,445.853	13.47	32,946
Qualified XXVII	1,126,150.945	13.55	15,259,345
Qualified XXVIII	576,910.579	13.56	7,822,907
Qualified XXXII	3,771.742	13.20	49,787
Qualified XXXIII (0.65)	43,178.289	13.67	590,247
Qualified XXXIV	23,131.564	11.79	272,721
Qualified XXXVI	9,925.934	13.75	136,482
Qualified XXXVIII	48,040.063	12.01	576,961
Qualified XLIII	1,444.651	11.80	17,047
Qualified LIV	75,127.956	13.81	1,037,517
Qualified LVI	97,970.003	14.12	1,383,336
	11,430,258.973		$ 154,687,902
ING Oppenheimer Global Strategic Income Portfolio -			
Service Class			
Currently payable annuity contracts:	997.419	$ 12.93	$ 12,897
Contracts in accumulation period:			
ING MAP PLUS NP8	20,948.331	12.16	254,732
ING MAP PLUS NP11	10,964.130	12.09	132,556
ING MAP PLUS NP12	16,363.913	12.07	197,512
ING MAP PLUS NP13	4,276.963	12.05	51,537
ING MAP PLUS NP14	7,886.655	12.03	94,876
ING MAP PLUS NP17	3,183.645	11.96	38,076
ING MAP PLUS NP18	8,207.187	11.94	97,994
ING MAP PLUS NP23	4,788.443	11.83	56,647
ING MAP PLUS NP24	29.258	11.81	346
ING MAP PLUS NP26	6,260.973	11.76	73,629
ING MAP PLUS NP27	2,388.260	11.74	28,038
ING MAP PLUS NP28	1,606.830	11.72	18,832
ING MAP PLUS NP30	1,626.738	11.68	19,000
	89,528.745		$ 1,076,672

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	146,642.040	$ 13.58	$ 1,991,399
ING PIMCO Total Return Portfolio - Service Class			
Currently payable annuity contracts:	448,464.494	$12.76 to $13.87	$ 6,214,984
Contracts in accumulation period:			
ING Custom Choice 62	9,371.837	13.59	127,363
ING Custom Choice 65	10,212.099	13.69	139,804
ING MAP PLUS NP1	153,371.376	14.53	2,228,486
ING MAP PLUS NP3	912.529	14.43	13,168
ING MAP PLUS NP4	39,686.391	14.38	570,690
ING MAP PLUS NP5	0.010	14.33	-
ING MAP PLUS NP6	37,688.102	14.28	538,186
ING MAP PLUS NP8	52,518.951	14.18	744,719
ING MAP PLUS NP9	45,437.774	14.13	642,036
ING MAP PLUS NP10	26,821.927	14.08	377,653
ING MAP PLUS NP11	52,834.766	14.04	741,800
ING MAP PLUS NP12	21,187.707	13.99	296,416
ING MAP PLUS NP13	4,307.461	13.94	60,046
ING MAP PLUS NP14	79,910.015	13.89	1,109,950
ING MAP PLUS NP15	50,155.997	13.84	694,159
ING MAP PLUS NP16	3,349.672	13.79	46,192
ING MAP PLUS NP17	25,254.076	13.75	347,244
ING MAP PLUS NP18	9,300.090	13.70	127,411
ING MAP PLUS NP19	3,524.248	13.65	48,106
ING MAP PLUS NP20	22,901.803	13.61	311,694
ING MAP PLUS NP21	45,857.221	13.56	621,824
ING MAP PLUS NP22	5,920.246	13.51	79,983
ING MAP PLUS NP23	14,969.531	13.47	201,640
ING MAP PLUS NP24	2,500.433	13.42	33,556
ING MAP PLUS NP25	418.456	13.37	5,595
ING MAP PLUS NP26	19,178.950	13.33	255,655
ING MAP PLUS NP27	11,284.689	13.28	149,861
ING MAP PLUS NP28	16,338.872	13.23	216,163
ING MAP PLUS NP29	2,993.950	13.19	39,490
ING MAP PLUS NP30	1,670.811	13.14	21,954
ING MAP PLUS NP32	1,597.098	13.05	20,842
ING MAP PLUS NP35	0.854	12.92	11
ING MAP PLUS NP36	1,155.102	12.87	14,866
Qualified V	675.132	14.58	9,843
Qualified VI	2,776,830.385	14.78	41,041,553
Qualified VIII	800.160	14.77	11,818
Qualified X (1.15)	93,492.594	14.91	1,393,975
Qualified X (1.25)	210,754.942	14.78	3,114,958
Qualified XII (0.00)	62,119.442	16.48	1,023,728
Qualified XII (0.05)	4,892.888	16.28	79,656

Division/Contract	Units	Unit Value	Extended Value
ING PIMCO Total Return Portfolio - Service Class (continued)			
Qualified XII (0.25)	190,883.623	$ 16.12	$ 3,077,044
Qualified XII (0.30)	35,058.104	16.05	562,683
Qualified XII (0.35)	623.842	15.98	9,969
Qualified XII (0.40)	434,893.985	15.91	6,919,163
Qualified XII (0.50)	186,036.183	15.78	2,935,651
Qualified XII (0.55)	234,450.647	15.71	3,683,220
Qualified XII (0.60)	108,092.674	15.64	1,690,569
Qualified XII (0.65)	295,059.107	15.57	4,594,070
Qualified XII (0.70)	87,961.400	15.51	1,364,281
Qualified XII (0.75)	583,213.516	15.44	9,004,817
Qualified XII (0.80)	227,013.595	15.37	3,489,199
Qualified XII (0.85)	644,708.904	15.30	9,864,046
Qualified XII (0.90)	62,310.671	15.24	949,615
Qualified XII (0.95)	650,681.355	15.17	9,870,836
Qualified XII (1.00)	2,382,642.505	15.11	36,001,728
Qualified XII (1.05)	45,774.387	15.04	688,447
Qualified XII (1.10)	108,916.975	14.98	1,631,576
Qualified XII (1.15)	46,833.687	14.91	698,290
Qualified XII (1.20)	18,116.498	14.85	269,030
Qualified XII (1.25)	217,263.921	14.78	3,211,161
Qualified XII (1.30)	1,849.531	14.72	27,225
Qualified XII (1.35)	1,080.835	14.65	15,834
Qualified XII (1.40)	26,141.980	14.59	381,411
Qualified XII (1.45)	15,516.791	14.53	225,459
Qualified XII (1.50)	6,207.304	14.46	89,758
Qualified XIII	2,729.650	15.17	41,409
Qualified XV	17,720.090	15.17	268,814
Qualified XVI	83,258.506	14.46	1,203,918
Qualified XVII	689.546	14.78	10,191
Qualified XVIII	3,284.647	15.11	49,631
Qualified XXI	19,162.692	15.37	294,531
Qualified XXVI	2,954.846	15.24	45,032
Qualified XXVII	2,071,244.206	13.84	28,666,020
Qualified XXVIII	1,832,303.475	15.13	27,722,752
Qualified XXXII	2,448.411	13.45	32,931
Qualified XXXIII (0.65)	37,353.638	15.83	591,308
Qualified XXXIV	3,386.841	12.13	41,082
Qualified XXXVIII	80,559.832	12.35	994,914
Qualified XLIII	1,157.610	12.13	14,042
Qualified LIV	131,664.114	13.49	1,776,149
Qualified LVI	67,141.531	13.79	925,882
	15,339,054.736		$ 227,650,766

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer High Yield Portfolio - Initial Class			
Currently payable annuity contracts:	83,005.109	$14.49 to $15.2	$ 1,259,507
Contracts in accumulation period:			
ING Custom Choice 62	618.516	14.99	9,272
ING Custom Choice 65	11.191	15.62	175
Qualified V	2,143.490	14.88	31,895
Qualified VI	293,564.911	14.99	4,400,538
Qualified VIII	156.959	14.98	2,351
Qualified X (1.15)	13,774.860	15.06	207,449
Qualified X (1.25)	32,714.265	14.99	490,387
Qualified XII (0.00)	3,169.557	15.89	50,364
Qualified XII (0.25)	964.518	15.71	15,153
Qualified XII (0.30)	6,112.567	15.67	95,784
Qualified XII (0.40)	29,217.348	15.60	455,791
Qualified XII (0.50)	217,323.338	15.53	3,375,031
Qualified XII (0.55)	7,527.192	15.49	116,596
Qualified XII (0.60)	2,497.970	15.45	38,594
Qualified XII (0.65)	29,775.274	15.42	459,135
Qualified XII (0.70)	8,523.587	15.38	131,093
Qualified XII (0.75)	29,807.188	15.34	457,242
Qualified XII (0.80)	10,341.544	15.31	158,329
Qualified XII (0.85)	47,778.582	15.27	729,579
Qualified XII (0.90)	3,065.209	15.24	46,714
Qualified XII (0.95)	66,398.903	15.20	1,009,263
Qualified XII (1.00)	195,117.268	15.17	2,959,929
Qualified XII (1.05)	1,147.914	15.13	17,368
Qualified XII (1.10)	5,401.272	15.10	81,559
Qualified XII (1.15)	1,227.328	15.06	18,484
Qualified XII (1.20)	7,316.185	15.03	109,962
Qualified XII (1.25)	21,465.414	14.99	321,767
Qualified XII (1.40)	11,117.721	14.89	165,543
Qualified XII (1.45)	114.578	14.85	1,701
Qualified XV	1,785.544	15.20	27,140
Qualified XVI	6,029.559	14.82	89,358
Qualified XVII	202.975	14.99	3,043
Qualified XVIII	1,375.234	15.17	20,862
Qualified XXVI	70.418	15.24	1,073
Qualified XXXII	37.304	14.99	559
Qualified XXXIV	1,041.273	13.58	14,140
Qualified XXXVIII	8,249.041	13.84	114,167
Qualified XLIII	10.618	13.59	144
Qualified LIV	10,641.439	15.39	163,772
Qualified LVI	15,935.315	15.73	250,662
	1,176,778.478		$ 17,901,475

Division/Contract	Units	Unit Value	Extended Value
ING Pioneer High Yield Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP8	1,638.112	$ 15.45	$ 25,309
ING MAP PLUS NP13	453.321	15.27	6,922
ING MAP PLUS NP14	3,073.697	15.24	46,843
ING MAP PLUS NP15	7,778.680	15.20	118,236
ING MAP PLUS NP17	1,030.304	15.13	15,588
ING MAP PLUS NP18	11.263	15.09	170
ING MAP PLUS NP19	1,291.775	15.06	19,454
ING MAP PLUS NP22	305.613	14.95	4,569
ING MAP PLUS NP23	441.367	14.92	6,585
ING MAP PLUS NP26	2,309.014	14.81	34,196
ING MAP PLUS NP28	523.692	14.75	7,724
ING MAP PLUS NP29	5,753.906	14.71	84,640
	24,610.744		$ 370,236
ING Solution 2015 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	0.062	$ 12.23	$ 1
ING MAP PLUS NP14	86.880	11.79	1,024
Qualified XXXV	44,641.427	11.45	511,144
	44,728.369		$ 512,169
ING Solution 2015 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	10,406.872	$ 11.57	$ 120,408
ING Custom Choice 65	265.304	12.19	3,234
ING Educator's Direct	24,171.764	11.84	286,194
Qualified V	2,312.574	11.47	26,525
Qualified VI	985,251.546	11.57	11,399,360
Qualified X (1.15)	51,462.865	11.64	599,028
Qualified X (1.25)	148,163.941	11.57	1,714,257
Qualified XII (0.00)	11,920.280	12.42	148,050
Qualified XII (0.05)	252,039.405	12.42	3,130,329
Qualified XII (0.25)	57,859.976	12.25	708,785
Qualified XII (0.30)	24,313.753	12.21	296,871
Qualified XII (0.35)	179,588.160	12.18	2,187,384
Qualified XII (0.40)	168,146.034	12.14	2,041,293
Qualified XII (0.50)	374,090.033	12.07	4,515,267
Qualified XII (0.55)	157,332.209	12.04	1,894,280
Qualified XII (0.60)	50,627.165	12.01	608,032
Qualified XII (0.65)	115,518.363	11.97	1,382,755
Qualified XII (0.70)	40,744.478	11.94	486,489
Qualified XII (0.75)	331,832.605	11.90	3,948,808
Qualified XII (0.80)	81,743.660	11.87	970,297
Qualified XII (0.85)	259,787.239	11.84	3,075,881
Qualified XII (0.90)	42,486.541	11.80	501,341
Qualified XII (0.95)	515,410.314	11.77	6,066,379
Qualified XII (1.00)	332,862.026	11.74	3,907,800

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Service Class (continued)			
Qualified XII (1.05)	72,034.163	$ 11.70	$ 842,800
Qualified XII (1.10)	46,859.073	11.67	546,845
Qualified XII (1.15)	46,516.969	11.64	541,458
Qualified XII (1.20)	28,164.266	11.60	326,705
Qualified XII (1.25)	141,256.550	11.57	1,634,338
Qualified XII (1.30)	4,603.225	11.54	53,121
Qualified XII (1.35)	7,833.828	11.51	90,167
Qualified XII (1.40)	16,937.237	11.47	194,270
Qualified XII (1.45)	776.179	11.44	8,879
Qualified XII (1.50)	773.318	11.41	8,824
Qualified XIII	600.772	11.77	7,071
Qualified XV	12,219.331	11.77	143,822
Qualified XVI	85,183.635	11.41	971,945
Qualified XVII	363.879	11.57	4,210
Qualified XVIII	986.920	11.57	11,419
Qualified XXI	15,558.668	11.87	184,681
Qualified XXVIII	103,225.663	9.63	994,063
Qualified XXXII	2,669.124	11.57	30,882
Qualified XXXIV	60,048.636	9.61	577,067
Qualified XXXVI	331.186	12.04	3,987
Qualified XXXVIII	2,014.295	9.79	19,720
Qualified XLIII	311.986	9.61	2,998
Qualified LIV	30,774.012	12.01	369,596
Qualified LVI	94,977.533	12.28	1,166,324
	4,993,357.555		$ 58,754,239
ING Solution 2015 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	284,632.871	$ 11.42	$ 3,250,507
ING MAP PLUS NP3	4,154.950	11.41	47,408
ING MAP PLUS NP4	1,256.841	11.41	14,341
ING MAP PLUS NP6	15,980.041	11.40	182,172
ING MAP PLUS NP8	138,812.435	11.39	1,581,074
ING MAP PLUS NP9	49,852.766	11.38	567,324
ING MAP PLUS NP10	8,821.419	11.38	100,388
ING MAP PLUS NP11	29,243.638	11.37	332,500
ING MAP PLUS NP12	117,885.941	11.37	1,340,363
ING MAP PLUS NP13	22,674.926	11.36	257,587
ING MAP PLUS NP14	125,741.179	11.36	1,428,420
ING MAP PLUS NP15	101,897.124	11.35	1,156,532
ING MAP PLUS NP16	3,610.040	11.35	40,974
ING MAP PLUS NP17	71,092.847	11.34	806,193
ING MAP PLUS NP18	5,193.877	11.34	58,899
ING MAP PLUS NP19	6,759.485	11.33	76,585
ING MAP PLUS NP20	105,107.558	11.33	1,190,869
ING MAP PLUS NP21	40,512.224	11.32	458,598
ING MAP PLUS NP22	10,405.831	11.32	117,794

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2015 Portfolio - Service 2 Class (continued)			
ING MAP PLUS NP23	50,152.019	$ 11.31	$ 567,219
ING MAP PLUS NP24	15,287.792	11.31	172,905
ING MAP PLUS NP25	4,535.185	11.30	51,248
ING MAP PLUS NP26	21,858.220	11.30	246,998
ING MAP PLUS NP27	238.501	11.29	2,693
ING MAP PLUS NP28	43,141.853	11.29	487,072
ING MAP PLUS NP29	10,434.499	11.28	117,701
ING MAP PLUS NP30	7,137.450	11.28	80,510
ING MAP PLUS NP32	251.166	11.27	2,831
	1,296,672.678		$ 14,737,705
ING Solution 2025 Portfolio - Adviser Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	3.982	$ 12.08	$ 48
ING MAP PLUS NP20	23.921	11.44	274
Qualified XXXV	31,529.503	11.11	350,293
	31,557.406		$ 350,615
ING Solution 2025 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 62	1,871.348	$ 11.43	$ 21,390
ING Educator's Direct	4,324.766	12.01	51,940
Qualified V	2,031.974	11.32	23,002
Qualified VI	1,736,916.801	11.43	19,852,959
Qualified X (1.15)	66,959.411	11.49	769,364
Qualified X (1.25)	118,932.392	11.43	1,359,397
Qualified XII (0.00)	30,053.925	12.27	368,762
Qualified XII (0.05)	600,536.953	12.27	7,368,588
Qualified XII (0.25)	138,473.447	12.09	1,674,144
Qualified XII (0.30)	103,317.719	12.06	1,246,012
Qualified XII (0.35)	220,355.179	12.02	2,648,669
Qualified XII (0.40)	184,834.885	11.99	2,216,170
Qualified XII (0.50)	350,851.315	11.92	4,182,148
Qualified XII (0.55)	255,655.607	11.89	3,039,745
Qualified XII (0.60)	155,744.519	11.86	1,847,130
Qualified XII (0.65)	231,501.244	11.82	2,736,345
Qualified XII (0.70)	77,215.824	11.79	910,375
Qualified XII (0.75)	475,987.865	11.75	5,592,857
Qualified XII (0.80)	43,171.271	11.72	505,967
Qualified XII (0.85)	566,984.275	11.69	6,628,046
Qualified XII (0.90)	57,814.490	11.66	674,117
Qualified XII (0.95)	591,336.615	11.62	6,871,331
Qualified XII (1.00)	424,396.743	11.59	4,918,758
Qualified XII (1.05)	50,508.131	11.56	583,874
Qualified XII (1.10)	159,748.844	11.52	1,840,307
Qualified XII (1.15)	64,087.559	11.49	736,366
Qualified XII (1.20)	66,135.008	11.46	757,907
Qualified XII (1.25)	114,024.982	11.43	1,303,306

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2025 Portfolio - Service Class (continued)			
Qualified XII (1.30)	2,809.969	$ 11.39	$ 32,006
Qualified XII (1.40)	41,967.876	11.33	475,496
Qualified XII (1.45)	10,257.026	11.30	115,904
Qualified XII (1.50)	96.314	11.26	1,084
Qualified XV	5,649.674	11.62	65,649
Qualified XVI	60,781.200	11.26	684,396
Qualified XVIII	865.261	11.43	9,890
Qualified XXI	19,509.646	11.72	228,653
Qualified XXVI	2,416.513	11.66	28,177
Qualified XXVIII	62,684.731	9.08	569,177
Qualified XXXII	2,054.559	11.43	23,484
Qualified XXXIV	175,224.455	9.07	1,589,286
Qualified XXXVI	936.964	11.89	11,140
Qualified XXXVIII	36,057.852	9.23	332,814
Qualified XLIII	167.621	9.07	1,520
Qualified LIV	34,101.874	11.86	404,448
Qualified LVI	102,083.153	12.12	1,237,248
	7,451,437.780		$ 86,539,348
ING Solution 2025 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	406,245.189	$ 11.89	$ 4,830,255
ING MAP PLUS NP3	858.101	11.88	10,194
ING MAP PLUS NP4	6,455.654	11.88	76,693
ING MAP PLUS NP6	5,774.399	11.87	68,542
ING MAP PLUS NP8	150,170.616	11.86	1,781,024
ING MAP PLUS NP9	107,597.331	11.85	1,275,028
ING MAP PLUS NP10	17,376.345	11.84	205,736
ING MAP PLUS NP11	105,439.656	11.84	1,248,406
ING MAP PLUS NP12	144,503.423	11.83	1,709,475
ING MAP PLUS NP13	28,031.250	11.83	331,610
ING MAP PLUS NP14	92,441.565	11.82	1,092,659
ING MAP PLUS NP15	134,924.620	11.82	1,594,809
ING MAP PLUS NP16	15,565.017	11.81	183,823
ING MAP PLUS NP17	44,874.022	11.81	529,962
ING MAP PLUS NP18	16,976.203	11.80	200,319
ING MAP PLUS NP19	20,323.113	11.80	239,813
ING MAP PLUS NP20	84,982.986	11.79	1,001,949
ING MAP PLUS NP21	102,086.550	11.79	1,203,600
ING MAP PLUS NP22	7,177.027	11.78	84,545
ING MAP PLUS NP23	66,376.941	11.78	781,920
ING MAP PLUS NP24	55,387.793	11.77	651,914
ING MAP PLUS NP25	17,300.531	11.76	203,454
ING MAP PLUS NP26	15,856.738	11.76	186,475
ING MAP PLUS NP27	269.837	11.75	3,171
ING MAP PLUS NP28	41,426.963	11.75	486,767
ING MAP PLUS NP29	8,761.099	11.74	102,855

Division/Contract	Units	Unit Value		Extended Value	
ING Solution 2025 Portfolio - Service 2 Class (continued)					
ING MAP PLUS NP30	9,784.535	$	11.74	$	114,870
ING MAP PLUS NP32	721.000		11.73		8,457
	1,707,688.504			$	20,208,325
ING Solution 2035 Portfolio - Adviser Class					
Contracts in accumulation period:					
ING MAP PLUS NP21	0.009	$	11.56	$	-
Qualified XXXV	34,042.674		11.13		378,895
	34,042.683			$	378,895
ING Solution 2035 Portfolio - Service Class					
Contracts in accumulation period:					
ING Custom Choice 65	1,789.721	$	12.19	$	21,817
ING Educator's Direct	6,795.962		12.14		82,503
Qualified V	772.503		11.47		8,861
Qualified VI	1,312,689.622		11.57		15,187,819
Qualified X (1.15)	21,244.705		11.64		247,288
Qualified X (1.25)	84,650.406		11.57		979,405
Qualified XII (0.00)	26,021.643		12.42		323,189
Qualified XII (0.05)	508,882.141		12.42		6,320,316
Qualified XII (0.25)	153,459.729		12.25		1,879,882
Qualified XII (0.30)	86,871.884		12.21		1,060,706
Qualified XII (0.35)	166,922.659		12.18		2,033,118
Qualified XII (0.40)	122,504.702		12.14		1,487,207
Qualified XII (0.50)	401,709.978		12.07		4,848,639
Qualified XII (0.55)	169,547.512		12.04		2,041,352
Qualified XII (0.60)	127,896.638		12.01		1,536,039
Qualified XII (0.65)	186,690.785		11.97		2,234,689
Qualified XII (0.70)	66,396.714		11.94		792,777
Qualified XII (0.75)	303,105.834		11.90		3,606,959
Qualified XII (0.80)	38,360.777		11.87		455,342
Qualified XII (0.85)	380,932.531		11.84		4,510,241
Qualified XII (0.90)	100,989.738		11.80		1,191,679
Qualified XII (0.95)	353,891.354		11.77		4,165,301
Qualified XII (1.00)	432,012.586		11.74		5,071,828
Qualified XII (1.05)	35,849.459		11.70		419,439
Qualified XII (1.10)	107,280.395		11.67		1,251,962
Qualified XII (1.15)	65,998.917		11.64		768,227
Qualified XII (1.20)	36,168.856		11.60		419,559
Qualified XII (1.25)	132,025.427		11.57		1,527,534
Qualified XII (1.30)	3,649.602		11.54		42,116
Qualified XII (1.35)	14.021		11.51		161
Qualified XII (1.40)	29,908.418		11.47		343,050
Qualified XII (1.45)	125.122		11.44		1,431
Qualified XII (1.50)	740.372		11.41		8,448
Qualified XIII	2,535.161		11.77		29,839
Qualified XV	5,494.719		11.77		64,673
Qualified XVI	76,983.155		11.41		878,378

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2035 Portfolio - Service Class (continued)			
Qualified XXI	55,118.706	$ 11.87	$ 654,259
Qualified XXVI	916.092	11.80	10,810
Qualified XXVIII	6,138.508	8.91	54,694
Qualified XXXII	606.243	11.57	7,014
Qualified XXXIV	162,700.716	8.85	1,439,901
Qualified XXXVI	5,814.408	12.04	70,005
Qualified XXXVIII	26,580.908	9.01	239,494
Qualified XLIII	1,785.036	8.85	15,798
Qualified LIV	35,259.571	12.01	423,467
Qualified LVI	101,394.168	12.28	1,245,120
	5,947,228.104		$ 70,002,336
ING Solution 2035 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	228,410.019	$ 12.10	$ 2,763,761
ING MAP PLUS NP4	2,456.108	12.08	29,670
ING MAP PLUS NP6	10,985.760	12.07	132,598
ING MAP PLUS NP8	254,886.615	12.06	3,073,933
ING MAP PLUS NP9	137,137.100	12.05	1,652,502
ING MAP PLUS NP10	1,464.017	12.05	17,641
ING MAP PLUS NP11	34,514.398	12.04	415,553
ING MAP PLUS NP12	125,648.669	12.04	1,512,810
ING MAP PLUS NP13	46,819.727	12.03	563,241
ING MAP PLUS NP14	69,396.623	12.03	834,841
ING MAP PLUS NP15	63,271.426	12.02	760,523
ING MAP PLUS NP16	9,356.562	12.01	112,372
ING MAP PLUS NP17	82,122.052	12.01	986,286
ING MAP PLUS NP18	11,311.205	12.00	135,734
ING MAP PLUS NP19	19,069.267	12.00	228,831
ING MAP PLUS NP20	86,507.391	11.99	1,037,224
ING MAP PLUS NP21	68,622.685	11.99	822,786
ING MAP PLUS NP22	4,297.252	11.98	51,481
ING MAP PLUS NP23	57,031.546	11.98	683,238
ING MAP PLUS NP24	15,417.971	11.97	184,553
ING MAP PLUS NP25	12,732.021	11.97	152,402
ING MAP PLUS NP26	31,725.140	11.96	379,433
ING MAP PLUS NP27	2,149.513	11.96	25,708
ING MAP PLUS NP28	34,707.543	11.95	414,755
ING MAP PLUS NP29	6,184.076	11.94	73,838
ING MAP PLUS NP30	8,112.577	11.94	96,864
ING MAP PLUS NP32	928.925	11.93	11,082
	1,425,266.188		$ 17,153,660
ING Solution 2045 Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	7,297.069	$ 10.97	$ 80,049

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service Class			
Contracts in accumulation period:			
ING Custom Choice 65	1,243.257	$ 12.21	$ 15,180
ING Educator's Direct	2,082.092	12.11	25,214
Qualified VI	998,828.330	11.59	11,576,420
Qualified X (1.15)	5,937.033	11.66	69,226
Qualified X (1.25)	57,416.751	11.59	665,460
Qualified XII (0.00)	11,916.296	12.44	148,239
Qualified XII (0.05)	281,373.119	12.44	3,500,282
Qualified XII (0.25)	207,136.288	12.27	2,541,562
Qualified XII (0.30)	66,476.481	12.23	813,007
Qualified XII (0.35)	28,190.812	12.20	343,928
Qualified XII (0.40)	62,015.006	12.16	754,102
Qualified XII (0.50)	281,483.410	12.09	3,403,134
Qualified XII (0.55)	97,009.334	12.06	1,169,933
Qualified XII (0.60)	73,101.506	12.03	879,411
Qualified XII (0.65)	152,792.369	11.99	1,831,980
Qualified XII (0.70)	94,420.105	11.96	1,129,264
Qualified XII (0.75)	102,886.409	11.92	1,226,406
Qualified XII (0.80)	38,277.292	11.89	455,117
Qualified XII (0.85)	380,015.258	11.86	4,506,981
Qualified XII (0.90)	35,152.159	11.82	415,499
Qualified XII (0.95)	289,925.635	11.79	3,418,223
Qualified XII (1.00)	332,259.906	11.76	3,907,376
Qualified XII (1.05)	14,377.615	11.72	168,506
Qualified XII (1.10)	132,618.569	11.69	1,550,311
Qualified XII (1.15)	38,066.276	11.66	443,853
Qualified XII (1.20)	37,286.255	11.62	433,266
Qualified XII (1.25)	99,551.187	11.59	1,153,798
Qualified XII (1.30)	154.524	11.56	1,786
Qualified XII (1.35)	66.721	11.52	769
Qualified XII (1.40)	26,985.617	11.49	310,065
Qualified XII (1.45)	512.863	11.46	5,877
Qualified XII (1.50)	28.139	11.43	322
Qualified XIII	237.829	11.79	2,804
Qualified XV	4,019.154	11.79	47,386
Qualified XVI	41,032.472	11.43	469,001
Qualified XXI	22,040.303	11.89	262,059
Qualified XXVI	2,186.235	11.82	25,841
Qualified XXVIII	21,956.311	8.64	189,703
Qualified XXXIV	103,451.687	8.57	886,581
Qualified XXXVI	15,480.519	12.06	186,695
Qualified XXXVIII	6,491.210	8.73	56,668
Qualified XLIII	3,309.519	8.58	28,396
Qualified LIV	17,919.574	12.03	215,572
Qualified LVI	58,775.880	12.30	722,943
	4,246,487.307		$ 49,958,146

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2045 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	282,592.279	$ 12.22	$ 3,453,278
ING MAP PLUS NP3	363.308	12.21	4,436
ING MAP PLUS NP4	14,135.023	12.20	172,447
ING MAP PLUS NP6	699.012	12.19	8,521
ING MAP PLUS NP8	245,997.383	12.18	2,996,248
ING MAP PLUS NP9	144,873.592	12.17	1,763,112
ING MAP PLUS NP10	3,588.706	12.17	43,675
ING MAP PLUS NP11	35,013.584	12.16	425,765
ING MAP PLUS NP12	41,822.236	12.16	508,558
ING MAP PLUS NP13	2,327.379	12.15	28,278
ING MAP PLUS NP14	67,960.643	12.14	825,042
ING MAP PLUS NP15	34,382.902	12.14	417,408
ING MAP PLUS NP16	14,640.811	12.13	177,593
ING MAP PLUS NP17	22,931.037	12.13	278,153
ING MAP PLUS NP18	6,093.989	12.12	73,859
ING MAP PLUS NP19	16,356.427	12.12	198,240
ING MAP PLUS NP20	18,498.184	12.11	224,013
ING MAP PLUS NP21	65,045.784	12.11	787,704
ING MAP PLUS NP22	2,439.636	12.10	29,520
ING MAP PLUS NP23	27,319.440	12.10	330,565
ING MAP PLUS NP24	12,516.577	12.09	151,325
ING MAP PLUS NP25	5,681.968	12.08	68,638
ING MAP PLUS NP26	21,654.138	12.08	261,582
ING MAP PLUS NP27	117.977	12.07	1,424
ING MAP PLUS NP28	32,715.176	12.07	394,872
ING MAP PLUS NP29	12,480.185	12.06	150,511
ING MAP PLUS NP30	6,493.911	12.06	78,317
ING MAP PLUS NP32	3,025.261	12.05	36,454
	1,141,766.548		$ 13,889,538
ING Solution 2055 Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	5,315.148	$ 11.52	$ 61,230
Qualified XII (0.05)	36.583	11.62	425
Qualified XII (0.25)	2,761.942	11.60	32,039
Qualified XII (0.35)	45.518	11.59	528
Qualified XII (0.40)	444.424	11.59	5,151
Qualified XII (0.50)	3,216.176	11.58	37,243
Qualified XII (0.55)	2.332	11.58	27
Qualified XII (0.60)	47.981	11.57	555
Qualified XII (0.65)	3,091.739	11.57	35,771
Qualified XII (0.70)	41.304	11.56	477
Qualified XII (0.75)	48.736	11.56	563
Qualified XII (0.80)	515.584	11.56	5,960
Qualified XII (0.85)	75.382	11.55	871
Qualified XII (0.95)	2,134.094	11.55	24,649

Division/Contract	Units	Unit Value	Extended Value
ING Solution 2055 Portfolio - Service Class (continued)			
Qualified XII (1.00)	853.198	$ 11.54	$ 9,846
Qualified XII (1.05)	23.253	11.54	268
Qualified XII (1.10)	296.569	11.53	3,419
Qualified XII (1.20)	25.729	11.53	297
Qualified XII (1.25)	50.256	11.52	579
Qualified XII (1.40)	31.619	11.51	364
Qualified XII (1.50)	18.298	11.50	210
Qualified LVI	96.232	11.60	1,116
	19,172.097		$ 221,588
ING Solution 2055 Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	484.251	$ 11.61	$ 5,622
ING MAP PLUS NP8	2,961.535	11.58	34,295
ING MAP PLUS NP9	1,840.504	11.58	21,313
ING MAP PLUS NP11	1.313	11.57	15
ING MAP PLUS NP12	417.427	11.57	4,830
ING MAP PLUS NP14	17.481	11.56	202
ING MAP PLUS NP15	7.771	11.55	90
ING MAP PLUS NP17	9,320.907	11.55	107,656
ING MAP PLUS NP26	34.491	11.51	397
	15,085.680		$ 174,420
ING Solution Growth Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	50,055.187	$ 9.45	$ 473,022
Qualified XII (0.50)	138.552	9.64	1,336
Qualified XII (0.60)	5,468.986	9.61	52,557
Qualified XII (0.70)	4,075.774	9.59	39,087
Qualified XII (0.75)	11,924.508	9.58	114,237
Qualified XII (0.80)	4,701.333	9.56	44,945
Qualified XII (0.85)	2,069.979	9.55	19,768
Qualified XII (0.90)	1,237.825	9.54	11,809
Qualified XII (0.95)	7,484.339	9.53	71,326
Qualified XII (1.00)	3,097.473	9.51	29,457
Qualified XII (1.10)	120.451	9.49	1,143
Qualified XII (1.20)	265.209	9.46	2,509
Qualified XII (1.25)	9,900.978	9.45	93,564
Qualified XII (1.40)	2,672.954	9.41	25,152
Qualified XII (1.45)	3.923	9.40	37
Qualified XII (1.50)	189.463	9.39	1,779
Qualified XV	480.439	9.53	4,579
Qualified XVI	98.903	9.39	929
Qualified XXXIV	80.297	9.59	770
Qualified XLIII	8.537	9.59	82
Qualified LVI	26,551.723	9.70	257,552
	130,626.833		$ 1,245,640

Division/Contract	Units	Unit Value		Extended Value	
ING Solution Income Portfolio - Adviser Class					
Contracts in accumulation period:					
ING MAP PLUS NP6	0.424	$	12.20	$	5
ING MAP PLUS NP9	133.044		12.09		1,608
Qualified XXXV	83,610.259		11.92		996,634
	83,743.727			$	998,247
ING Solution Income Portfolio - Service Class					
Contracts in accumulation period:					
ING Custom Choice 62	427.860	$	11.71	$	5,010
ING Educator's Direct	5,858.491		11.82		69,247
Qualified VI	194,638.630		11.71		2,279,218
Qualified X (1.15)	25,074.833		11.77		295,131
Qualified X (1.25)	74,366.547		11.71		870,832
Qualified XII (0.00)	4,525.975		12.57		56,892
Qualified XII (0.05)	87,901.832		12.57		1,104,926
Qualified XII (0.25)	88,985.769		12.39		1,102,534
Qualified XII (0.30)	2,976.581		12.35		36,761
Qualified XII (0.35)	5,425.651		12.32		66,844
Qualified XII (0.40)	11,674.690		12.28		143,365
Qualified XII (0.50)	33,291.134		12.21		406,485
Qualified XII (0.55)	25,641.783		12.18		312,317
Qualified XII (0.60)	28,980.095		12.15		352,108
Qualified XII (0.65)	34,805.565		12.11		421,495
Qualified XII (0.70)	7,640.344		12.08		92,295
Qualified XII (0.75)	28,965.379		12.04		348,743
Qualified XII (0.80)	3,148.430		12.01		37,813
Qualified XII (0.85)	89,472.628		11.97		1,070,987
Qualified XII (0.90)	3,324.062		11.94		39,689
Qualified XII (0.95)	75,269.660		11.91		896,462
Qualified XII (1.00)	75,700.640		11.87		898,567
Qualified XII (1.05)	22,392.396		11.84		265,126
Qualified XII (1.10)	11,791.599		11.81		139,259
Qualified XII (1.15)	64.522		11.77		759
Qualified XII (1.20)	98.124		11.74		1,152
Qualified XII (1.25)	13,257.743		11.71		155,248
Qualified XII (1.40)	5,231.854		11.61		60,742
Qualified XVI	525.696		11.54		6,067
Qualified XXI	79.537		12.01		955
Qualified XXVIII	141.028		10.52		1,484
Qualified XXXIV	21,774.822		10.46		227,765
Qualified XLIII	197.753		10.46		2,068
Qualified LIV	817.277		12.15		9,930
Qualified LVI	59,049.163		12.42		733,391
	1,043,518.093			$	12,511,667

Division/Contract	Units	Unit Value	Extended Value
ING Solution Income Portfolio - Service 2 Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	18,485.115	$ 11.07	$ 204,630
ING MAP PLUS NP4	546.942	11.05	6,044
ING MAP PLUS NP6	35,516.126	11.04	392,098
ING MAP PLUS NP8	188,826.108	11.03	2,082,752
ING MAP PLUS NP9	45,213.393	11.03	498,704
ING MAP PLUS NP11	19,072.410	11.02	210,178
ING MAP PLUS NP12	18,410.642	11.01	202,701
ING MAP PLUS NP13	1,715.359	11.01	18,886
ING MAP PLUS NP14	20,985.103	11.00	230,836
ING MAP PLUS NP15	19,853.986	11.00	218,394
ING MAP PLUS NP17	17,545.560	10.99	192,826
ING MAP PLUS NP18	5,451.970	10.99	59,917
ING MAP PLUS NP19	88.712	10.98	974
ING MAP PLUS NP20	6,512.158	10.98	71,503
ING MAP PLUS NP21	32,230.314	10.97	353,567
ING MAP PLUS NP23	9,865.247	10.96	108,123
ING MAP PLUS NP24	4,327.533	10.96	47,430
ING MAP PLUS NP25	2,071.428	10.95	22,682
ING MAP PLUS NP26	2,132.639	10.95	23,352
ING MAP PLUS NP27	108.324	10.94	1,185
ING MAP PLUS NP28	7,473.741	10.94	81,763
ING MAP PLUS NP29	1,880.219	10.93	20,551
	458,313.029		$ 5,049,096
ING Solution Moderate Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	85,319.527	$ 9.96	$ 849,782
Qualified XII (0.40)	4,595.063	10.19	46,824
Qualified XII (0.50)	8,582.342	10.16	87,197
Qualified XII (0.60)	1.715	10.14	17
Qualified XII (0.65)	5,359.726	10.12	54,240
Qualified XII (0.70)	5,530.135	10.11	55,910
Qualified XII (0.75)	7,405.207	10.10	74,793
Qualified XII (0.80)	17,739.121	10.08	178,810
Qualified XII (0.85)	4,726.243	10.07	47,593
Qualified XII (0.95)	10,314.998	10.04	103,563
Qualified XII (1.00)	14,743.896	10.03	147,881
Qualified XII (1.05)	288.020	10.02	2,886
Qualified XII (1.10)	2,553.705	10.00	25,537
Qualified XII (1.15)	175.217	9.99	1,750
Qualified XII (1.20)	249.314	9.98	2,488
Qualified XII (1.25)	4,369.838	9.96	43,524
Qualified XII (1.40)	3,341.546	9.92	33,148
Qualified XII (1.50)	133.702	9.90	1,324
Qualified XV	384.662	10.04	3,862
Qualified XVI	90.705	9.90	898
Qualified LIV	0.245	10.08	2
Qualified LVI	70,827.880	10.23	724,569
	246,732.807		$ 2,486,598

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	34,081.948	$ 13.24	$ 451,245
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Currently payable annuity contracts:	159,973.910	$ 14.13	$ 2,260,431
Contracts in accumulation period:			
ING Custom Choice 62	1,158.545	13.79	15,976
ING Custom Choice 65	109,531.923	15.19	1,663,790
ING MAP PLUS NP8	841.237	12.81	10,776
ING MAP PLUS NP13	360.865	12.65	4,565
ING MAP PLUS NP15	54.168	12.59	682
ING MAP PLUS NP17	1,073.780	12.52	13,444
ING MAP PLUS NP19	4,605.215	12.46	57,381
ING MAP PLUS NP25	100.333	12.27	1,231
ING MAP PLUS NP26	1,728.187	12.24	21,153
ING MAP PLUS NP28	225.861	12.18	2,751
Qualified V	1,244.507	13.66	17,000
Qualified VI	8,173,973.660	13.79	112,719,097
Qualified VIII	13,317.610	13.79	183,650
Qualified X (1.15)	532,837.476	13.87	7,390,456
Qualified X (1.25)	378,375.380	13.79	5,217,796
Qualified XII (0.00)	367.460	15.35	5,641
Qualified XII (0.05)	155,091.043	15.35	2,380,648
Qualified XII (0.10)	419.383	14.76	6,190
Qualified XII (0.20)	116,394.354	15.08	1,755,227
Qualified XII (0.25)	83,999.625	15.05	1,264,194
Qualified XII (0.30)	114,069.312	14.59	1,664,271
Qualified XII (0.35)	27,057.931	14.96	404,787
Qualified XII (0.40)	116,154.473	14.50	1,684,240
Qualified XII (0.45)	910.236	14.46	13,162
Qualified XII (0.50)	645,352.853	14.89	9,609,304
Qualified XII (0.55)	185,640.809	14.74	2,736,346
Qualified XII (0.60)	161,729.228	14.70	2,377,420
Qualified XII (0.65)	999,962.167	14.64	14,639,446
Qualified XII (0.70)	236,588.953	14.58	3,449,467
Qualified XII (0.75)	291,040.510	14.52	4,225,908
Qualified XII (0.80)	783,693.956	14.62	11,457,606
Qualified XII (0.85)	868,036.781	14.59	12,664,657
Qualified XII (0.90)	76,195.767	14.53	1,107,124
Qualified XII (0.95)	812,339.546	14.50	11,778,923
Qualified XII (1.00)	2,220,215.059	14.46	32,104,310
Qualified XII (1.05)	122,605.644	14.41	1,766,747
Qualified XII (1.10)	244,090.290	14.37	3,507,577
Qualified XII (1.15)	153,316.724	14.31	2,193,962
Qualified XII (1.20)	52,364.290	14.25	746,191
Qualified XII (1.25)	130,541.918	14.22	1,856,306

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class (continued)			
Qualified XII (1.30)	13,518.209	$ 14.18	$ 191,688
Qualified XII (1.35)	4,518.749	13.71	61,952
Qualified XII (1.40)	47,147.126	14.42	679,862
Qualified XII (1.45)	3,409.940	13.63	46,477
Qualified XII (1.50)	9,031.854	13.59	122,743
Qualified XIII	7.508	14.04	105
Qualified XV	86,675.766	14.04	1,216,928
Qualified XVI	177,865.350	13.59	2,417,190
Qualified XVII	13,096.391	13.79	180,599
Qualified XVIII	25,571.093	13.79	352,625
Qualified XXII	95.203	14.46	1,377
Qualified XXVI	50,046.366	14.08	704,653
Qualified XXVII	4,377,592.036	14.09	61,680,272
Qualified XXVIII	781,537.113	14.11	11,027,489
Qualified XXXII	13,349.460	13.79	184,089
Qualified XXXIV	53,234.515	10.25	545,654
Qualified XXXVI	64,966.875	14.37	933,574
Qualified XXXVIII	164,713.896	10.44	1,719,613
Qualified XLIII	20,111.537	10.26	206,344
Qualified LIV	71,330.479	14.96	1,067,104
Qualified LVI	456,631.805	15.30	6,986,467
	24,412,032.240		$ 345,306,638
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	4,320.182	$ 14.80	$ 63,939
ING MAP PLUS NP8	1,351.499	14.44	19,516
ING MAP PLUS NP11	12,640.640	14.29	180,635
ING MAP PLUS NP12	10,457.572	14.24	148,916
ING MAP PLUS NP15	114.045	14.10	1,608
ING MAP PLUS NP26	37.965	13.57	515
Qualified VI	3.233	10.15	33
Qualified XII (1.00)	14,174.106	10.38	147,127
	43,099.242		$ 562,289
ING T. Rowe Price Growth Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	100,979.770	$ 11.83	$ 1,194,591
ING T. Rowe Price Growth Equity Portfolio - Initial Class			
Currently payable annuity contracts:	87,272.015	$9.59 to $16.13	$ 1,263,435
Contracts in accumulation period:			
ING Custom Choice 62	3,313.632	13.22	43,806
ING Custom Choice 65	8,507.532	13.47	114,596
Qualified V	1,773.372	24.09	42,721
Qualified VI	2,496,048.240	24.18	60,354,446

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial Class (continued)			
Qualified VIII	1,573.984	$ 24.66	$ 38,814
Qualified X (1.15)	152,579.641	27.51	4,197,466
Qualified X (1.25)	164,373.266	27.09	4,452,872
Qualified XII (0.00)	2,369.524	17.17	40,685
Qualified XII (0.05)	24,223.115	27.24	659,838
Qualified XII (0.10)	165.407	16.95	2,804
Qualified XII (0.20)	84,377.593	16.74	1,412,481
Qualified XII (0.25)	203,596.744	16.63	3,385,814
Qualified XII (0.30)	97,602.567	16.53	1,613,370
Qualified XII (0.35)	7,023.547	16.43	115,397
Qualified XII (0.40)	95,419.654	24.89	2,374,995
Qualified XII (0.45)	319.154	16.22	5,177
Qualified XII (0.50)	535,380.665	16.84	9,015,810
Qualified XII (0.55)	107,872.483	16.02	1,728,117
Qualified XII (0.60)	724,950.482	15.92	11,541,212
Qualified XII (0.65)	393,800.160	15.81	6,225,981
Qualified XII (0.70)	155,494.315	15.72	2,444,371
Qualified XII (0.75)	174,503.283	15.62	2,725,741
Qualified XII (0.80)	290,429.790	17.09	4,963,445
Qualified XII (0.85)	469,522.326	23.62	11,090,117
Qualified XII (0.90)	19,135.530	16.39	313,631
Qualified XII (0.95)	386,349.125	23.28	8,994,208
Qualified XII (1.00)	750,958.393	23.11	17,354,648
Qualified XII (1.05)	42,294.698	22.94	970,240
Qualified XII (1.10)	86,344.366	22.77	1,966,061
Qualified XII (1.15)	65,974.630	22.61	1,491,686
Qualified XII (1.20)	11,722.669	22.44	263,057
Qualified XII (1.25)	82,768.601	22.28	1,844,084
Qualified XII (1.30)	6,464.317	22.12	142,991
Qualified XII (1.35)	71.949	21.95	1,579
Qualified XII (1.40)	12,153.990	21.79	264,835
Qualified XII (1.45)	1,867.159	21.64	40,405
Qualified XII (1.50)	1,124.743	21.48	24,159
Qualified XIII	205.126	25.27	5,184
Qualified XV	5,064.710	25.22	127,732
Qualified XVI	81,313.359	23.37	1,900,293
Qualified XVII	3,231.146	24.18	78,129
Qualified XVIII	6,963.517	27.09	188,642
Qualified XXI	38,544.164	25.67	989,429
Qualified XXII	51.382	26.46	1,360
Qualified XXVI	10,009.073	25.06	250,827
Qualified XXVII	1,144,277.932	28.62	32,749,234
Qualified XXVIII	691,823.710	28.56	19,758,485
Qualified XXXII	6,388.500	13.35	85,286
Qualified XXXIII (0.65)	15,652.645	13.89	217,415
Qualified XXXIV	30,394.291	9.27	281,755

Division/Contract	Units	Unit Value	Extended Value
ING T. Rowe Price Growth Equity Portfolio - Initial Class (continued)			
Qualified XXXVI	13,480.876	$ 14.02	$ 189,002
Qualified XXXVIII	76,053.507	9.44	717,945
Qualified XLIII	5,206.343	9.27	48,263
Qualified LIV	54,179.175	13.27	718,958
Qualified LVI	117,656.460	13.56	1,595,422
	10,050,218.577		$ 223,428,456
ING T. Rowe Price Growth Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	11,335.798	$ 13.55	$ 153,600
ING MAP PLUS NP4	3,613.638	13.41	48,459
ING MAP PLUS NP9	2,788.590	13.18	36,754
ING MAP PLUS NP10	15,537.386	13.13	204,006
ING MAP PLUS NP11	50,502.520	13.09	661,078
ING MAP PLUS NP13	405.021	13.00	5,265
ING MAP PLUS NP14	8,719.293	12.95	112,915
ING MAP PLUS NP15	2,195.813	12.91	28,348
ING MAP PLUS NP16	190.656	12.86	2,452
ING MAP PLUS NP17	6,876.675	12.82	88,159
ING MAP PLUS NP18	1,874.664	12.77	23,939
ING MAP PLUS NP19	2,055.994	12.73	26,173
ING MAP PLUS NP22	786.754	12.60	9,913
ING MAP PLUS NP23	1,582.747	12.56	19,879
ING MAP PLUS NP25	4,094.545	12.47	51,059
ING MAP PLUS NP26	5,918.337	12.43	73,565
ING MAP PLUS NP27	2,179.150	12.38	26,978
ING MAP PLUS NP28	71.178	12.34	878
ING MAP PLUS NP32	91.645	12.17	1,115
Qualified XII (1.00)	31,082.756	14.40	447,592
	151,903.160		$ 2,022,127
ING Templeton Foreign Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	36,409.715	$ 8.91	$ 324,411
ING Templeton Foreign Equity Portfolio - Initial Class			
Currently payable annuity contracts:	302,888.691	$8.7 to $8.83	$ 2,672,540
Contracts in accumulation period:			
ING Custom Choice 62	1,695.101	8.82	14,951
ING Custom Choice 65	13,064.301	9.03	117,971
Qualified V	1,854.227	8.78	16,280
Qualified VI	2,509,168.721	8.82	22,130,868
Qualified VIII	25,221.916	8.82	222,457
Qualified X (1.15)	295,861.186	8.84	2,615,413
Qualified X (1.25)	178,999.795	8.82	1,578,778
Qualified XII (0.00)	2,865.440	9.13	26,161
Qualified XII (0.05)	41,508.769	9.13	378,975

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Initial			
Class (continued)			
Qualified XII (0.10)	258.589	$ 9.10	$ 2,353
Qualified XII (0.20)	47,028.807	9.08	427,022
Qualified XII (0.25)	12,754.320	9.06	115,554
Qualified XII (0.30)	59,000.239	9.05	533,952
Qualified XII (0.35)	4,687.324	9.04	42,373
Qualified XII (0.40)	29,021.392	9.03	262,063
Qualified XII (0.45)	67.967	9.01	612
Qualified XII (0.50)	229,589.547	9.00	2,066,306
Qualified XII (0.55)	74,126.403	8.99	666,396
Qualified XII (0.60)	27,588.667	8.98	247,746
Qualified XII (0.65)	754,143.145	8.96	6,757,123
Qualified XII (0.70)	199,699.108	8.95	1,787,307
Qualified XII (0.75)	122,762.568	8.94	1,097,497
Qualified XII (0.80)	315,546.760	8.93	2,817,833
Qualified XII (0.85)	521,249.136	8.92	4,649,542
Qualified XII (0.90)	33,476.082	8.90	297,937
Qualified XII (0.95)	295,684.084	8.89	2,628,632
Qualified XII (1.00)	1,081,565.828	8.88	9,604,305
Qualified XII (1.05)	35,558.200	8.87	315,401
Qualified XII (1.10)	62,075.809	8.85	549,371
Qualified XII (1.15)	46,788.204	8.84	413,608
Qualified XII (1.20)	4,985.140	8.83	44,019
Qualified XII (1.25)	50,770.658	8.82	447,797
Qualified XII (1.30)	1,767.066	8.81	15,568
Qualified XII (1.40)	14,247.792	8.78	125,096
Qualified XII (1.45)	2,433.316	8.77	21,340
Qualified XII (1.50)	2,131.200	8.76	18,669
Qualified XV	33,040.278	8.89	293,728
Qualified XVI	65,085.890	8.76	570,152
Qualified XVII	228.664	8.82	2,017
Qualified XVIII	11,137.253	8.82	98,231
Qualified XXVI	915.445	8.90	8,147
Qualified XXVII	2,639,053.209	8.81	23,250,059
Qualified XXVIII	537,020.273	8.82	4,736,519
Qualified XXXII	44,095.661	8.82	388,924
Qualified XXXIII (0.65)	285.887	8.96	2,562
Qualified XXXIV	747.834	8.96	6,701
Qualified XXXVI	21,656.565	8.99	194,693
Qualified XXXVIII	67,136.562	9.13	612,957
Qualified LIV	17,514.160	8.93	156,401
Qualified LVI	36,538.556	9.06	331,039
	10,876,591.735		$ 96,381,946

Division/Contract	Units	Unit Value	Extended Value
ING Templeton Foreign Equity Portfolio - Service Class			
Contracts in accumulation period:			
ING MAP PLUS NP1	3,435.645	$ 11.04	$ 37,930
ING MAP PLUS NP12	406.100	10.76	4,370
ING MAP PLUS NP23	880.169	10.49	9,233
ING MAP PLUS NP25	2,480.044	10.44	25,892
ING MAP PLUS NP26	21.193	10.41	221
ING MAP PLUS NP29	883.808	10.34	9,139
ING MAP PLUS NP30	73.870	10.32	762
Qualified XII (0.95)	2.121	10.56	22
	8,182.950		$ 87,569
ING Thornburg Value Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	32,091.285	$ 11.94	$ 383,170
ING Thornburg Value Portfolio - Initial Class			
Currently payable annuity contracts:	62,541.018	$7.02 to $27.38	$ 936,252
Contracts in accumulation period:			
ING Custom Choice 62	1,272.798	13.14	16,725
ING Custom Choice 65	5,841.196	12.90	75,351
Qualified V	1,329.554	26.75	35,566
Qualified VI	748,041.421	27.38	20,481,374
Qualified VIII	2,403.447	23.51	56,505
Qualified X (1.15)	48,025.655	12.05	578,709
Qualified X (1.25)	94,957.119	11.90	1,129,990
Qualified XII (0.00)	22.852	14.10	322
Qualified XII (0.05)	10,093.741	30.84	311,291
Qualified XII (0.10)	1.828	13.92	25
Qualified XII (0.20)	37,653.510	13.75	517,736
Qualified XII (0.25)	21,584.373	13.66	294,843
Qualified XII (0.30)	37,049.727	13.57	502,765
Qualified XII (0.35)	2,313.036	13.49	31,203
Qualified XII (0.40)	12,525.882	19.68	246,509
Qualified XII (0.45)	3.911	13.32	52
Qualified XII (0.50)	62,046.041	14.04	871,126
Qualified XII (0.55)	60,232.262	13.15	792,054
Qualified XII (0.60)	14,718.551	13.07	192,371
Qualified XII (0.65)	187,326.502	12.99	2,433,371
Qualified XII (0.70)	48,363.668	12.91	624,375
Qualified XII (0.75)	111,729.695	12.83	1,433,492
Qualified XII (0.80)	115,287.098	14.43	1,663,593
Qualified XII (0.85)	231,815.405	18.68	4,330,312
Qualified XII (0.90)	12,183.338	13.78	167,886
Qualified XII (0.95)	119,985.602	18.41	2,208,935
Qualified XII (1.00)	612,101.769	18.28	11,189,220
Qualified XII (1.05)	27,364.518	18.14	496,392
Qualified XII (1.10)	35,372.830	18.01	637,065

Division/Contract	Units	Unit Value	Extended Value
ING Thornburg Value Portfolio - Initial Class (continued)			
Qualified XII (1.15)	16,641.390	$ 17.88	$ 297,548
Qualified XII (1.20)	8,854.779	17.75	157,172
Qualified XII (1.25)	27,179.217	17.62	478,898
Qualified XII (1.30)	1,117.431	17.49	19,544
Qualified XII (1.40)	8,700.626	17.24	149,999
Qualified XII (1.45)	580.705	17.11	9,936
Qualified XII (1.50)	478.750	16.99	8,134
Qualified XV	13,316.297	28.55	380,180
Qualified XVI	19,312.885	26.45	510,826
Qualified XVIII	3,956.175	11.90	47,078
Qualified XXVI	1,863.381	28.37	52,864
Qualified XXVII	848,241.376	34.13	28,950,478
Qualified XXVIII	258,894.512	34.07	8,820,536
Qualified XXXII	2,174.370	13.23	28,767
Qualified XXXIV	29,576.854	9.09	268,854
Qualified XXXVI	5,868.857	11.72	68,783
Qualified XXXVIII	34,690.442	9.25	320,887
Qualified XLIII	386.977	9.09	3,518
Qualified LIV	20,641.160	12.71	262,349
Qualified LVI	25,041.229	13.00	325,536
	4,051,705.760		$ 93,417,297
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	7,595.050	$ 9.91	$ 75,267
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Currently payable annuity contracts:	42,939.902	$11.44 to $12.73	$ 534,977
Contracts in accumulation period:			
ING Custom Choice 62	802.750	12.12	9,729
ING Custom Choice 65	7,531.200	11.57	87,136
Qualified V	1,613.539	16.14	26,043
Qualified VI	1,876,826.014	16.61	31,174,080
Qualified VII	25,397.674	14.11	358,361
Qualified VIII	5,880.687	14.00	82,330
Qualified IX	2,537.923	14.23	36,115
Qualified X (1.15)	66,096.646	16.90	1,117,033
Qualified X (1.25)	150,185.856	16.61	2,494,587
Qualified XII (0.00)	96.116	12.22	1,175
Qualified XII (0.05)	15,051.029	18.72	281,755
Qualified XII (0.10)	106.152	12.07	1,281
Qualified XII (0.20)	37,523.929	11.91	446,910
Qualified XII (0.25)	26,291.722	11.84	311,294
Qualified XII (0.30)	45,093.215	11.76	530,296
Qualified XII (0.35)	6,249.130	11.69	73,052
Qualified XII (0.40)	5,836.059	11.68	68,165
Qualified XII (0.45)	676.721	11.54	7,809

Division/Contract	Units	Unit Value	Extended Value
ING UBS U.S. Large Cap Equity Portfolio - Initial Class (continued)			
Qualified XII (0.50)	110,905.418	$ 12.07	$ 1,338,628
Qualified XII (0.55)	54,941.545	11.40	626,334
Qualified XII (0.60)	31,266.682	11.33	354,252
Qualified XII (0.65)	154,072.306	11.26	1,734,854
Qualified XII (0.70)	69,470.428	11.19	777,374
Qualified XII (0.75)	106,652.846	11.12	1,185,980
Qualified XII (0.80)	193,916.118	12.23	2,371,594
Qualified XII (0.85)	378,086.710	11.09	4,192,982
Qualified XII (0.90)	11,193.406	11.76	131,634
Qualified XII (0.95)	267,839.124	10.93	2,927,482
Qualified XII (1.00)	367,436.493	10.85	3,986,686
Qualified XII (1.05)	17,404.104	10.77	187,442
Qualified XII (1.10)	27,771.681	10.69	296,879
Qualified XII (1.15)	50,722.435	10.61	538,165
Qualified XII (1.20)	3,803.937	10.54	40,094
Qualified XII (1.25)	29,650.893	10.46	310,148
Qualified XII (1.35)	43.729	10.31	451
Qualified XII (1.40)	16,520.562	10.23	169,005
Qualified XII (1.45)	1,518.740	10.16	15,430
Qualified XII (1.50)	198.158	10.08	1,997
Qualified XIII	446.012	17.36	7,743
Qualified XV	14,810.755	17.33	256,670
Qualified XVI	53,063.509	16.05	851,669
Qualified XVII	23,020.447	16.61	382,370
Qualified XVIII	8,848.241	16.61	146,969
Qualified XIX	10,063.076	10.97	110,392
Qualified XX	1,220.947	14.40	17,582
Qualified XXVI	2,935.347	17.22	50,547
Qualified XXVII	619,704.932	16.16	10,014,432
Qualified XXVIII	237,854.061	16.14	3,838,965
Qualified XXX	28,575.320	14.05	401,483
Qualified XXXII	46,811.780	12.40	580,466
Qualified XXXIV	16,398.479	8.44	138,403
Qualified XXXVI	26,477.909	11.66	308,732
Qualified XXXVIII	54,881.094	8.60	471,977
Qualified XLIII	259.999	8.45	2,197
Qualified LIV	28,157.109	11.40	320,991
Qualified LVI	113,558.784	11.66	1,324,095
	5,497,239.380		$ 78,055,222
ING UBS U.S. Large Cap Equity Portfolio - Service Class			
Contracts in accumulation period:			
Qualified XII (1.00)	1,688.920	$ 9.55	$ 16,129
ING Van Kampen Comstock Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	28,540.474	$ 10.74	$ 306,525

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Service Class			
Currently payable annuity contracts:	107,024.888	$11.23 to $12.73	$ 1,360,369
Contracts in accumulation period:			
ING Custom Choice 62	5,358.202	11.85	63,495
ING Custom Choice 65	4,346.760	11.19	48,640
ING MAP PLUS NP4	13,818.824	12.36	170,801
ING MAP PLUS NP9	33,910.633	12.15	412,014
ING MAP PLUS NP10	6,152.736	12.11	74,510
ING MAP PLUS NP11	25,942.840	12.07	313,130
ING MAP PLUS NP13	1,506.522	11.98	18,048
ING MAP PLUS NP14	48.963	11.94	585
ING MAP PLUS NP15	10,209.012	11.90	121,487
ING MAP PLUS NP17	13,633.398	11.82	161,147
ING MAP PLUS NP18	6.757	11.78	80
ING MAP PLUS NP19	7,542.731	11.74	88,552
ING MAP PLUS NP20	209.097	11.70	2,446
ING MAP PLUS NP21	12,322.866	11.66	143,685
ING MAP PLUS NP24	439.581	11.54	5,073
ING MAP PLUS NP25	7.273	11.50	84
ING MAP PLUS NP26	675.147	11.46	7,737
ING MAP PLUS NP27	746.100	11.42	8,520
ING MAP PLUS NP28	77.736	11.38	885
ING MAP PLUS NP29	818.050	11.34	9,277
Qualified V	232.731	12.36	2,877
Qualified VI	964,021.144	12.53	12,079,185
Qualified X (1.15)	36,606.896	12.64	462,711
Qualified X (1.25)	162,806.755	12.53	2,039,969
Qualified XII (0.00)	243.790	13.97	3,406
Qualified XII (0.10)	132.388	13.85	1,834
Qualified XII (0.25)	5,181.911	13.67	70,837
Qualified XII (0.30)	17,067.088	13.61	232,283
Qualified XII (0.35)	475.710	13.55	6,446
Qualified XII (0.40)	12,904.612	13.49	174,083
Qualified XII (0.50)	128,059.537	13.37	1,712,156
Qualified XII (0.55)	32,140.902	13.31	427,795
Qualified XII (0.60)	13,652.460	13.26	181,032
Qualified XII (0.65)	208,756.890	13.20	2,755,591
Qualified XII (0.70)	21,504.615	13.14	282,571
Qualified XII (0.75)	197,946.688	13.09	2,591,122
Qualified XII (0.80)	73,376.271	13.03	956,093
Qualified XII (0.85)	174,898.348	12.97	2,268,432
Qualified XII (0.90)	51,408.660	12.92	664,200
Qualified XII (0.95)	129,080.923	12.86	1,659,981
Qualified XII (1.00)	502,699.202	12.80	6,434,550
Qualified XII (1.05)	15,854.147	12.75	202,140
Qualified XII (1.10)	35,135.562	12.69	445,870
Qualified XII (1.15)	19,493.948	12.64	246,404

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Comstock Portfolio - Service Class (continued)			
Qualified XII (1.20)	5,892.365	$ 12.58	$ 74,126
Qualified XII (1.25)	60,864.496	12.53	762,632
Qualified XII (1.30)	165.929	12.47	2,069
Qualified XII (1.35)	484.022	12.42	6,012
Qualified XII (1.40)	3,607.906	12.37	44,630
Qualified XII (1.45)	2,849.647	12.31	35,079
Qualified XV	1,502.460	12.86	19,322
Qualified XVI	28,294.516	12.26	346,891
Qualified XVII	1,227.690	12.53	15,383
Qualified XVIII	2,318.021	12.80	29,671
Qualified XXVI	1,319.218	12.92	17,044
Qualified XXVII	728,859.769	14.95	10,896,454
Qualified XXXII	3,894.738	12.32	47,983
Qualified XXXIII (0.65)	18,998.720	13.41	254,773
Qualified XXXIV	962.752	8.79	8,463
Qualified XXXVIII	45,383.374	8.96	406,635
Qualified XLIII	2,210.525	8.80	19,453
Qualified LIV	44,283.613	11.02	488,005
Qualified LVI	14,356.918	11.27	161,802
	4,015,955.973		$ 52,548,560
ING Van Kampen Equity and Income Portfolio - Adviser Class			
Contracts in accumulation period:			
Qualified XXXV	43,474.820	$ 12.03	$ 523,002
ING Van Kampen Equity and Income Portfolio - Initial Class			
Currently payable annuity contracts:	320,953.611	$11.9 to $12.61	$ 4,040,657
Contracts in accumulation period:			
ING Custom Choice 65	12,350.584	13.23	163,398
Qualified V	3,134.548	12.25	38,398
Qualified VI	6,290,892.816	12.37	77,818,344
Qualified VIII	8,583.104	12.36	106,087
Qualified X (1.15)	463,140.112	12.44	5,761,463
Qualified X (1.25)	529,145.209	12.37	6,545,526
Qualified XII (0.00)	79,129.452	13.31	1,053,213
Qualified XII (0.05)	105,836.549	13.81	1,461,603
Qualified XII (0.10)	607.389	13.23	8,036
Qualified XII (0.20)	229,146.197	13.58	3,111,805
Qualified XII (0.25)	159,124.068	13.55	2,156,131
Qualified XII (0.30)	842,148.255	13.08	11,015,299
Qualified XII (0.35)	12,300.212	13.47	165,684
Qualified XII (0.40)	64,320.547	13.41	862,539
Qualified XII (0.45)	131.370	12.96	1,703
Qualified XII (0.50)	610,510.796	13.40	8,180,845
Qualified XII (0.55)	170,068.107	13.27	2,256,804

Division/Contract	Units	Unit Value	Extended Value
ING Van Kampen Equity and Income Portfolio - Initial Class (continued)			
Qualified XII (0.60)	119,183.133	$ 13.23	$ 1,576,793
Qualified XII (0.65)	1,122,958.765	13.18	14,800,597
Qualified XII (0.70)	233,613.243	13.12	3,065,006
Qualified XII (0.75)	467,086.445	13.07	6,104,820
Qualified XII (0.80)	684,091.214	13.16	9,002,640
Qualified XII (0.85)	709,621.625	13.13	9,317,332
Qualified XII (0.90)	55,501.489	13.08	725,959
Qualified XII (0.95)	891,748.022	13.05	11,637,312
Qualified XII (1.00)	2,253,032.709	13.01	29,311,956
Qualified XII (1.05)	232,318.557	12.97	3,013,172
Qualified XII (1.10)	268,368.298	12.93	3,470,002
Qualified XII (1.15)	121,148.029	12.88	1,560,387
Qualified XII (1.20)	72,942.602	12.82	935,124
Qualified XII (1.25)	277,623.325	12.80	3,553,579
Qualified XII (1.30)	16,294.480	12.76	207,918
Qualified XII (1.35)	2,066.115	12.30	25,413
Qualified XII (1.40)	31,084.182	12.98	403,473
Qualified XII (1.45)	9,819.914	12.22	119,999
Qualified XII (1.50)	4,626.094	12.19	56,392
Qualified XV	17,902.546	12.59	225,393
Qualified XVI	153,796.247	12.19	1,874,776
Qualified XVIII	19,805.606	12.37	244,995
Qualified XXI	198,460.345	12.70	2,520,446
Qualified XXVI	12,141.139	12.63	153,343
Qualified XXVII	1,236,752.048	12.57	15,545,973
Qualified XXXII	13,886.542	12.37	171,777
Qualified XXXIII (0.65)	35,178.613	12.81	450,638
Qualified XXXIV	65,558.775	10.15	665,422
Qualified XXXVI	30,282.624	12.89	390,343
Qualified XXXVIII	90,749.519	10.34	938,350
Qualified XLIII	6,363.110	10.16	64,649
Qualified LIV	68,422.178	13.03	891,541
Qualified LVI	147,710.233	13.32	1,967,500
	19,571,660.692		$ 249,740,555
ING Van Kampen Equity and Income Portfolio - Service Class			
Contracts in accumulation period:			
Qualified VI	0.038	$ 39.32	$ 2
Qualified XII (1.00)	5,324.990	40.23	214,224
	5,325.028		$ 214,226

Division/Contract	Units	Unit Value	Extended Value
ING Core Equity Research Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	6,175.359	$ 15.29	$ 94,421
ING MAP PLUS NP11	17.101	15.26	261
ING MAP PLUS NP17	732.388	15.17	11,110
ING MAP PLUS NP18	489.956	15.16	7,428
ING MAP PLUS NP19	107.804	15.14	1,632
ING MAP PLUS NP21	860.139	15.11	12,997
ING MAP PLUS NP23	168.222	15.08	2,537
ING MAP PLUS NP25	1,782.519	15.05	26,827
ING MAP PLUS NP26	1,152.464	15.04	17,333
ING MAP PLUS NP28	993.073	15.01	14,906
ING MAP PLUS NP29	693.205	14.99	10,391
	13,172.230		$ 199,843
ING Strategic Allocation Conservative Portfolio - Class I			
Currently payable annuity contracts:	88,411.708	$11.64 to $18.79	$ 1,106,931
Contracts in accumulation period:			
ING Custom Choice 62	2,102.996	12.01	25,257
ING Custom Choice 65	326.013	11.89	3,876
ING MAP PLUS NP1	11,970.010	12.53	149,984
ING MAP PLUS NP4	2,855.427	12.40	35,407
ING MAP PLUS NP6	12,849.534	12.31	158,178
ING MAP PLUS NP9	6,201.396	12.19	75,595
ING MAP PLUS NP10	2,870.428	12.14	34,847
ING MAP PLUS NP11	30,227.712	12.10	365,755
ING MAP PLUS NP12	15,673.784	12.06	189,026
ING MAP PLUS NP13	2,679.116	12.02	32,203
ING MAP PLUS NP14	754.857	11.98	9,043
ING MAP PLUS NP15	38,428.888	11.94	458,841
ING MAP PLUS NP16	4,824.519	11.90	57,412
ING MAP PLUS NP17	7,874.405	11.85	93,312
ING MAP PLUS NP18	9.469	11.81	112
ING MAP PLUS NP19	10,495.413	11.77	123,531
ING MAP PLUS NP20	1,284.241	11.73	15,064
ING MAP PLUS NP21	17,735.224	11.69	207,325
ING MAP PLUS NP22	6,431.402	11.65	74,926
ING MAP PLUS NP23	4,114.320	11.61	47,767
ING MAP PLUS NP25	30,261.985	11.53	348,921
ING MAP PLUS NP26	4,565.939	11.49	52,463
ING MAP PLUS NP30	2,043.375	11.33	23,151
Qualified V	269.883	18.34	4,950
Qualified VI	355,571.712	18.79	6,681,192
Qualified X (1.15)	42,456.689	19.17	813,895
Qualified X (1.25)	36,538.033	18.87	689,473
Qualified XII (0.00)	795.816	15.48	12,319
Qualified XII (0.05)	7,881.139	21.17	166,844
Qualified XII (0.10)	8.966	15.28	137

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Conservative Portfolio - Class I (continued)			
Qualified XII (0.25)	2,171.105	$ 15.00	$ 32,567
Qualified XII (0.30)	32,301.080	14.90	481,286
Qualified XII (0.35)	220.457	14.81	3,265
Qualified XII (0.40)	26,832.895	19.15	513,850
Qualified XII (0.45)	20.574	14.62	301
Qualified XII (0.50)	142,906.782	14.85	2,122,166
Qualified XII (0.55)	10,139.233	14.44	146,411
Qualified XII (0.60)	9,720.185	14.35	139,485
Qualified XII (0.65)	13,344.196	14.26	190,288
Qualified XII (0.70)	22,439.035	14.17	317,961
Qualified XII (0.75)	88,433.790	14.08	1,245,148
Qualified XII (0.80)	43,932.329	14.51	637,458
Qualified XII (0.85)	57,598.773	18.18	1,047,146
Qualified XII (0.90)	6,872.068	14.24	97,858
Qualified XII (0.95)	75,341.627	17.91	1,349,369
Qualified XII (1.00)	213,346.804	17.78	3,793,306
Qualified XII (1.05)	17,769.852	17.65	313,638
Qualified XII (1.10)	37,455.169	17.52	656,215
Qualified XII (1.15)	22,239.687	17.40	386,971
Qualified XII (1.20)	4,774.881	17.27	82,462
Qualified XII (1.25)	36,531.103	17.14	626,143
Qualified XII (1.30)	522.447	17.02	8,892
Qualified XII (1.40)	16,092.238	16.77	269,867
Qualified XII (1.45)	1,891.968	16.65	31,501
Qualified XII (1.50)	227.984	16.53	3,769
Qualified XV	1,460.386	19.60	28,624
Qualified XVI	13,429.691	18.16	243,883
Qualified XVII	11,512.605	19.71	226,913
Qualified XVIII	26,236.901	19.79	519,228
Qualified XXVI	895.639	19.78	17,716
Qualified XXVII	77,256.297	19.28	1,489,501
Qualified XXVIII	21,017.091	19.25	404,579
Qualified XXXII	1,717.077	11.99	20,588
Qualified XXXIII (0.65)	7,205.128	13.16	94,819
Qualified XXXIV	5,922.821	9.82	58,162
Qualified XXXVI	8,801.924	13.29	116,978
Qualified XXXVIII	2,188.744	10.01	21,909
Qualified LIV	6,830.070	11.72	80,048
Qualified LVI	60,381.636	11.99	723,976
	1,876,496.671		$ 30,601,984

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Growth Portfolio - Class I			
Currently payable annuity contracts:	53,768.449	$9.91 to $12.94	$ 661,816
Contracts in accumulation period:			
ING Custom Choice 65	5,303.918	11.65	61,791
ING MAP PLUS NP1	18,031.179	12.42	223,947
ING MAP PLUS NP4	66,202.582	12.29	813,630
ING MAP PLUS NP6	14,153.193	12.21	172,810
ING MAP PLUS NP9	12,323.565	12.08	148,869
ING MAP PLUS NP10	2,001.453	12.04	24,097
ING MAP PLUS NP11	35,797.424	12.00	429,569
ING MAP PLUS NP12	27,141.641	11.96	324,614
ING MAP PLUS NP13	269.052	11.92	3,207
ING MAP PLUS NP14	1,751.537	11.88	20,808
ING MAP PLUS NP15	57,450.405	11.83	679,638
ING MAP PLUS NP16	1,057.722	11.79	12,471
ING MAP PLUS NP17	37,225.915	11.75	437,404
ING MAP PLUS NP18	294.328	11.71	3,447
ING MAP PLUS NP19	9,849.153	11.67	114,940
ING MAP PLUS NP20	11,324.420	11.63	131,703
ING MAP PLUS NP21	34,751.790	11.59	402,773
ING MAP PLUS NP22	1,305.326	11.55	15,077
ING MAP PLUS NP23	747.218	11.51	8,600
ING MAP PLUS NP25	18,569.840	11.43	212,253
ING MAP PLUS NP26	2,235.597	11.39	25,463
ING MAP PLUS NP28	0.777	11.32	9
ING MAP PLUS NP29	0.551	11.28	6
ING MAP PLUS NP30	1,709.171	11.24	19,211
Qualified V	1,361.158	18.41	25,059
Qualified VI	1,175,202.841	18.86	22,164,326
Qualified VIII	8.584	18.84	162
Qualified X (1.15)	92,843.244	19.70	1,829,012
Qualified X (1.25)	61,445.074	19.40	1,192,034
Qualified XII (0.00)	3,167.492	13.17	41,716
Qualified XII (0.05)	6,798.505	21.25	144,468
Qualified XII (0.20)	371.569	12.84	4,771
Qualified XII (0.25)	3,362.553	12.76	42,906
Qualified XII (0.30)	36,876.864	12.68	467,599
Qualified XII (0.35)	1,090.002	12.60	13,734
Qualified XII (0.40)	15,293.917	18.52	283,243
Qualified XII (0.50)	349,911.465	12.80	4,478,867
Qualified XII (0.55)	76,325.056	12.29	938,035
Qualified XII (0.60)	34,093.399	12.21	416,280
Qualified XII (0.65)	72,963.982	12.13	885,053
Qualified XII (0.70)	66,108.930	12.06	797,274
Qualified XII (0.75)	157,736.657	11.98	1,889,685
Qualified XII (0.80)	74,677.335	12.66	945,415
Qualified XII (0.85)	169,435.166	17.58	2,978,670

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Growth Portfolio - Class I			
(continued)			
Qualified XII (0.90)	24,486.658	$ 12.33	$ 301,920
Qualified XII (0.95)	149,983.997	17.33	2,599,223
Qualified XII (1.00)	364,440.027	17.20	6,268,368
Qualified XII (1.05)	61,003.345	17.08	1,041,937
Qualified XII (1.10)	65,277.414	16.95	1,106,452
Qualified XII (1.15)	53,867.074	16.83	906,583
Qualified XII (1.20)	9,427.340	16.70	157,437
Qualified XII (1.25)	53,890.826	16.58	893,510
Qualified XII (1.30)	49.987	16.46	823
Qualified XII (1.40)	19,501.136	16.22	316,308
Qualified XII (1.45)	1,167.188	16.10	18,792
Qualified XII (1.50)	1,654.880	15.99	26,462
Qualified XIII	330.775	19.71	6,520
Qualified XV	4,565.810	19.68	89,855
Qualified XVI	32,169.519	18.23	586,450
Qualified XVIII	2,490.920	20.34	50,665
Qualified XXII	1,446.319	20.64	29,852
Qualified XXVI	86.677	19.85	1,721
Qualified XXVII	162,335.561	19.36	3,142,816
Qualified XXVIII	112,219.393	19.32	2,168,079
Qualified XXXII	5,808.955	12.10	70,288
Qualified XXXIII (0.65)	5,423.931	12.67	68,721
Qualified XXXIV	26,434.969	8.78	232,099
Qualified XXXVI	9,032.855	12.80	115,621
Qualified XXXVIII	18,817.160	8.95	168,414
Qualified XLIII	112.811	8.79	992
Qualified LIV	19,979.844	11.48	229,369
Qualified LVI	38,078.561	11.75	447,423
	4,056,423.931		$ 65,533,162
ING Strategic Allocation Moderate Portfolio - Class I			
Currently payable annuity contracts:	90,420.487	$10.69 to $13.23	$ 1,115,811
Contracts in accumulation period:			
ING Custom Choice 65	919.690	11.76	10,816
ING MAP PLUS NP1	12,441.429	12.48	155,269
ING MAP PLUS NP4	13,263.914	12.35	163,809
ING MAP PLUS NP6	35,842.807	12.26	439,433
ING MAP PLUS NP9	19,794.713	12.14	240,308
ING MAP PLUS NP10	1,167.203	12.09	14,111
ING MAP PLUS NP11	39,860.108	12.05	480,314
ING MAP PLUS NP12	109,460.985	12.01	1,314,626
ING MAP PLUS NP13	1,409.117	11.97	16,867
ING MAP PLUS NP14	3,800.172	11.93	45,336
ING MAP PLUS NP15	59,380.046	11.89	706,029
ING MAP PLUS NP16	3,231.906	11.85	38,298
ING MAP PLUS NP17	61,440.504	11.81	725,612
ING MAP PLUS NP18	633.100	11.76	7,445

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Moderate Portfolio - Class I			
(continued)			
ING MAP PLUS NP19	17,626.270	$ 11.72	$ 206,580
ING MAP PLUS NP20	6,742.691	11.68	78,755
ING MAP PLUS NP21	15,703.367	11.64	182,787
ING MAP PLUS NP22	6,854.610	11.60	79,513
ING MAP PLUS NP23	6,385.091	11.56	73,812
ING MAP PLUS NP25	16,712.152	11.48	191,856
ING MAP PLUS NP26	23,576.805	11.44	269,719
ING MAP PLUS NP30	5,569.564	11.29	62,880
Qualified V	1,181.135	18.14	21,426
Qualified VI	959,015.977	18.59	17,828,107
Qualified VIII	365.458	18.57	6,787
Qualified X (1.15)	50,996.042	19.33	985,753
Qualified X (1.25)	61,830.569	19.03	1,176,636
Qualified XII (0.00)	2,177.314	14.04	30,569
Qualified XII (0.05)	3,574.737	20.95	74,891
Qualified XII (0.20)	154.586	13.69	2,116
Qualified XII (0.25)	11,931.011	13.60	162,262
Qualified XII (0.30)	31,739.379	13.52	429,116
Qualified XII (0.35)	2,398.193	13.43	32,208
Qualified XII (0.40)	49,962.862	18.56	927,311
Qualified XII (0.45)	33.529	13.27	445
Qualified XII (0.50)	344,429.366	13.57	4,673,906
Qualified XII (0.55)	275,952.548	13.10	3,614,978
Qualified XII (0.60)	21,475.144	13.02	279,606
Qualified XII (0.65)	103,271.894	12.93	1,335,306
Qualified XII (0.70)	57,252.594	12.85	735,696
Qualified XII (0.75)	200,997.158	12.77	2,566,734
Qualified XII (0.80)	85,766.803	13.38	1,147,560
Qualified XII (0.85)	91,533.883	17.62	1,612,827
Qualified XII (0.90)	15,937.772	13.05	207,988
Qualified XII (0.95)	183,253.715	17.36	3,181,284
Qualified XII (1.00)	230,541.124	17.23	3,972,224
Qualified XII (1.05)	35,683.466	17.11	610,544
Qualified XII (1.10)	83,120.143	16.98	1,411,380
Qualified XII (1.15)	59,499.899	16.86	1,003,168
Qualified XII (1.20)	14,387.633	16.74	240,849
Qualified XII (1.25)	83,733.833	16.61	1,390,819
Qualified XII (1.30)	367.690	16.49	6,063
Qualified XII (1.40)	21,537.978	16.25	349,992
Qualified XII (1.45)	790.741	16.13	12,755
Qualified XII (1.50)	1,232.127	16.02	19,739
Qualified XIII	288.668	19.43	5,609
Qualified XV	3,768.504	19.39	73,071
Qualified XVI	19,330.735	17.97	347,373
Qualified XVIII	3,238.586	19.96	64,642
Qualified XXII	509.121	20.34	10,356

Division/Contract	Units	Unit Value	Extended Value
ING Strategic Allocation Moderate Portfolio - Class I (continued)			
Qualified XXVII	123,450.814	$ 19.08	$ 2,355,442
Qualified XXVIII	55,425.205	19.04	1,055,296
Qualified XXXII	1,783.695	12.05	21,494
Qualified XXXIII (0.65)	2,283.097	12.90	29,452
Qualified XXXIV	18,945.893	9.26	175,439
Qualified XXXVI	5,119.718	13.03	66,710
Qualified XXXVIII	13,918.985	9.43	131,256
Qualified LIV	7,994.983	11.60	92,742
Qualified LVI	33,756.508	11.87	400,690
	3,928,177.546		$ 61,500,603
ING Growth and Income Portfolio - Class A			
Contracts in accumulation period:			
Qualified XXXV	62,112.388	$ 9.75	$ 605,596
ING Growth and Income Portfolio - Class I			
Currently payable annuity contracts:	1,186,980.284	$11.64 to $312.14	$ 87,704,728
Contracts in accumulation period:			
ING Custom Choice 62	5,457.709	12.51	68,276
ING Custom Choice 65	110,055.637	12.47	1,372,394
ING MAP PLUS NP28	64.597	11.13	719
Qualified I	24,288.504	301.09	7,313,026
Qualified V	948.712	22.73	21,564
Qualified VI	20,431,687.700	23.22	474,423,788
Qualified VII	1,771,297.718	22.05	39,057,115
Qualified VIII	13,901.975	21.54	299,449
Qualified IX	4,053.881	22.92	92,915
Qualified X (1.15)	1,031,140.301	23.63	24,365,845
Qualified X (1.25)	2,878,411.777	23.22	66,836,721
Qualified XII (0.05)	127,704.946	26.16	3,340,761
Qualified XII (0.10)	186.974	10.81	2,021
Qualified XII (0.20)	130,630.640	10.67	1,393,829
Qualified XII (0.25)	310,415.934	10.61	3,293,513
Qualified XII (0.30)	570,426.867	10.54	6,012,299
Qualified XII (0.35)	79,285.067	10.47	830,115
Qualified XII (0.40)	126,979.656	17.16	2,178,971
Qualified XII (0.45)	2,350.939	10.34	24,309
Qualified XII (0.50)	1,160,833.606	10.80	12,537,003
Qualified XII (0.55)	605,018.080	10.21	6,177,235
Qualified XII (0.60)	532,361.379	10.15	5,403,468
Qualified XII (0.65)	1,228,018.458	10.08	12,378,426
Qualified XII (0.70)	545,562.650	10.02	5,466,538
Qualified XII (0.75)	1,393,253.420	9.96	13,876,804
Qualified XII (0.80)	2,830,960.887	10.85	30,715,926
Qualified XII (0.85)	2,660,094.647	16.29	43,332,942
Qualified XII (0.90)	307,381.612	10.43	3,205,990
Qualified XII (0.95)	1,862,271.707	16.05	29,889,461

Division/Contract	Units	Unit Value	Extended Value
ING Growth and Income Portfolio - Class I (continued)			
Qualified XII (1.00)	3,499,680.620	$ 15.94	$ 55,784,909
Qualified XII (1.05)	192,442.944	15.82	3,044,447
Qualified XII (1.10)	278,415.910	15.71	4,373,914
Qualified XII (1.15)	539,590.547	15.59	8,412,217
Qualified XII (1.20)	42,546.950	15.48	658,627
Qualified XII (1.25)	113,419.008	15.36	1,742,116
Qualified XII (1.30)	8,805.959	15.25	134,291
Qualified XII (1.35)	377.264	15.14	5,712
Qualified XII (1.40)	53,945.697	15.03	810,804
Qualified XII (1.45)	3,361.062	14.92	50,147
Qualified XII (1.50)	10,331.905	14.81	153,016
Qualified XIII	1,455.721	24.26	35,316
Qualified XV	51,247.142	24.22	1,241,206
Qualified XVI	421,800.286	22.44	9,465,198
Qualified XVII	1,036,940.024	24.02	24,907,299
Qualified XVIII	1,162,903.780	24.02	27,932,949
Qualified XIX	4,874.821	311.48	1,518,409
Qualified XX	24,681.957	235.28	5,807,171
Qualified XXII	674.588	25.41	17,141
Qualified XXVI	14,054.066	24.44	343,481
Qualified XXVII	464,419.484	233.35	108,372,287
Qualified XXVIII	21,241.254	232.93	4,947,725
Qualified XXIX	847.089	227.43	192,654
Qualified XXX	19,541.288	221.78	4,333,867
Qualified XXXII	345,828.701	12.77	4,416,233
Qualified XXXIV	144,274.097	8.93	1,288,368
Qualified XXXVI	173,497.980	11.61	2,014,312
Qualified XXXVIII	425,771.947	9.09	3,870,267
Qualified XLII	353,961.712	9.09	3,217,512
Qualified XLIII	24,624.723	8.93	219,899
Qualified LIV	215,934.277	12.29	2,653,832
Qualified LVI	1,115,684.236	12.58	14,035,308
	52,699,203.303		$ 1,177,616,785
ING Growth and Income Portfolio - Class S			
Contracts in accumulation period:			
ING MAP PLUS NP8	14,705.358	$ 14.09	$ 207,198
ING MAP PLUS NP17	613.177	13.98	8,572
ING MAP PLUS NP18	6.563	13.97	92
ING MAP PLUS NP21	2,258.541	13.94	31,484
ING MAP PLUS NP23	1,420.033	13.92	19,767
ING MAP PLUS NP24	156.468	13.90	2,175
ING MAP PLUS NP29	6.630	13.85	92
Qualified XII (0.00)	39.313	9.95	391
Qualified XII (0.25)	162.043	9.87	1,599
Qualified XII (0.50)	121,555.807	9.79	1,190,031
Qualified XII (0.75)	528.846	9.70	5,130
	141,452.779		$ 1,466,531

Division/Contract	Units	Unit Value		Extended Value	
ING GET U.S. Core Portfolio - Series 5					
Contracts in accumulation period:					
Qualified X (1.25)	17,588.272	$	10.57	$	185,908
ING GET U.S. Core Portfolio - Series 6					
Contracts in accumulation period:					
Qualified X (1.15)	45,886.283	$	10.35	$	474,923
Qualified X (1.25)	88,421.730		10.35		915,165
Qualified XVIII	22,770.607		10.36		235,903
Qualified XXXII	21,368.025		10.35		221,159
	178,446.645			$	1,847,150
ING GET U.S. Core Portfolio - Series 7					
Contracts in accumulation period:					
Qualified X (1.15)	32,508.003	$	10.32	$	335,483
Qualified X (1.25)	25,054.879		10.32		258,566
Qualified XVIII	1,537.090		10.33		15,878
Qualified XXVII	50,875.995		10.63		540,812
Qualified XXVIII	24,745.620		10.79		267,005
Qualified XXXII	248.170		10.32		2,561
	134,969.757			$	1,420,305
ING GET U.S. Core Portfolio - Series 8					
Contracts in accumulation period:					
Qualified X (1.15)	12,029.924	$	10.36	$	124,630
Qualified X (1.25)	6,313.404		10.36		65,407
Qualified XVIII	14,624.595		10.37		151,657
Qualified XXXII	764.111		10.36		7,916
	33,732.034			$	349,610
ING GET U.S. Core Portfolio - Series 9					
Contracts in accumulation period:					
Qualified X (1.15)	4,969.451	$	10.45	$	51,931
Qualified X (1.25)	8,277.504		10.45		86,500
Qualified XXXII	29.213		10.45		305
	13,276.168			$	138,736
ING GET U.S. Core Portfolio - Series 10					
Contracts in accumulation period:					
Qualified X (1.15)	1,059.552	$	10.31	$	10,924
Qualified X (1.25)	5,075.512		10.31		52,329
	6,135.064			$	63,253
ING GET U.S. Core Portfolio - Series 11					
Contracts in accumulation period:					
Qualified X (1.15)	2,152.203	$	10.57	$	22,749
Qualified X (1.25)	822.854		10.56		8,689
	2,975.057			$	31,438

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Science and Technology Opportunities			
Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	1,643.754	$ 16.08	$ 26,432
ING Custom Choice 65	6,972.013	17.23	120,128
ING MAP PLUS NP6	470.866	14.52	6,837
ING MAP PLUS NP9	6,033.229	14.37	86,698
ING MAP PLUS NP11	3,853.992	14.27	54,996
ING MAP PLUS NP12	4,361.589	14.22	62,022
ING MAP PLUS NP14	296.317	14.12	4,184
ING MAP PLUS NP15	1,822.581	14.07	25,644
ING MAP PLUS NP16	872.136	14.02	12,227
ING MAP PLUS NP17	79.345	13.98	1,109
ING MAP PLUS NP18	774.786	13.93	10,793
ING MAP PLUS NP19	59.939	13.88	832
ING MAP PLUS NP20	7,620.738	13.83	105,395
ING MAP PLUS NP21	3,987.031	13.78	54,941
ING MAP PLUS NP23	1,849.682	13.69	25,322
ING MAP PLUS NP24	352.605	13.64	4,810
ING MAP PLUS NP25	3,254.140	13.60	44,256
ING MAP PLUS NP26	1,737.751	13.55	23,547
ING MAP PLUS NP29	47.367	13.41	635
ING MAP PLUS NP36	105.848	13.09	1,386
Qualified V	2,276.771	5.11	11,634
Qualified VI	2,655,187.398	5.20	13,806,974
Qualified X (1.15)	107,208.912	5.25	562,847
Qualified X (1.25)	184,261.387	5.20	958,159
Qualified XII (0.00)	9,797.109	5.94	58,195
Qualified XII (0.05)	135,320.062	5.79	783,503
Qualified XII (0.20)	3,237.651	5.81	18,811
Qualified XII (0.25)	28,158.260	5.78	162,755
Qualified XII (0.30)	106,181.108	5.75	610,541
Qualified XII (0.40)	103,505.279	5.69	588,945
Qualified XII (0.50)	673,884.179	5.63	3,793,968
Qualified XII (0.55)	51,989.196	5.60	291,140
Qualified XII (0.60)	28,027.032	5.57	156,111
Qualified XII (0.65)	615,303.347	5.54	3,408,781
Qualified XII (0.70)	41,263.739	5.51	227,363
Qualified XII (0.75)	257,563.540	5.48	1,411,448
Qualified XII (0.80)	508,709.941	5.45	2,772,469
Qualified XII (0.85)	416,072.635	5.42	2,255,114
Qualified XII (0.90)	21,368.699	5.39	115,177
Qualified XII (0.95)	273,608.808	5.36	1,466,543
Qualified XII (1.00)	1,005,789.197	5.34	5,370,914
Qualified XII (1.05)	20,591.631	5.31	109,342
Qualified XII (1.10)	79,444.362	5.28	419,466
Qualified XII (1.15)	29,215.312	5.25	153,380
Qualified XII (1.20)	13,633.929	5.22	71,169

Division/Contract	Units	Unit Value	Extended Value
ING BlackRock Science and Technology Opportunities			
Portfolio - Class I (continued)			
Qualified XII (1.25)	117,011.690	$ 5.19	$ 607,291
Qualified XII (1.30)	1,670.857	5.17	8,638
Qualified XII (1.35)	228.210	5.14	1,173
Qualified XII (1.40)	13,185.791	5.11	67,379
Qualified XII (1.45)	2,218.722	5.08	11,271
Qualified XII (1.50)	195.672	5.06	990
Qualified XV	15,400.006	5.37	82,698
Qualified XVI	59,807.257	5.06	302,625
Qualified XVII	3,320.546	5.29	17,566
Qualified XVIII	13,474.013	5.34	71,951
Qualified XXI	130,157.921	5.45	709,361
Qualified XXVI	4,212.205	5.47	23,041
Qualified XXVII	1,306,052.107	5.22	6,817,592
Qualified XXXII	615.173	14.43	8,877
Qualified XXXIV	1,840.195	10.43	19,193
Qualified XXXVI	11,014.254	13.38	147,371
Qualified XXXVIII	11,591.432	10.63	123,217
Qualified XLIII	1,922.165	10.44	20,067
Qualified LIV	15,939.127	16.99	270,806
Qualified LVI	49,611.763	17.38	862,252
	9,177,264.299		$ 50,430,302
ING Index Plus LargeCap Portfolio - Class I			
Currently payable annuity contracts:	265,558.477	$8.16 to $19.23	$ 3,253,666
Contracts in accumulation period:			
ING Custom Choice 62	9,867.098	11.58	114,261
ING Custom Choice 65	28,227.512	11.48	324,052
ING MAP PLUS NP1	7,655.516	11.82	90,488
ING MAP PLUS NP3	512.767	11.73	6,015
ING MAP PLUS NP4	19,493.439	11.69	227,878
ING MAP PLUS NP6	137.998	11.61	1,602
ING MAP PLUS NP8	32,982.503	11.53	380,288
ING MAP PLUS NP9	85,564.905	11.49	983,141
ING MAP PLUS NP10	18,578.196	11.45	212,720
ING MAP PLUS NP11	12,737.833	11.41	145,339
ING MAP PLUS NP13	1,961.128	11.34	22,239
ING MAP PLUS NP14	5,140.420	11.30	58,087
ING MAP PLUS NP15	6,347.503	11.26	71,473
ING MAP PLUS NP17	7,138.900	11.18	79,813
ING MAP PLUS NP18	5,016.969	11.14	55,889
ING MAP PLUS NP20	8,840.016	11.07	97,859
ING MAP PLUS NP21	20,670.270	11.03	227,993
ING MAP PLUS NP22	649.023	10.99	7,133
ING MAP PLUS NP23	943.836	10.95	10,335
ING MAP PLUS NP24	826.230	10.91	9,014
ING MAP PLUS NP25	1,923.540	10.88	20,928
ING MAP PLUS NP26	2,410.227	10.84	26,127
ING MAP PLUS NP27	4,521.738	10.80	48,835

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus LargeCap Portfolio - Class I (continued)			
ING MAP PLUS NP28	542.743	$ 10.76	$ 5,840
ING MAP PLUS NP29	3.847	10.73	41
ING MAP PLUS NP30	1,800.378	10.69	19,246
ING MAP PLUS NP32	292.583	10.62	3,107
Qualified V	16,487.759	18.80	309,970
Qualified VI	4,978,831.467	19.23	95,742,929
Qualified VIII	3,435.941	19.21	66,004
Qualified X (1.15)	258,852.818	19.51	5,050,218
Qualified X (1.25)	306,361.688	19.23	5,891,335
Qualified XII (0.00)	464.473	13.50	6,270
Qualified XII (0.05)	147,693.298	21.66	3,199,037
Qualified XII (0.10)	293.694	13.33	3,915
Qualified XII (0.20)	71,810.475	13.16	945,026
Qualified XII (0.25)	46,526.913	13.08	608,572
Qualified XII (0.30)	136,641.004	12.99	1,774,967
Qualified XII (0.35)	36,463.663	12.91	470,746
Qualified XII (0.40)	126,210.668	21.46	2,708,481
Qualified XII (0.45)	742.789	12.75	9,471
Qualified XII (0.50)	573,608.514	13.47	7,726,507
Qualified XII (0.55)	168,149.979	12.59	2,117,008
Qualified XII (0.60)	118,344.726	12.51	1,480,493
Qualified XII (0.65)	533,668.244	12.43	6,633,496
Qualified XII (0.70)	226,176.225	12.35	2,793,276
Qualified XII (0.75)	541,293.970	12.28	6,647,090
Qualified XII (0.80)	839,034.351	13.61	11,419,258
Qualified XII (0.85)	804,574.722	20.36	16,381,141
Qualified XII (0.90)	104,992.717	13.04	1,369,105
Qualified XII (0.95)	485,146.834	20.07	9,736,897
Qualified XII (1.00)	2,273,302.860	19.93	45,306,926
Qualified XII (1.05)	46,240.684	19.79	915,103
Qualified XII (1.10)	150,348.644	19.65	2,954,351
Qualified XII (1.15)	159,467.291	19.51	3,111,207
Qualified XII (1.20)	29,869.716	19.37	578,576
Qualified XII (1.25)	134,962.652	19.23	2,595,332
Qualified XII (1.30)	3,773.724	19.09	72,040
Qualified XII (1.35)	0.917	18.96	17
Qualified XII (1.40)	15,882.854	18.82	298,915
Qualified XII (1.45)	3,706.566	18.69	69,276
Qualified XII (1.50)	2,890.622	18.56	53,650
Qualified XV	23,090.718	20.06	463,200
Qualified XVI	103,533.749	18.58	1,923,657
Qualified XVII	14,573.121	19.49	284,030
Qualified XVIII	28,068.115	20.17	566,134
Qualified XXVI	6,890.835	20.24	139,470
Qualified XXVII	1,430,669.888	19.73	28,227,117
Qualified XXVIII	373,506.337	19.70	7,358,075
Qualified XXXII	19,640.995	11.76	230,978

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus LargeCap Portfolio - Class I (continued)			
Qualified XXXIII (0.65)	8,036.401	$ 11.47	$ 92,178
Qualified XXXIV	13,230.109	8.54	112,985
Qualified XXXVI	63,887.551	11.59	740,457
Qualified XXXVIII	156,505.578	8.70	1,361,599
Qualified XLIII	7,440.543	8.55	63,617
Qualified LIV	114,036.912	11.32	1,290,898
Qualified LVI	321,791.102	11.58	3,726,341
	16,581,501.011		$ 292,130,750
ING Index Plus LargeCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	33,126.829	$ 10.52	$ 348,494
ING Index Plus MidCap Portfolio - Class I			
Currently payable annuity contracts:	180,755.653	$ 14.12	$ 2,552,270
Contracts in accumulation period:			
ING Custom Choice 62	8,394.183	13.97	117,267
ING Custom Choice 65	7,028.541	13.20	92,777
ING MAP PLUS NP1	15,875.266	14.28	226,699
ING MAP PLUS NP8	63,324.697	13.94	882,746
ING MAP PLUS NP9	12,135.846	13.89	168,567
ING MAP PLUS NP10	23,837.762	13.84	329,915
ING MAP PLUS NP11	6,753.509	13.79	93,131
ING MAP PLUS NP12	15,070.873	13.75	207,224
ING MAP PLUS NP13	2,007.501	13.70	27,503
ING MAP PLUS NP14	22,350.406	13.65	305,083
ING MAP PLUS NP15	14,369.284	13.61	195,566
ING MAP PLUS NP16	550.880	13.56	7,470
ING MAP PLUS NP17	6,449.828	13.51	87,137
ING MAP PLUS NP18	2,983.558	13.47	40,189
ING MAP PLUS NP19	5,826.136	13.42	78,187
ING MAP PLUS NP21	4,001.959	13.33	53,346
ING MAP PLUS NP22	159.400	13.28	2,117
ING MAP PLUS NP23	2,010.924	13.23	26,605
ING MAP PLUS NP24	618.191	13.19	8,154
ING MAP PLUS NP25	1,661.444	13.14	21,831
ING MAP PLUS NP26	1,573.280	13.10	20,610
ING MAP PLUS NP27	91.732	13.05	1,197
ING MAP PLUS NP28	1,784.808	13.01	23,220
ING MAP PLUS NP29	5,965.663	12.96	77,315
ING MAP PLUS NP30	1,542.073	12.92	19,924
ING MAP PLUS NP32	722.790	12.83	9,273
ING MAP PLUS NP35	0.457	12.70	6
Qualified V	2,187.614	21.98	48,084
Qualified VI	2,749,008.262	22.43	61,660,255
Qualified VIII	446.886	22.41	10,015
Qualified X (1.15)	83,893.253	22.72	1,906,055
Qualified X (1.25)	230,314.913	22.43	5,165,963

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class I (continued)			
Qualified XII (0.00)	2,914.366	$ 26.88	$ 78,338
Qualified XII (0.05)	224,055.872	25.17	5,639,486
Qualified XII (0.10)	35.243	26.55	936
Qualified XII (0.20)	32,932.270	26.22	863,484
Qualified XII (0.25)	149,805.627	26.05	3,902,437
Qualified XII (0.30)	120,366.174	25.89	3,116,280
Qualified XII (0.35)	14,634.425	25.72	376,397
Qualified XII (0.40)	192,387.942	24.91	4,792,384
Qualified XII (0.50)	406,844.679	24.67	10,036,858
Qualified XII (0.55)	124,261.628	25.08	3,116,482
Qualified XII (0.60)	1,039,991.592	24.93	25,926,990
Qualified XII (0.65)	535,891.429	24.77	13,274,031
Qualified XII (0.70)	105,530.997	24.61	2,597,118
Qualified XII (0.75)	264,333.216	24.46	6,465,590
Qualified XII (0.80)	479,449.070	23.75	11,386,915
Qualified XII (0.85)	639,954.107	23.60	15,102,917
Qualified XII (0.90)	56,444.913	23.45	1,323,633
Qualified XII (0.95)	457,951.491	23.30	10,670,270
Qualified XII (1.00)	1,254,090.581	23.15	29,032,197
Qualified XII (1.05)	48,390.268	23.01	1,113,460
Qualified XII (1.10)	122,838.466	22.86	2,808,087
Qualified XII (1.15)	108,248.626	22.72	2,459,409
Qualified XII (1.20)	33,315.984	22.57	751,942
Qualified XII (1.25)	139,392.719	22.43	3,126,579
Qualified XII (1.30)	2,977.609	22.29	66,371
Qualified XII (1.35)	64.412	22.15	1,427
Qualified XII (1.40)	12,096.255	22.01	266,239
Qualified XII (1.45)	3,701.816	21.87	80,959
Qualified XII (1.50)	2,168.326	21.73	47,118
Qualified XIII	1,229.827	23.30	28,655
Qualified XV	14,614.367	23.30	340,515
Qualified XVI	71,978.633	21.73	1,564,096
Qualified XVII	1,249.847	22.43	28,034
Qualified XVIII	8,902.682	22.43	199,687
Qualified XXVI	4,011.814	23.61	94,719
Qualified XXVII	1,812,468.112	23.96	43,426,736
Qualified XXVIII	937,010.173	23.92	22,413,283
Qualified XXXII	10,496.015	13.98	146,734
Qualified XXXIII (0.65)	10,464.440	16.85	176,326
Qualified XXXIV	14,349.189	9.53	136,748
Qualified XXXVI	34,799.186	17.02	592,282
Qualified XXXVIII	108,329.569	9.70	1,050,797
Qualified XLIII	3,937.617	9.53	37,525
Qualified LIV	134,111.472	13.01	1,744,790
Qualified LVI	209,029.727	13.31	2,782,186
	13,425,750.345		$ 307,653,148

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus MidCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	51,069.746	$ 11.56	$ 590,366
ING Index Plus SmallCap Portfolio - Class I			
Currently payable annuity contracts:	110,859.599	$ 13.55	$ 1,502,148
Contracts in accumulation period:			
ING Custom Choice 62	7,037.419	13.26	93,316
ING Custom Choice 65	5,894.292	12.25	72,205
ING MAP PLUS NP1	24,379.542	13.53	329,855
ING MAP PLUS NP6	7,275.805	13.29	96,695
ING MAP PLUS NP8	7,420.545	13.20	97,951
ING MAP PLUS NP9	4,475.514	13.16	58,898
ING MAP PLUS NP10	13,190.878	13.11	172,932
ING MAP PLUS NP11	27,788.386	13.07	363,194
ING MAP PLUS NP12	13,769.934	13.02	179,285
ING MAP PLUS NP13	1,306.133	12.98	16,954
ING MAP PLUS NP14	1,121.910	12.93	14,506
ING MAP PLUS NP15	1,934.083	12.89	24,930
ING MAP PLUS NP17	410.124	12.80	5,250
ING MAP PLUS NP18	1,430.573	12.75	18,240
ING MAP PLUS NP19	3,985.025	12.71	50,650
ING MAP PLUS NP20	4,547.637	12.67	57,619
ING MAP PLUS NP21	1,897.353	12.62	23,945
ING MAP PLUS NP23	790.394	12.54	9,912
ING MAP PLUS NP26	2,886.944	12.41	35,827
ING MAP PLUS NP27	1,460.991	12.36	18,058
ING MAP PLUS NP28	2,418.679	12.32	29,798
ING MAP PLUS NP29	1,205.219	12.28	14,800
ING MAP PLUS NP30	568.037	12.24	6,953
ING MAP PLUS NP32	780.653	12.15	9,485
ING MAP PLUS NP35	0.323	12.03	4
Qualified V	2,361.710	15.64	36,937
Qualified VI	1,553,228.247	15.96	24,789,523
Qualified VIII	366.451	15.94	5,841
Qualified X (1.15)	37,242.884	16.16	601,845
Qualified X (1.25)	146,242.564	15.96	2,334,031
Qualified XII (0.00)	37.206	19.44	723
Qualified XII (0.05)	126,752.309	17.90	2,268,866
Qualified XII (0.10)	90.543	19.20	1,738
Qualified XII (0.20)	32,554.400	18.96	617,231
Qualified XII (0.25)	93,200.953	18.84	1,755,906
Qualified XII (0.30)	48,158.990	18.72	901,536
Qualified XII (0.35)	1,491.003	18.60	27,733
Qualified XII (0.40)	139,941.324	17.72	2,479,760
Qualified XII (0.50)	355,596.961	17.55	6,240,727
Qualified XII (0.55)	49,075.074	18.14	890,222
Qualified XII (0.60)	30,943.883	18.02	557,609

Division/Contract	Units	Unit Value	Extended Value
ING Index Plus SmallCap Portfolio - Class I (continued)			
Qualified XII (0.65)	236,424.484	$ 17.91	$ 4,234,363
Qualified XII (0.70)	62,317.403	17.80	1,109,250
Qualified XII (0.75)	126,031.780	17.69	2,229,502
Qualified XII (0.80)	427,588.809	16.90	7,226,251
Qualified XII (0.85)	390,762.024	16.79	6,560,894
Qualified XII (0.90)	50,008.725	16.68	834,146
Qualified XII (0.95)	261,623.387	16.58	4,337,716
Qualified XII (1.00)	850,071.727	16.47	14,000,681
Qualified XII (1.05)	19,039.684	16.37	311,680
Qualified XII (1.10)	72,708.835	16.26	1,182,246
Qualified XII (1.15)	58,584.894	16.16	946,732
Qualified XII (1.20)	18,243.400	16.06	292,989
Qualified XII (1.25)	83,008.854	15.96	1,324,821
Qualified XII (1.30)	827.639	15.86	13,126
Qualified XII (1.35)	19.593	15.76	309
Qualified XII (1.40)	8,400.077	15.66	131,545
Qualified XII (1.45)	1,768.167	15.56	27,513
Qualified XII (1.50)	28.014	15.46	433
Qualified XV	12,558.409	16.58	208,218
Qualified XVI	52,470.056	15.46	811,187
Qualified XVII	71.063	15.96	1,134
Qualified XVIII	9,712.518	15.96	155,012
Qualified XXVI	1,634.321	16.79	27,440
Qualified XXVII	1,110,384.111	17.01	18,887,634
Qualified XXVIII	487,355.845	16.98	8,275,302
Qualified XXXII	2,508.612	13.35	33,490
Qualified XXXIII (0.65)	11,416.143	16.46	187,910
Qualified XXXIV	2,807.560	9.34	26,223
Qualified XXXVI	16,596.209	16.62	275,829
Qualified XXXVIII	65,492.659	9.52	623,490
Qualified XLIII	4,371.221	9.35	40,871
Qualified LIV	26,938.276	12.07	325,145
Qualified LVI	117,577.453	12.36	1,453,257
	7,455,472.446		$ 122,909,977
ING Index Plus SmallCap Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	14,412.782	$ 10.67	$ 153,784
ING International Index Portfolio - Class I			
Currently payable annuity contracts:	44,058.314	$14.23 to $14.36	$ 632,186
Contracts in accumulation period:			
ING Custom Choice 62	345.127	7.96	2,747
ING Custom Choice 65	1,199.752	8.14	9,766
ING MAP PLUS NP1	1,713.296	8.17	13,998
ING MAP PLUS NP14	1,257.853	8.03	10,101
ING MAP PLUS NP15	1,958.562	8.02	15,708
ING MAP PLUS NP19	231.051	7.98	1,844
ING MAP PLUS NP22	98.142	7.95	780

Division/Contract	Units	Unit Value	Extended Value
ING International Index Portfolio - Class I (continued)			
ING MAP PLUS NP30	743.189	$ 7.87	$ 5,849
ING MAP PLUS NP32	2.048	7.85	16
Qualified VI	730,074.970	7.96	5,811,397
Qualified VIII	17.045	7.96	136
Qualified X (1.15)	28,825.505	13.62	392,603
Qualified X (1.25)	51,500.532	13.59	699,892
Qualified XII (0.00)	1,246.503	8.23	10,259
Qualified XII (0.05)	9,973.087	8.23	82,079
Qualified XII (0.10)	38.337	8.20	314
Qualified XII (0.20)	929.581	8.18	7,604
Qualified XII (0.25)	9,245.341	8.17	75,534
Qualified XII (0.30)	44,026.423	8.16	359,256
Qualified XII (0.35)	274.552	8.15	2,238
Qualified XII (0.40)	24,706.480	8.14	201,111
Qualified XII (0.50)	88,067.350	8.12	715,107
Qualified XII (0.55)	6,868.694	8.11	55,705
Qualified XII (0.60)	8,202.625	8.10	66,441
Qualified XII (0.65)	113,049.803	8.09	914,573
Qualified XII (0.70)	11,455.819	8.07	92,448
Qualified XII (0.75)	90,876.262	8.06	732,463
Qualified XII (0.80)	86,819.513	8.05	698,897
Qualified XII (0.85)	131,553.366	8.04	1,057,689
Qualified XII (0.90)	22,804.030	8.03	183,116
Qualified XII (0.95)	119,798.943	8.02	960,788
Qualified XII (1.00)	310,918.913	8.01	2,490,460
Qualified XII (1.05)	7,412.791	8.00	59,302
Qualified XII (1.10)	26,155.690	7.99	208,984
Qualified XII (1.15)	37,049.506	7.98	295,655
Qualified XII (1.20)	7,906.199	7.97	63,012
Qualified XII (1.25)	31,798.457	7.96	253,116
Qualified XII (1.35)	47.678	7.94	379
Qualified XII (1.40)	3,158.794	7.93	25,049
Qualified XII (1.45)	352.537	7.92	2,792
Qualified XII (1.50)	37.149	7.91	294
Qualified XV	7,744.515	8.02	62,111
Qualified XVI	15,756.558	7.91	124,634
Qualified XVII	276.472	7.96	2,201
Qualified XVIII	4,662.232	13.65	63,639
Qualified XXI	12,764.793	8.05	102,757
Qualified XXVI	48.403	8.04	389
Qualified XXVII	181,453.295	11.75	2,132,076
Qualified XXXII	713.412	13.59	9,695
Qualified XXXIV	151.686	8.08	1,226
Qualified XXXVI	3,278.387	8.11	26,588
Qualified XXXVIII	2,761.068	8.23	22,724
Qualified XLIII	275.356	8.08	2,225
Qualified LIV	11,864.683	8.05	95,511
Qualified LVI	35,874.995	8.17	293,099
	2,334,425.664		$ 20,150,563

Division/Contract	Units	Unit Value	Extended Value
ING International Index Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	931.700	$ 13.73	$ 12,792
ING Russell™ Large Cap Growth Index Portfolio - Class I			
Currently payable annuity contracts:	2,140.440	$ 14.26	$ 30,523
Contracts in accumulation period:			
ING Custom Choice 65	105.511	14.16	1,494
Qualified VI	63,418.202	13.96	885,318
Qualified X (1.15)	3,308.626	13.99	46,288
Qualified X (1.25)	7,426.064	13.96	103,668
Qualified XII (0.25)	3,486.085	14.20	49,502
Qualified XII (0.30)	63.055	14.19	895
Qualified XII (0.40)	903.932	14.16	12,800
Qualified XII (0.50)	5,942.240	14.14	84,023
Qualified XII (0.60)	66.287	14.12	936
Qualified XII (0.65)	3,631.348	14.10	51,202
Qualified XII (0.70)	3,182.980	14.09	44,848
Qualified XII (0.75)	3,092.956	14.08	43,549
Qualified XII (0.80)	4,495.782	14.07	63,256
Qualified XII (0.85)	17,174.041	14.06	241,467
Qualified XII (0.90)	5,425.890	14.05	76,234
Qualified XII (0.95)	22,866.946	14.03	320,823
Qualified XII (1.00)	31,563.686	14.02	442,523
Qualified XII (1.05)	407.141	14.01	5,704
Qualified XII (1.10)	8,149.239	14.00	114,089
Qualified XII (1.15)	96.299	13.99	1,347
Qualified XII (1.20)	2,959.039	13.98	41,367
Qualified XII (1.25)	7,137.809	13.96	99,644
Qualified XII (1.35)	31.866	13.94	444
Qualified XII (1.40)	650.851	13.93	9,066
Qualified XII (1.45)	66.636	13.92	928
Qualified XV	397.944	14.03	5,583
Qualified XVI	109.676	13.91	1,526
Qualified XVII	345.475	14.00	4,837
Qualified XXVI	74.683	14.08	1,052
Qualified XXVII	63,577.636	13.92	885,001
Qualified XXXII	533.037	13.96	7,441
Qualified XXXIV	94.832	14.05	1,332
Qualified XXXVIII	6,342.715	14.26	90,447
Qualified LIV	1,198.416	14.07	16,862
Qualified LVI	3,889.066	14.20	55,225
	274,356.431		$ 3,841,244

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
ING MAP PLUS NP8	5,991.946	$ 14.12	$ 84,606
ING MAP PLUS NP14	611.925	14.05	8,598
ING MAP PLUS NP15	498.536	14.04	6,999
ING MAP PLUS NP22	84.044	13.96	1,173
ING MAP PLUS NP23	139.643	13.95	1,948
ING MAP PLUS NP28	47.540	13.89	660
Qualified XII (0.00)	395.573	13.71	5,423
Qualified XII (0.50)	29,304.261	13.60	398,538
	37,073.468		$ 507,945
ING Russell™ Large Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	2,774.603	$ 8.97	$ 24,888
ING MAP PLUS NP1	6,616.614	9.26	61,270
ING MAP PLUS NP3	1,223.597	9.23	11,294
ING MAP PLUS NP5	0.016	9.21	-
ING MAP PLUS NP9	886.948	9.16	8,124
ING MAP PLUS NP10	837.247	9.15	7,661
ING MAP PLUS NP11	17,723.633	9.14	161,994
ING MAP PLUS NP12	5,868.374	9.12	53,520
ING MAP PLUS NP13	1,327.660	9.11	12,095
ING MAP PLUS NP14	9,592.230	9.10	87,289
ING MAP PLUS NP15	7,789.751	9.09	70,809
ING MAP PLUS NP17	2,535.000	9.07	22,992
ING MAP PLUS NP18	961.090	9.05	8,698
ING MAP PLUS NP19	3.458	9.04	31
ING MAP PLUS NP22	2,926.416	9.01	26,367
ING MAP PLUS NP23	4,699.079	8.99	42,245
ING MAP PLUS NP24	1,101.818	8.98	9,894
ING MAP PLUS NP25	8,410.494	8.97	75,442
ING MAP PLUS NP26	1,654.548	8.96	14,825
ING MAP PLUS NP28	897.753	8.94	8,026
ING MAP PLUS NP32	1.359	8.89	12
Qualified VI	340,576.065	8.97	3,054,967
Qualified XII (0.00)	625.117	9.27	5,795
Qualified XII (0.25)	3,413.341	9.21	31,437
Qualified XII (0.30)	4,857.180	9.20	44,686
Qualified XII (0.40)	11,245.174	9.17	103,118
Qualified XII (0.50)	169,976.009	9.15	1,555,280
Qualified XII (0.55)	4,539.551	9.14	41,492
Qualified XII (0.60)	3,978.765	9.13	36,326
Qualified XII (0.65)	25,899.355	9.11	235,943
Qualified XII (0.70)	2,986.922	9.10	27,181
Qualified XII (0.75)	21,744.134	9.09	197,654
Qualified XII (0.80)	3,004.546	9.08	27,281
Qualified XII (0.85)	55,121.725	9.07	499,954
Qualified XII (0.90)	4,272.604	9.05	38,667

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Index Portfolio - Class I **(continued)**			
Qualified XII (0.95)	84,469.624	$ 9.04	$ 763,605
Qualified XII (1.00)	176,943.390	9.03	1,597,799
Qualified XII (1.05)	865.780	9.02	7,809
Qualified XII (1.10)	12,433.794	9.01	112,028
Qualified XII (1.15)	9,491.254	8.99	85,326
Qualified XII (1.20)	4,943.827	8.98	44,396
Qualified XII (1.25)	23,176.470	8.97	207,893
Qualified XII (1.30)	1,025.200	8.96	9,186
Qualified XII (1.35)	49.173	8.95	440
Qualified XII (1.40)	3,117.371	8.93	27,838
Qualified XII (1.45)	309.806	8.92	2,763
Qualified XV	6,389.287	9.04	57,759
Qualified XVI	5,960.168	8.91	53,105
Qualified XXI	220,241.637	9.08	1,999,794
Qualified XXVI	171.741	9.06	1,556
Qualified XXXIV	603.903	9.10	5,496
Qualified XXXVIII	5,311.427	9.27	49,237
Qualified XLIII	824.668	9.11	7,513
Qualified LIV	5,049.442	9.08	45,849
Qualified LVI	3,288.970	9.21	30,291
	1,294,739.108		$ 11,716,940
ING Russell™ Large Cap Index Portfolio - Class S			
Currently payable annuity contracts:	682.604	$ 14.16	$ 9,666
Contracts in accumulation period:			
	682.604		$ 9,666
ING Russell™ Large Cap Value Index Portfolio - Class I			
Contracts in accumulation period:			
Qualified X (1.15)	3,857.383	$ 13.05	$ 50,339
Qualified X (1.25)	7,285.483	13.03	94,930
	11,142.866		$ 145,269
ING Russell™ Large Cap Value Index Portfolio - Class S			
Contracts in accumulation period:			
ING Custom Choice 65	208.736	$ 13.16	$ 2,747
ING MAP PLUS NP14	568.323	13.11	7,451
ING MAP PLUS NP23	3,932.301	13.01	51,159
Qualified VI	70,722.183	12.98	917,974
Qualified XII (0.00)	984.648	13.25	13,047
Qualified XII (0.30)	705.765	13.19	9,309
Qualified XII (0.40)	1,325.683	13.16	17,446
Qualified XII (0.50)	22,732.703	13.14	298,708
Qualified XII (0.55)	382.013	13.13	5,016
Qualified XII (0.60)	794.334	13.12	10,422
Qualified XII (0.65)	4,430.622	13.11	58,085
Qualified XII (0.70)	719.027	13.10	9,419
Qualified XII (0.75)	3,040.573	13.09	39,801
Qualified XII (0.80)	3,678.857	13.08	48,119
Qualified XII (0.85)	14,150.246	13.07	184,944

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Large Cap Value Index Portfolio - Class S (continued)			
Qualified XII (0.90)	552.185	$ 13.06	$ 7,212
Qualified XII (0.95)	7,740.053	13.05	101,008
Qualified XII (1.00)	20,721.012	13.03	269,995
Qualified XII (1.05)	1,881.457	13.02	24,497
Qualified XII (1.10)	5,247.989	13.01	68,276
Qualified XII (1.15)	2,965.231	13.00	38,548
Qualified XII (1.20)	160.488	12.99	2,085
Qualified XII (1.25)	3,886.425	12.98	50,446
Qualified XII (1.30)	5.546	12.97	72
Qualified XII (1.35)	33.590	12.96	435
Qualified XII (1.40)	512.207	12.95	6,633
Qualified XII (1.45)	21.199	12.94	274
Qualified XV	706.299	13.05	9,217
Qualified XVI	1,722.435	12.93	22,271
Qualified XXXIV	724.295	13.06	9,459
Qualified XXXVIII	750.937	13.25	9,950
Qualified XLIII	597.419	13.09	7,820
Qualified LIV	689.674	13.08	9,021
Qualified LVI	2,667.754	13.20	35,214
	179,962.209		$ 2,346,080
ING Russell™ Mid Cap Growth Index Portfolio - Class S			
Contracts in accumulation period:			
ING Custom Choice 62	13.434	$ 15.93	$ 214
ING Custom Choice 65	796.037	16.16	12,864
Qualified VI	98,806.711	15.93	1,573,991
Qualified XII (0.30)	1,076.553	16.18	17,419
Qualified XII (0.40)	5,078.381	16.16	82,067
Qualified XII (0.50)	50,450.955	16.13	813,774
Qualified XII (0.55)	2,266.566	16.12	36,537
Qualified XII (0.60)	2,401.332	16.10	38,661
Qualified XII (0.65)	9,412.676	16.09	151,450
Qualified XII (0.70)	6,058.165	16.08	97,415
Qualified XII (0.75)	4,865.380	16.06	78,138
Qualified XII (0.80)	1,847.933	16.05	29,659
Qualified XII (0.85)	11,020.563	16.04	176,770
Qualified XII (0.90)	2,064.819	16.02	33,078
Qualified XII (0.95)	17,516.479	16.01	280,439
Qualified XII (1.00)	39,442.200	16.00	631,075
Qualified XII (1.05)	277.426	15.98	4,433
Qualified XII (1.10)	2,560.036	15.97	40,884
Qualified XII (1.15)	8,605.771	15.96	137,348
Qualified XII (1.20)	3,093.487	15.94	49,310
Qualified XII (1.25)	7,188.893	15.93	114,519
Qualified XII (1.30)	59.797	15.92	952
Qualified XII (1.40)	1,053.553	15.89	16,741
Qualified XII (1.45)	51.657	15.88	820
Qualified XV	482.104	16.01	7,718

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Mid Cap Growth Index Portfolio - Class S (continued)			
Qualified XVI	736.247	$ 15.87	$ 11,684
Qualified XVII	3,238.408	15.97	51,717
Qualified XXXIV	419.573	16.02	6,722
Qualified XXXVIII	1,815.486	16.26	29,520
Qualified XLIII	25.681	16.06	412
Qualified LIV	1,177.317	16.05	18,896
Qualified LVI	6,605.695	16.20	107,012
	290,509.315		$ 4,652,239
ING Russell™ Mid Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	998.481	$ 10.12	$ 10,105
ING MAP PLUS NP1	2,775.922	10.40	28,870
ING MAP PLUS NP14	479.785	10.22	4,903
ING MAP PLUS NP15	1,161.444	10.21	11,858
ING MAP PLUS NP19	47.566	10.15	483
ING MAP PLUS NP22	144.084	10.11	1,457
ING MAP PLUS NP23	510.917	10.10	5,160
ING MAP PLUS NP26	924.976	10.06	9,305
ING MAP PLUS NP30	5,131.842	10.00	51,318
ING MAP PLUS NP32	76.160	9.98	760
Qualified VI	197,861.603	10.12	2,002,359
Qualified XII (0.30)	105.506	10.38	1,095
Qualified XII (0.40)	4,356.395	10.35	45,089
Qualified XII (0.50)	5,756.776	10.32	59,410
Qualified XII (0.55)	1,684.264	10.31	17,365
Qualified XII (0.60)	3,758.483	10.30	38,712
Qualified XII (0.65)	1,510.726	10.28	15,530
Qualified XII (0.70)	1,287.132	10.27	13,219
Qualified XII (0.75)	17,921.314	10.26	183,873
Qualified XII (0.80)	22,211.854	10.24	227,449
Qualified XII (0.85)	89,065.325	10.23	911,138
Qualified XII (0.90)	227.148	10.22	2,321
Qualified XII (0.95)	24,888.386	10.20	253,862
Qualified XII (1.00)	112,404.043	10.19	1,145,397
Qualified XII (1.05)	35.671	10.18	363
Qualified XII (1.10)	884.806	10.16	8,990
Qualified XII (1.15)	3,038.642	10.15	30,842
Qualified XII (1.20)	1,224.093	10.13	12,400
Qualified XII (1.25)	5,589.100	10.12	56,562
Qualified XII (1.40)	182.197	10.08	1,837
Qualified XII (1.45)	3.562	10.07	36
Qualified XV	490.968	10.20	5,008
Qualified XVI	715.220	10.05	7,188
Qualified XXI	126,203.696	10.24	1,292,326
Qualified XLIII	526.221	10.28	5,410
Qualified LIV	2,747.292	10.24	28,132
Qualified LVI	1,214.183	10.39	12,615
	638,145.783		$ 6,502,747

Division/Contract	Units	Unit Value	Extended Value
ING Russell™ Small Cap Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	597.595	$ 10.85	$ 6,484
ING Custom Choice 65	559.920	11.09	6,210
ING MAP PLUS NP1	1,259.474	11.14	14,031
ING MAP PLUS NP3	1,104.118	11.11	12,267
ING MAP PLUS NP9	281.665	11.02	3,104
ING MAP PLUS NP14	539.134	10.95	5,904
ING MAP PLUS NP15	2,061.937	10.94	22,558
ING MAP PLUS NP16	1,594.018	10.92	17,407
ING MAP PLUS NP17	4,780.102	10.91	52,151
ING MAP PLUS NP22	55.724	10.83	603
ING MAP PLUS NP23	661.747	10.82	7,160
ING MAP PLUS NP26	1,566.056	10.78	16,882
ING MAP PLUS NP30	99.582	10.72	1,068
ING MAP PLUS NP32	18.047	10.69	193
Qualified VI	173,789.088	10.85	1,885,612
Qualified XII (0.30)	3,165.816	11.12	35,204
Qualified XII (0.40)	6,168.610	11.09	68,410
Qualified XII (0.50)	6,555.775	11.06	72,507
Qualified XII (0.55)	2,555.219	11.05	28,235
Qualified XII (0.60)	1,680.656	11.03	18,538
Qualified XII (0.65)	18,071.693	11.02	199,150
Qualified XII (0.70)	6,568.074	11.00	72,249
Qualified XII (0.75)	5,896.337	10.99	64,801
Qualified XII (0.80)	19,783.420	10.98	217,222
Qualified XII (0.85)	87,502.422	10.96	959,027
Qualified XII (0.90)	1,506.258	10.95	16,494
Qualified XII (0.95)	10,983.033	10.93	120,045
Qualified XII (1.00)	97,614.163	10.92	1,065,947
Qualified XII (1.05)	366.533	10.90	3,995
Qualified XII (1.10)	2,520.252	10.89	27,446
Qualified XII (1.15)	529.338	10.87	5,754
Qualified XII (1.20)	1,828.311	10.86	19,855
Qualified XII (1.25)	7,892.629	10.85	85,635
Qualified XII (1.40)	377.079	10.80	4,072
Qualified XII (1.45)	331.310	10.79	3,575
Qualified XVI	246.347	10.77	2,653
Qualified XXI	790.518	10.98	8,680
Qualified XXXVIII	837.569	11.21	9,389
Qualified XLIII	484.837	11.01	5,338
Qualified LIV	5,378.783	10.98	59,059
Qualified LVI	3,312.501	11.14	36,901
	481,915.690		$ 5,261,815

Division/Contract	Units	Unit Value	Extended Value
ING Small Company Portfolio - Class I			
Currently payable annuity contracts:	91,911.518	$15 to $30.69	$ 1,685,998
Contracts in accumulation period:			
ING Custom Choice 62	3,074.403	16.39	50,389
ING Custom Choice 65	9,745.564	15.77	153,688
ING MAP PLUS NP6	2,166.083	16.33	35,372
ING MAP PLUS NP9	2,256.939	16.16	36,472
ING MAP PLUS NP11	5,754.683	16.05	92,363
ING MAP PLUS NP12	3,449.412	15.99	55,156
ING MAP PLUS NP14	1,097.827	15.88	17,434
ING MAP PLUS NP15	3,312.567	15.83	52,438
ING MAP PLUS NP16	105.801	15.77	1,668
ING MAP PLUS NP17	1,931.295	15.72	30,360
ING MAP PLUS NP18	12,200.842	15.66	191,065
ING MAP PLUS NP19	3,706.811	15.61	57,863
ING MAP PLUS NP22	2,303.430	15.45	35,588
ING MAP PLUS NP23	65.794	15.40	1,013
ING MAP PLUS NP24	4.576	15.34	70
ING MAP PLUS NP25	3,899.213	15.29	59,619
ING MAP PLUS NP26	1,882.226	15.24	28,685
ING MAP PLUS NP27	445.809	15.18	6,767
ING MAP PLUS NP28	873.780	15.13	13,220
ING MAP PLUS NP29	3,257.714	15.08	49,126
ING MAP PLUS NP30	240.852	15.03	3,620
Qualified V	224.994	30.03	6,757
Qualified VI	1,135,531.552	30.69	34,849,463
Qualified VIII	358.818	30.66	11,001
Qualified X (1.15)	78,419.569	31.12	2,440,417
Qualified X (1.25)	93,254.760	30.69	2,861,989
Qualified XII (0.05)	45,205.409	34.54	1,561,395
Qualified XII (0.20)	19,003.470	23.47	446,011
Qualified XII (0.25)	88,279.174	23.32	2,058,670
Qualified XII (0.30)	97,110.134	23.17	2,250,042
Qualified XII (0.35)	2,112.244	23.03	48,645
Qualified XII (0.40)	46,900.615	34.19	1,603,532
Qualified XII (0.45)	454.223	22.74	10,329
Qualified XII (0.50)	136,325.267	22.94	3,127,302
Qualified XII (0.55)	56,392.313	22.46	1,266,571
Qualified XII (0.60)	82,370.078	22.31	1,837,676
Qualified XII (0.65)	126,681.021	22.17	2,808,518
Qualified XII (0.70)	89,391.138	22.03	1,969,287
Qualified XII (0.75)	187,959.463	21.90	4,116,312
Qualified XII (0.80)	415,573.958	23.20	9,641,316
Qualified XII (0.85)	208,725.784	32.43	6,768,977
Qualified XII (0.90)	22,782.184	22.34	508,954
Qualified XII (0.95)	145,176.623	31.98	4,642,748
Qualified XII (1.00)	569,735.401	31.76	18,094,796
Qualified XII (1.05)	24,030.784	31.55	758,171

Division/Contract	Units	Unit Value	Extended Value
ING Small Company Portfolio - Class I (continued)			
Qualified XII (1.10)	34,081.484	$ 31.33	$ 1,067,773
Qualified XII (1.15)	44,898.249	31.12	1,397,234
Qualified XII (1.20)	10,137.019	30.90	313,234
Qualified XII (1.25)	28,456.799	30.69	873,339
Qualified XII (1.30)	2,257.953	30.48	68,822
Qualified XII (1.40)	4,764.741	30.07	143,276
Qualified XII (1.45)	472.098	29.86	14,097
Qualified XII (1.50)	2,327.348	29.66	69,029
Qualified XIII	1.616	31.98	52
Qualified XV	8,936.396	31.98	285,786
Qualified XVI	34,663.830	29.66	1,028,129
Qualified XVII	2,753.383	30.69	84,501
Qualified XVIII	4,653.981	32.19	149,812
Qualified XXVI	1,173.165	32.30	37,893
Qualified XXVII	764,341.314	15.49	11,839,647
Qualified XXVIII	168,968.022	16.51	2,789,662
Qualified XXXII	4,142.160	15.95	66,067
Qualified XXXIV	2,497.052	10.30	25,720
Qualified XXXVI	19,020.744	17.99	342,183
Qualified XXXVIII	46,092.966	10.49	483,515
Qualified XLIII	1,077.519	10.30	11,098
Qualified LIV	66,641.793	15.55	1,036,280
Qualified LVI	74,554.542	15.91	1,186,163
	5,152,600.289		$ 129,660,165
ING Small Company Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	11,186.806	$ 13.34	$ 149,232
ING U.S. Bond Index Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	3,194.672	$ 11.16	$ 35,653
ING Custom Choice 65	19.426	11.42	222
ING MAP PLUS NP14	542.488	11.28	6,119
ING MAP PLUS NP15	4,904.072	11.27	55,269
ING MAP PLUS NP22	349.552	11.16	3,901
ING MAP PLUS NP26	740.138	11.10	8,216
ING MAP PLUS NP27	3,374.808	11.09	37,427
Qualified VI	156,460.943	11.16	1,746,104
Qualified XII (0.30)	9,819.785	11.45	112,437
Qualified XII (0.40)	7,306.315	11.42	83,438
Qualified XII (0.50)	8,068.089	11.39	91,896
Qualified XII (0.55)	21,361.058	11.37	242,875
Qualified XII (0.60)	2,464.546	11.36	27,997
Qualified XII (0.65)	3,487.974	11.34	39,554
Qualified XII (0.70)	9,821.883	11.33	111,282
Qualified XII (0.75)	7,469.631	11.31	84,482
Qualified XII (0.80)	77,140.371	11.30	871,686

Division/Contract	Units	Unit Value	Extended Value
ING U.S. Bond Index Portfolio - Class I (continued)			
Qualified XII (0.85)	13,893.478	$ 11.28	$ 156,718
Qualified XII (0.90)	6,520.508	11.27	73,486
Qualified XII (0.95)	16,755.140	11.25	188,495
Qualified XII (1.00)	69,523.230	11.24	781,441
Qualified XII (1.05)	6,745.223	11.22	75,681
Qualified XII (1.10)	4,472.582	11.21	50,138
Qualified XII (1.15)	10,490.275	11.19	117,386
Qualified XII (1.20)	895.932	11.18	10,017
Qualified XII (1.25)	11,089.557	11.16	123,759
Qualified XII (1.40)	4,237.595	11.12	47,122
Qualified XII (1.45)	3.729	11.11	41
Qualified XII (1.50)	110.866	11.09	1,230
Qualified XVI	1,874.446	11.09	20,788
Qualified XVII	380.645	11.16	4,248
Qualified XXI	8,967.349	11.30	101,331
Qualified XXVI	26.659	11.28	301
Qualified XXXIV	117.906	11.33	1,336
Qualified XXXVIII	538.654	11.54	6,216
Qualified XLIII	408.527	11.34	4,633
Qualified LIV	2,833.986	11.30	32,024
Qualified LVI	742.362	11.46	8,507
	477,154.400		$ 5,363,456
ING International Value Portfolio - Class I			
Currently payable annuity contracts:	182,898.904	$ 13.79	$ 2,522,176
Contracts in accumulation period:			
ING Custom Choice 62	624.482	13.24	8,268
ING Custom Choice 65	2,979.256	12.31	36,675
ING MAP PLUS NP3	220.746	13.84	3,055
ING MAP PLUS NP10	1,364.937	13.51	18,440
ING MAP PLUS NP11	7,325.785	13.47	98,678
ING MAP PLUS NP12	809.813	13.42	10,868
ING MAP PLUS NP13	800.517	13.37	10,703
ING MAP PLUS NP15	6,467.639	13.28	85,890
ING MAP PLUS NP20	4,805.920	13.05	62,717
ING MAP PLUS NP23	1,047.934	12.92	13,539
ING MAP PLUS NP25	772.438	12.83	9,910
ING MAP PLUS NP26	470.714	12.79	6,020
ING MAP PLUS NP27	1,769.925	12.74	22,549
ING MAP PLUS NP28	804.905	12.70	10,222
ING MAP PLUS NP32	242.727	12.52	3,039
ING MAP PLUS NP35	0.421	12.39	5
Qualified V	215.478	13.00	2,801
Qualified VI	732,522.492	13.20	9,669,297
Qualified X (1.15)	58,376.476	13.32	777,575
Qualified X (1.25)	159,945.341	13.20	2,111,278
Qualified XII (0.00)	124.578	14.85	1,850
Qualified XII (0.10)	45.199	14.71	665
Qualified XII (0.20)	156,340.356	14.58	2,279,442

Division/Contract	Units	Unit Value	Extended Value
ING International Value Portfolio - Class I (continued)			
Qualified XII (0.25)	31,782.667	$ 14.51	$ 461,166
Qualified XII (0.30)	97,634.429	14.44	1,409,841
Qualified XII (0.40)	137,069.663	14.30	1,960,096
Qualified XII (0.50)	150,702.176	14.17	2,135,450
Qualified XII (0.55)	27,798.989	14.10	391,966
Qualified XII (0.60)	2,290,106.250	14.03	32,130,191
Qualified XII (0.65)	56,691.866	13.97	791,985
Qualified XII (0.70)	29,244.129	13.90	406,493
Qualified XII (0.75)	81,606.793	13.84	1,129,438
Qualified XII (0.80)	147,300.820	13.77	2,028,332
Qualified XII (0.85)	93,909.862	13.71	1,287,504
Qualified XII (0.90)	8,004.495	13.64	109,181
Qualified XII (0.95)	95,677.250	13.58	1,299,297
Qualified XII (1.00)	508,604.742	13.51	6,871,250
Qualified XII (1.05)	9,063.990	13.45	121,911
Qualified XII (1.10)	22,912.297	13.39	306,796
Qualified XII (1.15)	55,009.914	13.32	732,732
Qualified XII (1.20)	9,118.404	13.26	120,910
Qualified XII (1.25)	37,640.936	13.20	496,860
Qualified XII (1.30)	3,177.441	13.14	41,752
Qualified XII (1.35)	64.236	13.07	840
Qualified XII (1.40)	3,792.164	13.01	49,336
Qualified XII (1.45)	823.795	12.95	10,668
Qualified XII (1.50)	806.563	12.89	10,397
Qualified XIII	1,161.522	13.58	15,773
Qualified XV	3,661.050	13.58	49,717
Qualified XVI	24,040.857	12.89	309,887
Qualified XVII	650.683	13.20	8,589
Qualified XVIII	6,729.687	13.20	88,832
Qualified XXI	36,876.051	13.77	507,783
Qualified XXVI	1,516.017	13.75	20,845
Qualified XXVIII	689,468.311	15.07	10,390,287
Qualified XXXII	1,597.530	13.53	21,615
Qualified XXXIII (0.65)	35,172.335	13.89	488,544
Qualified XXXIV	2,669.887	7.28	19,437
Qualified XXXVIII	14,469.031	7.41	107,216
Qualified XLIII	43.282	7.28	315
Qualified LIV	3,515.340	12.14	42,676
Qualified LVI	19,038.742	12.42	236,461
	6,060,131.179		$ 84,378,031
ING International Value Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	23,705.573	$ 11.09	$ 262,895

Division/Contract	Units	Unit Value	Extended Value
ING MidCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	967.029	$ 18.23	$ 17,629
ING Custom Choice 65	1,753.295	17.86	31,314
Qualified VI	486,919.502	16.41	7,990,349
Qualified X (1.15)	9,950.280	16.56	164,777
Qualified X (1.25)	43,946.584	16.41	721,163
Qualified XII (0.00)	31,947.517	18.47	590,071
Qualified XII (0.25)	14,879.516	18.04	268,426
Qualified XII (0.30)	30,161.229	17.95	541,394
Qualified XII (0.40)	15,716.029	17.78	279,431
Qualified XII (0.50)	13,626.815	17.61	239,968
Qualified XII (0.55)	20,037.223	17.53	351,253
Qualified XII (0.60)	15,845.015	17.45	276,496
Qualified XII (0.65)	41,175.768	17.37	715,223
Qualified XII (0.70)	5,907.217	17.28	102,077
Qualified XII (0.75)	69,771.137	17.20	1,200,064
Qualified XII (0.80)	103,333.447	17.12	1,769,069
Qualified XII (0.85)	64,502.516	17.04	1,099,123
Qualified XII (0.90)	23,982.500	16.96	406,743
Qualified XII (0.95)	89,863.566	16.88	1,516,897
Qualified XII (1.00)	198,548.940	16.80	3,335,622
Qualified XII (1.05)	1,739.583	16.72	29,086
Qualified XII (1.10)	27,018.866	16.64	449,594
Qualified XII (1.15)	6,689.271	16.56	110,774
Qualified XII (1.20)	1,552.015	16.49	25,593
Qualified XII (1.25)	16,151.044	16.41	265,039
Qualified XII (1.30)	478.559	16.33	7,815
Qualified XII (1.35)	13.424	16.25	218
Qualified XII (1.40)	1,671.988	16.18	27,053
Qualified XII (1.45)	291.744	16.10	4,697
Qualified XII (1.50)	22.114	16.02	354
Qualified XIII	353.640	16.88	5,969
Qualified XV	270.015	16.88	4,558
Qualified XVI	9,145.217	16.02	146,506
Qualified XVIII	10,685.695	16.41	175,352
Qualified XXVI	1,214.064	17.09	20,748
Qualified XXXII	1,629.172	18.01	29,341
Qualified XXXIV	626.133	11.54	7,226
Qualified XXXVIII	26,749.586	11.75	314,308
Qualified XLIII	117.514	11.54	1,356
Qualified LIV	8,034.207	17.60	141,402
Qualified LVI	12,597.634	18.01	226,883
	1,409,886.610		$ 23,610,961

Division/Contract	Units	Unit Value	Extended Value
ING MidCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
ING MAP PLUS NP4	2,043.591	$ 12.35	$ 25,238
ING MAP PLUS NP6	192.934	12.34	2,381
ING MAP PLUS NP8	34,304.284	12.34	423,315
ING MAP PLUS NP9	8,219.729	12.33	101,349
ING MAP PLUS NP10	2,897.265	12.33	35,723
ING MAP PLUS NP11	16,102.380	12.32	198,381
ING MAP PLUS NP13	2,506.206	12.32	30,876
ING MAP PLUS NP14	31,985.413	12.31	393,740
ING MAP PLUS NP15	18,510.846	12.31	227,869
ING MAP PLUS NP17	13,900.680	12.30	170,978
ING MAP PLUS NP19	8,307.204	12.29	102,096
ING MAP PLUS NP20	18,241.895	12.29	224,193
ING MAP PLUS NP21	11,266.197	12.28	138,349
ING MAP PLUS NP22	1,042.444	12.28	12,801
ING MAP PLUS NP23	818.477	12.28	10,051
ING MAP PLUS NP25	520.594	12.27	6,388
ING MAP PLUS NP26	1,820.725	12.26	22,322
ING MAP PLUS NP27	412.457	12.26	5,057
ING MAP PLUS NP28	217.337	12.26	2,665
ING MAP PLUS NP29	2,795.946	12.25	34,250
ING MAP PLUS NP32	167.287	12.24	2,048
ING MAP PLUS NP36	36.688	12.22	448
Qualified XXXV	21,734.065	15.81	343,616
	198,044.644		$ 2,514,134
ING SmallCap Opportunities Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	3,055.652	$ 16.75	$ 51,182
ING Custom Choice 65	2,945.353	16.56	48,775
ING MAP PLUS NP3	370.237	17.09	6,327
ING MAP PLUS NP11	380.943	16.98	6,468
Qualified V	67.869	10.42	707
Qualified VI	426,249.754	10.57	4,505,460
Qualified X (1.15)	13,140.236	10.67	140,206
Qualified X (1.25)	42,299.027	10.57	447,101
Qualified XII (0.20)	56.099	11.68	655
Qualified XII (0.25)	35,168.737	11.62	408,661
Qualified XII (0.30)	326,577.023	11.57	3,778,496
Qualified XII (0.40)	6,371.852	11.46	73,021
Qualified XII (0.50)	29,842.338	11.35	338,711
Qualified XII (0.55)	22,231.728	11.30	251,219
Qualified XII (0.60)	24,028.342	11.24	270,079
Qualified XII (0.65)	216,613.143	11.19	2,423,901
Qualified XII (0.70)	10,359.143	11.14	115,401
Qualified XII (0.75)	19,422.052	11.09	215,391
Qualified XII (0.80)	103,262.675	11.03	1,138,987
Qualified XII (0.85)	63,956.369	10.98	702,241
Qualified XII (0.90)	6,339.764	10.93	69,294

Division/Contract	Units	Unit Value	Extended Value
ING SmallCap Opportunities Portfolio - Class I			
(continued)			
Qualified XII (0.95)	63,399.854	$ 10.88	$ 689,790
Qualified XII (1.00)	373,908.456	10.83	4,049,429
Qualified XII (1.05)	2,661.446	10.78	28,690
Qualified XII (1.10)	15,111.762	10.73	162,149
Qualified XII (1.15)	10,165.879	10.67	108,470
Qualified XII (1.20)	1,054.237	10.62	11,196
Qualified XII (1.25)	17,754.987	10.57	187,670
Qualified XII (1.30)	1,276.692	10.52	13,431
Qualified XII (1.40)	3,000.321	10.43	31,293
Qualified XII (1.45)	479.492	10.38	4,977
Qualified XV	402.807	10.88	4,383
Qualified XVI	4,742.315	10.33	48,988
Qualified XXVI	665.457	11.01	7,327
Qualified XXXII	475.871	15.68	7,462
Qualified XXXIV	83.564	10.80	902
Qualified XXXVIII	11,109.298	11.00	122,202
Qualified XLIII	317.260	10.81	3,430
Qualified LIV	10,430.024	16.33	170,322
Qualified LVI	3,362.306	16.71	56,184
	1,873,140.364		$ 20,700,578
ING SmallCap Opportunities Portfolio - Class S			
Contracts in accumulation period:			
Qualified XXXV	15,136.213	$ 14.06	$ 212,815
Invesco Mid Cap Core Equity Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP4	2,905.213	$ 15.22	$ 44,217
ING MAP PLUS NP9	116.346	14.96	1,741
ING MAP PLUS NP11	15,256.032	14.86	226,705
ING MAP PLUS NP14	4,035.501	14.71	59,362
ING MAP PLUS NP15	1,784.227	14.65	26,139
ING MAP PLUS NP17	5,277.645	14.55	76,790
ING MAP PLUS NP18	6,354.831	14.50	92,145
ING MAP PLUS NP22	139.600	14.30	1,996
ING MAP PLUS NP23	2,284.245	14.26	32,573
ING MAP PLUS NP26	179.451	14.11	2,532
ING MAP PLUS NP28	4.385	14.01	61
ING MAP PLUS NP30	13.884	13.91	193
ING MAP PLUS NP32	11.507	13.82	159
Qualified VI	57,907.145	13.63	789,274
Qualified XII (0.00)	45,029.086	13.91	626,355
Qualified XII (0.30)	666.257	13.84	9,221
Qualified XII (0.40)	5,446.574	13.82	75,272
Qualified XII (0.50)	235.727	13.80	3,253
Qualified XII (0.55)	47.545	13.79	656
Qualified XII (0.60)	1,004.641	13.77	13,834
Qualified XII (0.65)	119.376	13.76	1,643

Division/Contract	Units	Unit Value	Extended Value
Invesco Mid Cap Core Equity Fund - Class A (continued)			
Qualified XII (0.70)	1,818.568	$ 13.75	$ 25,005
Qualified XII (0.75)	1,250.285	13.74	17,179
Qualified XII (0.80)	1,805.452	13.73	24,789
Qualified XII (0.85)	11,935.988	13.72	163,762
Qualified XII (0.90)	2,333.065	13.71	31,986
Qualified XII (0.95)	11,631.780	13.70	159,355
Qualified XII (1.00)	31,604.738	16.69	527,483
Qualified XII (1.05)	34.685	13.67	474
Qualified XII (1.10)	466.952	13.66	6,379
Qualified XII (1.15)	2,007.931	13.65	27,408
Qualified XII (1.20)	910.078	13.64	12,413
Qualified XII (1.25)	2,441.841	13.63	33,282
Qualified XII (1.45)	394.247	13.58	5,354
Qualified XII (1.50)	171.671	13.57	2,330
Qualified XVI	618.267	13.57	8,390
Qualified XXVII	139,645.290	13.87	1,936,880
Qualified LIV	1,693.521	13.73	23,252
Qualified LVI	1,783.818	13.85	24,706
	361,367.395		$ 5,114,548
Invesco Small Cap Growth Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	2,882.472	$ 14.48	$ 41,738
Invesco Global Health Care Fund - Investor Class			
Contracts in accumulation period:			
ING MAP PLUS NP9	834.338	$ 33.40	$ 27,867
ING MAP PLUS NP11	679.163	33.22	22,562
ING MAP PLUS NP14	6.141	32.95	202
ING MAP PLUS NP17	363.300	32.68	11,873
ING MAP PLUS NP19	46.633	32.50	1,516
ING MAP PLUS NP21	2,249.054	32.32	72,689
ING MAP PLUS NP26	1,363.907	31.88	43,481
ING MAP PLUS NP29	84.931	31.62	2,686
	5,627.467		$ 182,876
Invesco U.S. Small Cap Value Fund - Class Y			
Contracts in accumulation period:			
Qualified XLII	463,451.048	$ 12.59	$ 5,834,849
Invesco Van Kampen Small Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP3	185.055	$ 16.68	$ 3,087
ING MAP PLUS NP11	4,432.911	16.57	73,453
ING MAP PLUS NP13	310.394	16.55	5,137
ING MAP PLUS NP17	1,711.493	16.49	28,223
ING MAP PLUS NP26	422.695	16.37	6,920
ING MAP PLUS NP32	183.516	16.29	2,989
	7,246.064		$ 119,809

Division/Contract	Units	Unit Value	Extended Value
Invesco V.I. Capital Appreciation Fund - Series I Shares			
Currently payable annuity contracts:	6,471.960	$5.44 to $11.1	$ 36,673
Contracts in accumulation period:			
Qualified VI	878,537.925	8.92	7,836,558
Qualified VIII	1,888.320	8.91	16,825
Qualified X (1.15)	41,795.541	9.02	376,996
Qualified X (1.25)	67,966.304	8.92	606,259
Qualified XII (0.05)	3,474.610	9.95	34,572
Qualified XII (0.20)	2,004.847	10.08	20,209
Qualified XII (0.25)	9,173.295	10.02	91,916
Qualified XII (0.30)	24,437.608	9.97	243,643
Qualified XII (0.40)	16,595.330	9.85	163,464
Qualified XII (0.50)	26,789.011	9.74	260,925
Qualified XII (0.55)	27,874.259	9.68	269,823
Qualified XII (0.60)	11,110.884	9.62	106,887
Qualified XII (0.65)	131,960.460	9.57	1,262,862
Qualified XII (0.70)	33,581.305	9.51	319,358
Qualified XII (0.75)	38,890.126	9.46	367,901
Qualified XII (0.80)	79,761.184	9.40	749,755
Qualified XII (0.85)	203,996.194	9.35	1,907,364
Qualified XII (0.90)	9,375.293	9.29	87,096
Qualified XII (0.95)	158,568.251	9.24	1,465,171
Qualified XII (1.00)	172,736.598	9.18	1,585,722
Qualified XII (1.05)	29,121.862	9.13	265,883
Qualified XII (1.10)	56,122.039	9.08	509,588
Qualified XII (1.15)	20,189.086	9.02	182,106
Qualified XII (1.20)	28,198.754	8.97	252,943
Qualified XII (1.25)	39,530.564	8.92	352,613
Qualified XII (1.30)	266.980	8.87	2,368
Qualified XII (1.35)	1,290.000	8.81	11,365
Qualified XII (1.40)	15,152.519	8.76	132,736
Qualified XII (1.45)	4,261.982	8.71	37,122
Qualified XII (1.50)	1,384.536	8.66	11,990
Qualified XV	10,717.726	9.21	98,710
Qualified XVI	32,548.002	8.66	281,866
Qualified XVIII	333.732	8.92	2,977
Qualified XXVI	5,527.056	9.24	51,070
Qualified XXVII	323,134.578	5.66	1,828,942
Qualified XXXII	284.267	10.44	2,968
Qualified XXXIV	10,894.334	7.69	83,777
Qualified XXXVI	1,063.688	10.58	11,254
Qualified XXXVIII	7,246.051	7.83	56,737
Qualified XLIII	1,108.743	7.69	8,526
Qualified LIV	6,451.333	10.79	69,610
Qualified LVI	26,914.546	11.03	296,867
	2,568,731.683		$ 22,361,997

Division/Contract	Units	Unit Value	Extended Value
Invesco V.I. Core Equity Fund - Series I Shares			
Currently payable annuity contracts:	45,613.260	$12.42 to $13.82	$ 626,192
Contracts in accumulation period:			
ING Custom Choice 65	7,401.684	13.24	97,998
Qualified VI	1,254,149.431	10.05	12,604,202
Qualified X (1.15)	46,783.462	10.17	475,788
Qualified X (1.25)	61,888.945	10.05	621,984
Qualified XII (0.05)	14,066.386	11.22	157,825
Qualified XII (0.20)	4,670.821	11.37	53,107
Qualified XII (0.25)	8,436.623	11.30	95,334
Qualified XII (0.30)	38,020.054	11.23	426,965
Qualified XII (0.35)	999.831	11.17	11,168
Qualified XII (0.40)	18,662.808	11.10	207,157
Qualified XII (0.50)	33,378.347	10.97	366,160
Qualified XII (0.55)	51,813.404	10.91	565,284
Qualified XII (0.60)	23,181.394	10.85	251,518
Qualified XII (0.65)	113,683.903	10.78	1,225,512
Qualified XII (0.70)	35,048.132	10.72	375,716
Qualified XII (0.75)	58,780.766	10.66	626,603
Qualified XII (0.80)	132,309.498	10.60	1,402,481
Qualified XII (0.85)	209,384.345	10.53	2,204,817
Qualified XII (0.90)	12,998.202	10.47	136,091
Qualified XII (0.95)	192,818.712	10.41	2,007,243
Qualified XII (1.00)	437,015.594	10.35	4,523,111
Qualified XII (1.05)	59,066.493	10.29	607,794
Qualified XII (1.10)	76,128.204	10.23	778,792
Qualified XII (1.15)	30,365.214	10.17	308,814
Qualified XII (1.20)	31,272.920	10.11	316,169
Qualified XII (1.25)	55,094.982	10.05	553,705
Qualified XII (1.30)	3,477.941	9.99	34,745
Qualified XII (1.35)	4,182.312	9.94	41,572
Qualified XII (1.40)	13,392.104	9.88	132,314
Qualified XII (1.45)	2,609.073	9.82	25,621
Qualified XII (1.50)	2,109.239	9.76	20,586
Qualified XV	6,993.684	10.39	72,664
Qualified XVI	34,207.316	9.76	333,863
Qualified XVII	2,071.495	10.06	20,839
Qualified XVIII	3,039.173	10.06	30,574
Qualified XXVI	4,853.439	10.42	50,573
Qualified XXVII	590,491.969	8.17	4,824,319
Qualified XXXII	471.203	13.51	6,366
Qualified XXXIII (0.65)	7,328.287	13.99	102,523
Qualified XXXIV	12,119.092	9.49	115,010
Qualified XXXVI	1,213.256	14.12	17,131
Qualified XXXVIII	26,418.827	9.66	255,206
Qualified XLIII	205.896	9.49	1,954
Qualified LIV	4,343.296	13.04	56,637
Qualified LVI	47,829.211	13.33	637,563
	3,820,390.228		$ 38,407,590

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Balanced Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	5,314.419	$ 35.55	$ 188,928
Qualified XII (0.50)	195.770	24.26	4,749
Qualified XII (0.55)	4.744	22.93	109
Qualified XII (0.65)	540.241	22.65	12,236
Qualified XII (0.70)	1.315	22.50	30
Qualified XII (0.85)	13.279	33.56	446
Qualified XII (0.90)	354.492	23.26	8,245
Qualified XII (0.95)	151.079	33.07	4,996
Qualified XII (1.00)	193.693	32.83	6,359
Qualified XII (1.15)	49.904	32.12	1,603
Qualified XII (1.20)	34.569	31.88	1,102
Qualified XII (1.40)	0.074	30.96	2
Qualified XVII	367.009	35.55	13,047
	7,220.588		$ 241,852
Janus Aspen Series Enterprise Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	9,639.026	$ 31.51	$ 303,726
Qualified XII (0.45)	0.050	20.08	1
Qualified XII (0.50)	204.409	20.64	4,219
Qualified XII (0.55)	6.020	19.83	119
Qualified XII (0.65)	96.937	19.58	1,898
Qualified XII (0.70)	818.134	19.46	15,921
Qualified XII (0.80)	262.049	20.72	5,430
Qualified XII (0.85)	438.403	22.33	9,790
Qualified XII (0.90)	166.106	20.12	3,342
Qualified XII (0.95)	162.125	22.00	3,567
Qualified XII (1.00)	8.961	21.84	196
Qualified XII (1.20)	629.477	21.21	13,351
Qualified XII (1.50)	12.740	20.30	259
Qualified XVII	37.745	31.51	1,189
	12,482.182		$ 363,008
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	1,484.022	$ 27.94	$ 41,464
Qualified X (1.25)	7.795	18.80	147
Qualified XII (0.50)	21.193	21.01	445
Qualified XII (0.55)	23.424	20.49	480
Qualified XII (0.60)	0.229	20.36	5
Qualified XII (0.65)	161.175	20.23	3,261
Qualified XII (0.70)	536.688	20.10	10,787
Qualified XII (0.80)	20.212	20.27	410
Qualified XII (0.85)	1.343	24.76	33
Qualified XII (0.90)	179.106	20.02	3,586
Qualified XII (0.95)	26.643	24.40	650
Qualified XII (1.00)	179.156	24.22	4,339
Qualified XII (1.15)	11.384	23.69	270
Qualified XII (1.50)	7.948	22.51	179
	2,660.318		$ 66,056

Division/Contract	Units	Unit Value	Extended Value
Janus Aspen Series Janus Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	2,756.837	$ 20.95	$ 57,756
Qualified X (1.25)	18.553	22.41	416
Qualified XII (0.50)	222.060	13.76	3,056
Qualified XII (0.55)	8.367	12.89	108
Qualified XII (0.65)	75.439	12.73	960
Qualified XII (0.70)	1,000.157	12.65	12,652
Qualified XII (0.80)	55.828	13.75	768
Qualified XII (0.85)	21.367	18.99	406
Qualified XII (0.90)	206.893	13.19	2,729
Qualified XII (0.95)	72.142	18.72	1,350
Qualified XII (1.00)	9.536	18.58	177
Qualified XII (1.05)	0.653	18.45	12
Qualified XII (1.40)	3.561	17.52	62
Qualified XXXIV	220.036	9.10	2,002
	4,671.429		$ 82,454
Janus Aspen Series Worldwide Portfolio - Institutional Shares			
Contracts in accumulation period:			
Qualified VI	5,018.900	$ 23.10	$ 115,937
Qualified XII (0.45)	0.092	12.22	1
Qualified XII (0.50)	244.688	13.63	3,335
Qualified XII (0.65)	253.757	11.92	3,025
Qualified XII (0.70)	916.265	11.85	10,858
Qualified XII (0.80)	325.658	13.75	4,478
Qualified XII (0.85)	92.411	20.05	1,853
Qualified XII (0.90)	335.844	13.29	4,463
Qualified XII (0.95)	77.030	19.76	1,522
Qualified XII (1.00)	252.973	19.62	4,963
Qualified XII (1.15)	77.649	19.19	1,490
Qualified XII (1.20)	177.360	19.05	3,379
Qualified XII (1.50)	4.396	18.23	80
Qualified XVII	383.343	23.10	8,855
	8,160.366		$ 164,239
Lazard Emerging Markets Equity Portfolio - Open Shares			
Contracts in accumulation period:			
ING MAP PLUS NP17	16.072	$ 12.72	$ 204
Lazard U.S. Mid Cap Equity Portfolio - Open Shares			
Contracts in accumulation period:			
ING MAP PLUS NP8	21,895.347	$ 9.03	$ 197,715
ING MAP PLUS NP17	1,062.703	8.88	9,437
Qualified VI	48,475.764	8.80	426,587
Qualified XII (0.00)	467.163	9.22	4,307
Qualified XII (0.25)	1,146.653	9.13	10,469
Qualified XII (0.40)	1,188.387	9.08	10,791
Qualified XII (0.50)	70,325.103	9.05	636,442
Qualified XII (0.55)	352.815	9.03	3,186

Division/Contract	Units	Unit Value	Extended Value
Lazard U.S. Mid Cap Equity Portfolio - Open Shares (continued)			
Qualified XII (0.60)	4,680.095	$ 9.02	$ 42,214
Qualified XII (0.65)	1,076.227	9.00	9,686
Qualified XII (0.70)	296.942	8.98	2,667
Qualified XII (0.75)	9,317.096	8.97	83,574
Qualified XII (0.80)	14,371.954	8.95	128,629
Qualified XII (0.85)	70,966.392	8.93	633,730
Qualified XII (0.95)	8,407.418	8.90	74,826
Qualified XII (1.00)	17,701.527	8.88	157,190
Qualified XII (1.05)	273.629	8.87	2,427
Qualified XII (1.10)	503.968	8.85	4,460
Qualified XII (1.15)	29.824	8.84	264
Qualified XII (1.20)	483.065	8.82	4,261
Qualified XII (1.25)	656.965	8.80	5,781
Qualified XII (1.40)	27.815	8.76	244
Qualified XII (1.50)	2,445.427	8.72	21,324
Qualified XV	5.725	8.90	51
Qualified XVI	3,411.610	8.72	29,749
Qualified XVII	292.228	8.81	2,575
Qualified XXVI	686.264	8.97	6,156
Qualified XXXVIII	136.791	9.70	1,327
Qualified LVI	6,106.548	9.14	55,814
	286,791.445		$ 2,565,883
LKCM Aquinas Growth Fund			
Contracts in accumulation period:			
Qualified XII (1.00)	116.932	$ 11.93	$ 1,395
Qualified XII (1.05)	21,101.976	11.89	250,902
Qualified XXXIV	6,339.599	9.99	63,333
	27,558.507		$ 315,630
Loomis Sayles Small Cap Value Fund - Retail Class			
Contracts in accumulation period:			
Qualified VI	124,843.875	$ 11.18	$ 1,395,755
Qualified XII (0.30)	156.911	11.47	1,800
Qualified XII (0.40)	4,962.043	11.44	56,766
Qualified XII (0.50)	11,626.461	11.41	132,658
Qualified XII (0.55)	122.353	11.39	1,394
Qualified XII (0.60)	7,128.707	11.38	81,125
Qualified XII (0.65)	827.364	11.36	9,399
Qualified XII (0.70)	1,196.329	11.35	13,578
Qualified XII (0.75)	9,777.629	11.33	110,781
Qualified XII (0.80)	10,570.990	11.32	119,664
Qualified XII (0.85)	17,881.605	11.30	202,062
Qualified XII (0.90)	1,156.628	11.29	13,058
Qualified XII (0.95)	19,058.033	11.27	214,784
Qualified XII (1.00)	85,932.912	11.26	967,605
Qualified XII (1.05)	318.771	11.24	3,583
Qualified XII (1.10)	1,490.492	11.23	16,738
Qualified XII (1.15)	4,345.620	11.21	48,714

Division/Contract	Units	Unit Value	Extended Value
Loomis Sayles Small Cap Value Fund - Retail			
Class (continued)			
Qualified XII (1.20)	5,005.860	$ 11.20	$ 56,066
Qualified XII (1.25)	2,069.537	11.18	23,137
Qualified XII (1.40)	542.789	11.14	6,047
Qualified XII (1.50)	92.839	11.11	1,031
Qualified XVI	3,733.191	11.11	41,476
Qualified XXI	88,108.165	11.32	997,384
Qualified XXXVIII	222.603	11.56	2,573
Qualified LIV	5,873.905	11.32	66,493
Qualified LVI	5,470.714	11.48	62,804
	412,516.326		$ 4,646,475
Lord Abbett Developing Growth Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	1,196.568	$ 14.57	$ 17,434
ING MAP PLUS NP15	53.015	14.53	770
ING MAP PLUS NP18	80.728	14.51	1,171
	1,330.311		$ 19,375
Lord Abbett Core Fixed Income Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP20	372.567	$ 10.17	$ 3,789
Lord Abbett Mid-Cap Value Fund, Inc. - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	8,174.904	$ 13.65	$ 111,587
ING MAP PLUS NP10	22,940.199	13.60	311,987
ING MAP PLUS NP11	10,960.748	13.56	148,628
ING MAP PLUS NP12	1,023.390	13.51	13,826
ING MAP PLUS NP13	1,380.217	13.46	18,578
ING MAP PLUS NP15	11,712.654	13.37	156,598
ING MAP PLUS NP17	9,192.470	13.28	122,076
ING MAP PLUS NP20	8,463.625	13.14	111,212
ING MAP PLUS NP21	13,165.215	13.10	172,464
ING MAP PLUS NP23	1,354.655	13.00	17,611
ING MAP PLUS NP25	1,201.048	12.92	15,518
ING MAP PLUS NP26	59.625	12.87	767
ING MAP PLUS NP28	925.725	12.78	11,831
ING MAP PLUS NP32	290.895	12.61	3,668
Qualified XII (1.00)	14,857.364	15.79	234,598
	105,702.734		$ 1,450,949

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Small-Cap Value Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	18,911.359	$ 19.44	$ 367,637
ING MAP PLUS NP11	17,784.013	19.31	343,409
ING MAP PLUS NP12	436.312	19.24	8,395
ING MAP PLUS NP14	9,758.353	19.11	186,482
ING MAP PLUS NP15	54.967	19.04	1,047
ING MAP PLUS NP17	3,391.935	18.91	64,141
ING MAP PLUS NP20	25,400.933	18.71	475,251
ING MAP PLUS NP21	5,009.824	18.65	93,433
ING MAP PLUS NP22	377.410	18.59	7,016
ING MAP PLUS NP23	8,429.814	18.52	156,120
ING MAP PLUS NP29	2,632.295	18.14	47,750
	92,187.215		$ 1,750,681
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC			
Currently payable annuity contracts:	61,720.749	$ 14.21	$ 877,052
Contracts in accumulation period:			
ING Custom Choice 62	669.449	13.20	8,837
ING Custom Choice 65	4,271.106	12.13	51,809
Qualified VI	1,333,017.691	13.71	18,275,673
Qualified X (1.15)	56,133.960	13.84	776,894
Qualified X (1.25)	171,002.492	13.71	2,344,444
Qualified XII (0.10)	70.190	15.29	1,073
Qualified XII (0.20)	72.761	15.14	1,102
Qualified XII (0.25)	120,326.813	15.07	1,813,325
Qualified XII (0.30)	161,207.151	15.00	2,418,107
Qualified XII (0.35)	671.913	14.93	10,032
Qualified XII (0.40)	28,396.576	14.86	421,973
Qualified XII (0.50)	104,043.847	14.72	1,531,525
Qualified XII (0.55)	40,270.951	14.65	589,969
Qualified XII (0.60)	837,018.878	14.58	12,203,735
Qualified XII (0.65)	132,834.481	14.51	1,927,428
Qualified XII (0.70)	44,088.161	14.44	636,633
Qualified XII (0.75)	76,682.063	14.37	1,101,921
Qualified XII (0.80)	85,236.028	14.31	1,219,728
Qualified XII (0.85)	379,554.211	14.24	5,404,852
Qualified XII (0.90)	46,985.264	14.17	665,781
Qualified XII (0.95)	264,737.535	14.11	3,735,447
Qualified XII (1.00)	773,240.907	14.04	10,856,302
Qualified XII (1.05)	20,198.173	13.97	282,168
Qualified XII (1.10)	49,393.529	13.91	687,064
Qualified XII (1.15)	36,984.368	13.84	511,864
Qualified XII (1.20)	7,621.930	13.78	105,030
Qualified XII (1.25)	89,708.901	13.71	1,229,909
Qualified XII (1.30)	1,791.714	13.65	24,457
Qualified XII (1.35)	1,687.971	13.58	22,923
Qualified XII (1.40)	8,442.835	13.52	114,147
Qualified XII (1.45)	2,821.671	13.45	37,951

Division/Contract	Units	Unit Value	Extended Value
Lord Abbett Series Fund - Mid-Cap Value Portfolio -			
Class VC (continued)			
Qualified XII (1.50)	1,002.002	$ 13.39	$ 13,417
Qualified XIII	359.500	14.11	5,073
Qualified XV	6,669.315	14.11	94,104
Qualified XVI	44,768.795	13.39	599,454
Qualified XVII	2,836.964	13.71	38,895
Qualified XVIII	1,785.044	13.71	24,473
Qualified XXVI	10,013.661	14.17	141,894
Qualified XXVII	904,004.804	17.37	15,702,563
Qualified XXVIII	685,457.631	15.04	10,309,283
Qualified XXXII	3,000.988	13.81	41,444
Qualified XXXIII (0.65)	32,979.581	16.24	535,588
Qualified XXXIV	1,615.187	8.93	14,424
Qualified XXXVIII	12,026.411	9.10	109,440
Qualified XLIII	1,671.158	8.94	14,940
Qualified LIV	39,373.648	11.95	470,515
Qualified LVI	27,400.251	12.22	334,831
	6,715,869.209		$ 98,339,493
Massachusetts Investors Growth Stock Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	20,726.817	$ 12.81	$ 265,511
ING MAP PLUS NP12	5,805.315	12.68	73,611
ING MAP PLUS NP15	1,178.024	12.55	14,784
ING MAP PLUS NP17	1,135.676	12.46	14,151
ING MAP PLUS NP20	271.687	12.33	3,350
	29,117.519		$ 371,407
Neuberger Berman Socially Responsive Fund® - Trust			
Class			
Contracts in accumulation period:			
ING MAP PLUS NP6	6,859.724	$ 11.05	$ 75,800
ING MAP PLUS NP8	23,763.241	10.99	261,158
ING MAP PLUS NP9	7,995.534	10.97	87,711
ING MAP PLUS NP11	20,479.005	10.92	223,631
ING MAP PLUS NP12	17,528.857	10.89	190,889
ING MAP PLUS NP13	508.972	10.87	5,533
ING MAP PLUS NP14	7,355.360	10.84	79,732
ING MAP PLUS NP15	31,454.158	10.82	340,334
ING MAP PLUS NP16	185.652	10.79	2,003
ING MAP PLUS NP17	7,817.743	10.76	84,119
ING MAP PLUS NP18	4,077.304	10.74	43,790
ING MAP PLUS NP19	613.852	10.71	6,574
ING MAP PLUS NP20	1,707.490	10.69	18,253
ING MAP PLUS NP25	4,686.645	10.56	49,491
ING MAP PLUS NP26	1,306.176	10.54	13,767
ING MAP PLUS NP28	5.509	10.49	58
ING MAP PLUS NP32	101.390	10.39	1,053
Qualified VI	156,370.242	10.65	1,665,343
Qualified XII (0.30)	1,277.979	11.14	14,237
Qualified XII (0.40)	3,151.454	11.09	34,950

Division/Contract	Units	Unit Value		Extended Value	
Neuberger Berman Socially Responsive Fund® - Trust Class (continued)					
Qualified XII (0.50)	12,843.510	$	11.03	$	141,664
Qualified XII (0.55)	18,353.817		11.01		202,076
Qualified XII (0.60)	3,506.092		10.98		38,497
Qualified XII (0.65)	16,146.417		10.96		176,965
Qualified XII (0.70)	19,523.826		10.93		213,395
Qualified XII (0.75)	25,974.560		10.91		283,382
Qualified XII (0.80)	13,748.292		10.88		149,581
Qualified XII (0.85)	40,293.621		10.85		437,186
Qualified XII (0.90)	5,820.459		10.83		63,036
Qualified XII (0.95)	45,564.193		10.80		492,093
Qualified XII (1.00)	115,668.758		10.78		1,246,909
Qualified XII (1.05)	3,964.146		10.75		42,615
Qualified XII (1.10)	7,921.654		10.73		84,999
Qualified XII (1.15)	3,783.239		10.70		40,481
Qualified XII (1.20)	3,468.688		10.68		37,046
Qualified XII (1.25)	8,514.501		10.65		90,679
Qualified XII (1.40)	2,300.059		10.58		24,335
Qualified XII (1.45)	33.479		10.55		353
Qualified XV	331.836		10.80		3,584
Qualified XVI	7,895.689		10.53		83,142
Qualified XXXVIII	1,385.739		9.77		13,539
Qualified LIV	1,336.326		10.94		14,619
Qualified LVI	4,558.352		11.18		50,962
	660,183.540			$	7,129,564
New Perspective Fund®, Inc. - Class R-3					
Contracts in accumulation period:					
ING MAP PLUS NP1	117,008.272	$	16.36	$	1,914,255
ING MAP PLUS NP4	15,458.834		16.19		250,279
ING MAP PLUS NP6	12,141.282		16.08		195,232
ING MAP PLUS NP8	13,125.554		15.97		209,615
ING MAP PLUS NP9	6,685.403		15.92		106,432
ING MAP PLUS NP11	10,045.541		15.81		158,820
ING MAP PLUS NP12	7,064.237		15.75		111,262
ING MAP PLUS NP14	28,100.009		15.64		439,484
ING MAP PLUS NP15	12,167.410		15.59		189,690
ING MAP PLUS NP16	238.156		15.54		3,701
ING MAP PLUS NP17	8,446.675		15.48		130,755
ING MAP PLUS NP18	4,927.548		15.43		76,032
ING MAP PLUS NP19	74.566		15.38		1,147
ING MAP PLUS NP20	13,899.413		15.32		212,939
ING MAP PLUS NP22	246.581		15.22		3,753
ING MAP PLUS NP23	3,066.502		15.17		46,519
ING MAP PLUS NP24	122.881		15.11		1,857
ING MAP PLUS NP25	2.041		15.06		31
ING MAP PLUS NP26	6,542.202		15.01		98,198
ING MAP PLUS NP27	159.253		14.96		2,382
ING MAP PLUS NP28	5,973.591		14.91		89,066

Division/Contract	Units	Unit Value	Extended Value
New Perspective Fund®, Inc. - Class R-3 (continued)			
ING MAP PLUS NP29	35.474	$ 14.86	$ 527
ING MAP PLUS NP30	491.347	14.80	7,272
ING MAP PLUS NP32	50.244	14.70	739
	266,073.016		$ 4,249,987
New Perspective Fund®, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	1,604.972	$ 16.06	$ 25,776
ING Custom Choice 65	2,016.650	15.28	30,814
Qualified VI	822,617.433	15.63	12,857,510
Qualified XII (0.00)	51,753.986	16.99	879,300
Qualified XII (0.25)	152,419.315	16.71	2,546,927
Qualified XII (0.30)	50,961.961	16.65	848,517
Qualified XII (0.35)	2,343.826	16.60	38,908
Qualified XII (0.40)	31,387.677	16.54	519,152
Qualified XII (0.50)	791,091.439	16.43	12,997,632
Qualified XII (0.55)	29,542.998	16.38	483,914
Qualified XII (0.60)	16,967.503	16.32	276,910
Qualified XII (0.65)	48,339.634	16.27	786,486
Qualified XII (0.70)	25,351.314	16.22	411,198
Qualified XII (0.75)	182,528.214	16.16	2,949,656
Qualified XII (0.80)	200,049.424	16.11	3,222,796
Qualified XII (0.85)	217,611.035	16.05	3,492,657
Qualified XII (0.90)	12,906.403	16.00	206,502
Qualified XII (0.95)	285,859.229	15.95	4,559,455
Qualified XII (1.00)	608,794.778	15.89	9,673,749
Qualified XII (1.05)	7,032.713	15.84	111,398
Qualified XII (1.10)	19,713.115	15.79	311,270
Qualified XII (1.15)	17,976.142	15.74	282,944
Qualified XII (1.20)	9,883.159	15.68	154,968
Qualified XII (1.25)	56,332.009	15.63	880,469
Qualified XII (1.30)	1,179.501	15.58	18,377
Qualified XII (1.35)	233.061	15.53	3,619
Qualified XII (1.40)	9,716.430	15.48	150,410
Qualified XII (1.45)	586.103	15.42	9,038
Qualified XII (1.50)	961.709	15.37	14,781
Qualified XV	1,030.668	15.95	16,439
Qualified XVI	11,943.113	15.37	183,566
Qualified XVII	2,786.500	15.75	43,887
Qualified XXI	237,291.048	16.11	3,822,759
Qualified XXVI	646.602	16.04	10,371
Qualified XXVII	630,048.490	14.56	9,173,506
Qualified XXXIII (0.65)	19,308.979	16.71	322,653
Qualified XXXVIII	8,670.442	9.50	82,369
Qualified LIV	13,334.054	15.05	200,678
Qualified LVI	4,790.238	15.39	73,722
	4,587,611.867		$ 72,675,083

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Capital Appreciation Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	8,109.800	$ 10.85	$ 87,991
ING MAP PLUS NP12	791.635	10.74	8,502
ING MAP PLUS NP14	503.440	10.67	5,372
ING MAP PLUS NP15	23,822.659	10.63	253,235
ING MAP PLUS NP18	7.275	10.52	77
ING MAP PLUS NP19	6,054.092	10.48	63,447
ING MAP PLUS NP23	1,178.020	10.34	12,181
ING MAP PLUS NP26	2,453.690	10.23	25,101
	42,920.611		$ 455,906
Oppenheimer Developing Markets Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 62	4,772.217	$ 37.86	$ 180,676
ING Custom Choice 65	12,575.770	27.47	345,456
ING MAP PLUS NP1	22,705.387	36.77	834,877
ING MAP PLUS NP3	609.739	36.51	22,262
ING MAP PLUS NP4	3,076.376	36.39	111,949
ING MAP PLUS NP6	3,269.291	36.14	118,152
ING MAP PLUS NP8	275.421	35.89	9,885
ING MAP PLUS NP9	10,048.824	35.77	359,446
ING MAP PLUS NP11	2,571.064	35.52	91,324
ING MAP PLUS NP12	16,327.366	35.40	577,989
ING MAP PLUS NP14	6,958.157	35.15	244,579
ING MAP PLUS NP15	3,497.605	35.03	122,521
ING MAP PLUS NP16	777.843	34.91	27,154
ING MAP PLUS NP17	12,645.569	34.79	439,939
ING MAP PLUS NP18	3,201.686	34.67	111,002
ING MAP PLUS NP19	4,799.329	34.55	165,817
ING MAP PLUS NP20	10,986.695	34.43	378,272
ING MAP PLUS NP21	6,244.849	34.31	214,261
ING MAP PLUS NP22	182.513	34.20	6,242
ING MAP PLUS NP23	842.764	34.08	28,721
ING MAP PLUS NP24	178.410	33.96	6,059
ING MAP PLUS NP25	684.797	33.84	23,174
ING MAP PLUS NP26	2,286.890	33.73	77,137
ING MAP PLUS NP27	1,330.696	33.61	44,725
ING MAP PLUS NP28	74.976	33.50	2,512
ING MAP PLUS NP29	1,964.258	33.38	65,567
ING MAP PLUS NP32	9.691	33.04	320
ING MAP PLUS NP36	22.573	32.58	735
Qualified V	438.704	74.57	32,714
Qualified VI	1,179,704.541	75.82	89,445,198
Qualified XII (0.00)	6,672.890	86.33	576,071
Qualified XII (0.10)	18.206	85.44	1,555
Qualified XII (0.25)	34,387.369	84.12	2,892,665
Qualified XII (0.30)	7,690.432	83.68	643,535
Qualified XII (0.40)	65,952.266	82.82	5,462,167

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Developing Markets Fund - Class A (continued)			
Qualified XII (0.50)	395,734.508	$ 81.96	$ 32,434,400
Qualified XII (0.55)	24,026.620	81.54	1,959,131
Qualified XII (0.60)	14,272.219	81.12	1,157,762
Qualified XII (0.65)	60,124.289	80.69	4,851,429
Qualified XII (0.70)	41,714.996	80.28	3,348,880
Qualified XII (0.75)	37,413.612	79.86	2,987,851
Qualified XII (0.80)	36,457.037	79.45	2,896,512
Qualified XII (0.85)	219,498.346	79.04	17,349,149
Qualified XII (0.90)	26,963.801	78.63	2,120,164
Qualified XII (0.95)	182,477.151	78.22	14,273,363
Qualified XII (1.00)	646,095.826	77.81	50,272,716
Qualified XII (1.05)	13,304.331	77.41	1,029,888
Qualified XII (1.10)	20,377.132	77.01	1,569,243
Qualified XII (1.15)	37,535.258	76.61	2,875,576
Qualified XII (1.20)	5,672.016	76.21	432,264
Qualified XII (1.25)	52,253.377	75.82	3,961,851
Qualified XII (1.30)	410.184	75.43	30,940
Qualified XII (1.35)	376.982	75.04	28,289
Qualified XII (1.40)	5,724.027	74.65	427,299
Qualified XII (1.45)	1,262.533	74.26	93,756
Qualified XII (1.50)	232.050	73.88	17,144
Qualified XIII	1,343.163	78.22	105,062
Qualified XV	4,767.124	78.22	372,884
Qualified XVI	24,152.396	73.88	1,784,379
Qualified XVII	4,700.998	75.82	356,430
Qualified XXI	32,657.585	79.45	2,594,645
Qualified XXVI	2,125.461	78.58	167,019
Qualified XXVII	1,331,557.297	51.30	68,308,889
Qualified XXXIV	7,829.593	11.61	90,902
Qualified XXXVIII	46,006.053	11.82	543,792
Qualified XLIII	9,773.870	11.61	113,475
Qualified LIV	63,965.345	27.07	1,731,542
Qualified LVI	63,742.095	27.67	1,763,744
	4,842,332.439		$ 325,715,028
Oppenheimer Gold & Special Minerals Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	2,144.569	$ 17.52	$ 37,573
Oppenheimer International Bond Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP14	4,149.428	$ 10.76	$ 44,648
ING MAP PLUS NP17	85.367	10.75	918
ING MAP PLUS NP18	122.790	10.75	1,320
ING MAP PLUS NP20	359.319	10.74	3,859
ING MAP PLUS NP26	114.201	10.71	1,223
	4,831.105		$ 51,968

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Global Securities/VA			
Contracts in accumulation period:			
ING MAP PLUS NP11	80.257	$ 15.04	$ 1,207
ING MAP PLUS NP29	0.042	14.14	1
Qualified VI	4,832.286	23.25	112,351
Qualified X (1.25)	25.926	23.25	603
Qualified XII (0.50)	112.695	25.57	2,882
Qualified XII (0.55)	4.354	25.33	110
Qualified XII (0.60)	19.376	25.18	488
Qualified XII (0.65)	36.805	25.02	921
Qualified XII (0.70)	3,209.722	24.86	79,794
Qualified XII (0.80)	110.547	24.61	2,721
Qualified XII (0.85)	567.513	24.46	13,881
Qualified XII (0.95)	198.952	24.15	4,805
Qualified XII (1.00)	1,087.822	24.00	26,108
Qualified XII (1.10)	126.294	23.69	2,992
Qualified XII (1.15)	358.550	23.54	8,440
Qualified XII (1.20)	19.657	23.39	460
Qualified XII (1.25)	87.155	23.25	2,026
Qualified XII (1.40)	0.028	22.81	1
Qualified XII (1.50)	12.695	22.52	286
Qualified XVII	917.993	23.25	21,343
	11,808.669		$ 281,420
Oppenheimer Main Street Fund®/VA			
Currently payable annuity contracts	8,468.075	$8.65 to $9.82	$ 74,387
Oppenheimer Main Street Small Cap Fund®/VA			
Contracts in accumulation period:			
ING Custom Choice 62	572.688	$ 13.17	$ 7,542
Qualified V	1,369.933	13.05	17,878
Qualified VI	235,383.593	13.17	3,100,002
Qualified X (1.15)	8,234.464	15.10	124,340
Qualified X (1.25)	16,140.798	15.00	242,112
Qualified XII (0.25)	2,688.981	13.94	37,484
Qualified XII (0.30)	3,032.312	13.90	42,149
Qualified XII (0.40)	6,893.874	13.82	95,273
Qualified XII (0.50)	29,917.550	13.74	411,067
Qualified XII (0.55)	45,480.289	13.70	623,080
Qualified XII (0.60)	2,008.749	13.67	27,460
Qualified XII (0.65)	29,361.301	13.63	400,195
Qualified XII (0.70)	5,766.172	13.59	78,362
Qualified XII (0.75)	20,029.478	13.55	271,399
Qualified XII (0.80)	8,601.155	13.51	116,202
Qualified XII (0.85)	57,247.186	13.47	771,120
Qualified XII (0.90)	5,215.682	13.43	70,047
Qualified XII (0.95)	45,192.768	13.40	605,583
Qualified XII (1.00)	142,712.029	13.36	1,906,633

Division/Contract	Units	Unit Value	Extended Value
Oppenheimer Main Street Small Cap Fund®/VA			
(continued)			
Qualified XII (1.05)	3,841.516	$ 13.32	$ 51,169
Qualified XII (1.10)	15,979.678	13.28	212,210
Qualified XII (1.15)	3,692.424	13.24	48,888
Qualified XII (1.20)	2,930.663	13.21	38,714
Qualified XII (1.25)	18,527.637	13.17	244,009
Qualified XII (1.30)	645.878	13.13	8,480
Qualified XII (1.35)	135.449	13.09	1,773
Qualified XII (1.40)	793.391	13.06	10,362
Qualified XII (1.45)	262.689	13.02	3,420
Qualified XIII	23.267	13.40	312
Qualified XV	5,107.231	13.40	68,437
Qualified XVI	7,913.124	12.98	102,712
Qualified XVIII	2,084.949	15.25	31,795
Qualified XXVI	69.828	13.43	938
Qualified XXXII	914.517	15.00	13,718
Qualified XXXIV	2,246.425	9.76	21,925
Qualified XXXVIII	6,402.111	9.94	63,637
Qualified XLIII	1,088.916	9.77	10,639
Qualified LIV	15,835.970	13.67	216,478
Qualified LVI	9,060.431	13.98	126,665
	763,405.096		$ 10,224,209
Oppenheimer Small- & Mid-Cap Growth Fund/VA			
Currently payable annuity contracts	2,825.693	$4.53 to $9.07	$ 14,696
Oppenheimer Strategic Bond Fund/VA			
Contracts in accumulation period:			
Qualified VI	1,613.559	$ 18.43	$ 29,738
Qualified XII (0.55)	13.869	20.15	279
Qualified XII (0.60)	0.214	20.03	4
Qualified XII (0.65)	164.619	19.90	3,276
Qualified XII (0.70)	3,607.170	19.77	71,314
Qualified XII (0.95)	32.469	19.15	622
Qualified XII (1.00)	369.239	19.03	7,027
	5,801.139		$ 112,260
Pax World Balanced Fund - Individual Investor Class			
Contracts in accumulation period:			
ING Custom Choice 62	7,374.818	$ 12.59	$ 92,849
ING MAP PLUS NP1	13,653.104	13.25	180,904
ING MAP PLUS NP8	38,585.172	12.94	499,292
ING MAP PLUS NP9	2.153	12.89	28
ING MAP PLUS NP10	7,942.271	12.85	102,058
ING MAP PLUS NP11	16,025.067	12.80	205,121
ING MAP PLUS NP12	15,187.346	12.76	193,791
ING MAP PLUS NP14	21.990	12.67	279
ING MAP PLUS NP15	5,446.409	12.63	68,788
ING MAP PLUS NP17	3,330.036	12.54	41,759

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Division/Contract	Units	Unit Value	Extended Value
Pax World Balanced Fund - Individual Investor Class (continued)			
ING MAP PLUS NP18	1.874	$ 12.50	$ 23
ING MAP PLUS NP20	12,054.371	12.41	149,595
ING MAP PLUS NP23	816.665	12.28	10,029
ING MAP PLUS NP24	126.869	12.24	1,553
ING MAP PLUS NP25	3,860.448	12.20	47,097
ING MAP PLUS NP26	4,583.785	12.16	55,739
ING MAP PLUS NP28	167.142	12.07	2,017
ING MAP PLUS NP30	66.904	11.99	802
Qualified V	260.049	11.58	3,011
Qualified VI	848,392.251	11.77	9,985,577
Qualified XII (0.00)	597.496	13.40	8,006
Qualified XII (0.25)	9,262.664	13.06	120,970
Qualified XII (0.30)	2,302.394	12.99	29,908
Qualified XII (0.40)	48,953.181	12.86	629,538
Qualified XII (0.50)	201,644.456	12.72	2,564,917
Qualified XII (0.55)	86,562.561	12.66	1,095,882
Qualified XII (0.60)	7,066.231	12.59	88,964
Qualified XII (0.65)	26,858.174	12.53	336,533
Qualified XII (0.70)	15,643.397	12.46	194,917
Qualified XII (0.75)	125,495.470	12.40	1,556,144
Qualified XII (0.80)	31,746.889	12.33	391,439
Qualified XII (0.85)	201,785.840	12.27	2,475,912
Qualified XII (0.90)	35,451.410	12.21	432,862
Qualified XII (0.95)	239,970.589	12.14	2,913,243
Qualified XII (1.00)	1,136,584.421	12.08	13,729,940
Qualified XII (1.05)	16,400.613	12.02	197,135
Qualified XII (1.10)	28,123.508	11.96	336,357
Qualified XII (1.15)	33,813.973	11.89	402,048
Qualified XII (1.20)	5,551.878	11.83	65,679
Qualified XII (1.25)	67,368.376	11.77	792,926
Qualified XII (1.30)	991.271	11.71	11,608
Qualified XII (1.35)	105.670	11.65	1,231
Qualified XII (1.40)	16,672.061	11.59	193,229
Qualified XII (1.45)	2,298.999	11.53	26,507
Qualified XVI	32,677.351	11.47	374,809
Qualified XVII	951.099	11.77	11,194
Qualified XXI	11,280.910	12.33	139,094
Qualified XXVI	1,759.278	12.20	21,463
Qualified XXVII	969,286.349	12.11	11,738,058
Qualified XXXIV	1,856.604	9.21	17,099
Qualified XXXVIII	6,064.454	9.38	56,885
Qualified XLIII	495.064	9.22	4,564
Qualified LIV	4,595.409	11.97	55,007
Qualified LVI	5,390.986	12.24	65,986
	4,353,507.750		$ 52,720,366

Division/Contract	Units	Unit Value	Extended Value
PIMCO Real Return Portfolio - Administrative Class			
Contracts in accumulation period:			
ING Custom Choice 62	6,014.615	$ 13.27	$ 79,814
ING Custom Choice 65	1,416.850	13.14	18,617
ING MAP PLUS NP6	10,870.974	13.29	144,475
ING MAP PLUS NP9	3,318.005	13.20	43,798
ING MAP PLUS NP11	11,024.482	13.14	144,862
ING MAP PLUS NP12	176.244	13.11	2,311
ING MAP PLUS NP13	767.554	13.08	10,040
ING MAP PLUS NP14	41,504.937	13.05	541,639
ING MAP PLUS NP15	5,055.445	13.02	65,822
ING MAP PLUS NP17	103.860	12.96	1,346
ING MAP PLUS NP18	4,445.577	12.92	57,437
ING MAP PLUS NP22	11,112.880	12.80	142,245
ING MAP PLUS NP23	397.912	12.77	5,081
ING MAP PLUS NP26	8,365.880	12.69	106,163
ING MAP PLUS NP28	1,153.008	12.63	14,562
ING MAP PLUS NP29	474.567	12.60	5,980
Qualified V	451.673	13.39	6,048
Qualified VI	1,632,382.574	13.54	22,102,460
Qualified X (1.15)	50,020.365	13.18	659,268
Qualified X (1.25)	177,481.203	13.10	2,325,004
Qualified XII (0.00)	32,929.122	14.71	484,387
Qualified XII (0.05)	240,367.620	14.69	3,531,000
Qualified XII (0.25)	25,892.912	14.47	374,670
Qualified XII (0.30)	14,362.031	14.42	207,100
Qualified XII (0.35)	1,444.774	14.38	20,776
Qualified XII (0.40)	341,028.859	14.33	4,886,944
Qualified XII (0.50)	1,422,720.713	14.23	20,245,316
Qualified XII (0.55)	147,160.191	14.18	2,086,732
Qualified XII (0.60)	37,556.970	14.14	531,056
Qualified XII (0.65)	78,169.971	14.09	1,101,415
Qualified XII (0.70)	73,348.593	14.04	1,029,814
Qualified XII (0.75)	1,006,391.047	14.00	14,089,475
Qualified XII (0.80)	152,794.248	13.95	2,131,480
Qualified XII (0.85)	400,758.781	13.90	5,570,547
Qualified XII (0.90)	59,405.916	13.86	823,366
Qualified XII (0.95)	318,136.846	13.81	4,393,470
Qualified XII (1.00)	2,801,041.725	13.77	38,570,345
Qualified XII (1.05)	36,159.180	13.72	496,104
Qualified XII (1.10)	43,357.485	13.67	592,697
Qualified XII (1.15)	59,036.317	13.63	804,665
Qualified XII (1.20)	9,747.243	13.58	132,368
Qualified XII (1.25)	130,782.162	13.54	1,770,790
Qualified XII (1.30)	702.493	13.49	9,477
Qualified XII (1.40)	13,918.622	13.40	186,510
Qualified XII (1.45)	109.613	13.36	1,464
Qualified XII (1.50)	758.557	13.31	10,096

Division/Contract	Units	Unit Value	Extended Value
PIMCO Real Return Portfolio - Administrative Class (continued)			
Qualified XV	2,927.825	$ 13.81	$ 40,433
Qualified XVI	42,177.495	13.31	561,382
Qualified XVII	1,633.558	13.64	22,282
Qualified XVIII	18,253.958	13.31	242,960
Qualified XXI	40,714.630	13.95	567,969
Qualified XXVI	320.404	13.89	4,450
Qualified XXVIII	2,017,929.898	12.39	25,002,151
Qualified XXXII	403.538	13.10	5,286
Qualified XXXIII (0.65)	21,452.545	13.81	296,260
Qualified XXXIV	839.513	12.01	10,083
Qualified XXXVIII	18,202.188	12.24	222,795
Qualified XLIII	2,123.129	12.02	25,520
Qualified LIV	24,613.018	12.94	318,492
Qualified LVI	26,900.735	13.23	355,897
	11,633,113.030		$ 158,234,996
Pioneer High Yield Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP1	120,622.171	$ 15.09	$ 1,820,189
ING MAP PLUS NP4	11,008.559	14.93	164,358
ING MAP PLUS NP6	18,257.066	14.83	270,752
ING MAP PLUS NP8	22,120.389	14.73	325,833
ING MAP PLUS NP9	35,389.694	14.68	519,521
ING MAP PLUS NP10	17,477.187	14.63	255,691
ING MAP PLUS NP11	7,894.143	14.58	115,097
ING MAP PLUS NP12	227.978	14.53	3,313
ING MAP PLUS NP13	4,610.972	14.48	66,767
ING MAP PLUS NP14	16,386.486	14.43	236,457
ING MAP PLUS NP15	8,815.195	14.38	126,762
ING MAP PLUS NP17	3,043.039	14.28	43,455
ING MAP PLUS NP18	156.579	14.23	2,228
ING MAP PLUS NP19	7,811.128	14.18	110,762
ING MAP PLUS NP20	27,677.401	14.13	391,082
ING MAP PLUS NP21	7,360.009	14.08	103,629
ING MAP PLUS NP22	1,549.029	14.03	21,733
ING MAP PLUS NP23	3,703.582	13.98	51,776
ING MAP PLUS NP24	1,642.244	13.94	22,893
ING MAP PLUS NP25	11,971.304	13.89	166,281
ING MAP PLUS NP26	512.027	13.84	7,086
ING MAP PLUS NP27	2,764.439	13.79	38,122
ING MAP PLUS NP28	3,141.160	13.75	43,191
ING MAP PLUS NP29	530.231	13.70	7,264
ING MAP PLUS NP30	307.775	13.65	4,201
ING MAP PLUS NP32	2,664.381	13.56	36,129
ING MAP PLUS NP36	105.508	13.37	1,411
	337,749.676		$ 4,955,983

Division/Contract	Units	Unit Value	Extended Value
Pioneer Emerging Markets VCT Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	1,507.527	$ 10.37	$ 15,633
ING Custom Choice 65	4,278.091	10.70	45,776
ING MAP PLUS NP8	3,263.825	10.60	34,597
ING MAP PLUS NP11	3,523.927	10.54	37,142
ING MAP PLUS NP14	1,338.501	10.48	14,027
ING MAP PLUS NP15	1,299.745	10.46	13,595
ING MAP PLUS NP16	1,419.441	10.44	14,819
ING MAP PLUS NP17	125.098	10.42	1,304
ING MAP PLUS NP18	8.409	10.40	87
ING MAP PLUS NP22	396.500	10.33	4,096
ING MAP PLUS NP23	64.094	10.31	661
ING MAP PLUS NP24	159.672	10.29	1,643
ING MAP PLUS NP26	640.589	10.25	6,566
ING MAP PLUS NP27	4,867.176	10.23	49,791
Qualified VI	666,365.810	10.37	6,910,213
Qualified XII (0.00)	763.762	10.86	8,294
Qualified XII (0.05)	56,630.553	10.86	615,008
Qualified XII (0.25)	40,120.188	10.76	431,693
Qualified XII (0.30)	19,486.818	10.74	209,288
Qualified XII (0.40)	16,696.727	10.70	178,655
Qualified XII (0.50)	291,843.490	10.66	3,111,052
Qualified XII (0.55)	8,639.995	10.64	91,930
Qualified XII (0.60)	8,850.444	10.62	93,992
Qualified XII (0.65)	13,249.673	10.60	140,447
Qualified XII (0.70)	12,172.181	10.58	128,782
Qualified XII (0.75)	422,576.884	10.56	4,462,412
Qualified XII (0.80)	227,814.356	10.54	2,401,163
Qualified XII (0.85)	177,578.011	10.53	1,869,896
Qualified XII (0.90)	11,496.893	10.51	120,832
Qualified XII (0.95)	140,305.272	10.49	1,471,802
Qualified XII (1.00)	416,859.124	10.47	4,364,515
Qualified XII (1.05)	10,346.104	10.45	108,117
Qualified XII (1.10)	19,561.912	10.43	204,031
Qualified XII (1.15)	16,866.966	10.41	175,585
Qualified XII (1.20)	5,399.834	10.39	56,104
Qualified XII (1.25)	41,439.123	10.37	429,724
Qualified XII (1.30)	14.065	10.35	146
Qualified XII (1.35)	40.902	10.33	423
Qualified XII (1.40)	2,112.941	10.32	21,806
Qualified XII (1.45)	308.117	10.30	3,174
Qualified XII (1.50)	80.801	10.28	831
Qualified XV	2,223.252	10.49	23,322
Qualified XVI	20,057.965	10.28	206,196
Qualified XVII	1,112.076	10.38	11,543
Qualified XXVI	2,867.411	10.56	30,280
Qualified XXXIV	2,031.905	8.20	16,662

Division/Contract	Units	Unit Value	Extended Value
Pioneer Emerging Markets VCT Portfolio - Class I			
(continued)			
Qualified XXXVIII	3,429.319	$ 8.35	$ 28,635
Qualified XLIII	2,117.246	8.21	17,383
Qualified LIV	8,380.127	10.54	88,327
Qualified LVI	43,074.869	10.77	463,916
	2,735,807.711		$ 28,735,916
Pioneer High Yield VCT Portfolio - Class I			
Contracts in accumulation period:			
ING Custom Choice 62	200.962	$ 14.61	$ 2,936
ING Custom Choice 65	127.484	14.47	1,845
Qualified V	834.590	14.00	11,684
Qualified VI	392,164.840	14.15	5,549,132
Qualified X (1.15)	27,493.131	14.31	393,427
Qualified X (1.25)	33,366.613	14.22	474,473
Qualified XII (0.25)	45,663.280	15.12	690,429
Qualified XII (0.30)	6,327.399	15.07	95,354
Qualified XII (0.35)	174.113	15.02	2,615
Qualified XII (0.40)	31,728.618	14.97	474,977
Qualified XII (0.50)	7,352.539	14.87	109,332
Qualified XII (0.55)	21,893.080	14.82	324,455
Qualified XII (0.60)	24,390.804	14.77	360,252
Qualified XII (0.65)	23,360.564	14.72	343,868
Qualified XII (0.70)	11,511.877	14.67	168,879
Qualified XII (0.75)	22,202.075	14.63	324,816
Qualified XII (0.80)	19,867.726	14.58	289,671
Qualified XII (0.85)	62,842.669	14.53	913,104
Qualified XII (0.90)	33,296.621	14.48	482,135
Qualified XII (0.95)	87,979.024	14.43	1,269,537
Qualified XII (1.00)	604,739.969	14.38	8,696,161
Qualified XII (1.05)	9,674.806	14.34	138,737
Qualified XII (1.10)	11,553.290	14.29	165,097
Qualified XII (1.15)	14,217.530	14.24	202,458
Qualified XII (1.20)	3,053.866	14.19	43,334
Qualified XII (1.25)	37,918.681	14.15	536,549
Qualified XII (1.30)	516.809	14.10	7,287
Qualified XII (1.35)	440.152	14.05	6,184
Qualified XII (1.40)	5,432.285	14.00	76,052
Qualified XII (1.45)	285.725	13.96	3,989
Qualified XII (1.50)	844.343	13.91	11,745
Qualified XV	1,556.199	14.43	22,456
Qualified XVI	28,029.013	13.91	389,884
Qualified XVIII	912.555	14.45	13,186
Qualified XXVI	314.156	14.51	4,558
Qualified XXXII	141.856	14.22	2,017
Qualified XXXIV	6,048.590	11.81	71,434
Qualified XXXVIII	6,588.655	12.03	79,262
Qualified XLIII	375.502	11.82	4,438
Qualified LIV	4,413.755	14.26	62,940
Qualified LVI	11,578.901	14.58	168,820
	1,601,414.647		$ 22,989,509

Division/Contract	Units	Unit Value	Extended Value
Columbia Diversified Equity Income Fund - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP4	5,954.272	$ 9.12	$ 54,303
ING MAP PLUS NP15	7,627.314	8.98	68,493
ING MAP PLUS NP17	4,145.902	8.96	37,147
	17,727.488		$ 159,943
Columbia Diversified Equity Income Fund - Class R-4			
Contracts in accumulation period:			
Qualified VI	151,439.116	$ 8.91	$ 1,349,323
Qualified XII (0.00)	5,578.580	9.21	51,379
Qualified XII (0.25)	47,729.672	9.15	436,726
Qualified XII (0.30)	4,647.159	9.14	42,475
Qualified XII (0.40)	19,995.993	9.12	182,363
Qualified XII (0.50)	31,276.693	9.09	284,305
Qualified XII (0.55)	4,560.252	9.08	41,407
Qualified XII (0.65)	21,610.870	9.06	195,794
Qualified XII (0.70)	3,915.527	9.04	35,396
Qualified XII (0.75)	20,773.415	9.03	187,584
Qualified XII (0.80)	22,093.384	9.02	199,282
Qualified XII (0.85)	49,937.345	9.01	449,935
Qualified XII (0.90)	2,731.788	9.00	24,586
Qualified XII (0.95)	22,439.453	8.98	201,506
Qualified XII (1.00)	54,815.915	8.97	491,699
Qualified XII (1.05)	1,243.507	8.96	11,142
Qualified XII (1.10)	5,104.583	8.95	45,686
Qualified XII (1.15)	4,049.903	8.94	36,206
Qualified XII (1.20)	3,065.028	8.93	27,371
Qualified XII (1.25)	14,608.007	8.91	130,157
Qualified XII (1.30)	200.078	8.90	1,781
Qualified XII (1.50)	1,128.944	8.85	9,991
Qualified XIII	706.698	8.98	6,346
Qualified XVI	2,812.494	8.85	24,891
Qualified XXI	61,803.579	9.02	557,468
Qualified XXXIV	226.686	9.05	2,052
Qualified XXXVIII	2,792.624	9.21	25,720
Qualified LIV	30,366.305	9.02	273,904
Qualified LVI	316.713	9.15	2,898
	591,970.311		$ 5,329,373

Division/Contract	Units	Unit Value	Extended Value
SMALLCAP World Fund® - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	143.721	$ 10.20	$ 1,466
ING Custom Choice 65	2,684.727	10.43	28,002
Qualified VI	249,646.388	10.20	2,546,393
Qualified XII (0.25)	6,334.228	10.48	66,383
Qualified XII (0.30)	7,683.911	10.46	80,374
Qualified XII (0.35)	269.001	10.45	2,811
Qualified XII (0.40)	45,456.573	10.43	474,112
Qualified XII (0.50)	8,614.186	10.41	89,674
Qualified XII (0.55)	4,880.155	10.39	50,705
Qualified XII (0.60)	17,920.566	10.38	186,015
Qualified XII (0.65)	1,024.157	10.36	10,610
Qualified XII (0.70)	5,035.902	10.35	52,122
Qualified XII (0.75)	24,782.627	10.34	256,252
Qualified XII (0.80)	29,366.068	10.32	303,058
Qualified XII (0.85)	32,024.985	10.31	330,178
Qualified XII (0.90)	10,709.426	10.30	110,307
Qualified XII (0.95)	24,839.592	10.28	255,351
Qualified XII (1.00)	155,560.580	10.27	1,597,607
Qualified XII (1.05)	2,755.985	10.26	28,276
Qualified XII (1.10)	11,284.105	10.24	115,549
Qualified XII (1.15)	5,575.299	10.23	57,035
Qualified XII (1.20)	659.882	10.22	6,744
Qualified XII (1.25)	16,089.208	10.20	164,110
Qualified XII (1.40)	83.410	10.16	847
Qualified XII (1.50)	1,085.929	10.13	11,000
Qualified XV	892.607	10.28	9,176
Qualified XVI	1,941.213	10.13	19,664
Qualified XXXIV	869.411	10.35	8,998
Qualified XXXVIII	76.381	10.54	805
Qualified XLIII	30.411	10.36	315
Qualified LIV	4,479.372	10.32	46,227
Qualified LVI	8,166.573	10.48	85,586
	680,966.579		$ 6,995,752
T. Rowe Price Mid-Cap Value Fund - R Class			
Contracts in accumulation period:			
ING MAP PLUS NP3	1,061.644	$ 16.44	$ 17,453
ING MAP PLUS NP8	79.840	16.16	1,290
ING MAP PLUS NP9	3,091.033	16.10	49,766
ING MAP PLUS NP12	759.783	15.93	12,103
ING MAP PLUS NP14	22,427.130	15.83	355,021
ING MAP PLUS NP17	1,094.662	15.66	17,142
ING MAP PLUS NP19	3,446.336	15.55	53,591
ING MAP PLUS NP20	17,492.126	15.50	271,128
ING MAP PLUS NP22	246.661	15.39	3,796
ING MAP PLUS NP23	368.286	15.34	5,650
ING MAP PLUS NP26	64.027	15.18	972
ING MAP PLUS NP27	1,014.316	15.13	15,347
	51,145.844		$ 803,259

Division/Contract	Units	Unit Value	Extended Value
T. Rowe Price Value Fund - Advisor Class			
Contracts in accumulation period:			
Qualified XII (1.00)	15,428.507	$ 10.56	$ 162,925
Templeton Foreign Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP4	36.846	$ 15.34	$ 565
ING MAP PLUS NP8	161.254	15.13	2,440
ING MAP PLUS NP9	14,184.208	15.07	213,756
ING MAP PLUS NP10	22,754.296	15.02	341,770
ING MAP PLUS NP11	11,520.914	14.97	172,468
ING MAP PLUS NP12	1,488.080	14.92	22,202
ING MAP PLUS NP13	1,984.996	14.87	29,517
ING MAP PLUS NP14	3,481.215	14.82	51,592
ING MAP PLUS NP16	596.886	14.71	8,780
ING MAP PLUS NP17	3,933.731	14.66	57,668
ING MAP PLUS NP18	396.197	14.61	5,788
ING MAP PLUS NP21	8,124.124	14.46	117,475
ING MAP PLUS NP22	105.483	14.41	1,520
ING MAP PLUS NP23	3,833.527	14.36	55,049
ING MAP PLUS NP26	793.532	14.22	11,284
ING MAP PLUS NP32	796.278	13.92	11,084
	74,191.567		$ 1,102,958
Templeton Global Bond Fund - Class A			
Contracts in accumulation period:			
ING Custom Choice 62	15,015.705	$ 18.99	$ 285,148
ING Custom Choice 65	763.731	17.29	13,205
Qualified V	3,402.252	18.49	62,908
Qualified VI	2,717,505.983	18.69	50,790,187
Qualified XII (0.00)	7,008.455	31.04	217,542
Qualified XII (0.05)	2,358.615	30.54	72,032
Qualified XII (0.10)	6.199	30.75	191
Qualified XII (0.25)	28,543.038	30.31	865,139
Qualified XII (0.30)	28,204.930	30.17	850,943
Qualified XII (0.35)	1,236.467	30.03	37,131
Qualified XII (0.40)	185,170.984	29.89	5,534,761
Qualified XII (0.50)	1,012,846.936	29.61	29,990,398
Qualified XII (0.55)	54,637.716	29.47	1,610,173
Qualified XII (0.60)	40,231.564	29.33	1,179,992
Qualified XII (0.65)	67,679.716	29.19	1,975,571
Qualified XII (0.70)	61,322.399	29.05	1,781,416
Qualified XII (0.75)	830,033.612	28.91	23,996,272
Qualified XII (0.80)	156,623.975	28.78	4,507,638
Qualified XII (0.85)	648,906.566	19.19	12,452,517
Qualified XII (0.90)	54,530.169	28.51	1,554,655
Qualified XII (0.95)	629,962.974	19.06	12,007,094
Qualified XII (1.00)	2,427,527.248	19.00	46,123,018
Qualified XII (1.05)	44,246.072	18.94	838,021

Division/Contract	Units	Unit Value		Extended Value
Templeton Global Bond Fund - Class A (continued)				
Qualified XII (1.10)	51,024.785	$	18.87	$ 962,838
Qualified XII (1.15)	71,486.584		18.81	1,344,663
Qualified XII (1.20)	23,230.756		18.75	435,577
Qualified XII (1.25)	164,241.852		18.69	3,069,680
Qualified XII (1.30)	80.069		18.62	1,491
Qualified XII (1.35)	1,210.409		18.56	22,465
Qualified XII (1.40)	13,155.880		18.50	243,384
Qualified XII (1.45)	1,614.869		18.44	29,778
Qualified XII (1.50)	1,279.475		18.38	23,517
Qualified XIII	2,826.735		19.06	53,878
Qualified XV	5,185.960		19.06	98,844
Qualified XVI	73,561.275		18.38	1,352,056
Qualified XVII	3,151.271		18.83	59,338
Qualified XXI	21,241.085		19.26	409,103
Qualified XXVI	2,875.376		19.17	55,121
Qualified XXXIV	4,661.336		13.96	65,072
Qualified XXXVIII	31,461.956		14.22	447,389
Qualified XLIII	2,426.279		13.97	33,895
Qualified LIV	81,641.179		17.03	1,390,349
Qualified LVI	54,527.234		17.41	949,319
	9,628,649.671			$ 207,793,709
Diversified Value Portfolio				
Contracts in accumulation period:				
ING MAP PLUS NP8	5,970.240	$	12.85	$ 76,718
ING MAP PLUS NP29	807.425		11.98	9,673
	6,777.665			$ 86,391
Equity Income Portfolio				
Contracts in accumulation period:				
ING MAP PLUS NP11	13,526.817	$	12.78	$ 172,873
ING MAP PLUS NP14	273.709		12.66	3,465
ING MAP PLUS NP15	9,561.478		12.61	120,570
ING MAP PLUS NP29	538.277		12.04	6,481
	23,900.281			$ 303,389
Small Company Growth Portfolio				
Contracts in accumulation period:				
ING MAP PLUS NP8	541.606	$	14.29	$ 7,740
ING MAP PLUS NP11	1,930.306		14.14	27,295
ING MAP PLUS NP14	3,360.628		14.00	47,049
ING MAP PLUS NP15	250.848		13.96	3,502
ING MAP PLUS NP29	1,818.851		13.32	24,227
	7,902.239			$ 109,813

Division/Contract	Units	Unit Value	Extended Value
Wanger International			
Contracts in accumulation period:			
ING Custom Choice 62	1,067.719	$ 10.27	$ 10,965
ING Custom Choice 65	3,399.224	10.60	36,032
ING MAP PLUS NP6	2,828.535	10.58	29,926
ING MAP PLUS NP8	13,486.793	10.54	142,151
ING MAP PLUS NP12	239.120	10.46	2,501
ING MAP PLUS NP17	1,768.655	10.37	18,341
ING MAP PLUS NP18	3,358.900	10.35	34,765
ING MAP PLUS NP22	2,621.209	10.27	26,920
ING MAP PLUS NP23	186.147	10.25	1,908
ING MAP PLUS NP26	1,597.965	10.20	16,299
ING MAP PLUS NP27	4,112.470	10.18	41,865
ING MAP PLUS NP28	2,876.237	10.16	29,223
Qualified VI	423,413.678	10.27	4,348,458
Qualified XII (0.00)	140.873	10.75	1,514
Qualified XII (0.05)	25,680.047	10.75	276,061
Qualified XII (0.10)	94.934	10.72	1,018
Qualified XII (0.25)	6,894.380	10.66	73,494
Qualified XII (0.30)	9,673.677	10.64	102,928
Qualified XII (0.40)	26,700.967	10.60	283,030
Qualified XII (0.50)	681,129.270	10.56	7,192,725
Qualified XII (0.55)	6,239.169	10.54	65,761
Qualified XII (0.60)	839.630	10.52	8,833
Qualified XII (0.65)	10,340.652	10.50	108,577
Qualified XII (0.70)	7,375.508	10.48	77,295
Qualified XII (0.75)	272,508.274	10.46	2,850,437
Qualified XII (0.80)	48,365.181	10.44	504,932
Qualified XII (0.85)	275,242.429	10.42	2,868,026
Qualified XII (0.90)	8,038.225	10.41	83,678
Qualified XII (0.95)	64,560.029	10.39	670,779
Qualified XII (1.00)	437,431.499	10.37	4,536,165
Qualified XII (1.05)	6,993.129	10.35	72,379
Qualified XII (1.10)	9,020.766	10.33	93,185
Qualified XII (1.15)	18,722.584	10.31	193,030
Qualified XII (1.20)	3,199.925	10.29	32,927
Qualified XII (1.25)	37,896.848	10.27	389,201
Qualified XII (1.40)	3,209.053	10.22	32,797
Qualified XII (1.45)	371.598	10.20	3,790
Qualified XII (1.50)	1,163.615	10.18	11,846
Qualified XV	2,647.144	10.39	27,504
Qualified XVI	11,303.424	10.18	115,069
Qualified XVII	945.235	10.28	9,717
Qualified XXI	13,547.021	10.44	141,431
Qualified XXVI	473.767	10.46	4,956
Qualified XXXVIII	1,968.153	9.59	18,875
Qualified XLIII	113.856	9.42	1,073
Qualified LIV	25,065.148	10.44	261,680
Qualified LVI	4,105.506	10.67	43,806
	2,482,958.168		$ 25,897,873

Division/Contract	Units	Unit Value	Extended Value
Wanger Select			
Contracts in accumulation period:			
ING Custom Choice 62	4,320.356	$ 16.92	$ 73,100
ING Custom Choice 65	2,038.672	16.66	33,964
ING MAP PLUS NP15	6,722.901	13.40	90,087
ING MAP PLUS NP32	12.111	13.30	161
Qualified V	153.173	16.23	2,486
Qualified VI	1,320,344.304	16.40	21,653,647
Qualified X (1.15)	42,185.345	17.15	723,479
Qualified X (1.25)	61,267.264	17.04	1,043,994
Qualified XII (0.00)	448.143	17.83	7,990
Qualified XII (0.05)	206,819.511	17.80	3,681,387
Qualified XII (0.10)	19.559	17.71	346
Qualified XII (0.25)	120,047.076	17.54	2,105,626
Qualified XII (0.30)	12,185.099	17.48	212,996
Qualified XII (0.35)	1,499.952	17.42	26,129
Qualified XII (0.40)	22,095.270	17.36	383,574
Qualified XII (0.50)	916,219.413	17.25	15,804,785
Qualified XII (0.55)	99,455.774	17.19	1,709,645
Qualified XII (0.60)	6,247.294	17.13	107,016
Qualified XII (0.65)	788,982.627	17.07	13,467,933
Qualified XII (0.70)	64,884.865	17.02	1,104,340
Qualified XII (0.75)	335,314.899	16.96	5,686,941
Qualified XII (0.80)	75,495.316	16.90	1,275,871
Qualified XII (0.85)	404,307.228	16.85	6,812,577
Qualified XII (0.90)	27,833.300	16.79	467,321
Qualified XII (0.95)	239,449.125	16.74	4,008,378
Qualified XII (1.00)	1,033,203.845	16.68	17,233,840
Qualified XII (1.05)	11,997.617	16.62	199,400
Qualified XII (1.10)	25,888.311	16.57	428,969
Qualified XII (1.15)	39,156.577	16.51	646,475
Qualified XII (1.20)	10,673.097	16.46	175,679
Qualified XII (1.25)	54,436.297	16.40	892,755
Qualified XII (1.30)	622.231	16.35	10,173
Qualified XII (1.35)	151.676	16.30	2,472
Qualified XII (1.40)	5,886.527	16.24	95,597
Qualified XII (1.45)	88.495	16.19	1,433
Qualified XII (1.50)	1,551.627	16.13	25,028
Qualified XV	2,766.439	16.74	46,310
Qualified XVI	24,149.526	16.13	389,532
Qualified XVII	18.796	16.53	311
Qualified XVIII	7,758.612	17.31	134,302
Qualified XXI	33,583.188	16.90	567,556
Qualified XXVI	2,506.646	16.83	42,187
Qualified XXXIII (0.65)	14,371.728	17.60	252,942
Qualified XXXIV	2,761.683	9.95	27,479
Qualified XXXVIII	9,155.574	10.13	92,746
Qualified XLIII	1,552.338	9.95	15,446
Qualified LIV	49,238.830	16.42	808,502
Qualified LVI	17,698.688	16.78	296,984
	6,107,566.925		$ 102,869,891

Division/Contract	Units	Unit Value	Extended Value
Wanger USA			
Contracts in accumulation period:			
ING Custom Choice 62	1,925.077	$ 14.61	$ 28,125
ING Custom Choice 65	1,956.739	13.74	26,886
ING MAP PLUS NP11	1,249.570	16.37	20,455
ING MAP PLUS NP14	162.556	16.33	2,655
ING MAP PLUS NP23	69.862	16.21	1,132
Qualified V	22.843	14.22	325
Qualified VI	494,431.013	14.37	7,104,974
Qualified X (1.15)	6,911.226	15.15	104,705
Qualified X (1.25)	30,664.545	15.05	461,501
Qualified XII (0.00)	4,496.391	15.62	70,234
Qualified XII (0.05)	51,594.249	15.59	804,354
Qualified XII (0.10)	40.731	15.52	632
Qualified XII (0.25)	50,005.425	15.36	768,083
Qualified XII (0.30)	8,922.499	15.31	136,603
Qualified XII (0.35)	486.894	15.26	7,430
Qualified XII (0.40)	30,357.272	15.21	461,734
Qualified XII (0.50)	348,313.462	15.11	5,263,016
Qualified XII (0.55)	11,134.712	15.06	167,689
Qualified XII (0.60)	13,968.244	15.01	209,663
Qualified XII (0.65)	130,642.576	14.96	1,954,413
Qualified XII (0.70)	29,556.034	14.91	440,680
Qualified XII (0.75)	102,861.701	14.86	1,528,525
Qualified XII (0.80)	23,154.381	14.81	342,916
Qualified XII (0.85)	179,661.082	14.76	2,651,798
Qualified XII (0.90)	10,590.753	14.71	155,790
Qualified XII (0.95)	66,340.054	14.66	972,545
Qualified XII (1.00)	682,583.097	14.61	9,972,539
Qualified XII (1.05)	1,836.280	14.56	26,736
Qualified XII (1.10)	28,102.502	14.51	407,767
Qualified XII (1.15)	9,951.849	14.47	144,003
Qualified XII (1.20)	3,275.288	14.42	47,230
Qualified XII (1.25)	40,101.435	14.37	576,258
Qualified XII (1.30)	1,168.950	14.32	16,739
Qualified XII (1.35)	102.017	14.27	1,456
Qualified XII (1.40)	4,578.358	14.23	65,150
Qualified XII (1.45)	5,827.767	14.18	82,638
Qualified XII (1.50)	1,076.475	14.13	15,211
Qualified XV	496.394	14.66	7,277
Qualified XVI	12,677.179	14.13	179,129
Qualified XXI	10,656.831	14.81	157,828
Qualified XXVI	1,049.096	14.74	15,464
Qualified XXXIV	353.058	10.06	3,552
Qualified XXXVIII	8,731.461	10.25	89,497
Qualified XLIII	196.275	10.07	1,976
Qualified LIV	24,184.247	13.54	327,455
Qualified LVI	5,129.963	13.84	70,999
	2,441,598.413		$ 35,895,767

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund℠, Inc. - Class R-3			
Contracts in accumulation period:			
ING MAP PLUS NP1	22,019.447	$ 12.13	$ 267,096
ING MAP PLUS NP8	1,599.106	11.84	18,933
ING MAP PLUS NP9	65,435.480	11.80	772,139
ING MAP PLUS NP10	32,226.545	11.75	378,662
ING MAP PLUS NP11	61,273.185	11.71	717,509
ING MAP PLUS NP12	1,742.674	11.67	20,337
ING MAP PLUS NP13	7,413.565	11.63	86,220
ING MAP PLUS NP14	71,516.779	11.59	828,879
ING MAP PLUS NP15	39,786.213	11.55	459,531
ING MAP PLUS NP17	3,268.945	11.47	37,495
ING MAP PLUS NP18	80.688	11.43	922
ING MAP PLUS NP19	7,713.552	11.39	87,857
ING MAP PLUS NP20	39,665.527	11.36	450,600
ING MAP PLUS NP21	6,464.529	11.32	73,178
ING MAP PLUS NP22	1,824.251	11.28	20,578
ING MAP PLUS NP23	11,635.851	11.24	130,787
ING MAP PLUS NP24	1,570.665	11.20	17,591
ING MAP PLUS NP25	2.625	11.16	29
ING MAP PLUS NP26	3,995.141	11.12	44,426
ING MAP PLUS NP27	3,309.421	11.08	36,668
ING MAP PLUS NP28	834.062	11.05	9,216
ING MAP PLUS NP29	1,792.786	11.01	19,739
ING MAP PLUS NP30	2,280.512	10.97	25,017
ING MAP PLUS NP32	1,053.378	10.89	11,471
	388,504.927		$ 4,514,880
Washington Mutual Investors Fund℠, Inc. - Class R-4			
Contracts in accumulation period:			
ING Custom Choice 62	9,037.666	$ 11.72	$ 105,921
ING Custom Choice 65	64.435	11.62	749
Qualified V	2,170.100	11.35	24,631
Qualified VI	1,773,220.458	11.47	20,338,839
Qualified XII (0.25)	120,050.723	12.26	1,471,822
Qualified XII (0.30)	54,242.594	12.22	662,844
Qualified XII (0.40)	93,118.798	12.14	1,130,462
Qualified XII (0.50)	61,745.406	12.06	744,650
Qualified XII (0.55)	46,912.671	12.02	563,890
Qualified XII (0.60)	46,707.687	11.98	559,558
Qualified XII (0.65)	197,389.061	11.94	2,356,825
Qualified XII (0.70)	80,860.402	11.90	962,239
Qualified XII (0.75)	163,117.673	11.86	1,934,576
Qualified XII (0.80)	647,139.614	11.82	7,649,190
Qualified XII (0.85)	455,530.213	11.78	5,366,146
Qualified XII (0.90)	74,399.941	11.74	873,455
Qualified XII (0.95)	403,203.895	11.70	4,717,486
Qualified XII (1.00)	961,182.495	11.66	11,207,388
Qualified XII (1.05)	28,739.815	11.63	334,244

Division/Contract	Units	Unit Value	Extended Value
Washington Mutual Investors Fund^{SM}, Inc. - Class R-4 (continued)			
Qualified XII (1.10)	86,376.979	$ 11.59	$ 1,001,109
Qualified XII (1.15)	49,816.558	11.55	575,381
Qualified XII (1.20)	25,001.119	11.51	287,763
Qualified XII (1.25)	197,118.053	11.47	2,260,944
Qualified XII (1.30)	123.031	11.43	1,406
Qualified XII (1.35)	839.351	11.39	9,560
Qualified XII (1.40)	19,153.719	11.36	217,586
Qualified XII (1.45)	1,696.173	11.32	19,201
Qualified XIII	378.605	11.70	4,430
Qualified XV	5,019.343	11.70	58,726
Qualified XVI	36,818.418	11.28	415,312
Qualified XVII	1,843.761	11.56	21,314
Qualified XXVI	1,193.542	11.77	14,048
Qualified XXVII	1,399,928.013	11.14	15,595,198
Qualified XXXIV	4,494.032	8.54	38,379
Qualified XXXVIII	22,811.739	8.70	198,462
Qualified XLIII	588.956	8.54	5,030
Qualified LIV	45,490.808	11.45	520,870
Qualified LVI	19,117.466	11.70	223,674
	7,136,643.313		$ 82,473,308
Wells Fargo Advantage Small Cap Value Fund - Class A			
Contracts in accumulation period:			
Qualified XII (1.00)	9,304.635	$ 12.65	$ 117,704
Wells Fargo Advantage Special Small Cap Values Fund - Class A			
Contracts in accumulation period:			
ING MAP PLUS NP9	5,409.497	$ 15.01	$ 81,197
ING MAP PLUS NP14	383.371	14.76	5,659
ING MAP PLUS NP17	6,610.783	14.60	96,517
ING MAP PLUS NP20	7,278.559	14.45	105,175
ING MAP PLUS NP26	1,642.564	14.16	23,259
ING MAP PLUS NP27	249.690	14.11	3,523
Qualified V	362.167	22.23	8,051
Qualified VI	735,440.474	22.60	16,620,955
Qualified XII (0.10)	23.771	25.47	605
Qualified XII (0.25)	45,588.673	25.07	1,142,908
Qualified XII (0.30)	7,895.467	24.94	196,913
Qualified XII (0.40)	27,041.410	24.68	667,382
Qualified XII (0.50)	14,920.077	24.43	364,497
Qualified XII (0.55)	13,331.591	24.30	323,958
Qualified XII (0.60)	15,863.761	24.18	383,586
Qualified XII (0.65)	50,017.910	24.05	1,202,931
Qualified XII (0.70)	21,191.967	23.93	507,124
Qualified XII (0.75)	151,882.640	23.80	3,614,807
Qualified XII (0.80)	9,855.481	23.68	233,378
Qualified XII (0.85)	150,993.199	23.56	3,557,400
Qualified XII (0.90)	51,211.820	23.43	1,199,893

Division/Contract	Units	Unit Value	Extended Value
Wells Fargo Advantage Special Small Cap Values Fund - Class A (continued)			
Qualified XII (0.95)	101,237.741	$ 23.31	$ 2,359,852
Qualified XII (1.00)	559,217.480	23.19	12,968,253
Qualified XII (1.05)	15,912.208	23.07	367,095
Qualified XII (1.10)	20,927.325	22.95	480,282
Qualified XII (1.15)	42,598.199	22.83	972,517
Qualified XII (1.20)	4,529.943	22.71	102,875
Qualified XII (1.25)	35,529.308	22.60	802,962
Qualified XII (1.30)	1,728.835	22.48	38,864
Qualified XII (1.35)	112.638	22.36	2,519
Qualified XII (1.40)	3,854.516	22.25	85,763
Qualified XII (1.45)	801.225	22.13	17,731
Qualified XII (1.50)	3.660	22.02	81
Qualified XVI	9,301.973	22.02	204,829
Qualified XVII	406.682	22.60	9,191
Qualified XXVII	2,168,778.414	22.98	49,838,528
Qualified XXXIV	1,868.453	10.04	18,759
Qualified XXXVIII	362.737	10.22	3,707
Qualified LIV	40,888.994	13.49	551,593
	4,325,255.203		$ 99,165,119

ING Custom Choice 62

Group Contracts issued in connection with ING Custom Choice Special Pay product at 125 basis point charge.

ING Custom Choice 65

Group Contracts issued in connection with ING Custom Choice Original and Value product at 40 basis point charge.

ING Educator's Direct

Group Contracts issued in connection with ING Educator's Direct 403(b) program in Delaware at a zero basis point charge, effective in 2009.

ING MAP PLUS

Group contracts issued in connection with ING MAP Plus NP, shown separately for differing daily asset charges.

Qualified I

Individual Contracts issued prior to May 1, 1975 in connection with "Qualified Corporate Retirement Plans" established pursuant to Section 401 of the Internal Revenue Code ("Code"); tax-deferred annuity plans established by the public school systems and tax-exempt organizations pursuant to Section 403(b) of the Code, and certain individual retirement annuity plans established by or on behalf of individuals pursuant to Section 408(b) of the Code; individual Contracts issued prior to November 1, 1975 in connection with "H.R. 10 Plans" established by persons entitled to the benefits of the Self-Employed Individuals Tax Retirement Act of 1962, as amended; allocated group Contracts issued prior to May 1, 1975 in connection with qualified corporate retirement plans; and group Contracts issued prior to October 1, 1978 in connection with tax-deferred annuity plans.

Qualified V

Certain group AetnaPlus Contracts issued since August 28, 1992 in connection with "Optional Retirement Plans" established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code.

Qualified VI

Certain group AetnaPlus Contracts issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans since August 28, 1992.

Qualified VII

Certain existing Contracts that were converted to ACES, an administrative system (previously valued under Qualified I).

Qualified VIII

Group AetnaPlus Contracts issued in connection with Tax-Deferred Annuity Plans and Deferred Compensation Plans adopted by state and local governments since June 30, 1993.

Qualified IX

Certain large group Contracts (Jumbo) that were converted to ACES, an administrative system (previously valued under Qualified VI).

Qualified X

Individual retirement annuity and Simplified Employee Pension ("SEP") plans issued or converted to ACES, an administrative system.

Qualified XII

Group Retirement Plus and Voluntary TDA Contracts issued since 1996 in connection with plans established pursuant to Section 403(b) or 401(a) of the Internal Revenue Code, shown separately by applicable daily charge; and Contracts issued since October 1, 1996 in connection with optional retirement plans established pursuant to Section 403(b) or 403(a) of the Internal Revenue Code.

Qualified XIII

Group Contracts issued in connection with ING Custom Choice Original and Value product at 95 basis point charge.

Qualified XV

Certain existing Contracts issued in connection with deferred compensation plans issued through product exchange on December 16, 1996 (previously valued under Qualified VI), and new Contracts issued after that date in connection with certain deferred compensation plans.

Qualified XVI

Group AetnaPlus Contracts assessing an administrative expense charge effective April 7, 1997 issued in connection with tax-deferred annuity plans, Retirement Plus plans and deferred compensation plans.

Qualified XVII

Group AetnaPlus Contracts containing contractual limits on fees issued in connection with tax-deferred annuity plans and deferred compensation plans, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XVIII

Individual retirement annuity and SEP plan Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XIX

Group Corporate 401 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XX

Group HR 10 Contracts containing contractual limits on fees, which resulted in reduced daily charges for certain funding options effective May 29, 1997.

Qualified XXI

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXII

Certain existing Contracts issued in connection with deferred compensation plans having Contract modifications effective May 20, 1999.

Qualified XXVI

Group Contracts issued in connection with Aetna Government Custom Choice plans having Contract modifications effective October 2000 to lower mortality and expense fee.

Qualified XXVII

Group Contracts issued in connection with tax deferred annuity plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXVIII

Group Contracts issued in connection with optional retirement plans having Contract modifications effective February 2000 to lower mortality and expense fee.

Qualified XXIX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXX

Individual Contracts issued in connection with tax-deferred annuity plans and individual retirement annuity plans since May 1, 1975, H.R. 10 Plans since November 1, 1975, group Contracts issued since October 1, 1978 in connection with tax-deferred annuity plans and group Contracts issued since May 1, 1979 in connection with deferred compensation plans adopted by state and local governments and H.R. 10 Plans.

Qualified XXXII

Individual Contracts issued in connection with the 1992/1994 Pension IRA at 125 basis points, effective in 2004.

Qualified XXXIII

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 40 and 65 basis points.

Qualified XXXIV

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at 90 basis point charge.

Qualified XXXV

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 35 basis points.

Qualified XXXVI

Group Contracts issued in connection with Multiple Sponsored Retirement Options product at 55 and 80 basis points.

Qualified XXXVIII

Group Contracts issued in connection with ING Retirement Plus and ING Voluntary TDA products at a zero basis point charge.

Qualified XLII

Group Contracts issued in connection with ING Custom Choice Original and Value product at a zero basis point charge.

Qualified XLIII

Group Contracts issued in connection with ING Custom Choice Original and Value product at 75 basis point charge.

Qualified LIV

Group Contracts issued in connection with ING Custom Choice Original and Value product at 80 basis point charge.

Qualified LVI

Group Contracts issued in connection with ING Custom Choice Original and Value product at 25 basis point charge.

10.   Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying funds, investment income ratios, and total return for the years ended December 31, 2010, 2009, 2008, 2007 and 2006, follows:

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Alger Green Fund - Class A												
2010	114	$8.90	to	$14.36	$1,614	-	0.00%	to	1.50%	7.97%	to	9.57%
2009	91	$8.26	to	$13.24	$1,064	(d)	0.00%	to	1.50%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
AllianceBernstein Growth and Income Fund, Inc. - Class A												
2010	18	$10.14	to	$10.79	$191	0.52%	0.60%	to	1.50%	11.39%	to	12.40%
2009	21	$9.07	to	$9.60	$196	1.17%	0.60%	to	1.55%	19.03%	to	20.15%
2008	19	$7.62	to	$7.94	$146	2.26%	0.70%	to	1.55%	-41.57%	to	-41.19%
2007	9	$13.01	to	$13.50	$120	1.08%	0.70%	to	1.65%	3.75%	to	4.39%
2006	5	$12.54	to	$12.76	$65	1.35%	1.05%	to	1.65%		15.48%	
AllianceBernstein Growth and Income Portfolio - Class A												
2010	42	$10.93	to	$11.11	$457	-	1.00%	to	1.25%	11.64%	to	12.00%
2009	44	$9.79	to	$9.92	$434	3.98%	1.00%	to	1.25%	19.39%	to	19.52%
2008	45	$8.20	to	$8.30	$371	2.17%	1.00%	to	1.25%	-41.39%	to	-41.18%
2007	46	$13.99	to	$14.11	$645	1.66%	1.00%	to	1.25%	3.78%	to	4.06%
2006	41	$13.48	to	$13.56	$557	1.74%	1.00%	to	1.25%	15.91%	to	15.97%
Allianz NFJ Dividend Value Fund - Class A												
2010	19	$13.67	to	$13.74	$258	3.06%	0.70%	to	1.00%		11.96%	
2009	11		$12.21		$134	(d)		1.00%			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Allianz NFJ Large-Cap Value Fund - Institutional Class												
2010	234	$7.78	to	$8.04	$1,879	2.62%	0.00%	to	1.25%	11.30%	to	12.76%
2009	165	$6.99	to	$7.13	$1,179	3.07%	0.00%	to	1.25%	14.78%	to	16.12%
2008	95	$6.09	to	$6.14	$580	(c)	0.00%	to	1.25%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
Allianz NFJ Small-Cap Value Fund - Class A												
2010	22	$17.05	to	$18.40	$398	1.04%	0.55%	to	1.65%	22.84%	to	24.05%
2009	39	$13.88	to	$14.77	$563	2.22%	0.60%	to	1.65%	22.70%	to	23.19%
2008	29	$11.64	to	$12.02	$336	1.27%	0.55%	to	1.20%	-27.34%	to	-27.09%
2007	28	$16.02	to	$16.30	$454	1.93%	0.75%	to	1.20%	4.84%	to	5.30%
2006	31	$15.28	to	$15.50	$477	1.87%	0.70%	to	1.20%	17.18%	to	17.59%
Amana Growth Fund												
2010	1,503	$10.90	to	$14.33	$18,000	0.03%	0.00%	to	1.65%	14.12%	to	47.13%
2009	546	$9.55	to	$12.44	$5,651	-	0.00%	to	1.50%		32.34%	
2008	5		$7.36		$36	(c)		0.05%			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
Amana Income Fund												
2010	2,466	$10.87	to	$13.81	$29,407	1.54%	0.00%	to	1.55%	10.51%	to	35.39%
2009	976	$9.83	to	$12.44	$10,356	1.23%	0.00%	to	1.55%		23.52%	
2008	6		$8.12		$46	(c)		0.05%			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
American Balanced Fund® - Class R-3												
2010	497	$11.72	to	$13.05	$6,178	1.82%	0.00%	to	1.55%	11.01%	to	12.69%
2009	524	$10.63	to	$11.58	$5,796	2.47%	0.00%	to	1.45%	18.97%	to	20.75%
2008	439	$8.96	to	$9.59	$4,066	2.93%	0.00%	to	1.40%	-26.93%	to	-25.95%
2007	506	$12.24	to	$12.95	$6,361	2.43%	0.00%	to	1.45%	4.70%	to	5.95%
2006	422	$11.66	to	$12.12	$5,014	2.18%	0.20%	to	1.55%	9.69%	to	11.20%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
American Century Inflation-Adjusted Bond Fund - Investor Class												
2010	1,607	$11.02	to	$11.37	$17,967	2.49%	0.00%	to	1.90%	3.75%	to	5.47%
2009	846	$10.67	to	$10.78	$9,060	(d)	0.00%	to	1.65%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
American Century Income & Growth Fund - A Class												
2010	509	$10.02	to	$30.99	$5,100	1.15%		1.00%		12.69%	to	12.71%
2009	523	$8.89	to	$27.50	$4,656	1.84%		1.00%		16.36%	to	16.43%
2008	484	$7.64	to	$23.62	$3,705	1.55%		1.00%		-35.46%	to	-35.42%
2007	471	$11.83	to	$36.60	$5,597	1.28%	1.00%	to	1.10%	-1.62%	to	-1.50%
2006	495	$12.01	to	$37.17	$5,990	1.59%	1.00%	to	1.10%	15.59%	to	15.70%
Ariel Appreciation Fund												
2010	62	$12.40	to	$13.61	$833	-	0.75%	to	2.10%	17.20%	to	18.76%
2009	55	$10.58	to	$11.46	$622	0.20%	0.75%	to	2.10%	59.58%	to	61.70%
2008	57	$6.63	to	$7.09	$395	0.62%	0.75%	to	2.10%	-41.99%	to	-41.32%
2007	49	$11.43	to	$11.96	$578	0.50%	0.95%	to	2.10%	-3.27%	to	-2.29%
2006	52	$11.91	to	$12.24	$629	0.05%	0.95%	to	1.90%	8.87%	to	9.87%
Ariel Fund												
2010	202	$11.52	to	$17.82	$2,518	-	0.00%	to	2.10%	23.35%	to	25.12%
2009	124	$9.68	to	$10.51	$1,271	-	0.70%	to	2.10%	60.42%	to	62.23%
2008	101	$6.14	to	$6.51	$638	1.36%	0.60%	to	1.80%	-49.17%	to	-48.54%
2007	68	$11.93	to	$12.65	$838	0.40%	0.60%	to	2.10%	-3.52%	to	-2.40%
2006	52	$12.51	to	$12.91	$660	-	0.70%	to	1.80%	8.48%	to	9.22%
Artisan International Fund - Investor Shares												
2010	306	$7.98	to	$13.98	$2,510	0.92%	0.00%	to	1.50%	4.44%	to	5.87%
2009	233	$7.64	to	$13.31	$1,829	1.95%	0.00%	to	1.50%	37.66%	to	39.75%
2008	57	$5.55	to	$5.82	$324	(c)	0.00%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Aston/Optimum Mid Cap Fund - Class N												
2010	249	$11.69	to	$11.79	$2,925	(e)	0.25%	to	1.50%	(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
BlackRock Equity Dividend Fund - Investor A Shares												
2010	15		$11.80		$183	(e)		0.80%		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
2007	(e)		(e)		(e)	(e)		(e)		(e)		
2006	(e)		(e)		(e)	(e)		(e)		(e)		
BlackRock Mid Cap Value Opportunities Fund - Investor A Shares												
2010	285	$15.57	to	$16.16	$4,516	-	0.00%	to	1.50%	24.01%	to	25.18%
2009	21	$12.58	to	$12.99	$263	(d)	0.40%	to	1.40%	(d)		
2008	(d)		(d)		(d)	(d)		(d)		(d)		
2007	(d)		(d)		(d)	(d)		(d)		(d)		
2006	(d)		(d)		(d)	(d)		(d)		(d)		
The Bond Fund of America[SM], Inc. - Class R-4												
2010	780	$10.38	to	$10.80	$8,210	4.03%	0.00%	to	1.50%	5.70%	to	7.25%
2009	604	$9.82	to	$10.07	$5,982	4.37%	0.00%	to	1.50%	13.13%	to	14.82%
2008	222	$8.68	to	$8.77	$1,929	(c)	0.00%	to	1.50%	(c)		
2007	(c)		(c)		(c)	(c)		(c)		(c)		
2006	(c)		(c)		(c)	(c)		(c)		(c)		
Calvert VP SRI Balanced Portfolio												
2010	2,182	$9.38	to	$31.39	$45,223	1.41%	0.00%	to	1.50%	10.42%	to	12.09%
2009	2,270	$8.44	to	$28.29	$42,394	2.14%	0.00%	to	1.50%	23.43%	to	25.38%
2008	2,367	$6.80	to	$22.80	$35,890	2.51%	0.00%	to	1.95%	-32.37%	to	-31.38%
2007	2,618	$12.00	to	$33.54	$59,468	2.34%	0.00%	to	1.50%	1.21%	to	2.75%
2006	2,925	$11.75	to	$32.97	$65,397	2.25%	0.00%	to	1.50%	7.14%	to	8.80%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Capital World Growth & Income Fund[SM], Inc. - Class R-3												
2010	27	$13.56	to	$13.80	$363	2.65%	0.20%	to	1.25%	6.85%	to	6.85%
2009	1	$12.84	to	$12.85	$14	(d)	0.50%	to	0.55%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
Columbia[SM] Acorn Fund® - Class A												
2010	1	$13.20	to	$13.23	$9	(e)	0.95%	to	1.15%		(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
Columbia[SM] Acorn Fund® - Class Z												
2010	631	$10.87	to	$11.24	$7,095	0.17%	0.00%	to	1.25%	24.37%	to	26.01%
2009	275	$8.74	to	$8.92	$2,451	0.31%	0.00%	to	1.25%	37.85%	to	39.59%
2008	126	$6.34	to	$6.39	$807	(c)	0.00%	to	1.25%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
Columbia Mid Cap Value Fund - Class A												
2010	399	$9.54	to	$9.90	$3,877	1.20%	0.25%	to	1.65%	21.09%	to	22.68%
2009	371	$7.90	to	$8.11	$2,961	0.84%	0.00%	to	1.60%	30.15%	to	32.30%
2008	258	$6.07	to	$6.13	$1,575	(c)	0.00%	to	1.55%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
Columbia Mid Cap Value Fund - Class Z												
2010	273	$9.82	to	$10.03	$2,739	1.48%	0.00%	to	0.80%	22.14%	to	23.22%
2009	161	$8.04	to	$8.14	$1,314	1.07%	0.00%	to	0.80%	31.59%	to	32.57%
2008	91	$6.11	to	$6.14	$561	(c)	0.00%	to	0.80%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
CRM Mid Cap Value Fund - Investor Shares												
2010	16	$14.11	to	$14.37	$223	0.68%	0.45%	to	1.55%	17.78%	to	18.08%
2009	6	$12.15	to	$12.17	$70	(d)	0.45%	to	0.70%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
Dodge & Cox International Stock Fund												
2010	-		$11.80		$4	(e)		1.35%			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
DWS Equity 500 Index Fund - Class S												
2010	26		$13.53		$351	1.67%		1.00%			13.79%	
2009	21		$11.89		$247	1.93%		1.00%			25.03%	
2008	18		$9.51		$168	2.02%		1.00%			-37.72%	
2007	15		$15.27		$228	2.03%		1.00%			4.30%	
2006	11		$14.64		$167	1.85%		1.00%			14.46%	
Eaton Vance Large-Cap Value Fund - Class R												
2010	3	$13.20	to	$13.40	$38	-	0.20%	to	1.10%	9.09%	to	9.17%
2009	1		$12.21		$13	(d)	0.50%	to	0.55%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
EuroPacific Growth Fund® - Class R-3												
2010	742	$16.06	to	$18.12	$12,954	1.19%	0.00%	to	1.75%	7.21%	to	9.09%
2009	721	$14.98	to	$16.61	$11,577	1.76%	0.00%	to	1.75%	36.31%	to	38.65%
2008	622	$10.99	to	$11.98	$7,252	1.89%	0.00%	to	1.75%	-41.76%	to	-40.69%
2007	486	$18.87	to	$20.20	$9,594	2.23%	0.00%	to	1.75%	16.70%	to	18.27%
2006	225	$16.29	to	$16.91	$3,767	1.95%	0.25%	to	1.55%	19.60%	to	21.13%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
EuroPacific Growth Fund® - Class R-4												
2010	16,595	$8.81	to	$18.31	$279,835	1.48%	0.00%	to	1.50%	7.74%	to	9.40%
2009	15,890	$8.12	to	$16.80	$247,037	2.00%	0.00%	to	1.50%	37.08%	to	39.25%
2008	13,832	$5.88	to	$12.16	$155,758	2.22%	0.00%	to	1.50%	-41.44%	to	-40.56%
2007	11,118	$9.92	to	$20.24	$212,894	2.15%	0.00%	to	1.50%	17.11%	to	18.85%
2006	8,654	$14.58	to	$17.16	$141,230	2.13%	0.00%	to	1.50%	20.03%	to	21.40%
Fidelity® Advisor New Insights Fund - Institutional Class												
2010	3	$12.21	to	$12.24	$38	(e)	0.90%	to	1.15%		(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
Fidelity® VIP Equity-Income Portfolio - Initial Class												
2010	14,409	$8.06	to	$28.09	$280,318	1.76%	0.00%	to	2.15%	12.73%	to	15.25%
2009	15,503	$7.06	to	$24.68	$263,715	2.20%	0.00%	to	2.15%	27.38%	to	30.20%
2008	16,023	$5.46	to	$19.17	$213,311	2.47%	0.00%	to	2.15%	-43.84%	to	-42.62%
2007	17,821	$13.07	to	$33.82	$426,528	1.84%	0.00%	to	2.15%	-0.38%	to	1.55%
2006	18,954	$13.23	to	$33.70	$455,731	3.30%	0.00%	to	1.95%	17.81%	to	20.16%
Fidelity® VIP Growth Portfolio - Initial Class												
2010	13,207	$8.07	to	$27.24	$225,726	0.34%	0.00%	to	1.85%	21.91%	to	24.36%
2009	13,653	$6.55	to	$22.19	$190,848	0.43%	0.00%	to	1.85%	25.83%	to	28.29%
2008	14,257	$5.14	to	$17.49	$159,095	0.83%	0.00%	to	1.85%	-48.12%	to	-47.17%
2007	15,005	$13.28	to	$33.50	$329,714	0.83%	0.00%	to	1.85%	24.81%	to	26.93%
2006	16,905	$10.60	to	$26.69	$295,822	0.40%	0.00%	to	1.65%	5.20%	to	6.89%
Fidelity® VIP High Income Portfolio - Initial Class												
2010	812	$12.18	to	$13.22	$9,957	7.77%	0.95%	to	1.50%	12.13%	to	12.78%
2009	828	$10.80	to	$11.79	$9,003	9.19%	0.95%	to	1.50%	41.88%	to	42.48%
2008	657	$7.58	to	$8.31	$5,016	8.83%	0.95%	to	1.50%	-26.13%	to	-25.69%
2007	735	$10.20	to	$11.25	$7,556	8.27%	1.00%	to	1.50%	1.26%	to	1.78%
2006	767	$10.04	to	$11.11	$7,752	8.35%	1.00%	to	1.50%	9.57%	to	10.12%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Overseas Portfolio - Initial Class												
2010	2,316	$7.74	to	$20.75	$36,340	1.31%	0.00%	to	1.50%	11.42%	to	13.20%
2009	2,527	$6.90	to	$18.33	$35,651	2.07%	0.00%	to	1.50%	24.57%	to	26.52%
2008	2,600	$5.50	to	$14.49	$29,665	2.56%	0.00%	to	1.50%	-44.66%	to	-43.84%
2007	2,877	$13.33	to	$25.80	$60,698	3.37%	0.00%	to	1.50%	15.56%	to	17.27%
2006	2,821	$11.47	to	$22.00	$51,710	0.89%	0.00%	to	1.50%	16.32%	to	18.09%
Fidelity® VIP Contrafund® Portfolio - Initial Class												
2010	38,963	$8.83	to	$37.67	$1,058,819	1.19%	0.00%	to	2.15%	14.74%	to	17.37%
2009	40,206	$7.59	to	$32.46	$970,509	1.37%	0.00%	to	2.15%	32.82%	to	35.75%
2008	39,866	$5.64	to	$24.16	$722,264	1.02%	0.00%	to	2.15%	-43.75%	to	-29.20%
2007	40,117	$14.19	to	$42.45	$1,311,557	0.95%	0.00%	to	2.15%	-6.90%	to	17.56%
2006	40,979	$12.07	to	$36.46	$1,176,582	1.31%	0.00%	to	1.95%	9.57%	to	11.73%
Fidelity® VIP Index 500 Portfolio - Initial Class												
2010	4,089	$25.79	to	$26.00	$106,249	1.90%	0.95%	to	1.00%	13.84%	to	13.91%
2009	4,173	$22.64	to	$22.84	$95,244	2.48%	0.95%	to	1.00%	25.36%	to	25.43%
2008	4,127	$18.05	to	$18.22	$75,139	2.23%	0.95%	to	1.00%	-37.63%	to	-37.62%
2007	4,341	$28.94	to	$29.21	$126,698	3.67%	1.00%	to	1.10%	4.29%	to	4.40%
2006	4,609	$27.75	to	$27.98	$128,845	1.65%	1.00%	to	1.10%	14.43%	to	14.58%
Fidelity® VIP Mid Cap Portfolio - Initial Class												
2010	1,329		$15.45		$20,531	0.39%		-			28.86%	
2009	1,163		$11.99		$13,948	0.73%		-			40.07%	
2008	935		$8.56		$8,006	0.55%		-			-39.42%	
2007	706		$14.13		$9,972	0.92%		-			15.63%	
2006	446		$12.22		$5,451	(a)		-			(a)	
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class												
2010	947	$23.09	to	$23.28	$22,008	1.67%	0.95%	to	1.00%	13.12%	to	13.19%
2009	979	$20.40	to	$20.58	$20,099	2.41%	0.95%	to	1.00%	27.83%	to	27.90%
2008	968	$15.95	to	$16.10	$15,560	3.00%	0.95%	to	1.00%		-29.42%	
2007	889	$22.60	to	$22.81	$20,260	6.08%	1.00%	to	1.10%	14.20%	to	14.34%
2006	921	$19.79	to	$19.95	$18,360	2.71%	1.00%	to	1.10%	6.17%	to	6.29%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Mutual Global Discovery Fund - Class R												
2010	228	$15.81	to	$17.53	$3,888	1.60%	0.25%	to	1.75%	8.96%	to	10.53%
2009	217	$14.51	to	$16.09	$3,353	0.89%	0.00%	to	1.75%	18.87%	to	20.31%
2008	160	$12.35	to	$13.10	$2,067	1.20%	0.35%	to	1.55%	-28.07%	to	-27.22%
2007	138	$17.17	to	$18.00	$2,445	2.27%	0.35%	to	1.55%	9.02%	to	10.43%
2006	89	$15.75	to	$16.30	$1,438	2.06%	0.35%	to	1.55%	20.97%	to	22.16%
Franklin Small-Mid Cap Growth Fund - Class A												
2010	47	$13.68	to	$15.12	$681	-	0.30%	to	1.75%	26.20%	to	28.04%
2009	50	$10.84	to	$11.81	$563	-	0.30%	to	1.75%	40.78%	to	42.81%
2008	49	$7.70	to	$8.27	$396	0.17%	0.30%	to	1.75%	-43.55%	to	-43.03%
2007	55	$13.64	to	$14.24	$767	-	0.65%	to	1.75%	9.73%	to	10.99%
2006	44	$12.43	to	$12.83	$556	-	0.65%	to	1.75%	5.76%	to	6.60%
Franklin Small Cap Value Securities Fund - Class 2												
2010	6,233	$10.33	to	$21.19	$119,932	0.74%	0.00%	to	1.95%	25.72%	to	28.24%
2009	5,720	$8.12	to	$16.69	$86,667	1.55%	0.00%	to	1.95%	26.67%	to	29.30%
2008	5,364	$6.33	to	$13.05	$63,473	1.21%	0.00%	to	1.90%	-34.15%	to	-32.98%
2007	5,150	$12.76	to	$19.69	$91,636	0.69%	0.00%	to	1.95%	-4.10%	to	-2.71%
2006	4,814	$13.16	to	$20.37	$88,521	0.64%	0.15%	to	1.75%	15.05%	to	16.53%
Fundamental Investors[SM], Inc. - Class R-3												
2010	87	$8.90	to	$9.27	$793	1.08%	0.00%	to	1.55%	12.17%	to	13.42%
2009	63	$7.97	to	$8.12	$505	0.77%	0.25%	to	1.40%	31.09%	to	32.35%
2008	2	$6.08	to	$6.12	$13	(c)	0.40%	to	1.35%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
Fundamental Investors[SM], Inc. - Class R-4												
2010	3,501	$8.98	to	$9.35	$31,928	1.44%	0.00%	to	1.50%	12.25%	to	14.02%
2009	2,700	$8.00	to	$8.20	$21,781	1.62%	0.00%	to	1.50%	31.36%	to	33.33%
2008	1,355	$6.09	to	$6.15	$8,280	(c)	0.00%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
The Growth Fund of America® - Class R-3												
2010	1,342	$10.34	to	$13.84	$17,580	0.60%	0.00%	to	1.75%	9.96%	to	11.97%
2009	1,299	$9.33	to	$12.36	$15,280	0.73%	0.00%	to	1.75%	31.80%	to	34.06%
2008	1,082	$7.03	to	$9.22	$9,558	0.68%	0.00%	to	1.75%	-40.25%	to	-39.22%
2007	848	$11.68	to	$15.17	$12,442	0.92%	0.00%	to	1.75%	8.85%	to	10.36%
2006	584	$10.67	to	$13.63	$7,813	0.76%	0.20%	to	1.55%	8.89%	to	10.29%
The Growth Fund of America® - Class R-4												
2010	23,779	$8.79	to	$14.10	$313,633	0.88%	0.00%	to	1.50%	10.63%	to	12.30%
2009	23,386	$7.89	to	$12.56	$277,112	1.00%	0.00%	to	1.50%	32.53%	to	34.63%
2008	20,363	$5.91	to	$9.34	$181,120	0.98%	0.00%	to	1.50%	-40.00%	to	-39.03%
2007	16,882	$9.72	to	$15.32	$248,778	1.08%	0.00%	to	1.50%	9.19%	to	10.52%
2006	14,655	$12.90	to	$13.73	$196,584	0.91%	0.30%	to	1.50%	9.29%	to	10.56%
The Hartford Capital Appreciation Fund - Class R4												
2010	17	$11.48			$190	(e)	0.65%			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
The Hartford Dividend And Growth Fund - Class R4												
2010	4	$11.16			$46	(e)	0.65%			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
The Income Fund of America® - Class R-3												
2010	147	$12.33	to	$13.91	$1,942	3.82%	0.00%	to	1.75%	9.70%	to	11.55%
2009	149	$11.24	to	$12.47	$1,778	4.47%	0.00%	to	1.75%	21.91%	to	24.08%
2008	158	$9.22	to	$10.05	$1,535	4.57%	0.00%	to	1.75%	-30.42%	to	-29.18%
2007	121	$13.25	to	$14.19	$1,660	3.34%	0.00%	to	1.75%	1.83%	to	3.08%
2006	77	$13.12	to	$13.65	$1,032	3.12%	0.20%	to	1.55%	18.13%	to	19.60%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Balanced Portfolio - Class I												
2010	14,952	$9.56	to	$38.46	$347,585	2.78%	0.00%	to	1.95%	11.89%	to	14.19%
2009	16,466	$8.44	to	$34.02	$341,845	4.46%	0.00%	to	1.95%	16.92%	to	19.28%
2008	17,863	$7.13	to	$28.80	$314,926	3.72%	0.00%	to	1.95%	-29.49%	to	1.49%
2007	21,542	$12.24	to	$40.44	$528,434	2.68%	0.00%	to	1.95%	-27.07%	to	5.54%
2006	24,020	$11.74	to	$38.67	$588,364	2.43%	0.00%	to	1.95%	7.84%	to	9.99%
ING Real Estate Fund - Class A												
2010	117	$15.50	to	$17.49	$1,971	2.35%	0.00%	to	1.75%	25.63%	to	27.39%
2009	122	$12.60	to	$13.73	$1,611	3.77%	0.00%	to	1.45%	27.79%	to	29.65%
2008	133	$9.86	to	$10.59	$1,357	3.35%	0.00%	to	1.45%	-36.10%	to	-35.15%
2007	121	$15.25	to	$16.33	$1,923	2.75%	0.00%	to	1.75%	-17.75%	to	-16.74%
2006	124	$18.70	to	$19.45	$2,373	2.49%	0.20%	to	1.55%	34.10%	to	35.71%
ING GNMA Income Fund - Class A												
2010	367	$10.20	to	$15.66	$4,750	3.74%	0.00%	to	1.55%	4.56%	to	6.24%
2009	388	$11.85	to	$12.98	$4,826	4.15%	0.00%	to	1.55%	3.40%	to	4.93%
2008	238	$11.46	to	$12.37	$2,835	3.54%	0.00%	to	1.55%	5.23%	to	6.91%
2007	126	$10.89	to	$11.57	$1,405	3.87%	0.00%	to	1.55%	4.11%	to	5.37%
2006	91	$10.44	to	$10.87	$973	5.45%	0.20%	to	1.55%	2.75%	to	3.93%
ING Intermediate Bond Fund - Class A												
2010	326	$11.66	to	$12.97	$4,053	5.17%	0.00%	to	1.55%	8.06%	to	9.64%
2009	334	$10.79	to	$11.83	$3,799	6.26%	0.00%	to	1.55%	11.01%	to	12.88%
2008	342	$9.72	to	$10.48	$3,481	4.43%	0.00%	to	1.55%	-11.39%	to	-10.04%
2007	269	$10.97	to	$11.65	$3,064	4.22%	0.00%	to	1.55%	4.18%	to	5.34%
2006	151	$10.53	to	$10.95	$1,633	4.65%	0.20%	to	1.55%	2.13%	to	3.33%
ING Intermediate Bond Portfolio - Class I												
2010	17,564	$11.13	to	$89.57	$383,698	5.05%	0.00%	to	1.95%	7.67%	to	9.98%
2009	18,464	$10.21	to	$82.40	$378,989	6.63%	0.00%	to	2.05%	9.31%	to	11.57%
2008	18,571	$9.22	to	$83.76	$350,384	5.64%	0.00%	to	2.05%	-10.25%	to	6.66%
2007	19,947	$11.00	to	$92.31	$421,252	3.81%	0.00%	to	1.95%	-11.31%	to	5.99%
2006	19,472	$10.56	to	$87.81	$400,146	3.99%	0.00%	to	1.95%	2.02%	to	4.12%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Intermediate Bond Portfolio - Class S												
2010	44		$11.66		$511	5.81%		0.35%			9.07%	
2009	33		$10.69		$349	7.13%		0.35%			10.89%	
2008	22		$9.64		$212	5.64%		0.35%			-8.88%	
2007	23		$10.58		$249	6.90%		0.35%			5.27%	
2006	1		$10.05		$12	(a)		0.35%			(a)	
ING Artio Foreign Portfolio - Service Class												
2010	2,357	$7.06	to	$14.81	$32,588	-	0.00%	to	1.50%	5.26%	to	6.85%
2009	2,803	$6.66	to	$13.86	$36,625	3.46%	0.00%	to	1.50%	18.42%	to	20.21%
2008	3,034	$5.58	to	$11.53	$33,338	-	0.00%	to	1.50%	-44.46%	to	-43.62%
2007	3,036	$17.69	to	$20.46	$59,851	0.08%	0.00%	to	1.50%	14.70%	to	16.46%
2006	1,766	$15.30	to	$17.79	$30,166	(a)	0.00%	to	1.50%	(a)		
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2010	9,256	$8.45	to	$9.53	$84,717	0.46%	0.00%	to	1.50%	11.91%	to	13.72%
2009	9,710	$7.55	to	$8.39	$79,020	0.58%	0.00%	to	1.50%	28.62%	to	30.69%
2008	10,055	$5.87	to	$6.43	$63,303	0.20%	0.00%	to	1.50%	-39.90%	to	-39.03%
2007	11,126	$9.76	to	$10.53	$115,938	(b)	0.00%	to	1.50%	(b)		
2006	(b)	(b)			(b)	(b)	(b)			(b)		
ING BlackRock Large Cap Growth Portfolio - Service Class												
2010	18	$10.71	to	$10.95	$196	-	0.00%	to	0.50%	12.86%	to	13.47%
2009	17	$9.49	to	$9.65	$158	-	0.00%	to	0.50%	29.47%	to	30.23%
2008	12	$7.33	to	$7.41	$86	-	0.00%	to	0.50%	-39.32%	to	-39.11%
2007	4	$12.08	to	$12.17	$43	-	0.00%	to	0.50%	6.75%		
2006	-		$11.40		-	(a)	-			(a)		
ING BlackRock Large Cap Growth Portfolio - Service 2 Class												
2010	24		$9.25		$220	-		0.35%			12.80%	
2009	22		$8.20		$177	-		0.35%			29.54%	
2008	12		$6.33		$79	-		0.35%			-39.43%	
2007	14		$10.45		$147	(b)		0.35%			(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Clarion Global Real Estate Portfolio - Institutional Class												
2010	5,816	$10.11	to	$10.47	$59,612	8.70%	0.00%	to	1.50%	14.63%	to	16.33%
2009	5,675	$8.82	to	$9.00	$50,442	2.45%	0.00%	to	1.50%	31.79%	to	33.73%
2008	5,361	$6.69	to	$6.73	$35,967	(c)	0.00%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Clarion Real Estate Portfolio - Institutional Class												
2010	182	$10.07	to	$10.56	$1,924	3.64%	0.95%	to	1.95%	25.88%	to	27.08%
2009	158	$8.00	to	$8.31	$1,315	3.43%	0.95%	to	1.95%		34.90%	
2008	117		$6.16		$724	1.92%		0.95%			-38.89%	
2007	94	$9.91	to	$10.08	$942	(g)	0.95%	to	1.95%		(g)	
2006	61		$12.34		$754	(a)		0.95%			(a)	
ING Clarion Real Estate Portfolio - Service Class												
2010	3,935	$9.13	to	$10.91	$41,259	3.37%	0.00%	to	1.50%	26.02%	to	28.05%
2009	3,220	$7.19	to	$8.52	$26,610	3.48%	0.00%	to	1.55%	33.83%	to	35.89%
2008	2,819	$5.33	to	$6.27	$17,289	1.39%	0.00%	to	1.50%	-39.46%	to	-38.53%
2007	2,072	$9.95	to	$10.20	$20,838	1.31%	0.00%	to	1.50%	-18.97%	to	-18.11%
2006	1,372	$12.28	to	$12.39	$16,905	(a)	0.35%	to	1.50%		(a)	
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class												
2010	4,086	$10.41	to	$16.61	$64,558	0.15%	0.00%	to	1.80%	26.45%	to	28.45%
2009	3,350	$8.18	to	$12.94	$41,611	0.53%	0.00%	to	1.50%	37.05%	to	39.14%
2008	2,384	$5.92	to	$9.30	$21,437	0.94%	0.00%	to	1.50%	-40.11%	to	-39.14%
2007	1,307	$9.76	to	$15.28	$19,443	0.12%	0.00%	to	1.85%	12.77%	to	14.09%
2006	1,115	$13.00	to	$13.31	$14,604	-	0.35%	to	1.55%	10.25%	to	11.36%
ING Global Resources Portfolio - Institutional Class												
2010	2		$13.76		$33	-		0.20%			21.66%	
2009	2		$11.31		$27	-		0.20%			37.59%	
2008	3		$8.22		$25	2.90%		0.20%			-40.95%	
2007	3		$13.92		$44	(b)		0.20%			(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Resources Portfolio - Service Class												
2010	10,301	$9.88	to	$15.01	$133,413	0.85%	0.00%	to	1.50%	19.77%	to	21.64%
2009	10,029	$8.19	to	$12.38	$107,768	0.30%	0.00%	to	1.50%	35.47%	to	37.64%
2008	9,325	$6.00	to	$8.06	$73,573	2.08%	0.00%	to	1.50%	-41.88%	to	-41.03%
2007	8,097	$13.42	to	$13.65	$109,431	(b)	0.00%	to	1.50%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
ING Janus Contrarian Portfolio - Service Class												
2010	2,467	$7.98	to	$9.11	$21,675	-	0.00%	to	1.55%	12.17%	to	13.88%
2009	1,691	$7.15	to	$8.00	$13,120	0.57%	0.00%	to	1.55%	34.33%	to	36.52%
2008	1,285	$5.32	to	$5.86	$7,405	0.72%	0.00%	to	1.50%	-49.21%	to	-49.00%
2007	403	$11.44	to	$11.49	$4,611	(b)	0.00%	to	0.50%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
ING JPMorgan Emerging Markets Equity Portfolio - Adviser Class												
2010	20		$19.86		$405	0.48%		0.35%			19.49%	
2009	25		$16.62		$421	1.01%		0.35%			70.29%	
2008	18		$9.76		$171	3.71%		0.35%			-51.61%	
2007	18		$20.17		$368	0.94%		0.35%			37.49%	
2006	4		$14.67		$57	(a)		0.35%			(a)	
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2010	1,953	$20.75	to	$20.78	$40,548	0.67%	0.95%	to	1.00%	19.39%	to	19.49%
2009	2,123	$17.38	to	$17.39	$36,901	1.51%	0.95%	to	1.00%	70.32%	to	70.39%
2008	1,808	$10.20	to	$10.21	$18,447	2.65%	0.95%	to	1.00%	-51.66%	to	-51.61%
2007	2,077		$21.10		$43,831	1.12%		1.00%			37.46%	
2006	1,901		$15.35		$29,171	0.67%		1.00%			34.77%	
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2010	1,441	$9.94	to	$25.42	$33,720	0.48%	0.00%	to	1.55%	18.45%	to	20.31%
2009	1,541	$8.33	to	$21.25	$30,187	1.31%	0.00%	to	1.55%	68.93%	to	71.51%
2008	1,357	$4.89	to	$12.39	$15,725	2.46%	0.00%	to	1.50%	-52.01%	to	-51.32%
2007	1,642	$15.61	to	$25.32	$40,173	0.95%	0.10%	to	1.50%	36.42%	to	37.80%
2006	1,200	$11.43	to	$18.30	$21,610	0.43%	0.40%	to	1.50%	33.78%	to	35.12%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2010	466	$10.41	to	$14.76	$6,554	0.28%	0.00%	to	1.50%	24.86%	to	26.70%
2009	324	$8.29	to	$11.65	$3,617	0.45%	0.00%	to	1.50%	25.40%	to	27.40%
2008	241	$6.57	to	$9.15	$2,129	0.48%	0.00%	to	1.50%	-31.00%	to	-29.94%
2007	194	$12.55	to	$13.06	$2,468	0.15%	0.00%	to	1.50%	-3.16%	to	-2.13%
2006	126	$12.96	to	$13.25	$1,643	-	0.40%	to	1.50%	15.07%	to	16.04%
ING Large Cap Growth Portfolio - Service Class												
2010	217	$14.96	to	$15.29	$3,252	0.33%	0.00%	to	0.50%	13.68%	to	14.19%
2009	29	$13.16	to	$13.39	$378	0.48%	0.00%	to	0.50%	41.81%	to	42.45%
2008	4	$9.28	to	$9.40	$35	-	0.00%	to	0.50%		-27.53%	
2007	-		$12.97		-	(b)		-			(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
ING Lord Abbett Growth and Income Portfolio - Institutional Class												
2010	9,150	$8.50	to	$10.11	$88,511	0.78%	0.00%	to	1.95%	15.25%	to	17.56%
2009	9,595	$7.29	to	$8.60	$79,642	0.97%	0.00%	to	1.95%	16.79%	to	19.11%
2008	10,392	$6.17	to	$7.22	$73,160	3.25%	0.00%	to	1.95%	-37.67%	to	-36.48%
2007	11,800	$10.99	to	$11.33	$131,763	0.05%	0.20%	to	1.95%	2.79%	to	3.78%
2006	99	$10.77	to	$10.85	$1,068	(a)	0.50%	to	1.50%		(a)	
ING Lord Abbett Growth and Income Portfolio - Service Class												
2010	83	$9.30	to	$9.77	$807	0.54%	0.50%	to	1.55%	15.38%	to	16.59%
2009	80	$8.06	to	$8.38	$668	0.85%	0.50%	to	1.55%	17.17%	to	17.99%
2008	72	$6.93	to	$7.06	$506	3.33%	0.65%	to	1.35%	-37.45%	to	-37.15%
2007	46	$11.08	to	$11.17	$516	(b)	0.85%	to	1.35%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
ING Marsico Growth Portfolio - Institutional Class												
2010	921	$9.82	to	$10.29	$9,178	0.69%	0.00%	to	1.50%	18.35%	to	20.07%
2009	881	$8.25	to	$8.57	$7,384	1.17%	0.00%	to	1.50%	27.33%	to	31.01%
2008	797	$6.45	to	$6.62	$5,214	(c)	0.00%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Marsico Growth Portfolio - Service Class												
2010	43	$10.12	to	$12.51	$522	0.47%	0.25%	to	1.35%	18.32%	to	19.48%
2009	33	$8.47	to	$10.35	$337	0.62%	0.35%	to	1.50%	27.96%	to	28.53%
2008	39	$6.59	to	$8.08	$306	0.09%	0.35%	to	1.20%	-40.94%	to	-40.60%
2007	325	$11.39	to	$13.76	$4,327	-	0.00%	to	1.50%	12.43%	to	14.19%
2006	233	$10.11	to	$12.05	$2,747	-	0.00%	to	1.50%	3.34%	to	4.46%
ING Marsico International Opportunities Portfolio - Adviser Class												
2010	9		$8.77		$81	0.78%		0.35%			13.02%	
2009	23		$7.76		$175	-		0.35%			36.62%	
2008	11		$5.68		$65	-		0.35%			-49.87%	
2007	6		$11.33		$64	(b)		0.35%			(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
ING Marsico International Opportunities Portfolio - Service Class												
2010	579	$7.60	to	$14.82	$8,102	1.37%	0.00%	to	1.50%	12.11%	to	13.82%
2009	690	$6.74	to	$13.02	$8,576	1.20%	0.00%	to	1.50%	35.49%	to	37.63%
2008	705	$4.93	to	$9.46	$6,408	1.08%	0.00%	to	1.50%	-50.25%	to	-49.52%
2007	688	$18.01	to	$18.74	$12,551	0.95%	0.00%	to	1.50%	18.80%	to	19.97%
2006	478	$15.16	to	$15.50	$7,306	0.03%	0.40%	to	1.50%	22.16%	to	23.16%
ING MFS Total Return Portfolio - Adviser Class												
2010	93		$11.49		$1,070	0.41%		0.35%			9.12%	
2009	85		$10.53		$896	2.58%		0.35%			17.13%	
2008	55		$8.99		$497	4.89%		0.35%			-22.90%	
2007	49		$11.66		$567	1.31%		0.35%			3.19%	
2006	4		$11.30		$45	(a)		0.35%			(a)	
ING MFS Total Return Portfolio - Institutional Class												
2010	5,492	$10.94	to	$10.95	$60,109	0.45%	0.95%	to	1.00%	9.06%	to	9.07%
2009	5,815	$10.03	to	$10.04	$58,354	2.74%	0.95%	to	1.00%	17.02%	to	17.04%
2008	6,024	$8.57	to	$8.58	$51,654	6.26%	0.95%	to	1.00%	-23.00%	to	-22.91%
2007	7,291		$11.13		$81,146	0.11%		1.00%			3.25%	
2006	25		$10.78		$269	(a)		1.00%			(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING MFS Total Return Portfolio - Service Class												
2010	1,795	$9.70	to	$15.85	$25,934	0.45%	0.00%	to	1.50%	8.18%	to	9.90%
2009	1,926	$8.90	to	$14.70	$25,683	2.51%	0.00%	to	1.55%	16.03%	to	17.88%
2008	1,955	$7.60	to	$12.47	$22,350	5.97%	0.00%	to	1.55%	-23.51%	to	-22.41%
2007	2,252	$12.08	to	$15.88	$33,604	2.95%	0.10%	to	1.55%	2.44%	to	3.61%
2006	2,514	$11.69	to	$15.23	$36,559	2.23%	0.30%	to	1.65%	10.26%	to	11.49%
ING MFS Utilities Portfolio - Service Class												
2010	2,219	$9.35	to	$18.03	$37,746	2.63%	0.00%	to	1.50%	12.01%	to	13.72%
2009	2,258	$8.29	to	$15.86	$34,116	5.53%	0.00%	to	1.50%	30.80%	to	32.83%
2008	2,158	$6.29	to	$11.94	$24,775	3.58%	0.00%	to	1.50%	-38.65%	to	-37.72%
2007	2,012	$18.42	to	$19.17	$37,523	1.01%	0.00%	to	1.50%	25.48%	to	26.89%
2006	881	$14.68	to	$15.01	$13,022	0.04%	0.40%	to	1.50%	28.88%	to	30.08%
ING PIMCO High Yield Portfolio - Institutional Class												
2010	491	$13.96	to	$13.98	$6,858	7.29%	0.95%	to	1.00%	13.40%	to	13.47%
2009	278	$12.31	to	$12.32	$3,426	7.29%	0.95%	to	1.00%	48.26%	to	48.31%
2008	73	$8.30	to	$8.31	$609	8.94%	0.95%	to	1.00%	-23.15%	to	-23.06%
2007	74	$10.80			$800	6.11%	1.00%			2.08%		
2006	23	$10.58			$247	(a)	1.00%			(a)		
ING PIMCO High Yield Portfolio - Service Class												
2010	1,397	$12.89	to	$15.66	$20,723	7.21%	0.00%	to	1.50%	12.60%	to	14.27%
2009	969	$11.37	to	$13.71	$12,663	8.04%	0.00%	to	1.50%	47.07%	to	49.41%
2008	505	$7.67	to	$9.18	$4,462	8.96%	0.00%	to	1.50%	-23.68%	to	-22.53%
2007	497	$10.71	to	$11.85	$5,722	7.27%	0.00%	to	1.50%	1.34%	to	2.86%
2006	448	$10.56	to	$11.52	$5,070	6.48%	0.00%	to	1.50%	7.36%	to	8.35%
ING Pioneer Equity Income Portfolio - Institutional Class												
2010	16,432	$8.02	to	$9.06	$137,628	2.49%	0.00%	to	1.95%	17.08%	to	19.37%
2009	17,629	$6.85	to	$7.59	$124,824	-	0.00%	to	1.95%	10.45%	to	12.77%
2008	17,559	$6.20	to	$6.74	$111,368	3.16%	0.00%	to	1.95%	-31.49%	to	-30.28%
2007	17,096	$9.05	to	$9.31	$156,482	(b)	0.20%	to	1.95%	(b)		
2006	(b)	(b)			(b)	(b)	(b)			(b)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Equity Income Portfolio - Service Class												
2010	-		$8.26		$3	-		1.05%			18.00%	
2009	-		$7.00		$3	(d)		1.05%			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Pioneer Fund Portfolio - Institutional Class												
2010	1,963	$9.06	to	$11.50	$20,602	1.34%	0.00%	to	1.95%	13.87%	to	16.17%
2009	1,654	$7.87	to	$10.00	$15,047	1.46%	0.00%	to	1.95%	22.54%	to	24.41%
2008	1,578	$6.37	to	$8.11	$11,631	3.79%	0.00%	to	1.60%	-35.59%	to	-34.52%
2007	1,454	$11.18	to	$12.51	$16,489	0.44%	0.00%	to	1.70%	3.71%	to	5.42%
2006	232	$10.78	to	$11.98	$2,509	(a)	0.00%	to	1.50%		(a)	
ING Pioneer Fund Portfolio - Service Class												
2010	46	$10.00	to	$10.52	$473	1.21%	0.45%	to	1.55%	14.27%	to	15.22%
2009	39	$8.83	to	$9.13	$353	1.73%	0.45%	to	1.35%	22.44%	to	23.00%
2008	15	$7.22	to	$7.33	$109	3.64%	0.70%	to	1.30%	-35.54%	to	-35.41%
2007	10	$11.20	to	$11.24	$111	-	1.00%	to	1.30%		4.07%	
2006	2		$10.80		$25	(a)		1.00%			(a)	
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2010	8,727	$9.30	to	$11.24	$93,956	1.11%	0.00%	to	2.10%	15.71%	to	18.32%
2009	9,133	$7.93	to	$9.51	$83,867	1.50%	0.00%	to	2.10%	23.11%	to	25.46%
2008	8,859	$6.37	to	$7.58	$65,464	2.18%	0.00%	to	1.80%	-34.09%	to	-32.92%
2007	8,727	$11.02	to	$11.30	$96,991	0.08%	0.00%	to	1.80%	4.16%	to	5.26%
2006	74	$10.54	to	$10.65	$783	(a)	0.50%	to	1.50%		(a)	
ING Pioneer Mid Cap Value Portfolio - Service Class												
2010	36	$10.30	to	$11.07	$390	0.82%	0.10%	to	1.65%	16.13%	to	17.77%
2009	37	$8.91	to	$9.40	$342	1.47%	0.10%	to	1.55%	23.49%	to	25.00%
2008	28	$7.27	to	$7.52	$204	3.64%	0.10%	to	1.35%	-34.03%	to	-33.30%
2007	1	$11.02	to	$11.20	$16	(g)	0.35%	to	1.35%		(g)	
2006	1		$10.61		$6	(a)		0.80%			(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class												
2010	25,529	$10.65	to	$14.53	$352,842	1.74%	0.00%	to	1.55%	12.32%	to	13.97%
2009	21,112	$9.42	to	$12.75	$257,927	2.05%	0.00%	to	1.55%	31.08%	to	33.33%
2008	17,181	$7.12	to	$9.57	$158,868	4.79%	0.00%	to	1.55%	-28.63%	to	-27.50%
2007	13,148	$12.66	to	$13.20	$168,990	1.82%	0.00%	to	1.55%	2.76%	to	4.05%
2006	7,004	$12.32	to	$12.60	$86,924	1.22%	0.30%	to	1.55%	13.00%	to	14.01%
ING T. Rowe Price Equity Income Portfolio - Adviser Class												
2010	121		$11.20		$1,354	1.31%		0.35%			14.17%	
2009	142		$9.81		$1,389	1.56%		0.35%			24.18%	
2008	116		$7.90		$918	3.48%		0.35%			-36.19%	
2007	93		$12.38		$1,151	1.02%		0.35%			2.40%	
2006	18		$12.09		$215	(a)		0.35%			(a)	
ING T. Rowe Price Equity Income Portfolio - Service Class												
2010	6,508	$8.82	to	$17.67	$106,214	1.54%	0.00%	to	1.65%	13.06%	to	15.00%
2009	7,785	$7.73	to	$15.37	$110,806	1.81%	0.00%	to	1.65%	22.83%	to	24.96%
2008	6,475	$6.23	to	$12.30	$74,508	4.58%	0.00%	to	1.65%	-36.69%	to	-35.67%
2007	5,633	$13.02	to	$19.12	$101,704	1.42%	0.00%	to	1.65%	1.35%	to	2.78%
2006	4,956	$12.72	to	$18.46	$87,796	1.34%	0.15%	to	1.65%	17.21%	to	18.68%
ING Templeton Global Growth Portfolio - Institutional Class												
2010	52	$13.78	to	$14.41	$735	1.63%	0.60%	to	1.55%	6.33%	to	7.38%
2009	56	$12.86	to	$13.42	$738	3.04%	0.60%	to	1.75%	30.43%	to	31.96%
2008	77	$9.86	to	$10.17	$774	1.43%	0.60%	to	1.75%	-40.67%	to	-39.96%
2007	71	$16.62	to	$16.94	$1,186	-	0.75%	to	1.90%		1.70%	
2006	-		$16.50		-	(a)		1.00%			(a)	
ING Templeton Global Growth Portfolio - Service Class												
2010	395	$8.29	to	$9.72	$3,693	1.47%	0.00%	to	1.50%	6.15%	to	7.79%
2009	402	$7.75	to	$9.11	$3,525	2.24%	0.00%	to	1.50%	30.21%	to	32.26%
2008	315	$5.90	to	$6.89	$2,110	1.09%	0.00%	to	1.50%	-40.57%	to	-39.86%
2007	253	$11.14	to	$11.39	$2,833	1.27%	0.30%	to	1.50%	0.91%	to	1.98%
2006	128	$11.04	to	$11.11	$1,421	(a)	0.50%	to	1.50%		(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING U.S. Stock Index Portfolio - Institutional Class												
2010	473	$11.98	to	$12.80	$6,021	1.76%	0.00%	to	1.25%	13.34%	to	14.72%
2009	356	$10.54	to	$11.16	$3,952	0.73%	0.00%	to	1.25%	24.65%	to	26.30%
2008	269	$8.44	to	$8.84	$2,372	3.86%	0.00%	to	1.25%	-37.92%	to	-37.13%
2007	256	$13.55	to	$14.03	$3,588	1.50%	0.05%	to	1.25%	4.04%	to	4.51%
2006	273	$13.00	to	$13.30	$3,625	3.36%	0.15%	to	1.25%		14.55%	
ING Van Kampen Growth and Income Portfolio - Service Class												
2010	1,829	$9.03	to	$12.52	$21,766	0.24%	0.00%	to	1.50%	10.79%	to	12.49%
2009	1,715	$8.09	to	$11.13	$18,265	1.34%	0.00%	to	1.50%	22.12%	to	23.98%
2008	1,513	$6.57	to	$8.98	$13,111	4.08%	0.00%	to	1.50%	-33.23%	to	-32.23%
2007	1,338	$12.73	to	$13.25	$17,288	1.68%	0.00%	to	1.50%	1.03%	to	2.11%
2006	1,237	$12.60	to	$12.88	$15,704	1.19%	0.40%	to	1.50%	14.34%	to	15.41%
ING Wells Fargo HealthCare Portfolio - Service Class												
2010	826	$8.95	to	$12.80	$10,075	-	0.00%	to	1.50%	5.44%	to	6.93%
2009	846	$8.43	to	$11.97	$9,719	-	0.00%	to	1.50%	18.24%	to	20.17%
2008	749	$7.07	to	$9.97	$7,198	0.15%	0.00%	to	1.50%	-29.73%	to	-28.63%
2007	460	$13.42	to	$13.97	$6,256	0.13%	0.00%	to	1.50%	6.93%	to	8.55%
2006	351	$12.55	to	$12.87	$4,440	-	0.00%	to	1.50%	12.15%	to	13.32%
ING Money Market Portfolio - Class I												
2010	21,616	$10.23	to	$57.51	$342,560	0.02%	0.00%	to	1.85%	-1.61%	to	0.29%
2009	24,663	$10.28	to	$57.57	$403,501	0.30%	0.00%	to	2.05%	-1.69%	to	0.35%
2008	32,012	$10.33	to	$57.58	$541,019	5.05%	0.00%	to	1.95%	0.93%	to	13.38%
2007	26,790	$10.73	to	$56.29	$520,246	3.62%	0.00%	to	1.70%	-7.17%	to	5.16%
2006	19,298	$10.51	to	$53.71	$362,772	2.23%	0.00%	to	1.50%	3.32%	to	4.92%
ING Global Real Estate Fund - Class A												
2010	3	$15.91	to	$15.95	$48	2.78%	0.65%	to	0.80%		13.89%	
2009	2	$13.97	to	$14.00	$24	(d)	0.50%	to	0.80%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Capital Appreciation Fund - Class I												
2010	1	$14.10	to	$14.24	$11	(h)	1.00%	to	1.60%		(h)	
2009	-	$13.16	to	$13.18	$3	(d)	1.05%	to	1.35%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING International SmallCap Multi-Manager Fund - Class A												
2010	101	$15.79	to	$17.82	$1,766	0.41%	0.00%	to	1.75%	22.40%	to	24.53%
2009	117	$12.90	to	$14.31	$1,642	1.31%	0.00%	to	1.75%	42.98%	to	45.43%
2008	131	$9.05	to	$9.84	$1,261	2.18%	0.00%	to	1.70%	-52.54%	to	-51.81%
2007	111	$19.07	to	$20.42	$2,221	0.85%	0.00%	to	1.75%	8.61%	to	9.75%
2006	46	$17.77	to	$18.40	$837	0.79%	0.25%	to	1.45%		24.53%	
ING American Century Small-Mid Cap Value Portfolio - Adviser Class												
2010	6		$13.53		$76	1.56%		0.35%			21.35%	
2009	5		$11.15		$52	-		0.35%			34.66%	
2008	5		$8.28		$39	2.63%		0.35%			-26.92%	
2007	3		$11.33		$37	-		0.35%			-3.49%	
2006	2		$11.74		$22	(a)		0.35%			(a)	
ING American Century Small-Mid Cap Value Portfolio - Service Class												
2010	2,506	$11.41	to	$19.70	$45,970	1.09%	0.00%	to	1.50%	20.15%	to	22.06%
2009	2,396	$9.42	to	$16.14	$35,995	1.64%	0.00%	to	1.50%	33.70%	to	35.74%
2008	1,988	$7.00	to	$11.90	$22,075	0.80%	0.00%	to	1.50%	-27.69%	to	-26.54%
2007	1,876	$12.60	to	$16.20	$28,635	0.41%	0.00%	to	1.50%	-4.31%	to	-2.91%
2006	2,128	$13.07	to	$16.49	$33,826	0.02%	0.00%	to	1.50%	13.67%	to	15.48%
ING Baron Small Cap Growth Portfolio - Adviser Class												
2010	102		$12.25		$1,247	-		0.35%			25.77%	
2009	97		$9.74		$947	-		0.35%			34.34%	
2008	30		$7.25		$216	-		0.35%			-41.58%	
2007	21		$12.41		$257	-		0.35%			5.44%	
2006	5		$11.77		$63	(a)		0.35%			(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Baron Small Cap Growth Portfolio - Service Class												
2010	6,913	$9.54	to	$20.51	$122,371	-	0.00%	to	1.75%	24.28%	to	26.62%
2009	7,089	$7.60	to	$16.37	$100,316	-	0.00%	to	1.75%	33.14%	to	35.21%
2008	6,207	$5.66	to	$12.23	$66,236	-	0.00%	to	1.55%	-42.18%	to	-41.24%
2007	5,880	$9.67	to	$21.03	$108,700	-	0.00%	to	1.55%	4.48%	to	6.07%
2006	5,135	$12.61	to	$20.02	$91,451	-	0.00%	to	1.55%	13.49%	to	15.25%
ING Columbia Small Cap Value Portfolio - Adviser Class												
2010	3		$9.60		$26	-		0.35%			24.51%	
2009	3		$7.71		$21	(d)		0.35%			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Columbia Small Cap Value Portfolio - Service Class												
2010	231	$9.81	to	$10.66	$2,367	1.31%	0.00%	to	1.50%	23.49%	to	24.97%
2009	174	$8.13	to	$8.59	$1,441	1.17%	0.00%	to	1.50%	22.81%	to	24.67%
2008	142	$6.62	to	$6.89	$953	0.11%	0.00%	to	1.50%	-35.06%	to	-34.36%
2007	77	$10.19	to	$10.42	$796	-	0.25%	to	1.50%	1.39%	to	2.47%
2006	4	$10.05	to	$10.11	$39	(a)	0.55%	to	1.50%		(a)	
ING Davis New York Venture Portfolio - Service Class												
2010	843	$8.62	to	$20.33	$14,440	0.40%	0.00%	to	1.50%	10.40%	to	12.01%
2009	840	$7.76	to	$18.15	$12,781	0.66%	0.00%	to	1.50%	29.62%	to	31.62%
2008	735	$5.94	to	$13.79	$8,589	0.78%	0.00%	to	1.50%	-40.12%	to	-39.39%
2007	575	$12.23	to	$22.34	$11,313	0.25%	0.25%	to	1.50%	2.63%	to	3.63%
2006	485	$11.91	to	$21.23	$9,468	0.01%	0.40%	to	1.50%	12.12%	to	13.29%
ING Fidelity® VIP Mid Cap Portfolio - Service Class												
2010	1,084	$13.01	to	$13.30	$14,099	0.52%	0.00%	to	0.50%	27.55%	to	28.13%
2009	966	$10.20	to	$10.38	$9,850	4.74%	0.00%	to	0.50%	38.59%	to	39.33%
2008	911	$7.36	to	$7.45	$6,707	0.37%	0.00%	to	0.50%	-40.11%	to	-39.77%
2007	329	$12.29	to	$12.37	$4,044	0.05%	0.00%	to	0.50%		14.43%	
2006	10		$10.74		$110	(a)		0.50%			(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)
ING Index Solution 2015 Portfolio - Service Class										
2010	5	$10.78	to	$13.00	$55	(e)	0.00%	to	0.75%	(e)
2009	(e)		(e)		(e)	(e)		(e)		(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
ING Index Solution 2015 Portfolio - Service 2 Class										
2010	62	$10.98	to	$11.11	$687	(e)	0.20%	to	1.55%	(e)
2009	(e)		(e)		(e)	(e)		(e)		(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
ING Index Solution 2025 Portfolio - Service Class										
2010	2	$11.17	to	$13.71	$28	(e)	0.00%	to	0.75%	(e)
2009	(e)		(e)		(e)	(e)		(e)		(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
ING Index Solution 2025 Portfolio - Service 2 Class										
2010	132	$11.44	to	$11.58	$1,519	(e)	0.20%	to	1.55%	(e)
2009	(e)		(e)		(e)	(e)		(e)		(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
ING Index Solution 2035 Portfolio - Service Class										
2010	2	$11.35	to	$14.13	$22	(e)	0.00%	to	0.75%	(e)
2009	(e)		(e)		(e)	(e)		(e)		(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)
ING Index Solution 2035 Portfolio - Service 2 Class										
2010	92	$11.64	to	$11.79	$1,083	(e)	0.10%	to	1.55%	(e)
2009	(e)		(e)		(e)	(e)		(e)		(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
ING Index Solution 2045 Portfolio - Service Class										
2010	-	$11.56	to	$14.57	$1	(e)	0.00%	to	0.75%	(e)
2009	(e)		(e)		(e)	(e)		(e)		(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
ING Index Solution 2045 Portfolio - Service 2 Class										
2010	49	$11.85	to	$12.00	$584	(e)	0.10%	to	1.55%	(e)
2009	(e)		(e)		(e)	(e)		(e)		(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
ING Index Solution 2055 Portfolio - Service Class										
2010	-	$11.51	to	$11.58	$3	(e)	0.00%	to	0.95%	(e)
2009	(e)		(e)		(e)	(e)		(e)		(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)
ING Index Solution 2055 Portfolio - Service 2 Class										
2010	-		$11.51		-	(e)	0.90%	to	0.95%	(e)
2009	(e)		(e)		(e)	(e)		(e)		(e)
2008	(e)		(e)		(e)	(e)		(e)		(e)
2007	(e)		(e)		(e)	(e)		(e)		(e)
2006	(e)		(e)		(e)	(e)		(e)		(e)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Solution Income Portfolio - Service 2 Class												
2010	15	$10.68	to	$10.76	$160	(e)	0.65%	to	1.55%	(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
ING JPMorgan Mid Cap Value Portfolio - Adviser Class												
2010	31	$12.33			$378	0.60%	0.35%			22.20%		
2009	29	$10.09			$292	1.12%	0.35%			24.88%		
2008	30	$8.08			$245	1.58%	0.35%			-33.44%		
2007	32	$12.14			$386	0.42%	0.35%			1.76%		
2006	8	$11.93			$91	(a)	0.35%			(a)		
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2010	1,790	$9.91	to	$19.41	$30,952	0.77%	0.00%	to	1.55%	21.11%	to	23.01%
2009	1,864	$8.12	to	$15.78	$26,549	1.24%	0.00%	to	1.55%	23.68%	to	25.73%
2008	1,843	$6.51	to	$12.56	$21,120	2.10%	0.00%	to	1.55%	-34.08%	to	-33.01%
2007	2,021	$9.76	to	$18.54	$34,984	0.57%	0.00%	to	1.55%	0.77%	to	2.37%
2006	1,892	$12.72	to	$18.11	$32,578	0.01%	0.00%	to	1.55%	14.78%	to	16.46%
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Adviser Class												
2010	9	$10.64			$91	-	0.35%			23.43%		
2009	13	$8.62			$109	-	0.35%			31.20%		
2008	9	$6.57			$60	-	0.35%			-39.72%		
2007	9	$10.90			$96	-	0.35%			-2.50%		
2006	2	$11.18			$17	(a)	0.35%			(a)		
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Initial Class												
2010	9,032	$9.48	to	$17.69	$119,159	-	0.00%	to	1.50%	22.57%	to	24.67%
2009	9,611	$7.68	to	$14.19	$102,928	-	0.00%	to	1.50%	30.25%	to	32.39%
2008	10,314	$5.85	to	$10.74	$84,378	-	0.00%	to	1.50%	-40.13%	to	-9.45%
2007	11,836	$9.78	to	$17.67	$161,023	-	0.00%	to	1.50%	-35.62%	to	-1.59%
2006	14,531	$10.02	to	$17.96	$203,807	-	0.00%	to	1.50%	8.64%	to	10.32%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Legg Mason ClearBridge Aggressive Growth Portfolio - Service Class												
2010	16	$11.36	to	$12.39	$194	-	0.00%	to	1.25%	22.55%	to	24.15%
2009	16	$9.27	to	$9.98	$151	-	0.00%	to	1.25%	30.38%	to	32.01%
2008	16	$7.11	to	$7.56	$120	-	0.00%	to	1.25%	-40.10%	to	-39.33%
2007	7	$11.87	to	$12.46	$87	-	0.00%	to	1.25%	-3.10%	to	-2.39%
2006	7	$12.25	to	$12.63	$82	-	0.20%	to	1.25%	8.70%	to	9.15%
ING Oppenheimer Global Portfolio - Adviser Class												
2010	40		$12.21		$483	1.39%		0.35%			15.08%	
2009	36		$10.61		$383	1.61%		0.35%			38.51%	
2008	31		$7.66		$238	2.32%		0.35%			-40.85%	
2007	28		$12.95		$365	0.43%		0.35%			5.63%	
2006	8		$12.26		$96	(a)		0.35%			(a)	
ING Oppenheimer Global Portfolio - Initial Class												
2010	43,210	$9.16	to	$14.94	$591,369	1.57%	0.00%	to	1.80%	14.05%	to	21.88%
2009	46,362	$7.95	to	$12.86	$549,793	2.38%	0.00%	to	1.95%	29.29%	to	44.58%
2008	49,538	$5.74	to	$9.22	$423,940	2.29%	0.00%	to	1.95%	-43.34%	to	-38.16%
2007	57,612	$14.09	to	$15.45	$840,722	1.09%	0.00%	to	1.80%	1.35%	to	11.82%
2006	67,277	$13.46	to	$14.50	$921,330	0.07%	0.00%	to	1.80%	10.53%	to	17.98%
ING Oppenheimer Global Portfolio - Service Class												
2010	41	$15.53	to	$15.87	$647	1.41%	1.00%	to	1.25%	14.36%	to	14.67%
2009	35	$13.58	to	$13.84	$486	2.12%	1.00%	to	1.25%	37.59%	to	37.99%
2008	27	$9.87	to	$10.03	$267	1.98%	1.00%	to	1.25%	-41.18%	to	-41.07%
2007	26	$16.78	to	$17.02	$439	1.20%	1.00%	to	1.25%	5.01%	to	5.26%
2006	11	$15.98	to	$16.17	$180	0.09%	1.00%	to	1.25%		16.13%	
ING Oppenheimer Global Strategic Income Portfolio - Adviser Class												
2010	35		$13.62		$471	3.38%		0.35%			14.74%	
2009	20		$11.87		$239	2.82%		0.35%			20.63%	
2008	26		$9.84		$258	6.75%		0.35%			-16.26%	
2007	23		$11.75		$275	4.98%		0.35%			8.00%	
2006	12		$10.88		$127	(a)		0.35%			(a)	

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Oppenheimer Global Strategic Income Portfolio - Initial Class												
2010	11,430	$11.79	to	$14.38	$154,688	3.10%	0.00%	to	1.95%	13.56%	to	17.21%
2009	11,306	$10.26	to	$12.40	$132,935	4.07%	0.00%	to	1.95%	18.29%	to	22.41%
2008	11,204	$8.50	to	$10.20	$109,367	5.72%	0.00%	to	1.95%	-17.26%	to	-14.92%
2007	10,776	$11.42	to	$12.08	$125,688	4.51%	0.00%	to	1.95%	5.82%	to	10.12%
2006	10,430	$10.67	to	$11.11	$112,893	0.39%	0.00%	to	1.95%	6.22%	to	8.39%
ING Oppenheimer Global Strategic Income Portfolio - Service Class												
2010	90	$11.68	to	$12.93	$1,077	2.73%	0.35%	to	1.50%	13.82%	to	15.15%
2009	58	$10.25	to	$11.36	$609	5.09%	0.35%	to	1.50%	19.58%	to	20.85%
2008	25	$8.59	to	$9.50	$216	0.40%	0.40%	to	1.50%	-17.03%		
2007	330	$11.45	to	$11.58	$3,826	(b)	0.95%	to	1.50%	(b)		
2006	(b)	(b)			(b)	(b)	(b)			(b)		
ING PIMCO Total Return Portfolio - Adviser Class												
2010	147	$13.58			$1,991	3.43%	0.35%			6.93%		
2009	96	$12.70			$1,215	3.17%	0.35%			11.99%		
2008	77	$11.34			$870	5.48%	0.35%			-0.79%		
2007	48	$11.43			$554	4.13%	0.35%			8.75%		
2006	26	$10.51			$269	(a)	0.35%			(a)		
ING PIMCO Total Return Portfolio - Service Class												
2010	15,339	$12.13	to	$16.48	$227,651	3.41%	0.00%	to	1.95%	5.45%	to	7.58%
2009	12,634	$11.37	to	$15.32	$175,181	3.28%	0.00%	to	1.95%	10.40%	to	12.68%
2008	8,434	$10.17	to	$13.60	$104,849	5.43%	0.00%	to	1.95%	-1.87%	to	-0.25%
2007	6,608	$10.22	to	$13.44	$83,010	3.25%	0.00%	to	1.75%	7.71%	to	9.17%
2006	5,395	$10.50	to	$12.26	$62,923	1.70%	0.20%	to	1.55%	2.47%	to	3.64%
ING Pioneer High Yield Portfolio - Initial Class												
2010	1,177	$13.58	to	$15.89	$17,901	6.06%	0.00%	to	1.95%	16.67%	to	19.10%
2009	1,047	$11.50	to	$13.35	$13,508	6.43%	0.00%	to	1.95%	64.58%	to	67.08%
2008	508	$6.96	to	$7.99	$3,967	8.59%	0.00%	to	1.50%	-30.43%	to	-29.42%
2007	465	$11.04	to	$11.32	$5,184	6.31%	0.00%	to	1.50%	4.55%	to	6.19%
2006	94	$10.56	to	$10.66	$1,000	(a)	0.00%	to	1.50%	(a)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer High Yield Portfolio - Service Class												
2010	25	$14.71	to	$15.45	$370	5.44%	0.35%	to	1.40%	17.02%	to	18.30%
2009	14	$12.57	to	$13.06	$181	6.87%	0.35%	to	1.40%	64.31%	to	65.47%
2008	11	$7.65	to	$7.79	$81	7.95%	0.70%	to	1.40%	-30.49%	to	-30.32%
2007	9	$11.02	to	$11.11	$95	5.94%	0.85%	to	1.35%		4.82%	
2006	1	$10.56	to	$10.60	$6	(a)	0.70%	to	1.20%		(a)	
ING Solution 2015 Portfolio - Adviser Class												
2010	45	$11.45	to	$12.23	$512	0.09%	0.00%	to	0.65%	10.19%	to	10.88%
2009	1,347	$10.26	to	$11.03	$14,444	3.68%	0.00%	to	1.55%	20.28%	to	22.15%
2008	1,203	$8.52	to	$9.03	$10,621	1.79%	0.00%	to	1.55%	-28.20%	to	-27.06%
2007	800	$11.72	to	$12.38	$9,750	0.70%	0.00%	to	1.55%	2.68%	to	4.06%
2006	243	$11.27	to	$11.83	$2,850	0.17%	0.20%	to	1.55%	9.47%	to	10.26%
ING Solution 2015 Portfolio - Service Class												
2010	4,993	$9.61	to	$12.42	$58,754	2.36%	0.00%	to	1.50%	9.61%	to	11.39%
2009	4,158	$8.71	to	$11.17	$44,359	3.84%	0.00%	to	1.50%	20.49%	to	22.39%
2008	3,218	$7.17	to	$9.13	$28,425	1.76%	0.00%	to	1.50%	-27.98%	to	-26.84%
2007	2,485	$11.99	to	$12.48	$30,299	0.55%	0.00%	to	1.50%	3.01%	to	4.61%
2006	1,294	$11.64	to	$11.93	$15,208	0.16%	0.00%	to	1.50%	9.18%	to	10.25%
ING Solution 2015 Portfolio - Service 2 Class												
2010	1,297	$11.27	to	$11.42	$14,738	(e)	0.00%	to	1.55%		(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING Solution 2025 Portfolio - Adviser Class												
2010	32	$11.11	to	$12.08	$351	0.05%	0.00%	to	0.95%	12.38%	to	13.53%
2009	1,753	$9.82	to	$10.64	$18,118	3.06%	0.00%	to	1.55%	23.44%	to	25.32%
2008	1,449	$7.86	to	$8.49	$12,028	1.43%	0.00%	to	1.55%	-34.96%	to	-33.93%
2007	957	$11.94	to	$12.85	$12,103	0.50%	0.00%	to	1.55%	2.66%	to	3.99%
2006	360	$12.01	to	$12.29	$4,390	0.22%	0.20%	to	1.55%	11.19%	to	12.15%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2025 Portfolio - Service Class												
2010	7,451	$9.07	to	$12.27	$86,539	1.58%	0.00%	to	1.50%	12.04%	to	13.82%
2009	6,278	$8.03	to	$10.78	$64,506	3.13%	0.00%	to	1.50%	23.86%	to	25.93%
2008	4,569	$6.43	to	$8.57	$37,936	1.41%	0.00%	to	1.50%	-34.86%	to	-33.95%
2007	3,127	$9.87	to	$12.96	$39,563	0.41%	0.00%	to	1.50%	3.06%	to	4.31%
2006	1,488	$12.08	to	$12.38	$18,183	0.24%	0.00%	to	1.50%	10.93%	to	12.04%
ING Solution 2025 Portfolio - Service 2 Class												
2010	1,708	$11.73	to	$11.89	$20,208	(e)	0.00%	to	1.55%		(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING Solution 2035 Portfolio - Adviser Class												
2010	34	$11.13	to	$11.56	$379	0.05%	0.35%	to	1.00%	13.11%	to	13.92%
2009	1,547	$9.77	to	$10.71	$16,062	2.66%	0.00%	to	1.55%	26.08%	to	28.11%
2008	1,196	$7.66	to	$8.36	$9,767	1.45%	0.00%	to	1.55%	-38.14%	to	-37.24%
2007	750	$12.24	to	$13.32	$9,830	0.44%	0.00%	to	1.55%	3.40%	to	4.75%
2006	307	$11.69	to	$12.64	$3,854	0.11%	0.20%	to	1.55%	12.75%	to	13.68%
ING Solution 2035 Portfolio - Service Class												
2010	5,947	$8.85	to	$12.42	$70,002	1.19%	0.00%	to	1.50%	12.86%	to	14.58%
2009	5,065	$7.78	to	$10.84	$52,312	2.79%	0.00%	to	1.50%	26.47%	to	28.44%
2008	3,386	$6.11	to	$8.45	$27,711	1.40%	0.00%	to	1.50%	-37.97%	to	-36.99%
2007	2,101	$12.88	to	$13.41	$27,544	0.44%	0.00%	to	1.50%	3.70%	to	4.98%
2006	956	$12.42	to	$12.74	$12,006	0.11%	0.00%	to	1.50%	12.40%	to	13.58%
ING Solution 2035 Portfolio - Service 2 Class												
2010	1,425	$11.93	to	$12.10	$17,154	(e)	0.00%	to	1.55%		(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2045 Portfolio - Adviser Class												
2010	7		$10.97		$80	0.02%		0.35%			14.51%	
2009	1,072	$9.58	to	$10.68	$11,165	2.16%	0.00%	to	1.55%	27.31%	to	29.30%
2008	797	$7.43	to	$8.26	$6,465	1.10%	0.00%	to	1.55%	-40.86%	to	-39.93%
2007	579	$12.42	to	$13.75	$7,858	0.24%	0.00%	to	1.55%	3.86%	to	5.24%
2006	174	$12.70	to	$12.99	$2,250	0.03%	0.20%	to	1.55%	13.66%	to	14.56%
ING Solution 2045 Portfolio - Service Class												
2010	4,246	$8.57	to	$12.44	$49,958	0.90%	0.00%	to	1.50%	13.39%	to	15.17%
2009	3,511	$7.51	to	$10.81	$36,075	2.34%	0.00%	to	1.50%	27.92%	to	29.93%
2008	2,197	$5.82	to	$8.32	$17,688	1.13%	0.00%	to	1.50%	-40.72%	to	-39.88%
2007	1,293	$9.89	to	$13.84	$17,462	0.25%	0.00%	to	1.50%	4.15%	to	5.38%
2006	589	$12.76	to	$13.08	$7,586	0.03%	0.00%	to	1.50%	13.32%	to	14.47%
ING Solution 2045 Portfolio - Service 2 Class												
2010	1,142	$12.05	to	$12.22	$13,890	(e)	0.00%	to	1.55%		(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING Solution 2055 Portfolio - Service Class												
2010	19	$11.50	to	$11.62	$222	(e)	0.05%	to	1.50%		(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING Solution 2055 Portfolio - Service 2 Class												
2010	15	$11.51	to	$11.61	$174	(e)	0.00%	to	1.25%		(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution Growth Portfolio - Service Class												
2010	131	$9.39	to	$9.70	$1,246	1.11%	0.25%	to	1.50%	11.11%	to	12.40%
2009	86	$8.45	to	$8.63	$737	0.66%	0.25%	to	1.50%	22.87%	to	23.99%
2008	25	$6.91	to	$6.96	$174	(c)	0.25%	to	1.25%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Solution Income Portfolio - Adviser Class												
2010	84	$11.92	to	$12.20	$998	0.63%	0.25%	to	0.40%	8.82%	to	9.03%
2009	776	$10.61	to	$11.32	$8,576	5.19%	0.00%	to	1.40%	15.42%	to	16.94%
2008	854	$9.19	to	$9.68	$8,109	1.98%	0.00%	to	1.40%	-18.09%	to	-16.91%
2007	646	$11.22	to	$11.65	$7,427	0.90%	0.00%	to	1.40%	3.41%	to	4.70%
2006	150	$10.85	to	$11.07	$1,657	0.10%	0.20%	to	1.40%	6.12%	to	6.50%
ING Solution Income Portfolio - Service Class												
2010	1,044	$10.46	to	$12.57	$12,512	3.39%	0.00%	to	1.50%	7.95%	to	9.78%
2009	852	$9.63	to	$11.47	$9,378	5.44%	0.00%	to	1.50%	15.44%	to	17.28%
2008	733	$8.35	to	$9.78	$6,949	2.09%	0.00%	to	1.50%	-17.91%	to	-16.70%
2007	644	$11.28	to	$11.74	$7,385	0.65%	0.00%	to	1.50%	3.68%	to	4.87%
2006	250	$10.88	to	$11.13	$2,746	0.16%	0.15%	to	1.50%	5.73%	to	6.76%
ING Solution Income Portfolio - Service 2 Class												
2010	458	$10.93	to	$11.07	$5,049	(e)	0.00%	to	1.40%		(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING Solution Moderate Portfolio - Service Class												
2010	247	$9.90	to	$10.23	$2,487	1.49%	0.25%	to	1.50%	9.51%	to	10.95%
2009	167	$9.04	to	$9.22	$1,529	0.93%	0.25%	to	1.50%	18.61%	to	19.90%
2008	82	$7.63	to	$7.69	$625	(c)	0.25%	to	1.40%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	

VARIABLE ANNUITY ACCOUNT C OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Adviser Class												
2010	34		$13.24		$451	-		0.35%			27.31%	
2009	30		$10.40		$313	-		0.35%			45.05%	
2008	30		$7.17		$212	-		0.35%			-43.54%	
2007	29		$12.70		$365	-		0.35%			12.29%	
2006	3		$11.31		$39	(a)		0.35%			(a)	
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2010	24,412	$10.25	to	$15.35	$345,307	0.28%	0.00%	to	1.50%	26.65%	to	31.82%
2009	25,435	$8.04	to	$11.95	$281,756	0.43%	0.00%	to	1.50%	40.28%	to	52.34%
2008	26,223	$5.53	to	$8.17	$200,073	0.48%	0.00%	to	1.50%	-45.52%	to	-41.84%
2007	28,669	$11.84	to	$14.41	$389,300	0.19%	0.00%	to	1.50%	6.13%	to	16.20%
2006	33,002	$10.59	to	$12.72	$397,287	-	0.00%	to	1.50%	3.11%	to	9.05%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class												
2010	43	$10.15	to	$14.80	$562	-	0.00%	to	1.25%	26.47%	to	28.14%
2009	36	$8.02	to	$11.55	$368	0.31%	0.00%	to	1.25%	44.22%	to	46.02%
2008	37	$5.56	to	$7.91	$272	-	0.00%	to	1.25%	-44.01%	to	-43.26%
2007	39	$9.93	to	$13.94	$514	-	0.00%	to	1.25%	11.57%	to	12.61%
2006	35	$8.90	to	$12.27	$425	-	0.20%	to	1.25%	7.62%	to	8.39%
ING T. Rowe Price Growth Equity Portfolio - Adviser Class												
2010	101		$11.83		$1,195	-		0.35%			15.87%	
2009	105		$10.21		$1,070	-		0.35%			41.81%	
2008	103		$7.20		$743	0.32%		0.35%			-42.72%	
2007	92		$12.57		$1,155	-		0.35%			9.02%	
2006	12		$11.53		$143	(a)		0.35%			(a)	
ING T. Rowe Price Growth Equity Portfolio - Initial Class												
2010	10,050	$9.27	to	$28.62	$223,428	0.04%	0.00%	to	1.50%	15.11%	to	16.88%
2009	10,235	$7.99	to	$24.73	$200,867	0.17%	0.00%	to	1.50%	40.83%	to	43.01%
2008	10,195	$5.63	to	$17.48	$141,775	1.37%	0.00%	to	1.50%	-43.12%	to	-30.59%
2007	11,199	$10.39	to	$30.54	$275,025	0.48%	0.00%	to	1.50%	-10.73%	to	9.89%
2006	12,312	$9.60	to	$28.07	$281,531	0.24%	0.00%	to	1.50%	11.63%	to	13.33%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING T. Rowe Price Growth Equity Portfolio - Service Class												
2010	152	$12.17	to	$14.40	$2,022	0.06%	0.00%	to	1.55%	14.81%	to	16.61%
2009	140	$10.60	to	$12.48	$1,598	-	0.00%	to	1.55%	40.40%	to	42.58%
2008	126	$7.55	to	$8.84	$1,018	1.15%	0.00%	to	1.55%	-43.28%	to	-42.36%
2007	88	$13.31	to	$15.48	$1,234	0.19%	0.00%	to	1.55%	7.95%	to	9.11%
2006	67	$12.33	to	$14.27	$867	-	0.20%	to	1.55%	11.59%	to	12.56%
ING Templeton Foreign Equity Portfolio - Adviser Class												
2010	36		$8.91		$324	1.86%		0.35%			7.87%	
2009	26		$8.26		$215	-		0.35%			30.90%	
2008	23		$6.31		$143	(c)		0.35%			(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Templeton Foreign Equity Portfolio - Initial Class												
2010	10,877	$8.70	to	$9.13	$96,382	2.20%	0.00%	to	1.50%	7.22%	to	9.74%
2009	11,443	$8.11	to	$8.38	$94,024	-	0.00%	to	1.50%	30.10%	to	32.18%
2008	12,039	$6.23	to	$6.34	$75,608	(c)	0.00%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Templeton Foreign Equity Portfolio - Service Class												
2010	8	$10.32	to	$11.04	$88	2.76%	0.00%	to	1.45%	7.04%	to	8.55%
2009	6	$9.64	to	$10.17	$57	-	0.00%	to	1.45%	30.01%	to	31.91%
2008	5	$7.43	to	$7.71	$40	0.04%	0.00%	to	1.40%		-41.32%	
2007	425	$12.66	to	$12.99	$5,433	1.43%	0.00%	to	1.50%	13.44%	to	14.69%
2006	27	$11.16	to	$11.23	$302	(a)	0.50%	to	1.50%		(a)	
ING Thornburg Value Portfolio - Adviser Class												
2010	32		$11.94		$383	1.23%		0.35%			10.45%	
2009	40		$10.81		$429	0.83%		0.35%			43.56%	
2008	39		$7.53		$295	0.25%		0.35%			-40.24%	
2007	41		$12.60		$521	-		0.35%			6.33%	
2006	5		$11.85		$54	(a)		0.35%			(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Thornburg Value Portfolio - Initial Class												
2010	4,052	$7.02	to	$34.13	$93,417	1.46%	0.00%	to	1.50%	9.69%	to	11.38%
2009	4,320	$6.40	to	$30.95	$89,807	1.14%	0.00%	to	1.50%	42.54%	to	44.85%
2008	4,224	$4.48	to	$21.60	$61,486	0.54%	0.00%	to	1.50%	-40.74%	to	-39.78%
2007	4,540	$7.56	to	$36.21	$113,433	0.45%	0.00%	to	1.50%	5.60%	to	7.23%
2006	5,003	$7.15	to	$34.10	$117,356	0.47%	0.00%	to	1.50%	15.11%	to	16.85%
ING UBS U.S. Large Cap Equity Portfolio - Adviser Class												
2010	8		$9.91		$75	-		0.35%			12.36%	
2009	9		$8.82		$77	1.67%		0.35%			30.67%	
2008	6		$6.75		$43	3.57%		0.35%			-40.27%	
2007	1		$11.30		$13	(b)		0.35%			(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
ING UBS U.S. Large Cap Equity Portfolio - Initial Class												
2010	5,497	$8.44	to	$18.72	$78,055	0.90%	0.00%	to	1.95%	11.28%	to	13.46%
2009	6,024	$7.50	to	$16.50	$76,337	1.44%	0.00%	to	1.95%	29.15%	to	31.83%
2008	6,593	$5.74	to	$12.52	$64,277	2.42%	0.00%	to	1.95%	-40.95%	to	-5.47%
2007	7,798	$11.71	to	$20.79	$126,472	0.72%	0.00%	to	1.95%	-37.09%	to	1.17%
2006	8,239	$11.75	to	$20.55	$135,280	0.80%	0.00%	to	1.95%	12.23%	to	14.55%
ING UBS U.S. Large Cap Equity Portfolio - Service Class												
2010	2		$9.55		$16	-		1.00%			11.83%	
2009	1		$8.54		$10	-		1.00%			30.18%	
2008	1		$6.56		$6	-		1.00%			-40.58%	
2007	1		$11.04		$6	-		1.00%			-0.09%	
2006	-		$11.05		$3	(a)		1.00%			(a)	
ING Van Kampen Comstock Portfolio - Adviser Class												
2010	29		$10.74		$307	1.02%		0.35%			14.38%	
2009	30		$9.39		$284	2.04%		0.35%			27.76%	
2008	28		$7.35		$206	3.06%		0.35%			-36.80%	
2007	33		$11.63		$382	1.50%		0.35%			-2.92%	
2006	13		$11.98		$151	(a)		0.35%			(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Van Kampen Comstock Portfolio - Service Class												
2010	4,016	$8.79	to	$14.95	$52,549	1.29%	0.00%	to	1.95%	12.86%	to	15.17%
2009	4,478	$7.70	to	$13.12	$51,283	2.28%	0.00%	to	1.95%	25.95%	to	28.60%
2008	4,775	$6.03	to	$10.31	$42,974	3.72%	0.00%	to	1.95%	-37.70%	to	-36.68%
2007	5,857	$12.01	to	$16.39	$83,912	1.24%	0.25%	to	1.95%	-3.74%	to	-2.54%
2006	6,763	$12.38	to	$16.94	$100,241	0.74%	0.30%	to	1.95%	13.56%	to	15.52%
ING Van Kampen Equity and Income Portfolio - Adviser Class												
2010	43		$12.03		$523	1.38%		0.35%			11.39%	
2009	46		$10.80		$492	1.50%		0.35%			21.62%	
2008	35		$8.88		$308	7.05%		0.35%			-24.04%	
2007	17		$11.69		$203	2.68%		0.35%			2.72%	
2006	2		$11.38		$21	(a)		0.35%			(a)	
ING Van Kampen Equity and Income Portfolio - Initial Class												
2010	19,572	$10.15	to	$13.81	$249,741	1.82%	0.00%	to	1.95%	10.19%	to	17.25%
2009	21,103	$9.11	to	$12.30	$240,779	1.87%	0.00%	to	1.95%	14.24%	to	25.89%
2008	23,075	$7.48	to	$10.03	$216,996	5.17%	0.00%	to	1.95%	-30.76%	to	-21.09%
2007	26,353	$11.95	to	$13.08	$325,269	2.45%	0.00%	to	1.95%	-1.13%	to	8.09%
2006	31,545	$11.77	to	$12.63	$378,557	1.93%	0.00%	to	1.95%	6.18%	to	12.67%
ING Van Kampen Equity and Income Portfolio - Service Class												
2010	5	$39.32	to	$40.23	$214	1.65%	1.00%	to	1.25%	10.64%	to	10.92%
2009	4	$35.54	to	$36.27	$149	1.31%	1.00%	to	1.25%	20.84%	to	21.14%
2008	5	$29.41	to	$30.80	$157	5.22%	0.60%	to	1.25%	-24.51%	to	-24.03%
2007	5	$12.58	to	$40.54	$188	2.88%	0.60%	to	1.25%	2.02%	to	2.66%
2006	3	$12.33	to	$39.49	$90	2.00%	0.60%	to	1.25%	10.98%	to	11.31%
ING Core Equity Research Fund - Class A												
2010	13	$14.99	to	$15.29	$200	0.61%	0.40%	to	1.40%	10.95%	to	12.10%
2009	9	$13.49	to	$13.64	$129	(d)	0.40%	to	1.55%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Strategic Allocation Conservative Portfolio - Class I												
2010	1,876	$9.82	to	$21.17	$30,602	4.39%	0.00%	to	1.60%	9.40%	to	11.10%
2009	1,943	$8.92	to	$19.06	$29,313	7.90%	0.00%	to	1.95%	15.62%	to	17.94%
2008	1,959	$7.64	to	$16.17	$25,840	4.38%	0.00%	to	1.95%	-25.08%	to	-23.58%
2007	2,130	$11.88	to	$21.16	$37,661	3.11%	0.00%	to	1.95%	4.12%	to	5.81%
2006	2,335	$11.41	to	$20.00	$39,520	2.61%	0.00%	to	1.95%	6.22%	to	8.40%
ING Strategic Allocation Growth Portfolio - Class I												
2010	4,056	$8.78	to	$21.25	$65,533	3.58%	0.00%	to	1.95%	10.82%	to	13.15%
2009	4,155	$7.83	to	$18.80	$60,353	9.30%	0.00%	to	1.95%	22.80%	to	25.27%
2008	4,099	$6.30	to	$15.01	$48,875	2.56%	0.00%	to	1.95%	-37.31%	to	-26.13%
2007	4,414	$11.45	to	$23.47	$84,589	1.70%	0.00%	to	1.95%	-11.33%	to	5.05%
2006	4,732	$11.07	to	$22.35	$88,592	1.35%	0.00%	to	1.95%	11.01%	to	13.22%
ING Strategic Allocation Moderate Portfolio - Class I												
2010	3,928	$9.26	to	$20.95	$61,501	3.92%	0.00%	to	1.60%	10.25%	to	12.15%
2009	3,969	$8.34	to	$18.68	$56,060	8.62%	0.00%	to	1.60%	19.91%	to	21.77%
2008	3,902	$6.91	to	$15.34	$46,525	3.19%	0.00%	to	1.60%	-31.57%	to	-30.47%
2007	4,075	$11.78	to	$22.07	$73,150	2.16%	0.00%	to	1.60%	3.82%	to	5.49%
2006	4,726	$11.34	to	$20.93	$82,807	1.80%	0.00%	to	1.60%	9.37%	to	11.21%
ING Growth and Income Portfolio - Class A												
2010	62		$9.75		$606	0.99%		0.35%			13.11%	
2009	47		$8.62		$403	1.03%		0.35%			29.24%	
2008	56		$6.67		$371	1.89%		0.35%			-38.18%	
2007	15		$10.79		$158	(b)		0.35%			(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
ING Growth and Income Portfolio - Class I												
2010	52,699	$8.93	to	$312.14	$1,177,617	1.06%	0.00%	to	1.95%	11.92%	to	14.24%
2009	53,908	$7.88	to	$276.06	$1,084,132	1.44%	0.00%	to	1.95%	27.76%	to	30.30%
2008	59,428	$6.10	to	$213.96	$926,638	1.44%	0.00%	to	1.95%	-38.89%	to	-6.86%
2007	70,409	$10.98	to	$346.30	$1,758,568	1.34%	0.00%	to	1.95%	-29.85%	to	7.42%
2006	80,060	$10.30	to	$325.50	$1,940,188	1.15%	0.00%	to	1.95%	12.51%	to	14.17%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class S												
2010	141	$9.70	to	$14.09	$1,467	1.02%	0.00%	to	1.50%	12.15%	to	13.84%
2009	97	$8.59	to	$12.43	$884	1.68%	0.00%	to	1.50%	28.98%	to	29.55%
2008	46	$6.66	to	$6.70	$305	2.96%	0.30%	to	0.75%	-38.22%	to	-37.96%
2007	9	$10.78	to	$10.80	$101	(b)	0.30%	to	0.75%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
ING GET U.S. Core Portfolio - Series 5												
2010	18		$10.57		$186	2.31%		1.75%			0.28%	
2009	40		$10.54		$420	3.55%		1.75%			-0.09%	
2008	46	$10.55	to	$10.56	$481	1.40%		1.75%			-8.97%	
2007	57	$11.59	to	$11.60	$660	1.78%		1.75%		0.35%	to	0.43%
2006	59		$11.55		$685	1.94%		1.75%			9.27%	
ING GET U.S. Core Portfolio - Series 6												
2010	178	$10.35	to	$10.36	$1,847	2.14%		1.75%		0.29%	to	0.29%
2009	192	$10.32	to	$10.33	$1,981	2.09%		1.75%			-0.10%	
2008	216	$10.33	to	$10.34	$2,235	1.82%		1.75%		-7.85%	to	-7.76%
2007	260	$11.20	to	$11.21	$2,918	2.25%		1.75%		1.45%	to	1.54%
2006	356	$11.04	to	$11.05	$3,931	2.33%		1.75%		8.55%	to	8.65%
ING GET U.S. Core Portfolio - Series 7												
2010	135	$10.32	to	$10.79	$1,420	2.04%	1.00%	to	1.75%	0.68%	to	1.51%
2009	165	$10.25	to	$10.63	$1,715	2.13%	1.00%	to	1.75%		-0.77%	
2008	195	$10.33	to	$10.63	$2,036	1.98%	1.00%	to	1.75%	-6.68%	to	-5.93%
2007	226	$11.06	to	$11.30	$2,516	2.37%	1.00%	to	1.75%	1.47%	to	2.26%
2006	325	$10.90	to	$11.05	$3,556	2.41%	1.00%	to	1.75%	8.35%	to	9.19%
ING GET U.S. Core Portfolio - Series 8												
2010	34	$10.36	to	$10.37	$350	2.29%		1.75%		0.58%	to	0.68%
2009	34	$10.29	to	$10.30	$350	2.31%		1.75%		0.10%	to	0.19%
2008	75	$10.28	to	$10.29	$774	1.95%		1.75%		-8.13%	to	-8.04%
2007	87	$11.18	to	$11.19	$969	1.94%		1.75%			1.82%	
2006	137	$10.98	to	$10.99	$1,507	1.77%		1.75%		8.71%	to	8.81%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING GET U.S. Core Portfolio - Series 9												
2010	13		$10.45		$139	2.14%		1.75%			1.95%	
2009	14		$10.25		$141	2.12%		1.75%			-0.19%	
2008	14		$10.27		$142	1.96%		1.75%			-6.81%	
2007	15		$11.02		$164	2.41%		1.75%		2.04%	to	2.13%
2006	16	$10.79	to	$10.80	$168	1.48%		1.75%			8.22%	
ING GET U.S. Core Portfolio - Series 10												
2010	6		$10.31		$63	3.05%		1.75%			2.28%	
2009	7		$10.08		$68	2.90%		1.75%			-2.61%	
2008	7		$10.35		$70	2.74%		1.75%			-5.48%	
2007	7		$10.95		$76	1.32%		1.75%			1.77%	
2006	7		$10.76		$76	0.84%		1.75%			7.82%	
ING GET U.S. Core Portfolio - Series 11												
2010	3	$10.56	to	$10.57	$31	3.23%		1.75%		3.02%	to	3.02%
2009	3	$10.25	to	$10.26	$31	3.17%		1.75%		-2.57%	to	-2.47%
2008	3		$10.52		$32	2.53%		1.75%			-1.22%	
2007	4		$10.65		$47	4.26%		1.75%			0.28%	
2006	4		$10.62		$47	0.08%		1.75%		5.99%	to	6.09%
ING BlackRock Science and Technology Opportunities Portfolio - Class I												
2010	9,177	$5.06	to	$17.38	$50,430	-	0.00%	to	1.90%	16.36%	to	18.65%
2009	8,967	$4.33	to	$14.70	$42,053	-	0.00%	to	1.90%	49.80%	to	52.74%
2008	7,555	$2.88	to	$9.65	$23,396	-	0.00%	to	1.60%	-40.75%	to	-39.74%
2007	8,355	$4.86	to	$16.07	$42,834	-	0.00%	to	1.90%	17.02%	to	19.06%
2006	8,763	$4.14	to	$13.50	$37,594	-	0.00%	to	1.60%	5.60%	to	7.21%
ING Index Plus LargeCap Portfolio - Class I												
2010	16,582	$8.16	to	$21.66	$292,131	1.93%	0.00%	to	1.95%	11.70%	to	14.02%
2009	18,196	$7.27	to	$19.01	$283,441	3.01%	0.00%	to	1.95%	20.75%	to	23.20%
2008	19,363	$5.99	to	$15.43	$247,468	2.11%	0.00%	to	1.95%	-38.41%	to	-37.20%
2007	22,182	$9.68	to	$24.64	$469,092	1.25%	0.00%	to	1.95%	2.98%	to	5.00%
2006	26,449	$9.36	to	$23.55	$539,452	1.08%	0.00%	to	1.95%	12.29%	to	14.59%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Index Plus LargeCap Portfolio - Class S												
2010	33		$10.52		$348	1.94%		0.35%			13.24%	
2009	40		$9.29		$375	2.57%		0.35%			22.56%	
2008	43		$7.58		$325	1.52%		0.35%			-37.56%	
2007	28		$12.14		$334	-		0.35%			4.39%	
2006	1		$11.63		$7	(a)		0.35%			(a)	
ING Index Plus MidCap Portfolio - Class I												
2010	13,426	$9.53	to	$26.88	$307,653	1.06%	0.00%	to	2.10%	19.36%	to	21.95%
2009	14,483	$7.88	to	$22.05	$274,072	1.65%	0.00%	to	2.10%	28.97%	to	31.80%
2008	14,637	$6.03	to	$16.74	$212,512	1.44%	0.00%	to	2.10%	-38.76%	to	-37.58%
2007	16,185	$13.29	to	$26.82	$381,531	0.81%	0.00%	to	1.95%	3.51%	to	5.23%
2006	18,518	$12.68	to	$25.09	$421,728	0.62%	0.00%	to	1.95%	7.28%	to	9.43%
ING Index Plus MidCap Portfolio - Class S												
2010	51		$11.56		$590	0.94%		0.35%			21.05%	
2009	49		$9.55		$472	1.09%		0.35%			31.00%	
2008	36		$7.29		$260	1.33%		0.35%			-37.90%	
2007	29		$11.74		$343	0.52%		0.35%			4.92%	
2006	4		$11.19		$43	(a)		0.35%			(a)	
ING Index Plus SmallCap Portfolio - Class I												
2010	7,455	$9.34	to	$19.44	$122,910	0.69%	0.00%	to	2.10%	20.30%	to	22.86%
2009	7,647	$7.67	to	$15.83	$103,515	1.74%	0.00%	to	2.10%	22.25%	to	24.85%
2008	7,836	$6.19	to	$12.68	$85,771	0.96%	0.00%	to	2.10%	-34.86%	to	-33.54%
2007	9,070	$12.14	to	$19.08	$151,310	0.48%	0.00%	to	2.15%	-8.00%	to	-6.48%
2006	10,525	$13.03	to	$20.09	$189,877	0.41%	0.00%	to	1.95%	11.75%	to	13.78%
ING Index Plus SmallCap Portfolio - Class S												
2010	14		$10.67		$154	0.72%		0.35%			22.08%	
2009	14		$8.74		$122	1.11%		0.35%			23.97%	
2008	8		$7.05		$58	-		0.35%			-33.86%	
2007	8		$10.66		$90	-		0.35%			-6.82%	
2006	5		$11.44		$52	(a)		0.35%			(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Index Portfolio - Class I												
2010	2,334	$7.85	to	$14.36	$20,151	3.45%	0.00%	to	1.80%	6.27%	to	8.01%
2009	2,401	$7.43	to	$13.44	$19,407	-	0.00%	to	1.60%	26.18%	to	27.56%
2008	37	$5.92	to	$5.95	$220	(c)	0.30%	to	1.25%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING International Index Portfolio - Class S												
2010	1		$13.73		$13	6.25%		0.35%			7.27%	
2009	1		$12.80		$19	(d)		0.35%			(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Large Cap Growth Index Portfolio - Class I												
2010	274	$13.91	to	$14.26	$3,841	0.64%	0.00%	to	1.50%	11.10%	to	12.82%
2009	221	$12.47	to	$12.76	$2,772	(d)	0.00%	to	1.50%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Large Cap Growth Index Portfolio - Class S												
2010	37	$13.60	to	$14.12	$508	0.46%	0.00%	to	1.35%	10.94%	to	12.47%
2009	29	$12.15	to	$12.60	$353	(d)	0.00%	to	1.35%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Large Cap Index Portfolio - Class I												
2010	1,295	$8.89	to	$9.27	$11,717	3.25%	0.00%	to	1.80%	10.48%	to	12.23%
2009	1,190	$8.06	to	$8.27	$9,692	-	0.00%	to	1.60%	21.90%	to	23.65%
2008	403	$6.62	to	$6.68	$2,675	(c)	0.00%	to	1.45%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Index Portfolio - Class S												
2010	1		$14.16		$10	(e)		0.95%			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
ING Russell™ Large Cap Value Index Portfolio - Class I												
2010	11	$13.03	to	$13.05	$145	1.79%	1.15%	to	1.25%	9.96%	to	10.03%
2009	7	$11.85	to	$11.86	$79	(d)	1.15%	to	1.25%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Large Cap Value Index Portfolio - Class S												
2010	180	$12.93	to	$13.25	$2,346	1.44%	0.00%	to	1.50%	9.48%	to	11.16%
2009	165	$11.81	to	$11.92	$1,952	(d)	0.00%	to	1.50%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2010	291	$15.87	to	$16.26	$4,652	0.29%	0.00%	to	1.50%	23.98%	to	25.85%
2009	237	$12.80	to	$12.92	$3,049	(d)	0.00%	to	1.50%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	
ING Russell™ Mid Cap Index Portfolio - Class I												
2010	638	$9.98	to	$10.40	$6,503	0.52%	0.25%	to	1.80%	23.31%	to	25.00%
2009	433	$8.15	to	$8.36	$3,562	-	0.00%	to	1.50%	38.41%	to	40.27%
2008	224	$5.91	to	$5.96	$1,329	(c)	0.00%	to	1.25%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Small Cap Index Portfolio - Class I												
2010	482	$10.69	to	$11.21	$5,262	0.47%	0.00%	to	1.80%	24.51%	to	26.16%
2009	225	$8.65	to	$8.83	$1,962	-	0.25%	to	1.50%	24.78%	to	26.32%
2008	91	$6.94	to	$6.99	$635	(c)	0.25%	to	1.40%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING Small Company Portfolio - Class I												
2010	5,153	$10.30	to	$34.54	$129,660	0.52%	0.00%	to	1.50%	22.55%	to	24.44%
2009	5,202	$8.35	to	$27.77	$107,672	0.61%	0.00%	to	1.50%	25.65%	to	27.62%
2008	5,178	$6.59	to	$21.76	$86,261	1.08%	0.00%	to	1.50%	-32.09%	to	-31.10%
2007	5,336	$14.34	to	$31.63	$135,138	0.19%	0.00%	to	1.50%	4.29%	to	5.90%
2006	6,886	$13.75	to	$29.99	$169,087	0.39%	0.00%	to	1.50%	15.06%	to	16.80%
ING Small Company Portfolio - Class S												
2010	11		$13.34		$149	-		0.35%			23.52%	
2009	11		$10.80		$118	0.92%		0.35%			26.76%	
2008	12		$8.52		$100	1.07%		0.35%			-31.46%	
2007	7		$12.43		$87	-		0.35%			5.34%	
2006	1		$11.80		$11	(a)		0.35%			(a)	
ING U.S. Bond Index Portfolio - Class I												
2010	477	$11.09	to	$11.54	$5,363	2.67%	0.00%	to	1.55%	4.52%	to	6.16%
2009	368	$10.61	to	$10.87	$3,932	2.62%	0.00%	to	1.50%	4.32%	to	5.84%
2008	153	$10.17	to	$10.27	$1,559	(c)	0.00%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
ING International Value Portfolio - Class I												
2010	6,060	$7.28	to	$15.07	$84,378	2.04%	0.00%	to	1.70%	0.73%	to	2.49%
2009	7,742	$7.16	to	$14.85	$105,099	1.56%	0.00%	to	1.70%	25.00%	to	27.22%
2008	7,918	$5.67	to	$11.79	$84,985	2.94%	0.00%	to	1.70%	-43.63%	to	-42.79%
2007	8,365	$16.66	to	$20.79	$158,131	1.78%	0.00%	to	1.55%	11.69%	to	13.15%
2006	7,376	$14.78	to	$18.51	$123,753	2.42%	0.30%	to	1.55%	27.45%	to	29.01%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING International Value Portfolio - Class S												
2010	24		$11.09		$263	1.83%		0.35%			1.93%	
2009	26		$10.88		$283	1.51%		0.35%			25.78%	
2008	29		$8.65		$248	3.02%		0.35%			-42.52%	
2007	32		$15.05		$480	1.48%		0.35%			12.65%	
2006	5		$13.36		$60	(a)		0.35%			(a)	
ING MidCap Opportunities Portfolio - Class I												
2010	1,410	$11.54	to	$18.47	$23,611	0.72%	0.00%	to	1.50%	28.37%	to	30.35%
2009	998	$8.92	to	$14.17	$12,935	0.21%	0.00%	to	1.50%	39.29%	to	41.60%
2008	935	$6.36	to	$10.69	$8,648	-	0.00%	to	1.50%	-38.51%	to	-37.84%
2007	649	$14.57	to	$17.22	$9,758	-	0.20%	to	1.50%	23.79%	to	25.10%
2006	509	$11.77	to	$12.55	$6,141	-	0.40%	to	1.50%	6.21%	to	7.25%
ING MidCap Opportunities Portfolio - Class S												
2010	198	$12.22	to	$15.81	$2,514	0.57%	0.15%	to	1.75%	29.48%		
2009	23		$12.21		$276	-		0.35%			40.51%	
2008	12		$8.69		$108	-		0.35%			-37.93%	
2007	5		$14.00		$70	-		0.35%			25.00%	
2006	-		$11.20		$3	(a)		0.35%			(a)	
ING SmallCap Opportunities Portfolio - Class I												
2010	1,873	$10.33	to	$17.09	$20,701	-	0.00%	to	1.50%	30.43%	to	32.13%
2009	1,414	$7.92	to	$12.81	$11,898	-	0.00%	to	1.50%	28.99%	to	31.05%
2008	1,290	$6.14	to	$9.68	$8,367	-	0.00%	to	1.50%	-35.44%	to	-34.62%
2007	1,200	$9.51	to	$15.30	$11,915	-	0.20%	to	1.50%	8.44%	to	9.67%
2006	1,122	$8.77	to	$13.46	$10,191	-	0.40%	to	1.50%	10.87%	to	12.17%
ING SmallCap Opportunities Portfolio - Class S												
2010	15		$14.06		$213	-		0.35%			31.65%	
2009	6		$10.68		$60	-		0.35%			30.24%	
2008	6		$8.20		$47	-		0.35%			-34.82%	
2007	1		$12.58		$17	-		0.35%			9.39%	
2006	1		$11.50		$10	(a)		0.35%			(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco Mid Cap Core Equity Fund - Class A												
2010	361	$13.57	to	$16.69	$5,115	0.08%	0.00%	to	1.70%	10.66%	to	12.54%
2009	179	$12.24	to	$14.98	$2,312	0.16%	0.00%	to	1.60%	28.13%	to	29.73%
2008	23	$9.81	to	$11.62	$232	0.80%	0.30%	to	1.60%	-28.60%	to	-27.91%
2007	19	$13.74	to	$16.18	$270	1.19%	0.65%	to	1.60%	8.75%	to	9.19%
2006	18	$12.67	to	$14.87	$234	0.76%	0.65%	to	1.70%	9.99%	to	10.40%
Invesco Small Cap Growth Fund - Class A												
2010	3	$14.48			$42	-	1.00%			25.04%		
2009	3	$11.58			$31	-	1.00%			33.26%		
2008	2	$8.69			$20	-	1.00%			-39.40%		
2007	2	$14.34			$34	-	1.00%			10.22%		
2006	1	$13.01			$17	-	1.00%			13.23%		
Invesco Global Health Care Fund - Investor Class												
2010	6	$31.62	to	$33.40	$183	-	0.55%	to	1.55%	3.00%	to	4.05%
2009	5	$30.63	to	$32.10	$164	-	0.55%	to	1.60%	25.43%	to	26.73%
2008	5	$24.42	to	$25.33	$122	-	0.55%	to	1.60%	-29.52%	to	-28.79%
2007	4	$34.39	to	$35.57	$144	-	0.65%	to	2.00%	9.62%	to	10.12%
2006	4	$31.61	to	$31.99	$114	-	0.90%	to	1.70%	3.36%	to	3.43%
Invesco U.S. Small Cap Value Fund - Class Y												
2010	463	$12.59			$5,835	0.40%	-			30.33%		
2009	181	$9.66			$1,746	-	-			30.54%		
2008	114	$7.40			$841	(c)	-			(c)		
2007	(c)	(c)			(c)	(c)	(c)			(c)		
2006	(c)	(c)			(c)	(c)	(c)			(c)		
Invesco Van Kampen Small Cap Value Fund - Class A												
2010	7	$16.29	to	$16.68	$120	(h)	0.30%	to	1.75%	(h)		
2009	6	$12.91			$72	(d)	0.45%			(d)		
2008	(d)	(d)			(d)	(d)	(d)			(d)		
2007	(d)	(d)			(d)	(d)	(d)			(d)		
2006	(d)	(d)			(d)	(d)	(d)			(d)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Invesco V.I. Capital Appreciation Fund - Series I Shares												
2010	2,569	$5.44	to	$11.10	$22,362	0.72%	0.00%	to	1.50%	13.80%	to	15.56%
2009	2,705	$4.78	to	$9.73	$20,643	0.61%	0.00%	to	1.50%	19.20%	to	21.14%
2008	2,795	$4.01	to	$8.14	$17,871	-	0.00%	to	1.50%	-43.39%	to	-42.52%
2007	2,976	$7.08	to	$14.33	$33,456	-	0.00%	to	1.50%	10.28%	to	11.95%
2006	3,257	$6.42	to	$12.36	$32,996	0.07%	0.00%	to	1.50%	4.72%	to	6.35%
Invesco V.I. Core Equity Fund - Series I Shares												
2010	3,820	$8.17	to	$14.12	$38,408	0.94%	0.00%	to	1.95%	7.44%	to	9.68%
2009	4,159	$7.53	to	$12.96	$38,603	1.79%	0.00%	to	1.95%	25.79%	to	28.38%
2008	4,319	$5.93	to	$10.25	$31,654	2.26%	0.00%	to	1.95%	-31.20%	to	-30.12%
2007	4,536	$8.58	to	$14.75	$48,225	1.11%	0.00%	to	1.50%	6.45%	to	8.04%
2006	5,005	$8.01	to	$13.60	$49,719	0.66%	0.00%	to	1.50%	15.02%	to	16.80%
Janus Aspen Series Balanced Portfolio - Institutional Shares												
2010	7	$22.50	to	$35.55	$242	2.78%	0.50%	to	1.40%	6.87%	to	7.87%
2009	8	$20.91	to	$33.21	$261	6.84%	0.50%	to	1.45%	24.06%	to	25.25%
2008	9	$16.64	to	$26.71	$236	2.32%	0.50%	to	1.45%	-17.06%	to	-16.23%
2007	13	$13.48	to	$32.14	$367	2.63%	0.30%	to	1.45%	8.96%	to	9.95%
2006	14	$12.22	to	$29.45	$394	1.90%	0.40%	to	1.45%	9.10%	to	10.17%
Janus Aspen Series Enterprise Portfolio - Institutional Shares												
2010	12	$19.46	to	$31.51	$363	-	0.45%	to	1.50%	24.01%	to	25.27%
2009	14	$15.57	to	$25.35	$327	-	0.30%	to	1.50%	42.60%	to	44.34%
2008	15	$10.77	to	$17.72	$240	0.27%	0.30%	to	1.50%	-44.52%	to	-43.95%
2007	17	$19.37	to	$31.89	$490	0.21%	0.45%	to	1.45%	20.28%	to	21.49%
2006	19	$15.92	to	$26.46	$466	-	0.25%	to	1.45%	11.97%	to	13.37%
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares												
2010	3	$18.80	to	$27.94	$66	3.13%	0.50%	to	1.50%	6.38%	to	7.47%
2009	3	$17.63	to	$26.20	$62	5.00%	0.50%	to	1.50%	11.54%	to	12.63%
2008	5	$15.77	to	$23.44	$98	4.06%	0.50%	to	1.50%	4.71%	to	5.53%
2007	5	$15.06	to	$22.38	$99	4.67%	0.50%	to	1.25%	5.67%	to	6.47%
2006	6	$14.25	to	$21.18	$114	4.37%	0.50%	to	1.25%	2.97%	to	3.71%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Janus Aspen Series Janus Portfolio - Institutional Shares												
2010	5	$9.10	to	$22.41	$82	1.20%	0.50%	to	1.40%	12.89%	to	14.00%
2009	5	$8.02	to	$19.82	$84	-	0.50%	to	1.40%	34.49%	to	35.62%
2008	7	$8.17	to	$14.72	$75	0.89%	0.50%	to	1.40%	-40.58%	to	-40.01%
2007	7	$13.66	to	$25.03	$150	0.67%	0.50%	to	1.40%	13.50%	to	14.51%
2006	8	$11.96	to	$22.00	$148	0.43%	0.50%	to	1.40%	9.82%	to	10.86%
Janus Aspen Series Worldwide Portfolio - Institutional Shares												
2010	8	$11.85	to	$23.10	$164	0.60%	0.45%	to	1.50%	14.08%	to	15.28%
2009	10	$10.30	to	$20.19	$172	1.23%	0.45%	to	1.50%	35.65%	to	37.13%
2008	12	$7.49	to	$14.85	$154	1.27%	0.45%	to	1.50%	-45.34%	to	-44.94%
2007	13	$13.70	to	$30.90	$317	0.90%	0.45%	to	1.25%	8.25%	to	9.18%
2006	15	$12.54	to	$28.51	$353	1.61%	0.45%	to	1.25%	16.74%	to	17.68%
Lazard Emerging Markets Equity Portfolio - Open Shares												
2010	-	$12.72			-	(e)	1.00%			(e)		
2009	(e)	(e)			(e)	(e)	(e)			(e)		
2008	(e)	(e)			(e)	(e)	(e)			(e)		
2007	(e)	(e)			(e)	(e)	(e)			(e)		
2006	(e)	(e)			(e)	(e)	(e)			(e)		
Lazard U.S. Mid Cap Equity Portfolio - Open Shares												
2010	287	$8.72	to	$9.70	$2,566	0.86%	0.00%	to	1.50%	21.28%	to	23.10%
2009	159	$7.19	to	$7.49	$1,162	0.77%	0.00%	to	1.50%	36.53%	to	38.19%
2008	73	$5.30	to	$5.42	$388	2.24%	0.00%	to	1.25%	-39.36%	to	-38.48%
2007	37	$8.74	to	$8.81	$326	(b)	0.00%	to	1.25%	(b)		
2006	(b)	(b)			(b)	(b)	(b)			(b)		
LKCM Aquinas Growth Fund												
2010	28	$9.99	to	$11.93	$316	-	0.90%	to	1.05%	15.32%	to	15.49%
2009	27	$8.65	to	$10.34	$269	-	0.90%	to	1.05%	28.71%		
2008	26	$8.01			$206	-	1.05%			-33.80%		
2007	19	$12.10			$236	-	1.05%			0.08%		
2006	17	$10.87			$183	(a)	0.90%			(a)		

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Loomis Sayles Small Cap Value Fund - Retail Class												
2010	413	$11.11	to	$11.56	$4,646	0.50%	0.00%	to	1.50%	22.90%	to	24.70%
2009	276	$9.04	to	$9.27	$2,518	0.18%	0.00%	to	1.50%	26.61%	to	28.19%
2008	126	$7.14	to	$7.20	$905	(c)	0.25%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
Lord Abbett Developing Growth Fund, Inc. - Class A												
2010	1	$14.51	to	$14.57	$19	(e)	0.60%	to	1.05%		(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
Lord Abbett Core Fixed Income Fund - Class A												
2010	-		$10.17		$4	(e)		1.15%			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
Lord Abbett Mid-Cap Value Fund, Inc. - Class A												
2010	106	$12.61	to	$15.79	$1,451	0.40%	0.60%	to	1.75%	23.39%	to	24.77%
2009	96	$10.13	to	$12.70	$1,054	0.67%	0.60%	to	1.90%	24.29%	to	25.89%
2008	85	$8.15	to	$10.13	$739	1.80%	0.55%	to	1.90%	-40.51%	to	-39.78%
2007	87	$13.80	to	$16.89	$1,257	0.51%	0.50%	to	1.75%	-1.15%	to	0.07%
2006	75	$13.96	to	$16.97	$1,081	0.56%	0.50%	to	1.75%	10.36%	to	11.81%
Lord Abbett Small-Cap Value Fund - Class A												
2010	92	$18.14	to	$19.44	$1,751	-	0.60%	to	1.60%	24.25%	to	25.50%
2009	88	$14.56	to	$15.49	$1,330	-	0.60%	to	1.65%	27.72%	to	28.98%
2008	91	$11.40	to	$12.03	$1,074	0.22%	0.55%	to	1.65%	-32.18%	to	-31.45%
2007	96	$16.81	to	$17.52	$1,648	0.13%	0.60%	to	1.65%	8.59%	to	9.68%
2006	88	$15.44	to	$15.91	$1,379	-	0.70%	to	1.75%	18.40%	to	19.56%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC												
2010	6,716	$8.93	to	$17.37	$98,339	0.38%	0.00%	to	1.50%	23.52%	to	25.52%
2009	7,527	$7.18	to	$13.99	$88,200	0.47%	0.00%	to	1.50%	24.74%	to	26.56%
2008	8,061	$5.71	to	$11.16	$75,150	1.22%	0.00%	to	1.50%	-40.23%	to	-39.51%
2007	9,441	$12.71	to	$18.59	$146,234	0.44%	0.20%	to	1.50%	-0.95%	to	0.38%
2006	10,067	$12.72	to	$18.67	$156,234	0.50%	0.25%	to	1.50%	10.54%	to	11.88%
Massachusetts Investors Growth Stock Fund - Class A												
2010	29	$12.33	to	$12.81	$371	0.60%	0.65%	to	1.20%	12.81%	to	13.46%
2009	26	$10.93	to	$11.29	$297	0.30%	0.65%	to	1.20%	38.71%	to	39.56%
2008	46	$7.88	to	$8.09	$364	0.36%	0.65%	to	1.20%	-37.66%	to	-37.38%
2007	58	$12.55	to	$12.92	$737	0.45%	0.65%	to	1.40%	10.10%	to	10.59%
2006	52	$11.38	to	$11.61	$596	-	0.80%	to	1.50%	6.37%	to	6.61%
Neuberger Berman Socially Responsive Fund® - Trust Class												
2010	660	$9.77	to	$11.18	$7,130	0.20%	0.00%	to	1.90%	20.44%	to	22.19%
2009	424	$8.71	to	$9.22	$3,772	0.44%	0.00%	to	1.70%	28.30%	to	30.41%
2008	318	$6.12	to	$7.07	$2,187	0.72%	0.00%	to	1.60%	-39.86%	to	-39.08%
2007	175	$11.28	to	$11.54	$1,985	0.80%	0.25%	to	1.55%	5.62%	to	6.79%
2006	48	$10.68	to	$10.77	$519	(a)	0.40%	to	1.50%		(a)	
New Perspective Fund®, Inc. - Class R-3												
2010	266	$14.70	to	$16.36	$4,250	0.76%	0.00%	to	1.55%	10.61%	to	12.36%
2009	272	$13.29	to	$14.56	$3,881	1.16%	0.00%	to	1.55%	35.19%	to	37.10%
2008	254	$9.89	to	$10.62	$2,657	1.79%	0.00%	to	1.45%	-38.99%	to	-38.08%
2007	238	$16.21	to	$17.15	$4,038	2.44%	0.00%	to	1.45%	14.34%	to	15.34%
2006	83	$14.18	to	$14.75	$1,204	1.64%	0.20%	to	1.55%	18.17%	to	19.17%
New Perspective Fund®, Inc. - Class R-4												
2010	4,588	$9.50	to	$16.99	$72,675	1.13%	0.00%	to	1.50%	11.05%	to	12.74%
2009	4,201	$8.34	to	$15.07	$59,419	1.48%	0.00%	to	1.50%	35.41%	to	37.52%
2008	3,763	$6.11	to	$10.97	$39,040	2.60%	0.00%	to	1.50%	-38.80%	to	-37.81%
2007	2,456	$15.58	to	$17.64	$41,461	2.12%	0.00%	to	1.50%	14.23%	to	15.56%
2006	1,896	$13.57	to	$15.13	$27,925	1.55%	0.30%	to	1.50%	18.09%	to	19.46%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Capital Appreciation Fund - Class A												
2010	43	$10.23	to	$10.85	$456	-	0.60%	to	1.45%	7.57%	to	8.50%
2009	55	$9.46	to	$10.03	$538	-	0.55%	to	1.55%	41.41%	to	42.67%
2008	53	$6.69	to	$7.03	$363	-	0.55%	to	1.55%	-46.74%	to	-46.17%
2007	47	$12.56	to	$13.06	$597	-	0.55%	to	1.55%	12.19%	to	13.17%
2006	36	$11.24	to	$11.54	$414	-	0.55%	to	1.45%	6.62%	to	6.79%
Oppenheimer Developing Markets Fund - Class A												
2010	4,842	$11.61	to	$86.33	$325,715	0.15%	0.00%	to	1.95%	24.54%	to	26.97%
2009	4,581	$9.22	to	$67.99	$241,957	0.54%	0.00%	to	1.95%	78.72%	to	81.84%
2008	3,873	$5.11	to	$37.41	$114,355	1.45%	0.00%	to	1.65%	-48.87%	to	-48.03%
2007	4,018	$23.12	to	$71.98	$230,998	0.96%	0.00%	to	1.95%	31.54%	to	33.43%
2006	3,743	$17.39	to	$52.76	$163,882	1.30%	0.30%	to	1.75%	23.14%	to	24.56%
Oppenheimer Gold & Special Minerals Fund - Class A												
2010	2		$17.52		$38	(e)		0.60%			(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
Oppenheimer International Bond Fund - Class A												
2010	5	$10.71	to	$10.76	$52	(e)	0.85%	to	1.45%		(e)	
2009	(e)		(e)		(e)	(e)		(e)			(e)	
2008	(e)		(e)		(e)	(e)		(e)			(e)	
2007	(e)		(e)		(e)	(e)		(e)			(e)	
2006	(e)		(e)		(e)	(e)		(e)			(e)	
Oppenheimer Global Securities/VA												
2010	12	$14.14	to	$25.57	$281	1.44%	0.50%	to	1.80%	13.94%	to	15.39%
2009	13	$12.41	to	$22.16	$273	2.31%	0.50%	to	1.80%	37.28%	to	39.11%
2008	17	$9.06	to	$15.97	$247	1.70%	0.45%	to	1.75%	-41.25%	to	-40.45%
2007	23	$15.42	to	$26.82	$578	1.49%	0.45%	to	1.75%	4.87%	to	5.84%
2006	32	$14.74	to	$25.34	$765	1.02%	0.45%	to	1.80%	16.01%	to	17.15%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Oppenheimer Main Street Fund®/VA												
2010	8	$8.65	to	$9.82	$74	1.37%	1.25%	to	1.50%	14.27%	to	14.72%
2009	9	$7.57	to	$8.56	$72	1.48%	1.25%	to	1.50%	26.38%	to	26.63%
2008	10	$5.99	to	$6.76	$63	1.12%	1.25%	to	1.50%	-39.37%	to	-39.21%
2007	11	$9.88	to	$11.12	$115	0.84%	1.25%	to	1.50%	2.92%	to	3.15%
2006	13	$9.60	to	$10.78	$123	1.67%	1.25%	to	1.50%	13.34%	to	13.59%
Oppenheimer Main Street Small Cap Fund®/VA												
2010	763	$9.76	to	$15.25	$10,224	0.59%	0.00%	to	1.50%	21.54%	to	23.33%
2009	737	$7.97	to	$12.48	$8,067	0.75%	0.00%	to	1.50%	35.19%	to	37.31%
2008	578	$5.85	to	$9.19	$4,655	0.52%	0.00%	to	1.50%	-38.76%	to	-38.01%
2007	531	$12.90	to	$14.92	$6,971	0.31%	0.25%	to	1.50%	-2.71%	to	-1.48%
2006	351	$13.26	to	$15.26	$4,722	0.10%	0.30%	to	1.50%	13.33%	to	14.43%
Oppenheimer Small- & Mid-Cap Growth Fund/VA												
2010	3	$4.53	to	$9.07	$15	-	1.25%	to	1.50%	25.48%	to	25.80%
2009	3	$3.61	to	$7.21	$15	-	1.25%	to	1.50%	30.80%	to	31.09%
2008	4	$2.76	to	$5.50	$13	-	1.25%	to	1.50%	-49.91%	to	-49.73%
2007	4	$5.51	to	$10.94	$31	-	1.25%	to	1.50%		4.99%	
2006	-		$10.42		$1	-		1.25%			1.66%	
Oppenheimer Strategic Bond Fund/VA												
2010	6	$18.43	to	$20.15	$112	8.33%	0.55%	to	1.25%	13.56%	to	14.33%
2009	6	$15.86	to	$17.63	$104	0.96%	0.55%	to	1.45%	17.13%	to	18.24%
2008	7	$13.54	to	$14.99	$105	5.22%	0.50%	to	1.45%	-15.43%	to	-14.70%
2007	7	$16.01	to	$17.48	$125	3.94%	0.55%	to	1.45%	8.10%	to	9.11%
2006	8	$14.81	to	$16.02	$128	3.91%	0.55%	to	1.45%	5.94%	to	6.87%
Pax World Balanced Fund - Individual Investor Class												
2010	4,354	$9.21	to	$13.40	$52,720	1.48%	0.00%	to	1.65%	10.10%	to	11.85%
2009	4,954	$8.30	to	$11.98	$54,186	1.67%	0.00%	to	1.65%	19.28%	to	21.42%
2008	4,896	$6.89	to	$9.87	$44,509	1.99%	0.00%	to	1.75%	-31.93%	to	-30.74%
2007	4,498	$12.75	to	$14.25	$59,458	1.79%	0.00%	to	1.75%	7.49%	to	9.16%
2006	4,112	$11.83	to	$12.90	$50,097	1.66%	0.30%	to	1.75%	9.03%	to	10.07%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
PIMCO Real Return Portfolio - Administrative Class												
2010	11,633	$12.01	to	$14.71	$158,235	1.44%	0.00%	to	1.65%	6.40%	to	8.25%
2009	8,873	$11.20	to	$13.61	$112,730	2.96%	0.00%	to	1.65%	16.42%	to	18.41%
2008	6,215	$9.53	to	$11.50	$67,423	4.31%	0.00%	to	1.65%	-8.45%	to	-7.03%
2007	2,861	$10.72	to	$12.37	$34,027	4.42%	0.00%	to	1.50%	8.91%	to	10.55%
2006	2,338	$10.15	to	$11.19	$25,436	4.36%	0.00%	to	1.50%	-0.74%	to	0.36%
Pioneer High Yield Fund - Class A												
2010	338	$13.37	to	$15.09	$4,956	5.25%	0.20%	to	1.95%	15.26%	to	17.34%
2009	373	$11.60	to	$12.86	$4,675	6.97%	0.20%	to	1.95%	59.16%	to	61.76%
2008	328	$7.37	to	$7.95	$2,557	7.36%	0.20%	to	1.75%	-38.07%	to	-37.15%
2007	273	$11.81	to	$12.65	$3,394	4.89%	0.20%	to	1.95%	5.03%	to	6.37%
2006	161	$11.33	to	$11.78	$1,880	4.89%	0.40%	to	1.75%	8.63%	to	10.10%
Pioneer Emerging Markets VCT Portfolio - Class I												
2010	2,736	$8.20	to	$10.86	$28,736	0.46%	0.00%	to	1.65%	14.02%	to	16.03%
2009	3,007	$7.13	to	$9.37	$27,443	1.14%	0.00%	to	1.70%	71.95%	to	74.81%
2008	2,224	$4.12	to	$5.36	$11,735	0.43%	0.00%	to	1.55%	-58.85%	to	-58.26%
2007	2,280	$12.71	to	$12.84	$29,074	(b)	0.00%	to	1.50%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	
Pioneer High Yield VCT Portfolio - Class I												
2010	1,601	$11.81	to	$15.12	$22,990	5.40%	0.00%	to	1.50%	16.30%	to	18.06%
2009	1,618	$10.08	to	$13.03	$19,842	7.77%	0.00%	to	1.50%	57.99%	to	60.47%
2008	1,510	$6.35	to	$8.12	$11,678	9.26%	0.00%	to	1.50%	-36.41%	to	-35.58%
2007	1,598	$11.89	to	$12.45	$19,319	5.55%	0.25%	to	1.50%	3.99%	to	5.36%
2006	1,065	$11.36	to	$11.75	$12,297	5.72%	0.40%	to	1.50%	6.92%	to	8.10%
Columbia Diversified Equity Income Fund - Class R-3												
2010	18	$8.96	to	$9.12	$160	1.02%	0.15%	to	0.80%	15.13%	to	15.17%
2009	30	$7.74	to	$7.85	$233	(d)	0.25%	to	1.10%		(d)	
2008	(d)		(d)		(d)	(d)		(d)			(d)	
2007	(d)		(d)		(d)	(d)		(d)			(d)	
2006	(d)		(d)		(d)	(d)		(d)			(d)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Columbia Diversified Equity Income Fund - Class R-4												
2010	592	$8.85	to	$9.21	$5,329	1.33%	0.00%	to	1.50%	14.49%	to	16.29%
2009	413	$7.73	to	$7.92	$3,222	2.01%	0.00%	to	1.50%	25.49%	to	27.05%
2008	237	$6.16	to	$6.21	$1,464	(c)	0.25%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
SMALLCAP World Fund® - Class R-4												
2010	681	$10.13	to	$10.54	$6,996	1.98%	0.00%	to	1.50%	23.09%	to	24.88%
2009	325	$8.23	to	$8.44	$2,698	1.34%	0.00%	to	1.50%	51.29%	to	53.28%
2008	80	$5.44	to	$5.48	$434	(c)	0.25%	to	1.50%		(c)	
2007	(c)		(c)		(c)	(c)		(c)			(c)	
2006	(c)		(c)		(c)	(c)		(c)			(c)	
T. Rowe Price Mid-Cap Value Fund - R Class												
2010	51	$15.13	to	$16.44	$803	1.11%	0.10%	to	1.30%	14.36%	to	15.77%
2009	73	$13.23	to	$14.20	$999	0.82%	0.10%	to	1.30%	44.12%	to	45.46%
2008	74	$9.16	to	$9.62	$699	0.47%	0.35%	to	1.35%	-35.71%	to	-35.09%
2007	68	$14.14	to	$14.82	$991	1.80%	0.35%	to	1.55%	-1.39%	to	-0.20%
2006	69	$14.34	to	$14.85	$1,010	0.61%	0.35%	to	1.55%	18.15%	to	19.08%
T. Rowe Price Value Fund - Advisor Class												
2010	15		$10.56		$163	2.21%		1.00%			14.66%	
2009	12		$9.21		$109	2.61%		1.00%			35.64%	
2008	6		$6.79		$44	1.90%		1.00%			-40.44%	
2007	5		$11.40		$61	2.20%		1.00%			-0.44%	
2006	3		$11.45		$30	(a)		1.00%			(a)	
Templeton Foreign Fund - Class A												
2010	74	$13.92	to	$15.34	$1,103	1.69%	0.35%	to	1.75%	6.58%	to	7.92%
2009	84	$13.06	to	$14.02	$1,146	1.77%	0.55%	to	1.75%	47.07%	to	48.99%
2008	71	$8.88	to	$9.41	$658	3.00%	0.55%	to	1.75%	-46.99%	to	-46.40%
2007	82	$16.75	to	$17.56	$1,410	1.84%	0.55%	to	1.75%	15.20%	to	16.60%
2006	59	$14.54	to	$15.06	$876	2.28%	0.55%	to	1.75%	18.01%	to	19.06%

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Templeton Global Bond Fund - Class A												
2010	9,629	$13.96	to	$31.04	$207,794	5.51%	0.00%	to	1.50%	10.99%	to	12.71%
2009	8,132	$12.49	to	$27.54	$155,610	4.38%	0.00%	to	1.50%	17.11%	to	18.86%
2008	6,885	$10.59	to	$23.17	$110,722	9.04%	0.00%	to	1.50%	4.73%	to	6.28%
2007	4,997	$12.26	to	$21.80	$72,664	7.52%	0.00%	to	1.50%	9.14%	to	10.83%
2006	2,522	$11.13	to	$19.67	$33,054	5.57%	0.00%	to	1.50%	11.73%	to	12.85%
Diversified Value Portfolio												
2010	7	$11.98	to	$12.85	$86	2.35%	0.95%	to	2.00%	7.16%	to	8.26%
2009	7	$11.18	to	$11.87	$84	3.66%	0.95%	to	2.00%		25.74%	
2008	9	$9.01	to	$9.44	$80	3.09%	0.95%	to	1.95%	-37.34%	to	-36.73%
2007	8	$14.38	to	$14.92	$114	1.87%	0.95%	to	1.95%		2.97%	
2006	7	$14.09	to	$14.49	$100	(f)	0.95%	to	2.00%		(f)	
Equity Income Portfolio												
2010	24	$12.04	to	$12.78	$303	2.65%	1.10%	to	2.00%	12.42%	to	13.40%
2009	20	$10.71	to	$11.27	$225	4.10%	1.10%	to	2.00%	15.20%	to	15.47%
2008	17	$9.38	to	$9.76	$165	3.84%	1.10%	to	1.95%	-32.23%	to	-31.65%
2007	21	$13.84	to	$14.28	$304	2.23%	1.10%	to	1.95%		3.40%	
2006	17	$13.48	to	$13.81	$235	1.93%	1.10%	to	2.00%		19.36%	
Small Company Growth Portfolio												
2010	8	$13.32	to	$14.29	$110	-	0.95%	to	2.00%	29.19%	to	30.62%
2009	9	$10.31	to	$10.94	$93	1.27%	0.95%	to	2.00%	37.60%	to	37.96%
2008	8	$7.57	to	$7.93	$64	-	0.95%	to	1.95%	-40.63%	to	-40.02%
2007	7	$12.75	to	$13.22	$86	-	0.95%	to	1.95%		2.80%	
2006	1	$12.51	to	$12.86	$18	(f)	0.95%	to	2.00%		(f)	
Wanger International												
2010	2,483	$9.42	to	$10.75	$25,898	2.55%	0.00%	to	1.55%	23.00%	to	25.03%
2009	1,714	$7.59	to	$8.61	$14,434	3.47%	0.00%	to	1.55%	47.42%	to	49.80%
2008	1,203	$5.11	to	$5.75	$6,819	1.00%	0.00%	to	1.50%	-46.37%	to	-45.60%
2007	916	$10.46	to	$10.57	$9,623	(b)	0.00%	to	1.50%		(b)	
2006	(b)		(b)		(b)	(b)		(b)			(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wanger Select												
2010	6,108	$9.95	to	$17.83	$102,870	0.53%	0.00%	to	1.75%	24.65%	to	26.60%
2009	5,121	$7.92	to	$14.09	$68,682	-	0.00%	to	1.50%	63.80%	to	66.19%
2008	4338	$4.80	to	$8.48	$35,288	-	0.00%	to	1.50%	-49.84%	to	-49.04%
2007	4,150	$15.70	to	$16.65	$66,892	-	0.00%	to	1.50%	7.73%	to	9.02%
2006	1,756	$14.45	to	$15.37	$26,052	0.25%	0.15%	to	1.50%	17.90%	to	19.00%
Wanger USA												
2010	2,442	$10.06	to	$16.37	$35,896	-	0.00%	to	1.50%	21.50%	to	23.35%
2009	2,016	$8.22	to	$13.36	$24,191	-	0.00%	to	1.50%	40.12%	to	42.34%
2008	1,727	$5.83	to	$8.89	$14,699	-	0.00%	to	1.50%	-40.59%	to	-37.59%
2007	1,512	$13.11	to	$14.89	$21,526	-	0.05%	to	1.50%	-0.63%	to	4.86%
2006	1,254	$12.52	to	$14.27	$17,111	0.22%	0.15%	to	1.50%	6.31%	to	7.30%
Washington Mutual Investors Fund[SM], Inc. - Class R-3												
2010	389	$10.89	to	$12.13	$4,515	1.98%	0.00%	to	1.55%	11.12%	to	13.05%
2009	406	$9.80	to	$10.73	$4,173	2.80%	0.00%	to	1.55%	16.81%	to	18.56%
2008	448	$8.39	to	$9.05	$3,911	2.30%	0.00%	to	1.55%	-34.35%	to	-33.31%
2007	395	$12.78	to	$13.57	$5,204	1.77%	0.00%	to	1.55%	2.08%	to	3.38%
2006	301	$12.52	to	$13.02	$3,858	1.62%	0.20%	to	1.55%	15.82%	to	17.24%
Washington Mutual Investors Fund[SM], Inc. - Class R-4												
2010	7,137	$8.54	to	$12.26	$82,473	2.28%	0.00%	to	1.50%	11.57%	to	13.43%
2009	7,276	$7.59	to	$11.00	$74,999	3.08%	0.00%	to	1.50%	17.25%	to	18.92%
2008	6,960	$6.43	to	$9.25	$60,944	2.56%	0.00%	to	1.50%	-34.15%	to	-33.33%
2007	6,883	$12.73	to	$13.71	$91,248	1.97%	0.25%	to	1.50%	2.34%	to	3.56%
2006	6,828	$12.38	to	$13.21	$88,156	1.90%	0.30%	to	1.50%	16.17%	to	17.48%
Wells Fargo Advantage Small Cap Value Fund - Class A												
2010	9		$12.65		$118	0.97%		1.00%			18.11%	
2009	8		$10.71		$88	-		1.00%			50.42%	
2008	7		$7.12		$46	-		1.00%			-39.04%	
2007	4		$11.68		$47	-		1.00%			9.16%	
2006	2		$10.70		$21	(a)		1.00%			(a)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Wells Fargo Advantage Special Small Cap Values Fund - Class A												
2010	4,325	$10.04	to	$25.47	$99,165	-	0.00%	to	1.55%	20.70%	to	22.54%
2009	4,381	$8.26	to	$20.79	$82,713	0.41%	0.00%	to	1.55%	27.90%	to	29.91%
2008	4,235	$6.42	to	$16.03	$62,156	1.09%	0.00%	to	1.55%	-32.80%	to	-31.95%
2007	4,354	$12.72	to	$23.16	$94,562	1.21%	0.30%	to	1.55%	-9.51%	to	-8.57%
2006	4,425	$15.03	to	$24.96	$105,934	0.42%	0.50%	to	1.55%	19.54%	to	20.78%

(a) As this investment Division had no investments until 2006, this data is not meaningful and therefore is not presented.
(b) As this investment Division had no investments until 2007, this data is not meaningful and therefore is not presented.
(c) As this investment Division had no investments until 2008, this data is not meaningful and therefore is not presented.
(d) As this investment Division had no investments until 2009, this data is not meaningful and therefore is not presented.
(e) As this investment Division had no investments until 2010, this data is not meaningful and therefore is not presented.
(f) As this investment Division is wholly comprised of new contract bands at December 31, 2006, this data is not meaningful and therefore is not presented.
(g) As this investment Division is wholly comprised of new contract bands at December 31, 2007, this data is not meaningful and therefore is not presented.
(h) As this investment Division is wholly comprised of new contract bands at December 31, 2010, this data is not meaningful and therefore is not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense, administrative and other charges, as defined in Note 5. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

/s/   Ernst & Young LLP

Atlanta, Georgia
March 31, 2011

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Operations
(In millions)

		Years Ended December 31,		
		2010	**2009**	**2008**
Revenues:				
Net investment income	$	1,342.3	$ 1,242.1	$ 1,071.0
Fee income		589.7	533.8	612.9
Premiums		67.3	35.0	46.9
Broker-dealer commission revenue		220.0	275.3	622.5
Net realized capital gains (losses):				
Total other-than-temporary impairment losses		(199.2)	(433.5)	(1,052.5)
Portion of other-than-temporary impairment losses recognized in Other comprehensive income (loss)		52.1	39.0	-
Net other-than-temporary impairments recognized in earnings		(147.1)	(394.5)	(1,052.5)
Other net realized capital gains		119.0	149.0	(215.1)
Total net realized capital losses		(28.1)	(245.5)	(1,267.6)
Other income		34.8	30.0	34.1
Total revenue		2,226.0	1,870.7	1,119.8
Benefits and expenses:				
Interest credited and other benefits to contract owners		768.0	511.2	818.0
Operating expenses		710.6	597.6	687.5
Broker-dealer commission expense		220.0	275.3	622.5
Net amortization of deferred policy acquisition costs and value of business acquired		(53.2)	79.6	128.9
Interest expense		2.9	3.5	1.4
Total benefits and expenses		1,648.3	1,467.2	2,258.3
Income (loss) before income taxes		577.7	403.5	(1,138.5)
Income tax expense (benefit)		140.8	49.6	(108.3)
Net income (loss)	$	436.9	$ 353.9	$ (1,030.2)

The accompanying notes are an integral part of these consolidated financial statements.

C-3

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

	As of December 31, 2010	As of December 31, 2009
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $15,097.4 at 2010 and $14,758.4 at 2009)	$ 16,002.2	$ 14,905.7
Fixed maturities, at fair value using the fair value option	453.4	233.6
Equity securities, available-for-sale, at fair value (cost of $186.7 at 2010 and $175.1 at 2009)	211.0	187.9
Short-term investments	222.4	535.5
Mortgage loans on real estate	1,842.8	1,874.5
Loan - Dutch State obligation	539.4	674.1
Policy loans	253.0	254.7
Limited partnerships/corporations	463.5	426.2
Derivatives	234.2	175.2
Securities pledged (amortized cost of $936.5 at 2010 and $483.7 at 2009)	962.2	469.8
Total investments	21,184.1	19,737.2
Cash and cash equivalents	231.0	243.3
Short-term investments under securities loan agreement, including collateral delivered	675.4	351.0
Accrued investment income	240.5	217.2
Reinsurance recoverable	2,355.9	2,429.9
Deferred policy acquisition costs	1,023.0	901.8
Value of business acquired	716.4	991.5
Notes receivable from affiliate	175.0	175.0
Short-term loan to affiliate	304.1	287.2
Due from affiliates	48.3	49.1
Current income tax recoverable	-	23.9
Property and equipment	87.4	90.8
Other assets	133.8	103.9
Assets held in separate accounts	46,489.1	41,369.8
Total assets	$ 73,664.0	$ 66,971.6

The accompanying notes are an integral part of these consolidated financial statements.

C-4

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Balance Sheets
(In millions, except share data)

| | As of December 31, | |
	2010	2009
Liabilities and Shareholder's Equity		
Future policy benefits and claims reserves	$ 21,491.6	$ 21,118.6
Payable for securities purchased	33.3	18.4
Payables under securities loan agreement, including collateral held	680.1	351.0
Borrowed money	214.7	0.1
Notes payable	4.9	4.9
Due to affiliates	121.2	159.9
Current income taxes	49.3	-
Deferred income taxes	466.9	351.2
Other liabilities	654.6	693.6
Liabilities related to separate accounts	46,489.1	41,369.8
Total liabilities	70,205.7	64,067.5
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,326.0	4,528.2
Accumulated other comprehensive income (loss)	304.5	(15.0)
Retained earnings (deficit)	(1,175.0)	(1,611.9)
Total shareholder's equity	3,458.3	2,904.1
Total liabilities and shareholder's equity	$ 73,664.0	$ 66,971.6

The accompanying notes are an integral part of these consolidated financial statements.

C-5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2008	$ 2.8	$ 4,159.3	$ (33.8)	$ (1,087.3)	$ 3,041.0
Comprehensive loss:					
Net loss	-	-	-	(1,030.2)	(1,030.2)
Other comprehensive loss, net of tax					
Change in net unrealized capital gains (losses) on securities ($(635.4) pretax)	-	-	(435.3)	-	(435.3)
Pension and other post-employment benefits liability ($18.7 pretax)	-	-	(13.0)	-	(13.0)
Total comprehensive loss					(1,478.5)
Employee share-based payments	-	2.0	-	-	2.0
Balance at December 31, 2008	2.8	4,161.3	(482.1)	(2,117.5)	1,564.5
Cumulative effect of change in accounting principle, net of deferred policy acquisition costs and tax	-	-	(151.7)	151.7	-
Comprehensive income:					
Net income	-	-	-	353.9	353.9
Other comprehensive income, net of tax					
Change in net unrealized capital gains (losses) on securities ($832.3 pretax)	-	-	641.9	-	641.9
Change in other-than-temporary impairment losses recognized in other comprehensive income	-	-	(32.4)	-	(32.4)
Pension and other post-employment benefits liability ($14.3 pretax)	-	-	9.3	-	9.3
Total comprehensive income					972.7
Contribution of capital	-	365.0	-	-	365.0
Employee share-based payments	-	1.9	-	-	1.9
Balance at December 31, 2009	$ 2.8	$ 4,528.2	$ (15.0)	$ (1,611.9)	$ 2,904.1

The accompanying notes are an integral part of these consolidated financial statements.

C-6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Changes in Shareholder's Equity
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholder's Equity
Balance at January 1, 2010	$ 2.8	$ 4,528.2	$ (15.0)	$ (1,611.9)	$ 2,904.1
Comprehensive income:					
Net income	-	-	-	436.9	436.9
Other comprehensive income, net of tax					
Change in net unrealized capital gains (losses) on securities ($387.5 pretax)	-	-	337.0	-	337.0
Change in other-than-temporary impairment losses recognized in other comprehensive income (loss)	-	-	(12.7)	-	(12.7)
Pension and other post-employment benefits liability ($(7.4) pretax)			(4.8)		(4.8)
Total comprehensive income					756.4
Dividends paid	-	(203.0)	-	-	(203.0)
Employee share-based payments	-	0.8	-	-	0.8
Balance at December 31, 2010	$ 2.8	$ 4,326.0	$ 304.5	$ (1,175.0)	$ 3,458.3

The accompanying notes are an integral part of these consolidated financial statements.

C-7

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

		Years Ended December 31,	
	2010	**2009**	**2008**
Cash Flows from Operating Activities:			
Net income (loss)	$ 436.9	$ 353.9	$ (1,030.2)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired, and sales inducements	(167.1)	(152.8)	(205.1)
Net amortization of deferred policy acquisition costs, value of business acquired, and sales inducements	(48.9)	83.3	128.3
Net accretion/decretion of discount/premium	44.3	45.4	87.1
Future policy benefits, claims reserves, and interest credited	599.5	386.9	682.3
Provision for deferred income taxes	65.3	36.7	25.3
Net realized capital losses	28.1	245.5	1,267.6
Depreciation	3.4	10.4	56.7
Change in:			
Accrued investment income	(23.3)	(11.4)	(37.5)
Reinsurance recoverable	74.0	79.3	88.8
Other receivable and assets accruals	(30.9)	130.9	(115.3)
Due to/from affiliates	(37.9)	7.9	(17.2)
Other payables and accruals	85.5	46.0	(120.3)
Other, net	(42.0)	(112.7)	(44.0)
Net cash provided by operating activities	986.9	1,149.3	766.5
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	6,340.3	5,864.2	9,039.7
Equity securities, available-for-sale	12.9	99.4	135.0
Mortgage loans on real estate	179.2	308.7	146.5
Limited partnerships/corporations	87.2	116.2	510.1
Acquisition of:			
Fixed maturities	(7,383.5)	(6,215.4)	(11,593.4)
Equity securities, available-for-sale	(16.7)	(25.2)	(54.8)
Mortgage loans on real estate	(147.2)	(87.2)	(168.0)
Limited partnerships/corporations	(85.5)	(49.3)	(428.6)
Derivatives, net	(147.3)	(170.8)	52.6
Policy loans, net	1.7	13.1	5.6
Short-term investments, net	313.1	(492.7)	126.7
Loan-Dutch State obligation	134.7	124.8	-
Collateral received (delivered)	4.7	(4.4)	23.2
Sales (purchases) of fixed assets, net	-	13.5	(24.0)
Net cash used in investing activities	(706.4)	(505.1)	(2,229.4)

The accompanying notes are an integral part of these consolidated financial statements.

C-8

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)

Consolidated Statements of Cash Flows
(In millions)

		Years Ended December 31,			
		2010		2009	2008
Cash Flows from Financing Activities:					
Deposits received for investment contracts	$	2,022.2	$ 2,069.6	$	3,836.4
Maturities and withdrawals from investment contracts		(2,309.7)	(2,123.6)		(2,312.2)
Short-term (repayment) loans to (from) affiliates		(16.9)	(300.2)		13.0
Short-term repayments of repurchase agreements, net		214.6	(615.2)		(123.1)
Dividends to parent		(203.0)	-		-
Contribution of capital		-	365.0		-
Net cash provided by (used in) financing activities		(292.8)	(604.4)		1,414.1
Net increase (decrease) in cash and cash equivalents		(12.3)	39.8		(48.8)
Cash and cash equivalents, beginning of period		243.3	203.5		252.3
Cash and cash equivalents, end of period	$	231.0	$ 243.3	$	203.5
Supplemental cash flow information:					
Income taxes paid (received), net	$	0.6	$ 13.7	$	(44.1)
Interest paid	$	-	$ 4.8	$	23.6
Non-cash transfer Loan-Dutch State obligation	$	-	$ 798.9	$	-

The accompanying notes are an integral part of these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1. **Organization and Significant Accounting Policies**

    Basis of Presentation

    ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly-owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and the District of Columbia.

    The consolidated financial statements for the year ended December 31, 2010, include ILIAC and its wholly-owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). ILIAC is a direct, wholly-owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is an indirect, wholly-owned subsidiary of ING Groep N.V. ("ING"). ING is a global financial services holding company based in the Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

    As part of a restructuring plan approved by the European Commission ("EC"), ING has agreed to separate its banking and insurance businesses by 2013. ING intends to achieve this separation by divestment of its insurance and investment management operations, including the Company. ING has announced that it will explore all options for implementing the separation including one or more initial public offerings, sales, or a combination thereof. On November 10, 2010, ING announced that while the option of one global initial public offering ("IPO") remains open, ING and its U.S. insurance affiliates, including the Company, are going to prepare for a base case of two IPOs: one Europe-led IPO and one separate U.S.-focused IPO.

    Description of Business

    The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, and 457, as well as nonqualified deferred compensation plans. The Company's products are offered primarily to individuals, pension plans, small businesses, and employer-sponsored groups in the health care, government, and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents, and financial planners.

    Products offered by the Company include deferred and immediate (payout annuities) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., liquidity guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Recently Adopted Accounting Standards

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses

In July 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-20, "Receivables (Accounting Standards Codification™ ("ASC") Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity is required to also disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables, and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults, and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delays the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Financial Instruments footnote to the consolidated financial statements, as well as the Reinsurance section below, except for the disclosures that include information for activity that occurs during a reporting period, which are effective for periods beginning after December 15, 2010, and the disclosures about troubled debt restructurings. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives

In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

bifurcation requirements are those that relate to the subordination of one financial instrument to another.

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under ASC Topic 815.

Improving Disclosures about Fair Value Measurements

In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements," ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;
- Purchases, sales, issuances, and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, and are included in the Financial Instruments footnote to the consolidated financial statements, except for the disclosures related to the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Accounting and Reporting for Decreases in Ownership of a Subsidiary

In January 2010, the FASB issued ASU 2010-02 "Consolidations (ASC Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification," ("ASU 2010-02"), which clarifies that the scope of the decrease in ownership provisions applies to the following:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- A subsidiary or group of assets that is a business or nonprofit activity;
- A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture; and
- An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including an equity method investee or joint venture).

ASU 2010-02 also notes that the decrease in ownership guidance does not apply to sales of in substance real estate and expands disclosure requirements.

The provisions of ASU 2010-02 were adopted, retrospectively, by the Company on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows for the years ended December 31, 2010, 2009, or 2008, as there were no decreases in ownership of a subsidiary during those periods.

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities

In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities," ("ASU 2009-17"), which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"), as follows:

- Removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities, and whether the entity has the obligation to absorb losses or the right to reserve benefits that could be significant to the VIE; and
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidation (ASC Topic 810): Amendments for Certain Investment Funds" (ASU 2010-10), which primarily defers to ASU 2009-17 for an investment in an entity that is accounted for as an investment company.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous accounting principles generally accepted in the United States ("US GAAP"). The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments footnote to these consolidated financial statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting for Transfers of Financial Assets

In December 2009, the FASB issued ASU 2009-16 "Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which eliminates the QSPE concept and requires a transferor of financial assets to:

- Consider the transferor's continuing involvement in assets, limiting the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire asset to an entity that is not consolidated;
- Account for the transfer as a sale only if an entity transfers an entire financial asset and surrenders control, unless the transfer meets the conditions for a participating interest; and
- Recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale.

The provisions of ASU 2009-16 were adopted on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the Company did not have any QSPEs under previous US GAAP, and the requirements for sale accounting treatment are consistent with those previously applied by the Company under US GAAP.

Measuring the Fair Value of Certain Alternative Investments

In September 2009, the FASB issued ASU 2009-12, "Fair Value Measurements and Disclosures (ASC Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2009-12"), which allows the use of net asset value to estimate the fair value of certain alternative investments, such as interests in hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. In addition, ASU 2009-12 requires disclosures about the attributes of such investments.

The provisions of ASU 2009-12 were adopted by the Company on December 31, 2009. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as its guidance is consistent with that previously applied by the Company under US GAAP. The disclosure provisions required by ASU 2009-12 are presented in the Investments footnote to these consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued new guidance on subsequent events, included in ASC Topic 855, "Subsequent Events," which establishes:

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- The period after the balance sheet date during which an entity should evaluate events or transactions for potential recognition or disclosure in the financial statements;
- The circumstances under which an entity should recognize such events or transactions in its financial statements; and
- Disclosures regarding such events or transactions and the date through which an entity has evaluated subsequent events.

These provisions, as included in ASC Topic 855, were adopted by the Company on June 30, 2009. In addition, in February 2010, the FASB issued ASU 2010-09, "Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements", which clarifies that a Securities and Exchange Commission ("SEC") filer should evaluate subsequent events through the date the financial statements are issued and eliminates the requirement for an SEC filer to disclose that date, effective upon issuance. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under U.S. auditing standards. The disclosure provisions included in ASC Topic 855, as amended, are presented in the Organization and Significant Accounting Policies footnote to these consolidated financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments

In April 2009, the FASB issued new guidance on recognition and presentation of other-than-temporary impairments, included in ASC Topic 320, "Investments-Debt and Equity Securities," which requires:

- Noncredit related impairments to be recognized in other comprehensive income (loss), if management asserts that it does not have the intent to sell the security and that it is more likely than not that the entity will not have to sell the security before recovery of the amortized cost basis;
- Total other-than-temporary impairments ("OTTI") to be presented in the Statement of Operations with an offset recognized in Accumulated other comprehensive income (loss) for the noncredit related impairments;
- A cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from Retained earnings (deficit) to Accumulated other comprehensive income (loss); and
- Additional interim disclosures for debt and equity securities regarding types of securities held, unrealized losses, and other-than-temporary impairments.

These provisions, as included in ASC Topic 320, were adopted by the Company on April 1, 2009. As a result of implementation, the Company recognized a cumulative effect of change in accounting principle of $151.7 after considering the effects of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

deferred policy acquisition costs ("DAC") and income taxes of $(134.0) and $46.9, respectively, as an increase to April 1, 2009 Retained earnings (deficit) with a corresponding decrease to Accumulated other comprehensive income (loss).

In addition, the Company recognized an increase in amortized cost for previously impaired securities due to the recognition of the cumulative effect of change in accounting principle as of April 1, 2009, as follows:

	Change in Amortized Cost
Fixed maturities:	
U.S. corporate, state and municipalities	$ 47.0
Foreign	45.0
Residential mortgage-backed	14.3
Commercial mortgage-backed	88.5
Other asset-backed	44.0
Total investments, available-for-sale	$ 238.8

The disclosure provisions, as included in ASC Topic 320, are presented in the Investments footnote to these consolidated financial statements.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued new guidance on disclosures about derivative instruments and hedging activities, included in ASC Topic 815, "Derivatives and Hedging," which requires enhanced disclosures about objectives and strategies for using derivatives, fair value amounts of, and gains and losses on, derivative instruments, and credit-risk-related contingent features in derivative agreements, including:

- How and why derivative instruments are used;
- How derivative instruments and related hedged items are accounted for under US GAAP for derivative and hedging activities; and
- How derivative instruments and related hedged items affect an entity's financial statements.

These provisions, as included in ASC Topic 815, were adopted by the Company on January 1, 2009 and are included in the Financial Instruments footnote to these consolidated financial statements. As the pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

New Accounting Pronouncements

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the US GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011, and should be applied prospectively. Retrospective application is permitted, and early adoption is permitted at the beginning of an entity's annual reporting period. The Company is currently in the process of determining the impact of adoption of the provisions of ASU 2010-26.

Consolidation Analysis of Investments Held through Separate Accounts

In April 2010, the FASB issued ASU 2010-15, "Financial Services - Insurance (ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer's interests, and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 are effective for fiscal years and interim periods beginning after December 15, 2010. The amendments are to be applied retrospectively to all prior periods as of the date of adoption. The Company does not expect any effect on its financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company under ASC Topic 944.

Accounting Policy Change

During the fourth quarter of 2010, the Company concluded that it should change its accounting for realized capital gains (losses) and unrealized capital gains (losses) on investments supporting experience-rated products. The impact of this change in accounting policy on the Company's financial statements is immaterial to all periods presented. Therefore, this correction is reflected in the fourth quarter of 2010 (the period

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

in which the change was made). Certain reclassifications, which increased (decreased) Realized gains (losses) and Interest credited and other benefits by $11.3 and $614.4 for the years ended December 31, 2009 and 2008, respectively, were made in connection with this change, and had no impact on net income. This change in accounting policy has no impact on individual customer account values and no impact on credited rates for experience-rated products.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, certain money market instruments, and other debt issues with a maturity of 90 days or less when purchased.

Investments

All of the Company's fixed maturities, except those accounted for using the fair value option, and equity securities are currently designated as available-for-sale. Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Shareholder's equity, after adjustment, if any, for related changes in DAC, value of business acquired ("VOBA"), and deferred income taxes. Fixed maturities accounted for using the fair value option are reported at fair value with changes in fair value recognized in the Statement of Operations.

Other-Than-Temporary Impairments

The Company analyzes its general account investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow needs.

When the Company has determined it has the intent to sell or if it is more likely than not that it will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment") the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations as an OTTI. If the Company does not intend to sell the security nor is it more likely than not it will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) on the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets.

In order to determine the amount of the OTTI that is considered a credit impairment, the Company utilizes the following methodology and significant inputs:

- Recovery value is estimated by performing a discounted cash flow analysis based upon the best estimate of expected future cash flows, discounted at the effective interest rate implicit in the underlying debt security. The effective interest rate is the current yield prior to impairment for a fixed rate security or current coupon yield for a floating rate security.
- Collectability and recoverability are estimated using the same considerations as the Company uses in its overall impairment analysis which includes, but is not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes, and changes in ratings of the security.
- Additional factors considered for structured securities such as RMBS, CMBS and other ABS include, but are not limited to, quality of underlying collateral, anticipated loss severities, collateral default rates, and other collateral characteristics such as vintage, repayment terms, and the geographical makeup of the collateral.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Purchases and Sales

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date.

Valuation of Investments and Derivatives

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third-party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2010, except for the Company's use of commercial pricing services to value certain collateralized mortgage obligations ("CMO-Bs") which commenced in the first quarter of 2010. CMO-Bs were previously valued using an average of broker quotes when more than one broker quote is provided.

Fair Value Measurements

ASC Topic 820, "Fair Value Measurements and Disclosures," defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

Fair Value Hierarchy

The Company has categorized its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.
- Level 2 - Quoted prices in markets that are not active or inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
    a) Quoted prices for similar assets or liabilities in active markets;
    b) Quoted prices for identical or similar assets or liabilities in non-active markets;
    c) Inputs other than quoted market prices that are observable; and
    d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

The following valuation methods and assumptions were used by the Company in estimating reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain US Treasury securities. The fair values for marketable bonds without an active market, excluding subprime residential mortgage-backed securities, are obtained through several commercial pricing services, which provide the estimated fair values, and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes US and foreign corporate bonds, Asset-backed Securities ("ABS"), US agency and government guaranteed securities, Commercial Mortgage-backed Securities ("CMBS"), and Residential Mortgage-backed Securities ("RMBS"), including CMO-Bs.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor, and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Broker quotes and prices obtained from pricing services are reviewed and validated monthly through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. At December 31, 2010, $73.3 and $13.2 billion of a total of $17.4 billion in fixed maturities were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined using a matrix-based pricing model and are classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer, and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees, and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Trading activity for the Company's RMBS, particularly subprime and Alt-A RMBS, declined during 2008 as a result of the dislocation of the credit markets. The Company continued to obtain pricing information from commercial pricing services and brokers. However, the pricing for subprime and Alt-A RMBS did not represent regularly occurring market transactions since the trading activity declined significantly in the second half of 2008. As a result, the Company concluded in the second half of 2008 that the market for subprime and Alt-A RMBS was inactive and classified these securities as Level 3 assets. The Company did not change its valuation procedures, which are consistent with those used for Level 2 marketable bonds without an active market, as a result of determining that the market was inactive. Due to increased trade activity of Alt-A RMBS during the second half of 2009, the Company determined that the Alt-A RMBS should be transferred to Level 2 of the valuation hierarchy as its overall assessment of the market was that it was active. The market for subprime RMBS remains largely inactive, and as such these securities will remain in Level 3 of the valuation hierarchy. The Company will continue to monitor market activity for RMBS to determine proper classification in the valuation hierarchy.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Equity securities, available-for-sale: Fair values of publicly traded equit y securities are based up on quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an ex change, are valued by sources such as analytics or brokers and are classified as Level 3 assets.

Cash and cash equivalents, Short-term investments, and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the asse ts' fair values. The fair values for cash equivalents and short-term inves tments are determined based on quoted market prices. These assets are classified as Level 1. Oth er short-term investments ar e valued and c lassified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Derivatives: The carryin g amounts for these financial instruments, which can be assets or li abilities, reflect the fair value of the assets and liabilities. Derivatives are carried at fair value (on the Consolidated Balance Sheets), which is determined using the Co mpany's derivative accounting system in conju nction with observable k ey financial data from third party sources, such as y ield curves, exchange rates, Standard & Poor's ("S&P") 500 Index prices, a nd London Inter Bank Offere d Rates ("LIBOR"), o r through values established by third party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monito ring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A - or better. The Company 's own credit risk is also c onsidered and inc orporated in the Company's valuation process. Valuations for the Company's fu tures contracts are based on unadjuste d quoted prices from an active exchange and , therefore, are classified as Level 1. The Company also has certain credit default swaps that are priced usin g models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classifie d as Level 2.

Product guarantees: The Company records product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates in accordance with ASC 815. The guarantee is treated as an embedded de rivative or a stand-alon e derivative (depending on the underlying product) an d is required to be reported at fair value. The fair value of the obligation is calculated based on the income approach as described in ASC 820. The income associ ated with the con tracts is projected using actuarial and capital market assumptions, including benefits and related co ntract charges, over th e anticipated life of the related contracts. The cash flow estimates are produced by u sing stochastic techniques under a variety of risk neutral scenarios and other best estima te assumptions. These derivatives are classified as Level 3 liabilities or assets. Explicit risk marg ins in the actuarial assumptions underlying valuations are included, as well as an exp licit recognition of all nonperforman ce risks as required by US GAAP. Nonperformance risk for produ ct guarantees contains adjustments to the fair values of t hese contrac t liabilities related to the current credit standing of ING and the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company based on credit default swaps with similar t erm to maturity an d priority of payment. The ING credit default spread is applied to the di scount factors for product guarantees in the Company's valuation model in order to incorporate credit risk into the fair values of these product guarantees. As o f December 31, 2010, the overall value of the derivative lia bility decreased. This decrease was mainly due to an increase in interest rate levels, and also benefited from the change in credit spread of ING in relation to prior periods which decreased the derivative liability.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts.

The following investments are reported at values ot her than fair value on the Co nsolidated Balance Sheets, and therefore are not categorized in the fair value hierarchy:

Mortgage loans on real estate: Mortgage loans on real estate ar e reported at amortize d cost, less impairment write-downs and allowance for losses. If the v alue of any mo rtgage loan i s determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to either th e lower of the presen t va lue of expected cash flows from the loan, discounted at the loan's effective interest rate, o r fair value o f the collateral. For those mortgages th at are determined to require foreclosure, the carry ing value is reduced to the fair value of the underlying collateral, net of estimate d costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is redu ced by establishing a permanent write-down recorded in Net realized capital gains (losses).

Policy loans: The reported value of policy loans is equal to the carrying, or cash surrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Loan - Dutch State obligation: The reported value of the State of the Netherlands (the "Dutch State") loan obligation is based on the outstanding loan balance plus any unamortized premium.

Limited partnerships/corporations: The carrying value for these investments, primarily private equities and hedge funds, is determined based on the Company's degree of influence over the investee's operating and financial policies along with the percent of the investee that the Company owns. Those investments where the Company has determined it has significant influence are accounted for under the equity method, with the remainder accounted for under the cost method.

Fair value est imates are made at a sp ecific point in time, based on available market in formation an d judgments about various financial instruments, such as estimates of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

timing and amounts of future cash flows.   Su ch es timates do not reflect any premium or discount tha   t could result from offering   for sale at one time   the Company's entire holdings   of a particular financial instrument, nor do they consider the tax imp act of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, no   r can the disclosed value be realized in immediate settlement of the instruments.

Repurchase Agreements

The Company engages in dollar repurchase agreements   with mortgage-backed securities ("dollar rolls") and repurchase a greements with other collateral type s to increase its return on investments and improve liquidity. Such arrangements typically meet the   requirements to   be acco unted for as financing arrangements. The Company enters into dollar roll transactions by selling existing mortgage -backed securities and concurrently entering into an agreement to repurchase similar securities wit hin a short time frame in the future at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed u pon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement,   the counterp arty returns the collateral to the Company and the Company, in turn,   repays the loan am ount along with the additional agreed upon interest. Company policy requires that at all   times during the term of the dollar roll   and repurchase agreements that cash or other collateral types ob tained is suffi cient to allow the Company to fund substantially all o f the cost of purchasing replacement assets. Cash collateral received is invested in short-term investments, with the offsetting collateral liability included in Borrowed money   on the Consol idated Balance Sheets. At December 31, 2010, the carrying value   of the securities pledged   in dollar rolls and   repurchase agreement transactions was $ 216.7. At December 31, 2009, there were no securities pledged in   dolla r rolls and repurchase agreement transactions.   Th e repurchase obligation related to dollar rolls an   d repurchase agreements, including accrued interest, totaled $214.7 and $0.1, respectively at December 31, 2010 and 2009, and is included in Borrowed money on the Consolidated Balance Sheets. In addition to the purchase obligation at December 31, 2010, the Company did not have any collateral posted by the counterparty in connection with the increase in the value of pledged securities that will be released upon settlement.

The Company also enters into reverse repurchase ag reements. These transactions involve a purchase o f securities and an agreement to sell substantially the same securities as tho se purchased. Company policy requires that, at all times during the term of the reve   rse repurchase agreements, cash or other collateral types provided is sufficient to allow the counterparty to fund substantially all of the cost of purchasing replacement assets. At December 31, 2010 and 2009, the Company did not have any securities pledged under reverse repurchase agreements.

The primary risk associated with short-term collateralized borrowings is that the cou nterparty will be unable to perform under the terms of the contract. The Company's

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

exposure is limited to the excess of the net replacement cost of the securities over the valu e of the short-term investments, an amount that was immaterial at December 31, 2010. The Company believes the counterparties to the dollar rolls, repurch ase, a nd reverse repurcha se a greements are financially responsible and that the counterparty risk is minimal.

Securities Lending

The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods o f time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned domestic securities. The collateral is deposited by the borrower with a lending agent, and retained and invested by the lending agent according to the Company's guidelines to generate additional income. The market value of the loaned securities is monito red on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates. A t December 31, 2010 and 2009, the fair value of loaned securities was $651.7 and $339.5, respectively, and is included in Securities pledged on the Consolidated Balance Sheets.

Derivatives

The Company 's use of deriv atives is limited mainly to economic hedging purposes to reduce the Company's exposure to cash flow variability of assets and liabili ties, interest rate risk, credit risk, an d market risk.

The Company enters into interest rate, equity mark et, credit default, and currency contracts, including swaps, caps, floors, and options, to reduce and manage r isks a ssociated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be h eld, or to assume o r reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as either Derivatives or Other liabilities, as appropriate, on the Consolidated Balance Sheets. Changes in the fair va lue of such derivatives a re recorded in Net realize d capital gains (losses) in the Consolidated Statements of Operations.

If the Company's curren t debt and claims paying rati ngs were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company 's counterparties, ther e is a termination event should the Company's long -term debt ratings drop below BBB+/Baa1.

The Company also has investments in certain fixed maturity instruments, and has issued certain products with guarantees, that contain emb edded derivatives whose market value is at least partially determine d by, among other things, levels of or changes in domestic

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

and/or foreign interest rates (short-term or long -term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads.

Embedded derivatives within retail ann uity products are included in Future policy benefits and claims reserves on the Consolidated Balance Sheets, and changes in the fair value are recorded in Interest credited and benefits to contract owners in the Consolidated Statements of Operations.

DAC and VOBA

General

DAC represents policy acquisition costs that have been capitalized and are subject to amortization. Such costs consist principally of certain commissions, underwriting, contract issuance, and certain agency expenses, related to the production of new and renewal business.

VOBA represents the outstanding value of in force business capitalized in purch ase accounting when the Company was acquired and is subject to amortization. The value is based on the present value o f estimated profits embedded in the Company's contracts.

US GAAP guidance for universal life and investment-type products, such as fixed an d variable deferre d annuities, indicates DAC and VOBA are amortized , with interest, over the life of the related contracts in relation to the present value of estimated future gross profits from investment, mortality, and expense margins, plus surrender charges.

Internal Replacements

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. Beginning January 1, 2007, these tr ansactions are identified as internal replacements and are accounted for in accordance with US GAAP guidance for DAC related to modification o r exchange of insurance contracts.

Internal replacements that are determined to result in substantially unchanged contracts are accounted fo r as continuations of the rep laced contracts. Any co sts associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contr acts that are substantially changed are accounted for as extinguishments of the replaced contracts, an d any unamortized DAC and VOBA related to the replace d contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unlocking

Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates. Several assumptions are considered significant in the estimation of future gross profits associated with variable deferred annuity products. One of the most significant assumptions involved in the estimation of future gross profits is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. Other significant assumptions include surrender and lapse rates, estimated interest spread, and estimated mortality.

Due to the relative size and sensitivity to minor changes in underlying assumptions of DAC and VOBA balances, the Company performs quarterly and annual analyses of DAC and VOBA. The DAC and VOBA balances are evaluated for recoverability.

At each evaluation date, actual historical gross profits are reflected, and estimated future gross profits and related assumptions are evaluated for continued reasonableness. Any adjustment in estimated future gross profits requires that the amortization rate be revised ("unlocking"), retroactively to the date of the policy or contract issuance. The cumulative unlocking adjustment is recognized as a component of current period amortization. In general, sustained increases in investment, mortality, and expense margins, and thus estimated future gross profits, lower the rate of amortization. Sustained decreases in investment, mortality, and expense margins, and thus estimated future gross profits, however, increase the rate of amortization.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred.

At December 31, 2010 and 2009, total accumulated depreciation and amortization was $102.6 and $99.5, respectively. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated or amortized. The Company's property and equipment are depreciated using the following estimated useful lives.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years
Software	3 years

Reserves

The Company records as liabilities reserves to meet the Company's future obligations under its variable annuity and fixed annuity products.

Future policy benefits and claims reserves include reserves for deferred annuities and immediate annuities with and without life contingent payouts.

Reserves for individual and group deferred annuity investment contracts and individual immediate annuities without life contingent payouts are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon, net of adjustments for investment experience that the Company is entitled to reflect in future credited interest. Credited interest rates vary by product and range from 0% to 7.8% for the years 2010, 2009, and 2008. Reserves for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

Reserves for individual immediate annuities with life contingent payout benefits are computed on the basis of assumed interest discount rates, mortality, and expenses, including a margin for adverse deviations. Such assumptions generally vary by annuity type plan, year of issue, and policy duration. For the years 2010, 2009, and 2008, reserve interest rates ranged from 4.5% to 6.0%.

The Company records reserves for product guarantees, which can be either assets or liabilities, for annuity contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value in accordance with the requirements of US GAAP guidance for insurance companies, derivatives, and fair value measurements. The fair value of the obligation is calculated based on the income approach. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other best estimate assumptions. Explicit risk margins in the actuarial assumptions underlying valuations are included, as well as an explicit recognition of all nonperformance risks beginning January 1, 2008 with the adoption of new US GAAP guidance on fair value measurements. Nonperformance risk for product guarantees contain adjustment to the fair value of these contract liabilities related to the current credit standing of ING and the Company based

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

on credit default swaps with similar term to matu rity and priori ty of pay ment. The ING cred it default spread is applied to the discou nt factors for pr oduct guarantees in the Company 's valuation model in order to incorporate credit risk into the fair value of these product guarantees.

Unpaid claims and claim expenses for all lines of insurance include benefits for reported losses an d estimates of benefits for losses incurred but not reported.

Certain variable annuitie s offer guaranteed minimu m de ath benefits ("G MDB"). The GMDB is accrue d in the e vent the contract owne r ac count value at de ath is below the guaranteed value and is in cluded in reserves.

The Company's domestic individual life insurance bus iness was disposed of on October 1, 1998 pursuant to an indemnity reinsurance agreement. The Compa ny includes an amount in Reinsurance recoverable on the Consolid ated Balance Sh eets, which equals th e Comp any's total individual life reserves. Individual life reserves are included in Fu ture policy benefits and claims reserves on the Consolidated Balance Sheets.

Revenue Recognition

For most annuity contracts, charges assessed against contract owner fund s for the cost of insurance, surrenders, expenses, and other fees are recorded as revenue as charges are assessed. Other amounts received for these contracts are reflected as deposits and are not recorded as premiums or revenue. When annuity payments with life contingencies begin under contracts that were initially investment contracts, the accumulated balance in the account is treated as a single premium for the purchase of an annuity an d reflected in both Premiums and Interest credited and other benefits to contract owners in the Consolidated Statements of Operations.

Premiums on the Consolidated Statements of Operations primarily represent amounts received fo r immediate annuities with life contingent payouts.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investmen t objectives of contract owners who bear the investme nt risk, subject, in limited cases, to certain minimum guarantees. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity con tracts are invested, as designated by the contract owner or participant (who bears the investme nt risk subject, in limited cases, to minimum guaranteed rates) under a contract, in shares of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

mutual funds that are managed by the Company or it s affiliates, or in o ther selected mutual funds no t managed by the Company or its affiliates.

The Company reports separately, as assets and liab ilities, investments held in the separate accounts an d liabilities of separate accounts if:

- such separate accounts are legally recognized;
- assets supporting the contract lia bilities are leg ally insulated fro m the Company's general account liabilities;
- investments are directed by the contractholder; and
- all investment performance, net o f contract fees and assessments, is passed through to the contractholder.

The Company reports separate account assets and li abilities that meet the above criteria at fair value based on the fair value of the underlying investments. Investment income and net realized and unrealized capital gains (losses) o f the separate accounts, however, are not reflected in the Consolidated Statements of Op erations. Th e Consolidated Statements of Cash Flows do no t reflect investment activity of the separate accounts.

Reinsurance

The Company utilizes indemnity reinsurance agreements to reduce its exposure to losses from GMDBs in its annuity insurance busi ness. Reinsurance permits recovery o f a portion of losses from reinsurers, although it does not discharge the Company 's primary liability as the direct insurer of the risks. The Company evaluates the financial strength o f potential reinsurers and continually monito rs the financial strength and credit ratings of its reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Company's Consolidated Balance Sheets.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insu rance business. In 1998, the Company entered into an indemnity reinsurance ag reement with a subsidiary of Lincoln National Corporation ("Lincoln"). The Lincoln subsid iary established a trust to secure it obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.3 billion and $2.4 billion at December 31, 2010 and 2009, respectively, is related to the reinsurance recoverable from the su bsidiary of Lincoln under this reinsurance agreement.

Income Taxes

ILIAC files a consolidated federal income tax return with ING America Insurance Holdings, Inc. ("ING AIH"), an affiliate, and certain other subsidiaries of ING AIH. ILIAC is party to a federal tax allocation agreement with ING AIH and its subsidiaries that are part of the group whereby ING AIH charges its subsidiaries for federal taxes each

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

subsidiary would have incurred were it not a me   mber of the consolidated group and credits each subsidiary for losses at the statutory federal tax rate.

2. Investments

Fixed Maturities and Equity Securities

Fixed maturities and equity securities were as follows as of December 31, 2010.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	OTTI[2]	Fair Value
Fixed maturities:					
U.S. Treasuries	$ 717.0	$ 4.7	$ 7.3	$ -	$ 714.4
U.S. government agencies and authorities	536.7	45.9	-	-	582.6
State, municipalities, and political subdivisions	145.9	5.0	10.2	-	140.7
U.S. corporate securities:					
Public utilities	1,292.3	72.7	10.3	-	1,354.7
Other corporate securities	5,522.7	389.5	33.8	0.3	5,878.1
Total U.S. corporate securities	6,815.0	462.2	44.1	0.3	7,232.8
Foreign securities[1]:					
Government	446.3	39.6	5.0	-	480.9
Other	4,089.5	240.5	37.3	0.1	4,292.6
Total foreign securities	4,535.8	280.1	42.3	0.1	4,773.5
Residential mortgage-backed securities	2,116.0	296.9	28.7	28.8	2,355.4
Commercial mortgage-backed securities	1,005.6	54.2	15.7	14.5	1,029.6
Other asset-backed securities	615.3	16.2	27.0	15.7	588.8
Total fixed maturities, including securities pledged	16,487.3	1,165.2	175.3	59.4	17,417.8
Less: securities pledged	936.5	35.0	9.3	-	962.2
Total fixed maturities	15,550.8	1,130.2	166.0	59.4	16,455.6
Equity securities	186.7	24.3	-	-	211.0
Total investments	$ 15,737.5	$ 1,154.5	$ 166.0	$ 59.4	$ 16,666.6

[1] Primarily U.S. dollar denominated.
[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Fixed maturities and equity securities were as follows as of December 31, 2009.

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	OTTI[2]	Fair Value
Fixed maturities:					
U.S. Treasuries	$ 1,897.2	$ 3.0	$ 38.3	$ -	$ 1,861.9
U.S. government agencies and authorities	632.5	41.1	-	-	673.6
State, municipalities, and political subdivisions	112.5	2.5	7.8	-	107.2
U.S. corporate securities:					
Public utilities	1,138.7	40.8	14.3	-	1,165.2
Other corporate securities	4,366.5	267.4	63.2	0.6	4,570.1
Total U.S. corporate securities	5,505.2	308.2	77.5	0.6	5,735.3
Foreign securities[1]:					
Government	343.0	29.2	8.7	-	363.5
Other	2,922.5	129.0	56.6	0.1	2,994.8
Total foreign securities	3,265.5	158.2	65.3	0.1	3,358.3
Residential mortgage-backed securities	1,870.4	268.3	111.9	16.8	2,010.0
Commercial mortgage-backed securities	1,535.0	10.4	214.3	-	1,331.1
Other asset-backed securities	657.4	9.8	106.3	29.2	531.7
Total fixed maturities, including securities pledged	15,475.7	801.5	621.4	46.7	15,609.1
Less: securities pledged	483.7	4.3	18.2	-	469.8
Total fixed maturities	14,992.0	797.2	603.2	46.7	15,139.3
Equity securities	175.1	13.4	0.6	-	187.9
Total investments	$ 15,167.1	$ 810.6	$ 603.8	$ 46.7	$ 15,327.2

[1] Primarily U.S. dollar denominated.

[2] Represents other-than-temporary impairments reported as a component of Other comprehensive income ("noncredit impairments").

At December 31, 2010 and 2009, net unrealized gains were $954.8 a nd $146.2, respectively, on total fixed maturities, including securities pledged to creditors, and equity securities.

C-33

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of total fixed maturities, including securities pledged, as of December 31, 2010, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid.

	Amortized Cost	Fair Value
Due to mature:		
One year or less	$ 269.4	$ 285.7
After one year through five years	4,316.0	4,606.4
After five years through ten years	4,376.8	4,635.0
After ten years	3,788.2	3,916.9
Mortgage-backed securities	3,121.6	3,385.0
Other asset-backed securities	615.3	588.8
Fixed maturities, including securities pledged	$ 16,487.3	$ 17,417.8

The Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's Shareholder's equity at December 31, 2010 and 2009.

At December 31, 2010 and 2009, fixed maturities with fair values of $13.4 and $12.9, respectively, were on deposit as required by regulatory authorities.

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to dramatic decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. At December 31, 2010 and 2009, approximately 36.5% and 29.4%, respectively, of the Company's CMO holdings were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs, such as interest-only or principal-only strips.

Transfer of Alt-A RMBS Participation Interest

On January 26, 2009, ING announced it reached an agreement, for itself and on behalf of certain ING affiliates including the Company, with the Dutch State on an Illiquid Assets Back-Up Facility (the "Back-Up Facility") covering 80% of ING's Alt-A residential mortgage-backed securities ("Alt-A RMBS"). Under the terms of the Back-Up Facility, a full credit risk transfer to the Dutch State was realized on 80% of ING's Alt-A RMBS owned by ING Bank, FSB and ING affiliates within ING Insurance US with a book value of $36.0 billion, including book value of $802.5 of the Alt-A RMBS portfolio owned by the Company (with respect to the Company's portfolio, the "Designated Securities Portfolio") (the "ING-Dutch State Transaction"). As a result of the risk transfer, the

C-34

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Dutch State will participate in 80% of any results of the ING Alt-A RMBS portfolio. The risk transfer to the Dutch State took place at a discount of approximately 10% of par value. In addition, under the Back-Up Facility, other fees were paid both by the Company and the Dutch State. Each ING company participating in the ING-Dutch State Transaction, including the Company remains the legal owner of 100% of its Alt-A RMBS portfolio and will remain exposed to 20% of any results on the portfolio. The ING-Dutch State Transaction closed March 31, 2009, with the affiliate participation conveyance and risk transfer to the Dutch State described in the succeeding paragraph taking effect as of January 26, 2009.

In order to implement that portion of the ING-Dutch State Transaction related to the Company's Designated Securities Portfolio, the Company entered into a participation agreement with its affiliates, ING Support Holding B.V. ("ING Support Holding") and ING pursuant to which the Company conveyed to ING Support Holding an 80% participation interest in its Designated Securities Portfolio and will pay a periodic transaction fee, and received, as consideration for the participation, an assignment by ING Support Holding of its right to receive payments from the Dutch State under the Illiquid Assets Back-Up Facility related to the Company's Designated Securities Portfolio among, ING, ING Support Holding and the Dutch State (the "Company Back-Up Facility"). Under the Company Back-Up Facility, the Dutch State is obligated to pay certain periodic fees and make certain periodic payments with respect to the Company's Designated Securities Portfolio, and ING Support Holding is obligated to pay a periodic guarantee fee and make periodic payments to the Dutch State equal to the distributions it receives with respect to the 80% participation interest in the Company's Designated Securities Portfolio. The Dutch State payment obligation to the Company under the Company Back-Up Facility is accounted for as a loan receivable for US GAAP and is reported in Loan - Dutch State obligation on the Consolidated Balance Sheets.

Upon the closing of the transaction on March 31, 2009, the Company recognized a gain of $206.2, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

In a second transaction, known as the Step 1 Cash Transfer, a portion of the Company's Alt-A RMBS which had a book value of $4.2 was sold for cash to an affiliate, Lion II Custom Investments LLC ("Lion II"). Immediately thereafter, Lion II sold to ING Direct Bancorp the purchased securities (the "Step 2 Cash Transfer"). Contemporaneous with the Step 2 Cash Transfer, ING Direct Bancorp included such purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. The Step 1 Cash Transfer closed on March 31, 2009, and the Company recognized a gain of $0.3 contemporaneous with the closing of the ING-Dutch State Transaction, which was reported in Net realized capital gains (losses) on the Consolidated Statements of Operations.

As part of the final restructuring plan submitted to the European Commission ("EC") in connection with its review of the Dutch state aid to ING (the "Restructuring Plan"), ING

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

has agreed to make additional pa yments to the Dutch State correspondi ng to an adjustment of fees fo r the Back-Up Facility. Under this new agreement, th e terms of the ING-Dutc h State Transaction which closed on March 31, 2009, including the transfer price of the Alt-A RMBS securities, will remain unaltered and the additiona l payments will not be borne by th e Company or any other ING U.S. subsidiaries.

Variable Interest Entities

The Company holds certain VIEs for investment pur poses. VIEs may be in the form of private placement securities, structured s ecurities, securitization transacti ons, or limited partnerships. The Company has reviewed each of its holdings and determined that cons olidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to di rect the activities that most significantly impact the entity's economic performance and the obligat ion or right to potentially significant losses o r benefits, for any of its investments in VIEs. Rather, the VIEs are acco unted for using the cost or equity method of accounting. The Company provided no non -contractual financial support and its carrying value represents the Company's exposure to loss . The carrying va lue of collat eralized loan obliga tions ("CLOs") of $0.6 and $0.1 at Dece mber 31, 2010 and 2009, respectivel y, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income on the Consolidated Statements of Operations.

Unrealized Capital Losses

Unrealized capital losses (including non-credit impairments) in fixed maturities, including securities pledged to creditors, for Investment Grade ("IG") and Below Investment Grade ("BIG") securities by duration were as follows as of December 31, 2010 and 2009.

	2010				2009			
	IG	% of IG and BIG	BIG	% of IG and BIG	IG	% of IG and BIG	BIG	% of IG and BIG
Six months or less below amortized cost	$ 72.4	30.8%	$ 12.2	5.2%	$ 105.5	15.7%	$ 18.5	2.8%
More than six months and twelve months or less below amortized cost	1.8	0.8%	0.2	0.1%	44.0	6.6%	37.9	5.7%
More than twelve months below amortized cost	79.8	34.0%	68.3	29.1%	300.8	45.0%	161.4	24.2%
Total unrealized capital loss	$ 154.0	65.6%	$ 80.7	34.4%	$ 450.3	67.3%	$ 217.8	32.7%

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes th e unrealized capital los ses (inc luding non-credit impairments) by duration and reason, along with the fair value of fixed maturities , including securities pledged to creditors, in unrealized capital loss positions as of December 31, 2010 and 2009.

		Six Months or Less Below Amortized Cost		More than Six Months and Twelve Months or Less Below Amortized Cost		More than Twelve Months Below Cost		Total Unrealized Capital Losses
2010								
Interest rate or spread widening	$	76.0	$	2.0	$	26.3	$	104.3
Mortgage and other asset-backed securities		8.6		-		121.8		130.4
Total unrealized capital losses	$	84.6	$	2.0	$	148.1	$	234.7
Fair value	$	2,912.0	$	37.0		801.4	$	3,750.4
2009								
Interest rate or spread widening	$	75.8	$	35.3	$	78.5	$	189.6
Mortgage and other asset-backed securities		48.2		46.6		383.7		478.5
Total unrealized capital losses	$	124.0	$	81.9	$	462.2	$	668.1
Fair value	$	2,896.6	$	212.6	$	2,122.0	$	5,231.2

C-37

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (incl   uding non-credit impairme   nts), along with the fair value of fixed maturities, including securities pledged to creditors, by market sector and duration were as follows as o f December 31, 2010 and 2009.

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss	Fair Value	Unrealized Capital Loss
2010								
U.S. Treasuries	$ 475.6	$ 7.3	$ -	$ -	$ -	$ -	$ 475.6	$ 7.3
U.S. corporate, state, and municipalities	1,043.1	38.6	21.8	1.1	142.9	14.9	1,207.8	54.6
Foreign	866.3	30.1	14.9	0.9	101.7	11.4	982.9	42.4
Residential mortgage-backed	400.5	6.8	0.2	-	240.7	50.7	641.4	57.5
Commercial mortgage-backed	5.1	-	-	-	184.0	30.2	189.1	30.2
Other asset-backed	121.4	1.8	0.1	-	132.1	40.9	253.6	42.7
Total	$ 2,912.0	$ 84.6	$ 37.0	$ 2.0	$ 801.4	$ 148.1	$ 3,750.4	$ 234.7
2009								
U.S. Treasuries	$ 1,002.2	$ 38.3	$ -	$ -	$ -	$ -	$ 1,002.2	$ 38.3
U.S. corporate, state, and municipalities	1,097.0	22.7	86.1	14.9	381.2	48.3	1,564.3	85.9
Foreign	528.6	14.8	40.0	20.4	301.8	30.2	870.4	65.4
Residential mortgage-backed	135.9	45.4	47.7	4.2	420.1	79.1	603.7	128.7
Commercial mortgage-backed	105.8	1.2	27.2	35.7	757.1	177.4	890.1	214.3
Other asset-backed	27.1	1.6	11.6	6.7	261.8	127.2	300.5	135.5
Total	$ 2,896.6	$ 124.0	$ 212.6	$ 81.9	$ 2,122.0	$ 462.2	$ 5,231.2	$ 668.1

Of the unrealized capital losses aged more than twelve months, the av erage market value of the related fixed maturities was 84.4% of the average book value as of December 31, 2010.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (includi ng non-credit impairments) in fixe d maturities, including securities pledged to creditors, for instances in which fair value declined below amortized cost by greater than o r less than 20% for consecutive periods as indicated in the tables below, were as follows for December 31, 2010 and 2009.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2010						
Six months or less below amortized cost	$ 3,190.2	$ 68.6	$ 98.5	$ 22.3	491	19
More than six months and twelve months or less below amortized cost	129.3	19.6	8.2	4.6	52	3
More than twelve months below amortized cost	353.5	223.9	23.2	77.9	87	69
Total	$ 3,673.0	$ 312.1	$ 129.9	$ 104.8	630	91
2009						
Six months or less below amortized cost	$ 3,646.9	$ 184.9	$ 168.0	$ 60.7	377	98
More than six months and twelve months or less below amortized cost	734.5	247.0	40.2	124.3	120	48
More than twelve months below amortized cost	425.9	660.1	28.2	246.7	90	129
Total	$ 4,807.3	$ 1,092.0	$ 236.4	$ 431.7	587	275

C-39

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (includi ng non-credit impairments) in fixe d maturities, including securities pledged to creditors, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for c onsecutive periods as indicated in th e tables below, were as follows for December 31, 2010 and 2009.

	Amortized Cost		Unrealized Capital Loss		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2010						
U.S. Treasuries	$ 482.9	$ -	$ 7.3	$ -	3	-
U.S. corporate, state and municipalities	1,218.7	43.7	40.2	14.4	188	5
Foreign	1,013.7	11.6	39.6	2.8	137	4
Residential mortgage-backed	599.6	99.3	25.7	31.8	160	47
Commercial mortgage-backed	155.1	64.2	9.5	20.7	19	5
Other asset-backed	203.0	93.3	7.6	35.1	123	30
Total	$ 3,673.0	$ 312.1	$ 129.9	$ 104.8	630	91
2009						
U.S. Treasuries	$ 1,040.5	$ -	$ 38.3	$ -	9	-
U.S. corporate, state and municipalities	1,532.2	118.0	53.5	32.4	256	23
Foreign	830.0	105.8	31.7	33.7	111	22
Residential mortgage-backed	511.7	220.7	55.1	73.6	115	109
Commercial mortgage-backed	732.4	372.0	49.3	165.0	59	39
Other asset-backed	160.5	275.5	8.5	127.0	37	82
Total	$ 4,807.3	$ 1,092.0	$ 236.4	$ 431.7	587	275

During the year ended December 31, 2010, unrealized capital losses on fixed maturities decreased by $433.4. Lower unrealized losses are due to declining yields and the overall tightening of credit spreads since the end of 2009, leading to the increased value of fixed maturities.

At December 31, 2010, the Company held 1 fixed maturi ty with an unrealized capital loss in excess o f $10.0. The unrealized capital loss on this fixed maturity equaled $10.0, or 4.3% of the total unrealized capital losses, as of December 31, 2010. At December 31, 2009, the Co mpany held 8 fi xed maturities with unrealized capital losses in excess of $10.0. The unrealized capital losses on these fixed maturities equaled $118.2, or 17.7% of the total unrealized capital losses, as of December 31, 2009.

All investments with fair values les s than amortized cost are included in the Company's other-than-temporary impairment analysis, and impairments were recognized as disclosed in "Other -Than-Temporary Impairments," which follows this section. After detailed impairment analysis was completed, management determined that the re maining investments in an unreali zed loss position were not other-than-temporarily impaired, and therefore no further other-than-temporary impairment was necessary.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other-Than-Temporary Impairments

The following tables identify the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding noncredit impairments included in Accumulated other comprehensive income (loss), by type for the years ended December 31, 2010, 2009, and 2008.

	2010		2009		2008	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 1.7	1	$ 156.0	15	$ -	-
Public utilities	1.3	5	-	-	-	-
Other U.S. corporate	5.3	19	47.8	57	283.2	233
Foreign[1]	42.4	20	50.6	42	108.9	94
Residential mortgage-backed	14.8	53	31.6	69	349.3	194
Commercial mortgage-backed	20.5	8	17.7	11	220.8	29
Other asset-backed	58.5	42	43.4	32	24.8	35
Limited partnerships	1.6	4	17.6	17	6.6	6
Equity securities	-	1	19.5	9	55.1	17
Mortgage loans on real estate	1.0	1	10.3	4	3.8	1
Total	$ 147.1	154	$ 394.5	256	$ 1,052.5	609

[1] Primarily U.S. dollar denominated.

The above tables include $48.4, $112.2, and $235.8 for the years ended December 31, 2010, 2009, and 2008, respectively, in other-than-temporary write-downs related to credit impairments, which are recognized in earnings. The remaining $98.7, $282.3, and $816.7, in write-downs for the years ended December 31, 2010, 2009, and 2008, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2010, 2009, and 2008.

	2010		2009		2008	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ 1.7	1	$ 156.0	15	$ -	-
Public utilities	1.4	5	-	-	-	-
Other U.S. corporate	5.3	19	35.9	42	204.5	180
Foreign[1]	28.5	15	48.7	41	81.3	78
Residential mortgage-backed	8.6	18	2.4	1	291.8	128
Commercial mortgage-backed	16.2	6	17.7	11	220.8	29
Other asset-backed	37.0	26	21.6	10	18.3	14
Total	$ 98.7	90	$ 282.3	120	$ 816.7	429

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security.

The following tables identify the noncredit impairments recognized in Accumulated other comprehensive income (loss) by type for the years ended December 31, 2010 and 2009.

	2010		2009	
	Impairment	No. of Securities	Impairment	No. of Securities
Commercial mortgage-backed	$ 14.9	2	$ -	-
Residential mortgage-backed	18.2	24	10.9	18
Other asset-backed	19.0	15	28.1	13
Total	$ 52.1	41	$ 39.0	31

[1] Primarily U.S. dollar denominated.

The fair value of fixed maturities with other-than-temporary impairments as of December 31, 2010, 2009, and 2008 was $2.0 billion, $3.0 billion, and $2.1 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for the years ended December 31, 2010 and 2009, for which a portion of the OTTI was recognized in Accumulated other comprehensive income (loss), and the corresponding changes in such amounts.

	2010	2009
Balance at January 1	$ 46.0	$ -
Implementation of OTTI guidance included in ASC Topic 320[1]	-	25.1
Additional credit impairments:		
On securities not previously impaired	12.0	13.6
On securities previously impaired	8.7	8.8
Reductions:		
Securities sold, matured, prepaid or paid down	(7.5)	(1.5)
Balance at December 31	$ 59.2	$ 46.0

[1] Represents credit losses remaining in Retained earnings related to the adoption of new guidance on OTTI, included in ASC Topic 320, on April 1, 2009.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Investment Income

Sources of Net investment income were as follows for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Fixed maturities	$ 1,182.4	$ 1,125.7	$ 1,019.3
Equity securities, available-for-sale	15.3	15.4	(13.2)
Mortgage loans on real estate	104.0	113.4	116.1
Real estate	-	6.6	9.0
Policy loans	13.3	13.7	14.2
Short-term investments and cash equivalents	0.8	2.4	5.8
Other	68.0	4.7	(0.1)
Gross investment income	1,383.8	1,281.9	1,151.1
Less: investment expenses	41.5	39.8	80.1
Net investment income	$ 1,342.3	$ 1,242.1	$ 1,071.0

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to credit-related and intent-related other-than-temporary impairment of investments and changes in fair value of fixed maturities accounted for using the fair value option and derivatives. The cost of the investments on disposal is determined based on specific identification of securities. Net realized capital gains (losses) on investments were as follows for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Fixed maturities, available-for-sale, including net OTTI of $(144.5), $(347.1), and $(987.0) in 2010, 2009, and 2008, respectively	$ 38.7	$ (15.1)	$ (1,068.9)
Fixed maturities, at fair value using the fair value option	(39.2)	57.0	6.0
Equity securities, available-for-sale, including net OTTI of $0.0, $(19.5), and $(55.1) in 2010, 2009, and 2008, respectively	4.1	(2.9)	(81.0)
Derivatives	(36.6)	(267.6)	(105.0)
Other investments, including net OTTI of $(2.6), $(27.9), and $(10.4) in 2010, 2009, and 2008, respectively	4.9	(16.9)	(18.7)
Net realized capital losses	$ (28.1)	$ (245.5)	$ (1,267.6)
After-tax net realized capital gains (losses)	$ 1.5	$ (67.4)	$ (1,151.9)

C-43

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Proceeds from the sale of fixed matu rities and equity securities and th e related gross realized gains and losses were as follows for the periods ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Proceeds on sales	$ 5,312.9	$ 4,674.6	$ 8,426.5
Gross gains	213.6	228.5	120.0
Gross losses	27.8	87.4	234.4

3.   **Financial Instruments**

The following tables present the Company's hierarchy for its assets and li abilities measured at fair value on a recurring basis as of December 31, 2010 and 2009.

	2010			
	Level 1	Level 2	Level 3[1]	Total
Assets:				
Fixed maturities including securities pledged:				
U.S. Treasuries	$ 646.1	$ 68.3	$ -	$ 714.4
U.S. government agencies and authorities	-	582.6	-	582.6
U.S. corporate, state and municipalities	-	7,362.3	11.2	7,373.5
Foreign	-	4,762.1	11.4	4,773.5
Residential mortgage-backed securities	-	2,102.9	252.5	2,355.4
Commercial mortgage-backed securities	-	1,029.6	-	1,029.6
Other asset-backed securities	-	341.1	247.7	588.8
Equity securities, available-for-sale	183.3	-	27.7	211.0
Derivatives:				
Interest rate contracts	3.5	223.3	-	226.8
Foreign exchange contracts	-	0.7	-	0.7
Credit contracts	-	6.7	-	6.7
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,128.8	-	-	1,128.8
Assets held in separate accounts	42,337.4	4,129.4	22.3	46,489.1
Total	$ 44,299.1	$ 20,609.0	$ 572.8	$ 65,480.9
Liabilities:				
Product guarantees	$ -	$ -	$ 3.0	$ 3.0
Fixed Indexed Annuities ("FIA")	-	-	5.6	5.6
Derivatives:				
Interest rate contracts	0.1	227.0	-	227.1
Foreign exchange contracts	-	38.5	-	38.5
Credit contracts	-	1.1	13.6	14.7
Total	$ 0.1	$ 266.6	$ 22.2	$ 288.9

[1]   Level 3 net assets and liabilities accounted for 0. 8% of total net assets and liabilities mea sured at fair value on a recurring basis. Excluding separate accounts assets for wh ich the policyholder bears the risk, the Le vel 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 2.8%.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

		2009		
	Level 1	**Level 2**	**Level 3**[1]	**Total**
Assets:				
Fixed maturities including securities pledged:				
U.S. Treasuries	$ 1,861.9	$ -	$ -	$ 1,861.9
U.S. government agencies and authorities	-	673.6	-	673.6
U.S. corporate, state and municipalities	-	5,842.5	-	5,842.5
Foreign	-	3,358.3	-	3,358.3
Residential mortgage-backed securities	-	772.1	1,237.9	2,010.0
Commercial mortgage-backed securities	-	1,331.1	-	1,331.1
Other asset-backed securities	-	342.9	188.8	531.7
Equity securities, available-for-sale	148.1	-	39.8	187.9
Derivatives:				
Interest rate contracts	-	175.0	-	175.0
Credit contracts	-	0.2	-	0.2
Cash and cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,128.0	1.8	-	1,129.8
Assets held in separate accounts	38,052.5	3,261.0	56.3	41,369.8
Total	$ 41,190.5	$ 15,758.5	$ 1,522.8	$ 58,471.8
Liabilities:				
Product guarantees	$ -	$ -	$ 6.0	$ 6.0
Derivatives:				
Interest rate contracts	-	234.9	-	234.9
Foreign exchange contracts	-	43.3	-	43.3
Credit contracts	-	5.2	48.3	53.5
Total	$ -	$ 283.4	$ 54.3	$ 337.7

[1] Level 3 net assets and liabilities accounted for 2.5% of total net assets and liabilities measured at fair value on a recurring basis. Excluding separate accounts assets for which the policyholder bears the risk, the Level 3 net assets and liabilities in relation to total net assets and liabilities measured at fair value on a recurring basis totaled 8.4%.

Transfers in and out of Level 1 and 2

Certain U.S. Treasury securities valued by commercial pricing services where prices are derived using market observable inputs have been transferred from Level 1 to Level 2. These securities for the year ended December 31, 2010, include U.S. Treasury strips of $60.6 in which prices are modeled incorporating a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

C-45

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Valuation of Financial Assets and Liabilities

As described below, certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. In addition, further disclosure of estimated fair values is included in this Financial Instruments footnote. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers, and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from brokers and third party commercial pricing services are non-binding. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

All valuation methods and assumptions are validated at least quarterly to ensure the accuracy and relevance of the fair values. There were no material changes to the valuation methods or assumptions used to determine fair values during 2010, except for the Company's use of commercial pricing services to value CMO-Bs which commenced in the first quarter of 2010. CMO-Bs were previously valued using an average of broker quotes when more than one broker quote is provided.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair value of financial assets and liabilities classified as Level 3, additional information is presented below, with particular attention addressed to the reserves for product guarantees due to the impact on the Company's results of operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2010.

	December 31, 2010							
	Fair Value as of January 1	Total realized/unrealized gains (losses) included in:		Purchases, issuances, and settlements	Transfers in to Level 3[2]	Transfers out of Level 3[2]	Fair Value as of December 31	Change in unrealized gains (losses) included in earnings[3]
		Net income	OCI					
Fixed maturities, including securities pledged:								
U.S. corporate, state and municipalities	$ -	$ -	$ -	$ -	$ 11.2	$ -	$ 11.2	$ -
Foreign	-	0.1	0.6	2.7	8.0	-	11.4	-
Residential mortgage-backed securities	1,237.9	(23.6)	4.3	62.5	0.6	(1,029.2)	252.5	(26.3)
Other asset-backed securities	188.8	(59.4)	93.3	(20.2)	45.2	-	247.7	(59.3)
Total fixed maturities, including securities pledged	1,426.7	(82.9)	98.2	45.0	65.0	(1,029.2)	522.8	(85.6)
Equity securities, available for sale	39.8	(0.4)	0.6	13.8	-	(26.1)	27.7	-
Derivatives, net	(48.3)	0.3	-	34.4	-	-	(13.6)	1.8
Product guarantees	(6.0)	9.0 [1]	-	(6.0)	-	-	(3.0)	-
Fixed Indexed Annuities	-	0.3 [1]	-	(5.9)	-	-	(5.6)	-
Separate Accounts	56.3	5.8	-	(57.7)	17.9	-	22.3	1.0

(1)   This amount is included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

(2)   The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(3)   For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Consolidated Statements of Operations.

C-48

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2009.

| | Fair Value as of January 1 | Total realized/unrealized gains (losses) included in: | | Purchases, issuances, and settlements | Transfers in to Level 3[2] | Transfers out of Level 3[2] | Fair Value as of December 31 | Change in unrealized gains (losses) included in earnings[3] |
		Net income	OCI					
Fixed maturities, including securities pledged:								
Residential mortgage-backed securities	$ 1,942.6	$ 36.9	$ 149.6	$ (408.7)	$ -	$ (482.5)	$ 1,237.9	$ (7.5)
Other asset-backed securities	225.3	(0.7)	(11.9)	(23.9)	-	-	188.8	(18.6)
Total fixed maturities, including securities pledged	2,167.9	36.2	137.7	(432.6)	-	(482.5)	1,426.7	(26.1)
Equity securities, available for sale	-	(11.0)	5.3	1.0	44.5	-	39.8	-
Derivatives, net	(65.8)	6.8	-	2.9	-	7.8	(48.3)	6.6
Product guarantees	(220.0)	219.4 [1]	-	(5.4)	-	-	(6.0)	-
Separate Accounts	141.4	3.1	-	(73.6)	11.1	(25.7)	56.3	0.8

(1) This amount is included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations. All gains and losses on Level 3 liabilities are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (losses) separately on a contract-by-contract basis.

(2) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(3) For financial instruments still held as of December 31. Amounts are included in Net investment income and Net realized capital losses on the Consolidated Statements of Operations.

C-49

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The transfers out of Level 3 dur ing the year ended December 31, 2010 in fixed maturities, including securities pledged, are pr imarily due to the Company's use of co mmercial pricing services to value CMO-Bs. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yiel ds, broker-dealer quotes, credit qualit y, issuer spreads, bids, offers and other reference data and have been classified as Level 2. The CMO-Bs had previously been value d by using the average of broker quotes when more than one broker quote is provided.

The r emaining tr ansfers in and out of Level 3 for fixed maturities, equity s ecurities and separate accounts during the year ended D ecember 31, 2010 are due to the variation in inputs relied upon fo r valuation each quarter. Securities that are primarily valued usi ng independent broker quotes when prices are not available from one of the co mmercial pricing services are refle cted as transfers into Leve l 3, as these securities are generally less liquid with very limited tra ding activity or w here l ess tr ansparency exists corroborating the inputs to the valuation methodologies. When securities are valued using more widely available information, the s ecurities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The carrying values and estimated fair values of certain of the Compan y's financial instruments were as follows at December 31, 2010 and 2009.

	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Fixed maturities, available-for-sale, including securities pledged	$ 16,964.4	$ 16,964.4	$ 15,375.5	$ 15,375.5
Fixed maturities, at fair value using the fair value option	453.4	453.4	233.6	233.6
Equity securities, available-for-sale	211.0	211.0	187.9	187.9
Mortgage loans on real estate	1,842.8	1,894.8	1,874.5	1,792.8
Loan-Dutch State obligation	539.4	518.7	674.1	645.5
Policy loans	253.0	253.0	254.7	254.7
Limited partnerships/corporations	463.5	463.5	426.2	426.2
Cash, cash equivalents, short-term investments, and short-term investments under securities loan agreement	1,128.8	1,128.8	1,129.8	1,129.8
Derivatives	234.2	234.2	175.2	175.2
Notes receivable from affiliates	175.0	177.0	175.0	169.6
Assets held in separate accounts	46,489.1	46,489.1	41,369.8	41,369.8
Liabilities:				
Investment contract liabilities:				
With a fixed maturity	1,313.2	1,311.5	1,359.0	1,450.4
Without a fixed maturity	16,902.6	16,971.6	16,441.2	17,688.4
Product guarantees	3.0	3.0	6.0	6.0
Fixed Indexed Annuities	5.6	5.6	-	-
Derivatives	280.3	280.3	331.7	331.7

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following disclosures are ma de in accordance with the requi rements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values ar e based on estimates using present va lue or other valuation techniques. Those techniques are signifi cantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derive d fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instru ments, including insurance contracts, and all nonfinancial instruments from its disclosure requirements. Accord ingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by th e Company in estimating the fai r value of the following financial instruments which are not carried at fair value on the Consolidated Balance Sheets, and therefore not categorized in the fair value hierarchy:

Limited partnerships/corporations: The fair valu e for these in vestments, primarily private equities and hedge funds, is estimated based on the Net Asset Value ("NAV") as provided by the investee.

Mortgage loans on real estate: The fair values for mortgage loan s on real estate are estimated using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar cre dit ra tings. Loans with s imilar c haracteristics are aggregated for purposes o f the calculations.

Loan - Dutch State obligation: The fair value of the Dutch State loan obligati on is estimated utilizing discounted cash flows from the Dutch Strip Yield Curve.

Policy loans: The fair value of policy loans is equal to the carrying, or cash su rrender, value of the loans. Policy loans are fully collateralized by the account value of the associated insurance contracts.

Investment contract liabilities (included in Future policy benefits and claims reserves):

With a fixed maturity: Fair value is estimated by discounti ng cash flows, including associated expenses for maintaining the contracts, at rates, which are market risk-free rates augmented by credit spreads on current Company credit default swaps. The augmentation is pr esent to account for non-performance risk. A margin for nonfinancial risks associated with the contracts is also included.

Without a fixed maturity: Fair value is estimated as the mean present value of stochastically modeled cash f lows associat ed w ith t he c ontract lia bilities re levant to both the contractholder and to the Company. Here, the stochastic valuation scenario se t is c onsistent with curr ent market para meters, and discount is taken using stocha stically evolving short risk-free r ates in the scenar ios augmented by credit spreads on current Compa ny debt. The augmentation in th e discount is present to account for non-performance risk. Margins fo r non-financial risks asso ciated with the cont ract liabilities are also included.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Notes receivable from affiliates: Estimated fair value of the Compan y's notes receivable from affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate.

Fair va lue e stimates ar e made a t a specific point in time, based on available market information and judgments about various fi nancial instruments, such as estimate s of timing and amounts of future cash flows. Such estimates do not reflect any premium or di scount that could result fr om offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many case s, the fair value estimates cannot be substantiated by comparis on to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In eval uating the Company's manage ment of interest rate, price, and liquidity risks, the fair values o f all assets and liabilitie s should be taken in to consideration, not only those presented above.

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate ar e summarized as follows at December 31, 2010 and 2009.

	2010 Carrying Value	2009 Carrying Value
Total commercial mortgage loans	$ 1,844.1	$ 1,876.5
Collective valuation allowance	(1.3)	(2.0)
Total net commercial mortgage loans	$ 1,842.8	$ 1,874.5

As of December 31, 2010, all comm ercial mortgage loans are he ld-for-investment. The Company diversifies its commercial mortga ge loan portfolio by geographic re gion and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair va lue of the underlying real estate. All mortgage loans are evaluated by seasoned underw riters, including an appraisal of loan-specific credit quality, property characteristics, and market trends, and assigned a quality rating using the Company's internally developed quality rating system. Lo an performance is continuously m onitored on a loan-specific basis through the review of borrower s ubmitted appraisals, ope rating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company has established a collective valuation allowance for probable incurred, but not specifically identified, losses related to factor s inherent in the lending process. The changes in the valuation allowance were as follows for the years ended December 31, 2010 and 2009.

	2010 Carrying Value		2009 Carrying Value	
Collective valuation allowance for losses, beginning of year[1]	$	2.0	$	-
Addition to / (release of) allowance for losses		(0.7)		2.0
Collective valuation allowance for losses, end of year	$	1.3	$	2.0

[1] Allowance was not recorded prior to 2009.

As indicators of credit quality, the commercial mortgage loan portf olio is the recorded investment, excluding collective valuation allowances, by the indicated loan-to-value ratio and debt service coverage ratio, as reflected in the following tables at December 31, 2010 and 2009.

	2010[1]		2009[1]	
Loan-to-Value Ratio:				
0% - 50%	$	536.4	$	569.0
50% - 60%		564.6		562.9
60% - 70%		610.1		593.6
70% - 80%		113.9		130.4
80% - 90%		19.1		20.6
Total Commercial Mortgage Loans	$	1,844.1	$	1,876.5

[1] Balances do not include allowance for mortgage loan credit losses.

	2010[1]		2009[1]	
Debt Service Coverage Ratio:				
Greater than 1.5x	$	1,270.0	$	1,233.9
1.25x - 1.5x		182.1		229.6
1.0x - 1.25x		191.8		152.6
Less than 1.0x		137.4		195.4
Mortgages secured by loans on land or construction loans		62.8		65.0
Total Commercial Mortgage Loans	$	1,844.1	$	1,876.5

[1] Balances do not include allowance for mortgage loan credit losses.

The Company believes it has a high quality mortgage loan portfol io with 100% of commercial mortgages classified as perfor ming. The Company defines delinque nt commercial mortgage loans consistent with industry practic e as 60 days past due. As of December 31, 2010, there were no commercial loans classified as delinquent. The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are co mmenced, at which point interest accrual is discontinued. Interest ac crual is not resumed until past due payments are brought current. At December 31, 2010, there were no commercial mortgage loans on nonaccrual status.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

All commercial mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch lis t and are closel y monitored for collateral deficiency or other credit events that may lead to a potential loss of pr incipal or interes t. I f the value of any mortgage loan is determined to be impaired (i.e., when it is probabl e that the Company will be unable to collect on all amounts due according to the contr actual terms of the loan agreem ent), the carrying value of the mortgage loan is reduced to either the present valu e of expected cash flows fr om the loan, discounted at the loan's effective interest rate, or fair value of the collateral.

The carrying values and unpaid prin cipal balances (prior to any ch arge-off) of impaired commercial mortgage loans were as follows for the years ended December 31, 2010 and 2009.

	2010 Carrying Value	2009 Carrying Value
Impaired loans without valuation allowances	$ 9.5	$ 26.8
Unpaid principle balance of impaired loans	$ 12.0	$ 34.9

Derivative Financial Instruments

See the Organization and Signifi cant Accounting Policies footnot e for disclosure regarding the Company's purpose for entering into derivatives a nd the policies on valuation and classification o f derivatives. In a ddition, the Company's derivatives are ge nerally not accounted for using hedge accounting treatment under US GAAP , as the Company has not histor ically sought hedge accounting treatment. The Company enters into the following derivatives:

Interest rate caps: Int erest rate caps are used to manage the interest rate risk in the C ompany's fixe d maturity portfolio. Interest rate caps are purchas ed contracts that are used by the Company to hedge annuity products against rising interest rates.

Interest rate swaps: Interest rate swaps are used to manage th e interest rate risk in the Company's fixed maturity portfolio, as well as th e Company's liabilities . I nterest rate swaps repres ent contracts that require the exchange of cash flows at regular interim periods, typically monthly or quarterly.

Foreign exchange swaps: Foreign exchange swaps are used to reduc e the risk of a change in the value, yield, or cash flow with re spect to invested as sets. Foreign ex change swaps represent contracts that require the exchange of foreign currency cash flows for U.S. dollar cash flows at regular interim periods, typically quarterly or semi-annually.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Credit default swaps: Credit default swaps are used to reduce the credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals and amounts for the purchase or sale of credit protection. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract.

Forwards: Certain forwards are acquired to hedge the Company's CMO-B portfolio against movements in interest rates, particularly mortgage rates. On the settlement date, the Company will either receive a payment (interest rate drops on owned forwards or interest rate rises on purchased forwards) or will be required to make a payment (interest rate rises on owned forwards or interest rate drops on purchased forwards).

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease in variable annuity account values, which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. A decrease in variable annuity account values would also result in lower fee income. A decrease in equity markets may also negatively impact the Company's investment in equity securities. The futures income would serve to offset these effects. Futures contracts are also used to hedge against an increase in certain equity indices. Such increases may result in increased payments to contract holders of fixed indexed annuity contracts, and the futures income would serve to offset this increased expense.

Swaptions: Swaptions are used to manage interest rate risk in the Company's collateralized mortgage obligations portfolio. Swaptions are contracts that give the Company the option to enter into an interest rate swap at a specific future date.

Managed Custody Guarantees: The Company issued certain credited rate guarantees on externally managed variable bond funds that represent stand alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates, and credit ratings/spreads.

Embedded derivatives: The Company also has investments in certain fixed maturity instruments, and has issued certain retail annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2010 and 2009.

	2010			2009		
	Notional Amount	Asset Fair Value	Liability Fair Value	Notional Amount	Asset Fair Value	Liability Fair Value
Derivatives: Qualifying for hedge accounting [1]						
Interest rate contracts	7.2	$ 0.6	$ -	-	$ -	$ -
Foreign exchange contracts	7.2	-	0.1	-	-	-
Derivatives: Non-Qualifying for hedge accounting [1]						
Interest rate contracts	16,737.7	226.2	227.1	9,750.1	175.0	234.9
Foreign exchange contracts	233.0	0.7	38.4	199.5	-	43.3
Equity contracts	3.7	-	-	-	-	-
Credit contracts	641.4	6.7	14.7	243.9	0.2	53.5
Managed custody guarantees [2]	N/A	-	3.0	N/A	-	6.0
Embedded derivatives:						
Within retail annuity products [2]	N/A	-	5.6	N/A	-	-
Total		$ 234.2	$ 288.9		$ 175.2	$ 337.7

N/A - Not applicable.

[1] The fair values are reported in Derivatives or Other liabilities on the Consolidated Balance Sheets.

[2] The fair values are reported in Future policy benefits and claim reserves on the Consolidated Balance Sheets.

Net realized gains (losses) on de rivatives were as follows for the years ended December 31, 2010 an d 2009.

	2010	2009
Derivatives: Non-Qualifying for hedge accounting [1]		
Interest rate contracts	$ (53.4)	$ (178.8)
Foreign exchange contracts	7.4	(23.3)
Equity contracts	0.5	(49.0)
Credit contracts	8.9	(16.5)
Managed custody guarantees [2]	4.1	34.0
Embedded derivatives:		
Within retail annuity products [2]	5.2	185.4
Total	$ (27.3)	$ (48.2)

[1] Changes in value are included in Net realized capital losses on the Consolidated Statements of Operations.

[2] Changes in value are included in Interest credited and other benefits to contract owners on the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own.

C-56

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Credit default swaps may also be purchased to reduce credit exposure in the Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Associations, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of non cash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par minus recovery value of the swap contract. At December 31, 2010, the fair value of credit default swaps of $6.7 and $14.7 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. At December 31, 2009, the fair value of credit default swaps of $0.2 and $53.5 was included in Derivatives and Other liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2010 and 2009, the maximum potential future exposure to the Company on the sale of credit protection under credit default swaps was $625.6 and $84.4, respectively.

4. Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Balance at January 1	$ 901.8	$ 865.5	$ 728.6
Deferrals of commissions and expenses	142.2	108.2	168.7
Amortization:			
Amortization	(77.0)	(39.3)	(112.5)
Interest accrued at 5.5% to 7%	64.6	58.0	50.6
Net amortization included in Consolidated Statements of Operations	(12.4)	18.7	(61.9)
Change in unrealized capital gains/losses on available-for-sale securities	(8.6)	(90.6)	30.1
Balance at December 31	$ 1,023.0	$ 901.8	$ 865.5

The estimated amount of DAC amortization expense, net of interest, is $38.4, $57.8, $56.8, $55.5, and $55.3, for the years 2011, 2012, 2013, 2014, and 2015, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Activity within VOBA was as follows for the years ended December 31, 2010, 2009, and 2008.

	2010	**2009**	**2008**
Balance at January 1	$ 991.5	$ 1,832.5	$ 1,253.2
Deferrals of commissions and expenses	23.6	40.4	33.3
Amortization:			
Amortization	(8.7)	(170.5)	(144.2)
Interest accrued at 5.5% to 7%	74.3	72.2	77.2
Net amortization included in Consolidated Statements of Operations	65.6	(98.3)	(67.0)
Change in unrealized capital gains/losses on available-for-sale securities	(364.3)	(783.1)	613.0
Balance at December 31	$ 716.4	$ 991.5	$ 1,832.5

The estimated amount of VOBA amortization expense, net of interest, is $50.0, $72.3, $69.5, $64.2, and $61.2, for the years 2011, 2012, 2013, 2014, and 2015, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

5.   Capital Contributions, Dividends and Statutory Information

ILIAC's ability to pay dividends to its parent is   subject to the prior approval of insurance regulatory authorities of the State of Conne cticut for payment of any divide nd, which, when combined with othe r dividends paid within the precedin g twelve months, excee ds the greater of (1)   ten percent (10.0%) o f ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations.

During the year ended December 31, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent. During the years ended December 31, 2009 and 2008, ILIAC did not pay any dividends on its common stock to its Parent. On October 30, 2010, IFA paid a $60.0 dividend to ILIAC, its parent, which was eliminated in consolidation.

During the year ended December   31, 2010, ILIAC did not receive any capital   contributions from its Parent. On November 12, 2008, ING is sued to The State of the Netherlands (the "Dutch State") non-voting Tier 1 securities for a tota l consideration of EUR 10 billion. On February ry 24, 2009, $2.2 billion was contributed to direct and i   ndirect insurance company subsidia ries of ING Ame rica Insurance Holdings, Inc. ("ING AIH"), of which $365.0 was c ontributed to the Company. The contribution was comprised of the proceeds from the   investment by the Dutch State a nd the redistribution of currently existing capital within ING.   During 2008, ILIAC di d not receive any cash ca pital contributions from Lion.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

On February 18, 2011, ILIAC received a $150.0 capital contribution from its Pa rent as part of the redistribution of currently existing capital within ING US Insurance Operations.

The State of Connecticut Insurance Department (the "Department") recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting pr actices prescribed o r permitted by the Departme nt, which differ in ce rtain respects from accounti ng principles generally accepted in the United States. Statutory net income (loss) was $66.0, $271.6, and $(428.4), for the years ended December 31, 2010, 2009, and 2008, respectively. Statutory capital and surplus was $1.7 billion and $1.8 billion as of December 31, 2010 and 2009, respectively. As specifically prescribed by statutory accounting practices, stat utory surplus as of December 31, 2010 included the impact of the $150.0 capital contribution received by ILIAC from its Parent on February 18, 2011.

Effective December 31, 2009, the Company adopted Actuarial Guideline 43 – Variable Annuity Commissioners Annuity Reserve Valuation Method ("AG43") for its statutory basis of accounting. The adoption of AG43 resulted in high er reserves than those calcula ted under previous standards by $97.9. Where the application of AG43 produc es higher reserves than the Co mpany had otherwise established under previous standards, the Company may request permission from the Department to grade -in the impact of higher reserve over a three year period. The Company elected this grade-in provision, as allowed under AG4 3 and as approved by the Department, wh ich allows the Company to r eflect the impact of adoption of $97.9 over a three year period. The impact of the grad e-in for the years ende d December 31, 2010 and 2009 was a $23.0 and $32.6, resp ectively, increase in reserves and a corresponding decrease in statutory surplus.

Effective December 31, 2009, the Comp any adopted SSAP No. 10R, Income Taxes, for its statutory basis of accounting. This statem ent requires the Company to calcula te admitted defe rred tax assets based upon what is expected to re verse within one year with a cap on the admitted portion of the deferred tax asset of 10% of capital and surplus for its most recen tly filed s tatement. If the Company's risk-based capital ("RBC") levels, after reflecting the above limitation , exceeds 250% of the authorized control level, the statement incr eases the limitation on ad mitted def erred ta x asse ts f rom what is expected to reverse in one year to what is expected to reverse over th e next three years and increases the cap on the admitted portion of the deferred tax asset from 10% of capital and surplus for its most recently filed statement to 15%. Other revisions in the stat ement include requiring the Company to reduce the gross deferred tax asset by a statutory va luation allowance adjustment if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50%) that some portion of o r all of the gross deferred tax assets will not be r ealized. To temper this positive RBC impact, and as a temporary measure at December 31, 2009 only, a 5% pre -tax RBC char ge must be applied to the additional admitted deferred tax assets generated by SSAP 10R. The adoption for 2009 had a December 31, 2009 sunset; however, during 2010, the 2009

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

adoption, including the 5% pre-tax RBC charge, was extended through December 31, 2011. The effects on the Company's statutory financial statements of adopting this change in accounting principle were increases to total assets and capital and surplus of $68.9 and $51.1 as of December 31, 2010 and 2009, respectively. This adoption had no impact on total liabilities or net income.

6.   **Additional Insurance Benefits and Minimum Guarantees**

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2010, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.1 billion and $4.4, respectively. As of December 31, 2009, the separate account liability for guaranteed minimum benefits and the additional liability recognized related to minimum guarantees were $6.9 billion and $3.6, respectively.

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2010 and 2009, was $6.1 billion and $6.9 billion, respectively.

7.   **Income Taxes**

Income taxes expense (benefit) consisted of the following for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Current tax expense (benefit):			
Federal	$ 73.2	$ 27.5	$ (121.8)
State	-	(0.9)	(18.1)
Total current tax expense (benefit)	73.2	26.6	(139.9)
Deferred tax expense:			
Federal	67.6	23.0	31.6
Total deferred tax expense	67.6	23.0	31.6
Total income tax expense (benefit)	$ 140.8	$ 49.6	$ (108.3)

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Income taxes were different from the amount computed by applying the federal income tax rate to income before income taxes for the following reasons for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Income (loss) before income taxes	$ 577.7	$ 403.5	$ (1,138.5)
Tax rate	35.0%	35.0%	35.0%
Income tax expense (benefit) at federal statutory rate	202.2	141.2	(398.5)
Tax effect of:			
Dividend received deduction	(23.3)	(2.6)	(15.5)
IRS audit settlement	(26.8)	(0.1)	(10.1)
State audit settlement	-	(1.2)	(12.6)
State tax expense	0.6	0.1	1.3
Tax valuation allowance	(13.7)	(92.2)	333.0
Other	1.8	4.4	(5.9)
Income tax expense (benefit)	$ 140.8	$ 49.6	$ (108.3)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities at December 31, 2010 and 2009, are presented below.

	2010	2009
Deferred tax assets:		
Insurance reserves	$ 187.1	$ 140.7
Investments	112.5	286.7
Postemployment benefits	83.7	73.5
Compensation	45.9	46.3
Other	22.1	9.5
Total gross assets before valuation allowance	451.3	556.7
Less: valuation allowance	(120.1)	(202.5)
Assets, net of valuation allowance	331.2	354.2
Deferred tax liabilities:		
Net unrealized gain	(71.9)	(55.3)
Value of business acquired	(410.5)	(379.2)
Deferred policy acquisition costs	(315.7)	(270.9)
Total gross liabilities	(798.1)	(705.4)
Net deferred income tax liability	$ (466.9)	$ (351.2)

Net unrealized capital gains and losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. At December 31, 2010 and 2009, the Company had a tax valuation allowance of $109.0 and $197.5, respectively, related to capital losses. As of December 31, 2010 and 2009, the Company had full tax valuation allowances of $11.1

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

and $5.0, respectively, related to foreign tax credits, the benefit of which is uncertain. The change in net unrealized capital gains (losses) includes an increase (decrease) in the tax valuation allowance of $(68.7), $(38.2), and $(6.4) for the years ended December 31, 2010, 2009, and 2008, respectively.

Tax Sharing Agreement

Under the intercompany tax sharing agreement, ILIAC has a payable to and a receivable from ING AIH of $49.3 and $23.9 for federal income taxes as of December 31, 2010 and 2009, respectively.

See Related Party Transactions footnote for more information.

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the periods ended December 31, 2010 and 2009 are as follows:

	2010	2009
Balance at beginning of period	$ 12.8	$ 22.1
Additions for tax positions related to current year	-	0.9
Additions for tax positions related to prior years	36.2	3.5
Reductions for tax positions related to prior years	(25.8)	(13.3)
Reductions for settlements with taxing authorities	(0.2)	(0.4)
Balance at end of period	$ 23.0	$ 12.8

The Company had $0.0 and $24.8 of unrecognized tax benefits as of December 31, 2010 and 2009, respectively, which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in current income taxes and income tax expense (benefit) on the Balance Sheet and the Statement of Operations, respectively. The Company had accrued interest of $0.0 and $3.3 as of December 31, 2010 and 2009, respectively. The decrease in accrued interest during the year ended December 31, 2010 is primarily related to the settlement of the 2004 through 2008 federal audits.

Tax Regulatory Matters

In September 2010, the Internal Revenue Service ("IRS") completed its examination of the Company's returns through tax year 2008. The provision for the year ended December 31, 2010 reflected non-recurring favorable adjustments, resulting from a

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

reduction in the tax liability that was no longer deemed necessary based on the results of the IRS examination, monitoring the activities of the IRS with respect to certain issues with other taxpayers and the merits of the Company's positions.

The Company is currently under audit by the IRS and has agreed to participate in the Compliance Assurance Program ("CAP") for tax years 2009 and 2010. It is anticipated that the IRS audit of the 2009 tax year will be finalized within the next twelve months. Upon finalization of the IRS examination, it is reasonably possible that the unrecognized tax benefits will decrease by up to $23.0.

8. Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Retirement Plan was amended and restated effective January 1, 2008. The Retirement Plan was amended on July 1, 2008, related to the admission of the employees from the acquisition of CitiStreet LLC ("CitiStreet") by Lion, and ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter. Additionally, effective January 1, 2009, the Retirement Plan was amended to provide that anyone hired or rehired by the Company on or after January 1, 2009, would not be eligible to participate in the Retirement Plan.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a final average compensation formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $27.2, $22.3, and $14.0 for the years ended December 31, 2010, 2009, and 2008, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was amended and restated effective January 1, 2008 and subsequently amended on July 1, 2008, with respect to the admission of employees from the acquisition of CitiStreet by Lion. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $10.7, $8.9, and $10.3, for the years ended December 31, 2010, 2009, and 2008, respectively, and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Through December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was terminated effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets, and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2010 and 2009.

	2010	2009
Change in Projected Benefit Obligation:		
Projected benefit obligation, January 1	$ 90.2	$ 94.9
Interest cost	5.1	5.3
Benefits paid	(10.1)	(13.4)
Actuarial gain on obligation	11.6	3.4
Projected benefit obligation, December 31	$ 96.8	$ 90.2
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ -	$ -

Amounts recognized in the Consolidated Balance Sheets consist of:

	2010	2009
Accrued benefit cost	$ (96.8)	$ (90.2)
Accumulated other comprehensive income	30.0	21.1
Net amount recognized	$ (66.8)	$ (69.1)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2010 and 2009 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2010	2009
Discount rate at end of period	5.50%	6.00%
Rate of compensation increase	3.00%	1.50%

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries (particularly the Citigroup Pension Discount Curve Liability Index), including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 5.5% was the appropriate discount rate as of December 31, 2010, to calculate the Company's accrued benefit liability.

C-65

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2010	2009	2008
Discount rate	6.00%	6.00%	6.50%
Rate of increase in compensation levels	3.00%	1.50%	4.20%

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2010, 2009, and 2008, were as follows:

	2010	2009	2008
Interest cost	$ 5.1	$ 5.3	$ 5.2
Net actuarial loss recognized in the year	2.6	2.1	-
Unrecognized past service cost recognized in the year	0.1	0.1	-
The effect of any curtailment or settlement	-	0.1	0.5
Net periodic benefit cost	$ 7.8	$ 7.6	$ 5.7

Cash Flows

In 2011, the employer is expected to contribute $9.9 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs, and Agents Non-Qualified Plan, for the years ended December 31, 2011 through 2015, and thereafter through 2020, are estimated to be $9.9, $9.1, $7.9, $6.8, $5.5, and $28.4, respectively.

Stock Option and Share Plans

Through 2010, ING sponsored the ING Group Long-Term Equity Ownership Plan ("leo"), which provides employees of the Company who are selected by the ING Executive Board with options and/or performance shares. The terms applicable to an award under leo are set out in an award agreement, which is signed by the participant when he or she accepts the award.

Options granted under leo are nonqualified options on ING shares in the form of American Depository Receipts ("ADRs"). Leo options have a ten (10) year term and vest three years from the grant date. Options awarded under leo may vest earlier in the event of the participant's death, permanent disability or retirement. Retirement for purposes of leo means a participant terminates service after attaining age 55 and completing 5 years of service. Early vesting in all or a portion of a grant of options may also occur in the event the participant is terminated due to redundancy or business divestiture. Unvested options are generally subject to forfeiture when a participant voluntarily terminates

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

employment or is terminated for cause (as defined in leo). Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination or termination for cause. An option gives the recipient the right to purchase an ING share in the form of ADRs at a price equal to the fair market value of one ING share on the date of grant. On exercise, participant's have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the options being exercised, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

Awards of performance shares may also be made under leo. Performance shares are a contingent grant of ING stock, and, on vesting, the participant has the right to receive a cash amount equal to the closing price per ING share on the Euronext Amsterdam Stock Market on the vesting date times the number of vested Plan shares. Performance shares generally vest three years from the date of grant, with the amount payable based on ING's share price on the vesting date. Payments made to participants on vesting are based on the performance targets established in connection with leo and payments can range from 0% to 200% of target. Performance is based on ING's total shareholder return relative to a peer group as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in leo). Upon vesting, participants have three options (i) retain the shares and remit a check for applicable taxes due on exercise, (ii) request the administrator to remit a cash payment for the value of the shares, less applicable taxes, or (iii) retain some of the shares and have the administrator liquidate sufficient shares to satisfy the participant's tax obligation. The amount is converted from Euros to U.S. dollars based on the daily average exchange rate between the Euro and the U.S. dollar, as determined by ING.

The Company was allocated from ING compensation expense for the leo options and performance shares of $3.4, $3.7, and $4.1, for the years ended December 31, 2010, 2009, and 2008, respectively.

For leo, the Company recognized tax benefits of $0.7, $0.1, and $0.7, in 2010, 2009, and 2008, respectively.

Commencing in 2011, ING introduced a new long-term equity and deferred bonus plan, the Long-Term Sustainable Performance Plan ("LSPP"). The terms applicable to an award under the LSPP will be set out in a grant agreement which is signed by the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

participant when he or she accepts the award. The LSPP will provide employees of the Company who are selected by the ING Executive Board with performance shares and will also require deferral of discretionary incentive bonus awards in excess of EU 100,000. The performance shares awarded under the LSPP will be a contingent grant of ING ADR units and on settlement, the participant will have the right to either receive ING ADR units in kind or a cash amount equal to the closing price per ING share on the Euronent Amsterdam Stock Market on the settlement date times the number of vested ADR units, subject to achievement during the vesting period of performance targets based on return of equity and employee engagement. The excess bonus amount will be held in deferred ING ADR units or in a deferred cash account, or some combination thereof, depending on the total amount of the incentive bonus award, generally subject to vesting in three equal tranches over the three year period commencing on the date of incentive bonus payment. Unlike the leo plan, no options on ING shares in the form of ADRs will be granted under the LSPP. To vest in performance shares, deferred shares or deferred cash, an employee must generally be actively employed on the settlement date, although immediate full and partial vesting in the event of normal age or early retirement, death or disability, or termination due to redundancy or business divestiture will occur, similar to the vesting treatment in the leo plan.

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.

- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2010, 2009, and 2008, were $11.9, $12.1, and $13.9, respectively.

9. Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative, and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2010, 2009, and 2008, expenses were incurred in the amounts of $23.7, $35.9, and $58.4, respectively.

- Services agreement with ING North America for administrative, management, financial, and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2010, 2009, and 2008, expenses were incurred in the amounts of $209.7, $140.2, and $175.3, respectively.

- Services agreement between ILIAC and its U.S. insurance company affiliates dated January 1, 2001, and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2010, 2009, and 2008, net expenses related to the agreement were incurred in the amount of $53.3, $26.3, and $19.6, respectively.

- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2010 and 2009, net expenses related to the agreement were incurred in the amount of $6.4 and $4.9, respectively. An immaterial amount was incurred for the year ended December 31, 2008.

- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the year ended December 31, 2010, revenue under the IIM intercompany agreement was $24.1.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly-owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies, whereby DSL serves as the principal underwriter for variable insurance products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2010, 2009, and 2008, commissions were collected in the amount of $220.0, $275.3, and $622.5. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of ING USA, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the year ended December 31, 2010, expenses were incurred under these intercompany agreements in the aggregate amount of $204.5.
- Prior to January 1, 2010, DSL was a party to a service agreement with ING USA pursuant to which ING USA provided DSL with managerial and supervisory services in exchange for a fee. This service agreement was terminated as of January 1, 2010. For the years ended December 31, 2009 and 2008, expenses were incurred under this service agreement in the amount of $123.2 and $139.2, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2010, 2009, and 2008, expenses were incurred under this service agreement in the amount of $3.3, $1.2, and $1.2, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2010, 2009, and 2008, expenses were incurred in the amounts of $19.8, $12.5, and $14.9, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $246.1, $212.3, and $255.2, (excludes fees paid to ING Investment Management Co.) in 2010, 2009, and 2008, respectively.

DSL has been retained by ING Investors Trust ("IIT"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee, net of sub advisory fees, which is based on a percentage of average daily net assets. For the years ended December 31, 2010, 2009, and 2008, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $314.3, $270.0, and $323.8, respectively. At December 31, 2010 and 2009, DSL had $25.1 and $25.3, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING AIH, an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and expires on April 1, 2011, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. Interest on any Company borrowing is charged at the rate of ING AIH's cost of funds for the interest period, plus 0.15%. Interest on any ING AIH borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Under this agreement, the Company incurred an immaterial amount of interest expense for the years ended December 31, 2010 and 2009, and $0.2 for the year ended December 31, 2008, and earned interest income of $0.9, $1.0 and $4.8, for the years ended December 31, 2010, 2009, and 2008, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. At of December 31, 2010 and 2009, the Company had an outstanding receivable of $304.1 and $287.2, respectively, with ING AIH under the reciprocal loan agreement.

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC, in an offering that was exempt from the registration requirements of the Securities Act of 1933. ILIAC's $175.0 Note from ING USA bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for each of the years ended December 31, 2010, 2009, and 2008.

Property and Equipment Sale

During the second quarter of 2009, ING's U.S. life insurance companies, including the Company, sold a portion of its property and equipment in a sale/leaseback transaction to an affiliate, ING North America. The fixed assets involved in the sale were capitalized assets generally depreciated over the expected useful lives and software in development. Since the assets were being depreciated using expected useful lives, the current net book value reasonably approximated the current fair value of the assets being transferred. The fixed assets sold to ING North America by the Company totaled $17.4.

Transfer of Registered Representatives

On January 1, 2011, IFA transferred a group of registered representatives and their related customer accounts to its broker-dealer affiliate, ING Financial Partners, Inc. and received $5.0 as consideration for the transfer. Effective January 1, 2011, IFA will operate exclusively as a wholesale broker-dealer.

10. **Financing Agreements**

Revolving Note Facility

ILIAC maintains a $50.0 uncommitted, perpetual revolving note facility with the Bank of New York ("BONY"). Interest on any of ILIAC's borrowing accrues at an annual rate equal to a rate quoted by BONY to ILIAC for the borrowing. Under this agreement,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

ILIAC incurred no interest expense for the years ended December 31, 2010, 2009, and 2008. At December 31, 2010 and 2009, ILIAC had no amounts outstanding under the revolving note facility.

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation.

At both December 31, 2010 and 2009, the amount of the loan outstanding was $4.9 which was reflected in Notes payable on the Consolidated Balance Sheets.

Also see Financing Agreements in the Related Party Transactions footnote.

11. **Reinsurance**

At December 31, 2010, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. At December 31, 2010, the Company did not have any outstanding cessions under any reinsurance treaties with affiliated reinsurers. The Company remains liable to the extent its reinsurers do not meet their obligations under the reinsurance agreements.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life, for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $11.5 and $11.6 were maintained for this contract as of December 31, 2010 and 2009, respectively.

Reinsurance ceded in force for life mortality risks were $17.4 billion and $18.6 billion at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, net receivables were comprised of the following:

	2010	2009
Claims recoverable from reinsurers	$ 2,356.0	$ 2,431.0
Payable for reinsurance premiums	-	(0.7)
Reinsured amounts due to reinsurers	0.4	(0.7)
Other	(0.5)	0.3
Total	$ 2,355.9	$ 2,429.9

Premiums and Interest credited and other benefits to contract owners were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Deposits ceded under reinsurance	$ 154.6	$ 162.4	$ 174.4
Premiums ceded under reinsurance	0.3	0.3	0.3
Reinsurance recoveries	390.4	339.8	309.0

12.   Commitments and Contingent Liabilities

Leases

Prior to December 31, 2008, the Company leased certain office space and certain equipment under various operating leases and paid substantially all expenses associated with its leased and subleased office properties. Any expenses not paid directly by the Company were paid for by an affiliate and allocated back to the Company. However, as of December 31, 2008, all of the Company's expenses for leased and subleased office properties will be paid for by an affiliate and allocated back to the Company, as all operating leases were terminated or consolidated by ING AIH during the fourth quarter of 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2010, 2009, and 2008, rent expense for leases was $4.0, $5.1, and $6.1, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

At December 31, 2010, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $336.3, of which $144.0 was with related parties. At December 31, 2009, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $305.1, of which $218.5 was with related parties. During 2010 and 2009, $69.1 and $46.8, respectively, was funded to related parties under these commitments.

Collateral

Under the terms of the Company's Over-The-Counter Derivative ISDA Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2010, the Company held $4.7, of cash collateral, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. As of December 31, 2009, the Company did not hold any cash collateral. In addition, as of December 31, 2010 and 2009, the Company delivered collateral of $93.8 and $130.3, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

Litigation

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/ arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages, and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Regulatory Matters

As with many financial services companies, the Company and its affiliates periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. Some of these investigations and inquiries could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company or its affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, fines, and other financial liability. It is not currently anticipated that the outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company. It is the practice of the Company and its affiliates to cooperate fully in these matters.

13. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of Accumulated other comprehensive income (loss) as of December 31, 2010, 2009, and 2008.

	2010	2009	2008
Net unrealized capital gains (losses):			
Fixed maturities	$ 930.5	$ 133.4	$ (1,315.5)
Equity securities, available-for-sale	24.3	12.8	(7.4)
Derivatives	0.5	-	-
DAC/VOBA adjustment on available-for-sale securities	(461.7)	(88.8)	650.9
Sales inducements adjustment on available-for-sale securities	(0.3)	0.2	2.4
Shadow premium deferral	(61.0)	-	-
Other investments	0.1	-	(0.3)
Unrealized capital gains (losses), before tax	432.4	57.6	(669.9)
Deferred income tax asset (liability)	(114.4)	(63.9)	205.8
Net unrealized capital gains (losses)	318.0	(6.3)	(464.1)
Pension and other post-employment benefits liability, net of tax	(13.5)	(8.7)	(18.0)
Accumulated other comprehensive income (loss)	$ 304.5	$ (15.0)	$ (482.1)

C-76

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly-owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in unrealized capital gains (losses) on securities, including securities pledged and noncredit impairments, reported net of DAC, VOBA, and income tax, were as follows for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Fixed maturities	$ 797.1	$ 1,448.9	$ (1,267.4)
Equity securities, available-for-sale	11.5	20.2	(13.7)
Derivatives	0.5	-	-
DAC/VOBA adjustment on available-for-sale securities	(372.9)	(739.7)	643.1
Sales inducements adjustment on available-for-sale securities	(0.5)	(2.2)	2.2
Shadow premium deferral	(61.0)	-	-
Other investments	0.1	0.3	0.4
Unrealized capital gains (losses), before tax	374.8	727.5	(635.4)
Deferred income tax asset (liability)	(119.2)	(230.7)	193.7
Net change in unrealized capital gains (losses)	$ 255.6	$ 496.8	$ (441.7)

Changes in unrealized capital gains on securities, including securities pledged and noncredit impairments, as recognized in Accumulated other comprehensive income (loss), reported net of DAC, VOBA, and income taxes, were as follows for the years ended December 31, 2010, 2009, and 2008.

	2010	2009	2008
Net unrealized capital holding gains arising during the period[1]	$ 284.8	$ 513.0	$ (1,192.0)
Less: reclassification adjustment for gains and other items included in Net income (loss)[2]	29.2	16.2	(750.3)
Net change in unrealized capital gains on securities	$ 255.6	$ 496.8	$ (441.7)

[1] Pretax unrealized capital holding gains (losses) arising during the year were $417.6, $751.2, and $(1,714.8), for the years ended December 31, 2010, 2009, and 2008, respectively.
[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $42.8, $23.7, and $(1,079.4), for the years ended December 31, 2010, 2009, and 2008, respectively.

The reclassification adjustments for gains (losses) and other items included in Net income (loss) in the above table are determined by specific identification of each security sold during the period.

QUARTERLY DATA (UNAUDITED)
(Dollar amounts in millions, unless otherwise stated)

2010		First		Second		Third		Fourth
Total revenue	$	520.6	$	542.4	$	549.5	$	613.5
Income before income taxes		104.9		78.4		127.2		267.2
Income tax expense (benefit)		14.0		34.7		(8.8)		100.9
Net income	$	90.9	$	43.7	$	136.0	$	166.3

2009		First		Second		Third		Fourth
Total revenue	$	588.9	$	261.1	$	518.5	$	502.2
Income before income taxes		36.3		7.4		217.4		142.4
Income tax expense (benefit)		(4.0)		(89.6)		72.8		70.4
Net income	$	40.3	$	97.0	$	144.6	$	72.0